Form 10-K, Exhibit 13
period 1993-12-31
LUBRIZOL CORP
filed 1994-03-30
CIK 60751

                                                                  Exhibit 13
THE LUBRIZOL CORPORATION


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a full service supplier of performance chemicals to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical, mechanical and biological technologies to enhance the performance and quality of the customer products in which they are used. The company develops, produces and sells chemical additives for transportation and industrial lubricants and functional fluids, fuel additives and diversified specialty chemical products.

Prior to December 1, 1992, the company had a separately reportable Agribusiness segment. That segment included traditional operations which develop, produce and market planting seeds and specialty vegetable oils, and also included strategic biotechnology research and development. As described in Note 16 to the financial statements, on December 1, 1992, the company transferred substantially all of its Agribusiness segment, other than the specialty vegetable oil operations, to Mycogen Corporation and a joint venture partnership formed with Mycogen. The transferred assets were related to the seed business activities of the company's former Agrigenetics division and are referred to in the following discussion as "Agrigenetics." The agribusiness assets and operations retained by the company are not reportable as a separate industry segment after 1992.

1993 RESULTS OF OPERATIONS

In 1993, consolidated revenues were $1.53 billion. Consolidated revenues for 1992 were $1.55 billion which included $88.6 million of revenues from Agrigenetics. Excluding the Agrigenetics revenues from 1992, consolidated revenues increased $61.9 million or 4% in 1993. Higher selling prices of 4% and favorable product mix of 1% were partially offset by unfavorable currency effects of 2% and volume decreases of 1%. Revenues of Langer & Company, which was acquired in January 1993, accounted for the remaining 2% revenue increase.

                                 1989             1990           1991             1992            1993
                                 ----             ----           ----             ----            ----
Revenues by Segment(millions)
  Specialty Chemicals           $1,124.4        $1,335.5       $1,348.8         $1,433.4        $1,525.5
  Agribusiness                    $103.5          $117.2         $127.5           $118.9            -

The increase in 1993 selling prices resulted from price increases which were implemented in the fourth quarter of 1992 and from the introduction late in 1993 of higher performing products to meet new passenger car motor oil standards in the U.S. market. The company is implementing additional price increases of 3.5% to 6% on a worldwide basis in the first quarter of 1994 to more fully recover the costs of its product technology as well as the costs resulting from increased environmental regulations at its facilities.

North American volume decreased 9% in 1993 from the record levels of volume in 1992 as a result of a decrease in market share. The revenue impact of this volume decrease was offset by an increase in sales of more profitable products. International volume increased 6% over 1992 and accounts for approximately
60% of revenues.

                                 1989             1990           1991             1992            1993
                                 ----             ----           ----             ----            ----
Gross Profit by Segment(millions)
  Specialty Chemicals             $320.8          $398.2         $429.9           $451.0        $485.4
  Agribusiness                     $35.0           $40.2          $45.7            $39.3           -

Gross profit (sales less cost of sales) was $485.4 million in 1993 compared to $490.3 million in 1992. Excluding the impact of Agrigenetics ($35.3 million in 1992), gross profit increased by $30.4 million or 7% primarily as a result of higher average selling prices. Gross profit as a percentage of sales was 32.0% in 1993 compared to 31.2% (excluding Agrigenetics) in 1992.

Selling and administrative expenses decreased $22.8 million to $158.5 million. Excluding Agrigenetics ($29.1 million in 1992), selling and administrative expenses increased $6.3 million or 4%. This increase primarily resulted from the inclusion of Langer's expenses in 1993.

                                 1989             1990           1991             1992            1993
                                 ----             ----           ----             ----            ----
Research Testing and
Development by Segment (millions)
  Specialty Chemicals            $94.1          $107.4          $127.7          $139.8          $171.5
  Agribusiness                   $18.3           $16.6           $16.3           $15.0             -

Research, testing and development (technology) expenses increased $16.8 million to $171.5 million. Excluding Agrigenetics ($13.5 million in 1992), technology expenses increased $30.3 million or 21%. This increase is a result of higher testing costs associated with customer test programs to meet new industry performance standards for passenger car and diesel engine oils and automatic transmission fluids. These standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new requirements for fuel economy, emissions, efficiency, durability and other performance factors. The frequency of these performance upgrades is compressing the time cycles for new product development and has been increasing the company's technology expenses. This high level of technology expense is likely to continue in the first half of 1994 before beginning to ease as customer test programs are completed and new products are introduced into the market.

As a result of the above factors and increased royalties, after excluding Agrigenetics from 1992, total cost and expenses increased $5.9 million more than revenues in 1993.

As discussed in Note 17 to the financial statements, the company recorded a special pretax charge of $86.3 million in the third quarter of 1993 in connection with manufacturing rationalization and organizational realignment initiatives. These initiatives were developed, formalized and presented by management to the Board of Directors during the third quarter. The plans will be implemented over the next several years and through consolidation

THE LUBRIZOL CORPORATION

are expected to result in savings from a reduced number of employees, lower operating costs and a one third reduction in the number of manufacturing units used to produce intermediate products. When the plans are fully implemented, annual expense savings are estimated to be approximately $50 million.

During the last half of the year, the company sold approximately one million shares of Genentech common stock resulting in a pretax gain of $42.4 million. The net proceeds of these sales were used to repurchase common shares of the company as described under Working Capital, Liquidity and Capital Resources below.

Other income-net was $.5 million in 1993 compared to $11.9 million in 1992. Other income includes the company's share of equity losses in Mycogen and the agribusiness joint venture. Mycogen recorded restructuring charges and incurred weather-related problems in the Midwest which adversely affected agribusiness results. The reduction in other income was attributable to increased equity losses of $18.3 million in Mycogen and the agribusiness joint venture, partially offset by increased gains on the sale of investments, excluding Genentech, of $6.7 million.

The equity losses related to Mycogen and the agribusiness joint venture, net of preferred stock dividends and a gain on the sale of investment, were $4.1 million less in 1993 than the Agrigenetics operating loss and equity losses recorded in 1992.

The company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the company is subject to business risks inherent in non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located.

While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility.

Generally, the income statement effect of changes in the dollar value of foreign currencies is partially or wholly offset by the company's ability to make corresponding price changes in local currency. The company's consolidated net income will generally benefit (decline) as foreign currencies increase (decrease) in value compared to the U.S. dollar. In 1993, European currencies weakened and the Japanese yen strengthened resulting in an insignificant net earnings effect.

Interest income decreased $3.2 million due to lower average balances of cash and short-term investments. An increase in borrowings resulted in slightly higher interest expense in 1993.

As a result of the above factors, income before income taxes was $119.7 million in 1993, a decrease of $57.5 million from 1992. Net income in 1993, excluding the special charge, Genentech gain and the accounting changes discussed below, decreased 9% to $113.5 million or $1.67 per share, from $124.6 million or $1.81 per share in 1992.

ACCOUNTING CHANGES

As described in Note 10 to the financial statements, effective January 1, 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company recorded the cumulative effect of this accounting change of $79.9 million before taxes ($51.5 million or $.76 per common share after taxes) in the first quarter of 1993. As a result of this accounting change, postretirement health care and life insurance costs increased $8.1 million ($.08 per share after taxes) in 1993. This expense is allocated among the various cost and expense categories in the consolidated statements of income. SFAS 106 has no effect on cash flows since the company continues to pay claims as incurred.

As described in Note 8 to the financial statements, effective January 1, 1993, the company also adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect of this accounting change reduced net deferred tax liabilities and increased net income in 1993 by $12.1 million or $.18 per share. The positive effect of adopting SFAS 109 was primarily attributable to more favorable treatment of the deferred income taxes on intercompany profit in inventory. SFAS 109 has no effect on cash flows.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY was 6% in 1993 (14% excluding the special charge, the Genentech gain and accounting changes), 15% in 1992 and 16% in 1991.

1992 AND 1991 RESULTS OF OPERATIONS

                                       1989     1990*   1991    1992    1993
                                       ----     ----    ----    ----    ----
Return on Equity(percent)               14%      27%     16%     15%     6%

*       Return on equity is 18% before Genentech gain.

Following is a discussion of the results of operations for 1992 and 1991, first on a summary consolidated basis and then as the company historically reported its business segments.

IN 1992, consolidated revenues increased $75.9 million or 5% compared to 1991 primarily as a result of record volume in the Specialty Chemicals segment. The increased revenues were partially offset by increased manufacturing costs in Specialty Chemicals, and higher specialty vegetable oil production costs, with the result that gross profit increased $14.7 million or 3%. Gross profit as a percentage of sales was 31.7% in 1992, compared to 32.4% in 1991. Selling, administrative and technology expenses increased $19.7 million or 6% (all in the Specialty Chemicals segment), more than offsetting the higher gross profit. As a result of these factors and reduced royalties, total cost and expenses increased $5.8 million more than revenues.

Other income-net increased $2.4 million in 1992, primarily as a result of a gain on sales of investments of $6.5 million, partially offset by the company's share of losses related to the agribusiness joint venture formed in December 1992, and expenses related to closing facilities in the mining chemicals market. Accordingly, combined segment income

THE LUBRIZOL CORPORATION

was $3.4 million lower in 1992 than in 1991. As explained in the segment discussions, this consisted of a $6.0 million increase in Specialty Chemicals and a $9.4 million decrease in Agribusiness. Net interest income increased $2.4 million primarily as a result of the repayment of debt early in the year.

As a result of the above factors, income before income taxes was $1 million or 1% lower than 1991. However, the company had a lower income tax rate in 1992 than in 1991, due principally to increased tax benefits from foreign dividends, and net income in 1992 increased $1.0 million or 1% over 1991.

IN 1991, consolidated revenues increased $23.6 million or 2% compared to 1990 with both of the company's business segments achieving record revenues. Gross profit increased $37.2 million or 8% over 1990 primarily due to higher average selling prices in Specialty Chemicals. Selling, administrative and technology expenses, predominantly in the Specialty Chemicals segment, increased $34.4 million or 12% in 1991 and largely offset the higher gross profit.

Other income-net increased $9 million in 1991 primarily because the prior year included an asset write-off of $9.7 million in the Agribusiness segment. Net interest income decreased by $3.5 million in 1991 due to lower interest rates and lower average investment balances during the year.

Income before income taxes increased $3.7 million or 2% in 1991, after excluding a $101.9 million gain in 1990 on the exchange of Genentech stock as a result of the merger between Genentech and Roche Holdings, Inc., net of $5.1 million of related expenses. However, the company had a higher effective income tax rate in 1991 compared to 1990 because of benefits in 1990 from settlements of tax audits. As a result, net income in 1991 decreased $3.4 million or 3% from 1990, after excluding the effects of the Genentech transaction.

SPECIALTY CHEMICALS SEGMENT

IN 1992, the Specialty Chemicals segment accounted for 92% of consolidated revenues. The segment's revenues increased $84.6 million or 6% in 1992 as a volume increase of 8% and favorable currency effects of 2% were partially offset by unfavorable product and geographic mix of 4%. Volume was at a record level for the year. North American volume was up 21% for the year as a result of market share gains and a comparatively weak first half of 1991. International volume, which accounts for approximately 60% of revenues, was flat for the year. Average selling prices declined slightly during the first three quarters. In the fourth quarter, the company announced price increases which increased revenues for part of the period.

Gross profit increased $21.1 million or 5% compared to 1991. The increase in gross profit resulting from higher revenues was partially offset by higher manufacturing costs that reflected the effects of higher volume, increased pension and health care costs, certain product recovery costs and environmental costs. As a percentage of sales, gross profit decreased in 1992 to 31.6% from 32.1% in 1991.

Selling and administrative expenses increased $7.7 million or 6% primarily due to higher international selling expenses and higher pension and health care costs. Technology expenses increased $12.1 million or 10% as a result of increased operating and staffing levels necessary to meet customer and product development needs relating to new performance standards for gasoline engine oil effective in July 1993, and diesel engine oils in 1994.

In 1992, the U.S. dollar weakened against other currencies, resulting in a net favorable effect on the company when international transactions were translated into U.S. dollars.

The increase in gross profit was greater than the increase in expenses, and when combined with a $5.6 million increase in other income-net, Specialty Chemicals segment income was $6 million or 3% higher than in 1991.

IN 1991, Specialty Chemicals revenues increased 1% as higher average selling prices (net of mix and currency effects) of 4% were partially offset by volume decreases of 3%. Selling prices were favorably affected by price increases implemented during 1990 in response to higher raw material costs associated with the Middle East crisis. The volume decreases were solely in international markets as shipments in North America for 1991 were at the same level as 1990. The worldwide recession weakened product demand and, during the first half of the year, customers reduced inventory levels which had been built up in the last half of 1990 during the Middle East crisis.

Gross profit increased $31.7 million or 8% because of higher selling prices, lower cost of sales due to the volume decrease and a $5.0 million provision in 1990 for the closure of a manufacturing facility in Spain. As a percentage of sales, gross profit improved to 32.1% in 1991 from 30.0% in 1990.

Selling and administrative expenses increased $12.7 million or 10% primarily due to increases in personnel, higher international selling expenses and legal expenses associated with protection of proprietary technology and potential acquisitions. Technology expenses increased $20.2 million or 19%. This was a result of increases in testing and new product development costs relating to changing lubricant standards and testing procedures as well as customer programs related to new business opportunities.

In 1991, foreign currencies weakened slightly against the U.S. dollar resulting in a net unfavorable effect on the company due to decreased revenues and expenses when international transactions were translated into U.S. dollars.

Increased gross profit was offset by the higher expenses discussed previously, with the result that Specialty Chemicals segment income was approximately the same as 1990.

AGRIBUSINESS SEGMENT

IN 1992, Agribusiness revenues decreased $8.6 million or 7% as a result of lower specialty vegetable oil volume due to more competition in international markets and a fire at a customer's plant in Asia. Gross profit decreased $6.4 million or 14% as a result of the lower sales, costs associated with inventory market adjustments and higher storage costs, all of which related to specialty vegetable oil operations. Gross profit as a percent of sales decreased in 1992 to 33.1% compared to 35.9% in 1991.

THE LUBRIZOL CORPORATION


Selling, administrative and research expenses were approximately the same as 1991. Lower specialty vegetable oil selling expenses and lower research expenses offset costs associated with the company's partnership with Mycogen. Agribusiness segment loss increased $9.4 million due to the lower gross profit and the company's share of losses in Mycogen and the agribusiness joint venture.

IN 1991, Agribusiness revenues increased 9% to $128 million due to increased specialty vegetable oil volume. Gross profit increased 14% to $45.7 million due to higher revenues and improved margins. Gross profit as a percentage of sales was 35.9% in 1991 compared to 34.3% in 1990. Higher gross profit was partially offset by a 3% increase in expenses, primarily marketing.

Traditional operations in the Agribusiness segment contributed $7.5 million to segment income in 1991. Strategic activities, mostly research, had net expense of $9.5 million, resulting in an Agribusiness segment loss of $2.0 million compared to a loss of $14.5 million in 1990. Included in 1990 was a $9.7 million write-off of receivables and inventory in the traditional operations relating to the company's former affiliate in Italy which was unable to meet its financial obligations to the company. Excluding this write-off, Agribusiness improved $2.8 million in 1991 compared to 1990.



                                 1989     1990     1991     1992     1993
                                 ----     ----     ----     ----     ----
Cash Provided from Operating
  Activities (millions)
    Cash Provided               $124.9   $114.3   $192.1   $135.2   $162.5


WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows for the years 1991 through 1993 are presented in the consolidated statements of cash flows. Cash provided from operating activities during 1993 was $162.5 million, an increase of $27.3 million compared to 1992 primarily due to increased cash flows from higher selling prices and the exclusion of Agrigenetics, which generated negative cash flows from operations in 1992.

The net investing activities increased from $88.2 million in 1992 to $106.8 million in 1993. Capital expenditures increased $32.0 million or 33% in 1993. The increase in spending over 1992 was equally attributable to improvements and additions at the company's Wickliffe facility, environmental projects and increases in manufacturing expenditures. During 1993, the company expended $40.3 million to acquire Langer and certain commercial and technology assets of Great Lakes Chemical, S.A. Cash proceeds from the sale of Genentech common stock and the sale of a portion of the company's interest in its agribusiness joint venture were $44.5 million and $7.0 million, respectively. In addition, the company received $10.0 million when Mycogen Preferred Stock was mandatorily redeemed on December 1, 1993.

In 1993, the net proceeds from the sale of Genentech common stock as well as cash generated from operations were used to repurchase common shares of the company. The company repurchased 2,076,000, or 3%, of its common shares for $67.1 million compared to the repurchase of 835,000 common shares for $23.0 million in 1992. At December 31, 1993, there was Board authorization remaining for the repurchase of 3.0 million common shares. Other financing activities in 1993 included additional long-term borrowing related to the acquisition of Langer and to finance a technical facility expansion in Japan.

As a result of the activities discussed above, cash and short-term investments at December 31, 1993, decreased by $52.4 million compared to December 31, 1992.

The company has continued to sell Genentech stock during the first quarter of 1994 and expects sales to continue during the balance of the year. The company held approximately 2.0 million shares of Genentech common stock as of December 31, 1993.

                                 1989     1990     1991     1992     1993
                                 ----     ----     ----     ----     ----
Capitalization(millions)
  Equity                        $663.3   $736.2   $794.5   $819.4   $732.2
  Long-term Debt                 $53.2    $54.0    $35.0    $23.3    $55.3


The company's financial position continues to be strong. The ratio of current assets to current liabilities was 2.5:1 at December 31, 1993, compared to 2.9:1 at December 31, 1992. The decrease is primarily attributable to lower cash and short-term investment balances. Aggregate debt as a percent of total capitalization (shareholders' equity plus short-term and long-term debt) was approximately 9% at the end of 1993 compared to 6% at the end of 1992. The company's share repurchase program, which reduces shareholders' equity, is the primary reason for this increase.

At December 31, 1993, the company had unused revolving credit agreements and other credit lines aggregating $55 million. Under a currently effective shelf registration statement, the company has the ability to offer to the public up to $100 million of debt securities. Management believes the company's internally generated funds as well as its credit facilities and shelf registration will be sufficient to meet its cash requirements. Capital expenditures, primarily to provide manufacturing, administrative and technical support, are anticipated to approximate $140 million in 1994, including approximately $20 million for environmental projects.

A special charge of $86.3 million recorded in the third quarter of 1993 (see
Note 17 to the financial statements) will involve cash outlays of approximately $36 million over the next three years. Partially offsetting the cash outlays will be cash savings which are expected to grow

THE LUBRIZOL CORPORATION


to approximately $40 million annually when the plans are fully implemented. The after-tax impact of the special charge on the balance sheet at December 31, 1993, was to reduce working capital by $6.7 million, reduce noncurrent assets by $19.6 million and increase noncurrent liabilities by $25.4 million.

The Financial Accounting Standards Board has issued SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for fiscal years beginning after December 15, 1993. Refer to Note 3 to the financial statements for the effects on the company's consolidated financial statements of adopting SFAS 115.

The company is involved in patent litigation with Exxon Corporation in various countries. Determinations of liability against the company in the U.S., which is subject to appeal, and against Exxon in Canada have been made by the courts. Management is unable to predict the eventual outcomes of this litigation and, therefore, their impact on future cash flows is not known. If Exxon prevails in the U.S. case, management believes the company has sufficient financial resources to meet any resulting obligation and, other than a potential one-time charge against income, the litigation would not have a material adverse effect on future results of operations. Refer to Note 18 for further information regarding this litigation.





  OPERATING RESULTS BY BUSINESS SEGMENT  *

(IN THOUSANDS OF DOLLARS)                          1992             1991
- --------------------------------------------------------------------------
Revenues:
  Specialty Chemicals                           $1,433,358      $1,348,804
  Agribusiness                                     118,890         127,502
                                                ----------      ----------
    Total                                       $1,552,248      $1,476,306
                                                ==========      ==========

Gross profit:
  Specialty Chemicals                           $  450,967      $  429,902
  Agribusiness                                      39,327          45,724
                                                ----------      ----------
    Total                                       $  490,294      $  475,626
                                                ==========      ==========

Selling and administrative expenses:
  Specialty Chemicals                           $  147,653      $  139,947
  Agribusiness                                      33,673          32,471
                                                ----------      ----------
    Total                                       $  181,326      $  172,418
                                                ==========      ==========

Research, testing and development expenses:
  Specialty Chemicals                           $  139,810      $  127,675
  Agribusiness                                      14,952          16,308
                                                ----------      ----------
    Total                                       $  154,762      $  143,983
                                                ==========      ==========

Segment income (loss):
  Specialty Chemicals                           $  185,148      $  179,160
  Agribusiness                                     (11,459)         (2,030)
                                                ----------      ----------
    Total                                       $  173,689      $  177,130
                                                ==========      ==========

Identifiable assets:
  Specialty Chemicals                           $  871,401      $  862,235
  Agribusiness                                     104,339         158,747
  Corporate investments                            151,380         150,701
                                                ----------      ----------
    Total                                       $1,127,120      $1,171,683
                                                ==========      ==========

* Agribusiness is no longer reportable as a separate industry segment after 1992.

Segment income is before interest and income taxes.

THE LUBRIZOL CORPORATION

  C O N S O L I D A T E D   S T A T E M E N T S   O F   I N C O M E
                                                                                                  Year Ended December 31
                                                                                      ----------------------------------------------
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)                                            1993            1992            1991
- ------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                               $1,517,631      $1,544,670      $1,467,901
Royalties and other revenues                                                                 7,869           7,578           8,405
                                                                                       -----------     -----------     -----------
        Total revenues                                                                   1,525,500       1,552,248       1,476,306

Cost of sales                                                                            1,032,199       1,054,376         992,275
Selling and administrative expenses                                                        158,506         181,326         172,418
Research, testing and development expenses                                                 171,540         154,762         143,983
                                                                                       -----------     -----------     -----------
        Total cost and expenses                                                          1,362,245       1,390,464       1,308,676

Special charge                                                                             (86,303)
Gain on sale of Genentech                                                                   42,443
Other income - net                                                                             537          11,905           9,500
Interest income                                                                              3,873           7,070           8,748
Interest expense                                                                            (4,154)         (3,615)         (7,738)
                                                                                        ----------      ----------      ----------
Income before income taxes                                                                 119,651         177,144         178,140
Provision for income taxes                                                                  34,676          52,498          54,481
                                                                                        ----------      ----------      ----------
Income before accounting changes                                                            84,975         124,646         123,659
Cumulative effect of accounting changes                                                    (39,375)
                                                                                        ----------      ----------      ----------
Net income                                                                              $   45,600      $  124,646      $  123,659
                                                                                        ==========      ==========      ==========
Per Common Share:
  Income before accounting changes                                                           $1.25           $1.81           $1.79
  Cumulative effect of accounting changes                                                     (.58)
                                                                                            ------           -----           -----
Net income per share                                                                        $  .67           $1.81           $1.79
                                                                                            ======           =====           =====
Dividends per share                                                                         $  .85           $ .81           $ .77
                                                                                            ======           =====           =====

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION


  C O N S O L I D A T E D   B A L A N C E   S H E E T S
                                                                            December 31
                                                                  --------------------------------
(IN THOUSANDS OF DOLLARS)                                           1993                    1992
- ------------------------------------------------------------------------------------------------------
ASSETS

Cash and short-term investments                                   $   24,220              $   76,593
Receivables                                                          225,603                 221,094
Inventories                                                          284,537                 272,418
Other current assets                                                  34,553                  20,911
                                                                  ----------              ----------

        Total current assets                                         568,913                 591,016
                                                                  ----------              ----------

Property and equipment - at cost                                   1,089,106                 958,692
Less accumulated depreciation                                        651,471                 583,105
                                                                  ----------              ----------

        Property and equipment - net                                 437,635                 375,587
                                                                  ----------              ----------

Investments in nonconsolidated companies                             103,246                 139,660
Other assets                                                          72,786                  20,857
                                                                  ----------              ----------
        TOTAL                                                     $1,182,580              $1,127,120
                                                                  ==========              ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                   $   14,590              $   25,140
Accounts payable                                                     116,775                 105,237
Income taxes and other current liabilities                            92,883                  75,871
                                                                  ----------              ----------
        Total current liabilities                                    224,248                 206,248
                                                                  ----------              ----------
Long-term debt                                                        55,298                  23,258
Postretirement health care obligation                                 89,423
Noncurrent liabilities                                                70,022                  41,217
Deferred income taxes                                                 11,353                  37,035
                                                                  ----------              ----------
        Total liabilities                                            450,344                 307,758
                                                                  ----------              ----------

Contingencies and commitments

Preferred stock without par value - unissued
Common shares without par value - Outstanding
  66,590,028 shares in 1993
  and 68,450,586 shares in 1992                                       80,830                  80,274
Retained earnings                                                    683,269                 759,906
Accumulated translation adjustment                                   (31,863)                (20,818)
                                                                  ----------              ----------
        Total shareholders' equity                                   732,236                 819,362
                                                                  ----------              ----------
                TOTAL                                             $1,182,580              $1,127,120
                                                                  ==========              ==========

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION


C O N S O L I D A T E D   S T A T E M E N T S   O F   C A S H   F L O W S
                                                                                                Year Ended December 31
                                                                                      --------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                                  1993            1992           1991
- ----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):
OPERATING ACTIVITIES:
Received from customers                                                                 $1,509,270      $1,549,848      $1,480,776
Paid to suppliers and employees                                                         (1,293,189)     (1,361,971)     (1,265,058)
Income taxes paid                                                                          (61,199)        (62,576)        (55,116)
Interest and dividends received                                                              6,616          12,071           9,960
Interest paid                                                                               (3,886)         (5,245)         (7,129)
Tax refund received, including interest                                                                                     20,418
Other - net                                                                                  4,899           3,036           8,266
                                                                                           -------         -------        --------
                                Total operating activities                                 162,511         135,163         192,117

INVESTING ACTIVITIES:
Proceeds from sale or redemption of investments                                             61,494           8,512
Capital expenditures                                                                      (127,855)        (95,814)        (82,398)
Acquisitions and investments in nonconsolidated companies                                  (40,346)         (2,402)         (1,143)
Other - net                                                                                    (87)          1,541           3,589
                                                                                           -------         -------        --------
                                Total investing activities                                (106,794)        (88,163)        (79,952)

FINANCING ACTIVITIES:
Short-term borrowing (repayment)                                                               168          (3,837)          2,587
Long-term borrowing                                                                         36,048           3,690          18,400
Long-term repayment                                                                        (23,146)        (20,000)        (18,660)
Dividends paid                                                                             (57,608)        (55,883)        (53,322)
Common shares purchased, net of options exercised                                          (64,073)        (19,235)        (10,327)
                                                                                           -------         -------        --------
                                Total financing activities                                (108,611)        (95,265)        (61,322)


Effect of exchange rate changes on cash                                                        521          (1,289)           (796)
                                                                                           -------         -------        --------
Net increase (decrease) in cash and short-term investments                                 (52,373)        (49,554)         50,047

Cash and short-term investments at the beginning of year                                    76,593         126,147          76,100
                                                                                           -------         -------        --------
CASH AND SHORT-TERM INVESTMENTS AT THE END OF YEAR                                         $24,220         $76,593        $126,147
                                                                                           =======         =======        ========

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION


  C O N S O L I D A T E D   S T A T E M E N T S   O F   S H A R E H O L D E R S '   E Q U I T Y
                                                                                                   Shareholders' Equity
                                                                                              -------------------------------------
                                                                                Number of                               Accumulated
                                                                                 Shares       Common     Retained       Translation
                                                                               Outstanding    Shares     Earnings       Adjustment
- -----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   (IN THOUSANDS OF DOLLARS)

BALANCE, DECEMBER 31, 1990                                                      69,396,748    $75,651    $654,991       $  5,569
Net income for 1991                                                                                       123,659
Cash dividends                                                                                            (53,322)
Translation adjustment for 1991                                                                                           (1,755)
Common shares - Treasury:
  Shares purchased                                                                (570,000)      (651)    (12,099)
  Shares issued upon exercise of stock options                                     204,716      2,423
                                                                                ----------    -------    --------       ---------

BALANCE, DECEMBER 31, 1991                                                      69,031,464     77,423     713,229          3,814
Net income for 1992                                                                                       124,646
Cash dividends                                                                                            (55,883)
Translation adjustment for 1992                                                                                          (24,632)
Common shares - Treasury:
  Shares purchased                                                                (835,200)      (957)    (22,086)
  Shares issued upon exercise of stock options                                     254,322      3,808
                                                                                ----------    -------    --------       ---------

BALANCE, DECEMBER 31, 1992                                                      68,450,586     80,274     759,906        (20,818)
Net income for 1993                                                                                        45,600
Cash dividends                                                                                            (57,608)
Translation adjustment for 1993                                                                                          (11,045)
Common shares - Treasury:
  Shares purchased                                                              (2,075,645)    (2,479)    (64,629)
  Shares issued upon exercise of stock options                                     215,087      3,035
                                                                                ----------    -------    --------       ---------

BALANCE, DECEMBER 31, 1993                                                      66,590,028    $80,830    $683,269       $(31,863)
                                                                                ==========    =======    ========       =========

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION


  N O T E S   T O   F I N A N C I A L  S T A T E M E N T S
 (IN THOUSANDS OF DOLLARS UNLESS OTHERWISE INDICATED)

NOTE 1 -- ACCOUNTING POLICIES

CONSOLIDATION -- The consolidated financial statements include the accounts of The Lubrizol Corporation and its majority-owned subsidiaries. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership exceeds 20% or when the company has the ability to exercise significant influence over the policies of the investee. Other affiliates are carried at cost. Refer to Note 16 regarding changes in Agribusiness.

ACCOUNTING CHANGES -- Effective January 1, 1993, the company changed its method of accounting for postretirement benefits to conform with Statement of Financial Accounting Standards (SFAS) 106 (see Note 10) and its method of accounting for income taxes to conform with SFAS 109 (see Note 8). The cumulative effect of these changes in accounting principles, net of tax, is separately reported on the Consolidated Statements of Income.

INVENTORIES -- Inventories are stated at cost which is not in excess of market. Cost of inventories is determined by the last-in, first-out (LIFO) method in the United States and the first-in, first-out (FIFO) method elsewhere. The average cost method is used for specialty vegetable oil and, prior to December 1, 1992, other agribusiness inventory.

DEPRECIATION AND AMORTIZATION -- Accelerated depreciation methods are used in computing depreciation on approximately 69% of the depreciable assets. The remaining assets are depreciated using the straight-line method. Effective January 1, 1993, the company changed to the straight-line method for newly acquired machinery and equipment in the United States. Management believes that straight-line depreciation provides for a better matching of costs and revenues over the lives of the newly acquired assets and conforms to predominant industry practices. The new depreciation method did not have a material effect on 1993 net income. Amortization of intangible and other assets is on a straight-line method over periods ranging from 5 to 25 years. For income tax purposes, different methods and rates are used in certain instances.

FOREIGN CURRENCY TRANSLATION -- The assets and liabilities of most non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation adjustments are recorded as a separate component of shareholders' equity.

PER SHARE AMOUNTS -- Net income per share has been computed by dividing net income by the average number of common shares outstanding during the period. Net income per share has not been adjusted for the effect of stock options as the dilution effect would be less than 3% in any year. All share and per share data have been restated to reflect the 2-for-1 stock split effective August 31, 1992.

RESEARCH, TESTING AND DEVELOPMENT -- Research, testing and development costs are expensed when incurred. Research and development expenses, excluding testing, were $88.5 million, $91.2 million and $80.0 million in 1993, 1992 and 1991, respectively.

NOTE 2 -- INVENTORIES

                                                   1993            1992
                                                ---------       ---------
Finished products                               $  89,817       $  97,221
Products in process                                92,067          85,640
Raw materials and supplies                        102,653          89,557
                                                ---------       ---------
                                                $ 284,537       $ 272,418
                                                =========       =========



Inventories on the LIFO method at December 31, 1993 and 1992 were 25% of consolidated inventories. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 1993 and 1992 by $43.0 million and $46.3 million, respectively.

NOTE 3 -- INVESTMENTS IN NONCONSOLIDATED COMPANIES

                                                   1993            1992
                                                ---------       ---------
Investments carried at equity                   $  59,909       $  92,265
Investments carried at cost                        43,337          47,395
                                                ---------       ---------
                                                $ 103,246       $ 139,660
                                                =========       =========


Investments carried at equity exceeded the company's equity in the underlying book values by $8.9 million at December 31, 1992.

Included within investments in nonconsolidated companies are marketable equity securities having a book carrying value of $45.3 million in 1993 and $31.2 million in 1992. The fair value of these securities based upon quoted market prices exceeded the book carrying value by $136.7 million and $138.9 million at December 31, 1993 and 1992, respectively.

The Financial Accounting Standards Board has issued SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which is effective for 1994. SFAS 115 requires that certain investments in debt and equity securities be reported at fair value, rather than historical cost. When the company adopts SFAS 115 on January 1, 1994, certain of its marketable equity securities will be classified as available-for-sale. Unrealized gains and losses will be excluded from earnings and reported net of tax as a separate component of shareholders' equity until realized. If the company adopted SFAS 115 as of December 31, 1993, its available-for-sale securities would have a fair value of $105.6 million, and gross unrealized gains of $99.2 million would increase shareholders' equity, net of tax, by $64.5 million. There are no unrealized losses.

NOTE 4 -- SHORT-TERM AND LONG-TERM DEBT

Long-term debt consists of:
                                                           1993           1992
                                                          -------        -------
7.875% Industrial development revenue
  bonds, due 2000                                       $  1,000        $  1,000
6.5% Marine terminal refunding revenue
  bonds, due 2000                                         18,375          18,375
Term loans:
  Yen denominated, at 3.8% to 5.8%,
    due 1993-2002                                         24,210          19,516
  Deutschmark denominated, at 6.78%,
    due 1996                                              13,825
Other (various rates)                                        184             109
                                                          -------        -------
                                                          57,594          39,000
                                                          -------        -------
Less current portion                                      (2,296)        (15,742)
                                                          -------        -------
                                                          $55,298        $23,258
                                                          =======        =======
Short-term debt consists of:
                                                           1993           1992
                                                          -------        -------
Current portion of long-term debt                          $2,296        $15,742
Loans with terms less than one year                        12,294          9,398
                                                          -------        -------
                                                          $14,590        $25,140
                                                          =======        =======


The Marine Terminal Refunding Revenue Bonds have a variable interest rate. The company has entered into an interest rate swap agreement that effectively fixes the interest rate at 6.5%. The bondholders may put the bonds back to the company; however, the bonds are classified as noncurrent due to a remarketing agreement and credit facilities which permit the company to refinance for a period beyond one year.

Amounts due on long-term debt are $2.3 million in 1994, $2.3 million in 1995, $16.1 million in 1996, $2.3 million in 1997, $10.7 million in 1998 and $23.9 million thereafter.

The company has available $55 million under revolving credit agreements and other credit lines which would permit the company to borrow at or below the U.S. prime rate. These facilities, which were unused at December 31, 1993, may be used to support commercial paper borrowing.

The company filed a Form S-3 with the Securities and Exchange Commission which permits the company to offer up to $100 million of debt securities in amounts, at prices and on terms to be determined at the time of offering. The shelf registration became effective January 12, 1994. The debt securities would be unsecured senior securities ranking equal with all other unsecured senior securities of the company.

NOTE 5 -- OTHER BALANCE SHEET INFORMATION

Receivables:                        1993            1992
                                --------        --------
Customers                       $200,218        $191,451
Affiliates                        10,459           9,141
Other                             14,926          20,502
                                --------        --------
                                $225,603        $221,094
                                ========        ========

Receivables are net of allowance for doubtful accounts of $2.1 million in 1993 and $2.8 million in 1992.

Other Current Assets:              1993            1992
                                -------         -------
Deferred income taxes           $28,453         $ 7,228
Other                             6,100          13,683
                                -------         -------
                                $34,553         $20,911
                                =======         =======


Property and Equipment:               1993             1992
                                ----------      -----------
Land and improvements           $   80,669      $    75,997
Buildings and improvements         181,618          153,232
Machinery and equipment            727,409          659,574
Construction in progress            99,410           69,889
                                ----------      -----------
                                $1,089,106      $   958,692
                                ==========      ===========


Depreciation expense was $59.6 million in 1993, $58.4 million in 1992 and $54.6 million in 1991.

Other Assets:                              1993     1992
                                        -------  -------
Goodwill and other intangibles          $36,609  $15,595
Deferred income taxes                    25,821
Other                                    10,356    5,262
                                        -------  -------
                                        $72,786  $20,857
                                        =======  =======

Accumulated amortization of intangible and other assets was $14.3 million and $10.2 million at December 31, 1993 and 1992, respectively.

Accounts Payable:           1993            1992
                        --------        --------
Trade                   $106,005        $ 98,662
Affiliates                10,770           6,575
                        --------        --------
                        $116,775        $105,237
                        ========        ========

Income Taxes and Other Current
Liabilities:                       1993            1992
                                -------         -------
Employee compensation           $30,369         $28,524
Income taxes                     25,714          19,184
Taxes other than income           9,793           8,893
Other                            27,007          19,270
                                -------         -------
                                $92,883         $75,871
                                =======         =======

Noncurrent Liabilities:            1993            1992
                                -------         -------
Employee benefits               $35,070         $24,194
Other                            34,952          17,023
                                -------         -------
                                $70,022         $41,217
                                =======         =======

NOTES CONTINUED


NOTE 6 -- SHAREHOLDERS' EQUITY

The company has 147 million authorized shares consisting of 2 million shares of Serial Preferred Stock, 25 million shares of Serial Preference Shares and 120 million Common Shares, each of which is without par value. The outstanding Common Shares shown on the balance sheets exclude Common Shares held in treasury of 19,605,866 and 17,745,308 at December 31, 1993 and 1992,
respectively. The company effected a two-for-one stock split effective August 31, 1992.

The company has a shareholder rights plan under which one right to buy one-half Common Share has been distributed for each Common Share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the Common Shares by a person or affiliated persons who acquire such stock without complying with the requirements of the company's articles of incorporation. The rights would entitle shareholders, other than such person or affiliated persons, to purchase Common Shares of the company or of certain acquiring persons at 50% of then current market value. At the option of the directors, the rights may be exchanged for Common Shares, and may be redeemed in cash, securities or other consideration. The rights will expire in 1997 unless earlier redeemed.

Under another shareholder rights plan, each holder of Common Shares has one right to buy shares of Serial Preferred Stock for each Common Share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the company's Common Shares by a person or affiliated persons. The rights would entitle shareholders, other than such person or affiliated persons, to purchase shares of Serial Preferred Stock at the purchase price of $1 plus 25 rights per share. The dividend and redemption value of the Serial Preferred Stock would be determined in relation to after-tax amounts which have been or may be recovered by the company from Exxon or its affiliates as a result of certain patent claims. The rights will expire in November 1996 unless earlier redeemed.

NOTE 7 -- OTHER INCOME AND GENENTECH GAIN

During 1993, the company sold 1.0 million shares of Genentech, Inc. redeemable common stock for cash. The gain realized on these transactions was $42.4 million and, after tax, contributed $.41 cents per share to net income. At December 31, 1993, the company held 2.0 million shares of Genentech redeemable common stock. Genentech, at its option, may redeem the common stock in whole, but not in part, at various redemption prices per share ranging from $53.75 at January 1, 1994, to $60 at June 30, 1995.

Other income - net consists of the following:

                                           1993           1992            1991
                                        -------        -------          ------
Gain on sales of investments -
  excluding Genentech                   $13,174        $6,484
Equity earnings (losses) of non-
  consolidated companies                (15,966)         1,798          $4,791
Other - net                               3,329          3,623           4,709
                                        -------        -------          ------
                                        $   537        $11,905          $9,500
                                        =======        =======          ======

Included in other income - net for 1993 are gains on sale of investments of $13.2 million and equity losses of $21.0 million related to agribusiness investments. See Note 16.

NOTE 8 -- INCOME TAXES

Effective January 1, 1993, the company adopted SFAS 109, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than tax law or rate changes not yet enacted. Previously, the company accounted for income taxes under SFAS 96, which gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying value. As permitted under SFAS 109, the company elected not to restate the financial statements of any prior years. The cumulative effect of adopting SFAS 109 at January 1, 1993 increased net income by $12.1 million, or $.18 per share. The effects of the change on both income before income taxes and the effective tax rate for the year ended December 31, 1993, were not material.

Income before income taxes consists of the following:

                            1993            1992            1991
                        --------        --------        --------
United States           $ 68,673        $ 80,248        $ 93,088
Foreign                   50,978          96,896          85,052
                        --------        --------        --------
Total                   $119,651        $177,144        $178,140
                        ========        ========        ========




The provision for income taxes consists of the following:

                            1993            1992            1991
                         -------         -------         -------
Current:
United States           $ 31,560        $ 13,981        $ 25,169
Foreign                   34,774          37,791          31,755
                         -------         -------         -------
                          66,334          51,772          56,924
                         -------         -------         -------

Deferred:
United States            (15,306)          1,603          (2,084)
Foreign                  (16,352)           (877)           (359)
                         -------         -------         -------
                         (31,658)            726          (2,443)
                         -------         -------         -------
Total                    $34,676         $52,498         $54,481
                         =======         =======         =======


Foreign taxes include withholding taxes. The United States tax provision includes the U.S. tax on foreign income distributed to the company. U.S. and foreign income tax rate changes occurring during 1993 did not have a material effect on the company's provision for income taxes. The differences between the provision for income taxes at the U.S. statutory rate (35% for 1993 and 34% for 1992 and 1991) and the tax shown in the consolidated statements of income are summarized as follows:

                                           1993            1992            1991
                                        -------         -------         -------
Tax at statutory rate                   $41,878         $60,229         $60,568
Foreign sales corporation earnings       (2,964)         (3,702)         (4,042)
Equity income                            (1,551)         (1,955)         (2,405)
Other - net                              (2,687)         (2,074)            360
                                        -------         -------         -------
Provision for income taxes              $34,676         $52,498         $54,481
                                        =======         =======         =======

The components of deferred tax assets (liabilities) as of December 31 are as follows:

                                    1993            1992            1991
                                 -------        --------        --------
Accrued compensation and
  benefits                      $ 42,425        $  2,791        $  4,424
Intercompany profit in
  inventory                       11,208           3,829           3,084
Equity investments                 7,541             978             553
Net operating losses carried
  forward                          6,668
Depreciation and other basis
  differences                    (28,238)        (32,555)        (33,126)
Partnership allocations           (4,841)         (4,615)         (4,572)
Other - net                        5,312          (1,593)         (3,173)
                                 -------        --------        --------
Net deferred tax assets
  (liabilities)                  $40,075        $(31,165)       $(32,810)
                                 =======        ========        ========


At December 31, 1993, certain foreign subsidiaries have net operating loss carry forwards of $16 million for income tax purposes, of which $11 million expires in years 1994 through 2002 and $5 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, the tax benefit of these net operating loss carry forwards has been recognized as a deferred tax asset.

U.S. income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $248 million at December 31, 1993. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable. If such earnings were to be repatriated, foreign withholding taxes of approximately $16 million would be incurred. A portion or all of such withholding taxes may be offset by credits in the United States.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION

The company generally invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents as they are part of the cash management activities of the company and are comprised primarily of investments having maturities of less than three months.

The following is a reconciliation of net income to net cash provided by (used for) operating activities:

                                     1993            1992            1991
                                 --------        --------        --------
Net income                      $  45,600       $ 124,646       $ 123,659
Depreciation and
  amortization                     61,674          62,013          59,473
Deferred income taxes             (32,751)            (37)         (2,716)
Equity (earnings) losses,
  net of distributions             18,138           2,792          (3,743)
Special charge                     86,303
Gain on sale of
  investments                     (55,617)         (6,484)
Cumulative effect of
  changes in accounting
  principles                       39,375
Change in current assets
  and liabilities:
    Receivables                   (16,066)         (2,400)          4,470
    Inventories                   (14,043)        (30,807)        (14,187)
    Accounts payable
      and accrued
      expenses                     16,056         (13,693)          1,780
    Other current assets            7,359            (316)         15,304
Increase in noncurrent
  liabilities                      12,370             714           1,554
Other items - net                  (5,887)         (1,265)          6,523
                                 --------        --------        --------
Net cash provided by
operating activities             $162,511        $135,163        $192,117
                                 ========        ========        ========

See Note 16 which describes transactions with Mycogen involving an exchange of nonmonetary assets.

NOTE 10 -- POSTRETIREMENT BENEFITS

The company has retirement plans, including non-contributory defined benefit pension plans and a profit sharing plan, covering most full-time employees in the United States and at non-U.S. subsidiaries. Pension benefits are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several defined benefit plans are unfunded. Plan assets are invested principally in listed equity securities and fixed income instruments.

Expense for all retirement plans was $25.1 million in 1993, $20.0 million in 1992 and $13.3 million in 1991, including profit sharing contributions in the U.S. of $3.8 million in 1993, $3.9 million in 1992 and $4.7 million in 1991.

NOTES CONTINUED


Net periodic pension cost of the U.S. and significant international defined benefit plans consists of:


                                             1993           1992            1991
                                         --------       --------        --------
Service cost -
  benefits earned during period          $ 10,107       $  9,814        $  7,820
Interest cost on projected
  benefit obligation                       16,115         14,787          11,480
Actual return on plan assets              (24,830)       (17,926)        (28,630)
Net amortization and
  deferral                                 16,363          5,779          15,830
                                         --------       --------        --------
Net periodic pension cost                $ 17,755       $ 12,454        $  6,500
                                         ========       ========        ========

The increase in net periodic pension cost for 1993 results largely from the company's realignment and early retirement programs accounted for in the special charge (see Note 17).

The weighted average assumptions used at December 31 were:

                                1993    1992    1991
                                ----    ----    ----
Assumed discount rate           7.2%    8.0%    8.1%
Assumed rate of compen-
  sation increase               5.1%    5.8%    5.8%
Expected rate of return on
  plan assets                   8.5%    8.9%    8.9%


The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheets at
December 31 are as follows:
                                  1993                            1992
                        -----------------------         ------------------------
                         Assets         Accum.           Assets          Accum.
                         Exceed        Benefits          Exceed         Benefits
                         Accum.         Exceed           Accum.          Exceed
                        Benefits        Assets          Benefits         Assets
                        --------       --------         --------        --------
Fair value of plan
  assets                $133,755       $ 48,142         $165,152        $  4,229
Projected benefit
  obligation            (140,363)       (79,541)        (160,675)        (26,914)
                        --------       --------         --------        --------
Plan assets in
  excess of
  (less than) pro-
  jected benefit
  obligation              (6,608)       (31,399)           4,477         (22,685)
Unrecognized net
  transition obliga-
  tion (asset)           (12,794)           119          (19,297)          2,907
Unrecognized net
  loss (gain)               (446)        12,049           (2,728)          5,282
Unrecognized prior
  service cost            17,566          3,179           20,205           2,126
Minimum liability
  adjustment                             (3,177)                          (2,478)
                        --------       --------         --------        --------
Accrued pension
  asset (liability)     $ (2,282)     $ (19,229)          $2,657        $(14,848)
                        ========       ========         ========        ========
Accumulated bene-
  fit obligation        $ 88,735       $ 70,608         $119,099        $ 17,600
                        ========       ========         ========        ========
Vested benefits         $ 83,543       $ 67,344         $115,239        $ 14,675
                        ========       ========         ========        ========


The company provides certain postretirement benefits other than pensions, primarily health care, for retired employees. Currently, substantially all of the company's full-time employees in the U.S. become eligible for these benefits after five years of service and attainment of age 55 at retirement. Participants currently contribute 25% to 50% of the cost of such benefits. The company's postretirement health care plans are not funded.

Effective January 1, 1993, the company adopted SFAS 106 which requires the company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The company previously expensed the cost of these benefits as claims were incurred. The company has elected to immediately recognize the cumulative effect of this change in accounting principle. The cumulative effect at January 1, 1993 of adopting SFAS 106 was to record an increase in a noncurrent liability for the accumulated postretirement benefit obligation of $79.9 million, an increase in deferred income tax assets of $28.4 and a decrease in net income of $51.5 million after taxes ($.76 per share).

The status of the plans at December 31, 1993, is as follows:
Accumulated postretirement benefit obligation:

  Retirees                                              $32,885
  Fully eligible active plan participants                20,866
  Other active plan participants                         38,198
                                                        -------
                                                         91,949
Unrecognized net loss                                    (2,526)
                                                        -------
Accrued postretirement health care costs                $89,423
                                                        =======

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.25% in 1993, with subsequent annual decrements of .75% to an ultimate trend rate of 6%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately 19% and net postretirement benefit costs by approximately 15%. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5%.

Net postretirement health care cost for the year ended December 31, 1993, consisted of the following components:

Service cost - benefits earned during the year                   $2,620
Interest cost on accumulated postretirement benefit obligation    6,724
                                                                 ------
Net postretirement health care cost                              $9,344
                                                                 ======

The postretirement health care costs increased $8.1 million ($.08 per share after taxes) as a result of adopting SFAS 106. Postretirement health care expense on a pay-as-you-go basis was $1.8 million in 1992 and $1.5 million in 1991.

NOTE 11 -- LEASES

The company has commitments under operating leases primarily for office space, terminal facilities, land and various office equipment. Rental expense was $19.0 million in 1993, $18.3 million in 1992 and $16.5 million in 1991. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $14.3 million in 1994, $9.1 million in 1995, $5.6 million in 1996, $4.4 million in 1997, $2.9 million in 1998 and $21.2 million thereafter.

NOTE 12 -- OPERATIONS IN GEOGRAPHIC AREAS

Financial data by geographic area, based on the location of the subsidiary which shipped and billed the product, is as follows:


                                       1993          1992             1991
                                 ----------    ----------       ----------
Revenues from customers:
United States                    $  660,674    $  734,273       $  687,654
Europe                              501,551       472,982          446,699
Far East                            203,327       178,702          173,351
Other                               159,948       166,291          168,602
                                 ----------    ----------       ----------
                                  1,525,500     1,552,248        1,476,306

Intercompany transfers:
  United States                     290,487       258,673          273,037
  Europe                             22,276        20,657           10,004
  Far East                              496
  Other                              26,707        32,674           23,554
                                 ----------    ----------       ----------
                                    339,966       312,004          306,595
                                 ----------    ----------       ----------
Gross revenues                    1,865,466     1,864,252        1,782,901
Less: Intercompany
  transfers                        (339,966)     (312,004)        (306,595)
                                 ----------    ----------       ----------
Consolidated
  revenues                       $1,525,500    $1,552,248       $1,476,306
                                 ==========    ==========       ==========
Operating profit:
  United States                  $  105,591     $  94,800       $  123,058
  Europe                             58,781        63,141           67,630
  Far East                           14,374         9,493            7,927
  Other                              11,392        13,640            4,675
  Eliminations                         (129)        6,500           (7,718)
                                 ----------    ----------       ----------
                                    190,009       187,574          195,572

General corporate
  expenses                          (26,754)      (25,790)         (27,942)
Special charge                      (86,303)
Gain on sale of
  Genentech                          42,443
Other income - net                      537        11,905            9,500
Interest - net                         (281)        3,455            1,010
                                 ----------    ----------       ----------
Income before
  income taxes                   $  119,651    $  177,144       $  178,140
                                 ==========    ==========       ==========
Identifiable assets:
  United States                  $  637,919    $  548,601       $  650,410
  Europe                            289,649       248,723          283,526
  Far East                          143,542       124,132          132,038
  Other                              71,651        73,836           80,144
  Eliminations                      (88,012)      (88,619)        (159,027)
                                 ----------    ----------       ----------
                                  1,054,749       906,673          987,091
Corporate assets                    127,831       220,447          184,592
                                 ----------    ----------       ----------
Total assets                     $1,182,580    $1,127,120       $1,171,683
                                 ==========    ==========       ==========

NOTES:
A. Intercompany transfers are made at prices comparable to normal unaffiliated customer sales for similar products.
B. Affiliated companies are not allocated to geographic segments.
C. Corporate assets consist of short-term investments and investments in affiliated companies.

Export sales from the United States to customers, primarily in Latin America, the Middle East and Asia, were $119 million in 1993, $136 million in 1992 and $161 million in 1991.

Net assets of non-U.S. subsidiaries at December 31, 1993 and 1992 were $326 million and $310 million, respectively. Net income of these subsidiaries was $42 million in 1993, $59 million in 1992 and $50 million in 1991; and dividends received from the subsidiaries were $34 million, $26 million and $12 million, respectively.

NOTE 13 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, forward exchange contracts for currencies, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and appropriate valuation methodologies which require judgment. Accordingly, the use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. Except for investments in marketable equity securities and investments in nonconsolidated companies as described in Note 3, the company believes that the carrying values of financial instruments approximate their fair values.

The company periodically enters into forward exchange contracts to manage currency exposure. At December 31, 1993, the company had short-term forward contracts to sell currencies at various dates during 1994 for $15.4 million. The value of these contracts is adjusted monthly to reflect market value, and the gains or losses are recognized immediately and offset the exchange adjustment related to the exposed currency position.

NOTE 14 -- BUSINESS SEGMENT INFORMATION

As a result of the company's agribusiness transactions as discussed in Note 16, the company's agribusiness activities are not reportable as an industry segment after December 1, 1992.

A description of the company's segments and a summary of operating results and identifiable assets by segment prior to December 1, 1992, are contained on pages 25 and 29. Following is additional industry segment information:

                       Capital              Depreciation
                     Expenditures          & Amortization
                     ------------          --------------
1992
Specialty Chemicals     $89,172                 $55,024
Agribusiness              6,642                   6,989
                        -------                 -------
                        $95,814                 $62,013
                        =======                 =======

1991
Specialty Chemicals     $76,547                 $51,791
Agribusiness              5,851                   7,682
                        -------                 -------
                        $82,398                 $59,473
                        =======                 =======




The company has a concentration of sales and receivables in the oil and chemical industries. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, accounted for approximately 44% of consolidated sales in 1993 and 1992, and 43% in 1991. Although the largest single group accounted for 9% of sales in 1993, 10% in 1992 and 11% in 1991, this group is made up of a number of separate entities that the company believes make independent purchasing decisions.

NOTES CONTINUED


NOTE 15 -- STOCK OPTIONS

The 1991 Stock Incentive Plan provides for granting of options to buy Common Shares intended either to qualify as "incentive stock options" under the Internal Revenue Code or "non-statutory stock options" not intended to so qualify, up to an amount equal to one percent of the outstanding Common Shares at the beginning of any year, plus any unused amount from prior years. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, and 100% after three years, and expire up to ten years after grant. The 1985 Employee Stock Option Plan and the 1991 Plan also provide for "reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise. The 1991 Plan generally supersedes the 1985 Plan, which replaced the 1981 Incentive Stock Option Plan. A 1975 Employee Stock Option Plan expired by its terms in 1985. Options remain outstanding and exercisable under the 1975 Plan, the 1981 Plan and the 1985 Plan. The option price under all plans is the fair market value of the shares on the date of grant. All plans permit or permitted the granting of stock appreciation rights in connection with the grant of options, and the 1991 Plan also permits the grant of restricted and unrestricted shares. In addition, the 1991 Plan provides for an automatic annual grant to each outside director of the company of an option to purchase 2,000 Common Shares, with terms generally comparable to employee stock options.

Information regarding these option plans is as follows:

                                        Number of Shares
                        -----------------------------------------
                             1993            1992            1991
                        ---------       ---------       ---------
Outstanding,
  January 1             2,147,263       1,970,446       1,671,602
Granted at $28.13 to
  $33.75 per share        624,546         596,290         620,380
Exercised at $10.97 to
  $32.81 per share       (394,178)       (407,697)       (313,796)
Surrendered at $16.66
  to $33.34 per share     (38,756)        (11,776)         (7,740)
                        ---------       ---------       ---------
Outstanding,
  December 31           2,338,875       2,147,263       1,970,446
                        =========       =========       =========
Exercisable,
  December 31           1,341,767       1,210,767       1,014,556
                        =========       =========       =========
Available for grant,
  December 31           1,816,751       1,718,036       1,612,230
                        =========       =========       =========


Both the 1975 and 1981 Plan options expire through November 1994, with an average option price of $11.06. The 1985 Plan options expire June 1995 to November 2003, with an average option price of $23.09. The 1991 Plan options expire April 2001 to April 2003, with an average option price of $31.05.

NOTE 16 -- TRANSACTIONS WITH MYCOGEN CORPORATION

In separate transactions, the company transferred on December 1, 1992, certain of its Agribusiness assets to Mycogen Corporation in exchange for 2,294,590 shares of Mycogen Common Stock and $39.4 million par value of Mycogen Series A Preferred Stock. The remainder of its Agribusiness assets, plus cash of $4.6 million, and exclusive of specialty vegetable oil operations, was transferred to Agrigenetics, L.P., a partnership with Mycogen, in exchange for a 49% partnership interest. There was no gain or loss resulting from the transaction. The company's investment in the partnership was recorded at $40.8 million, which represented 49% of the net assets transferred. The investment in Preferred Stock was recorded at $39.4 million par value, which was its fair value as agreed by the parties at the transaction date. The investment in Mycogen Common Stock was recorded at $13.1 million which was equivalent to the remaining book value of net assets transferred.

On December 31, 1993, the company sold 29.54% of Agrigenetics, L.P. to Mycogen in exchange for cash of $7.0 million and 2,000,000 shares of Mycogen Common Stock. The additional shares of Common Stock were valued at $20.5 million and increased the company's ownership of the outstanding Mycogen Common Stock from 25% to 32%. Mycogen liquidated Agrigenetics, L.P. into a successor corporation named Agrigenetics Inc. ("AGI") and issued to the company AGI common shares representing a 19.46% ownership interest.

The company has the right to convert, at any time, some or all of its interest in AGI into Mycogen Common Stock. In addition, on or after November 30, 2000, the company may require Mycogen to purchase, and Mycogen may require the company to sell, some or all of its then remaining interest in AGI for cash. The company and Mycogen have agreed the value for the conversion or sale of the company's interest in AGI will not be less than $21.4 million nor more than $26.3 million.

On December 1, 1993, Mycogen mandatorily redeemed $10 million of the Preferred Stock for cash. Effective December 31, 1993, the company transferred $3.0 million of Mycogen Preferred Stock to AGI to settle claims regarding the asset values of the Agribusiness transferred assets.

On December 31, 1993, Mycogen Preferred Stock was amended to eliminate the mandatory redemption feature, to change the preferential dividend rights and to change the rights for conversion into Mycogen Common Stock. As a result, the Preferred Stock held by the company pays cumulative dividends of 5% per year through November 30, 1996; 8.5% from December 1, 1996 through November 30, 2000; and the higher of 10% or prime plus 3% per annum thereafter. At Mycogen's option, dividends may be paid in cash or additional shares of Preferred Stock through November 30, 1997 and, thereafter, are payable in cash. The company, at its option, may convert the Preferred Stock into Mycogen Common Stock at the lower of $17.96 per share or 125% of the market price.

The company uses the equity method of accounting for its investment in the Common Stock of Mycogen which includes AGI (formerly Agrigenetics, L.P.). In 1991, Mycogen was accounted for by the cost method. Other income - net includes the following amounts related to these investments.

                                    1993           1992
                                 -------        -------
Equity losses                   $(20,997)       $(2,708)
Preferred dividends                1,975            164
Gain on sale of investments       13,174
                                 -------        -------
                                 $(5,848)       $(2,544)
                                 =======        =======


At December 31, 1993, the book carrying values of the company's investments aggregated $41.3 million for Mycogen and AGI Common Stock and $28.5 million for Mycogen Preferred Stock.

The consolidated financial statements include the following summary results of operations of the agribusiness transferred assets for 1992
(eleven months) and 1991:

                                   1992            1991
                                -------         -------
Total revenues                  $88,575         $87,616
Total cost and expenses         (95,903)        (95,435)
Other income (expense) - net     (1,021)          1,025
                                -------         -------
                                 (8,349)         (6,794)
Intercompany items                2,204           5,050
                                -------         -------
Segment loss                    $(6,145)        $(1,744)
                                =======         =======

The company has a Technology and Development Agreement with AGI whereby the company has a commitment to provide a minimum of $9 million of funding over the next four year period to support the development of plant varieties to produce specialty oils. The company retains exclusive commercial rights with respect to the resulting specialty oils.

NOTE 17 -- SPECIAL CHARGE

The company recorded a special charge of $86.3 million ($.83 per share after tax) in the third quarter of 1993 in connection with manufacturing rationalization and organizational realignment initiatives. The manufacturing rationalization plan will be implemented over the next several years and through consolidation is expected to result in cost savings from a reduced number of employees, lower operating costs and fewer manufacturing units used to produce intermediate products.

Approximately $56 million of the special charge is related to the manufacturing rationalization of which $33 million relates to asset write-downs, including $25 million for the shutdown of manufacturing units used to produce intermediate products. The remainder of the manufacturing rationalization portion of the special charge relates to expected employee reductions at manufacturing locations through early retirements, equipment cleanup and dismantling, employee relocation and other transitional costs.

The organizational realignment relates to the consolidation of the company's nonmanufacturing activities. This portion of the special charge is approximately $30 million and includes $15 million for employee relocation and early retirement. The remainder of this portion of the special charge relates to asset write-downs of $13 million, primarily in the company's agribusiness investments, and accruals for transitional costs.

The special charge will involve outlays of cash of approximately $36 million, primarily for the early retirements and employee relocation expenses of which approximately $4 million was expended during 1993, and approximately $14 million will be expended in 1994.













NOTE 18 -- LITIGATION

On November 18, 1993, a federal court jury in Houston, Texas, awarded Exxon Corporation $48 million in damages in a patent case brought, in 1989, against the company. The damages award relates to a December 1992 verdict that the company willfully infringed an Exxon patent pertaining to an oil soluble copper additive component. On February 18, 1994, the trial court judge doubled the damages amount and awarded prejudgment interest, court costs and additional attorneys' fees to Exxon. The total amount of the judgment, including previously awarded attorneys' fees, is $129 million. The company has obtained a bond to stay enforcement of the judgment pending the company's appeal discussed below.

The original December 1992 finding of willful infringement, as well as that jury's determination that the patent is valid, remains on appeal to the United States Court of Appeals for the Federal Circuit Court in Washington, D.C., which has jurisdiction over all patent cases. Oral arguments on this appeal were held on December 6, 1993, and a decision may be forthcoming in 1994. This decision could reverse or modify the judgment against the company. In addition, the company has the right to appeal the February 1994 damages award to the same court in Washington, D.C. The company's management continues to believe that it has not infringed the Exxon patent and that the patent is invalid. Based on the advice of legal counsel, management believes that the December 1992 trial court judgment will not be upheld on appeal. Therefore, no amount related to the judgment has been recorded in the company's financial statements.

The company has prevailed in a separate case brought in Canada against Exxon's Canadian affiliate, Imperial Oil, Ltd., for infringement of the company's patent pertaining to dispersant, the largest additive component used in motor oils. A 1990 trial court verdict in favor of the company regarding the issue of liability was upheld by the Federal Court of Appeals of Canada in December 1992, and in October 1993, the Supreme Court of Canada dismissed Imperial Oil's appeal of the Court of Appeals decision. The case has returned to the trial court for an assessment of damages, which management believes should take 9 to 12 months. A reasonable estimation of the company's potential recovery cannot be made at this time.

THE LUBRIZOL CORPORATION

                                                             Deloitte &
  I N D E P E N D E N T   A U D I T O R S '   R E P O R T        Touche
                                                           ------------

To the Shareholders and Board of Directors of The Lubrizol Corporation

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 8 and 10 to the financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards ("SFAS") No. 109 and its method of accounting for postretirement benefits to conform with SFAS No. 106.


/s/ Deloitte & Touche


Cleveland, Ohio
February 18, 1994

THE LUBRIZOL CORPORATION


  Q U A R T E R L Y  F I N A N C I A L   D A T A   ( U N A U D I T E D )
                                                                       Three Months Ended
                                                        --------------------------------------------------------
                                                        March 31         June 30        Sept. 30         Dec. 31
                                                        --------------------------------------------------------
                                                            (In Thousands of Dollars Except Per Share Data)
1993
Net sales                                               $365,580        $392,236        $390,819        $368,996
                                                        ========        ========        ========        ========
Gross profit                                            $118,168        $121,625        $129,225        $116,414
                                                        ========        ========        ========        ========
Income before accounting changes                        $ 35,431        $ 31,342        $(15,905)       $ 34,107
                                                        ========        ========        ========        ========
Net income                                              $ (3,944)       $ 31,342        $(15,905)       $ 34,107
                                                        ========        ========        ========        ========
Net income per share:
Before accounting change                                    $.52            $.46           $(.24)           $.51
Net income                                                 $(.06)           $.46           $(.24)           $.51

1992
Net sales:
Specialty Chemicals                                     $357,868        $369,932        $354,801        $343,179
Agribusiness                                              57,033          44,783           7,576           9,498
                                                        --------        --------        --------        --------
        Total                                           $414,901        $414,715        $362,377        $352,677
                                                        ========        ========        ========        ========
Gross profit:
Specialty Chemicals                                     $121,568        $123,824        $103,394        $102,181
Agribusiness                                              23,917          16,164            (468)           (286)
                                                        --------        --------        --------        --------
        Total                                           $145,485        $139,988        $102,926        $101,895
                                                        ========        ========        ========        ========
Net income                                              $ 44,096        $ 44,806        $ 19,019        $ 16,725
                                                        ========        ========        ========        ========
Net income per share                                        $.64            $.65            $.28            $.24

In the third quarter of 1993, the company recorded a special charge decreasing net income $56.1 million ($.83 per share).

In the third and fourth quarters of 1993, the company recorded Genentech gains increasing net income $13.1 million
($.19 per share) and $14.5 million ($.22 per share) respectively.

Most of the sales of the Agribusiness segment were made during the first half of the year, and operating losses were recorded in the third and fourth quarters as a result of incurring operating expenses with low sales. Agribusiness' cost of sales includes certain period costs and, therefore, may exceed sales in a quarter which has low volume.

All share and per share data have been restated to reflect the 2-for-1 stock split effected on August 31, 1992.

THE LUBRIZOL CORPORATION


  H I S T O R I C A L   S U M M A R Y

 (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)                                   1993            1992
                                                                                ----------      ----------

Summary of Operations

Revenues                                                                        $1,525,500      $1,552,248
Cost of sales                                                                    1,032,199       1,054,376
Selling, administrative, research, testing and development expenses                330,046         336,088
                                                                                ----------      ----------
        Total cost and expenses                                                  1,362,245       1,390,464
Other income (charges)                                                             (43,604)         15,360
                                                                                ----------      ----------
Income before income taxes                                                         119,651         177,144
Provision for income taxes                                                          34,676          52,498
Changes in accounting principles                                                   (39,375)
                                                                                ----------      ----------
Net income                                                                         $45,600        $124,646
                                                                                ==========      ==========

For the Year:
  Net income per share                                                                $.67           $1.81
  Dividends declared per share                                                         .85             .81
  Average Common Shares outstanding (in thousands)                                  67,706          68,966

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Current assets                                                                  $  568,913      $  591,016
Current liabilities                                                                224,248         206,248
                                                                                ----------      ----------

Working capital                                                                    344,665         384,768
Property - net                                                                     437,635         375,587
Other assets                                                                       176,032         160,517
                                                                                ----------      ----------
        Total                                                                      958,332         920,872
Less:
  Long-term debt                                                                    55,298          23,258
  Noncurrent liabilities                                                           159,445          41,217
  Deferred income taxes                                                             11,353          37,035
                                                                                ----------      ----------
Net assets - Shareholders' equity                                               $  732,236      $  819,362
                                                                                ==========      ==========
OTHER DATA
Return on average shareholders' equity                                                  6%             15%
Total assets                                                                    $1,182,580      $1,127,120
Capital investments                                                                168,201          98,216
Depreciation                                                                        59,595          58,435
At End of Year:
  Number of employees                                                                4,613           4,609
  Number of shareholders                                                             6,616           6,822
  Common Shares outstanding (in thousands)                                          66,590          68,451
  Shareholders' equity per share                                                $    11.00      $    11.97

All share and per share data have been restated to reflect the 2-for-1 stock split effected on August 31, 1992.

   1991          1990            1989            1988           1987           1986            1985            1984          1983
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------
$1,476,306    $1,452,701      $1,227,910      $1,125,731     $1,022,277       $985,182        $913,351        $844,175      $800,303
   992,275     1,006,341         864,576         783,113        713,152        695,068         659,130         627,378       588,266
   316,401       282,050         245,132         226,776        203,236        180,650         158,358         114,501       113,363
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------
 1,308,676     1,288,391       1,109,708       1,009,889        916,388        875,718         817,488         741,879       701,629
    10,510       106,902          19,544          69,908         23,310         19,200           7,582          12,788        15,032
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------

   178,140       271,212         137,746         185,750        129,199        128,664         103,445         115,084       113,706
    54,481        81,166          43,766          54,544         47,864         50,479          43,221          47,353        48,962
                                                   8,751
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------

$  123,659     $ 190,046      $   93,980      $  139,957     $   81,335       $ 78,185        $ 60,224        $ 67,731      $ 64,744
==========    ==========      ==========      ==========     ==========     ==========      ==========      ==========    ==========


     $1.79         $2.67           $1.26           $1.81          $1.03           $.99            $.74            $.87          $.83
       .77           .73             .69             .65            .61            .59             .58             .56           .54
    69,260        71,121          74,665          77,391         79,117         79,356          80,817          78,276        78,390


$  701,571     $ 668,810      $  543,166      $  573,002     $  513,342       $ 462,982       $447,441        $376,050      $361,964
   262,162       248,351         180,908         184,888        169,166         162,797        182,543         132,252       129,766
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------

   439,409       420,459         362,258         388,114        344,176         300,185        264,898         243,798       232,198
   380,030       353,551         316,493         298,670        297,573         289,078        290,298         251,735       274,337
    90,082        92,235         100,525          98,999        128,463         125,847        116,706          74,189        46,563
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------

   909,521       866,245         779,276         785,783        770,212         715,110        671,902         569,722       553,098


    34,982        54,023          53,180          55,339         56,138          52,616         73,444          30,416        27,213
    41,979        39,663          29,320          26,851         23,952          16,806         13,161          11,480        10,038
    38,094        36,348          33,512          39,285         68,489          73,009         65,999          53,483        44,326
- ----------    ----------      ----------      ----------     ----------     ----------      ----------      ----------    ----------

$  794,466     $ 736,211      $  663,264      $  664,308     $  621,633      $  572,679     $  519,298       $ 474,343      $471,521
==========    ==========      ==========      ==========     ==========     ==========      ==========      ==========    ==========

       16%           27%             14%             22%            14%             14%            12%             14%           14%
$1,171,683    $1,114,596     $   960,184     $   970,671    $   939,378     $   877,907     $  854,445     $   701,974   $   682,864
    83,541        92,231          82,720          71,891         56,460          52,986        103,990          49,001        27,961
    54,614        53,960          48,682          46,598         47,229          42,591         44,605          38,723        37,038


    5,299          5,169           5,030           4,781          4,817           4,802          5,205           4,176         4,165
    6,767          6,692           7,370           7,782          8,335           9,240         10,803          10,804        11,277
   69,031         69,397          74,016          76,020         77,922          79,382         79,321          78,221        78,390
$   11.51     $    10.61     $      8.96     $      8.74    $      7.98     $      7.21     $     6.55     $      6.06   $      6.02