Form 10-K, Exhibit 13
LUBRIZOL CORP
filed 1995-03-29
CIK 60751

                                                                      Exhibit 13

THE LUBRIZOL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a full service supplier of performance chemicals to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical, mechanical and biological technologies to enhance the performance, quality and value of the products in which they are used. The company develops, produces and sells specialty additive systems for gasoline and diesel engine lubricating oils, for automatic transmission fluids and for gear oils, and marine and tractor lubricants. The company also supplies specialty products for industrial lubricants and functional fluids, fuel additives and diversified specialty chemical products.

Prior to December 1, 1992, the company had a separately reportable Agribusiness segment. That segment developed, produced and marketed planting seeds and specialty vegetable oils, and also conducted strategic biotechnology research and development. As described in Note 16 to the financial statements, the company transferred substantially all of its Agribusiness segment, other than the specialty vegetable oil operations, to Mycogen Corporation and to a joint venture formed with Mycogen. The transferred assets are referred to in the following discussion as "Agrigenetics." The agribusiness assets and operations retained by the company are not reportable as a separate industry segment after 1992.

In 1993, the company began initiatives to eliminate its separate business unit structure and realign activities into one combined organization, consolidate intermediate production activities, improve the timeliness of product development, simplify its product offerings and continued the restructuring of its agribusiness investments.

As discussed in Note 17 to the financial statements, the company recorded a special pretax charge of $86.3 million in the third quarter of 1993 primarily for the manufacturing rationalization and organizational realignment initiatives. When substantially complete in 1996, the number of intermediate production units will have been reduced by one-third, and the number of employees will have been reduced by approximately 5%. Through December 31, 1994, the company has completed approximately one-half of the production unit reductions and two-thirds of the employee reductions. Approximately $22 million has been expended since the third quarter of 1993 implementing the initiatives, primarily for employee reductions. Future cash expenditures of $24 million are estimated to be necessary to complete implementation of the initiatives. These initiatives reduced the rate of increase in 1994 costs, as compared to historical trends, which resulted in estimated savings in 1994 of $20 to $25 million. These savings resulted from fewer employees, lower operating costs and reductions in the number of manufacturing units. When fully implemented, annual savings are expected to approximate $50 million of which $40 million will represent cash savings.

1994 RESULTS OF OPERATIONS

IN 1994, the company achieved record revenues and results of operations. As discussed below, the primary factors contributing to 1994 results were higher average selling prices, lower research, testing and development expenses and better results from agribusiness investments.

                                1990            1991            1992            1993            1994
                                ----            ----            ----            ----            ----
Revenues by Segment(millions)
  Specialty Chemicals           $1,335.5        $1,348.8        $1,433.4        $1,525.5        $1,599.0
  Agribusiness                    $117.2          $127.5          $118.9

In 1994, consolidated revenues were $1.6 billion, an increase of $73.5 million or 5% from 1993. This increase was comprised of 4% higher average selling prices, including currency, and 1% volume increases. Average selling prices increased primarily as a result of price increases and new product introductions. The company implemented price increases in the first quarter of 1994 to more fully recover the costs of product technology and the costs resulting from increased requirements of environmental, health and safety regulations at the company's facilities. Higher performing products, which carry higher selling prices, were introduced late in 1993 to meet new passenger car motor oil standards in the U.S. markets.

                                1990            1991            1992            1993            1994
                                ----            ----            ----            ----            ----
Gross Profit by Segment(millions)
  Specialty Chemicals           $398.2          $429.9          $451.0          $485.4          $520.7
  Agribusiness                   $40.2           $45.7           $39.3

Gross profit (sales less cost of sales) increased 7% to $520.7 million in 1994 from $485.4 million in 1993. The improvement in gross profit was primarily attributable to the positive effects of implementing selling price increases, new product introductions and growth from business development activities. These improvements were partially offset by higher material costs in the second half of the year and higher manufacturing costs. Gross profit as a percentage of sales increased to 32.7% in 1994 from 32.0% in 1993.

Raw material prices increased during the last half of 1994, and at year-end were approximately 7% higher than the prior year. Additionally, plant operating costs to comply with changing environmental, health and safety regulations have continued to increase. The company was able to manage the near-term impact of the higher raw material costs through operating expense control. However, these higher material costs will impact future earnings if not recovered through higher prices; therefore, the company is implementing worldwide price increases of 5% to 7% in the first quarter of 1995.

Selling and administrative expenses increased less than 1% to $159.5 million in 1994. This increase is significantly lower than the company's previous historical cost trend because of lower legal expenses and a decline in the number of employees as a result of early retirements related to the company's realignment initiative.

                        1990            1991            1992            1993            1994
                        ----            ----            ----            ----            ----
Research Testing and
Development by Segment (millions)
  Specialty Chemicals   $107.4          $127.7          $139.8          $171.5          $165.5
  Agribusiness           $16.6           $16.3           $15.0

Research, testing and development expenses (technology expenses) decreased $6.1 million or 4% to $165.5 million in 1994. This decrease is primarily attributable to completion in early 1994 of testing required for passenger car motor oil specification upgrades, the decline in the number of employees resulting from realignment and increased efficiencies in the product development process.

Primarily as a result of the above factors, consolidated revenues increased $38.8 million more than the increase in total costs and expenses in 1994.

The company continued its program of selling its investment in Genentech common stock. During 1994 and 1993, respectively, the company sold 869,100 and 1,001,776 shares of Genentech common stock resulting in pretax gains of $41.2 million and $42.4 million. The net proceeds of these sales were used to repurchase common shares of the company.

Other income-net increased $6.8 million primarily due to improved equity earnings from the company's investment in Mycogen, including its agribusiness joint venture, net of a gain on the sale of an agribusiness investment in 1993.

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

While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility. Generally, the income statement effect of changes in the dollar value of foreign currencies is partially or wholly offset by the company's ability to make corresponding price changes in local currency. The company's consolidated net income will generally benefit as foreign currencies increase in value compared to the U.S. dollar and will generally decline as foreign currencies decrease in value. In 1994, there was not a significant net earnings effect due to foreign currency fluctuations.

As a result of the above factors and a decrease in interest expense, consolidated income before taxes increased $131.8 million from 1993. Excluding the gain on the sales of Genentech stock and the 1993 special charge, income before taxes increased $46.7 million or 29% from 1993.

The company made donations of Genentech common stock during 1994 (see Note 7 to the financial statements) which reduced the company's 1994 effective tax rate by 2%. This benefit is nonrecurring. The company anticipates its 1995 effective tax rate will approximate 33%.

Excluding gains on the sales of Genentech common stock and the 1993 special charge and accounting changes (discussed below), net income was $148.8 million in 1994 compared to $113.5 million in 1993, and the related earnings per share amounts improved by 35% to $2.26 in 1994 from $1.67 in 1993.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

RETURN ON AVERAGE SHAREHOLDERS' EQUITY was 22% in 1994, 6% in 1993 and 15% in 1992. Excluding Genentech gains and the 1993 accounting changes and special charge, return on average shareholders' equity was 19% in 1994 and 14% in 1993.

                                1990            1991            1992            1993            1994
                                ----            ----            ----            ----            ----
Return on Equity(percent)       27%             16%             15%              6%             22%

1993 RESULTS OF OPERATIONS

IN 1993, consolidated revenues increased $61.9 million or 4% from 1992 after excluding $88.6 million of Agrigenetics revenue in 1992. Selling prices increased 4% as a result of price increases implemented in the fourth quarter of 1992 and the introduction late in 1993 of higher performing products to meet new passenger car motor oil standards in the U.S. market. Favorable product mix (including sales by Langer & Company acquired early in 1993) of 3% was offset by unfavorable currency effects of 2% and volume decreases of 1%. North American volume decreased 9% in 1993 from the record levels of volume in 1992 as a result of a decrease in market share. The revenue impact of this volume decrease was offset by an increase in sales of more profitable products. International volume increased 6% over 1992 and accounts for approximately 60% of revenues.

Gross profit increased $30.4 million or 7% from $455.0 million in 1992 (excluding $35.3 million of Agrigenetics gross profit in 1992) primarily as a result of the higher average selling prices. Gross profit as a percentage of sales was 32.0% in 1993 compared to 31.2% (excluding Agrigenetics) in 1992.

Excluding Agrigenetics expenses of $29.1 million in 1992, selling and administrative expenses increased $6.3 million or 4% in 1993 primarily because of the acquisition of Langer. Technology expenses increased $30.3 million or 21% in 1993 after excluding Agrigenetics expenses of $13.5 million from 1992. This increase was a result of higher testing costs associated with customer test programs to meet new industry performance standards for passenger car and diesel engine oils and automatic transmission fluids. These standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new emissions, efficiency, durability and other performance factors. The frequency of these performance upgrades compressed the time cycles for new product development and resulted in an increase in the company's technology expenses.

As a result of the above factors and increased royalties, after excluding Agrigenetics from 1992, total cost and expenses increased $5.9 million more than revenues increased in 1993.

During 1993, the company recorded a special pretax charge of $86.3 million and pretax gains of $42.4 million on the sale of Genentech common stock as discussed above. Other income-net was $.5 million in 1993 compared to $11.9 million in 1992. Other income includes the company's share of equity losses in Mycogen and the agribusiness joint venture. Mycogen recorded restructuring charges and incurred weather-related problems in the Midwest which adversely affected agribusiness results. The reduction in other income was attributable to increased equity losses of $18.3 million in Mycogen and the agribusiness joint venture, partially offset by increased gains on the sale of investments, excluding Genentech, of $6.7 million.

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

As discussed previously, the company conducts a significant amount of its business outside of the United States and is therefore subject to risks including currency fluctuations. In 1993, European currencies weakened and the Japanese yen strengthened resulting in an insignificant net earnings effect.

As a result of the above factors, income before income taxes decreased $57.5 million in 1993 compared to 1992. Net income in 1993, excluding the special charge, Genentech gain and the accounting changes discussed below, decreased 9% to $113.5 million or $1.67 per share, from $124.6 million or $1.81 per share in 1992.

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


1992 RESULTS OF OPERATIONS

Following is a discussion of the results of operations for 1992. The discussion is presented first on a summary consolidated basis and then on a historical business segment basis.

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

Other income-net increased $2.4 million in 1992, primarily as a result of a gain on sales of investments of $6.5 million, partially offset by the company's share of losses related to the agribusiness joint venture formed in December 1992, and expenses related to closing facilities in the mining chemicals market. Accordingly, combined segment income was $3.4 million lower in 1992 than in 1991. As explained in the segment discussions, this consisted of a $6.0 million increase in Specialty Chemicals and a $9.4 million decrease in Agribusiness. Net interest income increased $2.4 million primarily as a result of the repayment of debt early in the year.

As a result of the above factors, income before income taxes was $1.0 million or 1% lower than 1991. However, due principally to increased tax benefits from foreign dividends, net income in 1992 increased $1.0 million or 1% over 1991.

SPECIALTY CHEMICALS SEGMENT: In 1992, the Specialty Chemicals segment accounted for 92% of consolidated revenues. The segment's revenues increased $84.6 million or 6% in 1992 as a volume increase of 8% and favorable currency effects of 2% were partially offset by unfavorable product and geographic mix of 4%. Volume was at a record level for the year. North American volume was up 21% for the year as a result of market share gains and a comparatively weak first half of 1991. International volume was flat for the year. Average selling prices declined slightly during the first three quarters. In the fourth quarter, the company announced price increases which increased revenues for part of the period.

Gross profit increased $21.1 million or 5% compared to 1991. The increase in gross profit resulting from higher revenues was partially offset by higher manufacturing costs that primarily reflected the effects of higher volume, increased pension and health care costs and environmental costs. As a percentage of sales, gross profit decreased in 1992 to 31.6% from 32.1% in 1991.

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

AGRIBUSINESS SEGMENT: In 1992, Agribusiness revenues decreased $8.6 million or 7% as a result of lower specialty vegetable oil volume due to more competition in international markets and a fire at a customer's plant in Asia. Gross profit decreased $6.4 million or 14% as a result of the lower sales, costs associated with inventory market adjustments and higher storage costs, all of which related to specialty vegetable oil operations. Gross profit as a percent of sales decreased in 1992 to 33.1% compared to 35.9% in 1991.

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

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows for the years 1992 through 1994 are presented in the consolidated statements of cash flows. Cash provided from operating activities during 1994 was $156.8 million, a decrease of $5.7 million compared to 1993. Cash received from customers increased $69.0 million or 5% due to higher revenues. However, this increase was more than offset by amounts paid to suppliers and employees, including payments of $18 million for costs which had been accrued in the 1993 special charge, and higher income tax payments.

                                 1990            1991            1992            1993            1994
                                 ----            ----            ----            ----            ----
Cash Provided from Operating
  Activities (millions)         $114.3          $192.1          $135.2          $162.5          $156.8

Net cash outflows from investing activities were $117.2 million in 1994 compared to $106.8 million in 1993. Capital expenditures increased $32.7 million or 26% in 1994, of which one-half was attributable to increases at manufacturing facilities, and the balance was primarily due to improvements and additions at the company's Wickliffe facilities. During 1993, the company expended $40.3 million to acquire Langer and certain commercial and technology assets of Great Lakes Chemical, S.A. Cash proceeds from the sale of Genentech common stock were $43.6 million in 1994 compared to $44.5 million in 1993. In 1993, investment proceeds also included amounts aggregating $17.0 million from the sale and redemption of portions of the company's agribusiness investments.

Throughout 1994, the company continued its share repurchase program. In 1994 and 1993, the net proceeds from the sale of Genentech common stock as well as cash generated from operations were used to repurchase common shares of the company. The company repurchased 2,007,721, or 3%, of its common shares for $68.3 million during 1994 compared to the repurchase of 2,075,645 common shares for $67.1 million in 1993. At December 31, 1994, there was Board authorization remaining for the repurchase of 1,031,234 million common shares.

As a result of the activities discussed above and the increase in debt discussed below, cash and short-term investments at December 31, 1994, increased by $12.2 million compared to December 31, 1993.

As described in Note 3 to the financial statements, effective January 1, 1994, the company adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that certain of the company's marketable equity securities, included in investments in consolidated companies, be reported at fair value rather than historical cost. The effect at December 31, 1994, of adopting SFAS 115 was to increase investments in nonconsolidated
companies by $35.6 million, increase    shareholders' equity by $23.2 million
and increase deferred tax liabilities by $12.4 million. SFAS 115 had no effect on 1994 net income or cash flows.

The company held 830,900 shares of Genentech common stock as of December 31,
1994.   The company has continued to sell Genentech stock during the first quarter of 1995 and expects to sell its remaining shares throughout 1995.

                                 1990            1991            1992            1993            1994
                                 ----            ----            ----            ----            ----
Capitalization(millions)
  Equity                        $736.2          $794.5          $819.4          $732.2          $832.0
  Long-term Debt                 $54.0           $35.0           $23.3           $55.3          $114.2

The company's financial position continues to be strong. The ratio of current assets to current liabilities was 2.5:1 at both December 31, 1994 and 1993. The level of capital spending and the continuation of the company's share repurchase program were principal factors in the company incurring net borrowings of $92.7 million in 1994. Total debt as a percent of capitalization (shareholders' equity plus short-term and long-term debt) increased to 17% at the end of 1994 compared to 9% at the end of 1993. The company anticipates that, during 1995, its capital expenditures, primarily for manufacturing, technical and administrative support, and its share repurchase program will continue at approximately the same levels as 1994. Total debt is therefore expected to continue at or above the December 31, 1994 levels throughout 1995. The company's strategy of using additional debt to finance capital requirements
reflects management's   continuing efforts to enhance shareholder value.

At December 31, 1994, the company had unused revolving credit agreements and other credit lines aggregating $95 million. Under a currently effective shelf registration statement, the company has the ability to offer to the public up to $100 million of debt securities. As described in Note 4 to the financial statements, the company has the ability to refinance on a long-term basis $56.6 million of outstanding commercial paper under its revolving credit agreements. Management believes the company's internally generated funds as well as its credit facilities and shelf registration will be sufficient to meet its cash requirements.

Implementation of the remaining special charge activities is estimated to involve future cash outlays aggregating $24 million, primarily in 1995 and 1996. Offsetting the cash outlays will be cash savings which are expected to grow to approximately $40 million annually after the plans are fully implemented. The impact of the special charge on the balance sheet at December 31, 1994, after recognition of deferred taxes, was to reduce working capital by $6.9 million, reduce noncurrent assets by $5.9 million and increase noncurrent liabilities by $13.5 million.

The company is involved in patent litigation with Exxon Corporation in various countries. Determinations of liability against the company in the U.S., which
is being heard on appeal, and against   Exxon in Canada have been made by the
courts. Management is unable to predict the eventual outcomes of this litigation and, therefore, their impact on future cash flows is not known. If Exxon prevails in the U.S. case, management believes the company has sufficient financial resources to meet any resulting obligation and, other than a potential one-time charge against income, the litigation would not have a material adverse effect on future results of operations. Refer to Note 18 for further information regarding this litigation.

INDEPENDENT AUDITORS' REPORT                            Deloitte &
                                                         Touche LLP
                                                        -----------
                                        [DELOITTE & TOUCHE LLP CORPORATION LOGO]
To the Shareholders and Board of Directors of The Lubrizol Corporation

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 8 and 10 to the financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards ("SFAS") No. 109 and its method of accounting for postretirement benefits to conform with SFAS No. 106.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 14, 1995

CONSOLIDATED STATEMENTS OF INCOME
                                                                                           Year Ended December 31
                                                                                --------------------------------------------
(In Thousands of Dollars Except Per Share Data)                                   1994             1993         1992
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                       $1,592,750      $1,517,631        1,544,670
Royalties and other revenues                                                         6,244           7,869            7,578
                                                                                ----------      ----------       ----------
        Total revenues                                                           1,598,994       1,525,500        1,552,248

Cost of sales                                                                    1,072,025       1,032,199        1,054,376
Selling and administrative expenses                                                159,459         158,506          181,326
Research, testing and development expenses                                         165,480         171,540          154,762
                                                                                ----------      ----------       ----------
        Total cost and expenses                                                  1,396,964       1,362,245        1,390,464

Special charge                                                                                     (86,303)
Gain on sale of Genentech                                                           41,235          42,443
Other income - net                                                                   7,332             537           11,905
Interest income                                                                      4,011           3,873            7,070
Interest expense                                                                    (3,149)         (4,154)          (3,615)
                                                                                ----------      ----------       ----------
Income before income taxes                                                         251,459         119,651          177,144
Provision for income taxes                                                          75,884          34,676           52,498
                                                                                ----------      ----------       ----------
Income before accounting changes                                                   175,575          84,975          124,646
Cumulative effect of accounting changes                                                            (39,375)
                                                                                ----------      ----------       ----------
Net income                                                                      $  175,575      $   45,600       $  124,646
                                                                                ==========      ==========       ==========

Per Common Share:
    Income before accounting changes                                                 $2.67           $1.25            $1.81
    Cumulative effect of accounting changes                                                           (.58)
                                                                                     -----           -----            -----
Net income per share                                                                 $2.67           $ .67            $1.81
                                                                                     =====           =====            =====

Dividends per share                                                                  $ .89           $ .85            $ .81
                                                                                     =====           =====            =====

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                                                        December 31
                                                                        -----------------------------------------
(In Thousands of Dollars)                                                       1994                       1993
-----------------------------------------------------------------------------------------------------------------
ASSETS
Cash and short-term investments                                         $     36,379                 $     24,220
Receivables                                                                  250,392                      225,603
Inventories                                                                  298,331                      284,537
Other current assets                                                          39,286                       34,553
                                                                        ------------                 ------------
        Total current assets                                                 624,388                      568,913
                                                                        ------------                 ------------
Property and equipment - at cost                                           1,266,249                    1,089,106
Less accumulated depreciation                                                707,505                      651,471
                                                                        ------------                 ------------
        Property and equipment - net                                         558,744                      437,635
                                                                        ------------                 ------------
Investments in nonconsolidated companies                                     138,013                      103,246
Other assets                                                                  73,219                       72,786
                                                                        ------------                 ------------
                TOTAL                                                   $  1,394,364                 $  1,182,580
                                                                        ============                 ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                         $     53,700                 $     14,590
Accounts payable                                                             114,244                      116,775
Income taxes and other current liabilities                                    85,589                       92,883
                                                                        ------------                 ------------
        Total current liabilities                                            253,533                      224,248
                                                                        ------------                 ------------
Long-term debt                                                               114,161                       55,298
Postretirement health care obligation                                         98,453                       89,423
Noncurrent liabilities                                                        68,799                       70,022
Deferred income taxes                                                         27,379                       11,353
                                                                        ------------                 ------------
        Total liabilities                                                    562,325                      450,344
                                                                        ------------                 ------------
Contingencies and commitments
Preferred stock without par value - unissued
Common shares without par value - Outstanding 64,844,560 shares in 1994
      and 66,590,028 shares in 1993                                           84,059                       80,830
Retained earnings                                                            734,533                      683,269
Other shareholders' equity                                                    13,447                      (31,863)
                                                                        ------------                 ------------
        Total shareholders' equity                                           832,039                      732,236
                                                                        ------------                 ------------
                TOTAL                                                   $  1,394,364                 $  1,182,580
                                                                        ============                 ============

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                     Year Ended December 31
                                                                        -------------------------------------------
(In Thousands of Dollars)                                                      1994            1993        1992
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):
OPERATING ACTIVITIES:
Net income                                                              $   175,575     $    45,600     $   124,646
Adjustments to reconcile net income to cash
    provided by operating activities:
           Depreciation and amortization                                     65,934          61,674          62,013
           Deferred income taxes                                             19,797         (32,751)            (37)
           Equity (earnings) losses, net of distributions                      (382)         18,138           2,792
           Special charge                                                                    86,303
           Gain on sale of investments                                      (41,235)        (55,617)         (6,484)
           Cumulative effect of changes in accounting principles.                            39,375
           Change in current assets and liabilities:
                Receivables                                                 (20,682)        (16,066)         (2,400)
                Inventories                                                  (3,150)        (14,043)        (30,807)
                Accounts payable and accrued expenses                       (17,745)         16,056         (13,693)
                Other current assets                                        (12,921)          7,359            (316)
           Increase in noncurrent liabilities                                 3,246          12,370             714
           Other items - net                                                (11,600)         (5,887)         (1,265)
                                                                        -----------     -----------     -----------
                Total operating activities                                  156,837         162,511         135,163

INVESTING ACTIVITIES:
Proceeds from sale or redemption of investments                              43,582          61,494           8,512
Capital expenditures                                                       (160,527)       (127,855)        (95,814)
Acquisitions and investments in nonconsolidated companies                    (1,734)        (40,346)         (2,402)
Other - net                                                                   1,488             (87)          1,541
                                                                        -----------     -----------     -----------
                Total investing activities                                 (117,191)       (106,794)        (88,163)

FINANCING ACTIVITIES:
Short-term borrowing (repayment)                                             38,359             168          (3,837)
Long-term borrowing                                                          56,741          36,048           3,690
Long-term repayment                                                          (2,370)        (23,146)        (20,000)
Dividends paid                                                              (58,588)        (57,608)        (55,883)
Common shares purchased, net of options exercised                           (64,372)        (64,073)        (19,235)
                                                                        -----------     -----------     -----------
                Total financing activities                                  (30,230)       (108,611)        (95,265)

Effect of exchange rate changes on cash                                       2,743             521          (1,289)
                                                                        -----------     -----------     -----------
Net increase (decrease) in cash and short-term investments                   12,159         (52,373)        (49,554)
Cash and short-term investments at the beginning of year                     24,220          76,593         126,147
                                                                        -----------     -----------     -----------
Cash and short-term investments at the end of year                      $    36,379     $    24,220     $    76,593
                                                                        ===========     ===========     ===========

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                 Shareholders' Equity
                                                                        --------------------------------------------
                                                          Number of                                       Other
                                                           Shares         Common         Retained     Shareholders'
                                                         Outstanding      Shares         Earnings        Equity
--------------------------------------------------------------------------------------------------------------------
                                                                         (In Thousands of Dollars)
BALANCE, DECEMBER 31, 1991                               69,031,464      $  77,423      $  713,229      $  3,814
Net income 1992                                                                            124,646
Cash dividends                                                                             (55,883)
Translation adjustment for 1992                                                                          (24,632)
Common shares - Treasury:
        Shares purchased                                   (835,200)          (957)        (22,086)
        Shares issued upon exercise of stock options        254,322          3,808
                                                         ----------       --------       ---------      --------

BALANCE, DECEMBER 31, 1992                               68,450,586         80,274         759,906       (20,818)
Net income 1993                                                                             45,600
Cash dividends                                                                             (57,608)
Translation adjustment for 1993                                                                          (11,045)
Common shares - Treasury:
        Shares purchased                                 (2,075,645)        (2,479)        (64,629)
        Shares issued upon exercise of stock options        215,087          3,035
                                                         ----------       --------       ---------      --------

BALANCE, DECEMBER 31, 1993                               66,590,028         80,830         683,269       (31,863)
Net income 1994                                                                            175,575
Cash dividends                                                                             (58,588)
Unrealized gain on marketable securities                                                                  23,169
Translation adjustment for 1994                                                                           22,141
Common shares - Treasury:
        Shares purchased                                 (2,007,721)        (2,528)        (65,723)
        Shares issued upon exercise of stock options        208,210          3,879
        Other                                                54,043          1,878
                                                         ----------       --------       ---------      --------

BALANCE, DECEMBER 31, 1994                               64,844,560       $ 84,059       $ 734,533      $313,447
                                                         ==========       ========       =========      ========

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 - ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of The Lubrizol Corporation and its majority-owned subsidiaries. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership exceeds 20% or when the company has the ability to exercise significant influence over the policies of the investee. Other affiliates are carried at cost or fair market value (see Note 3). Refer to Note 16 regarding changes in Agribusiness.

ACCOUNTING CHANGES - Effective January 1, 1993, the company changed its method of accounting for postretirement benefits to conform with Statement of Financial Accounting Standards (SFAS) 106 (see Note 10) and its method of accounting for income taxes to conform with SFAS 109 (see Note 8). The cumulative effect at adoption of these changes in accounting principles, net of tax, is separately reported on the Consolidated Statements of Income. Effective January 1, 1994, the company changed its method of accounting for certain investments in marketable securities to conform to SFAS 115 (see Note 3).

CASH EQUIVALENTS - The company generally invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents as they are part of the cash management activities of the company and are comprised primarily of investments having maturities when purchased of less than three months.

INVENTORIES - Inventories are stated at cost which is not in excess of market. Cost of inventories is determined by the last-in, first-out (LIFO) method in the United States and the first-in, first-out (FIFO) method elsewhere. The average cost method is used for specialty vegetable oil.

DEPRECIATION AND AMORTIZATION - Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment which comprise approximately 60% of the depreciable assets. The remaining assets are depreciated using the straight-line method. Effective January 1, 1993, the company changed to the straight-line method for newly acquired machinery and equipment. Management believes that straight-line depreciation provides for a better matching of costs and revenues over the lives of the newly acquired assets and conforms to predominant industry practices. The new depreciation method did not have a material effect on net income reported in the periods. The estimated useful lives are 10 to 40 years for buildings and land improvements and range from 3 to 20 years for machinery and equipment. Amortization of intangible and other assets is on a straight-line method over periods ranging from 5 to 25 years.

For income tax purposes, different methods and rates are used in certain instances.

RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed when incurred. Research and development expenses, excluding testing, were $90.7 million, $88.5 million and $91.2 million in 1994, 1993 and 1992, respectively.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of most non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation adjustments are recorded as a component of other shareholders' equity and totaled $(9,722), $(31,863) and $(20,818) at December 31, 1994, 1993 and 1992,
respectively.

PER SHARE AMOUNTS - Net income per share has been computed by dividing net income by the average number of common shares outstanding during the period. Net income per share has not been adjusted for the effect of stock options as the dilution effect would be less than 3% in any year. All share and per share data have been restated to reflect the 2-for-1 stock split effective August 31, 1992.

NOTE 2 - INVENTORIES
                                      1994             1993
                                  --------         --------
Finished products                 $102,605        $  89,817
Products in process                 98,105           92,067
Raw materials and
 supplies                           97,621          102,653
                                  --------         --------
                                  $298,331         $284,537
                                  ========         ========

Inventories on the LIFO method were 27% and 25% of consolidated inventories at December 31, 1994 and 1993, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 1994 and 1993 by $49.9 and $43.0 million, respectively.





NOTE 3 - INVESTMENTS IN NONCONSOLIDATED COMPANIES
                                             1994           1993
                                        ---------      ---------
Investments carried at equity           $  60,523      $  59,909
Investments carried at cost                37,890         43,337
Investments classified as available-
  for-sale                                 39,600
                                        ---------      ---------
                                        $ 138,013      $ 103,246
                                        =========      =========

The company adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994. SFAS 115 requires that certain investments in marketable debt and equity securities classified as available-for-sale be reported at fair value, rather than historical cost, with the unrealized gain or loss recorded in shareholders' equity. The effect of adopting SFAS 115 at January 1, 1994 was to increase investments in nonconsolidated companies by $99.2 million, increase shareholders' equity by $64.5 million and increase deferred tax liabilities by $34.7 million.

At December 31, 1994, investments classified as available-for-sale had an average cost basis of $4.0 million and an aggregate fair value of $39.6 million resulting in unrealized gains of $36.2 million or $23.5 million after tax and unrealized losses of $.6 million or $.4 million after tax.

The company also holds other investments in nonconsolidated companies, including certain investments in marketable securities that are either accounted for on the equity basis or the cost basis due to restrictions placed on the securities. These marketable investments have quoted market values which exceed the book carrying values by $17.7 million at December 31, 1994.

NOTE 4 - SHORT-TERM AND LONG-TERM DEBT
                                       1994                1993
                                   --------             -------
Long-term debt consists of:
Debt supported by long-term
  banking arrangements:
  Commercial paper at weighted
     average rate of 5.97%         $  56,625
  6.5% Marine terminal refunding
     revenue bonds, due 2000          18,375             $18,375
7.875% Industrial development
  revenue bonds, due 2000              1,000               1,000
Term loans:
  Yen denominated, at 3.8% to
     5.8%, due 1995-2002              24,898              24,210

  Deutsche mark denominated, at
     6.78%, due 1996                  15,484              13,825
Other (5% in 1994, 5.9% in 1993)         325                 184
                                    --------             -------
                                     116,707              57,594
Less current portion                  (2,546)             (2,296)
                                    --------             -------
                                    $114,161             $55,298
                                    ========             =======

Short-term debt consists of:
Commercial paper at weighted
  average rates of 5.97% and 3.3%  $  46,375            $  4,400
Other short-term debt at weighted
  average rates of 5.2% and 6.1%       4,779               7,894
Current portion of long-term debt      2,546               2,296
                                   ---------            --------
                                   $  53,700            $ 14,590
                                   =========            ========

Commercial paper debt is due within one year. The company has available $95 million in credit facilities, including $75 million in committed revolving credit agreements which would permit the company to borrow at or below the U.S. prime rate. These facilities, which were unused at December 31, 1994, would permit the company to refinance for a period beyond one year the Marine Terminal Refunding Revenue Bonds, whose bondholders have the right to put the bonds back to the company, and $56.6 million of commercial paper outstanding. Accordingly, the company has classified these balances as long-term debt.

Amounts due on long-term debt are $2.5 million in 1995, $18.0 million in 1996, $2.6 million in 1997, $12.1 million in 1998, $3.6 million in 1999 and $77.9 million thereafter, which includes $56.6 million of commercial paper.

The company has an effective shelf registration with the Securities and Exchange Commission which permits the company to offer up to $100 million of debt securities in amounts, at prices and on terms, to be determined at the time of offering. Such debt securities would be unsecured senior securities ranking equal with all other unsecured senior securities of the company.

The Marine Terminal Refunding Revenue Bonds have a variable interest rate. The company has entered into an interest rate swap agreement that effectively fixes the interest rate at 6.5%.

During 1994, 1993 and 1992, interest paid, net of amounts capitalized, amounted to $3.0 million, $3.9 million and $5.2 million, respectively.

NOTE 5 - OTHER BALANCE SHEET INFORMATION
Receivables:                          1994          1993
                               -----------   -----------
Customers                      $   219,475   $   200,218
Affiliates                           9,174        10,459
Other                               21,743        14,926
                               -----------   -----------
                               $   250,392   $   225,603
                               ===========   ===========

Receivables are net of allowance for doubtful accounts of $2.6 million in 1994 and $2.1 million in 1993.

Other Current Assets:                 1994          1993
                               -----------   -----------
Deferred income taxes          $    20,232   $    28,453
Other                               19,054         6,100
                               -----------   -----------
                               $    39,286   $    34,553
                               ===========   ===========

Property and Equipment:               1994          1993
                               -----------   -----------
Land and improvements          $    90,069   $    80,669
Buildings and improvements         217,002       181,618
Machinery and equipment            828,340       727,409
Construction in progress           130,838        99,410
                               -----------   -----------
                               $ 1,266,249   $ 1,089,106
                               ===========   ===========


Depreciation expense was $61.3 million in 1994, $59.6 million in 1993 and $58.4 million in 1992.

Other Assets:                          1994           1993
                               ------------   ------------
Goodwill and other intangibles $     41,381   $     36,609
Deferred income taxes                18,229         25,821
Other                                13,609         10,356
                               ------------   ------------
                               $     73,219   $     72,786
                               ============   ============

Accumulated amortization of intangible and other assets was $19.0 million and $14.3 million at December 31, 1994 and 1993, respectively.

Accounts Payable:                      1994           1993
                               ------------   ------------
Trade                          $    109,151   $    106,005
Affiliates                            5,093         10,770
                               ------------   ------------
                               $    114,244   $    116,775
                               ============   ============

Income Taxes and Other Current
Liabilities:                           1994           1993
                               ------------   ------------
Employee compensation          $     33,763   $     30,369
Income taxes                         10,504         25,714
Taxes other than income              11,030          9,793
Other                                30,292         27,007
                               ------------   ------------
                               $     85,589   $     92,883
                               ============   ============

Noncurrent Liabilities:                1994           1993
                               ------------   ------------
Employee benefits              $     35,687   $     35,070
Other                                33,112         34,952
                               ------------   ------------
                               $     68,799   $     70,022
                               ============   ============

NOTE 6 - SHAREHOLDERS' EQUITY

The company has 147 million authorized shares consisting of 2 million shares of Serial Preferred Stock, 25 million shares of Serial Preference Shares and 120 million Common Shares, each of which is without par value. The outstanding Common Shares shown on the balance sheets exclude Common Shares held in treasury of 21,351,334 and 19,605,866 at December 31, 1994 and 1993,
respectively. The company effected a two-for-one stock split effective August 31, 1992.

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

Under another shareholder rights plan, each holder of Common Shares has one right to buy shares of Serial Preferred Stock for each Common Share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the company's Common Shares by a person or affiliated persons. The rights would entitle shareholders, other than such person or affiliated persons, to purchase shares of Serial Preferred Stock at the purchase price of 1 dollar plus 25 rights per share. The dividend and redemption value of the Serial Preferred Stock would be determined in relation to after-tax amounts which have been or may be recovered by the company from Exxon or its affiliates as a result of certain patent claims. The rights will expire in November 1996 unless earlier redeemed.

NOTE 7 - OTHER INCOME AND GENENTECH GAIN

The company sold 869,100 and 1,001,776 shares of Genentech, Inc. redeemable common stock for cash during 1994 and 1993, respectively. The gains realized on these transactions were $41.2 million in 1994 and $42.4 million in 1993 and, after tax, contributed $.41 per share in each year. At December 31, 1994, the company held 830,900 shares of Genentech redeemable common stock. Genentech, at its option, may redeem the common stock in whole, but not in part, at various redemption prices per share ranging from $58.75 at January 1, 1995, to $60 at June 30, 1995.

Other income - net consists of the following:
                                        1994        1993         1992
                                    --------    --------     --------
Equity earnings (losses) of non-
  consolidated companies            $  2,972    $(15,966)    $  1,798
Gain on donations of
  Genentech stock                     13,967
Donations of Genentech stock
  to The Lubrizol Foundation         (14,581)
Gain on sale of investments,
  excluding Genentech                             13,174        6,484

Other - net                            4,974       3,329        3,623
                                    --------    --------     --------
                                    $  7,332    $    537     $ 11,905
                                    ========    ========     ========


NOTE 8 - INCOME TAXES

Effective January 1, 1993, the company adopted SFAS 109, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than changes in tax laws or rates not yet enacted. Previously, the company accounted for income taxes under SFAS 96, which gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying value. As permitted under SFAS 109, the company elected not to restate the financial statements of any prior years. The cumulative effect of adopting SFAS 109 at January 1, 1993 increased net income by $12.1 million, or $.18 per share. The effects of the change on both income before income taxes and the effective tax rate for the years ended December 31, 1994 and 1993, were not material.

Income before income taxes consists of the following:
                            1994         1993          1992
                        --------     --------      --------
United States           $163,508    $  68,673      $ 80,248
Foreign                   87,951       50,978        96,896
                        --------     --------      --------
Total                   $251,459     $119,651      $177,144
                        ========     ========      ========

The provision for income taxes consists of the following:

                            1994         1993          1992
                       ---------    ---------     ---------
Current:
United States          $  28,698    $  31,560     $  13,981
Foreign                   27,389       34,774        37,791
                       ---------    ---------     ---------
                          56,087       66,334        51,772
                       ---------    ---------     ---------

Deferred:
United States             12,605      (15,306)        1,603
Foreign                    7,192      (16,352)         (877)
                       ---------    ---------     ---------
                          19,797      (31,658)          726
                       ---------    ---------     ---------
Total                  $  75,884    $  34,676     $  52,498
                       =========    =========     =========

Foreign taxes include withholding taxes. The United States tax provision includes the U.S. tax on foreign income distributed to the company. U.S. and foreign income tax rate changes occurring during the periods presented did not have a material effect on the company's provision for income taxes. The differences between the provision for income taxes at the U.S. statutory rate (35% for 1994 and 1993 and 34% for 1992) and the tax shown in the consolidated statements of income are summarized as follows:

                                     1994         1993          1992
                                ---------    ---------     ---------
Tax at statutory rate           $  88,011    $  41,878     $  60,229
Contribution of appreciated
  property                         (5,050)
Foreign sales corporation
  earnings                         (3,885)      (2,964)       (3,702)
Equity income                        (812)      (1,551)       (1,955)
Other - net                        (2,380)      (2,687)       (2,074)
                                ---------    ---------     ---------
Provision for income taxes      $  75,884    $  34,676     $  52,498
                                =========    =========     =========

The components of deferred tax assets (liabilities) as of December 31 are as follows:
                                        1994          1993             1992
                                    --------      --------         --------
Accrued compensation and
  benefits                          $ 42,468      $ 42,425        $   2,791
Intercompany profit in
  inventory                           12,055        11,208            3,829
Net operating losses carried
  forward                              5,660         6,668
Equity investments and
  partnerships                         1,495        (2,003)          (5,964)
Depreciation and other
  basis differences                  (40,111)      (28,238)         (32,555)
Marketable securities
  valuation                          (12,476)
Undistributed foreign
  equity income                       (4,124)       (3,877)          (3,644)
Other - net                            3,174        13,892            4,378
                                    --------      --------         --------
Net deferred tax assets
  (liabilities)                     $  8,141      $ 40,075         $(31,165)
                                    ========      ========         ========

At December 31, 1994, certain foreign subsidiaries have net operating loss carry forwards of $13 million for income tax purposes, of which $6 million expires in years 1995 through 2002 and $7 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, the tax benefit of these net operating loss carry forwards has been recognized as a deferred tax asset.

U.S. income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $275 million at December 31, 1994. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable. Income taxes paid during 1994, 1993 and 1992, amounted to $70.9 million, $61.2 million and $62.6 million, respectively.

NOTE 9 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, including non-contributory defined benefit pension plans and a profit sharing plan, covering most employees in the United States and at non-U.S. subsidiaries. Pension benefits are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several defined benefit plans are unfunded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

Expense for all retirement plans was $24.1 million in 1994, $25.1 million in 1993 and $20.0 million in 1992, including profit sharing contributions in the U.S. of $5.7 million in 1994, $3.8 million in 1993 and $3.9 million in 1992.

Net periodic pension cost of U.S. and significant international defined benefit plans consists of:
                                         1994             1993           1992
                                     --------         --------       --------
Service cost - benefits earned
  during period                      $ 11,454         $ 10,107      $   9,814
Interest cost on projected
  benefit obligation                   16,769           16,115         14,787
Actual return on plan assets            1,510          (24,830)       (17,926)
Net amortization and
  deferral                            (14,695)          16,363          5,779
                                     --------         --------       --------
Net periodic pension cost            $ 15,038         $ 17,755       $ 12,454
                                     ========         ========       ========

The increase in net periodic pension cost for 1993 results largely from the company's realignment and early retirement programs accounted for in the special charge (see Note 17).

























The weighted average assumptions used at December 31 were:
                                1994        1993        1992
                               ------      ------      ------
Discount rate for determin-
  ing funded status              8.2%        7.2%        8.0%
Compensation increase            5.2%        5.1%        5.8%

Return on plan assets            8.6%        8.5%        8.9%

The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheets at December 31 is as follows:
                                        1994                          1993
                                -------------------            ------------------
                                 Assets     Accum.              Assets    Accum.
                                 Exceed    Benefits             Exceed   Benefits
                                 Accum.     Exceed              Accum.    Exceed
                                Benefits    Assets             Benefits   Assets
                                --------   --------            --------  --------
Fair value of plan
  assets                        $180,905  $   6,273            $133,755  $ 48,142
Projected benefit
  obligation                    (186,988)   (36,599)           (140,363)  (79,541)
                                --------   --------            --------  --------
Projected benefit
  obligation in
  excess of plan
  assets                          (6,083)   (30,326)             (6,608)  (31,399)
Unrecognized net
  transition
  obligation (asset)             (14,871)     3,531             (12,794)      119
Unrecognized net
  loss (gain)                     14,408      1,670                (446)   12,049
Unrecognized prior
  service cost                    15,299      4,222              17,566     3,179
Minimum liability
  adjustment                                   (983)                       (3,177)
                                --------   --------            --------  --------
Accrued pension
  asset (liability)             $  8,753   $(21,886)           $ (2,282) $(19,229)
                                ========   ========            ========  ========

Accumulated
  benefit obligation            $138,258   $ 26,020            $ 88,735  $ 70,608
                                ========   ========            ========  ========

Vested benefits                 $133,880   $ 21,901            $ 83,543  $ 67,344
                                ========   ========            ========  ========

NOTE 10 - POSTRETIREMENT HEALTH CARE

The company provides certain postretirement benefits other than pensions, primarily health care, for retired employees. Currently, substantially all of the company's full-time employees in the U.S. become eligible for these benefits after attaining specified years of service and age 55 at retirement. Participants contribute a portion of the cost of such benefits. The company's postretirement health care plans are not funded.

Effective January 1, 1993, the company adopted SFAS 106 which requires the company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The company previously expensed the cost of these benefits as claims were incurred. The company elected to immediately recognize the cumulative effect of this change in accounting principle.
The cumulative effect at January 1, 1993 of adopting SFAS 106 was to record a liability for the accumulated postretirement benefit obligation of $79.9 million, an increase in deferred income tax assets of $28.4 million and a decrease in net income of $51.5 million ($.76 per share).

The status of the U.S. health care plans at December 31 is as follows:
                                                   1994                1993
                                                -------             -------
Accumulated postretirement benefit
  obligations:
Retirees                                        $33,778             $32,885

Fully eligible active plan participants          16,941              20,866
Other active plan participants                   18,724              38,198
                                                -------             -------
Total accumulated postretirement
  benefit obligation                             69,443              91,949
Unrecognized net (loss) gain                      7,949              (2,526)
Unrecognized net reduction in prior
  service costs                                  20,036
                                                -------             -------
Accrued postretirement health
  care costs                                    $97,428             $89,423
                                                =======             =======

The net postretirement health care cost for 1994 was determined based on the provisions of the company's medical plan in effect on January 1, 1994. In late 1994, the company amended its U.S. health care plan, including several changes with delayed effective dates. These amendments changed the eligibility requirements by requiring 15 years of service prior to retirement for new employees and current employees under the age of 40 at the effective date of January 1, 1995, and changed the cost sharing provisions of the plan by indexing deductibles and copayments and introducing a cap on the company's share of future premium costs. These changes reduced the accumulated postretirement benefit obligation at December 31, 1994 by $20.0 million, which will be amortized as a reduction in annual cost on a straight-line basis over 12 years.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.5% in 1994 (11.25% in 1993), with subsequent annual decrements of .75% to an ultimate trend rate of 6%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately 14% and net postretirement benefit cost by approximately 23%. The discount rate used in determining the accumulated postretirement benefit obligation was 8.75% in 1994 and 7.5% in 1993.

Net postretirement health care cost consists of the following components for the company's U.S. plans:
                                            1994       1993
                                        --------    -------
Service cost - benefits earned during
  the year                              $  2,916    $ 2,620
Interest cost on accumulated
  postretirement benefit obligation        7,131      6,724
                                        --------    -------
Net postretirement health care cost     $ 10,047    $ 9,344
                                        ========    =======

In 1994, the company applied SFAS 106 for its international locations and recognized expense and accrued postretirement health care cost of $4.0 million for the transition obligation.

The postretirement health care cost increased $8.1 million ($.08 per share after taxes) in 1993 as a result of adopting SFAS 106. Postretirement health care expense on a pay-as-you-go basis was $1.8 million in 1992.


NOTE 11 - LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various office equipment. Rental expense was $19.3 million in 1994, $19.0 million in 1993 and $18.3 million in 1992. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $14.0 million in 1995, $7.3 million in 1996, $5.4 million in 1997, $3.5 million in 1998, $2.2 million in 1999 and $23.4 million thereafter.

NOTE 12 - OPERATIONS IN GEOGRAPHIC AREAS

Financial data by geographic area, based on the location of the subsidiary which shipped and billed the product, is as follows:
                                      1994            1993            1992
                                ----------      ----------      ----------
Revenues from customers:
  United States                 $  707,103      $  660,674      $  734,273
  Europe                           512,279         501,551         472,982
  Far East                         215,632         203,327         178,702
  Other                            163,980         159,948         166,291
                                ----------      ----------      ----------
                                 1,598,994       1,525,500       1,552,248

Intercompany transfers
  United States                    296,693         290,487         258,673
  Europe                            28,835          22,276          20,657
  Far East                             360             496
  Other                             27,717          26,707          32,674
                                ----------      ----------      ----------
                                   353,605         339,966         312,004
                                ----------      ----------      ----------
Gross revenues                   1,952,599       1,865,466       1,864,252
Less: Intercompany
  transfers                       (353,605)       (339,966)       (312,004)
                                ----------      ----------      ----------
Consolidated revenues           $1,598,994      $1,525,500      $1,552,248
                                ==========      ==========      ==========

Operating profit:
  United States                 $  145,971      $  105,591      $   94,800
  Europe                            49,783          58,781          63,141
  Far East                          15,486          14,374           9,493
  Other                             14,251          11,392          13,640
  Eliminations                      (2,249)           (129)          6,500
                                ----------      ----------      ----------
                                   223,242         190,009         187,574

General corporate expenses:        (21,212)        (26,754)        (25,790)
Special charge                                     (86,303)
Gain on sale of Genentech           41,235          42,443
Other income - net                   7,332             537          11,905
Interest - net                         862            (281)          3,455
                                ----------      ----------      ----------
Income before income taxes      $  251,459      $  119,651      $  177,144
                                ==========      ==========      ==========

Identifiable assets:
  United States                 $  731,651      $  637,919      $  548,601
  Europe                           337,457         289,649         248,723
  Far East                         157,344         143,542         124,132
  Other                             74,768          71,651          73,836
  Eliminations                     (81,640)        (88,012)        (88,619)
                                ----------      ----------      ----------
                                 1,219,580       1,054,749         906,673
Corporate assets                   174,784         127,831         220,447
                                ----------      ----------      ----------
Total assets                    $1,394,364      $1,182,580      $1,127,120
                                ==========      ==========      ==========

Notes:
A. Intercompany transfers are made at prices comparable to normal unaffiliated customer sales for similar products.
B. Affiliated companies are not allocated to geographic segments.
C. Corporate assets consist of short-term investments and investments in affiliated companies.

Export sales from the United States to customers, primarily in Latin America, the Middle East and Asia, were $139 million in 1994, $119 million in 1993 and $136 million in 1992.

Net assets of non-U.S. subsidiaries at December 31, 1994 and 1993 were $388 million and $326 million, respectively. Net income of these subsidiaries was $55 million in 1994, $42 million in 1993 and $59 million in 1992; and dividends received from the subsidiaries were $8 million, $34 million and $26 million, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The company believes the carrying values of financial instruments approximate their fair values except for certain investments in marketable securities (see
Note 3). The company uses derivative financial instruments only to manage well-defined foreign currency, interest rate and commodity price risks, as described below. The company does not use derivative financial instruments for trading purposes.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of these changes. Such contracts are generally in connection with transactions with maturities of up to one year.

Realized and unrealized gains or losses on these contracts are recorded in the statement of income, or in the case of transactions designated as hedges of net foreign investments, in the cumulative translation adjustment account in other shareholders' equity. Additionally, foreign currency forward contract gains and losses on certain future transactions may be deferred until the future transaction is recorded. The company's deferred currency gains at December 31, 1994 on foreign exchange contracts were insignificant.

At December 31, 1994, the company had short-term forward contracts to sell currencies at various dates during 1995 for $12.2 million.

The maximum amount of foreign currency forward contracts outstanding at any one time was $25.7 million in 1994 and $45.6 million in 1993.

The company has also entered into an interest rate swap to effectively convert floating rate debt to a fixed rate on $18.4 million of Marine Terminal Refunding Revenue Bonds due July 1, 2000 (see Note 4). The company also uses commodity futures contracts to reduce its exposure to fluctuations in raw material costs for its specialty vegetable oils. Realized gains and losses on these contracts are included in inventory cost.

NOTE 14 - BUSINESS SEGMENT INFORMATION

The company has a concentration of sales and receivables in the oil and chemical industries. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, accounted for approximately 45% in 1994 and 44% of consolidated sales in 1993 and 1992. Although the largest single group accounted for 9% of sales in 1994 and 1993 and 10% in 1992, this group is made up of a number of separate entities that the company believes make independent purchasing decisions.

The company's Agribusiness activities ceased being reportable as a separate industry segment after December 1, 1992 (see Note 16). A description of the company's reportable segments prior to December 1, 1992, is contained on page
20. Industry segment information as of and for the year ended December 31, 1992, is presented below:

                                      Specialty
                                      Chemicals      Agribusiness           Total
                                      ---------      ------------           -----
Operating results:
  Revenues                          $1,433,358        $  118,890           $1,552,248
  Gross profit                         450,967            39,327              490,294
  Selling and administrative
     expenses                          147,653            33,673              181,326
  Research, testing and
     development expenses              139,810            14,952              154,762
  Segment income (loss)                185,148           (11,459)             173,689

Identifiable assets                    871,401           104,339              975,740

Other related disclosures:
  Capital expenditures                  89,172             6,642               95,814
  Depreciation and
     amortization                       55,024             6,989               62,013

Segment income (loss) is before interest and taxes. Consolidated total assets at December 31, 1992 included corporate investments of $151,380 which are not allocable to industry segments.

NOTE 15 - STOCK OPTIONS

The 1991 Stock Incentive Plan provides for granting of options to buy Common Shares intended either to qualify as "incentive stock options" under the Internal Revenue Code or "non-statutory stock options" not intended to so qualify, up to an amount equal to one percent of the outstanding Common Shares at the beginning of any year, plus any unused amount from prior years. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, and 100% after three years, and expire up to ten years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise are granted automatically under the 1991 Plan and may be granted in the discretion of the administering committee under their 1985 Employee Stock Option Plan. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until their expiration dates. The option price under both plans is the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options, and the 1991 Plan also permits the grant of restricted and unrestricted shares. In addition, the 1991 Plan provides for an automatic annual grant to each outside director of the company of an option to purchase 2,000 Common Shares, with terms generally comparable to employee stock options.

Information regarding these option plans is as follows:
                                               Number of Shares
                                   ---------------------------------------
                                      1994           1993           1992
                                   ----------     ---------       ---------
Outstanding, January 1             2,338,875      2,147,263       1,970,446
Granted at $26.06 to
  $37.50 per share                   614,815        624,546         596,290
Exercised at $9.31 to
  $32.81 per share                  (364,519)      (394,178)       (407,697)
Surrendered at $11.69 to
  $37.50 per share                    (5,450)       (38,756)        (11,776)
                                   ----------     ---------       ---------
Outstanding, December 31           2,583,721      2,338,875       2,147,263
                                   =========      =========       =========

Exercisable, December 31           1,652,012      1,341,767       1,210,767
                                   =========      =========       =========
Available for grant,
  December 31                      1,873,286      1,816,751       1,718,036
                                   =========      =========       =========

The 1985 Plan options expire June 1995 to November 2004, with an average option price of $24.72. The 1991 Plan options expire April 2001 to June 2004, with an average option price of $33.33.

NOTE 16 - TRANSACTIONS WITH MYCOGEN CORPORATION

On December 1, 1992, the company transferred certain of its Agribusiness assets to Mycogen Corporation in exchange for 2,294,590 shares of Mycogen Common Stock and $39.4 million par value of Mycogen Series A Preferred Stock. The remainder of its Agribusiness assets, plus cash of $4.6 million, and exclusive of specialty vegetable oil operations, was transferred to Agrigenetics, L.P., a partnership with Mycogen, in exchange for a 49% partnership interest.

On December 31, 1993, the company sold 29.54% of Agrigenetics, L.P. to Mycogen in exchange for cash of $7.0 million and 2,000,000 shares of Mycogen Common Stock valued at $20.5 million. This transaction increased the company's ownership of the outstanding Mycogen Common Stock from 25% to 32%. Mycogen liquidated Agrigenetics, L.P. into a successor corporation named Agrigenetics Inc. ("AGI") and issued to the company AGI common shares representing a 19.46% ownership interest.

The company has the right to convert some or all of its interest in AGI into Mycogen Common Stock or, after November 30, 2000, the company may require Mycogen to purchase, and Mycogen may require the company to sell, some or all of its then remaining interest in AGI for cash. The company and Mycogen have agreed the value for the conversion or sale of the company's interest in AGI will not be less than $21.4 million nor more than $26.3 million.

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

At December 31, 1994, the book carrying values of the company's investments aggregated $41.2 million for Mycogen and AGI Common Stock and $30.0 million for Mycogen Preferred Stock.

The company uses the equity method of accounting for its investment in the Common Stock of Mycogen which includes AGI (formerly Agrigenetics, L.P.). Other income-net includes the following amounts related to these investments.

                                    1994         1993        1992
                                --------     --------    --------
Preferred dividends             $  1,454     $  1,975    $    164
Equity losses                        (94)     (20,997)     (2,708)
Gain on sale of investments                    13,174
                                --------     --------    --------
                                $  1,360     $ (5,848)   $ (2,544)
                                ========     ========    ========

The 1992 consolidated financial statements include revenues of $88.6 million, costs and expenses of $95.9 million and segment loss of $6.1 million related to the agribusiness transferred assets.

NOTE 17 - SPECIAL CHARGE

The company recorded a special charge of $86.3 million ($.83 per share after tax) in the third quarter of 1993 in connection with manufacturing rationalization and organizational realignment initiatives. The manufacturing rationalization plan will be substantially complete by the end of 1996 and through consolidation is resulting in cost savings from a reduced number of employees, lower operating costs and fewer manufacturing units used to produce intermediate products.

Approximately $51 million of the special charge relates to the manufacturing rationalization of which $27 million relates to asset write-downs, including $16 million for the shutdown of manufacturing units used to produce intermediate products. The remainder of the rationalization portion of the special charge relates to expected employee reduction at manufacturing locations through early retirements, equipment cleanup and dismantling, employee relocation and other transitional costs.

The organizational realignment relates to the consolidation of the company's nonmanufacturing activities. This portion of the special charge is approximately $35 million and includes $16 million for employee early retirement and relocation. The remainder of this portion of the special charge relates to asset write-downs of $13 million, primarily in the company's Agribusiness investments
and accruals    for transitional costs.

In 1994, the company updated the estimated costs to complete the initiatives and as a result reclassified approximately $5 million of the special charge from the manufacturing rationalization portion to the organizational realignment portion. This reclassification reduced the amount of asset write-downs and increased the amount related to employee reductions and other transitional items related to the two initiatives.

Cash outlays related to the special charge were approximately $18 million during 1994 and $4 million in 1993. Included in liabilities at December 31, 1994, are future cash outlays of $24 million, primarily for employee reductions and lease terminations, of which $9 million is expected to be spent in 1995.

NOTE 18 - LITIGATION

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

The original December 1992 finding of willful infringement, as well as the jury's determination that the patent is valid, remains on appeal to the United States Court of Appeals for the Federal Circuit Court in Washington, D.C., which has jurisdiction over all patent cases. Oral arguments on this appeal were held on December 6, 1993, and the company does not know when a decision will be announced. This decision could reverse or modify the judgment against the company. In addition, oral arguments on the company's appeal of the February 1994 damages award will be heard by the same court in Washington, D.C., on March 8, 1995. The company's management continues to believe that it has not infringed the Exxon patent and that the patent is invalid. Based on the advice of legal counsel, management believes that the December 1992 trial court judgment will not be upheld on appeal. Therefore, no amount related to the judgment has been recorded in the company's financial statements.

The company has prevailed in a separate case brought in Canada against Exxon's Canadian affiliate, Imperial Oil, Ltd., for infringement of the company's patent pertaining to dispersant, the largest additive component used in motor oils. A 1990 trial court verdict in favor of the company regarding the issue of liability was upheld by the Federal Court of Appeals of Canada in December 1992, and in October 1993, the Supreme Court of Canada dismissed Imperial Oil's appeal of the Court of appeals decision. The case has returned to the trial court for an assessment of damages. On October 4, 1994, the trial court judge awarded the company $15 million (Canadian) in special penalty damages, plus attorneys' fees, against Imperial Oil for disregarding an earlier injunction for the manufacture or sale of the dispersant which is the subject of this case. Imperial Oil commenced proceedings to appeal the award of penalty damages. The company has not reflected the award of penalty damages within its financial statements pending the outcome of the appeal process. The penalty damages are in addition to compensation damages, as to which no date has been set for a determination. A reasonable estimation of the company's potential recovery for compensation damages cannot be made at this time.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                     Three Months Ended
                                                   --------------------------------------------------
                                                   March 31     June 30          Sept. 30    Dec. 31
-----------------------------------------------------------------------------------------------------
                                                     (In Thousands of Dollars Except Per Share Data)
1994
Net sales                                          $397,816     $407,163        $396,478     $391,293
Gross profit                                        125,210      134,721         134,601      126,193
Genentech gain (net of tax)                           7,483        7,719           7,812        3,789
Net income                                           43,281       49,132          47,933       35,229
Net income per share                                   $.65         $.74            $.73         $.54
1993
Net sales                                          $365,580     $392,236        $390,819     $368,996
Gross profit                                        118,168      121,625         129,225      116,414
Genentech gain (net of tax)                                                       13,070       14,517
Income before accounting changes                     35,431       31,342         (15,905)      34,107
Net income                                           (3,944)      31,342         (15,905)      34,107
Net income per share:
Before accounting change                                .52          .46            (.24)         .51
Net income                                            $(.06)        $.46           $(.24)        $.51


In the third quarter of 1993, the company recorded a special charge decreasing net income $56.1 million ($.83 per share).

HISTORICAL SUMMARY
(In Thousands of Dollars Except Per Share Data)                                1994            1993          1992
----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                                                 $1,598,994      $1,525,500    $1,552,248
Cost of sales                                                             1,072,025       1,032,199     1,054,376
Selling, administrative, research, testing and development expenses         324,939         330,046       336,088
                                                                        -----------      ----------    ----------
        Total cost and expenses                                           1,396,964       1,362,245     1,390,464
Other income (charges)                                                       49,429         (43,604)       15,360
                                                                        -----------      ----------    ----------
Income before income taxes                                                  251,459         119,651       177,144
Provision for income taxes                                                   75,884          34,676        52,498
Changes in accounting principles                                                            (39,375)
                                                                        -----------      ----------    ----------
Net income                                                              $   175,575      $   45,600    $  124,646
                                                                        ===========      ==========    ==========
For the Year:
    Net income per share                                                      $2.67            $.67         $1.81
    Dividends declared per share                                                .89             .85           .81
    Average Common Shares outstanding (in thousands)                         65,737          67,706        68,966

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Current assets                                                          $   624,388      $  568,913    $  591,016
Property - net                                                              558,744         437,635       375,587
Other assets                                                                211,232         176,032       160,517
                                                                        -----------      ----------    ----------
    Total assets                                                          1,394,364       1,182,580     1,127,120
Less:
    Short-term debt                                                          53,700          14,590        25,140
    Other current liabilities                                               199,833         209,658       181,108
    Long-term debt                                                          114,161          55,298        23,258
    Other noncurrent liabilities                                            194,631         170,798        78,252
                                                                        -----------      ----------    ----------
Shareholders' equity                                                    $   832,039      $  732,236    $  819,362
                                                                        ===========      ==========    ==========
OTHER DATA
Return on average shareholders' equity                                           22%              6%           15%
Capital investments                                                     $   162,261      $  168,201     $  98,216
Depreciation                                                                 61,278          59,595        58,435
At End of Year:
    Number of employees                                                       4,520           4,613         4,609
    Number of shareholders                                                    6,494           6,616         6,822
    Common Shares outstanding (in thousands)                                 64,845          66,590        68,451
    Shareholders' equity per share                                           $12.83          $11.00        $11.97

All share and per share data have been restated to reflect the 2-for-1 stock split effected on August 31, 1992.

      1991           1990             1989              1988             1987             1986            1985           1984
-----------------------------------------------------------------------------------------------------------------------------

$1,476,306     $1,452,701       $1,227,910       $ 1,125,731       $1,022,277        $ 985,182      $  913,351     $  844,175
   992,275      1,006,341          864,576           783,113          713,152          695,068         659,130        627,378
   316,401        282,050          245,132           226,776          203,236          180,650         158,358        114,501
---------      ----------       ----------       -----------       ----------        ---------      ----------     ----------
 1,308,676      1,288,391        1,109,708         1,009,889          916,388          875,718         817,488        741,879
    10,510        106,902           19,544            69,908           23,310           19,200           7,582         12,788
----------     ----------       ----------       -----------       ----------        ---------      ----------     ----------
   178,140        271,212          137,746           185,750          129,199          128,664         103,445        115,084
    54,481         81,166           43,766            54,544           47,864           50,479          43,221         47,353
                                                       8,751
----------     ----------       ----------       -----------       ----------        ---------      ----------     ----------
$  123,659     $  190,046       $   93,980       $   139,957       $   81,335        $  78,185      $   60,224     $   67,731
==========     ==========       ==========       ===========       ==========        =========      ==========     ==========

     $1.79          $2.67            $1.26             $1.81            $1.03             $.99            $.74           $.87
       .77            .73              .69               .65              .61              .59             .58            .56
    69,260         71,121           74,665            77,391           79,117           79,356          80,817         78,276


$  701,571     $  668,810       $  543,166       $   573,002       $  513,342        $ 462,982      $  447,441     $  376,050
   380,030        353,551          316,493           298,670          297,573          289,078         290,298        251,735
    90,082         92,235          100,525            98,999          128,463          125,847         116,706         74,189
----------     ----------       ----------       -----------       ----------        ---------      ----------     ----------
 1,171,683      1,114,596          960,184           970,671          939,378          877,907         854,445        701,974

    32,801         12,552            8,002             5,483           13,561            4,303          31,448          9,381
   229,361        235,799          172,906           179,405          155,605          158,494         151,095        122,871
    34,982         54,023           53,180            55,339           56,138           52,616          73,444         30,416
    80,073         76,011           62,832            66,136           92,441           89,815          79,160         64,963
----------     ----------       ----------       -----------       ----------        ---------      ----------     ----------
$  794,466     $  736,211       $  663,264       $   664,308       $  621,633        $ 572,679      $  519,298     $  474,343
==========     ==========       ==========       ===========       ==========        =========      ==========     ==========

        16%            27%              14%               22%              14%              14%             12%            14%
$   83,541     $   92,231       $   82,720       $    71,891       $   56,460        $  52,986      $  103,990     $   49,001
    54,614         53,960           48,682            46,598           47,229           42,591          44,605         38,723

     5,299          5,169            5,030             4,781            4,817            4,802           5,205          4,176
     6,767          6,692            7,370             7,782            8,335            9,240          10,803         10,804
    69,031         69,397           74,016            76,020           77,922           79,382          79,321         78,221
    $11.51         $10.61            $8.96             $8.74            $7.98            $7.21           $6.55          $6.06


                                      39