Form 10-K405, Exhibit 13
period 1995-12-31
LUBRIZOL CORP
filed 1996-03-28
CIK 60751

                                                                    Exhibit 13
Management's Discussion and Analysis of Financial Condition and
Results of Operations

The Lubrizol Corporation is a full service supplier of performance chemicals to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company develops, produces and sells specialty additive systems for gasoline and diesel engine lubricating oils, for automatic transmission fluids and for gear oils and marine and tractor lubricants. The company also supplies specialty products for industrial lubricants and functional fluids, fuel additives and diversified specialty chemical products. Prior to December 1, 1992, the company had a separately reportable Agribusiness segment. As described in Note 16 to the financial statements, the company transferred substantially all of its Agribusiness segment, other than the specialty vegetable oil operations, (referred to as "Agrigenetics") to Mycogen Corporation and to a joint venture formed with Mycogen.

     Since 1993, the company has been engaged in initiatives to eliminate its separate business unit structure and realign activities into one combined organization and to consolidate intermediate production activities, improve the timeliness of product development, simplify its product offerings and continue the restructuring of its agribusiness investments.

     As discussed in Note 17 to the financial statements, the company recorded a special pretax charge of $86.3 million in 1993 primarily for the manufacturing rationalization and organizational realignment initiatives. When substantially complete near the end of 1996, the number of intermediate production units will have been reduced by one-third, and the number of employees will have been reduced by approximately 5%. Through December 31, 1995, the company has completed approximately 75% of the production unit reductions and 90% of the employee reductions. Cash of approximately $36 million has been expended to implement these initiatives, primarily for employee reductions. Future cash expenditures to complete these initiatives are estimated to be $9 million. These initiatives reduced the rate of increase in the operating costs of the company, as compared with historical trends, which resulted in estimated savings approximating $35 million in 1995 and $20 to $25 million in 1994. These cost reductions resulted from fewer employees, lower operating costs and reductions in the number of manufacturing units. When fully implemented, annual savings are expected to approximate $50 million of which $40 million will represent cash savings.

1995 RESULTS OF OPERATIONS

In 1995, the company achieved record revenues but, despite a strong first half, annual earnings declined from the record earnings of 1994. As discussed below, the primary factors contributing to the 1995 results were lower demand for engine oil additives particularly during the second half of 1995, the U.S. Government trade restrictions regarding sales to certain customers in the Middle East and the inability to maintain profit margins during a period of rising raw material costs.

                                     1991         1992         1993         1994        1995
                                     ----         ----         ----         ----        ----
Revenues by Segment (millions)
     Specialty Chemicals           $1,348.8     $1,433.4     $1,525.5     $1,599.0    $1,663.6
     Agribusiness                  $  127.5     $  118.9

     Consolidated revenues were $1.66 billion, an increase of $64.6 million, or 4%, in 1995 compared with 1994. Price increases implemented in early 1995 and a more favorable product mix increased 1995 revenues by 3% and the translation of various international currencies, which strengthened during the period when compared with the U.S. dollar, increased revenues by 3%. Volume declined 2% from the 1994 level. Sequentially, revenues in the second half of 1995 were 5% lower than the first half due to lower volume (3%) and unfavorable price/product mix (2%).

     For the year, sales volume declined in 1995 compared with 1994, principally in international markets. North American volume declined less than 1% from 1994. International volume declined 3% mainly because of the cessation of spot business with certain customers in the Middle East due to a U.S. Presidential Order restricting such trade. Excluding from the comparison this 1994 spot business, which occurred during the first half of the year, international volume increased 1% and, worldwide volume in 1995 was even with 1994. Sequentially, volume declined 3% in North America and 4% internationally in the second half compared with the first half of 1995 as demand for engine oil lubricants in North America and Europe weakened, causing lower additive shipment volumes.


                                     1991         1992         1993         1994        1995
                                     ----         ----         ----         ----        ----

Gross Profit by Segment (millions)
     Specialty Chemicals            $429.9       $451.0       $485.4       $520.7      $532.4
     Agribusiness                   $ 45.7       $ 39.3



     Gross profit (sales less cost of sales) increased 2% to $532.4 million in 1995 from $520.7 million in 1994. Despite lower volume, the amount of gross profit increased as higher average selling prices, aided by favorable currency and mix, more than offset an increase in average material cost of 9%, over half of which was due to the effects of currency and mix. However, gross profit as a percent of sales declined to 32.1% in 1995 from 32.7% in 1994 as raw material costs increased faster than selling prices and, combined with slightly higher manufacturing costs and lower volumes, negatively impacted margin percentage. Sequentially, gross profit percentage declined to 30.5% in the second half of 1995 compared with 33.6% in the first half due to the effect of unfavorable price/mix, less favorable currency, higher raw material costs and lower volume.

     The company's manufacturing rationalization and organizational realignment initiatives, which began in 1993, have slowed the rate of increase in the company's cost and expenses. The company's manufacturing expenses, as well as its selling and administrative expenses, increased 3% in 1995 as compared with 1994. Excluding increases in expenses due to currency translation and an acquisition made during 1995, manufacturing costs and selling and administrative expenses were each level with the 1994 amounts.


                                     1991         1992         1993         1994         1995
                                     ----         ----         ----         ----         ----

Research Testing & Development by
  Segment (millions)
     Specialty Chemicals            $127.7       $139.8       $171.5       $165.5       $179.6
     Agribusiness                   $ 16.3       $ 15.0



     Research, testing and development expenses (technology expenses) increased 9% to $179.6 million. Technology expenses increased, as anticipated, due to worldwide testing programs for the engine oils, driveline oils and fuel products areas together with a greater emphasis on longer-term strategic research. Product standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new emissions, efficiency, durability and other performance factors. As occurred in 1995, these changes influence the timing and amount of annual technology expenses.

     Primarily as a result of the above factors, total cost and expenses increased $7.0 million more than the increase in total revenues in 1995.

     The company recorded a charge for asset impairment of $9.5 million ($.10 per share after tax) in the fourth quarter of 1995. This charge related primarily to an intermediate processing unit that became permanently impaired due to a change in product formulation caused by a new industry-wide product specification.

     The company sold all of its remaining shares of Genentech, Inc. common stock during the first half of 1995 and realized a pretax gain of $38.5 million ($.39 per share after tax). During 1994, the company had a pretax gain on the sale of Genentech common stock of $41.2 million ($.41 per share after tax).

     Other income - net, was $7.1 million in 1995, compared with $7.3 million in 1994 (see Note 8 to the financial statements). Other income has been impacted by equity losses recognized from the company's investment in Mycogen Corporation and by other transactions involving Mycogen. Mycogen's results are seasonal with the majority of its income recorded in the first half of the calendar year and losses recorded in the second half. The company recorded equity losses from Mycogen of $5.4 million in 1995, compared with equity losses of $.1 million in 1994. In late 1995, the company recognized a noncash gain of $4.5 million, representing an increase in the value of the company's ownership interest in the net assets of Mycogen, when Mycogen issued new common shares to another investor.

     Interest expense increased $7.2 million in 1995 over 1994 as a result of higher average debt outstanding to meet the requirements of the capital expenditure and share repurchase programs. The average daily balance of total debt outstanding during 1995 was $203 million as compared with $111 million for 1994.

     The company transacts business in more than 100 countries around the world and has a number of operating facilities in countries outside the United States. As a result, the company is subject to business risks inherent in non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located.

     While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility. Generally, the income statement effect of changes in the dollar value of foreign currencies is partially or wholly offset by the company's ability to make corresponding price changes in local currency. The company's consolidated net income will generally benefit as foreign currencies increase in value compared with the U.S. dollar and will generally decline as foreign currencies decrease in value. During 1995, the U.S. dollar weakened, primarily against the French franc, German deutsche mark and Japanese yen, when compared with exchange rates in effect during the year 1994. This resulted in 1995 net income being favorably impacted by approximately $.20 per share.

     As a result of the factors discussed above, income before income taxes decreased 10%, or $25.9 million, from 1994. The company's 1995 effective tax rate was 32.8% as compared with the 1994 rate of 30.2%, which was lower than normal due to charitable donations of appreciated securities made by the company in 1994. After application of the 1995 higher effective tax rate, net income was $151.6 million in 1995, a decrease of 14% or $24.0 million from 1994.

     Excluding the gains realized from sale of Genentech common stock in 1995 and 1994 and the charge for asset impairment in 1995, net income decreased 11% to $132.8 million in 1995, compared with $148.8 million in 1994. The corresponding earnings per share of $2.08 in 1995 declined 8% compared with $2.26 in 1994.

     While management progressed in controlling operating expenses during 1995, the lower volume and higher material costs offset the progress the company made in its cost control efforts. The factors impacting the company's business, which accelerated during the second half of 1995, will continue to pressure earnings in 1996.

     Sales volume in 1996 will also be affected in North America by a new industry specification for passenger car motor oil that requires approximately 10% less additive than the existing specification. This new specification, absent changes in market share, is expected to negatively affect the company's annual volume in North America by 4% (1.5% on worldwide volume) due to the lower additive treat rate. The company has developed additive packages that meet the new specification and expects the majority of its customers will convert to it by the middle of 1996. The company believes future specification changes will likely result in increased additive treat levels from the level in this new specification.

     Recent market studies completed by the company suggest that worldwide market growth rates for lubricant additives over the next several years are slowing. This worldwide growth rate is made up of slower growth in mature economies such as North America and Western Europe partially offset by higher growth rates in developing regions such as Asia. As a part of the company's growth strategy, increasing resources will be devoted to the Asia-Pacific region in order to realize the opportunities in this higher growth environment.

     In addition, management has launched initiatives relating to the cost structure of the company, both on a short-term and a long-term basis. A program has been put into place with an objective of maintaining selling, administrative and technology expenses during 1996 at an aggregate level below that of 1995. From a longer term perspective, management is evaluating the overall cost structure of the company, including the role of technology in the company's business and the appropriate level of related investment. Changing priorities of finished lubricant suppliers, along with continued consolidation of additive suppliers, are resulting in many lubricant suppliers seeking opportunities to partner with the stronger additive suppliers. These partnering arrangements are aimed at eliminating redundant cost structures and jointly pursuing business growth in developing regions of the world. The company believes it is well positioned to gain market share from these opportunities and resulting partnering arrangements.

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

     Gross profit increased 7% to $520.7 million in 1994 from $485.4 million in 1993. The improvement in gross profit was primarily attributable to the positive effects of implementing selling price increases, new product introductions and growth from business development activities. These improvements were partially offset by higher material costs in the second half of the year and higher manufacturing costs. Gross profit as a percentage of sales increased to 32.7% in 1994 from 32.0% in 1993. Raw material prices increased during the last half of 1994, and at year-end were approximately 7% higher than the prior year. Additionally, plant operating costs to comply with changing environmental, health and safety regulations increased during 1994. The company was able to manage the near-term impact of the higher raw material costs through operating expense control.

     Selling and administrative expenses increased less than 1% to $159.5 million in 1994. This increase was significantly lower than the company's previous historical cost trend because of lower legal expenses and a decline in the number of employees as a result of early retirements related to the company's realignment initiative.

     Research, testing and development expenses decreased $6.1 million or 4% to $165.5 million in 1994. This decrease was primarily attributable to completion in early 1994 of testing required for passenger car motor oil specification upgrades, the decline in the number of employees resulting from realignment and increased efficiencies in the product development process.

     Primarily as a result of the above factors, consolidated revenues increased $38.8 million more than the increase in total costs and expenses in 1994.

     The company continued its program of selling its investment in Genentech common stock. During 1994 and 1993, respectively, the company sold shares of Genentech common stock resulting in pretax gains of $41.2 million and $42.4 million.

     Other income-net increased $6.8 million primarily due to improved equity earnings from the company's investment in Mycogen, including its agribusiness joint venture, net of a gain on the sale of an agribusiness investment in 1993.

     As discussed previously, the company conducts a significant amount of its business outside of the United States and is, therefore, subject to certain related risks including currency fluctuations. In 1994, there was not a significant net earnings effect due to foreign currency fluctuations.

     As a result of the above factors and a decrease in interest expense, consolidated income before taxes increased $131.8 million from 1993. Excluding the gain on the sales of Genentech stock and the 1993 special charge, income before taxes increased $46.7 million or 29% from 1993. The company made donations of Genentech common stock during 1994 (see Note 8 to the financial statements) which reduced the company's 1994 effective tax rate by 2%. This benefit is nonrecurring.

     Excluding gains on the sales of Genentech common stock and the 1993 special charge and accounting changes (discussed below), net income was $148.8 million in 1994 compared with $113.5 million in 1993, and the related earnings per share amounts improved by 35% to $2.26 in 1994 from $1.67 in 1993.

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

     Gross profit increased $30.4 million or 7% from $455.0 million in 1992 (excluding $35.3 million of Agrigenetics gross profit in 1992) primarily as a result of the higher average selling prices. Gross profit as a percentage of sales was 32.0% in 1993 compared with 31.2% (excluding Agrigenetics) in 1992.

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

     As a result of the above factors and increased royalties, after excluding Agrigenetics from 1992, total cost and ex-penses increased $5.9 million more than revenues increased in 1993.

     During 1993, the company recorded a special pretax charge of $86.3 million and pretax gains of $42.4 million on the sale of Genentech common stock as discussed above. Other income-net was $.5 million in 1993, compared with $11.9 million in 1992. Other income includes the company's share of equity losses in Mycogen and the agribusiness joint venture. Mycogen recorded restructuring charges and incurred weather-related problems in the Midwest which adversely affected agribusiness results. The reduction in other income was attributable to increased equity losses of $18.3 million in Mycogen and the agribusiness joint venture, partially offset by increased gains on the sale of investments, excluding Genentech, of $6.7 million.

     Interest income decreased $3.2 million due to lower average balances of cash and short-term investments. An increase in borrowings resulted in slightly higher interest expense in 1993.

     In 1993, European currencies weakened and the Japanese yen strengthened resulting in an insignificant net earnings effect.

     As a result of the above factors, income before income taxes decreased $57.5 million in 1993 compared with 1992. Net income in 1993, excluding the special charge, Genentech gain and the accounting changes discussed below, decreased 9% to $113.5 million or $1.67 per share, from $124.6 million or $1.81 per share in 1992.

     As described in Note 11 to the financial statements, effective January 1, 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company recorded the cumulative effect of this accounting change of $79.9 million before taxes ($51.5 million or $.76 per common share after taxes) in the first quarter of 1993. As a result of this accounting change, postretirement health care and life insurance costs increased $8.1 million ($.08 per share after taxes) in 1993. This expense is allocated among the various cost and expense categories in the consolidated statements of income. SFAS 106 has no effect on cash flows since the company continues to pay claims as incurred.

     As described in Note 9 to the financial statements, effective January 1, 1993, the company also adopted SFAS 109, "Accounting for Income Taxes." The cumulative effect of this accounting change reduced net deferred tax liabilities and increased net income in 1993 by $12.1 million or $.18 per share. The positive effect of adopting SFAS 109 was primarily attributable to more favorable treatment of the deferred income taxes on intercompany profit in inventory. SFAS 109 has no effect on cash flows.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

Return on average shareholders' equity was 18% in 1995, 22% in 1994 and 6% in 1993. Excluding Genentech gains from each year, the 1995 asset impairment charge and the 1993 special charge and accounting changes, return on average shareholders' equity was 16% in 1995, 19% in 1994 and 14% in 1993.


                                     1991         1992         1993         1994         1995
                                     ----         ----         ----         ----         ----

Return on Equity (percent)           16%          15%          14%          19%          16%


(Excluding Genentech gains, the 1995 asset impairment charge and the 1993 special charge and accounting changes)

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows for the years 1993 through 1995 are presented in the consolidated statements of cash flows. Cash provided from operating activities during 1995 was $187.4 million or 19% greater than the $156.8 million gener-ated in 1994. This increase is primarily attributable to a positive change in the excess of cash received from customers over the amount paid to suppliers and employees and a lower amount of income taxes paid due to the timing of payments and lower income earned in 1995, which was somewhat offset by higher working capital requirements.


                                     1991         1992         1993         1994        1995
                                     ----         ----         ----         ----        ----

Cash Provided from Operating
  Activities (millions)
     Cash Provided                  $192.1       $135.2       $162.5       $156.8      $187.4



     Net cash outflow from investing activities was $149.0 million in 1995, an increase of $31.8 million primarily due to higher capital expenditures. Capital expenditures were $189.3 million during 1995, an increase of 18% over 1994. Capital expenditures were made primarily at facilities in the United States and France. Approximately 70% of the 1995 capital expenditures pertained to manufacturing plants to enhance or maintain production capabilities, including maintaining facilities in compliance with environmental and safety regulations.

In 1995, capital spending for environmental and safety projects was $37 million, which was substantially higher than the approximate $20 million spent in both 1994 and 1993, due to the timing as to the completion of various projects. The remaining 30% of capital expenditures was largely for construction of new technical and administrative facilities at the company's headquarters. Capital spending declined from $106.0 million in the first half to $83.3 million in the second half of 1995 due to the completion of several major projects. Future capital spending will decline from the peak levels of 1995 and is expected to be lower than $140 million for 1996.

     Over the past several years the company has periodically sold shares of its investment in Genentech common stock into the open market. During the first half of 1995, the company sold all of its remaining shares of Genentech common stock and received proceeds of $40.2 million. Proceeds from the sale of Genentech common stock were $43.6 million in 1994 and $44.5 million in 1993. In addition, proceeds from sale of investments in 1993 included $17.0 million from the sale and redemption of portions of the company's agribusiness investments.

     In June 1995, the company publicly issued $100 million of 7.25% debentures due at the end of 30 years. The net proceeds from this debt issuance were used to repay a portion of the commercial paper borrowings then outstanding. The percent of total debt to capitalization (shareholders' equity plus short-term and long-term debt) was 23% at December 31, 1995, compared with 17% at December 31, 1994. Management plans to maintain the percentage of debt to capitalization within a range of 20 to 25 percent to leverage its financial strength while still retaining financial flexibility for future opportunities.


                                     1991         1992         1993         1994        1995
                                     ----         ----         ----         ----        ----

Capitalization (millions)
     Equity                         $794.5       $819.4       $732.2       $832.0      $849.0
     Total Debt                     $ 67.8       $ 48.4       $ 69.6       $167.9      $247.1


     The company maintains an active share repurchase program and at December 31, 1995, had 3.0 million shares remaining under its current share repurchase authorizations. During the past three years, the net proceeds from the sale of Genentech common stock and a portion of cash generated from operations were used to repurchase common shares of the company. The company has expended $66.6 million, $68.3 million and $67.1 million during 1995, 1994 and 1993, respectively, to repurchase approximately 9% of its shares outstanding over the past three years. During 1996, the company's share repurchase program will consist of shares repurchased with approximately $110 million of net cash proceeds realized from the sale of its Mycogen investment as discussed below.

     Primarily as a result of these activities and the payment of dividends, total debt, net of cash and short-term investments, increased $85.0 million from December 31, 1994 to $216.5 million at December 31, 1995.

     The company remains in a strong financial position. The ratio of current assets to current liabilities remained relatively constant at 2.4:1 at December 31, 1995 compared with 2.5:1 at December 31, 1994. At December 31, 1995, the company had unused revolving credit agreements and other credit lines aggregating $95 million. As described in Note 5 to the financial statements, the company has the ability to refinance on a long-term basis $56.6 million of its outstanding commercial paper under existing revolving credit agreements. Management believes the company's credit facilities and internally generated funds will be sufficient to meet its future capital needs.

     The company is involved in patent litigation with Exxon Corporation in various countries. In September 1995, the United States Court of Appeals for the Federal Circuit in Washington, D.C., overturned a Houston, Texas, jury verdict that the company had infringed an Exxon patent pertaining to an oil soluble copper additive component and entered judgment in favor of the company as a matter of law. This ruling also vacated an injunction and overturned a $129 million judgment entered against the company in February 1994. In February 1996, the same court in Washington, D.C., denied Exxon's request for rehearing. The company does not know whether Supreme Court review will be sought by Exxon or whether the Supreme Court would grant any such review. In a separate patent case in Canada, liability against Exxon and in favor of the company has been made by the Canadian court. However, a reasonable estimation of the company's potential recovery for damages can not be made at this time as the outcome of the appeals process for the award to the company of $15 million (Canadian) in penalty damages and the determination of the compensation damages by the Canadian courts is pending. Refer to Note 18 to the financial statements for further information regarding litigation with Exxon.

     One of management's initiatives involved the continued restructuring of the company's Agribusiness investments. On February 20, 1996, the company sold all of its investment in

Mycogen Corporation to DowElanco for cash of $126.2 million, completing the divestiture of its agribusiness assets other than those relating to the specialty vegetable oil operations. The net cash proceeds from this sale, after taxes and related transaction costs, approximate $110 million. Also, on January 15, 1996, the company sold certain rights in its SVO oil seed technology to Mycogen for $8.0 million, of which $2.0 million was paid in January 1996, $2.5 million is payable in January 1997 and $3.5 million is payable in January 1998. (See Notes 4 and 16 to the financial statements.)


Independent Auditors' Report            [DELOITTE & TOUCHE LLP LOGO]

To the Shareholders and Board of Directors of The Lubrizol Corporation

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Notes 9 and 11 to the financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards ("SFAS") No. 109 and its method of accounting for postretirement benefits to conform with SFAS No. 106.



/s/ Deloitte and Touche LLP

Cleveland, Ohio
February 20, 1996

Consolidated Statements of Income

                                                             Year Ended December 31
                                                             ----------------------
(In Thousands of Dollars Except Per Share Data)       1995           1994           1993
-------------------------------------------------------------------------------------------

Net sales .....................................   $ 1,657,821    $ 1,592,750    $ 1,517,631
Royalties and other revenues ..................         5,773          6,244          7,869
                                                  -----------    -----------    -----------
         Total revenues .......................     1,663,594      1,598,994      1,525,500

Cost of sales .................................     1,125,386      1,072,025      1,032,199
Selling and administrative expenses ...........       163,493        159,459        158,506
Research, testing and development expenses ....       179,649        165,480        171,540
                                                  -----------    -----------    -----------
         Total cost and expenses ..............     1,468,528      1,396,964      1,362,245

Asset impairment and special charge ...........        (9,489)                      (86,303)
Gain on sale of Genentech .....................        38,459         41,235         42,443
Other income - net ............................         7,150          7,332            537
Interest income ...............................         4,764          4,011          3,873
Interest expense ..............................       (10,376)        (3,149)        (4,154)
                                                  -----------    -----------    -----------

Income before income taxes ....................       225,574        251,459        119,651
Provision for income taxes ....................        73,959         75,884         34,676
                                                  -----------    -----------    -----------
Income before accounting changes ..............       151,615        175,575         84,975
Cumulative effect of accounting changes .......                                     (39,375)
                                                  -----------    -----------    -----------
Net income ....................................   $   151,615    $   175,575    $    45,600
                                                  ===========    ===========    ===========

Per Common Share:
   Income before accounting changes ...........   $      2.37    $      2.67    $      1.25
   Cumulative effect of accounting changes ....                                        (.58)
                                                  -----------    -----------    -----------
Net income per share ..........................   $      2.37    $      2.67    $       .67
                                                  ===========    ===========    ===========

Dividends per share ...........................   $       .93    $       .89    $       .85
                                                  ===========    ===========    ===========

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Balance Sheets

                                                                                      December 31
                                                                                      -----------

(In Thousands of Dollars)                                                         1995         1994
-----------------------------------------------------------------------------------------------------
ASSETS
Cash and short-term investments ...........................................   $   30,579   $   36,379
Receivables ...............................................................      255,377      250,392
Inventories ...............................................................      310,539      298,331
Other current assets ......................................................       43,199       39,286
                                                                              ----------   ----------
         Total current assets .............................................      639,694      624,388
                                                                              ----------   ----------
Property and equipment - at cost ..........................................    1,447,051    1,266,249
Less accumulated depreciation .............................................      770,235      707,505
                                                                              ----------   ----------
         Property and equipment - net .....................................      676,816      558,744
                                                                              ----------   ----------
Investments in nonconsolidated companies ..................................      100,655      138,013
Other assets ..............................................................       74,855       73,219
                                                                              ----------   ----------
                       TOTAL ..............................................   $1,492,020   $1,394,364
                                                                              ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt and current portion of long-term debt .....................   $   52,685   $   53,700
Accounts payable ..........................................................      125,120      114,244
Income taxes and other current liabilities ................................       87,786       85,589
                                                                              ----------   ----------
         Total current liabilities ........................................      265,591      253,533
                                                                              ----------   ----------
Long-term debt ............................................................      194,423      114,161
Postretirement health care obligation .....................................      102,653       98,453
Noncurrent liabilities ....................................................       53,223       68,799
Deferred income taxes .....................................................       27,147       27,379
                                                                              ----------   ----------
         Total liabilities ................................................      643,037      562,325
                                                                              ----------   ----------
Contingencies and commitments
Preferred stock without par value - unissued
Common shares without par value - Outstanding 62,951,288 shares in 1995
     and 64,844,560 shares in 1994 ........................................       83,254       84,059
Retained earnings .........................................................      762,747      734,533
Other shareholders' equity ................................................        2,982       13,447
                                                                              ----------   ----------
         Total shareholders' equity .......................................      848,983      832,039
                                                                              ----------   ----------
                   TOTAL ..................................................   $1,492,020   $1,394,364
                                                                              ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

                                                                              Year Ended December 31
                                                                              ----------------------
(In Thousands of Dollars)                                                 1995         1994         1993
----------------------------------------------------------------------------------------------------------

CASH PROVIDED FROM (USED FOR):
OPERATING ACTIVITIES:
Net income ........................................................   $ 151,615    $ 175,575    $  45,600
Adjustments to reconcile net income to cash
   provided by operating activities:
     Depreciation and amortization ................................      74,247       65,934       61,674
     Deferred income taxes ........................................      16,899       19,797      (32,751)
     (Earnings) losses, from equity investees, net of distributions         424         (382)      18,138
     Asset impairment and special charge ..........................       9,489                    86,303
     Gain on sale of investments ..................................     (38,459)     (41,235)     (55,617)
     Cumulative effect of accounting changes ......................                                39,375
     Change in current assets and liabilities:
         Receivables ..............................................        (386)     (20,682)     (16,066)
         Inventories ..............................................      (7,885)      (3,150)     (14,043)
         Accounts payable and accrued expenses ....................      (3,768)     (17,745)      16,056
         Other current assets .....................................        (175)     (12,921)       7,359
     Change in noncurrent liabilities .............................      (2,486)       3,246       12,370
     Other items - net ............................................     (12,153)     (11,600)      (5,887)
                                                                      ---------    ---------    ---------
         Total operating activities ...............................     187,362      156,837      162,511

INVESTING ACTIVITIES:
Proceeds from sale or redemption of investments ...................      40,160       43,582       61,494
Capital expenditures ..............................................    (189,259)    (160,527)    (127,855)
Acquisitions and investments in nonconsolidated companies .........      (3,521)      (1,734)     (40,346)
Other - net .......................................................       3,654        1,488          (87)
                                                                      ---------    ---------    ---------
         Total investing activities ...............................    (148,966)    (117,191)    (106,794)

FINANCING ACTIVITIES:
Short-term borrowing (repayment) ..................................     (18,676)      38,359          168
Long-term borrowing ...............................................     111,990       56,741       36,048
Long-term repayment ...............................................     (14,672)      (2,370)     (23,146)
Dividends paid ....................................................     (59,414)     (58,588)     (57,608)
Common shares purchased, net of options exercised .................     (64,792)     (64,372)     (64,073)
                                                                      ---------    ---------    ---------
         Total financing activities ...............................     (45,564)     (30,230)    (108,611)

Effect of exchange rate changes on cash ...........................       1,368        2,743          521
                                                                      ---------    ---------    ---------
Net increase (decrease) in cash and short-term investments ........      (5,800)      12,159      (52,373)
Cash and short-term investments at the beginning of year ..........      36,379       24,220       76,593
                                                                      ---------    ---------    ---------
CASH AND SHORT-TERM INVESTMENTS AT THE END OF YEAR ................   $  30,579    $  36,379    $  24,220
                                                                      =========    =========    =========


The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

                                                                             Shareholders' Equity
                                                                     -----------------------------------
                                                       Number of                               Other
                                                        Shares       Common      Retained   Shareholders'
                                                      Outstanding    Shares      Earnings      Equity
--------------------------------------------------------------------------------------------------------
                                                                        (In Thousands of Dollars)

BALANCE, DECEMBER 31, 1992 .......................    68,450,586    $ 80,274    $ 759,906    $(20,818)
Net income 1993 ..................................                                 45,600
Cash dividends ...................................                                (57,608)
Translation adjustment for 1993 ..................                                            (11,045)
Common shares - Treasury:
   Shares purchased ..............................    (2,075,645)     (2,479)     (64,629)
   Shares issued upon exercise of stock options ..       215,087       3,035
                                                      ----------    --------    ---------    --------

BALANCE, DECEMBER 31, 1993 .......................    66,590,028      80,830      683,269     (31,863)
Net income 1994 ..................................                                175,575
Cash dividends ...................................                                (58,588)
Change in unrealized gain on marketable securities                                             23,169
Translation adjustment for 1994 ..................                                             22,141
Common shares - Treasury:
   Shares purchased ..............................    (2,007,721)     (2,528)     (65,723)
   Shares issued upon exercise of stock options ..       208,210       3,879
   Other .........................................        54,043       1,878
                                                      ----------    --------    ---------    --------

BALANCE, DECEMBER 31, 1994 .......................    64,844,560      84,059      734,533      13,447
Net income 1995 ..................................                                151,615
Cash dividends ...................................                                (59,414)
Change in unrealized gain on marketable securities                                            (23,169)
Translation adjustment for 1995 ..................                                             12,704
Common shares - Treasury:
   Shares purchased ..............................    (1,982,969)     (2,604)     (63,987)
   Shares issued upon exercise of stock options ..        89,697       1,799
                                                      ----------    --------    ---------    --------
BALANCE, DECEMBER 31, 1995 .......................    62,951,288    $ 83,254    $ 762,747    $  2,982
                                                      ==========    ========    =========    ========


The accompanying notes to financial statements are an integral part of these statements.

Notes To Financial Statements
(In Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 - NATURE OF OPERATIONS

The Lubrizol Corporation is a full service supplier of performance chemicals to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company develops, produces and sells specialty additive systems for gasoline and diesel engine lubricating oils, for automatic transmission fluids and for gear oils and marine and tractor lubricants. The company also supplies specialty products for industrial lubricants and functional fluids, fuel additives and diversified specialty chemical products.

The company's sales and receivables are concentrated in the oil and chemical industries. The company's additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. Approximately 60% of the company's sales are made to customers outside of North America. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 44% of consolidated sales in 1995, 45% in 1994 and 44% in 1993. Although the largest single group each year accounted for 10% of sales in 1995 and 9% in 1994 and 1993, these customers are made up of a number of separate entities that the company believes make independent purchasing decisions.

NOTE 2 - ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of The Lubrizol Corporation and its majority-owned subsidiaries. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership, unless temporary, exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee. Other affiliates are carried at cost or fair market value (see Note 4).

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

ACCOUNTING CHANGES - Effective January 1, 1993, the company changed its method of accounting for postretirement benefits to conform with Statement of Financial Accounting Standards (SFAS) 106 (see Note 11) and its method of accounting for income taxes to conform with SFAS 109 (see Note 9). The cumulative effect at adoption of these changes in accounting principles, net of tax, is separately reported on the Consolidated Statements of Income. Effective January 1, 1994, the company changed its method of accounting for certain investments in marketable securities to conform to SFAS 115 (see Note 4).

CASH EQUIVALENTS - The company generally invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents as they are part of the cash management activities of the company and are comprised primarily of investments having maturities when purchased of less than three months.

INVENTORIES - Inventories are stated at cost which is not in excess of market. Cost of inventories is determined by the last-in, first-out (LIFO) method in the United States and the first-in, first-out (FIFO) method elsewhere. The average cost method is used for inventories of specialty vegetable oil.

DEPRECIATION AND AMORTIZATION - Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment which comprise approximately 40% of the depreciable assets. The remaining assets are depreciated using the straight-line method, including all machinery and equipment placed in service after January 1, 1993. The estimated useful lives are 10 to 40 years for buildings and land improvements and range from 3 to 20 years for machinery and equipment. Amortization of intangible and other assets is on a straight-line method over periods ranging from 5 to 25 years.

For income tax purposes, different methods and rates are used in certain instances.

RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed when incurred. Research and development expenses, excluding testing, were

$104.9 million, $90.7 million and $88.5 million in 1995, 1994 and 1993, respectively.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation gains (losses) are recorded as a component of other shareholders' equity and totaled $2,982, $(9,722) and $(31,863) at December 31, 1995, 1994 and 1993,
respectively.

PER SHARE AMOUNTS - Net income per share has been computed by dividing net income by the average number of common shares outstanding during the period. Net income per share has not been adjusted for the effect of stock options as the dilution effect would be less than 3% in any year.

NOTE 3 - INVENTORIES

                                                           1995             1994
                                                       --------         --------
Finished products ............................         $102,628         $102,605
Products in process ..........................           96,061           98,105
Raw materials ................................           89,267           77,626
Supplies and engine test parts ...............           22,583           19,995
                                                       --------         --------
                                                       $310,539         $298,331
                                                       ========         ========

Inventories on the LIFO method were 26% and 27% of consolidated inventories at December 31, 1995 and 1994, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 1995 and 1994, by $51.0 million and $49.9 million, respectively.

NOTE 4 - INVESTMENTS IN NONCONSOLIDATED COMPANIES

                                                           1995             1994
                                                       --------         --------
Investments carried at equity ................         $ 60,029         $ 60,523
Investments carried at cost ..................           40,626           37,890
Investments classified as
  available-for-sale .........................                            39,600
                                                       --------         --------
                                                       $100,655         $138,013
                                                       ========         ========

Included within investments carried at equity is the company's common stock investment in Mycogen Corporation and Agrigenetics Inc. (AGI), a joint venture between the company and Mycogen, which have a book carrying value of $40.3 million at December 31, 1995. The company's investment in Mycogen Series A Preferred Stock is included in investments carried at cost in the amount of $31.5 million, including preferred dividends, at December 31, 1995. (Refer to Note 16 for subsequent event related to sale of these investments.)

The company also holds investments in nonconsolidated companies, including certain investments in securities of publicly traded companies that are accounted for on the cost basis due to restrictions placed on such securities. These marketable investments have quoted market values which exceed the book carrying values by $1.1 million at December 31, 1995.

The company's investment in Genentech Inc. redeemable common stock comprised substantially all of its investments classified as available-for-sale. Over the past several years the company periodically sold its shares of Genentech common stock into the open market. During the first half of 1995, the company sold all of its remaining shares of Genentech common stock and received proceeds of $40.2 million, generating gross realized gains of $38.5 million. Sales of Genentech common stock generated proceeds of $43.6 million and $44.5 million and gross realized gains of $41.2 million and $42.4 million in 1994 and 1993, respectively. On an after-tax basis these gains contributed $.39 per share in 1995 and $.41 per share in 1994 and 1993, respectively. The company determined the gross realized gains using the average cost method.

At December 31, 1994, investments classified as available-for-sale had an aggregate fair value of $39.6 million resulting in gross unrealized gains of $36.2 million and unrealized losses of $.6 million which increased shareholders' equity by $23.2 million after tax.

NOTE 5 - SHORT-TERM AND LONG-TERM DEBT

                                             1995         1994
                                        ---------    ---------
Long-term debt consists of:
7.25% debentures, due 2025 ..........   $ 100,000
Debt supported by long-term
  banking arrangements:
  Commercial paper at weighted
    average rates of approximately 6%      56,625    $  56,625
  6.5% Marine terminal refunding
    revenue bonds, due 2000 .........      18,375       18,375
7.875% Industrial development
  revenue bonds, due 2000 ...........       1,000        1,000
Term loans:
  Yen denominated, at 3.8% to 5.8%,
    due 1996-2002 ...................      21,508       24,898
  Deutsche mark denominated,
    at 6.78%, due 1996 ..............      16,748       15,484
Other (5.0% in 1995 and 1994) .......         365          325
                                        ---------    ---------
                                          214,621      116,707
Less current portion ................     (20,198)      (2,546)
                                        ---------    ---------
                                        $ 194,423    $ 114,161
                                        =========    =========
Short-term debt consists of:
Commercial paper at weighted
  average rates of approximately 6% .   $  17,375    $  46,375
Other short-term debt at weighted
  average rates of 2.1% and 5.2% ....      15,112        4,779
Current portion of long-term debt ...      20,198        2,546
                                        ---------    ---------
                                        $  52,685    $  53,700
                                        =========    =========


On June 26, 1995, the company publicly issued debentures in the aggregate principal amount of $100 million. The debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25% payable semi-annually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements.

Commercial paper debt is due within one year. The company has credit facilities, which were unused at December 31, 1995, aggregating $95 million, including $75 million in committed revolving credit agreements which would permit the company to borrow at or below the U.S. prime rate. These facilities permit the company to refinance for a period beyond one year the Marine Terminal Refunding Revenue Bonds, whose bondholders have the right to put the bonds back to the company, and $56.6 million of commercial paper outstanding. Accordingly, the company has classified these balances as long-term debt.

Amounts due on long-term debt are $20.2 million in 1996, $2.5 million in 1997, $11.6 million in 1998, $3.4 million in 1999, $75.5 million in 2000, which includes $56.6 million of commercial paper, and $101.4 million thereafter.

The company has an interest rate swap agreement that effectively converts floating rate interest payable on $18.4 million of Marine Terminal Refunding Revenue Bonds due July 1, 2000, to a fixed rate of 6.5%. In addition, during 1995, the company entered into interest rate swap agreements that convert $50 million of variable rate borrowings to a fixed rate of 7.6% for up to 10 years.

Interest paid, net of amounts capitalized, amounted to $9.8 million, $3.0 million and $3.9 million during 1995, 1994 and 1993, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 1995, 1994 and 1993 amounted to $4.3 million, $3.8 million and $2.1 million, respectively.

NOTE 6 - OTHER BALANCE SHEET INFORMATION

Receivables:                                           1995                 1994
                                                   --------             --------
Customers ............................             $221,557             $219,475
Affiliates ...........................                9,993                9,174
Other ................................               23,827               21,743
                                                   --------             --------
                                                   $255,377             $250,392
                                                   ========             ========


Receivables are net of allowance for doubtful accounts of $2.2 million in 1995 and $2.6 million in 1994.

Other Current Assets:                                    1995               1994
                                                   ----------         ----------
Deferred income taxes ....................         $   23,844         $   20,232
Other ....................................             19,355             19,054
                                                   ----------         ----------
                                                   $   43,199         $   39,286
                                                   ==========         ==========

Property and Equipment:                                  1995               1994
                                                   ----------         ----------
Land and improvements ....................         $  101,457         $   90,069
Buildings and improvements ...............            264,580            217,002
Machinery and equipment ..................            971,965            828,340
Construction in progress .................            109,049            130,838
                                                   ----------         ----------
                                                   $1,447,051         $1,266,249
                                                   ==========         ==========

Depreciation expense was $68.8 million in 1995, $61.3 million in 1994 and $59.6 million in 1993.

Other Assets:                                               1995            1994
                                                         -------         -------
Goodwill and other intangibles .................         $45,943         $41,381
Deferred income taxes ..........................           9,928          18,229
Other ..........................................          18,984          13,609
                                                         -------         -------
                                                         $74,855         $73,219
                                                         =======         =======
















Accumulated amortization of intangible and other assets was $24.5 million and $19.0 million at December 31, 1995 and 1994, respectively.

Accounts Payable:                                         1995              1994
                                                      --------          --------
Trade ......................................          $118,639          $109,151
Affiliates .................................             6,481             5,093
                                                      --------          --------
                                                      $125,120          $114,244
                                                      ========          ========

Income Taxes and Other
Current Liabilities:                                      1995              1994
                                                      --------          --------
Employee compensation ......................          $ 33,256          $ 33,763
Income taxes ...............................            10,707            10,504
Taxes other than income ....................            13,912            11,030
Other ......................................            29,911            30,292
                                                      --------          --------
                                                      $ 87,786          $ 85,589
                                                      ========          ========

Noncurrent Liabilities:                                   1995              1994
                                                      --------          --------
Employee benefits ..........................          $ 33,998          $ 35,687
Other ......................................            19,225            33,112
                                                      --------          --------
                                                      $ 53,223          $ 68,799
                                                      ========          ========

NOTE 7 - SHAREHOLDERS' EQUITY

The company has 147 million authorized shares consisting of 2 million shares of Serial Preferred Stock, 25 million shares of Serial Preference Shares and 120 million Common Shares, each of which is without par value. The outstanding Common Shares shown on the balance sheets exclude Common Shares held in treasury of 23,244,606 and 21,351,334 at December 31, 1995 and 1994, respectively.

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

Under another shareholder rights plan, each holder of Common Shares has one right to buy shares of Serial Preferred Stock for each Common Share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the company's Common Shares by a person or affiliated persons. The rights would entitle shareholders, other than such person or affiliated persons, to purchase shares of Serial Preferred Stock at the purchase price of one dollar plus 25 rights per share. The dividend and redemption value of the Serial Preferred Stock would be determined in relation to after-tax amounts which have been or may be recovered by the company from Exxon or its affiliates as a result of certain patent claims. The rights will expire in November 1996 unless earlier redeemed.

NOTE 8 - OTHER INCOME

Other income - net consists of the following:

                                                1995         1994          1993
                                            --------       ------      --------
Equity earnings (losses)
  of nonconsolidated
  companies ..........................      $ (2,081)     $ 2,972      $(15,966)
Gain on donations of
  Genentech stock ....................                     13,967
Donations of Genentech
  stock to The Lubrizol
  Foundation .........................                    (14,581)
Gain on sale of investments,
  excluding Genentech ................                                   13,174
Gain on investee stock
  issuance (Note 16) .................         4,530
Other - net ..........................         4,701        4,974         3,329
                                            --------       ------      --------
                                            $  7,150      $ 7,332      $    537
                                            ========      =======      ========

The gain (loss) pertaining to activity with Mycogen Corporation (see Note 16), reflected within the above table of other income, amounted to $.6 million in 1995, $1.4 million in 1994 and $(5.8) million in 1993.

NOTE 9 - INCOME TAXES

Effective January 1, 1993, the company adopted SFAS 109, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than changes in tax laws or rates not yet enacted. The cumulative effect of adopting SFAS 109 at January 1, 1993, increased net income by $12.1 million, or $.18 per share.

Income before income taxes consists of the following:

                                          1995             1994             1993
                                      --------         --------         --------
United States ...............         $136,801         $163,508         $ 68,673
Foreign .....................           88,773           87,951           50,978
                                      --------         --------         --------
Total .......................         $225,574         $251,459         $119,651
                                      ========         ========         ========











The provision for income taxes consists of the following:

                                        1995             1994              1993
                                     -------         --------          --------
Current:
United States ..............         $28,294         $ 28,698          $ 31,560
Foreign ....................          28,766           27,389            34,774
                                     -------         --------          --------
                                      57,060           56,087            66,334
                                     -------         --------          --------
Deferred:
United States ..............           8,334           12,605           (15,306)
Foreign ....................           8,565            7,192           (16,352)
                                     -------         --------          --------
                                      16,899           19,797           (31,658)
                                     -------         --------          --------
Total ......................         $73,959         $ 75,884          $ 34,676
                                     =======         ========          ========

Foreign taxes include withholding taxes. The United States tax provision includes the U.S. tax on foreign income distributed to the company. U.S. and foreign income tax rate changes occurring during the periods presented did not have a material effect on the company's provision for income taxes. The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:


                                             1995           1994           1993
                                         --------       --------       --------
Tax at statutory
  rate of 35% .....................      $ 78,951       $ 88,011       $ 41,878
Foreign sales corporation
  earnings ........................        (4,389)        (3,885)        (2,964)
Equity income .....................          (856)          (812)        (1,551)
Contribution of appreciated
  property ........................                       (5,050)
Other - net .......................           253         (2,380)        (2,687)
                                         --------       --------       --------
Provision for
  income taxes ....................      $ 73,959       $ 75,884       $ 34,676
                                         ========       ========       ========

The components of deferred tax assets (liabilities) as of December 31 are as follows:

                                             1995           1994           1993
                                         --------       --------       --------
Accrued compensation
  and benefits ....................      $ 40,313       $ 42,468       $ 42,425
Intercompany profit
  in inventory ....................        13,285         12,055         11,208
Net operating losses
  carried forward, net of
  valuation allowance .............         5,519          5,660          6,668
Equity investments and
  partnerships ....................         3,864          1,495         (2,003)
Depreciation and other
  basis differences ...............       (55,094)       (40,111)       (28,238)
Marketable securities
  valuation .......................                      (12,476)
Undistributed foreign
  equity income ...................        (4,458)        (4,124)        (3,877)
Other - net .......................          (309)         3,174         13,892
                                         --------       --------       --------
Net deferred tax assets ...........      $  3,120       $  8,141       $ 40,075
                                         ========       ========       ========

At December 31, 1995, certain foreign subsidiaries have net operating loss carry forwards of $21.4 million for income tax purposes, of which $11.6 million expires in years 1997 through 2000 and $9.8 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance of $3.6 million has been recognized in 1995 to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized.

U.S. income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $320.2 million at December 31, 1995. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 1995, 1994 and 1993 amounted to $56.9 million, $70.9 million and $61.2 million, respectively.


NOTE 10 - PENSION AND PROFIT SHARING PLANS

The company has retirement plans, including noncontributory defined benefit pension plans and a profit sharing plan, covering most employees in the United States and at non-U.S. subsidiaries. Pension benefits are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several defined benefit plans are unfunded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

Expense for all retirement plans was $20.7 million in 1995, $24.1 million in 1994 and $25.1 million in 1993, including profit sharing contributions in the U.S. of $4.4 million in 1995, $5.7 million in 1994 and $3.8 million in 1993.

Net periodic pension cost of U.S. and significant international defined benefit plans consists of:


                                             1995           1994           1993
                                         --------       --------       --------
Service cost - benefits
  earned during period ............      $ 10,089       $ 11,454       $ 10,107
Interest cost on projected
  benefit obligation ..............        17,804         16,769         16,115
Actual return on
  plan assets .....................       (47,965)         1,510        (24,830)
Net amortization
  and deferral ....................        31,833        (14,695)        16,363
                                         --------       --------       --------
Net periodic
  pension cost ....................      $ 11,761       $ 15,038       $ 17,755
                                         ========       ========       ========

Net periodic pension cost for 1993 reflects higher charges resulting from the company's realignment and early retirement programs accounted for in the special charge (see Note 17).

The weighted average assumptions used at December 31 were:

                                                1995           1994           1993
                                                ----           ----           ----
Discount rate for
  determining
  funded status ...................             7.3%           8.2%           7.2%
Compensation increase .............             4.8%           5.2%           5.1%
Return on plan assets .............             8.8%           8.6%           8.5%

The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheets at December 31 are as follows:

                                          1995                    1994
                                  --------------------   -----------------------
                                  Assets       Accum.     Assets        Accum.
                                  Exceed       Benefits   Exceed        Benefits
                                  Accum        Exceed     Accum.        Exceed
                                  Benefits     Assets     Benefits      Assets
                                 ---------    --------    ---------    --------
Fair value of
  plan assets ................   $ 234,819    $  6,328    $ 180,905    $  6,273
Projected benefit
  obligation .................    (211,709)    (31,724)    (186,988)    (36,599)
                                 ---------    --------    ---------    --------
Plan assets in
  excess of
  (less than)
  projected benefit
  obligation .................      23,110     (25,396)      (6,083)    (30,326)
Unrecognized net
  transition
  obligation
  (asset) ....................     (13,206)      4,513      (14,871)      3,531
Unrecognized net
  loss (gain) ................      (7,508)       (611)      14,408       1,670
Unrecognized
  prior service cost                14,208       3,210       15,299       4,222
Minimum liability
  adjustment .................                    (906)                    (983)
                                 ---------    --------    ---------    --------
Accrued pension
  asset (liability) ..........   $  16,604    $(19,190)   $   8,753    $(21,886)
                                 =========    ========    =========    ========
Accumulated
  benefit
  obligation .................   $ 152,714    $ 23,928    $ 138,258    $ 26,020
                                 =========    ========    =========    ========
Vested benefits ..............   $ 146,672    $ 20,170    $ 133,880    $ 21,901
                                 =========    ========    =========    ========

NOTE 11 - POSTRETIREMENT HEALTH CARE

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

Effective January 1, 1993, the company adopted SFAS 106 which requires the company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The company elected to immediately recognize the cumulative effect at January 1, 1993 of this change in accounting principle and recorded a liability for the accumulated postretirement benefit obligation of $79.9 million, an increase in deferred income tax assets of $28.4 million and a decrease in net income of $51.5 million ($.76 per share).

The status of the U.S. health care plans at December 31 is as follows:

                                                            1995            1994
                                                       ---------         -------
Accumulated postretirement
  benefit obligations:
Retirees ......................................        $  27,915         $33,778
Fully eligible active
  plan participants ...........................           16,104          16,941
Other active plan participants ................           20,004          18,724
                                                       ---------         -------
Total accumulated postretirement
  benefit obligation ..........................           64,023          69,443
Unrecognized net (loss) gain ..................           (3,503)          7,949
Unrecognized net reduction in
  prior service costs .........................           40,274          20,036
                                                       ---------         -------
Accrued postretirement
  health care costs ...........................        $ 100,794         $97,428
                                                       =========         =======


In late 1994, the company amended its U.S. health care plan, including several changes with effective dates into the future. These amendments changed eligibility requirements and changed the cost sharing provisions of the plan by indexing deductibles and co-payments and introducing a cap on the company's share of future premium costs. These changes reduced the accumulated postretirement benefit obligation at December 31, 1994, by $20.0 million. In 1995, the company incorporated assumptions within its health care plan regarding participation in Medicare Risk HMO plans for its current and future retirees, which reduced the company's postretirement benefit obligation by $21.9 million. These reductions in prior service cost do not immediately reduce the accrued postretirement liability, but are amortized as a reduction of expense over the participant's average future service period to full eligibility (approximately 13 years).

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.75% in 1995 (10.50% in 1994), with subsequent annual decrements of .75% to an ultimate trend rate of 6%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately 16% and net postretirement benefit cost by approximately 22%. The discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and 8.75% at December 31, 1995 and 1994, respectively.

Net postretirement health care cost consists of the following components for the company's U.S. plans:

                                    1995       1994     1993
                                 -------    -------   ------
Service cost - benefits earned
  during the year                $ 1,361    $ 2,916   $2,620
Interest cost on accumulated
  postretirement benefit
  obligation                       6,066      7,131    6,724
Amortization of unrecognized
  net gains                       (1,766)
                                 -------    -------   ------
Net postretirement health
  care cost                      $ 5,661    $10,047   $9,344
                                 =======    =======   ======

The company also provides postretirement health care benefits at several of its international locations. Accumulated benefits and net postretirement health care costs for these locations were not significant.

NOTE 12 - LEASES

The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various office equipment. Rental expense was $19.5 million in 1995, $19.3 million in 1994 and $19.0 million in 1993. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $12.8 million in 1996, $6.8 million in 1997, $5.1 million in 1998, $3.0 million in 1999, $2.5 million in 2000 and $23.2 million thereafter.

NOTE 13 - OPERATIONS IN GEOGRAPHIC AREAS

Financial data by geographic area, based on the location of the subsidiary which shipped and billed the product, is as follows:

                                           1995            1994            1993
                                    -----------     -----------     -----------
Revenues from customers:
United States ..................    $   722,879     $   707,103     $   660,674
Europe .........................        533,920         512,279         501,551
Far East .......................        225,773         215,632         203,327
Other ..........................        181,022         163,980         159,948
                                    -----------     -----------     -----------
                                      1,663,594       1,598,994       1,525,500
Intercompany transfers:
United States ..................        319,671         296,693         290,487
Europe .........................         37,556          28,835          22,276
Far East .......................            301             360             496
Other ..........................         30,905          27,717          26,707
                                    -----------     -----------     -----------
                                        388,433         353,605         339,966
                                    -----------     -----------     -----------
Gross revenues .................      2,052,027       1,952,599       1,865,466
Less: Intercompany
  transfers ....................       (388,433)       (353,605)       (339,966)
                                    -----------     -----------     -----------
Consolidated revenues ..........    $ 1,663,594     $ 1,598,994     $ 1,525,500
                                    ===========     ===========     ===========
Operating profit:
United States ..................    $   138,398     $   145,971     $   105,591
Europe .........................         51,172          49,783          58,781
Far East .......................          9,731          15,486          14,374
Other ..........................         17,476          14,251          11,392
Eliminations ...................         (2,555)         (2,249)           (129)
                                    -----------     -----------     -----------
                                        214,222         223,242         190,009
General corporate
  expenses .....................        (19,156)        (21,212)        (26,754)
Asset impairment and
  special charge ...............         (9,489)                        (86,303)
Gain on sale of
  Genentech ....................         38,459          41,235          42,443
Other income - net .............          7,150           7,332             537
Interest - net .................         (5,612)            862            (281)
                                    -----------     -----------     -----------
Income before
  income taxes .................    $   225,574     $   251,459     $   119,651
                                    ===========     ===========     ===========
Identifiable assets:
United States ..................    $   804,045     $   731,651     $   637,919
Europe .........................        395,053         337,457         289,649
Far East .......................        154,992         157,344         143,542
Other ..........................         82,708          74,768          71,651
Eliminations ...................        (82,310)        (81,640)        (88,012)
                                    -----------     -----------     -----------
                                      1,354,488       1,219,580       1,054,749

Corporate assets ...............        137,532         174,784         127,831
                                    -----------     -----------     -----------
Total assets ...................    $ 1,492,020     $ 1,394,364     $ 1,182,580
                                    ===========     ===========     ===========

NOTES:
A. Intercompany transfers are made at prices comparable to normal unaffiliated customer sales for similar products.
B.   Affiliated companies are not allocated to geographic segments.
C. Corporate assets consist of short-term investments and investments in affiliated companies.

Export sales from the United States to customers, primarily in Latin America and Asia in 1995 and also in the Middle East for 1994 and 1993, were $138 million, $139 million and $119 million, respectively.

Net assets of non-U.S. subsidiaries at December 31, 1995 and 1994 were $446 million and $388 million, respectively. Net income of these subsidiaries was $52 million in 1995, $55 million in 1994 and $42 million in 1993; and dividends received from the subsidiaries were $7 million, $8 million and $34 million, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS

The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The company believes the carrying values of financial instruments approximate their fair values, except for certain investments in marketable securities (see Note 4) and certain interest rate swaps discussed below. The company uses derivative financial instruments only to manage well-defined foreign currency, interest rate and commodity price risks, as described below. The company does not use derivative financial instruments for trading purposes.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of these changes. Such contracts are generally in connection with transactions with maturities of up to one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $16.6 million in 1995 and $25.7 million in 1994.

Realized and unrealized gains or losses on these contracts are recorded in the statement of income, or in the case of transactions designated as hedges of net foreign investments, in the cumulative translation adjustment account in other shareholders' equity. Additionally, foreign currency forward contract gains and losses on certain future transactions may be deferred until the future transaction is recorded. The company had no deferred currency gains or losses on foreign exchange contracts at December 31, 1995.

At December 31, 1995, the company had short-term forward contracts to sell currencies at various dates during 1996 for $2.2 million.

The company has entered into interest rate swap agreements to effectively convert floating rate debt to fixed rates (see Note 5). The company would pay approximately $9.2 million if it had terminated these interest rate swap agreements at December 31, 1995. The company also uses commodity futures contracts to reduce its exposure to fluctuations in raw material costs for its specialty vegetable oils. Realized gains and losses on these commodity future contracts are included in inventory cost.

NOTE 15 - STOCK OPTIONS

The Financial Accounting Standards Board has issued SFAS 123 - Accounting for Stock-Based Compensation, which is effective for the company's fiscal year beginning January 1, 1996. SFAS 123 encourages the fair-value based method of accounting for stock compensation plans under which the value of stock options is estimated at the date of grant using valuation formulas, but permits the continuance of intrinsic-value accounting (measured as the difference between the option exercise price and the market value of the stock at date of grant). The company will continue to use intrinsic-value accounting for stock-based compensation.

The 1991 Stock Incentive Plan provides for granting of options to buy Common Shares intended either to qualify as "incentive stock options" under the Internal Revenue Code or "non-statutory stock options" not intended to so qualify, up to an amount equal to one percent of the outstanding Common Shares at the beginning of any year, plus any unused amount from prior years. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to ten years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically under the 1991 Plan and may be granted in the discretion of the administering committee under the 1985 Employee Stock Option Plan. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until the expiration dates. The option price under both plans is the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options, and the 1991 Plan also permits the grant of restricted and unrestricted shares. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,000 Common Shares, with terms generally comparable to employee stock options.

Information regarding these option plans is as follows:

                                                                  Number of Shares
                                                       -------------------------------------
                                                          1995         1994          1993
                                                       ---------     ---------     ---------
Outstanding,
  January 1 .......................................    2,583,721     2,338,875     2,147,263
Granted at
  $28.13 to $37.50
  per share .......................................      528,210       614,815       624,546
Exercised at
  $10.97 to $33.34
  per share .......................................     (148,887)     (364,519)     (394,178)
Surrendered at
  $16.66 to $37.50
  per share .......................................       (4,628)       (5,450)      (38,756)
                                                       ---------     ---------     ---------
Outstanding,
  December 31 .....................................    2,958,416     2,583,721     2,338,875
                                                       =========     =========     =========
Exercisable,
  December 31 .....................................    1,975,878     1,652,012     1,341,767
                                                       =========     =========     =========
Available for grant,
  December 31 .....................................    1,998,149     1,873,286     1,816,751
                                                       =========     =========     =========

The 1985 Plan options expire June 1996 to February 2005, with an average option price of $25.50. The 1991 Plan options expire April 2001 to April 2005, with an average option price of $33.86.

NOTE 16 - SUBSEQUENT EVENTS AND TRANSACTIONS WITH MYCOGEN

Subsequent Events

Pursuant to a definitive agreement to sell all of its interest in Mycogen Corporation (Note 4) to DowElanco for $126.2 million in cash, on January 15, 1996, the company exchanged its remaining interest in AGI and all of its Mycogen Series A Preferred Stock into Mycogen Common Stock. This action, together with common shares previously owned, increased the company's ownership of the outstanding common shares of Mycogen from 27% to 37%. Due to this pending sale and the company assigning certain shareholder rights to DowElanco until the sale was completed, the company suspended using the equity method of accounting for its investment in Mycogen. On February 20, 1996, the sale of the company's interest in Mycogen to DowElanco was completed, and the company realized a pretax gain of approximately $50 million, after transaction and other related costs.

In addition, on January 15, 1996, the company sold certain rights to its SVO oil seed technology to Mycogen for $8.0 million; of which $2.0 million was collected in January 1996 with $2.5 million due in January 1997 and $3.5 million due January 1998.

Transactions with Mycogen

As described below, the company has completed several transactions with Mycogen Corporation related to the company's former Agribusiness assets. In December 1992, the company transferred certain Agribusiness assets to Mycogen in exchange for 2,294,590 shares of Mycogen Common Stock and $39.4 million par value Series A Preferred Stock which earned dividends at 5% per year. The remainder of the company's Agribusiness assets plus cash of $4.6 million, and exclusive of specialty vegetable operations, were transferred to a separate joint venture
(AGI) with Mycogen, of which the company retained a 49% interest.

On December 1, 1993, Mycogen mandatorily redeemed $10.0 million of the Preferred Stock for cash. On December 31, 1993, the company sold 30% of AGI to Mycogen in exchange for $7.0 million in cash and 2 million shares of Mycogen Common Stock.

On December 13, 1995, Mycogen issued new shares of its common stock at a price which exceeded the company's carrying amount per share of Mycogen Common Stock. The company's ownership percentage in Mycogen was diluted, and the company recognized in other income a noncash gain of $4.5 million, which represents the increase in the value of the company's ownership interest in the net assets of Mycogen.

At December 31, 1995, the company owned approximately 27% of Mycogen Common Stock and 19% of AGI Common Stock with a book carrying value aggregating $40.3 million. In addition, the company's investment in Mycogen Series A Preferred Stock has a book carrying value at December 31, 1995, of $31.5 million, including accumulated preferred dividends.

NOTE 17 - SPECIAL CHARGE AND ASSET IMPAIRMENT

The company recorded a special charge of $86.3 million ($.83 per share after tax) in the third quarter of 1993 in connection with manufacturing rationalization and organizational realignment initiatives. When complete, these initiatives will have reduced the number of the company's production units by approximately one-third, and approximately 5% of the employees will have left the company through early retirement programs or attrition. The manufacturing rationalization plan will be substantially complete near the end of 1996 and through consolidation is resulting in cost savings from a reduced number of employees, lower operating costs and fewer manufacturing units used to produce intermediate products.

Approximately $48 million of the special charge relates to the manufacturing rationalization of which $25 million relates to asset write-downs, including $16 million for the shutdown of manufacturing units used to produce intermediate products. The remainder of the manufacturing rationalization portion of the special charge relates to expected employee reduction at manufacturing locations through early retirements, equipment cleanup and dismantling, employee relocation and other transitional costs.

The organizational realignment relates to the consolidation of the company's nonmanufacturing activities. This portion of the special charge is approximately $38 million and includes $17 million for employee early retirement and relocation. The remainder of this portion of the special charge relates to asset write-downs of $15 million, primarily in the company's Agribusiness investments and accruals for transitional costs.

Through December 31, 1995, the company has completed approximately 75% of the production unit reductions and 90% of the employee reductions under these initiatives. At December 31, 1995, $22.7 million remains in the special charge. Cash outlays related to the special charge were approximately $14 million in 1995, $18 million in 1994 and $4 million in 1993. Included in liabilities at December 31, 1995, are future cash outlays of $9 million, primarily for employee reductions and lease terminations.

During the fourth quarter of 1995, the company recorded a charge of $9.5 million for the write-down of assets. This charge is primarily related to an intermediate processing unit that became permanently impaired due to product formulation changes caused by a new industry-wide specification.

NOTE 18 - LITIGATION

In November 1993, a federal court jury in Houston, Texas, awarded Exxon Corporation $48 million in damages in a patent case brought, in 1989, against the company. The damages award related to a December 1992 verdict that the company willfully infringed an Exxon patent pertaining to an oil soluble copper additive component. In February 1994, the trial court judge doubled the damages amount and awarded prejudgment interest, court costs and additional attorneys' fees to Exxon. The total amount of the judgment, including previously awarded attorneys' fees, was $129 million.

In September 1995, the United States Court of Appeals for the Federal Circuit in Washington, D.C., which has jurisdiction over all patent cases, overturned the jury verdict that the company infringed the Exxon patent and entered judgment in favor of the company as a matter of law. The ruling also vacated an injunction against the company and the $129 million judgment. In February, 1996, the same court in Washington, D.C., denied Exxon's request for rehearing. The company does not know whether Supreme Court review will be sought by Exxon or whether the Supreme Court would grant any such review. The company's management continues to believe that it has not infringed the Exxon patent, that the patent is invalid, and that no portion of the overturned judgment will be reinstated. Therefore, no amount related to the matter has been recorded in the company's financial statements.

The company has prevailed in a separate case brought in Canada against Exxon's Canadian affiliate, Imperial Oil, Ltd., for infringement of the company's patent pertaining to dispersant, the largest additive component used in motor oils. A 1990 trial court verdict in favor of the company regarding the issue of liability was upheld by the Federal Court of Appeals of Canada in December 1992, and in October 1993, the Supreme Court of Canada dismissed Imperial Oil's appeal of the Court of Appeals' decision. The case has returned to the trial court for an assessment of damages. In October 1994, the trial court judge awarded the company $15 million (Canadian) in special penalty damages, plus attorneys' fees, against Imperial Oil for disregarding an earlier injunction for the manufacture or sale of the dispersant which is the subject of this case. Imperial Oil commenced proceedings to appeal the award of penalty damages. The company has not reflected the award of penalty damages within its financial statements pending the outcome of the appeal process. The penalty damages are in addition to compensation damages, as to which no date has been set for a determination. A reasonable estimation of the company's potential recovery for compensation damages cannot be made at this time.

Quarterly Financial Data (Unaudited)

                                                                     Three Months Ended
                                                          --------------------------------------------

                                                          March 31   June 30    Sept. 30   Dec. 31
------------------------------------------------------------------------------------------------------

                                                       (In Thousands of Dollars Except Per Share Data)

1995
Net sales .............................................   $414,931   $436,774   $412,428   $393,688
Gross profit ..........................................    137,375    148,865    129,985    116,210
Genentech gain (net of tax) ...........................      8,519     16,479
Net income ............................................     49,102     61,251     27,942     13,320
Net income per share ..................................   $    .76   $    .96   $    .44   $    .21

1994
Net sales .............................................   $397,816   $407,163   $396,478   $391,293
Gross profit ..........................................    125,210    134,721    134,601    126,193
Genentech gain (net of tax) ...........................      7,483      7,719      7,812      3,789
Net income ............................................     43,281     49,132     47,933     35,229
Net income per share ..................................   $    .65   $    .74   $    .73   $    .54




In the fourth quarter of 1995, the company recognized an asset impairment charge which decreased net income by $6.2 million ($.10 per share).

Historical Summary

(In Millions, Except Shareholders, Employees and Per Share Data)        1995        1994        1993
-------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Revenues .......................................................   $   1,663.6 $   1,599.0 $   1,525.5
Total cost and expenses ........................................       1,468.5     1,397.0     1,362.2
Other income (charges) .........................................          30.5        49.4       (43.6)
Net income .....................................................         151.6       175.6        45.6
  - Before unusual items and accounting changes ................         132.8       148.8       113.5
Net income per share ...........................................          2.37        2.67         .67
  - Before unusual items and accounting changes ................          2.08        2.26        1.67

FINANCIAL RATIOS:
Gross profit percentage ........................................          32.1        32.7        32.0
Percent of revenues:
  Selling and administrative expenses ..........................           9.8        10.0        10.4
  Research and testing expenses ................................          10.8        10.3        11.2
Return on average shareholders' equity (%) .....................          18.0        22.5         5.9
  - Before unusual items and accounting changes (%) ............          15.8        19.0        14.6
Debt to capitalization (%) .....................................          22.5        16.8         8.7
Current ratio ..................................................           2.4         2.5         2.5

OTHER INFORMATION:
Dividends declared per share ...................................   $       .93 $       .89 $       .85
Average common shares outstanding ..............................          63.8        65.7        67.7
Capital expenditures ...........................................   $     189.3 $     160.5 $     127.9
Depreciation expense ...........................................          68.8        61.3        59.6

At Year End:
  Total assets .................................................   $   1,492.0 $   1,394.4 $   1,182.6
  Total debt ...................................................         247.1       167.9        69.6
  Total shareholders' equity ...................................         849.0       832.0       732.2
  Shareholders' equity per share ...............................         13.48       12.83       11.00
  Common share price ...........................................         27.75       33.88       34.13
  Number of shareholders .......................................         6,304       6,494       6,616
  Number of employees ..........................................         4,601       4,520       4,613






All share and per share data have been restated to reflect the 2-for-1 stock split effected on August 31, 1992.

      1992            1991            1990             1989           1988             1987             1986            1985
----------------------------------------------------------------------------------------------------------------------------------

    $1,552.2        $1,476.3         $1,452.7        $1,227.9        $1,125.7        $1,022.3          $985.2          $913.4
     1,390.5         1,308.7          1,288.4         1,109.7         1,009.9           916.4           875.7           817.5
        15.4            10.5            106.9            19.5            69.9            23.3            19.2             7.6
       124.6           123.7            190.0            94.0           140.0            81.3            78.2            60.2
       124.6           123.7            133.5            94.0            88.4            73.7            78.2            60.2
        1.81            1.79             2.67            1.26            1.81            1.03             .99             .74
        1.81            1.79             1.87            1.26            1.14             .94             .99             .74

        31.7            32.4             30.3            29.2            29.9            29.6            28.8            27.0

        11.7            11.7             10.9            10.8            10.5            10.8            10.3            10.1
        10.0             9.8              8.5             9.2             9.6             9.1             8.1             7.3
        15.4            16.2             27.2            14.2            21.8            13.6            14.3            12.1
        15.4            16.2             18.0            14.2            13.7            12.0            14.3            12.1
         5.6             7.9              8.3             8.5             8.4            10.1             9.0            16.8
         2.9             2.7              2.7             3.0             3.1             3.0             2.8             2.5

    $    .81        $    .77         $    .73        $    .69        $    .65        $    .61          $  .59          $  .58
        69.0            69.3             71.1            74.7            77.4            79.1            79.4            80.8
    $   95.8        $   82.4         $   77.4        $   64.7        $   54.6        $   42.0          $ 40.5          $ 39.5
        58.4            54.6             54.0            48.7            46.6            47.2            42.6            44.6

    $1,127.1        $1,171.7         $1,114.6        $  960.2        $  970.7        $  939.4          $877.9          $854.4
        48.4            67.8             66.6            61.2            60.8            69.7            56.9           104.9
       819.4           794.5            736.2           663.3           664.3           621.6           572.7           519.3
       11.97           11.51            10.61            8.96            8.74            7.98            7.21            6.55
       27.25           28.25            23.63           18.75           17.75           16.44           15.75           14.00
       6,822           6,767            6,692           7,370           7,782           8,335           9,240          10,803
       4,609           5,299            5,169           5,030           4,781           4,817           4,802           5,205