Form 10-K405, Exhibit 13
period 1996-12-31
LUBRIZOL CORP
filed 1997-03-26
CIK 60751

                                                                Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a full-service supplier of performance chemicals and products to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company develops, produces and sells specialty additive systems for gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. The company also supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

As discussed in Note 17 to the financial statements, the company has been engaged in initiatives since late 1993 to eliminate its separate business unit structure and realign activities into one combined organization and to consolidate intermediate production activities, improve the timeliness of product development, simplify its product offerings and complete the divestiture of its agribusiness investments. At December 31, 1996, these initiatives were substantially complete as the number of intermediate production units has been reduced by almost one-third and the number of employees reduced by nearly 9% (versus an original target of 5%). Approximately $45 million of cash has been expended through December 31, 1996, with future cash expenditures of $7 million estimated to complete these initiatives. For the four-year period preceding 1994, the company's manufacturing, technology and selling and administrative costs for its additives businesses were growing at an annual rate of approximately 9%. Through implementation of these initiatives and aggressive cost management, the cost trend beginning in 1994 has significantly changed. Compared with the respective preceding year, 1994 costs increased 1%, 1995 increased 4% and 1996 costs decreased 6%. These initiatives reduced the rate of increase in the operating costs of the company, and the results have exceeded original expectations of annual savings approximating $50 million.

In 1996, there were announcements of acquisitions, mergers and joint ventures within the lubricant industry. Customers are searching for stronger, longer-term relationships with a few key suppliers for help in reducing costs and improving the quality and performance of their products and services. This, along with a weak demand for finished lubricants, is causing a more competitive marketplace in certain product lines and continuing pressure on prices for the company's products. The company expects this environment to continue in 1997. Although the company generally experiences both gains and losses of business in the normal course of its operations, such changes may occur more frequently under these conditions and in periods when new industry specifications are being introduced. The company has entered into and will continue to actively pursue strategic relationships with finished lubricant suppliers in order to eliminate redundant cost structures and jointly pursue business growth in developing regions of the world. In addition, management has various initiatives relating to the cost structure of the company, both short-term and long-term, to enhance its competitiveness and market leadership position. Management believes that the company is well positioned to compete in the current industry environment and gain market share from these opportunities.

1996 RESULTS OF OPERATIONS

IN 1996, management of the company took action early in the year to improve its cost structure as part of its continuing efforts to enhance its efficiency as an additive supplier. Although revenues in 1996 declined 4% from 1995, this was offset by the effects of aggressive cost management and management's focus on strengthening of customer and supplier relationships. In addition, lower working capital, significantly reduced capital expenditures and the sale of non-strategic investments resulted in improved cash flow and enabled the company to repurchase 7% of its common shares outstanding during 1996. As a result, the company was able to grow net income and earnings per share, despite unfavorable currency effects.

                              1993           1994           1995         1996
                              ----           ----           ----         ----
REVENUES (millions)        $1,525.5       $1,599.0        $1,663.6     $1,597.6

Consolidated revenues were $1.60 billion in 1996, a decrease of $66 million, or 4%, from record 1995 levels. Volume in 1996 was equal with 1995 despite the introduction of a new industry specification discussed below. Revenues decreased 2% due to price/mix effects and 1% due to unfavorable currency effects. In addition, the sale of the specialty vegetable oil business in September 1996 reduced consolidated revenues by 1% as compared with 1995.

During 1996, new passenger car engine oil additives were introduced to meet a new U.S. industry specification. Most of the company's customers converted to this new specification by September 1996. This new specification required approximately 10% less additive than the prior specification, and the company estimates that it negatively impacted annual sales volume in North America by 2% in 1996 (1% worldwide).

THE LUBRIZOL CORPORATION               16

However, other volume gains, primarily in heavy duty engine oils, more than offset the impact from the new specification and overall volume in North America increased 1% over 1995. Internationally, volume declined 1%, as growth in Asia-Pacific was offset by lower volume in Western Europe.

                              1993           1994           1995         1996
                              ----           ----           ----         ----
GROSS PROFIT (millions)      $485.4         $520.7         $532.4      $509.5

Gross profit (sales less cost of sales) of $509.5 million was $23.0 million, or 4%, lower in 1996 compared with 1995. Unfavorable currency effects accounted for one-half of this decline with the balance attributable to lower revenues. However, the company aggressively managed its procurement costs of raw materials and continued its cost management efforts under the manufacturing rationalization initiative discussed below. These efforts lowered the cost of production to maintain gross profit as a percent of sales at 32% for 1996.

The company has continued to lower its operating costs through aggressive cost management. This included a worldwide freeze on salary increases and hiring throughout all of 1996 and the manufacturing rationalization and organizational realignment initiatives that began in 1993. Employee levels, excluding acquisitions and divestitures during the year, were reduced by nearly 6% at December 31, 1996, compared with December 31, 1995, as retiring or departing employees were not replaced. The company's manufacturing costs and selling, administrative and technology expenses in 1996 were each lower than in 1995 and, in the aggregate, declined nearly 6%, or $40 million. Currency had a favorable effect on costs and accounted for approximately 25% of this reduction. In 1997, the company has eliminated the freeze on salary increases.

                                 1993           1994           1995         1996
                                 ----           ----           ----         ----
RESEARCH TESTING & DEVELOPMENT
  (millions)                    $171.5         $165.5         $179.6       $161.0

Research, testing and development expenses (technology expenses) decreased 10% in 1996 compared with 1995. In addition to the effects of cost management strategies discussed above, the decrease was due to reduced testing requirements for product specifications primarily within driveline and engine oils. The effect of currency on technology expenses was not significant. Product standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new emissions, efficiency, durability and other performance factors. The company expects additional new performance specifications in 1998 for heavy-duty engine oils and, in 2000, for passenger car engine oils. These changes will influence the timing and amount of technology expenses in the future.

Primarily as a result of the above factors, total costs and expenses declined $65.5 million in 1996, offsetting the revenue decline for the year.

During 1996, the company completed the divestiture of substantially all of its agribusiness assets comprised of its equity investment in Mycogen Corporation and the assets of the company's wholly-owned subsidiary, SVO Specialty Products, Inc. (SVO). These transactions generated cash proceeds of $149.0 million and, after losses on other investment activity, resulted in the $53.3 million ($34.6 million or $.57 per share after taxes) gain on investments. The $38.5 million gain ($.39 per share after taxes) recognized in 1995 was from the sale of Genentech common stock. (See Note 8 to the financial statements.) The company has substantially liquidated its non-strategic investments and does not anticipate significant investment gains in 1997.

The company transacts business in over 100 countries and has a number of operating facilities in countries outside of the United States. As a result, the company is subject to business risks inherent in non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located. While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility. Generally, the income statement effect of changes in the dollar value of foreign currencies is partially or wholly offset by the company's ability to make corresponding price changes in local currency. The company's consolidated net income will generally benefit as foreign currencies increase in value compared with the U.S. dollar and will generally decline as foreign currencies decrease in value. The U.S. dollar strengthened during 1996 as compared with exchange rates in effect during 1995, particularly against the French franc, German deutsche mark and Japanese yen, causing an unfavorable effect on 1996 net income of $4.9 million or $.08 per share.

Interest expense, net of interest income, declined $2.4 million in 1996 compared with 1995. Proceeds collected from the sale of investments were used to temporarily reduce commercial paper borrowings and acquire short-term investments until used in the company's share repurchase program. The average daily balance of total debt outstanding during 1996 was $188 million as compared with $203 million for 1995.

                                       17               THE LUBRIZOL CORPORATION

As a result of the factors discussed above and the 1995 provision for asset impairment (discussed below), 1996 net income was $169.8 million, an increase of 12% or $18.2 million from 1995. Earnings per share for 1996 was $2.80, or 18% higher than in 1995 and reflected the impact of the company's share repurchase program. Excluding the gains on investments from both years and the provision for asset impairment in 1995, net income increased to $135.2 million from $132.8 million in 1995, a 2% increase. The corresponding earnings per share of $2.23 in 1996 was a 7% increase from the $2.08 earnings per share in 1995.

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

For the year, sales volume declined in 1995 compared with 1994, principally in international markets. North American volume declined less than 1% from 1994. International volume declined 3% mainly because of the cessation of spot business with certain customers in the Middle East due to a U.S. Presidential Order restricting such trade. Excluding from the comparison this 1994 spot business, which occurred during the first half of the year, international volume increased 1%, and worldwide volume in 1995 was even with 1994. Sequentially, volume declined 3% in North America and 4% internationally in the second half compared with the first half of 1995 as demand for engine oil lubricants in North America and Europe weakened, causing lower additive shipment volumes.

Gross profit increased 2% to $532.4 million in 1995 from $520.7 million in 1994. Despite lower volume, the amount of gross profit increased as higher average selling prices, aided by favorable currency and mix, more than offset an increase in average material cost of 9%, over half of which was due to the effects of currency and mix. However, gross profit as a percent of sales declined to 32.1% in 1995 from 32.7% in 1994 as raw material costs increased faster than selling prices and, combined with slightly higher manufacturing costs and lower volumes, negatively impacted margin percentage. Sequentially, gross profit percentage declined to 30.5% in the second half of 1995 compared with 33.6% in the first half due to the effect of unfavorable price/mix, less favorable currency, higher raw material costs and lower volume.

The company's manufacturing rationalization and organizational realignment initiatives have slowed the rate of increase in the company's cost and expenses. The company's manufacturing expenses, as well as its selling and administrative expenses, increased 3% in 1995 as compared with 1994. Excluding increases in expenses due to currency translation and an acquisition made during 1995, manufacturing costs and selling and administrative expenses were each level with the 1994 amounts.

Technology expenses increased 9% to $179.6 million. Technology expenses increased, as anticipated, due to worldwide testing programs for the engine oils, driveline oils and fuel products areas together with a greater emphasis on longer-term strategic research.

Primarily as a result of the above factors, total cost and expenses increased $7.0 million more than the increase in total revenues in 1995.

The company recorded a provision for asset impairment of $9.5 million ($.10 per share after taxes) in the fourth quarter of 1995. This charge related primarily to an intermediate processing unit that became permanently impaired due to a change in product formulation caused by a new industry-wide product specification.

The company sold all of its remaining shares of Genentech, Inc. common stock during the first half of 1995 and realized a pretax gain of $38.5 million ($.39 per share after taxes). During 1994, the company had a pretax gain on the sale of Genentech common stock of $41.2 million ($.41 per share after taxes).

Other income - net, was $7.1 million in 1995 compared with $7.3 million in 1994 (see Note 9 to the financial statements). Other income was impacted by equity losses recognized from the company's investment in Mycogen Corporation and by other transactions involving Mycogen. Mycogen's results are seasonal with the majority of its income recorded in the first half of the calendar year and losses recorded in the second half. The company recorded equity losses from Mycogen of $5.4 million in 1995 compared with equity losses of $.1 million in 1994. In late 1995, the company recognized a noncash gain of $4.5 million, representing an increase in the value of the company's ownership interest in the net assets of Mycogen, when Mycogen issued new common shares to another investor.

THE LUBRIZOL CORPORATION               18

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

Excluding the gains realized from sale of Genentech common stock in 1995 and 1994 and the provision for asset impairment in 1995, net income decreased 11% to $132.8 million in 1995 compared with $148.8 million in 1994. The corresponding earnings per share of $2.08 in 1995 declined 8% compared with $2.26 in 1994.

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

The company continued its program of selling its investment in Genentech common stock. During 1994, the company sold shares of Genentech common stock resulting in pretax gains of $41.2 million.

Other income - net increased $6.8 million primarily due to improved equity earnings from the company's investment in Mycogen, including its agribusiness joint venture, net of a gain on the sale of an agribusiness investment in 1993.

As a result of the above factors and a decrease in interest expense, consolidated income before taxes increased $131.8 million from 1993. Excluding the gain on the sales of Genentech stock and the 1993 special charge, income before taxes increased $46.7 million or 29% from 1993.

The company made donations of Genentech common stock during 1994 (see Note 9 to the financial statements) which reduced the company's 1994 effective tax rate by 2%. This benefit was nonrecurring.

Excluding gains on the sales of Genentech common stock, the 1993 special charge ($.83 per share after taxes) and accounting changes effective January 1, 1993, relating to postretirement benefits and income taxes ($39.4 million or $.58 per share after taxes), net income was $148.8 million in 1994 compared with $113.5 million in 1993, and the related earnings per share amounts improved by 35% to $2.26 in 1994 from $1.67 in 1993. In 1994, there was not a significant net earnings effect due to foreign currency fluctuations.


                                       19               THE LUBRIZOL CORPORATION

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

RETURN ON AVERAGE SHAREHOLDERS' EQUITY was 20% in 1996, 18% in 1995 and 22% in 1994. Excluding gains on investments from each year and the 1995 asset impairment charge, return on average shareholders' equity was 16% in 1996 and 1995 and 19% in 1994.

                                 1993           1994           1995         1996
                                 ----           ----           ----         ----
RETURN ON EQUITY* (percent)       15%            19%            16%          16%

*(Before investment gains, the 1995 provision for asset impairment and the 1993 special charge and accounting changes.)



WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

The company's cash flows for the years 1994 through 1996 are presented in the consolidated statements of cash flows. Cash provided from operating activities in 1996 increased 23%, or $43.6 million, to $231.0 million compared with $187.4 million generated in 1995. This increase is primarily attributable to the benefits of the company's programs to modify its cost structure and reduce operating costs and the reduction of inventory levels. Excluding cash and short-term investments, working capital has been reduced by $40.6 million, or 12%, from December 31, 1995, approximately 50% of which was due to liquidation of SVO inventories and receivables prior to the sale of its assets in September 1996.

                                 1993           1994           1995         1996
                                 ----           ----           ----         ----
CASH PROVIDED FROM OPERATING
  ACTIVITIES (millions)         $162.5         $156.8         $187.4       $231.0

Over the past several years the company has divested its marketable securities, primarily Genentech common stock, and its non-strategic assets, primarily agribusiness assets. The after-tax proceeds from these activities have been used in the company's share repurchase program discussed below. Proceeds from the sale of investments for 1996 were comprised principally of $126.2 million from the sale of Mycogen and $22.8 million from the sale of SVO assets. Proceeds from the sale of investments in 1995 and 1994 were from the sale of Genentech common stock. (See Note 8 to the financial statements.)

Capital expenditures for 1996 were $94.3 million, one-half the level of 1995. Capital expenditures during 1995 reached record levels, as the company completed several large construction projects to enhance or maintain production capabilities at plant facilities principally in the United States and France, as well as investing in new corporate administrative and technical facilities. As expected, the level of capital spending declined sharply in 1996 due to the completion of these projects. Approximately 65% of 1996 capital expenditures (and 70% of 1995) pertained to manufacturing plants to enhance or maintain production capabilities, including maintaining facilities in compliance with environmental and safety regulations. Capital spending for environmental and safety projects totaled $8 million in 1996, $37 million in 1995 and $20 million in 1994. Capital spending on environmental projects was substantially lower in 1996 compared with 1995 due to the timing of completion of the related projects. Capital expenditures for 1997 are estimated at $110 million, including approximately $30 million to be expended in 1997 as part of a multi-year project to implement a new global computer-based information system.

In December 1996, the company acquired CPI Engineering Services, Inc., a formulator of specialty synthetic lubricants used by original equipment manufacturers in air and refrigeration compressors, for $24.6 million in cash. Also in 1996, the company invested $2.7 million in two joint ventures in China. The company is prepared to invest further capital in China during 1997 to strengthen the company's position in this rapidly growing market.

                                 1993          1994           1995         1996
                                 ----          ----           ----         ----
CAPITALIZATION (millions)
  EQUITY                         $732.2        $832.0         $849.0      $819.4
  TOTAL DEBT                      $69.6        $167.9         $247.1      $198.5

The company had net repayments on short- and long-term debt totaling $43.6 million, which when combined with currency effects, reduced total borrowings outstanding by $48.6 million, or 20%, at December 31, 1996, versus 1995. This decrease was the result of improved cash flow and lower capital expenditures. In June 1995, the company publicly issued $100 million of 7.25%, 30-year debentures and used the net proceeds to repay a portion of the commercial paper borrowings then outstanding. Debt as a percent of capitalization (shareholders' equity plus short- and long-term debt) declined to 20% at December 31, 1996, compared with 23% at December 31, 1995. Management plans to maintain the percentage of debt to capitalization within a range of 20 to 25 percent to leverage its financial strength while still retaining financial flexibility for future opportunities.

The company maintains an active share repurchase program. In 1996, the company repurchased 4.5 million, or 7% of its shares outstanding at the beginning of the year, for $135.2 million using the after-tax proceeds generated from the sale of its Mycogen investment and SVO assets. In 1995 and 1994, the company expended $66.6 million and $68.3 million, respectively, to repurchase its shares. Since the beginning of 1994, the company has repurchased 13% of its shares outstanding. The company plans to expend at least $40 million during 1997 in its repurchase program, and at December 31, 1996, had 2.6 million shares remaining under its current share repurchase authorization.

THE LUBRIZOL CORPORATION               20

Primarily as a result of these activities and the payment of dividends, total debt, net of cash and short-term investments, decreased $73.1 million to $143.4 million at December 31, 1996.

The company's financial position continues to be strong with a ratio of current assets to current liabilities of 2.6 to 1 at December 31, 1996, compared to 2.4 to 1 at December 31, 1995. At December 31, 1996, the company had unused revolving credit agreements and other credit lines aggregating $95 million. As described in Note 5 to the financial statements, the company has the ability to refinance up to $56.6 million of its outstanding commercial paper on a long-term basis under existing revolving credit agreements. Management believes the company's credit facilities and internally generated funds will be sufficient to meet its future capital needs.

The company is involved in patent litigation with Exxon Corporation in various countries. Refer to Note 18 to the financial statements for further discussion regarding this litigation.

CAUTIONARY STATEMENT FOR "SAFE HARBOR" PURPOSES UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Shareholders" from W.
G. Bares, Chairman, President, and Chief Executive Officer of the company, contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the company, that could cause actual results of the company to differ materially from those matters expressed in or implied by such forward-looking statements.

The company believes that the following factors, among others, could affect its future performance and cause actual results of the company to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the company:

- the overall demand for lubricant additives on a worldwide basis, which has been slowing in mature markets such as North America and Europe;

- the lubricant additive demand in Asia-Pacific and Latin America, which has been growing at significantly higher rates than mature markets, along with lubricant additive demand in developing regions such as China and the former Soviet Union, which geographic areas are an announced focus of the company's activities;

- technology developments that affect longer-term trends for lubricant additives, such as: improved engine design, fuel economy, longer oil drain intervals and emission system compatibility;

- the company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

- the frequency of change in industry performance standards, which affects the level and timing of the company's technology costs, the product life cycles and the relative quantity of additives required for new specifications;

- the rate of progress in reducing complexities and conversion costs and in modifying the company's cost structure to maintain and enhance its competitiveness;

- the success of the company in strengthening relationships with lubricant additive customers, growing sales at targeted accounts, and expanding geographically;

- the extent to which the company is successful in expanding beyond its core lubricant additives businesses;

- the recoveries, judgments, costs, and future impact of legal proceedings, including those relating to intellectual property litigation with Exxon Corporation and its affiliates;

- the potential impact of consolidation among lubricant additive manufacturers;

-    the relative degree of price pressure for lubricant additives;

- the cost, availability and quality of raw materials, including petroleum-based products, required for the manufacture of lubricant additives;

- the effects of fluctuations in currency exchange rates upon the company's reported results from its international operations, together with noncurrency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic, and regulatory factors; and

- changes in significant government regulations affecting environmental compliance.

                                       21               THE LUBRIZOL CORPORATION

INDEPENDENT AUDITORS' REPORT                      DELOITTE & TOUCHE LLP LOGO

To the Shareholders and Board of Directors of The Lubrizol Corporation

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 4, 1997


THE LUBRIZOL CORPORATION               22

CONSOLIDATED STATEMENTS OF INCOME
                                                                         Year Ended December 31
                                                             ----------------------------------------------
(In Thousands of Dollars Except Per Share Data)                   1996             1995              1994
-----------------------------------------------------------------------------------------------------------
Net sales ..................................................   $1,592,877       $1,657,821       $1,592,750

Royalties and other revenues ...............................        4,685            5,773            6,244
                                                               ----------       ----------       ----------

       Total revenues ......................................    1,597,562        1,663,594        1,598,994

Cost of sales ..............................................    1,083,394        1,125,386        1,072,025

Selling and administrative expenses ........................      158,633          163,493          159,459

Research, testing and development expenses .................      160,978          179,649          165,480
                                                               ----------       ----------       ----------

       Total cost and expenses .............................    1,403,005        1,468,528        1,396,964

Provision for asset impairment .............................                        (9,489)

Gain on investments ........................................       53,280           38,459           41,235

Other income - net .........................................        6,012            7,150            7,332

Interest income ............................................        7,714            4,764            4,011

Interest expense ...........................................      (10,955)         (10,376)          (3,149)
                                                               ----------       ----------       ----------

Income before income taxes .................................      250,608          225,574          251,459

Provision for income taxes .................................       80,806           73,959           75,884
                                                               ----------       ----------       ----------

Net income .................................................   $  169,802       $  151,615       $  175,575
                                                               ==========       ==========       ==========

Net income per share .......................................        $2.80            $2.37            $2.67
                                                                    =====            =====            =====

Dividends per share ........................................        $ .97            $ .93            $ .89
                                                                    =====            =====            =====

The accompanying notes to financial statements are an integral part of these statements.

                                       23               THE LUBRIZOL CORPORATION

CONSOLIDATED BALANCE SHEETS
                                                                       December 31
                                                               ---------------------------
(In Thousands of Dollars)                                         1996              1995
------------------------------------------------------------------------------------------
ASSETS

Cash and short-term investments .............................. $    55,073      $   30,579

Receivables ..................................................     238,401         255,377

Inventories ..................................................     251,905         310,539

Other current assets .........................................      39,720          43,199
                                                               -----------      ----------

       Total current assets ..................................     585,099         639,694
                                                               -----------      ----------

Property and equipment - at cost .............................   1,529,187       1,477,764

Less accumulated depreciation ................................     821,873         784,798
                                                               -----------      ----------

       Property and equipment - net ..........................     707,314         692,966
                                                               -----------      ----------

Investments in nonconsolidated companies .....................      29,821         100,655

Other assets .................................................      79,881          58,705
                                                               -----------      ----------

              TOTAL .......................................... $ 1,402,115      $1,492,020
                                                               ===========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt ........ $    40,871      $   52,685

Accounts payable .............................................      99,676         125,120

Income taxes and other current liabilities ...................      86,563          87,786
                                                               -----------      ----------

       Total current liabilities .............................     227,110         265,591
                                                               -----------      ----------

Long-term debt ...............................................     157,628         194,423

Postretirement health care obligation ........................     105,463         102,653

Noncurrent liabilities .......................................      47,284          53,223

Deferred income taxes ........................................      45,254          27,147
                                                               -----------      ----------
       Total liabilities .....................................     582,739         643,037
                                                               -----------      ----------

Contingencies and commitments

Preferred stock without par value - unissued

Common shares without par value - outstanding 58,522,676
   shares in 1996 and 62,951,288 shares in 1995 ..............      78,534          83,254

Retained earnings ............................................     744,310         762,747

Other shareholders' equity ...................................      (3,468)          2,982
                                                               -----------      ----------

       Total shareholders' equity ............................     819,376         848,983
                                                               -----------      ----------

              TOTAL .......................................... $ 1,402,115      $1,492,020
                                                               ===========      ==========


The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION               24

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                       Year Ended December 31
                                                               -------------------------------------------
(In Thousands of Dollars)                                          1996            1995            1994
----------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):
OPERATING ACTIVITIES:

Net income ...............................................      $ 169,802       $ 151,615       $ 175,575

Adjustments to reconcile net income to cash provided by operating activities:

     Depreciation and amortization .......................         80,964          74,247          65,934

     Deferred income taxes ...............................         23,074          16,899          19,797

     Provision for asset impairment ......................                          9,489

     Gain on investments .................................        (53,280)        (38,459)        (41,235)

     Change in current assets and liabilities, net of acquisitions and dispositions:

         Receivables .....................................          9,834            (386)        (20,682)

         Inventories .....................................         46,658          (7,885)         (3,150)

         Accounts payable and accrued expenses ...........        (38,693)         (3,768)        (17,745)

         Other current assets ............................         (1,610)           (175)        (12,921)

   Change in noncurrent liabilities ......................         (1,317)         (2,486)          3,246

   Other items - net .....................................         (4,430)        (11,729)        (11,982)
                                                                ---------       ---------       ---------

              Total operating activities .................        231,002         187,362         156,837

INVESTING ACTIVITIES:

Proceeds from sale of investments ........................        149,603          40,160          43,582

Capital expenditures .....................................        (94,297)       (189,259)       (160,527)

Acquisitions and investments in nonconsolidated companies         (27,309)         (3,521)         (1,734)

Other - net ..............................................          4,357           3,654           1,488
                                                                ---------       ---------       ---------

              Total investing activities .................         32,354        (148,966)       (117,191)

FINANCING ACTIVITIES:

Short-term borrowing (repayment) .........................        (52,890)        (18,676)         38,359

Long-term borrowing ......................................         28,425         100,064          56,741

Long-term repayment ......................................        (19,141)         (2,746)         (2,370)

Dividends paid ...........................................        (59,033)        (59,414)        (58,588)

Common shares purchased, net of options exercised ........       (133,926)        (64,792)        (64,372)
                                                                ---------       ---------       ---------

              Total financing activities .................       (236,565)        (45,564)        (30,230)

Effect of exchange rate changes on cash ..................         (2,297)          1,368           2,743
                                                                ---------       ---------       ---------

Net increase (decrease) in cash and short-term
  investments ............................................         24,494          (5,800)         12,159

Cash and short-term investments at the beginning of year .         30,579          36,379          24,220
                                                                ---------       ---------       ---------

Cash and short-term investments at the end of year .......      $  55,073       $  30,579       $  36,379
                                                                =========       =========       =========


The accompanying notes to financial statements are an integral part of these statements.

                                       25               THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                    Shareholders' Equity
                                                                         -------------------------------------------
                                                          Number of                                        Other
                                                            Shares         Common        Retained      Shareholders'
                                                         Outstanding       Shares        Earnings         Equity
--------------------------------------------------------------------------------------------------------------------
                                                                                 (In Thousands of Dollars)
BALANCE, DECEMBER 31, 1993 .......................       66,590,028       $ 80,830       $ 683,269       $(31,863)

Net income 1994 ..................................                                         175,575

Cash dividends ...................................                                         (58,588)

Change in unrealized gain on marketable
   securities ....................................                                                         23,169

Translation adjustment for 1994 ..................                                                         22,141

Common shares - Treasury:

   Shares purchased ..............................       (2,007,721)        (2,528)        (65,723)

   Shares issued upon exercise of stock options ..          208,210          3,879

   Other .........................................           54,043          1,878
                                                         ----------       --------       ---------       --------



BALANCE, DECEMBER 31, 1994 .......................       64,844,560         84,059         734,533         13,447

Net income 1995 ..................................                                         151,615

Cash dividends ...................................                                         (59,414)

Change in unrealized gain on marketable
  securities .....................................                                                        (23,169)

Translation adjustment for 1995 ..................                                                         12,704

Common shares - Treasury:

   Shares purchased ..............................       (1,982,969)        (2,604)        (63,987)

   Shares issued upon exercise of stock options ..           89,697          1,799
                                                         ----------       --------       ---------       --------


BALANCE, DECEMBER 31, 1995 .......................       62,951,288         83,254         762,747          2,982

Net income 1996 ..................................                                         169,802

Cash dividends ...................................                                         (59,033)

Translation adjustment for 1996 ..................                                                         (6,450)

Common shares - Treasury:

   Shares purchased ..............................       (4,496,427)        (5,982)       (129,206)

   Shares issued upon exercise of stock options ..           67,815          1,262
                                                         ----------       --------       ---------       --------


BALANCE, DECEMER 31, 1996 .......................        58,522,676       $ 78,534       $ 744,310       $ (3,468)
                                                         ==========       ========       =========       ========



The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION               26

NOTES TO FINANCIAL STATEMENTS

(In Thousands of Dollars Unless Otherwise Indicated)


NOTE 1 - NATURE OF OPERATIONS
The Lubrizol Corporation is a full-service supplier of performance chemicals and products to diverse markets worldwide. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company develops, produces and sells specialty additive systems for gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. The company also supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

The company's sales and receivables are concentrated in the oil and chemical industries. The company's additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. Approximately 40% of the company's sales are made to customers in North America, 33% in Europe and 27% in Asia-Pacific, Middle East and Latin America. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 44% of consolidated sales in 1996 and 1995 and 45% in 1994. Although the largest single customer in each year accounted for 10% of sales in 1996 and 1995 and 9% in 1994, these customers are made up of a number of separate entities that the company believes make independent purchasing decisions.

NOTE 2 - ACCOUNTING POLICIES
CONSOLIDATION - The consolidated financial statements include the accounts of The Lubrizol Corporation and its majority-owned subsidiaries. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership, unless temporary, exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee (see
Note 4).

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

CASH EQUIVALENTS - The company generally invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents as they are part of the cash management activities of the company and are comprised primarily of investments having maturities when purchased of three months or less.

INVENTORIES - Inventories are stated at cost which is not in excess of market. Cost of inventories is determined by the last-in, first-out (LIFO) method in the United States and on the first-in, first-out (FIFO) method elsewhere.

DEPRECIATION AND AMORTIZATION - Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment which comprise approximately 30% of the depreciable assets. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land improvements and range from 3 to 20 years for machinery and equipment. Amortization of intangible and other assets is on a straight-line method over periods ranging from 5 to 25 years.

RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed when incurred. Research and development expenses, excluding testing, were $93.4 million, $104.9 million and $90.7 million in 1996, 1995 and 1994, respectively.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation gains (losses) are recorded as a component of other shareholders' equity and totaled $(3,468), $2,982 and $(9,722) at December 31, 1996, 1995 and 1994, respectively.

                                       27               THE LUBRIZOL CORPORATION

PER SHARE AMOUNTS - Net income per share has been computed by dividing net income by the average number of common shares outstanding during the period. Net income per share has not been adjusted for the effect of stock options as the dilution effect would be less than 3% in any year.

NOTE 3 - INVENTORIES

                                                          1996              1995
                                                      --------          --------
Finished products ..........................          $ 88,176          $102,628

Products in process ........................            77,910            96,061

Raw materials ..............................            66,590            89,267

Supplies and engine test parts .............            19,229            22,583
                                                      --------          --------
                                                      $251,905          $310,539
                                                      ========          ========

Inventories on the LIFO method were 25% and 26% of consolidated inventories at December 31, 1996 and 1995, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 1996 and 1995, by $49.1 million and $51.0 million, respectively. During 1996, the company sold its specialty vegetable oil assets (see Note 8), which had inventories at December 31, 1995, of $29.6 million.

NOTE 4 - INVESTMENTS IN
NONCONSOLIDATED COMPANIES

                                                          1996              1995
                                                      --------          --------
Investments carried at equity ..............          $ 22,551          $ 60,029

Investments available-for-sale .............             6,234

Investments carried at cost ................             1,036            40,626
                                                      --------          --------
                                                      $ 29,821          $100,655
                                                      ========          ========

During 1996, the company sold its investment in Mycogen Corporation, including its remaining interest in Agrigenetics, Inc. (AGI), a joint venture between the company and Mycogen (see Note 8). At December 31, 1995, Mycogen-related investments had book values of $40.3 million carried at equity and $31.5 million carried at cost.

The company holds investments in securities of certain publicly traded companies. At December 31, 1996, these investments were classified as available-for-sale and their market values approximated their costs. At December 31, 1995, these investments were accounted for on the cost basis due to restrictions placed on such securities.

NOTE 5 - SHORT-TERM AND LONG-TERM DEBT

                                                         1996              1995
                                                    ---------         ---------
Long-term debt consists of:

7.25% debentures, due 2025 .................        $ 100,000         $ 100,000

Debt supported by long-term
   banking arrangements:

   Commercial paper at weighted
     average rates of approximately 6% .....                             56,625

   6.5% Marine terminal refunding
     revenue bonds, due 2000 ...............           18,375            18,375

Term loans:

   Yen denominated, at 2.8% to 5.8%,
     due 1997-2002 .........................           26,232            21,508

   Deutsche mark denominated,
     at 6.8% due 1996 ......................                             16,748

   Deutsche mark denominated,
     at 4.9% due 1999 ......................           16,884

Other (4.3% in 1996 and 7.1% in 1995) ......              403             1,365
                                                    ---------         ---------
                                                      161,894           214,621

Less current portion .......................           (4,266)          (20,198)
                                                    ---------         ---------
                                                    $ 157,628         $ 194,423
                                                    =========         =========
Short-term debt consists of:

Commercial paper at weighted
   average rates of approximately 6% .......        $  34,200         $  17,375

Other short-term debt at weighted
   average rates of 3.3% and 2.1% ..........            2,405            15,112

Current portion of long-term debt ..........            4,266            20,198
                                                    ---------         ---------
                                                    $  40,871         $  52,685
                                                    =========         =========

In June 1995, the company publicly issued debentures in the aggregate principal amount of $100 million. These debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25% payable semi-annually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements.

Commercial paper debt is due within one year. The company has credit facilities, which were unused at December 31, 1996, aggregating $95 million, including $75 million in committed revolving credit agreements which would permit the company to borrow at or below the U.S. prime rate. These facilities permit the company to refinance for a period beyond one year the amount due under the Marine Terminal Refunding Revenue Bonds, whose bondholders have the right to put the bonds back to the company, and up to $56.6 million of commercial paper borrowings. Accordingly, the portion of this debt expected to remain outstanding throughout the following year is classified as long-term at each balance sheet date.

THE LUBRIZOL CORPORATION               28

Amounts due on long-term debt are $4.3 million in 1997, $12.4 million in 1998, $22.0 million in 1999, $20.9 million in 2000, $1.5 million in 2001 and $100.8 million thereafter.

The company has an interest rate swap agreement that effectively converts variable rate interest payable on $18.4 million of Marine Terminal Refunding Revenue Bonds due July 1, 2000, to a fixed rate of 6.5%. In addition, during 1995, the company entered into 10-year interest rate swap agreements, which expire in March 2005, that exchange variable rate interest obligations on $50 million notional principal amount for a fixed payment obligation of 7.6% (see
Note 15).

Interest paid, net of amounts capitalized, amounted to $10.4 million, $9.8 million and $3.0 million during 1996, 1995 and 1994, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 1996, 1995 and 1994 amounted to $3.0 million, $4.3 million and $3.8 million, respectively.

NOTE 6 - OTHER BALANCE SHEET INFORMATION

Receivables:                                         1996                   1995
                                                 --------               --------
Customers ........................               $213,308               $221,557

Affiliates .......................                  6,582                  9,993

Other ............................                 18,511                 23,827
                                                 --------               --------
                                                 $238,401               $255,377
                                                 ========               ========

Receivables are net of allowance for doubtful accounts of $1.2 million in 1996 and $2.2 million in 1995. During 1996, the company sold its specialty vegetable oil business which had receivables of $12.4 million at December 31, 1995 (see
Note 8).

Property and Equipment:                                 1996                1995
                                                  ----------          ----------
Land and improvements ..................          $  105,071          $  101,457

Buildings and improvements .............             274,420             264,580

Machinery and equipment ................           1,081,850           1,002,678

Construction in progress ...............              67,846             109,049
                                                  ----------          ----------
                                                  $1,529,187          $1,477,764
                                                  ==========          ==========

In late 1996, the company began a multi-year project to implement a computer system to support its global information processing and access needs. Direct internal and external costs subsequent to the preliminary stage of this project are being capitalized as property and equipment. Capitalized costs will be amortized over the estimated useful life beginning when each site installation or module is complete and ready for its intended use. Other capitalized software, previously reported within Other Assets (cost of $30.7 million and accumulated amortization of $14.6 million at December 31, 1995), has been reclassified to conform with the current presentation.

Depreciation and amortization of property and equipment, including software, was $78.7 million in 1996, $71.8 million in 1995 and $63.9 million in 1994.

Other Assets:                                             1996              1995
                                                       -------           -------
Goodwill and other intangibles .............           $46,585           $29,793

Deferred income taxes ......................             4,149             9,928

Other ......................................            29,147            18,984
                                                       -------           -------
                                                       $79,881           $58,705
                                                       =======           =======

On December 11, 1996, the company purchased CPI Engineering Services, Inc. (CPI) for cash of $24.6 million. CPI develops, formulates and markets lubricants primarily for the air compressor and refrigeration markets. Goodwill of $16.0 million was recognized related to this acquisition and will be amortized on a straight-line basis over 15 years. CPI's operating results are not material to the company's consolidated financial statements.

Accumulated amortization of intangible and other assets was $12.2 million and $9.9 million at December 31, 1996 and 1995, respectively.

Accounts Payable:                                     1996                  1995
                                                  --------              --------
Trade ..............................              $ 99,593              $118,639

Affiliates .........................                    83                 6,481
                                                  --------              --------
                                                  $ 99,676              $125,120
                                                  ========              ========

Income Taxes and
Other Current Liabilities:                            1996                  1995
                                                  --------              --------
Employee compensation ....................        $ 35,463              $ 33,256

Income taxes .............................          12,914                10,707

Taxes other than income ..................          10,893                13,912

Other ....................................          27,293                29,911
                                                  --------              --------
                                                  $ 86,563              $ 87,786
                                                  ========              ========

Noncurrent Liabilities:                               1996                  1995
                                                  --------              --------
Employee benefits ....................            $ 33,239              $ 33,998

Other ................................              14,045                19,225
                                                  --------              --------
                                                  $ 47,284              $ 53,223
                                                  ========              ========

NOTE 7 - SHAREHOLDERS' EQUITY
The company has 147 million authorized shares consisting of 2 million shares of Serial Preferred Stock, 25 million shares of Serial Preference Shares and 120 million Common Shares, each of which is without par value. The outstanding Common Shares shown on the balance sheets exclude Common Shares held in treasury of 27,673,218 and 23,244,606 at December 31, 1996 and 1995, respectively.

                                       29               THE LUBRIZOL CORPORATION

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

NOTE 8 - GAIN ON INVESTMENTS
During 1996, the company completed the divestiture of its former agribusiness assets through the sale of its investments in Mycogen Corporation and AGI, and the sale of substantially all the assets of SVO Specialty Products, Inc. (SVO), a wholly-owned subsidiary. In January 1996, the company exchanged its remaining interest in AGI and all of its Mycogen Series A Preferred Stock into Mycogen Common Stock. In February 1996, the sale of the company's interest in Mycogen was completed, and the company realized cash proceeds of $126.2 million and recognized a pretax gain of $49.3 million, after transaction and other related costs.

In January 1996, the company sold certain rights to its SVO oil seed technology to Mycogen and recognized a pretax gain of $8.0 million. Cash proceeds were collected of $2.0 million in January 1996 and $2.5 million in January 1997 with $3.5 million due in January 1998. In September 1996, the company sold the assets of SVO, excluding a seed crushing plant, for cash of $20.8 million. Net of a $5.9 million provision to reduce the seed crushing plant to its estimated net realizable value, no gain or loss has been recognized on this sale. SVO revenues were $33.4 million in 1996 compared with $44.0 million in 1995. SVO operations were not material to the company's financial position or results of operations.

The company recognized pretax gains on the transactions described above of $57.3 million, after transaction costs and other related expenses of $4.9 million. Losses on other investment activity reduced the gain on investments to $53.3 million. On an after-tax basis these gains contributed $.57 per average share outstanding for the year 1996.

During the first half of 1995, the company sold all of its remaining shares of Genentech Inc. common stock and received proceeds of $40.2 million, generating gross realized gains of $38.5 million. Sales of Genentech common stock generated proceeds of $43.6 million and gross realized gains of $41.2 million in 1994. On an after-tax basis these gains contributed $.39 per share in 1995 and $.41 per share in 1994. The company determined the gross realized gains using the average cost method. The investment in Genentech was reported at fair value in the company's balance sheets, until sold, as investments available-for-sale, with changes in unrealized gains recorded in other shareholders' equity.

NOTE 9 - OTHER INCOME
Other income - net consists of the following:

                                             1996            1995           1994
                                         --------         -------         ------
Equity earnings (losses)
   of nonconsolidated
   companies ....................        $  4,350         $(2,081)        $2,972

Gain on donations of
   Genentech stock ..............                                         13,967

Donations of Genentech
   stock to The Lubrizol
   Foundation ...................                                        (14,581)

Gain on investee
   stock issuance ...............                           4,530

Other - net .....................           1,662           4,701          4,974
                                         --------         -------         ------
                                         $  6,012         $ 7,150         $7,332
                                         ========         =======         ======

Included above are equity losses from Mycogen of $5.4 million and $.1 million in 1995 and 1994, respectively, and in both of 1995 and 1994, preferred dividend income of $1.5 million. Gains on investee stock issuance represents a noncash gain, from the increase in the value of the company's ownership interest in the net assets of Mycogen, due to Mycogen's issuance of new shares in 1995 at a price in excess of the company's carrying value per share. (See Note 8).

NOTE 10 - INCOME TAXES
The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. In estimating future tax consequences, the company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

Income before income taxes consists of the following:

                                        1996              1995              1994
                                    --------          --------          --------
United States ............          $196,390          $136,801          $163,508

Foreign ..................            54,218            88,773            87,951
                                    --------          --------          --------
Total ....................          $250,608          $225,574          $251,459
                                    ========          ========          ========

THE LUBRIZOL CORPORATION               30

The provision for income taxes consists of the following:

                                        1996              1995              1994
                                     -------           -------           -------
Current:

United States ............           $39,688           $28,294           $28,698

Foreign ..................            18,044            28,766            27,389
                                     -------           -------           -------
                                      57,732            57,060            56,087
                                     -------           -------           -------
Deferred:

United States ............            16,842             8,334            12,605

Foreign ..................             6,232             8,565             7,192
                                     -------           -------           -------
                                      23,074            16,899            19,797
                                     -------           -------           -------
Total ....................           $80,806           $73,959           $75,884
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

                                             1996           1995           1994
                                         --------       --------        --------
Tax at statutory rate of 35% ......      $ 87,713       $ 78,951        $ 88,011

Foreign sales
   corporation earnings ...........        (3,477)        (4,389)         (3,885)

Equity income .....................        (1,324)          (856)           (812)

Contribution of
   appreciated property ...........                                       (5,050)

Other - net .......................        (2,106)           253          (2,380)
                                         --------       --------        --------
Provision for income taxes ........      $ 80,806       $ 73,959        $ 75,884
                                         ========       ========        ========

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows:


                                                          1996             1995
                                                      --------         --------
Deferred tax assets:

   Accrued compensation and benefits .........        $ 39,522         $ 40,792

   Intercompany profit in inventory ..........          13,107           13,285

   Net operating losses carried forward ......          13,131            9,084

   Equity investments and partnerships .......                            3,864

   Other .....................................           4,949           10,148
                                                      --------         --------
Total gross deferred tax assets ..............          70,709           77,173

Less valuation allowance .....................          (4,239)          (3,565)
                                                      --------         --------
Net deferred tax assets ......................          66,470           73,608
                                                      --------         --------
Deferred tax liabilities:

   Depreciation and
     other basis differences .................          75,869           58,472

   Undistributed foreign equity income .......           4,672            4,458

   Inventory basis differences ...............           3,920            3,557

   Equity investments and partnerships .......           1,271

   Other .....................................           2,533            4,001
                                                      --------         --------
Total gross deferred tax liabilities .........          88,265           70,488
                                                      --------         --------
Net deferred tax assets (liabilities) ........        $(21,795)        $  3,120
                                                      ========         ========

At December 31, 1996, certain foreign subsidiaries have net operating loss carryforwards of $32.6 million for income tax purposes, of which $10.6 million expires in years 1998 through 2003 and $22.0 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance has been recognized to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized. The net change in the total valuation allowance for the years ended December 31, 1996 and 1995, was an increase of $.7 million and an increase of $3.6 million, respectively.

U.S. income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $346.6 million at December 31, 1996. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 1996, 1995 and 1994 amounted to $55.0 million, $56.9 million and $70.9 million, respectively.

NOTE 11 - PENSION AND PROFIT SHARING PLANS
The company has retirement plans, including noncontributory defined benefit pension plans and a profit sharing plan, covering most employees in the United States and at non-U.S. subsidiaries. Pension benefits are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several defined benefit plans are unfunded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

Expense for all retirement plans was $19.6 million in 1996, $20.7 million in 1995 and $24.1 million in 1994, including profit sharing contributions in the U.S. of $5.1 million in 1996, $4.4 million in 1995 and $5.7 million in 1994.

Net periodic pension cost of defined benefit plans consists of:

                                               1996          1995          1994
                                           --------       -------      --------
Service cost - benefits
   earned during period .............      $ 11,097       $10,089      $ 11,454

Interest cost on projected
   benefit obligation ...............        17,690        17,804        16,769

Actual return on plan assets.........       (33,585)      (47,965)        1,510

Net amortization
   and deferral .....................        14,229        31,833       (14,695)
                                           --------       -------      --------
Net periodic pension cost ...........      $  9,431       $11,761      $ 15,038
                                           ========       =======      ========

                                       31               THE LUBRIZOL CORPORATION

The weighted average assumptions used at December 31 were:

                                                   1996         1995         1994
                                                 ------       ------       ------
Discount rate for
   determining funded status ............        7.5%         7.3%         8.2%

Compensation increase ...................        4.5%         4.8%         5.2%

Return on plan assets ...................        8.9%         8.8%         8.6%

The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheets at December 31 are as follows:

                                     1996                         1995
                           ------------------------      ----------------------
                             Assets        Accum.           Assets       Accum.
                             Exceed       Benefits          Exceed      Benefits
                             Accum.        Exceed           Accum.       Exceed
                            Benefits       Assets          Benefits      Assets
                           ---------      --------        ---------     --------
Fair value of
   plan assets ........... $ 264,949      $  6,431        $ 234,819     $  6,328

Projected benefit
   obligation ............  (217,173)      (31,448)        (211,709)     (31,724)
                           ---------      --------        ---------     --------
Plan assets in
   excess of
   (less than)
   projected benefit
   obligation ............    47,776       (25,017)          23,110      (25,396)

Unrecognized
   net transition
   obligation
   (asset) ...............   (11,833)        3,882          (13,206)       4,513

Unrecognized
   net loss (gain) .......   (28,162)          845           (7,508)        (611)

Unrecognized
   prior service
   cost ..................    10,091         2,689           14,208        3,210

Minimum liability
   adjustment ............                  (1,699)                         (906)
                           ---------      --------        ---------     --------
Accrued pension
   asset (liability) ..... $  17,872      $(19,300)       $  16,604     $(19,190)
                           =========      ========        =========     ========

Accumulated
   benefit
   obligation ............ $ 155,071      $ 24,702        $ 152,714     $ 23,928
                           =========      ========        =========     ========

Vested benefits .......... $ 149,318      $ 20,442        $ 146,672     $ 20,170
                           =========      ========        =========     ========

NOTE 12 - POSTRETIREMENT HEALTH CARE
The company provides certain postretirement benefits other than pensions, primarily health care, for retired employees. Currently, substantially all of the company's full-time employees in the U.S. become eligible for these benefits after attaining specified years of service and age 55 at retirement. Participants contribute a portion of the cost of such benefits. The company's postretirement health care plans are not funded.

The status of the U.S. health care plans at December 31 is as follows:

                                                          1996             1995
                                                      --------        ---------
Accumulated postretirement
  benefit obligations:

Retirees .....................................        $ 29,794        $  27,915

Fully eligible active plan participants ......          14,385           16,104

Other active plan participants ...............          19,776           20,004
                                                      --------        ---------
Total accumulated postretirement
   benefit obligation ........................          63,955           64,023

Unrecognized net (loss) gain .................             652           (3,503)

Unrecognized net reduction in
   prior service costs .......................          37,056           40,274
                                                      --------        ---------
Accrued postretirement
   health care costs .........................        $101,663        $ 100,794
                                                      ========        =========

The amount of unrecognized net reduction in prior service costs results from plan amendments in 1994 that changed eligibility requirements and certain cost sharing provisions of the plan and, in 1995, that incorporated assumptions within the health care plan regarding participation in Medicare Risk HMO plans. These reductions in prior service costs do not immediately reduce the accrued postretirement liability, but are amortized as a reduction of expense over the participant's average future service period to full eligibility (remaining amortization period at December 31, 1996, of approximately 12 years).

THE LUBRIZOL CORPORATION               32

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.0% in 1996 (9.75% in 1995), with subsequent annual decrements of .75% to an ultimate trend rate of 5%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately 11% and the aggregate of the service and interest cost components of net postretirement health care cost by approximately 13%. A discount rate of 7.5% was used in determining the accumulated postretirement benefit obligation at December 31, 1996 and 1995.

Net postretirement benefit cost consists of the following components for the company's U.S. plans:

                                            1996            1995            1994
                                         -------         -------         -------
Service cost - benefits
   earned during the year .......        $ 1,501         $ 1,361         $ 2,916

Interest cost on accumu-
   lated postretirement
   benefit obligation ...........          4,817           6,066           7,131

Amortization of
   unrecognized net gains .......         (3,218)         (1,766)
                                         -------         -------         -------
Net postretirement
   health care cost .............        $ 3,100         $ 5,661         $10,047
                                         =======         =======         =======

The company also provides postretirement health care benefits at several of its international locations. Accumulated benefits and net postretirement health care costs for these locations were not significant.

NOTE 13 - LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various office equipment. Rental expense was $16.9 million in 1996, $19.5 million in 1995 and $19.3 million in 1994. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $11.0 million in 1997, $7.6 million in 1998, $4.7 million in 1999, $4.1 million in 2000, $3.7 million in 2001 and $26.1 million thereafter.

NOTE 14 - OPERATIONS IN GEOGRAPHIC AREAS
Financial data by geographic area, based on the location of the subsidiary which shipped and billed the product, is as follows:

                                       1996              1995              1994
                                -----------       -----------       -----------
Revenues from customers:

   United States .........      $   711,781       $   722,879       $   707,103

   Europe ................          480,250           533,920           512,279

   Far East ..............          229,659           225,773           215,632

   Other .................          175,872           181,022           163,980
                                -----------       -----------       -----------
                                  1,597,562         1,663,594         1,598,994
Intercompany transfers:

   United States .........          318,492           319,671           296,693

   Europe ................           26,364            37,556            28,835

   Far East ..............              182               301               360

   Other .................           22,507            30,905            27,717
                                -----------       -----------       -----------
                                    367,545           388,433           353,605
                                -----------       -----------       -----------
Gross revenues ...........        1,965,107         2,052,027         1,952,599

Less: Intercompany
   transfers .............         (367,545)         (388,433)         (353,605)
                                -----------       -----------       -----------
Consolidated revenues ....      $ 1,597,562       $ 1,663,594       $ 1,598,994
                                ===========       ===========       ===========
Operating profit:

   United States .........      $   162,090       $   138,398       $   145,971

   Europe ................           27,746            51,172            49,783

   Far East ..............            9,078             9,731            15,486

   Other .................           13,178            17,476            14,251

   Eliminations ..........             (671)           (2,555)           (2,249)
                                -----------       -----------       -----------
                                    211,421           214,222           223,242

General corporate
   expenses ..............          (16,864)          (19,156)          (21,212)

Provision for asset
   impairment ............                             (9,489)

Gain on investments ......           53,280            38,459            41,235

Other income - net .......            6,012             7,150             7,332

Interest - net ...........           (3,241)           (5,612)              862
                                -----------       -----------       -----------
Income before
   income taxes ..........      $   250,608       $   225,574       $   251,459
                                ===========       ===========       ===========

Identifiable assets:

   United States .........      $   796,154       $   804,045       $   731,651

   Europe ................          400,639           395,053           337,457

   Far East ..............          151,015           154,992           157,344

   Other .................           91,768            82,708            74,768

   Eliminations ..........         (114,546)          (82,310)          (81,640)
                                -----------       -----------       -----------
                                  1,325,030         1,354,488         1,219,580

Corporate assets .........           77,085           137,532           174,784
                                -----------       -----------       -----------
Total assets .............      $ 1,402,115       $ 1,492,020       $ 1,394,364
                                ===========       ===========       ===========

                                       33               THE LUBRIZOL CORPORATION

NOTES:

A. Intercompany transfers are made at prices comparable to normal unaffiliated customer sales for similar products.

B.   Affiliated companies are not allocated to geographic segments.

C. Corporate assets consist of short-term investments and investments in affiliated companies.

Export sales from the United States to customers, primarily in Latin America and Asia in 1996 and 1995 and also in the Middle East for 1994, were $144 million, $138 million and $139 million, respectively.

Net assets of non-U.S. subsidiaries at December 31, 1996 and 1995, were $487 million and $446 million, respectively. Net income of these subsidiaries was $29 million in 1996, $52 million in 1995 and $55 million in 1994; and dividends received from the subsidiaries were $18 million, $7 million and $8 million, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The company believes the carrying values of financial instruments approximate their fair values, except for certain interest rate swap agreements discussed below. The company uses derivative financial instruments only to manage well-defined foreign currency and interest rate risks. The company does not use derivative financial instruments for trading purposes.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. Such contracts are generally in connection with transactions with maturities of up to one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $41.2 million in 1996 and $16.6 million in 1995. At December 31, 1996, the company had short-term forward contracts to sell currencies at various dates during 1997 for $7.3 million. Realized and unrealized gains or losses on these contracts are recorded in the statement of income, or in the case of transactions designated as hedges of net foreign investments, in the cumulative translation adjustment account in other shareholders' equity. Additionally, foreign currency forward contract gains and losses on certain future transactions may be deferred until the future transaction is recorded. Deferred currency gains on foreign exchange contracts at December 31, 1996, were not material.

The company is exposed to market risk from changes in interest rates. The company's policy is to manage interest rate cost using a mix of fixed and variable rate debt. To manage this mix in a cost efficient manner, the company enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. The company has entered into interest rate swap agreements to convert variable rate debt to fixed rates (see Note 5). Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability. Changes in the underlying market value of the remaining swap payments are generally not recognized in income, unless the underlying liability being hedged is extinguished or partially extinguished to a level less than the notional amount of the interest rate swaps. The company would pay approximately $4.2 million if it had terminated these interest rate swap agreements at December 31, 1996, and in 1996 recognized $1.1 million of this loss as a charge against income.

NOTE 16 - STOCK COMPENSATION PLANS
The 1991 Stock Incentive Plan provides for granting of options to buy Common Shares intended either to qualify as "incentive stock options" under the Internal Revenue Code or "non-statutory stock options" not intended to so qualify, up to an amount equal to one percent of the outstanding Common Shares at the beginning of any year, plus any unused amount from prior years. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to ten years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically under the 1991 Plan and may be granted in the discretion of the administering committee under the 1985 Employee Stock Option Plan. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until the expiration dates. The option price under both plans is the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options, and the 1991

THE LUBRIZOL CORPORATION               34

Plan also permits the grant of restricted and unrestricted shares. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,000 Common Shares, with terms generally comparable to employee stock options.

The company accounts for its stock option plans using the intrinsic-value accounting method (measured as the difference between the option exercise price and the market value of the stock at date of grant) under APB Opinion 25 and related interpretations. Accordingly, no compensation expense has been recognized for its stock-based compensation plans in the accompanying financial statements as all option exercise prices were equal with market price on the date of grant. The Financial Accounting Standards Board issued SFAS 123 - Accounting for Stock-Based Compensation, which was effective for 1996. SFAS 123 encourages the fair-value based method of accounting for stock compensation plans under which the value of stock options is estimated at the date of grant using valuation formulas, but permits the continuance of intrinsic-value accounting. If the fair value method to measure compensation cost had been used, the company's net income would have been reduced by $2.0 million and $1.7 million in 1996 and 1995, respectively with a corresponding reduction in earnings per share of $.03 for each year.

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively:

                                                            1996         1995
                                                            ----         ----
1985 Plan:

   Risk free interest rate ...................               7.0%        7.1%

   Dividend yield ............................               3.4%        3.4%

   Volatility ................................                23%         23%

   Expected life (years) .....................               6.6         8.6

1991 Plan:

   Risk free interest rate ...................               6.6%        7.0%

   Dividend yield ............................               3.4%        3.4%

   Volatility ................................                23%         23%

   Expected life (years) .....................               8.5         8.2

Information regarding these option plans is as follows:

                                        1996                         1995
                             --------------------------   -------------------------
                                              Weighted-                   Weighted-
                                               Average                     Average
                                              Exercise                    Exercise
                               Shares          Price       Shares           Price
                             ---------       ---------    ---------       ---------
Outstanding,
   January 1 .........       2,958,416       $   30.70    2,583,721       $   29.28

Granted ..............         497,566           29.96      528,210           35.12

Exercised ............         (99,427)          18.25     (148,887)          21.57

Forfeited ............        (108,442)          31.86       (4,628)          34.56
                             ---------                    ---------
Outstanding,
   December 31 .......       3,248,113       $   30.93    2,958,416       $   30.70
                             =========                    =========

Options
   exercisable,
   December 31 .......       2,574,762       $   30.57    1,975,878       $   28.77

Weighted-average
   fair value of
   options granted
   during the year ...                       $    8.05                    $   10.05

--------------------------------------------------------------------------------------------------------------------------
The following table summarizes information about stock options outstanding at December 31, 1996:

                                                  Options Outstanding                             Options Exercisable
                                  ---------------------------------------------------    ---------------------------------
                                       Number       Weighted-Average      Weighted-            Number           Weighted-
Range of                            Outstanding         Remaining          Average          Exercisable          Average
Exercise Prices                     at 12/31/96     Contractual Life   Exercise Price       at 12/31/96      Exercise Price
                                  -------------     ----------------   --------------    ---------------     --------------
$13 - $19 .............                148,134          3.0 Years           $16.00             148,134           $16.00

 19 - 25 ..............                127,477          2.4                  21.80             127,477            21.80

 25 - 31 ..............              1,380,466          5.5                  28.68             975,742            28.14

 31 - 38 ..............              1,592,036          5.1                  34.99           1,323,409            34.83
                                     ---------                                               ---------
                                     3,248,113          5.1                  30.93           2,574,762            30.57
                                     =========                                               =========

                                       35               THE LUBRIZOL CORPORATION

NOTE 17 - SPECIAL CHARGE AND PROVISION
FOR ASSET IMPAIRMENT

In 1993, the company recorded an $86.3 million special charge related to its manufacturing rationalization and organizational realignment initiatives. It was originally estimated that these initiatives would take approximately three years to fully implement and would reduce the number of the company's production units by up to one-third and the number of employees by approximately 5%. Originally, 30% of the special charge was for employee reductions; 55% was for asset writedowns primarily related to manufacturing assets and Agribusiness investments; and 15% was for tank cleaning and dismantling, lease exit costs and other transitional costs.

As of December 31, 1996, the company has substantially completed its planned activities under the special charge initiatives, including reducing the number of production units by approximately 30%, with three remaining units to be removed in 1997 and reducing its worldwide employment by approximately 9%, or over 400 employees, through early retirements, separations and attrition. Although there was no change in the aggregate amount of the special charge, certain components have been revised as actual costs to implement became known. Asset write-offs decreased due to lower than originally estimated net book values of the assets removed from service. Costs for employee reductions were greater than originally estimated due to more employee separations. Through completion, approximately 45% of the special charge relates to employee separations; 40% to asset writedowns and 15% to other areas. Cash outlays related to the special charge were approximately $9 million in 1996, $14 million in 1995, $18 million in 1994 and $4 million in 1993. At December 31, 1996, there is approximately $9 million remaining in the special charge accrual, of which $7 million will require disbursement of cash in 1997.

Implementation of these initiatives has resulted in continued cost savings from a reduced number of employees, lower operating costs and fewer manufacturing units used to produce intermediate products.

During the fourth quarter of 1995, the company recorded a provision of $9.5 million for the write-down of assets. This charge is primarily related to an intermediate processing unit that became permanently impaired due to product formulation changes caused by a new industry-wide specification.

NOTE 18 - LITIGATION
On June 24, 1996, the U.S. Supreme Court denied Exxon's request to review the September 1995 decision of the United States Court of Appeals for the Federal Circuit in Washington, D.C. The Court of Appeals' decision overturned a December 1992 jury verdict, in Houston, Texas, that the company had infringed an Exxon patent and vacated a $129 million judgment against the company. The decision of the Supreme Court terminates, with finality, the prior judgment against the company. Notwithstanding the Supreme Court decision, Exxon filed a motion for another trial under the patent on an allegedly different theory of infringement, which motion was denied by the trial judge following the Supreme Court ruling. However, Exxon has pursued an appeal of the denial of this motion for another trial, which appeal is pending.

The company has prevailed in a separate case brought in Canada against Exxon's Canadian affiliate, Imperial Oil, Ltd., for infringement of the company's patent pertaining to dispersant, the largest additive component used in motor oils. A 1990 trial court verdict in favor of the company regarding the issue of liability was upheld by the Federal Court of Appeals of Canada in December 1992, and in October 1993, the Supreme Court of Canada dismissed Imperial Oil's appeal of the Court of Appeals' decision. The case has returned to the trial court for an assessment of compensation damages but no date has been set for a determination. In October 1994, the trial court judge awarded $15 million (Canadian) to the company for special penalty damages, plus attorneys' fees, for Imperial Oil's disregard of an earlier injunction for the manufacture or sale of the dispersant which is the subject of this case. In April 1996, the Federal Court of Appeals of Canada vacated the award of special penalty damages and concluded that any penalty damage determination should be made after the compensation damages for patent infringement have been determined by the lower court. A reasonable estimation of the company's potential recovery for compensation and penalty damages cannot be made at this time and no amount has been recorded in the company's financial statements.

In November 1996, a patent trial court in London declared a Lubrizol United Kingdom patent invalid, which patent is the subject of litigation with Exxon in that country. The company will appeal this decision and believes it should succeed on appeal. Although the trial court decision does not involve any damage payments, the court awarded Exxon its attorneys' fees in the case, as is customary under U.K. practice. The amount of such fees has not yet been determined, but are not expected to be material to the company. The company has not recorded any amount for payment to Exxon for its attorneys' fees pending the outcome of its appeal.

THE LUBRIZOL CORPORATION               36

QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                                                        Three Months Ended
                                                               ------------------------------------------------------------
                                                                March 31             June 30       Sept. 30         Dec. 31
---------------------------------------------------------------------------------------------------------------------------
                                                                   (In Thousands of Dollars Except Per Share Data)
1996
Net sales ..........................................            $405,412            $420,531       $392,114        $374,820

Gross profit .......................................             131,817             132,007        124,931         120,728

Gain on investments (net of tax) ...................              34,632

Net income .........................................              71,236              38,070         31,733          28,763

Net income per share ...............................            $   1.14            $    .63       $    .53        $    .49

1995

Net sales ..........................................            $414,931            $436,774       $412,428        $393,688

Gross profit .......................................             137,375             148,865        129,985         116,210

Gain on investments (net of tax) ...................               8,519              16,479

Net income .........................................              49,102              61,251         27,942          13,320

Net income per share ...............................            $    .76            $    .96       $    .44        $    .21

In September 1996, the company sold its specialty vegetable oil business, which reduced net sales by $5.9 million and $10.5 million for the third and fourth quarters of 1996 compared with 1995, respectively. The impact on gross profit, net income or income per share was insignificant. See Note 8 for discussion of gain on investments.

In the fourth quarter of 1995, the company recognized a provision for asset impairment which decreased net income by $6.2 million ($.10 per share).

                                       37               THE LUBRIZOL CORPORATION

HISTORICAL SUMMARY
(In Millions, Except Shareholders, Employees and Per Share Data)                     1996                1995           1994
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Revenues ............................................................            $   1,597.6       $   1,663.6      $   1,599.0

Total cost and expenses .............................................                1,403.0           1,468.5          1,397.0

Other income (charges) ..............................................                   56.1              30.5             49.4

Net income ..........................................................                  169.8             151.6            175.6

   - Before unusual items and accounting changes ....................                  135.2             132.8            148.8

Net income per share ................................................                   2.80              2.37             2.67

   - Before unusual items and accounting changes ....................                   2.23              2.08             2.26

FINANCIAL RATIOS:

Gross profit percentage .............................................                   32.0              32.1             32.7

Percent of revenues:

   Selling and administrative expenses ..............................                    9.9               9.8             10.0

   Research and testing expenses ....................................                   10.1              10.8             10.3

Return on average shareholders' equity (%) ..........................                   20.4              18.0             22.5

   - Before unusual items and accounting changes (%) ................                   16.2              15.8             19.0

Debt to capitalization (%) ..........................................                   19.5              22.5             16.8

Current ratio .......................................................                    2.6               2.4              2.5

OTHER INFORMATION:

Dividends declared per share ........................................            $       .97       $       .93      $       .89

Average common shares outstanding ...................................                   60.7              63.8             65.7

Capital expenditures ................................................            $      94.3       $     189.3      $     160.5

Depreciation expense ................................................                   78.7              71.8             63.9

At Year End:

   Total assets .....................................................            $   1,402.1       $   1,492.0      $   1,394.4

   Total debt .......................................................                  198.5             247.1            167.9

   Total shareholders' equity .......................................                  819.4             849.0            832.0

   Shareholders' equity per share ...................................                  14.00             13.48            12.83

   Common share price ...............................................                  31.00             27.75            33.88

   Number of shareholders ...........................................                  5,764             6,304            6,494

   Number of employees ..............................................                  4,358             4,601            4,520


All share and per share data have been restated to reflect the 2-for-1 stock split effected on August 31, 1992.




THE LUBRIZOL CORPORATION               38

   1993            1992            1991            1990             1989            1988            1987            1986
---------------------------------------------------------------------------------------------------------------------------

$1,525.5         $1,552.2        $1,476.3        $1,452.7         $1,227.9        $1,125.7        $1,022.3         $  985.2

 1,362.2          1,390.5         1,308.7         1,288.4          1,109.7         1,009.9           916.4            875.7

   (43.6)            15.4            10.5           106.9             19.5            69.9            23.3             19.2

    45.6            124.6           123.7           190.0             94.0           140.0            81.3             78.2

   113.5            124.6           123.7           133.5             94.0            88.4            73.7             78.2

     .67             1.81            1.79            2.67             1.26            1.81            1.03              .99

    1.67             1.81            1.79            1.87             1.26            1.14             .94              .99



    32.0             31.7            32.4            30.3             29.2            29.9            29.6             28.8



    10.4             11.7            11.7            10.9             10.8            10.5            10.8             10.3

    11.2             10.0             9.8             8.5              9.2             9.6             9.1              8.1

     5.9             15.4            16.2            27.2             14.2            21.8            13.6             14.3

    14.6             15.4            16.2            18.0             14.2            13.7            12.0             14.3

     8.7              5.6             7.9             8.3              8.5             8.4            10.1              9.0

     2.5              2.9             2.7             2.7              3.0             3.1             3.0              2.8



$    .85          $   .81         $   .77         $   .73          $   .69         $   .65         $   .61          $   .59

    67.7             69.0            69.3            71.1             74.7            77.4            79.1             79.4

$  127.9          $  95.8         $  82.4         $  77.4          $  64.7         $  54.6         $  42.0          $  40.5

    59.6             58.4            54.6            54.0             48.7            46.6            47.2             42.6



$1,182.6         $1,127.1        $1,171.7        $1,114.6         $  960.2        $  970.7        $  939.4         $  877.9

    69.6             48.4            67.8            66.6             61.2            60.8            69.7             56.9

   732.2            819.4           794.5           736.2            663.3           664.3           621.6            572.7

   11.00            11.97           11.51           10.61             8.96            8.74            7.98             7.21

   34.13            27.25           28.25           23.63            18.75           17.75           16.44            15.75

   6,616            6,822           6,767           6,692            7,370           7,782           8,335            9,240

   4,613            4,609           5,299           5,169            5,030           4,781           4,817            4,802




                                       39               THE LUBRIZOL CORPORATION