Form 10-K, Exhibit 13
period 1997-12-31
LUBRIZOL CORP
filed 1998-03-26
CIK 60751

                                                                      Exhibit 13

THE LUBRIZOL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a full-service supplier of performance chemicals and products to diverse markets worldwide. Principally, the company develops, produces and sells specialty additive packages used in transportation and industrial finished lubricants such as gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. The company's additive packages are generally produced in shared manufacturing facilities and sold largely to a common customer base. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company also produces and supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

The company estimates the growth rate of the lubricant additive industry is approximately 1% per year. This aggregate growth rate includes mature markets such as North America and Europe, where the majority of the company's business is located, and faster growing markets such as Asia-Pacific and Latin America. The overall growth rate has declined in recent years due to market forces such as improved engine design, longer drain intervals and product specification changes. In addition, customers continue to search for stronger, longer-term relationships with a few key suppliers for help in improving the quality and performance of their products and services and reducing overall costs. These factors, along with excess production capacity within the lubricant additive industry, are causing a more competitive marketplace in certain product lines and continuing pressure on selling prices for the company's products. The company expects this competitive marketplace to continue in 1998.

The company has been responding to these challenges. It has entered into and will continue to actively pursue strategic relationships with its customers, the finished lubricant suppliers, in order to increase its share of its customers' business, eliminate redundant costs and jointly pursue growth in developing regions of the world. The company also has various short-term and long-term initiatives relating to its cost structure, such as further consolidation of intermediate production and continuing simplification of its product lines, to further enhance its competitiveness and market leadership position. Progress on these initiatives has resulted in a more cost-efficient organization, and the company believes it is well positioned to compete in the current industry environment and gain additional market share from these opportunities. In addition to growth through market share gains in its traditional business, the company has continued to pursue growth opportunities in certain selected markets. Business growth has been achieved in these markets through acquisitions and application of technologies.


1997 RESULTS OF OPERATIONS

In 1997, the company made significant progress with each of its strategies to grow its business, improve its cost structure and build its franchise. During 1997, revenues increased 5% as product shipments increased 17% over 1996 and the company's market share grew. The company continued its focus to improve its cost structure as operating expenses were flat versus 1996, even with significantly higher production throughput. Net income per share in 1997 increased 20%, after excluding from 1996 the gain on investments. This record performance was achieved despite the unfavorable effect on earnings of the stronger U.S. dollar.

REVENUES (millions)
[GRAPHIC]

                       1993      1994      1995      1996      1997
                       ----      ----      ----      ----      ----
Revenues (millions)  $1,525.5  $1,599.0  $1,663.6  $1,597.6  $1,673.8

In 1997, the company had record revenues of $1.67 billion, an increase of $76.2 million over 1996. Increased revenues resulted from a 17% increase in specialty chemical shipment volumes (contributing a 15% increase in consolidated revenues), partially offset by a 10% decline in the average selling price. Although the average selling price stabilized during the second half of the year, the full-year decline for 1997 was attributable approximately 50% to changing product mix, 30% to unfavorable currency effects and 20% to lower product pricing. The unfavorable product mix effect resulted from volume gains in product lines having lower than the overall average selling price. On balance, the company's acquisition/divestiture activity did not significantly affect 1997 annual revenues as recent acquisitions offset a prior year disposition. However, acquisitions contributed one-fourth, or $11.4 million, of the 13% increase in consolidated revenues for the fourth quarter of 1997 compared with the fourth quarter of 1996.

A primary strategy of the company in 1997 was to grow its business. The company is having success building global and regional alliances with targeted customers and is actively pursuing additional strategic relationships with finished lubricant suppliers. As compared with 1996, sales volume increased throughout the year. Higher sales volumes were realized in all geographic zones and across a broad customer base. In 1997, sales volume increased 14% to North American customers and 18% to international customers, primarily in Asia-Pacific, Western Europe and Latin America. The growth in sales volume was derived principally from market share gains within established markets rather than overall industry growth.

The company believes the steps it has taken over the past several years have improved its competitive position and led to strong growth in sales volume during 1997. However, the market forces, competitive pressures and economic uncertainty in Asia will continue to present challenges in 1998. In late 1997, currency devaluations, market downturns and general financial uncertainties in Asia have caused economic growth forecasts for this region to be significantly revised for 1998. Although the company believes the economic fundamentals throughout most of the region remain positive for the longer-term, the still developing situation could dampen demand within the region for finished lubricant additives in 1998. The company believes all of these challenging conditions will likely reduce the rate of sales volume growth in 1998.

Cost of sales reflects the higher sales volume as well as lower average raw material costs and level manufacturing costs. Compared with the respective prior year periods, average material costs, including favorable currency effects and the impact of less expensive product mix, were 10% lower in the first half of 1997, 6% lower in the second half of 1997 and 8% lower for the year. The company's manufacturing costs do not fluctuate significantly with changes in production volume. The effects of the company's ongoing manufacturing rationalization program and other cost management initiatives have improved manufacturing efficiency as the company is operating fewer manufacturing units at higher capacity levels. Manufacturing costs, aided by currency effects, were flat in 1997 compared with 1996, even though production activity was significantly higher in 1997 and the company resumed pay increases following the salary freeze in effect during 1996.

GROSS PROFIT (millions)
[GRAPHIC]

                           1993     1994     1995     1996     1997
                           ----     ----     ----     ----     ----

Gross profit (millions)   $485.4   $520.7   $532.4   $509.5   $545.6

Gross profit (sales less cost of sales) increased $36.2 million, or 7%, in 1997 compared with 1996. This improvement in gross profit amount was after unfavorable currency effects of $20 million, which occurred evenly over the four quarters. Acquisition/divestiture activity contributed $13.0 million to the increase in gross profit for 1997. Gross profit improved to 32.7% of sales in 1997 compared with 32.0% in 1996 as manufacturing efficiencies, lower material costs and the effect of acquisition/divestiture activities more than offset the effect of lower average selling price. Gross profit was 31.4% during the second half of 1997 due to sequentially lower average selling price, higher material costs and the effect of asset impairment losses of $4.4 million principally in the fourth quarter. The company believes the gross profit percentage for the full year 1998 will be approximately the same as the full year 1997.

Selling and administrative expenses increased $12.6 million, or 8%, in 1997 compared with 1996. These expenses, which were higher in the second half of the year compared with the first half, increased primarily due to higher patent-related litigation expenses, the effect of acquisitions, incremental expenses related to the implementation of the new enterprise-wide management information system and increased variable compensation as a result of higher earnings.

During 1997, research, testing and development expense (technology expense) decreased $14.3 million, or 9%, from 1996. Product standards change periodically as engine and transmission designs are improved by the equipment manufacturers to meet new emissions, efficiency, durability and other performance factors. These changes influence the timing and amount of the company's technology expense. The lower spending level in 1997 was due to the timing of testing programs particularly within the engine oil and gear oil product lines, greater internalization of testing activity that reduced outside testing requirements and workforce reductions. The company's technology expense in 1997 includes some costs related to new performance specifications for heavy-duty engine oils which are expected to become effective during 1998 and new performance specifications for passenger car engine oils expected to become effective during 2000. The company expects its technology expense in 1998 will be slightly higher than in 1997.

RESEARCH TESTING & DEVELOPMENT (millions)
[GRAPHIC]


                                 1993     1994     1995     1996     1997
                                 ----     ----     ----     ----     ----

Research Testing & Development   $171.5   $165.5   $179.6   $161.0   $146.7

As discussed in Note 17 to the financial statements, in 1997, the company provided $9.4 million for the impairment of long-lived assets. These charges related to a shutdown of an intermediate manufacturing system and the write-off of certain computer equipment and legacy software systems that will be disposed of due to the computer equipment standardization project and the new enterprise-wide management information system being implemented.

Primarily as a result of these factors, consolidated revenues increased $37.7 million more than the increase in total costs and expenses in 1997.

Interest income in 1997 was lower than in 1996 as proceeds from the 1996 sale of investments (discussed below) were temporarily invested in interest-bearing instruments until used in the company's share repurchase program. Interest expense in 1997 was level with 1996. The average daily balance of total debt outstanding during 1997 was $195 million as compared with $188 million in 1996.

The company transacts business in over 100 countries and has a number of operating facilities in countries outside of the United States. As a result, the company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, exchange controls and currency fluctuations. The company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located. While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer term economic effect of these changes should not be significant given the company's net asset exposure, currency mix and pricing flexibility. As the U.S. dollar strengthens or weakens against other international currencies in which the company transacts business, the financial results of the company will be affected. The principal currencies, other than the U.S. dollar, in which the company transacts busi-

THE LUBRIZOL CORPORATION


ness are the French franc, German deutsche mark, British pound sterling and Japanese yen. The U.S. dollar continued to strengthen during 1997, causing an unfavorable effect on net income of approximately $10 million, or $.17 per share.

As a result of the factors discussed above and after excluding from 1996 the gain on investments, income before income taxes increased 17%, or $33.8 million, from 1996. The company adjusted its tax provision in the third quarter of 1997 to reflect a legislated increase in the statutory tax rate applicable to its earnings in France, where the company has significant operations. This adjustment resulted in an effective tax rate of 33.0% for the full year 1997 as compared with 31.5% in 1996, after excluding the 1996 gain on investments on which a 35% tax rate applied. The higher effective tax rate reduced net income by $3.5 million, or $.06 per share in 1997. The company anticipates that the 1998 consolidated effective tax rate will increase to approximately 34.5%.

Net income in 1997 was $154.9 million, or $2.68 per share. In 1996, net income was $169.8 million, or $2.80 per share, which included investment gains. After excluding from 1996 the non-recurring gains, net income in 1997 was 15% higher than the $135.2 million for 1996. On this same basis, net income per share was 20% higher than the $2.23 per share for 1996, reflecting the company's share repurchase program.


1996 RESULTS OF OPERATIONS

IN 1996, management of the company took action early in the year to improve its cost structure as part of its continuing efforts to enhance its efficiency as an additive supplier. Although revenues in 1996 declined 4% from 1995, this was offset by the effects of aggressive cost management and management's focus on strengthening of customer and supplier relationships. In addition, lower working capital, significantly reduced capital expenditures and the sale of non-strategic investments resulted in improved cash flow and enabled the company to repurchase 7% of its common shares outstanding during 1996. As a result, the company was able to grow net income and net income per share, despite unfavorable currency effects.

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

Gross profit of $509.5 million was $13.5 million, or 3%, lower in 1996 compared with 1995. Excluding the effects of the $9.5 million asset impairment in 1995 (discussed below), gross profit in 1996 was $23.0 million lower than in 1995. Unfavorable currency effects accounted for one-half of this decline with the balance attributable to lower revenues. However, the company aggressively managed its procurement costs of raw materials and continued its cost management efforts under the manufacturing rationalization initiative discussed below. These efforts lowered the cost of production to maintain 1996 gross profit as a percent of sales at 32.0%, compared to 32.1% in 1995 (excluding asset impairment).

The company continued to lower its operating costs through aggressive cost management. This included a worldwide freeze on salary increases and hiring throughout all of 1996 and the manufacturing rationalization and organizational realignment initiatives that began in 1993. Employee levels, excluding acquisitions and divestitures during the year, were reduced by nearly 6% at December 31, 1996, compared with December 31, 1995, as retiring or departing employees were not replaced. The company's manufacturing costs and selling, administrative and technology expenses in 1996 were each lower than in 1995 and, in the aggregate, declined nearly 6%, or $40 million (excluding the effects of the 1995 asset impairment). Currency had a favorable effect on costs and accounted for approximately 25% of this reduction.

Technology expense decreased 10% in 1996 compared with 1995. In addition to the effects of cost management strategies discussed above, the decrease was due to reduced testing requirements for product specifications primarily within driveline and engine oils. The effect of currency on technology expenses was not significant.

Primarily as a result of the above factors, total costs and expenses declined $75.0 million in 1996 from 1995 ($65.5 million excluding the asset impairment), offsetting the revenue decline for the year.

During 1996, the company completed the divestiture of substantially all of its agribusiness assets comprised of its equity investment in Mycogen Corporation and the assets of the company's wholly-owned subsidiary, SVO Specialty Products, Inc. (SVO). These transactions generated cash proceeds of $149.0 million and, after losses on other investment activity, resulted in the $53.3 million ($34.6 million, or $.57 per share after taxes) gain on investments. (See Note 8 to the financial statements.) The company has substantially liquidated its non-strategic investments.

As discussed previously, the company conducts a significant amount of its business outside of the United States and is subject to certain related risks including currency fluctuations. The U.S. dollar strengthened during 1996 as compared with exchange rates in effect during 1995, particularly against the French franc, German deutsche mark and Japanese yen, causing an unfavorable effect on 1996 net income of $4.9 million, or $.08 per share.

                                                        THE LUBRIZOL CORPORATION

Interest expense, net of interest income, declined $2.4 million in 1996 compared with 1995. Proceeds collected from the sale of investments were used to temporarily reduce commercial paper borrowings and acquire short-term investments until used in the company's share repurchase program. The average daily balance of total debt outstanding during 1996 was $188 million as compared with $203 million in 1995.

As a result of the factors discussed above, 1996 net income was $169.8 million, an increase of 12% or $18.2 million from 1995. Net income per share for 1996 was $2.80, or 18% higher than in 1995 and reflected the impact of the company's share repurchase program. Excluding the gains on investments from both years and the provision for asset impairment in 1995, net income increased to $135.2 million from $132.8 million in 1995, a 2% increase. The corresponding net income per share of $2.23 in 1996 was a 7% increase from the $2.08 earnings per share in 1995.


1995 RESULTS OF OPERATIONS

In 1995, the company grew revenues but, despite a strong first half, annual earnings declined compared with 1994. As discussed below, the primary factors contributing to the 1995 results were lower demand for engine oil additives particularly during the second half of 1995, the U.S. Government trade restrictions regarding sales to certain customers in the Middle East and the inability to maintain profit margins during a period of rising raw material costs.

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

Gross profit increased slightly to $522.9 million in 1995 from $520.7 million in 1994. Cost of sales in 1995 included a provision for asset impairment of $9.5 million recorded in the fourth quarter of 1995. This charge related primarily to an intermediate processing unit that became permanently impaired due to a change in product formulation caused by a new industry-wide product specification. Excluding the effect of this asset impairment, the amount of gross profit increased in 1995, despite lower volume, as higher average selling prices, aided by favorable currency and mix, more than offset an increase in average material cost of 9%, over half of which was due to the effects of currency and mix. However, gross profit as a percent of sales declined to 32.1% (excluding the asset impairment) in 1995 from 32.7% in 1994 as raw material costs increased faster than selling prices and, combined with slightly higher manufacturing costs and lower volumes, negatively impacted margin percentage. Sequentially, gross profit percentage declined to 30.5% (excluding the asset impairment) in the second half of 1995 compared with 33.6% in the first half due to the effect of unfavorable price/mix, less favorable currency, higher raw material costs and lower volume.

The company's manufacturing rationalization and organizational realignment initiatives have slowed the rate of increase in the company's cost and expenses. The company's manufacturing expenses (excluding the asset impairment), as well as its selling and administrative expenses, increased 3% in 1995 as compared with 1994. Excluding increases in expenses due to currency translation and an acquisition made during 1995, manufacturing costs and selling and administrative expenses were each level with the 1994 amounts.

Technology expenses increased 9% to $179.6 million. Technology expenses increased, as anticipated, due to worldwide testing programs for the engine oils, driveline oils and fuel products areas together with a greater emphasis on longer-term strategic research.

Primarily as a result of the above factors, total cost and expenses increased $16.5 million ($7.0 million excluding the asset impairment loss) more than the increase in total revenues in 1995.

The company sold all of its remaining shares of Genentech, Inc. common stock during the first half of 1995 and realized a pretax gain of $38.5 million ($.39 per share after taxes). During 1994, the company had a pretax gain on the sale of Genentech common stock of $41.2 million ($.41 per share after taxes).

Other income - net was $7.1 million in 1995 compared with $7.3 million in 1994 (see Note 9 to the financial statements). Other income was impacted by equity losses recognized from the company's investment in Mycogen Corporation and by other transactions involving Mycogen. The company recorded equity losses from Mycogen of $5.4 million in 1995 compared with equity losses of $.1 million in 1994. In late 1995, the company recognized a noncash gain of $4.5 million, representing an increase in the value of the company's ownership interest in the net assets of Mycogen, when Mycogen issued new common shares to another investor.

Interest expense increased $7.2 million in 1995 over 1994 as a result of higher average debt outstanding to meet the requirements of the capital expenditure and share repurchase programs. The average daily balance of total debt outstanding during 1995 was $203 million as compared with $111 million in 1994.

As discussed previously, the company conducts a significant amount of its business outside of the United States and is subject to certain related risks including currency fluctuations. During 1995, the U.S. dol-

THE LUBRIZOL CORPORATION

lar weakened, primarily against the French franc, German deutsche mark and Japanese yen, when compared with exchange rates in effect during the year 1994. This resulted in 1995 net income being favorably impacted by approximately $.20 per share.

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


RETURN ON AVERAGE SHAREHOLDERS' EQUITY

Return on average shareholders' equity was 19% in 1997, 20% in 1996 (16% excluding gains on investments) and 18% in 1995.

RETURN ON EQUITY* (percent)
[GRAPHIC]


                               1993    1994    1995    1996    1997
                               ----    ----    ----    ----    ----
Return on Equity* (percent)     15%     19%     16%     16%     19%

(Before investment gains, the 1995 provision for Asset Impairment and the 1993 Special Charge and Accounting Changes.)


WORKING CAPITAL, LIQUIDITY AND
CAPITAL RESOURCES

The company's cash flows for the years 1995 through 1997 are presented in the consolidated statements of cash flows. Cash provided from operating activities during 1997 was $234.4 million, a slight increase compared with $231.0 million in 1996 and a significant improvement over the $187.4 million in 1995. This improvement was primarily attributable to the benefits of the company's programs to modify its cost structure and reduce operating costs. In 1997, cash of $13.6 million was used to fund an increase in working capital, primarily receivables and inventory, to support the company's business growth during the year. During 1997 inventory turns improved significantly as inventory quantities remained flat compared with the prior year period even with higher sales volumes. Receivable balances increased in line with the higher revenues of the fourth quarter of 1997 versus the fourth quarter of 1996. The 1997 increase in accounts payable and accrued expenses reflects the increased operating activity between the comparative fourth quarters. In 1996, working capital changes generated cash from operating activities of $16.2 million, including approximately $24 million resulting from management efforts to reduce specialty chemical inventory levels and approximately $22 million related to liquidating inventories and receivables prior to the sale of the company's former specialty vegetable oil (SVO) business in September 1996.

Over the past several years the company has divested its marketable securities and its non-strategic assets, primarily agribusiness assets. The after-tax proceeds from these activities have generally been used in the company's share repurchase program discussed below. Proceeds from the sale of investments received during 1997 reflect $9.6 million from the sale of a non-strategic investment and $2.5 million collected on a promissory note from the 1996 sale of certain SVO technology rights. Proceeds from the sale of investments during 1996 were principally comprised of $126.2 million from the sale of Mycogen and $22.8 million from the sale of SVO assets. Proceeds from the sale of investments in 1995 were from the sale of Genentech common stock. (See Note 8 to the financial statements.)

CASH PROVIDED FROM
OPERATING ACTIVITIES
(millions)
[Graphic]

                                1993     1994     1995     1996     1997
                                ----     ----     ----     ----     ----
Cash Provided from Operating
 Activities (millions)
  Cash provided                $162.5   $156.8   $187.4   $231.0   $234.4

The company has begun to implement a global enterprise-wide management information system and is standardizing its computer equipment among all of its major facilities. This project supports the company's strategy to improve its cost structure by reducing complexity and increasing efficiency. The project was initiated in 1996, and the company estimates it will require approximately four years to implement the system globally. This system, when fully implemented, will provide immediate, worldwide access to information so that resources will be shared and processes will be standardized and integrated across global sites. During 1997, the principal focus was to design and configure this system for the U.S. implementation. The company expects the system to become operational in the first half of 1998 at its major U.S. facilities, in mid-1999 at its major European facilities and subsequently at its other worldwide facilities. The return on this investment is expected to be realized, beginning in 1999, by reducing costs and delivering products and services more cost-effectively to the company's customers.

Capital expenditures in 1997 were $100.7 million compared with $94.3 million in 1996. Approximately 50% of 1997 (65% of 1996) capital expenditures pertained to manufacturing plants to enhance or maintain production capabilities, including maintaining facilities in compliance with environmental and safety regulations. Capital spending for environmental and safety projects totaled $7 million in 1997, $8 million in 1996 and $37 million in 1995. Approximately one-fourth of the 1997 capital expenditures pertained to the new enterprise-wide management information system being implemented by the company (as discussed above). Capital expenditures during 1995 were abnormally high as the company completed several large construction projects to enhance or maintain production and technical capabilities and expand its corporate administrative facilities. The company estimates capital expenditures for 1998 will approximate the 1997 amounts, including a similar amount for the continuation of the multi-year project to implement the new enterprise-wide management information system.

CAPITALIZATION (millions)

[GRAPHIC]


                              1993     1994     1995     1996     1997
                              ----     ----     ----     ----     ----
Capitalization (millions)
 Equity                      $732.2   $832.0   $849.0   $819.4   $815.4
 Total Debt                    69.6   $167.9   $247.1   $198.5   $220.3

                                                        THE LUBRIZOL CORPORATION

During 1997, the company invested $21.5 million in several acquisitions in the company's existing business areas of metalworking additives and performance systems. In December 1996, the company acquired a formulator of specialty synthetic lubricants used by original equipment manufacturers in air and refrigeration compressors, for $24.6 million. In addition, the company invested $2.1 million and $2.7 million in 1997 and 1996, respectively, in joint ventures in China.

The company maintains an active share repurchase program, and in June 1997 the company's Board of Directors authorized an additional 4 million shares under the program. During 1997, the company repurchased 1.8 million common shares, or 3% of its common shares outstanding at the beginning of the year, for $70.1 million. There were 4.7 million common shares remaining under the company's repurchase authorization at December 31, 1997. In 1996, the share repurchase program was increased to utilize the after-tax proceeds from the sale of investments as the company repurchased 4.5 million, or 7%, of its outstanding shares for $135.2 million. The company intends to repurchase approximately $80 million of its common shares during 1998.

Debt increased during 1997 primarily to finance several acquisitions and the increase in working capital. During 1996, improved cash flow and lower capital expenditures enabled the company to have net repayments of short- and long-term debt of $43.6 million. In June 1995, the company publicly issued $100 million of 7.25%, 30-year debentures and used the net proceeds to repay a portion of the commercial paper borrowings then outstanding. Debt as a percent of capitalization (shareholders' equity plus short- and long-term debt) was 21% at December 31, 1997, compared with 20% at December 31, 1996. The company believes its percentage of debt to capitalization will increase to 25% to 30% during 1998 in order to fund possible acquisitions and its share repurchase program.

The company's financial position continues to be strong with a ratio of current assets to current liabilities of 2.5 to 1 at December 31, 1997, compared with
2.6 to 1 at December 31, 1996. At December 31, 1997, the company had unused revolving credit agreements and other credit lines aggregating $95 million. As described in Note 5 to the financial statements, the company has the ability to refinance up to $56.6 million of its outstanding commercial paper on a long-term basis under existing revolving credit agreements. The company believes its credit facilities, internally generated funds and ability to obtain additional financing, if desired, will be sufficient to meet its future capital needs.

The company is involved in patent litigation with Exxon Corporation in various countries. Refer to Note 18 to the financial statements for further discussion regarding this litigation.

The company relies on its computer-based management information systems, as well as computer-based systems used for other purposes, in conducting its normal business activities. Certain of these computer-based programs may not have been designed to function properly with respect to the application of dating systems relating to the Year 2000. The company has a global "Year 2000" compliance strategy designed so that all of its computer-based systems, including process control, testing and laboratory equipment and embedded systems, will function without disruption with respect to dating system applications relating to the Year 2000. Implementation of the new enterprise-wide management information system is a key component of the company's strategy for its operation of particular computer-based systems without disruption in the Year 2000. In addition, the company is in the process of assessing the actions to be taken with respect to all of its other systems in order to avoid Year 2000-related disruptions and is targeting completion of all remedial activities by mid-1999. The company's compliance strategy includes obtaining assurance from other entities critical to its business, such as suppliers and customers, regarding their ability to operate their systems in the Year 2000. Except for expenditures related to the new enterprise-wide management information system (as discussed above), the company is not yet able to estimate the total costs of conducting its Year 2000 remedial activities. However, based upon information developed to date, the company believes it has adequate liquidity and capital resources to fund all remediation activities, and that (except for those costs related to the new enterprise-wide management information system) the total costs of Year 2000 remediation activities will not be material to the company's results of operations or financial condition. The company expects to complete its Year 2000 activities within a time frame that will enable its computer-based systems to function without significant disruption in the Year 2000.


CAUTIONARY STATEMENT FOR "SAFE HARBOR" PURPOSES
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Shareholders" from W.
G. Bares, Chairman, President and Chief Executive Officer of the company, contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the company, that could cause actual results of the company to differ materially from those matters expressed in or implied by such forward-looking statements.

The company believes that the following factors, among others, could affect its future performance and cause actual results of the company to differ materially from those expressed or implied by forward-looking statements made by or on behalf of the company:

- the overall demand for lubricant additives on a worldwide basis, which has a slow growth rate in mature markets such as North America and Europe;

- the lubricant additive demand in Asia-Pacific and Latin America, which has been growing at significantly higher rates than mature markets, along with lubricant additive demand in developing regions such as China and India, which geographic areas are an announced focus of the company's activities;

- the effect on the company's business resulting from the economic uncertainty within certain countries of the Asia-Pacific region;

THE LUBRIZOL CORPORATION

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

- the rate of progress in continuing to reduce complexities and conversion costs and in modifying the company's cost structure to maintain and enhance its competitiveness;

- the success of the company in strengthening and retaining relationships with lubricant additive customers, growing sales at targeted accounts, and expanding geographically;

- the extent to which the company is successful in expanding beyond its core lubricant additives businesses;

- the recoveries, judgments, costs and future impact of legal proceedings, including those relating to intellectual property litigation with Exxon Corporation and its affiliates;

- the potential impact of consolidation among lubricant additive manufacturers;

-  the relative degree of price pressure for lubricant additives;

- the cost, availability and quality of raw materials, including petroleum-based products, required for the manufacture of lubricant additives;

- the effects of fluctuations in currency exchange rates upon the company's reported results from its international operations, together with non currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic, and regulatory factors;

- the ability to achieve and timing of cost efficiencies resulting from the multi-year program to implement the new enterprise-wide management information system;

- the ability of the company to operate its computer-based systems without significant disruption due to dating systems application in the Year 2000; and

- changes in significant government regulations affecting environmental compliance.

--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT                      [DELOITTE & TOUCHE LLP LOGO]

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
THE LUBRIZOL CORPORATION

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 5, 1998

                                                        THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

                                                           Year Ended December 31
                                                -----------------------------------------------

(In Thousands of Dollars Except Per Share Data)    1997               1996              1995
-----------------------------------------------------------------------------------------------

Net sales ................................      $ 1,669,251       $ 1,592,877       $ 1,657,821

Royalties and other revenues .............            4,531             4,685             5,773
                                                -----------       -----------       -----------

       Total revenues ....................        1,673,782         1,597,562         1,663,594

Cost of sales ............................        1,123,602         1,083,394         1,134,875

Selling and administrative expenses ......          171,244           158,633           163,493

Research, testing and development expenses          146,678           160,978           179,649
                                                -----------       -----------       -----------

       Total cost and expenses ...........        1,441,524         1,403,005         1,478,017

Gain on investments ......................                             53,280            38,459

Other income - net .......................            5,104             6,012             7,150

Interest income ..........................            4,588             7,714             4,764

Interest expense .........................          (10,803)          (10,955)          (10,376)
                                                -----------       -----------       -----------

Income before income taxes ...............          231,147           250,608           225,574

Provision for income taxes ...............           76,278            80,806            73,959
                                                -----------       -----------       -----------

Net income ...............................      $   154,869       $   169,802       $   151,615
                                                ===========       ===========       ===========

Net income per share .....................      $      2.68       $      2.80       $      2.37
                                                ===========       ===========       ===========

Net income per share, diluted ............      $      2.66       $      2.79       $      2.37
                                                ===========       ===========       ===========

Dividends per share ......................      $      1.01       $       .97       $       .93
                                                ===========       ===========       ===========


The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION

CONSOLIDATED BALANCE SHEETS

                                                                                           December 31
                                                                            ----------------------------------

(In Thousands of Dollars)                                                          1997               1996
--------------------------------------------------------------------------------------------------------------

ASSETS

Cash and short-term investments ..........................................      $    86,504       $    55,073

Receivables ..............................................................          273,505           238,401

Inventories ..............................................................          260,118           251,905

Other current assets .....................................................           36,949            39,720
                                                                                -----------       -----------

       Total current assets ..............................................          657,076           585,099
                                                                                -----------       -----------

Property and equipment - at cost .........................................        1,513,824         1,529,187

Less accumulated depreciation ............................................          821,147           821,873
                                                                                -----------       -----------

       Property and equipment - net ......................................          692,677           707,314
                                                                                -----------       -----------

Investments in nonconsolidated companies .................................           25,904            29,821

Other assets .............................................................           86,635            79,881
                                                                                -----------       -----------

              TOTAL ......................................................      $ 1,462,292       $ 1,402,115
                                                                                ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt ....................      $    38,095       $    40,871

Accounts payable .........................................................          127,347            99,676

Income taxes and other current liabilities ...............................           96,488            86,563
                                                                                -----------       -----------

       Total current liabilities .........................................          261,930           227,110
                                                                                -----------       -----------

Long-term debt ...........................................................          182,165           157,628

Postretirement health care obligation ....................................          105,962           105,463

Noncurrent liabilities ...................................................           42,878            47,284

Deferred income taxes ....................................................           53,909            45,254
                                                                                -----------       -----------

       Total liabilities .................................................          646,844           582,739
                                                                                -----------       -----------

Contingencies and commitments

Preferred stock without par value - unissued

Common shares without par value - outstanding 56,966,894

   shares in 1997 and 58,522,676 shares in 1996 ..........................           82,669            78,534

Retained earnings ........................................................          773,184           744,310

Accumulated other comprehensive income (loss) ............................          (40,405)           (3,468)
                                                                                -----------       -----------

       Total shareholders' equity ........................................          815,448           819,376
                                                                                -----------       -----------

              TOTAL ......................................................      $ 1,462,292       $ 1,402,115
                                                                                ===========       ===========


The accompanying notes to financial statements are an integral part of these statements.

                                                        THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Year Ended December 31
                                                                -------------------------------------------

(In Thousands of Dollars)                                          1997            1996           1995
-----------------------------------------------------------------------------------------------------------

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:

Net income ...............................................      $ 154,869       $ 169,802       $ 151,615

Adjustments to reconcile net income to cash provided

   by operating activities:

     Depreciation and amortization .......................         87,217          80,964          74,247

     Deferred income taxes ...............................          8,585          23,074          16,899

     Provision for asset impairments .....................          9,360                           9,489

     Gain on investments .................................                        (53,280)        (38,459)

     Change in current assets and liabilities, net of

       acquisitions and dispositions:

         Receivables .....................................        (47,313)          9,834            (386)

         Inventories .....................................        (16,919)         46,658          (7,885)

         Accounts payable and accrued expenses ...........         46,524         (38,693)         (3,768)

         Other current assets ............................          4,101          (1,610)           (175)

     Change in noncurrent liabilities ....................           (169)         (1,317)         (2,486)

     Other items - net ...................................        (11,889)         (4,430)        (11,729)
                                                                ---------       ---------       ---------

              Total operating activities .................        234,366         231,002         187,362

INVESTING ACTIVITIES:

Proceeds from sale of investments ........................         12,117         149,603          40,160

Capital expenditures .....................................       (100,700)        (94,297)       (189,259)

Acquisitions and investments in nonconsolidated companies         (23,636)        (27,309)         (3,521)

Other - net ..............................................          5,164           4,357           3,654
                                                                ---------       ---------       ---------

              Total investing activities .................       (107,055)         32,354        (148,966)

FINANCING ACTIVITIES:

Short-term borrowing (repayment) .........................         26,772         (52,890)        (18,676)

Long-term borrowing ......................................          5,572          28,425         100,064

Long-term repayment ......................................         (4,159)        (19,141)         (2,746)

Dividends paid ...........................................        (58,469)        (59,033)        (59,414)

Common shares purchased, net of options exercised ........        (63,391)       (133,926)        (64,792)
                                                                ---------       ---------       ---------

              Total financing activities .................        (93,675)       (236,565)        (45,564)

Effect of exchange rate changes on cash ..................         (2,205)         (2,297)          1,368
                                                                ---------       ---------       ---------

Net increase (decrease) in cash and short-term investments         31,431          24,494          (5,800)

Cash and short-term investments at the beginning of year .         55,073          30,579          36,379
                                                                ---------       ---------       ---------

Cash and short-term investments at the end of year .......      $  86,504       $  55,073       $  30,579
                                                                =========       =========       =========


The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                   Shareholders' Equity
                                                                         --------------------------------------------------

                                                              Number of                        Accumulated Other
                                                                Shares      Common     Retained  Comprehensive
(Dollars in Thousands)                                       Outstanding    Shares     Earnings  Income (Loss)     Total
---------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994..............................      64,844,560    $84,059    $ 734,533    $ 13,447     $ 832,039
                                                                                                                 ---------

Comprehensive income:

   Net income 1995......................................                                 151,615                   151,615

   Other comprehensive income (loss)....................                                             (10,465)      (10,465)
                                                                                                                 ---------

Comprehensive income....................................                                                           141,150

Cash dividends..........................................                                 (59,414)                  (59,414)

Common shares - treasury:

   Shares purchased.....................................      (1,982,969)    (2,604)     (63,987)                  (66,591)

   Shares issued upon exercise of stock options.........          89,697      1,799                                  1,799
                                                              ----------    -------    ---------    --------     ---------



BALANCE, DECEMBER 31, 1995..............................      62,951,288     83,254      762,747       2,982       848,983
                                                                                                                 ---------
Comprehensive income:

   Net income 1996......................................                                 169,802                   169,802

   Other comprehensive income (loss)....................                                              (6,450)       (6,450)
                                                                                                                 ---------

Comprehensive income....................................                                                           163,352

Cash dividends..........................................                                 (59,033)                  (59,033)

Common shares - treasury:...............................

   Shares purchased.....................................      (4,496,427)    (5,982)    (129,206)                 (135,188)

   Shares issued upon exercise of stock options.........          67,815      1,262                                  1,262
                                                              ----------    -------    ---------    --------     ---------


BALANCE, DECEMBER 31, 1996.............................       58,522,676     78,534      744,310      (3,468)      819,376
                                                                                                                 ---------
Comprehensive income:

   Net income 1997.....................................                                  154,869                   154,869

   Other comprehensive income (loss)...................                                              (36,937)      (36,937)
                                                                                                                 ---------

Comprehensive income...................................                                                            117,932

Cash dividends.........................................                                  (58,469)                  (58,469)

Common shares - treasury:

   Shares purchased...................................        (1,812,841)    (2,538)     (67,526)                  (70,064)

   Shares issued upon exercise of stock options.......           257,059      6,673                                  6,673
                                                              ----------    -------    ---------    --------     ---------



BALANCE, DECEMBER 31, 1997............................        56,966,894    $82,669    $ 773,184    $(40,405)    $ 815,448
                                                              ==========    =======    =========    ========     =========



The accompanying notes to financial statements are an integral part of these statements.

                                                        THE LUBRIZOL CORPORATION

NOTES TO FINANCIAL STATEMENTS


(In Thousands of Dollars Unless Otherwise Indicated)



NOTE 1 - NATURE OF OPERATIONS
The Lubrizol Corporation is a full-service supplier of performance chemicals and products to diverse markets worldwide. Principally, the company develops, produces and sells specialty additive packages used in transportation and industrial finished lubricants such as gasoline and diesel engine lubricating oils, automatic transmission fluids, gear oils, marine and tractor lubricants, fuel products and industrial fluids. The company's additive packages are generally produced in shared manufacturing facilities and sold largely to a common customer base. These specialty chemical products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value of the products in which they are used. The company also produces and supplies coatings additives, refinery and oil field chemicals, specialty monomers, process chemicals, synthetic refrigerant compressor lubricants, fluid metering devices and particulate emission trap devices.

The company's sales and receivables are concentrated in the oil and chemical industries. The company's additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. Approximately 40% of the company's sales are made to customers in North America, 30% in Europe and 30% in Asia-Pacific, the Middle East and Latin America. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 44% of consolidated sales in 1997, 1996 and 1995. The largest single customer, including its affiliated entities, in each year accounted for 10% of sales in 1997, 1996 and 1995.


NOTE 2 - ACCOUNTING POLICIES
CONSOLIDATION - The consolidated financial statements include the accounts of The Lubrizol Corporation and its subsidiaries where ownership is 50% or greater and the company has effective controlling financial interest. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership, unless temporary, exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee.

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

CASH EQUIVALENTS - The company generally invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised primarily of investments having maturities of three months or less when purchased.

INVENTORIES - Inventories are stated at cost which is not in excess of market. Cost of inventories is determined by the first-in, first-out (FIFO) method except for chemical inventories within the United States, which use the last-in, first-out (LIFO) method.

DEPRECIATION AND AMORTIZATION - Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment which comprise approximately 25% of the depreciable assets. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land improvements and range from 3 to 20 years for machinery and equipment. Amortization of intangible and other assets is on a straight-line method over periods ranging from 5 to 25 years.

RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $88.4 million, $93.4 million and $104.9 million in 1997, 1996 and 1995, respectively.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Operating results are translated at weighted average exchange rates in effect during the period. Net unrealized translation gains (losses) are recorded as a component of other comprehensive income.

PER SHARE AMOUNTS - Net income per share is computed by dividing net income by average common shares outstanding during the period. Net income per share, diluted, includes the dilution effect resulting from outstanding stock options and stock awards. In February 1997, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Standards (SFAS) 128 - Earnings Per Share, which became effective for the company's December 31, 1997, financial statements. Per share amounts determined in accordance with SFAS 128, which did not significantly affect previously reported amounts, are computed as follows:

THE LUBRIZOL CORPORATION

                                              1997           1996           1995
                                          --------       --------       --------

Numerator:
   Net income available to
     common shareholders ..........       $154,869       $169,802       $151,615
                                          ========       ========       ========
Denominator:
   Weighted average common
     shares outstanding ...........         57,843         60,694         63,840
   Dilutive effect of stock
      options and awards ..........            386            109            221
                                          --------       --------       --------
Denominator for net income
   per share, diluted .............         58,229         60,803         64,061
                                          ========       ========       ========

Net income per share ..............       $   2.68       $   2.80       $   2.37
                                          ========       ========       ========

Net income per share,
   diluted ........................       $   2.66       $   2.79       $   2.37
                                          ========       ========       ========

SHARE REPURCHASES - The company has an active program to repurchase its common shares and utilizes the par value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION - Under currently effective accounting standards, the company operates in a single reportable segment. Information regarding the industry in which the company operates, its customers and geographic areas is presented in Notes 1 and 14. In June 1997, the FASB issued SFAS 131 - Disclosures About Segments of an Enterprise and Related Information, which becomes effective for the company in 1998. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The company has not yet completed its analysis of SFAS 131 and accordingly has not yet determined what effect, if any, it may have on future financial statement disclosures.


NOTE 3 - INVENTORIES

                                                           1997             1996
                                                       --------         --------
Finished products ............................         $ 94,010         $ 88,176
Products in process ..........................           67,246           77,910
Raw materials ................................           81,079           66,590
Supplies and engine test parts ...............           17,783           19,229
                                                       --------         --------
                                                       $260,118         $251,905
                                                       ========         ========

Inventories on the LIFO method were 29% and 25% of consolidated inventories at December 31, 1997 and 1996, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 1997 and 1996, by $43.7 million and $49.1 million, respectively.


NOTE 4 - INVESTMENTS IN
NONCONSOLIDATED COMPANIES

                                                           1997             1996
                                                        -------          -------

Investments carried at equity ................          $25,039          $22,551
Investments available-for-sale ...............                             6,234
Investments carried at cost ..................              865            1,036
                                                        -------          -------
                                                        $25,904          $29,821
                                                        =======          =======

At December 31, 1996, the company held an investment in securities of a publicly traded company which was classified as available-for-sale and whose market value approximated its costs. In early 1997, these securities were sold, and the realized pretax gain on sale of these investments of $3.4 million was included in other income.


NOTE 5 - SHORT-TERM AND LONG-TERM DEBT

                                                          1997             1996
                                                     ---------        ---------

Long-term debt consists of:
7.25% debentures, due 2025 ...................       $ 100,000        $ 100,000
Debt supported by long-term
   banking arrangements:
   Commercial paper at weighted
     average rates of 6.4% ...................          35,000
   6.5% Marine terminal refunding
     revenue bonds, due 2000 .................          18,375           18,375
Term loans:
   Dollar denominated, at 5.0%,
     due 2000 ................................           5,544
   Yen denominated, at 2.0% to 5.8%,
     due 1998 - 2002 .........................          19,450           26,232
   Deutsche mark denominated,
     at 4.9% due 1999 ........................          14,460           16,884
Other 4.3%, due 2004 - 2008 ..................             366              403
                                                     ---------        ---------
                                                       193,195          161,894
Less current portion .........................         (11,030)          (4,266)
                                                     ---------        ---------
                                                     $ 182,165        $ 157,628
                                                     =========        =========

Short-term debt consists of:
Commercial paper at weighted
   average rates of 6.4% and 6.0% ............       $  18,900        $  34,200
Other short-term debt at weighted
   average rates of 1.4% and 3.3% ............           8,165            2,405
Current portion of long-term debt ............          11,030            4,266
                                                     ---------        ---------
                                                     $  38,095        $  40,871
                                                     =========        =========

The company publicly issued debentures in June 1995 in the aggregate principal amount of $100 million. These debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25% payable semi-annually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements.

                                                        THE LUBRIZOL CORPORATION

Commercial paper debt is due within one year. The company has credit facilities, which were unused at December 31, 1997, aggregating $95 million, including $75 million in committed revolving credit agreements which would permit the company to borrow at or below the U.S. prime rate. These facilities permit the company to refinance for a period beyond one year the amount due under the Marine Terminal Refunding Revenue Bonds, whose bondholders have the right to put the bonds back to the company, and up to $56.6 million of commercial paper borrowings. Accordingly, the company classified the portion of commercial paper borrowings expected to remain outstanding throughout the following year as long-term at each balance sheet date.

Amounts due on long-term debt are $11.0 million in 1998, $19.0 million in 1999, $26.2 million in 2000, $1.4 million in 2001, $35.4 million in 2002 and $100.2 million thereafter.

The company has an interest rate swap agreement that effectively converts variable rate interest payable on $18.4 million of Marine Terminal Refunding Revenue Bonds due July 1, 2000, to a fixed rate of 6.5%. The company also has interest rate swap agreements, which expire in March 2005, that exchange variable rate interest obligations on a $50 million notional principal amount for a fixed payment obligation of 7.6% (see Note 15).

Interest paid, net of amounts capitalized, amounted to $10.9 million, $10.4 million and $9.8 million during 1997, 1996 and 1995, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 1997, 1996 and 1995 amounted to $2.1 million, $3.0 million and $4.3 million, respectively.


NOTE 6 - OTHER BALANCE SHEET INFORMATION

Receivables:                                           1997                 1996
                                                   --------             --------

Customers ............................             $243,232             $213,308
Affiliates ...........................                7,727                6,582
Other ................................               22,546               18,511
                                                   --------             --------
                                                   $273,505             $238,401
                                                   ========             ========

Receivables are net of allowance for doubtful accounts of $1.4 million in 1997 and $1.2 million in 1996.

Property and Equipment:                                  1997               1996
                                                   ----------         ----------

Land and improvements ....................         $  102,831         $  105,071
Buildings and improvements ...............            270,237            274,420
Machinery and equipment ..................          1,059,575          1,081,850
Construction in progress .................             81,181             67,846
                                                   ----------         ----------
                                                   $1,513,824         $1,529,187
                                                   ==========         ==========

In 1996, the company began a multi-year project to implement a new enterprise-wide management information system to support its global information processing and access needs. Costs were expensed as incurred during the assessment and preliminary project design stages of this project. Direct internal and external costs for qualifying activities during the application development and implementation stages of this project are capitalized as property and equipment. Capitalized costs relating to this project were $26.0 million in 1997 and $2.3 million in 1996. Capitalized costs will be amortized over the estimated useful life of seven years beginning when each respective site installation is complete and ready for its intended use.

Depreciation and amortization of property and equipment was $82.7 million in 1997, $78.7 million in 1996 and $71.8 million in 1995.

Other Assets:                                              1997             1996
                                                        -------          -------

Goodwill and other intangibles ...............          $58,066          $46,585
Deferred income taxes ........................            2,061            4,149
Other ........................................           26,508           29,147
                                                        -------          -------
                                                        $86,635          $79,881
                                                        =======          =======

During 1997, 1996 and 1995, the company made cash acquisitions of, or investments in, several companies. These acquisitions were recorded under the purchase method of accounting, including recognizing goodwill for amounts paid in excess of the fair value of identifiable assets acquired. The acquired companies have not had a material effect on the company's consolidated results of operations during 1997, 1996 or 1995. Accumulated amortization of intangible and other assets was $16.3 million and $12.2 million at December 31, 1997 and 1996, respectively.

Income Taxes and Other Current Liabilities:               1997              1996
                                                       -------           -------

Employee compensation ......................           $34,757           $35,463
Income taxes ...............................            25,509            12,914
Taxes other than income ....................            12,105            10,893
Other ......................................            24,117            27,293
                                                       -------           -------
                                                       $96,488           $86,563
                                                       =======           =======

Noncurrent Liabilities:                                   1997              1996
                                                       -------           -------

Employee benefits ..........................           $27,867           $33,239
Other ......................................            15,011            14,045
                                                       -------           -------
                                                       $42,878           $47,284
                                                       =======           =======

THE LUBRIZOL CORPORATION

NOTE 7 - SHAREHOLDERS' EQUITY
The company has 147 million authorized shares consisting of 2 million shares of serial preferred stock, 25 million shares of serial preference shares and 120 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 29,229,000 and 27,673,218 at December 31, 1997 and 1996, respectively.

The company has a shareholder rights plan under which one right to buy one-half common share has been distributed for each common share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the common shares by a person or affiliated persons who acquire such stock without complying with the requirements of the company's articles of incorporation. The rights would entitle shareholders, other than such person or affiliated persons, to purchase common shares of the company or of certain acquiring persons at 50% of then current market value. At the option of the directors, the rights may be exchanged for common shares, and may be redeemed in cash, securities or other consideration. The rights will expire in 2007 unless earlier redeemed.

In June 1997, FASB issued SFAS 130 - Reporting Comprehensive Income, which becomes effective in 1998; however, earlier application is permitted. SFAS 130 requires presentation of comprehensive income (net income plus all other changes in net assets from non owner sources) and its components in the financial statements. The company elected to early adopt SFAS 130 and has changed the format of its consolidated statements of shareholders' equity to present comprehensive income.

Components of other comprehensive income (loss) consists of the following:


                                             1997           1996           1995
                                         --------       --------       --------

Foreign currency translation
   adjustments ....................      $(36,941)      $ (6,663)      $ 12,957
Change in unrealized gains
   on marketable securities .......                                     (35,645)
Income tax benefit ................             4            213         12,223
                                         --------       --------       --------
Other comprehensive
   income (loss) ..................      $(36,937)      $ (6,450)      $(10,465)
                                         ========       ========       ========

The change in unrealized gain on marketable securities during 1995 includes reclassification adjustments for $38.5 million of gains realized in income from the sale of the securities. The 1995 income tax benefit includes a benefit of $12.5 million related to the change in unrealized gain (including $13.5 million for reclassification of realized gains). Accumulated other comprehensive income or loss shown in the consolidated statements of shareholders' equity at December 31, 1997, 1996 and 1995 is solely comprised of the accumulated foreign currency translation adjustment, net of tax effects.


NOTE 8 - GAIN ON INVESTMENTS
In 1996, the company sold its investments in Mycogen Corporation and Agrigenetics, Inc., for cash of $126.2 million. The company also sold certain rights to its SVO oilseed technology for $8.0 million, of which $2.0 million was collected in 1996, $2.5 million collected in 1997 and $3.5 million collected in January 1998. Also, in September 1996, the company sold substantially all the remaining assets of SVO for cash of $20.8 million. These transactions resulted in pretax gains of $57.3 million. Losses on other investment activity reduced the gain on investments to $53.3 million. On an after-tax basis, these gains contributed $.57 to 1996 net income per share.

During the first half of 1995, the company sold all of its remaining shares of Genentech Inc. common stock and received proceeds of $40.2 million, generating gross realized gains of $38.5 million. On an after-tax basis these gains contributed $.39 to 1995 net income per share. The company determined the gross realized gains using the average cost method.

The investment in Genentech was reported at fair value in the company's balance sheets, until sold, as investments available-for-sale, with changes in unrealized gains recorded as a component of other comprehensive income in shareholders' equity.


NOTE 9 - OTHER INCOME
Other income - net consists of the following:

                                               1997          1996          1995
                                            -------       -------       -------

Equity earnings (losses) of
   nonconsolidated
   companies ........................       $ 4,804       $ 4,350       $(2,081)
Gain on investee
   stock issuance ...................                                     4,530
Other - net .........................           300         1,662         4,701
                                            -------       -------       -------
                                            $ 5,104       $ 6,012       $ 7,150
                                            =======       =======       =======

Other income in 1995 reflects equity losses from Mycogen of $5.4 million and preferred dividend income of $1.5 million. Gains on investee stock issuance represents a noncash gain, from the increase in the value of the company's ownership interest in the net assets of Mycogen, due to Mycogen's issuance of new shares at a price in excess of the company's carrying value per share.

                                                        THE LUBRIZOL CORPORATION

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

Income before income taxes consists of the following:

                                          1997             1996             1995
                                      --------         --------         --------

United States ...............         $154,589         $196,390         $136,801
Foreign .....................           76,558           54,218           88,773
                                      --------         --------         --------
Total .......................         $231,147         $250,608         $225,574
                                      ========         ========         ========


The provision for income taxes consists of the following:

                                         1997              1996             1995
                                     --------          --------         --------

Current:
United States ..............         $ 35,556          $ 39,688         $ 28,294
Foreign ....................           32,137            18,044           28,766
                                     --------          --------         --------
                                       67,693            57,732           57,060
                                     --------          --------         --------
Deferred:
United States ..............            8,784            16,842            8,334
Foreign ....................             (199)            6,232            8,565
                                     --------          --------         --------
                                        8,585            23,074           16,899
                                     --------          --------         --------
Total ......................         $ 76,278          $ 80,806         $ 73,959
                                     ========          ========         ========

Foreign taxes include withholding taxes. The United States tax provision includes the U.S. tax on foreign income distributed to the company. The company increased its 1997 tax provision by approximately $3.5 million primarily to reflect a legislated increase in the statutory tax rate applicable to its earnings in France, where the company has significant operations. The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:


                                             1997           1996           1995
                                         --------       --------       --------

Tax at statutory rate of 35% ......      $ 80,901       $ 87,713       $ 78,951
Foreign sales
   corporation earnings ...........        (4,704)        (3,477)        (4,389)
Equity income .....................        (2,775)        (1,324)          (856)
Other - net .......................         2,856         (2,106)           253
                                         --------       --------       --------
Provision for income taxes ........      $ 76,278       $ 80,806       $ 73,959
                                         ========       ========       ========

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

                                                           1997            1996
                                                      ---------       ---------

Deferred tax assets:
   Accrued compensation and benefits ...........      $  43,251       $  39,522
   Intercompany profit in inventory ............         13,223          13,107
   Net operating losses carried forward ........         15,217          13,131
   Other .......................................          4,045           4,949
                                                      ---------       ---------
Total gross deferred tax assets ................         75,736          70,709
Less valuation allowance .......................         (4,179)         (4,239)
                                                      ---------       ---------
Net deferred tax assets ........................         71,557          66,470
Deferred tax liabilities:
   Depreciation and other
     basis differences .........................         90,151          75,869
   Undistributed foreign equity income .........          3,626           4,672
   Inventory basis differences .................          2,588           3,920
   Other .......................................          4,657           3,804
                                                      ---------       ---------
Total gross deferred tax liabilities ...........        101,022          88,265
                                                      ---------       ---------
Net deferred tax assets (liabilities) ..........      $ (29,465)      $ (21,795)
                                                      =========       =========

At December 31, 1997, certain foreign subsidiaries have net operating loss carryforwards of $40.6 million for income tax purposes, of which $8.8 million expires in years 2000 through 2004 and $31.8 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance has been recognized to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized. The net change in the total valuation allowance for the years ended December 31, 1997, 1996 and 1995, was a decrease of $.1 million, an increase of $.7 million and an increase of $3.6 million, respectively.

U.S. income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $376.8 million at December 31, 1997. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 1997, 1996 and 1995 amounted to $53.0 million, $55.0 million and $56.9 million, respectively.

NOTE 11 - PENSION AND PROFIT SHARING PLANS
The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several defined benefit plans are unfunded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

THE LUBRIZOL CORPORATION


Net periodic pension cost of defined benefit plans consists of:

                                             1997           1996           1995
                                         --------       --------       --------

Service cost - benefits earned
   during period ...................     $ 10,270       $ 11,097       $ 10,089
Interest cost on projected
   benefit obligation ..............       17,704         17,690         17,804
Actual return on plan assets .......      (45,407)       (33,585)       (47,965)
Net amortization and deferral ......       23,835         14,229         31,833
                                         --------       --------       --------
Net periodic pension cost ..........     $  6,402       $  9,431       $ 11,761
                                         ========       ========       ========

The weighted average assumptions used at December 31 were:


                                               1997          1996         1995
                                               ----          ----         ----

Discount rate for determining
   funded status .....................          6.9%          7.5%          7.3%
Compensation increase ................          4.0%          4.5%          4.8%
Return on plan assets ................          8.8%          8.9%          8.8%

The funded status of such defined benefit pension plans and the amounts recognized in the consolidated balance sheets at December 31 are as follows:

                                     1997                       1996
                            -----------------------     -----------------------
                             Assets        Accum.       Assets         Accum.
                             Exceed       Benefits      Exceed        Benefits
                              Accum.       Exceed        Accum.        Exceed
                             Benefits      Assets       Benefits       Assets
                            ---------     ---------     ---------     ---------

Fair value of
   plan assets .........    $ 291,885     $   6,245     $ 264,949     $   6,431
Projected benefit
   obligation ..........     (228,764)      (25,497)     (217,173)      (31,448)
                            ---------     ---------     ---------     ---------
Plan assets in
   excess of
   (less than)
   projected benefit
   obligation ..........       63,121       (19,252)       47,776       (25,017)
Unrecognized
   net transition
   obligation
   (asset) .............      (10,093)        3,242       (11,833)        3,882
Unrecognized
   net loss (gain) .....      (45,239)        2,410       (28,162)          845
Unrecognized prior
   service cost ........        9,022         1,792        10,091         2,689
Minimum liability
   adjustment ..........          (54)       (2,005)                     (1,699)
                            ---------     ---------     ---------     ---------
Accrued pension
   asset (liability) ...    $  16,757     $ (13,813)    $  17,872     $ (19,300)
                            =========     =========     =========     =========

Accumulated
   benefit
   obligation ..........    $ 171,388     $  19,104     $ 155,071     $  24,702
                            =========     =========     =========     =========

Vested benefits ........    $ 164,411     $  15,177     $ 149,318     $  20,442
                            =========     =========     =========     =========

The company also has defined contribution retirement plans, principally involving profit sharing plans and a 401(k) savings plan, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution plans was $9.9 million in 1997, $10.2 million in 1996 and $8.9 million in 1995.


NOTE 12 - POSTRETIREMENT HEALTH CARE
The company provides certain postretirement benefits other than pensions, primarily health care and life insurance plans, for retired employees. Currently, substantially all of the company's full-time employees in the U.S. become eligible for these benefits after attaining specified years of service and age 55 at retirement. Participants contribute a portion of the cost of such benefits. The company's postretirement health care plans are not funded.

The status of the U.S. postretirement health care and life insurance plans at December 31 is as follows:


                                                              1997          1996
                                                          --------      --------

Accumulated postretirement benefit obligations:
Retirees ...........................................      $ 29,709      $ 29,794
Fully eligible active plan participants ............        12,658        14,385
Other active plan participants .....................        16,319        19,776
                                                          --------      --------
Total accumulated postretirement
   benefit obligation ..............................        58,686        63,955
Unrecognized net gain ..............................         9,816           652
Unrecognized net reduction in
   prior service costs .............................        33,838        37,056
                                                          --------      --------
Accrued postretirement
   health care costs ...............................      $102,340      $101,663
                                                          ========      ========

Unrecognized net reduction in prior service costs results from plan amendments. These reductions in prior service costs do not immediately reduce the accrued postretirement liability, but are amortized as a reduction of expense over the participant's average future service period to full eligibility (remaining amortization period at December 31, 1997, of approximately 11 years). The company revised its assumed ultimate health care cost trend rate from 6% to 5% during 1997. This revision reduced the accumulated postretirement benefit obligation at December 31, 1997, by $8.9 million. This gain will be amortized beginning in 1998 over the average remaining service period of participants.

                                                        THE LUBRIZOL CORPORATION

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at December 31, 1997, was 8.25% (9.00% at December 31, 1996), with subsequent annual decrements of .75% to an ultimate trend rate of 5%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately 15% and the aggregate of the service and interest cost components of net postretirement health care cost by approximately 19%. Discount rates of 7.25% and 7.50%, respectively, were used in determining the accumulated postretirement benefit obligations at December 31, 1997 and 1996.

Net postretirement benefit cost consists of the following components for the company's U.S. plans:


                                             1997           1996           1995
                                          -------        -------        -------

Service cost - benefits
   earned during the year .........       $ 1,350        $ 1,501        $ 1,361
Interest cost on accumulated
   postretirement benefit
   obligation .....................         4,800          4,817          6,066
Amortization of
   unrecognized net gains .........        (3,218)        (3,218)        (1,766)
                                          -------        -------        -------
Net postretirement
   health care cost ...............       $ 2,932        $ 3,100        $ 5,661
                                          =======        =======        =======

The company also provides postretirement health care benefits at several of its international locations. Accumulated benefits and net postretirement health care costs for these locations were not significant.


NOTE 13 - LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various computer and office equipment. Rental expense was $13.8 million in 1997, $16.9 million in 1996 and $19.5 million in 1995. Future minimum rental commitments under operating leases having initial or remaining noncancelable lease terms exceeding one year are $14.5 million in 1998, $11.1 million in 1999, $9.4 million in 2000, $5.8 million in 2001, $5.3 million in 2002 and $20.8 million thereafter.


NOTE 14 - OPERATIONS IN GEOGRAPHIC AREAS
Financial data by geographic area, based on the location of the subsidiary which shipped and billed the product, is as follows:

                                           1997            1996            1995
                                    -----------     -----------     -----------

Revenues from customers:

   United States ...............    $   735,315     $   711,781     $   722,879
   Europe ......................        462,356         480,250         533,920
   Far East ....................        275,407         229,659         225,773
   Other .......................        200,704         175,872         181,022
                                    -----------     -----------     -----------
                                      1,673,782       1,597,562       1,663,594

Intercompany transfers:
   United States ...............        343,120         318,492         319,671
   Europe ......................         34,214          26,364          37,556
   Far East ....................            206             182             301
   Other .......................         21,678          22,507          30,905
                                    -----------     -----------     -----------
                                        399,218         367,545         388,433
                                    -----------     -----------     -----------

Gross revenues .................      2,073,000       1,965,107       2,052,027
Less: Intercompany transfers ...       (399,218)       (367,545)       (388,433)
                                    -----------     -----------     -----------
Consolidated revenues ..........    $ 1,673,782     $ 1,597,562     $ 1,663,594
                                    ===========     ===========     ===========

Operating profit:
   United States ...............    $   195,177     $   162,090     $   128,909
   Europe ......................         23,918          27,746          51,172
   Far East ....................         12,679           9,078           9,731
   Other .......................         18,243          13,178          17,476
   Eliminations ................          1,241            (671)         (2,555)
                                    -----------     -----------     -----------
                                        251,258         211,421         204,733

General corporate expenses .....        (19,000)        (16,864)        (19,156)
Gain on investments ............                         53,280          38,459
Other income - net .............          5,104           6,012           7,150
Interest - net .................         (6,215)         (3,241)         (5,612)
                                    -----------     -----------     -----------
Income before income taxes .....    $   231,147     $   250,608     $   225,574
                                    ===========     ===========     ===========

Identifiable assets:
   United States ...............    $   841,547     $   796,154     $   804,045
   Europe ......................        374,234         400,639         395,053
   Far East ....................        151,826         151,015         154,992
   Other .......................        101,141          91,768          82,708
   Eliminations ................       (111,462)       (114,546)        (82,310)
                                    -----------     -----------     -----------
                                      1,357,286       1,325,030       1,354,488

Corporate assets ...............        105,006          77,085         137,532
                                    -----------     -----------     -----------
Total assets ...................    $ 1,462,292     $ 1,402,115     $ 1,492,020
                                    ===========     ===========     ===========

Notes:

A. Intercompany transfers are made at prices comparable to normal unaffiliated customer sales for similar products.
B.   Affiliated companies are not allocated to geographic segments.
C. Corporate assets consist of short-term investments and investments in affiliated companies.

THE LUBRIZOL CORPORATION

Export sales from the United States to customers, primarily in Asia and Latin America, were $132 million, $144 million and $138 million during 1997, 1996 and 1995, respectively.

Net assets of non-U.S. subsidiaries at December 31, 1997 and 1996, were $488 million and $487 million, respectively. Net income of these subsidiaries was $43 million in 1997, $29 million in 1996 and $52 million in 1995; and dividends received from the subsidiaries were $7 million, $18 million and $7 million, respectively.

NOTE 15 - FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company's debt instruments at December 31, 1997, approximates $227.5 million compared with the carrying value of $220.3 million. The company believes the carrying values of its other financial instruments approximate their fair values, except for certain interest rate swap agreements discussed below. The company uses derivative financial instruments only to manage well-defined foreign currency and interest rate risks. The company does not use derivative financial instruments for trading purposes.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. Such contracts are generally in connection with transactions with maturities of less than one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $58.4 million in 1997, $41.2 million in 1996 and $16.6 million in 1995. At December 31, 1997, the company had short-term forward contracts to sell currencies at various dates during 1998 for $38.9 million. Realized and unrealized gains or losses on these contracts are recorded in the statement of income, or in the case of transactions designated as hedges of net foreign investments, in the foreign currency translation adjustment account in other comprehensive income. Additionally, foreign currency forward contract gains and losses on certain future transactions may be deferred until the future transaction is recorded. Deferred currency gains on foreign exchange contracts at December 31, 1997, were not significant.

The company is exposed to market risk from changes in interest rates. The company's policy is to manage interest rate cost using a mix of fixed and variable rate debt. To manage this mix in a cost- efficient manner, the company may enter into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. The company has entered into interest rate swap agreements to convert variable rate debt to fixed rates (see Note 5). Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability. Changes in the underlying market value of the remaining swap payments are recognized in income when the underlying liability being hedged is extinguished or partially extinguished to a level less than the notional amount of the interest rate swaps. Consequently, market value losses of $1.0 million and $1.1 million were recognized in 1997 and 1996, respectively. The company would have paid approximately $6.3 million, including accrued interest of $.8 million, if it had terminated these interest rate swap agreements at December 31, 1997.

NOTE 16 - STOCK COMPENSATION PLANS
The 1991 Stock Incentive Plan provides for granting of restricted and unrestricted shares and options to buy common shares intended either to qualify as "incentive stock options" under the Internal Revenue Code or "non-statutory stock options" not intended to so qualify, up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to ten years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically under the 1991 Plan and may be granted at the discretion of the administering committee under the 1985 Employee Stock Option Plan. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until the expiration dates. The option price under both plans is the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,000 common shares, with terms generally comparable to employee stock options.

Under the 1991 Stock Incentive Plan, the company granted to certain executive officers 65,000 performance share stock awards in March 1997, all of which are outstanding at December 31, 1997. Common shares equal to the number of performance share stock awards granted will be issued if the market price of the company's common stock reaches $45.00 per common share for ten consecutive trading days or after six years from date of grant, whichever occurs first. The mar-
34

                                                        THE LUBRIZOL CORPORATION

 ket value of the company's common shares at date of grant of the performance hare stock awards was $33.75 per share. The company accrues compensation xpense related to performance share stock awards ratably over the projected esting period. Compensation costs accrued for performance share stock awards as $.5 million in 1997.

 FAS 123 encourages the fair-value based method of accounting for stock ompensation plans under which the value of stock-based compensation is stimated at the date of grant using valuation formulas, but permits the ontinuance of intrinsic-value accounting. The company accounts for its stock compensation plans using the intrinsic-value accounting method (measured as the difference between the exercise price and the market value of the stock at date of grant). If the fair value method to measure compensation cost for the company's stock compensation plans had been used, the company's net income would have been reduced by $2.6 million in 1997, $2.0 million in 1996 and $1.7 million in 1995 with a corresponding reduction in net income per share of $.05 in 1997 and $.03 for both 1996 and 1995.

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:


                                               1997          1996          1995
                                               ----          ----          ----

1985 Plan:
   Risk-free interest rate ...........          5.7%          6.6%          7.1%
   Dividend yield ....................          2.7%          3.4%          3.4%
   Volatility ........................           20%           23%           23%
   Expected life (years) .............          3.1           3.7           8.6
1991 Plan:
   Risk-free interest rate ...........          5.8%          6.3%          7.0%
   Dividend yield ....................          2.7%          3.4%          3.4%
   Volatility ........................           22%           23%           23%
   Expected life (years) .............          9.9           8.8           8.2

The fair value of the performance share stock awards granted in 1997 was $31.80 per share using the following assumptions: risk-free interest rate of 5.7%; volatility of 20%; and expected life of three years. Dividends do not accumulate on performance share stock awards.

Information regarding these option plans, excluding the performance share stock awards, follows:

                                                                       Weighted-
                                                                        Average
                                                                        Exercise
                                                         Shares          Price
                                                        ---------        ------

Outstanding, January 1, 1997 ...................        3,248,113        $30.93
Granted ........................................          417,561         35.07
Exercised ......................................         (361,179)        25.85
Forfeited ......................................          (92,338)        35.88
                                                        ---------
Outstanding, December 31, 1997 .................        3,212,157        $31.88
                                                        =========        ======

Options exercisable,
   December 31, 1997 ...........................        2,590,556        $31.67
                                                        =========        ======

Weighted-average fair value of options
   granted during the year .....................                         $ 9.37
                                                                         ======
Outstanding, January 1, 1996 ...................        2,958,416        $30.70
Granted ........................................          497,566         29.96
Exercised ......................................          (99,427)        18.25
Forfeited ......................................         (108,442)        31.86
                                                        ---------
Outstanding, December 31, 1996 .................        3,248,113        $30.93
                                                        =========        ======

Options exercisable,
   December 31, 1996 ...........................        2,574,762        $30.57
                                                        =========        ======
Weighted-average fair value of options
   granted during the year .....................                         $ 8.05
                                                                         ======
Outstanding, January 1, 1995 ...................        2,583,721        $29.28

Granted ........................................          528,210         35.12
Exercised ......................................         (148,887)        21.57
Forfeited ......................................           (4,628)        34.56
                                                        ---------
Outstanding, December 31, 1995 .................        2,958,416        $30.70
                                                        =========        ======

Options exercisable,
   December 31, 1995 ...........................        1,975,878        $28.77
                                                        =========        ======

Weighted-average fair value of options
   granted during the year .....................                         $10.05
                                                                         ======

The following table summarizes information about stock options outstanding at December 31, 1997:


                                                Options Outstanding                               Options Exercisable
                                   ------------------------------------------------         -------------------------------
                                      Number      Weighted-Average      Weighted-              Number           Weighted-
Range of                           Outstanding        Remaining          Average            Exercisable          Average
Exercise Prices                    at 12/31/97    Contractual Life   Exercise Price         at 12/31/97      Exercise Price
                                   -----------    ----------------   --------------         -----------      --------------

$13 - $19 ...................         78,423             2.1 Years       $16.66                78,423            $16.66
 19 -  25 ...................         89,375             1.3              21.91                89,375             21.91
 25 -  31 ...................      1,205,571             4.7              28.89             1,013,029             28.69
 31 -  38 ...................      1,772,454             5.3              34.70             1,343,395             34.93
 38 -  45 ...................         66,334             2.7              42.09                66,334             42.09
                                   ---------                                                ---------
                                   3,212,157             4.8             $31.88             2,590,556            $31.67
                                   =========             ===             ======             =========            ======

THE LUBRIZOL CORPORATION

NOTE 17 - ASSET IMPAIRMENT AND SPECIAL CHARGE
In 1997, the company provided $9.4 million for the impairment of long-lived assets. This included $6.3 million to reduce the carrying value of certain computer equipment and software made obsolete prior to expiration of their original estimated useful lives due to new systems being implemented. Also, during the fourth quarter the company decided to utilize a toll processor, beginning in 1998, rather than to produce an intermediate internally. This decision resulted in the permanent impairment of a production unit, and a provision of $3.1 million was recorded to reduce the asset carrying value to its estimated fair value. Fair value was determined by estimating the present value of future cash flows. These impairment losses are reflected in the consolidated statements of income for the year ended December 31, 1997, as follows: cost of sales - $4.4 million; research, testing and development expenses - $.9 million; selling and administrative expenses - $1.8 million and other income (net) - $2.3 million.

During the fourth quarter of 1995, the company recorded a provision of $9.5 million for the write-down of assets to their fair value. This charge was primarily related to an intermediate processing unit that became permanently impaired due to product formulation changes caused by a new industry-wide specification. This charge, originally presented as a separate line on the 1995 consolidated statement of income, has been reclassified to cost of sales, in order to be consistent with the form of presentation used for the year ended December 31, 1997.

In 1993, the company recorded an $86.3 million special charge related to its manufacturing rationalization and organizational realignment initiatives. It was originally estimated that these initiatives would take approximately three years to fully implement and would reduce the number of the company's production units by up to one-third and the number of employees by approximately 5%. Originally, 30% of the special charge was for employee reductions; 55% was for asset write-downs primarily related to manufacturing assets and Agribusiness investments; and 15% was for tank cleaning and dismantling, lease exit costs and other transitional costs.

The company substantially completed its planned activities under the special charge initiatives by December 31, 1996. The total number of production units was reduced by nearly 30%, and comparable worldwide employment was reduced by approximately 9%, or over 400 employees, through early retirements, separations and attrition. Although there was no change in the aggregate amount of the special charge, certain components were revised as actual costs to implement became known. Approximately 45% of the special charge related to employee separations; 40% to asset write-downs and 15% to other areas. Costs for employee reductions were greater than originally estimated due to the greater number of employee separations. Asset write-offs decreased due to lower than originally estimated net book values of the assets removed from service. Cash outlays for the special charge were approximately $50 million, including $4 million in 1997, $9 million in 1996 and $14 million in 1995.

NOTE 18 - LITIGATION
The company has filed claims against Exxon Corporation and/or its affiliates relating to various commercial matters, including alleged infringements by Exxon of certain of the company's patents. These suits are pending in the United States (in Ohio), Canada and the United Kingdom.

The company has prevailed in a case brought in Canada against Exxon's Canadian affiliate, Imperial Oil, Ltd., for infringement of the company's patent pertaining to dispersants, the largest additive component used in motor oils. A 1990 trial court verdict in favor of the company regarding the issue of liability was upheld by the Federal Court of Appeals of Canada in December 1992, and in October 1993, the Supreme Court of Canada dismissed Imperial Oil's appeal of the Court of Appeals' decision. The case has been returned to the trial court for an assessment of compensation damages, but no date has been set for a determination of such damages. In October 1994, the trial court judge determined that Imperial Oil had violated an earlier injunction for the manufacture or sale of the dispersant which is the subject of this case. The determination of penalty damages, if any, on account of this violation will be made after the compensation damages for patent infringement have been determined by the court.

In November 1996, a patent trial court in London declared a Lubrizol United Kingdom patent invalid, which patent is the subject of litigation brought by the company against Exxon in that country. The company is appealing this decision, which appeal is expected to be heard in March 1998. Although the trial court decision does not involve any damage payments, the court awarded Exxon its recoverable legal costs in the case, as is customary under U.K. practice. Exxon has filed with the court a request for legal costs of approximately $12 million. The determination of which of those costs may be recoverable will be subject to a separate proceeding. The company has obtained a stay of this separate proceeding pending the outcome of the appeal of the trial court decision. As a court-ordered condition to obtain the stay, the company made a $3.0 million contingent payment to Exxon in July 1997. This amount was fully expensed in 1997. Management believes that the November 1996 trial court decision will not be upheld in its present form on appeal, in which case the recoverable legal costs would be reduced or eliminated, and amounts paid contingently by the company could be refunded in whole or in part.

A reasonable estimation of the company's potential recovery relating to the Exxon litigation referenced above can not be made at this time, and no recovery amounts have been recorded in the company's financial statements.

                                                        THE LUBRIZOL CORPORATION


QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                    Three Months Ended
---------------------------------------------------------------------------------------------------------------------------

                                                                March 31         June 30         Sept. 30          Dec. 31
---------------------------------------------------------------------------------------------------------------------------
                                                                      (In Thousands of Dollars Except Per Share Data)
1997

Net sales .......................................               $387,749        $432,556         $426,824         $422,122
Gross profit ....................................                129,642         149,543          136,540          129,924
Net income ......................................                 38,861          46,900           38,652           30,456
Net income per share ............................                   $.66            $.81             $.67             $.53
Net income per share - diluted ..................                   $.66            $.80             $.66             $.53

1996

Net sales .......................................               $405,412        $420,531         $392,114         $374,820
Gross profit ....................................                131,817         132,007          124,931          120,728
Gain on investments (net of tax) ................                 34,632
Net income ......................................                 71,236          38,070           31,733           28,763
Net income per share ............................                  $1.14            $.63             $.53             $.49
Net income per share - diluted ..................                  $1.14            $.62             $.53             $.48

THE LUBRIZOL CORPORATION

HISTORICAL SUMMARY


(In Millions, Except Shareholders, Employees and Per Share Data)       1997           1996          1995
--------------------------------------------------------------------------------------------------------


OPERATING RESULTS:

Revenues ...........................................               $1,673.8       $1,597.6      $1,663.6
Total cost and expenses ............................                1,441.5        1,403.0       1,478.0
Other income (charges) .............................                   (1.1)          56.1          40.0

Net income .........................................                  154.9          169.8         151.6
   - Before unusual items and accounting changes ...                  154.9          135.2         132.8

Net income per share ...............................                   2.68          2.80          2.37
   - Before unusual items and accounting changes ...                   2.68          2.23          2.08

FINANCIAL RATIOS:

Gross profit percentage ............................                   32.7           32.0          31.5
Percent of revenues:
   Selling and administrative expenses .............                   10.2            9.9           9.8
   Research and testing expenses ...................                    8.8           10.1          10.8

Return on average shareholders' equity (%) .........                   19.0           20.4          18.0
   - Before unusual items and accounting changes (%)                   19.0           16.2          15.8
Debt to capitalization (%) .........................                   21.3           19.5          22.5
Current ratio ......................................                    2.5            2.6           2.4

OTHER INFORMATION:

Dividends declared per share .......................               $   1.01       $    .97      $    .93
Average common shares outstanding ..................                   57.8           60.7          63.8
Capital expenditures ...............................               $  100.7       $   94.3      $  189.3
Depreciation expense ...............................                   82.7           78.7          71.8

At Year End:
   Total assets ....................................               $1,462.3       $1,402.1      $1,492.0
   Total debt ......................................                  220.3          198.5         247.1
   Total shareholders' equity ......................                  815.4          819.4         849.0
   Shareholders' equity per share ..................                  14.31          14.00         13.48
   Common share price ..............................                  36.88          31.00         27.75

   Number of shareholders ..........................                  5,661          5,764         6,304
   Number of employees .............................                  4,291          4,358         4,601

                                                      THE LUBRIZOL CORPORATION


  1994             1993            1992            1991            1990            1989            1988            1987
---------------------------------------------------------------------------------------------------------------------------
$1,599.0        $1,525.5        $1,552.2        $1,476.3        $1,452.7        $1,227.9        $1,125.7        $1,022.3
 1,397.0         1,362.2         1,390.5         1,308.7         1,288.4         1,109.7         1,009.9           916.4
    49.4          (43.6)            15.4            10.5           106.9            19.5            69.9            23.3

   175.6            45.6           124.6           123.7           190.0            94.0           140.0            81.3
   148.8           113.5           124.6           123.7           133.5            94.0            88.4            73.7

    2.67             .67            1.81            1.79            2.67            1.26            1.81            1.03
    2.26            1.67            1.81            1.79            1.87            1.26            1.14             .94



    32.7            32.0            31.7            32.4            30.3            29.2            29.9            29.6

    10.0            10.4            11.7            11.7            10.9            10.8            10.5            10.8
    10.3            11.2            10.0             9.8             8.5             9.2             9.6             9.1

    22.5             5.9            15.4            16.2            27.2            14.2            21.8            13.6
    19.0            14.6            15.4            16.2            18.0            14.2            13.7            12.0
    16.8             8.7             5.6             7.9             8.3             8.5             8.4            10.1
     2.5             2.5             2.9             2.7             2.7             3.0             3.1             3.0



  $  .89          $  .85          $  .81          $  .77          $  .73          $  .69          $  .65          $  .61
    65.7            67.7            69.0            69.3            71.1            74.7            77.4            79.1
$  160.5        $  127.9         $  95.8         $  82.4         $  77.4         $  64.7         $  54.6         $  42.0
    63.9            59.6            58.4            54.6            54.0            48.7            46.6            47.2


$1,394.4        $1,182.6        $1,127.1        $1,171.7        $1,114.6        $  960.2        $  970.7        $  939.4
   167.9            69.6            48.4            67.8            66.6            61.2            60.8            69.7
   832.0           732.2           819.4           794.5           736.2           663.3           664.3           621.6
   12.83           11.00           11.97           11.51           10.61            8.96            8.74            7.98
   33.88           34.13           27.25           28.25           23.63           18.75           17.75           16.44

   6,494           6,616           6,822           6,767           6,692           7,370           7,782           8,335
   4,520           4,613           4,609           5,299           5,169           5,030           4,781           4,817
