Form 10-K405, Exhibit 13
period 2000-12-31
LUBRIZOL CORP
filed 2001-03-27
CIK 60751

Exhibit 13

THE LUBRIZOL CORPORATION

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a global fluid technology company concentrating on high-performance chemicals, systems and services for industry and transportation. We develop, produce and sell specialty additive packages and related equipment used in transportation and industrial finished lubricants. We create our products through the application of advanced chemical and mechanical technologies in order to enhance the performance, quality and value and reduce the environmental impact of the customer products in which they are used. We group our product lines into two operating segments: chemicals for transportation and chemicals for industry. Chemicals for transportation comprised approximately 82% of our consolidated revenues and 85% of segment pre-tax operating profit in 2000. This discussion and analysis of our financial condition and results of operations generally is focused on Lubrizol as a whole since we believe this provides the most appropriate understanding of our business. Note 12 to the financial statements contains a further description of the nature of our operations, the product lines within each of the operating segments and related financial disclosures.

We believe that the global growth rate for transportation lubricant additives is approximately 1% per year. Additionally, due to changing industry market forces, such as improved engine design and longer drain intervals, we do not expect this annual growth rate to exceed 1% in the near future. To respond to this challenge, we are focusing on developing and investing in new fluid technology applications that will expand the markets in which we participate. Acquisitions and internal investment in research and development will be key to this effort.

We have completed the cost reduction programs initiated in November 1998 to reduce costs and improve our operating structure. The first program, which was completed by the end of 1999, included the reorganization of our commercial structure, changes in work processes using our new globally integrated management information system, the shutdown of some production units and the consolidation of some facilities and offices. We achieved annual savings of approximately $28 million related to this first program. The second program, which was completed annual savings of $20 million related to this second program, of which approximately $7 million was achieved in 2000. These actions are discussed under the caption “Cost Reduction Programs and Related Special Charges” and in Note 15 to the financial statements.

96	$1,629.2

97	$1,706.9

98	$1,650.2

99	$1,780.3

00	$1,775.8

2000 RESULTS OF OPERATIONS

In 2000, our results reflected the challenging economic and competitive conditions within our industry. We experienced significant increases in raw material costs that we did not fully recover despite a series of product price increases, and we were unfavorably affected by the stronger U.S. dollar. These factors caused our gross profit and gross profit percentage to decline. Although we benefited from lower operating expenses, unusual items and a lower effective tax rate, 2000 earnings were lower than the prior year’s earnings.

Our consolidated revenues for 2000 were $1.78 billion, which was a decrease of $4.5 million, or less than 1%, from 1999 revenues. Excluding acquisitions, the decrease was $26.9 million, or 2%. The revenue decrease was attributable to a reduction in our shipment volume, which decreased 1% from the prior year (2% excluding acquisitions). Higher product selling prices in 2000 were completely offset by product and regional mix effects and a significant negative impact from the stronger U.S. dollar. Chemicals for transportation revenues decreased $16.7 million, or 1%, compared with 1999 primarily due to a decrease in shipment volume. Chemicals for industry revenues increased $12.2 million, or 4%, over 1999 primarily due to an acquisition that offset some business losses in our industrial product group, and stronger volume in our compressor lubricant business.

Changes in our shipment volume vary in different geographical areas. The percentage changes in our 2000 shipment volume by geographical area, as compared with 1999, are:

Increase
(Decrease)

North America	(4%)

Europe, Middle East	(3%)

Asia-Pacific	9%

Latin America	9%

      We believe 1999 results benefited from advance customer purchases in late 1999 related to “Year 2000” concerns and an announced price increase. The weakness in North America also reflected the timing of some passenger car business shifting from late 2000 into the first quarter of 2001 and a decline in driveline factory-fill volumes resulting from automobile and diesel truck production slowdowns. We

THE LUBRIZOL CORPORATION

lost some business at smaller accounts in Europe due to recent price increases. The favorable comparisons in Asia-Pacific and Latin America primarily were due to business gains mostly related to our new heavy-duty diesel platform and sales by our new subsidiaries in China.

Cost of sales for 2000, including acquisitions, increased 4% from 1999, reflecting higher average raw material cost partially offset by lower manufacturing cost. The prices we paid for raw materials increased every quarter throughout 2000 due to the impact of higher crude oil costs on petrochemical prices, and as a result, our average raw material cost increased 9% compared with 1999. We implemented three price increases in 2000, but they did not fully recover the higher raw material costs. We currently are implementing a fourth price increase, which was announced in November 2000. Our average raw material cost also was further affected in early 2001 by increases in natural gas prices. We believe raw material costs will begin to trend downward in 2001 but are uncertain as to the timing and amount of any decreases. Manufacturing costs, which are included in cost of sales, decreased 6% (8% excluding acquisitions) in 2000 compared with 1999. Approximately two-thirds of this decrease was due to the favorable impact of currency. Manufacturing savings also resulted from the full integration of our Adibis business, which we purchased in 1998, and the cost reduction program at our Painesville plant.

96	$509.5

97	$545.6

98	$481.2

99	$548.6

00	$493.1

Gross profit (net sales less cost of sales) decreased $55.5 million, or 10%, in 2000 compared with 1999 ($62.0 million, or 11%, excluding acquisitions). The decrease primarily was due to the impact of higher raw material costs partially offset by product price increases and lower manufacturing costs. Additionally, approximately $18 million of the decrease in gross profit was due to the impact of unfavorable changes in currency exchange rates. In calculating gross profit at the operating segment level we exclude excess production capacity from product costs (see Note 12 to the financial statements). On that basis, chemicals for transportation gross profit decreased $59.4 million, or 12%, in 2000 compared with 1999 due to the same factors noted above. Chemicals for industry gross profit increased $1.2 million, or 1%, in 2000 compared with 1999. Excluding the Alox acquisition, this gross profit decreased $4.9 million, or 4%, primarily due to business losses in our industrial products group.

The gross profit percentage (gross profit divided by net sales) decreased to 27.8% for 2000 as compared with 30.9% for 1999 due to the reasons explained above. In 2000 we have included shipping fees in revenues and shipping costs in cost of sales. In prior years these items were netted in cost of sales. Prior year amounts have been reclassified to reflect this change (see Note 2 to the financial statements). The gross profit percentages for chemicals for transportation and chemicals for industry were 28.7% and 36.4%, respectively, compared with 32.4% and 37.4% in 1999.

Selling and administrative expenses decreased $13.3 million, or 7%, in 2000 compared with 1999 ($14.4 million, or 8%, excluding acquisitions) due to lower variable compensation costs, lower implementation costs for our enterprise-wide management information system, lower legal expenses, and favorable currency effects.

96	$161.0

97	$146.7

98	$151.0

99	$145.9

00	$150.8

Research, testing and development expenses (technology expenses) increased $4.9 million, or 3%, in 2000 compared with 1999. Product standards change periodically to meet new emissions, efficiency, durability and other performance factors as engine and transmission designs are improved by equipment manufacturers. These changes influence the timing and amount of technology expense. Approximately 80% of our technology cost is incurred in Lubrizol-owned facilities and 20% is incurred at third-party testing facilities. Our technology expenses were favorably affected in the first half of the year because of lower activity at third-party testing facilities in the first quarter of the year, resulting in part from an industry delay in finalizing specifications for the U.S. passenger car motor oil technical standard GF-3. Once these specification issues were resolved, we began related testing in the third quarter of 2000, which resulted in technology costs being 12% higher in the second half than in the first half of 2000. We believe technical spending will increase by about 6% in 2001 due to testing related to the GF-3 standard and additional spending on technical programs in targeted growth areas.

Primarily as a result of the factors previously discussed, the change in revenues together with the change in total costs and expenses unfavorably affected our pre-tax profits by $47.1 million for 2000 compared with 1999.

THE LUBRIZOL CORPORATION

During 2000, we recorded adjustments relating to our Painesville cost reduction program to reduce the special charge accrual by $4.5 million ($2.9 million after-tax or $.05 per share). These adjustments to the special charge are discussed under the caption “Cost Reduction Programs and Related Special Charges” below and in Note 15 to the financial statements.

On October 12, 2000 we reached a settlement of pending patent litigation with Imperial Oil Limited (Imperial), a Canadian affiliate of Exxon Mobil Corporation. Under the settlement agreement, Imperial paid us $25 million in October 2000. After deducting related expenses, this settlement increased pre-tax income by $19.4 million ($12.0 million after-tax, or $.23 per share). We also entered into a ten-year agreement for the supply of an incremental $490 million (Canadian dollars) of product to Imperial. Further information regarding our litigation with Exxon Mobil Corporation is contained in Note 16 to the financial statements.

The change in other income (expense) unfavorably affected 2000 pre-tax income by $7.4 million compared with 1999. The change primarily resulted from lower equity earnings of affiliated companies and losses on miscellaneous sales of assets.

Net interest expense decreased $3.6 million in 2000 compared with 1999 principally because of lower interest rates due to interest rate swap agreements entered into in the first half of 2000.

While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer-term economic effect of these changes should not be significant given our net asset exposure, currency mix and use of U.S. dollar-based pricing in certain countries. As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. During 2000, the U.S. dollar strengthened against most other currencies, especially the euro and British pound sterling, and the change in currency exchange rates had an unfavorable effect on net income per share of $.21 for the year as compared with exchange rates in effect during 1999.

As a result of the factors discussed above, income before income taxes decreased by $25.0 million, or 13%, as compared with 1999. After excluding from both years the special charges and credits and the gains from litigation settlements, income before income taxes decreased by $50.8 million, or 26%, compared with 1999. Segment operating profit before tax, which excludes interest expense, decreased $51.1 million, or 27%, for chemicals for transportation, and decreased $3.3 million, or 12%, for chemicals for industry, as compared with 1999.

The effective tax rate on 2000 income, before litigation gains and special charges and credits, decreased to 29.6% as compared with 36.5% in 1999. This decrease, which increased 2000 earnings before these items by $.19 per share, was primarily due to the U.S. tax benefit from charitable contributions of technology to an educational institution, the favorable impact of statutory tax rate changes for certain of our foreign subsidiaries and an increase in the U.S. Foreign Sales Corporation tax benefit on export sales. The overall effective tax rate for 2000 including the special charge adjustments and the litigation gain was 30.7%.

Net income in 2000 was $118.0 million, or $2.22 per share. In 1999, net income was $123.0 million, or $2.25 per share. After excluding from 2000 and 1999 the special charges and credits and the gains from litigation settlements, net income in 2000 was $103.1 million, as compared with $125.3 million in 1999, a decrease of 18%. On this same basis, 2000 net income per share was $1.94, a decrease of 16% from the $2.30 per share earned in 1999.

COST REDUCTION PROGRAMS AND RELATED SPECIAL CHARGES

We initiated a series of steps in 1998 to reduce costs and improve our worldwide operating structure and executed these steps in two programs over a two-year period, completing the process at December 31, 2000. The first program, which began in the fourth quarter of 1998, resulted in the reduction of approximately 7% of our workforce, or 300 employees, at both domestic and international locations. Approximately 55% of this reduction occurred by December 31, 1998, a further 35% occurred in the first quarter of 1999, and the remainder was substantially completed by the end of the third quarter of 1999. Of the 300 employees, approximately 40% were in the manufacturing area and 60% were in the selling, administrative, research and testing areas. In addition, we permanently removed seven component production units from service during this first program.

We recorded a special charge of $23.3 million in the fourth quarter of 1998 for the cost directly associated with this first program. In the first quarter of 1999, we recognized additional expense of $3.1 million ($2.9 million after-tax or $.05 per share) to reflect a greater amount for separation benefits, principally in Japan. In the fourth quarter of 1999, an adjustment was made to reduce the special charge by

THE LUBRIZOL CORPORATION

$4.3 million ($2.5 million after-tax or $.05 per share) to reflect the settlement gain recorded as a result of settling employee pension obligations and other accrual adjustments. As adjusted, employee severance costs approximated $20.0 million of the total charge of $22.1 million and other exit costs approximated $2.1 million, virtually all of which related to asset impairments for component production units taken out of service. We spent approximately $.4 million, $14.7 million and $5.0 million in 2000, 1999 and 1998, respectively, related to this program. We are achieving approximately $28 million of savings per year related to this program.

The second program of our cost reduction initiative, which began in the third quarter of 1999, involved primarily the downsizing of our Painesville, Ohio manufacturing plant and was completed at December 31, 2000. This resulted in the additional reduction of approximately 5% of our workforce, or 187 employees, and the shutdown of 20 of Painesville’s 36 production systems. The Painesville plant will continue to operate as a producer of small-volume specialized intermediates and as a blender of certain additive packages.

We recorded a special charge of $20.8 million in the third quarter of 1999 relating to this second program. In the second quarter of 2000, we recorded a pre-tax adjustment of $2.6 million ($1.7 million after-tax or $.03 per share) to reduce the amount of the special charge. The cost of workforce reductions at Painesville was less than originally anticipated because of an increase in the planned number of employees due to the assumption of Alox production, retention of a waste incineration process and higher than expected throughput. We also eliminated a number of positions without severance pay cost through the transfer of employees to other facilities outside of Painesville. In the fourth quarter of 2000, we recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share) to further reduce the amount of the special charge due to lower than anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million) because additional employees transferred to other Lubrizol locations. As adjusted, employee severance costs were $5.5 million of the charge and other exit costs were $10.8 million, including $7.4 million related to asset impairment for component production units to be taken out of service. We spent approximately $.9 million and $1.3 million in 2000 and 1999, respectively, related to this program. Additionally, we have spent approximately $6.8 million of capital to transfer a portion of the Painesville capacity to our Texas facilities. We estimate annual savings of $20 million related to the second program, of which approximately $7 million was achieved in 2000.

1999 RESULTS OF OPERATIONS

In 1999, we achieved record consolidated revenues of $1.78 billion, which represented an increase of $130.1 million, or 8% (3% excluding acquisitions), as compared with 1998. The primary factor causing the increase in revenues from 1998 was a 9% increase in our shipment volume (5% excluding acquisitions). Our average selling price declined 2% as compared with 1998, all of which was due to lower product pricing and changing product mix. Chemicals for transportation revenues increased $87.6 million, or 6%, over 1998. Approximately two-thirds of the increase was due to our 1998 acquisition of Adibis. Chemicals for industry revenues increased $42.5 million, or 16%, over 1998. Approximately one-half of the increase was due to acquisitions, primarily our acquisition of Carroll Scientific Inc.

The increase in 1999 shipment volume, excluding acquisitions, was attributable to North America and Asia Pacific. Shipment volume to North American customers increased 13% primarily due to new business awarded at the end of 1998 and in 1999. Shipments to Asia-Pacific customers in 1999, excluding acquisitions, increased 14% compared with 1998 primarily due to the economic improvement in the region. Shipments to European and Latin American customers in 1999, excluding acquisitions, decreased 4% and 10% respectively, due primarily to sluggish economies with some business loss. We believe 1999 results benefited from some advance buying in late 1999 related to “Year 2000” concerns, and customer purchases in advance of an announced price increase.

Cost of sales for 1999, including acquisitions, increased 5% reflecting higher shipment levels partially offset by lower average raw material cost compared with 1998. On a sequential basis, we experienced a 4% increase in average raw material cost during the third quarter and an additional 2% increase during the fourth quarter, as a result of higher crude oil pricing and its downstream effect. In November 1999, we announced a global price increase ranging from 3% to 7% depending on the product group, to recover the increasing raw material cost. The price increase, which was effective December 15, 1999, was successful and resulted in an average increase of 4% to 4.5%. We began to see the impact on revenues in the first quarter of 2000, and the full impact was felt by the end of the second quarter. Manufacturing costs, included in cost of sales, increased 7% (3% excluding acquisitions) in 1999 compared with 1998.

THE LUBRIZOL CORPORATION

Gross profit (net sales less cost of sales) increased $67.4 million, or 14%, in 1999 compared with 1998. Excluding acquisitions, gross profit increased $50.3 million, or 10%, in 1999 compared with 1998. Most of the increase was due to higher volume and the impact of lower average raw material cost partially offset by lower average selling price. Additionally, $10 million of the increased gross profit was due to the impact on cost of sales of favorable changes in currency exchange rates. Chemicals for transportation gross profit increased $53.6 million, or 13%, and chemicals for industry gross profit increased $13.7 million, or 14%. Acquisitions accounted for one-fourth of the chemicals for transportation increase and one-half of the chemicals for industry increase, and the remainder was due to the factors noted above.

The gross profit percentage (gross profit divided by net sales) improved to 30.9% for 1999 as compared with 29.2% for 1998 for the same reasons as discussed above. In addition, the 1998 gross profit percentage was unusually low as explained in the discussion of 1998 results of operations. The gross profit percentages for chemicals for transportation and chemicals for industry were 32.4% and 37.4%, respectively, compared with 30.6% and 38.3% in 1998.

Selling and administrative expenses increased by $1.5 million, or 1%, in 1999 compared with 1998. Excluding acquisitions, selling and administrative expenses decreased $4.4 million, or 2%, in 1999 due to lower legal expenses, efficiencies from the integration of Adibis, lower pension costs, reduced spending on our global enterprise-wide management information system and favorable currency effects. These factors were partially offset by higher variable pay and costs associated with “Year 2000” compliance activities.

Research, testing and development expenses (technology expenses) decreased $5.1 million, or 3%, in 1999 compared with 1998. Excluding acquisitions, technology expenses decreased $8.3 million, or 6%. During 1999, approximately 80% of our technology cost was incurred in company-owned facilities and 20% was incurred at third-party testing facilities. The reduction in technology expenses was achieved, in part, by reduced spending in 1999 for engine tests conducted at third-party facilities. In addition, an industry delay in the effective date of the new U.S. passenger car motor oil technical standard, GF-3, resulted in a deferral of related testing activities. This delay, along with savings generated from the first phase of our cost reduction program implemented in late 1998, also contributed to lower technical expenses in 1999 compared with 1998.

Primarily as a result of the factors previously discussed, consolidated revenues increased $72.0 million more than the increase in total costs and expenses in 1999.

We recorded special charges for the year of $19.6 million ($13.2 million after-tax or $.24 per share) relating to both programs of our cost reduction initiative. These special charges are discussed under the caption “Cost Reduction Programs and Related Special Charges” above and in Note 15 to the financial statements.

On March 31, 1999 Lubrizol and Exxon Corporation reached a settlement of all pending intellectual property litigation between the two companies and their affiliates, except for litigation that was pending in Canada. Under the settlement agreement, Exxon paid us cash of $16.8 million in April 1999. After deducting related expenses, this settlement increased 1999 pre-tax income by $14.5 million ($9.0 million after-tax or $.16 per share). Further information regarding our litigation with Exxon is contained in Note 16 to the financial statements. Additionally, we recorded a pre-tax gain of $3.1 million ($1.9 million after-tax or $.04 per share) in the fourth quarter for the settlement of litigation unrelated to Exxon.

The change in other income (expense) unfavorably affected 1999 pre-tax income by $5.6 million compared with 1998. The change resulted primarily from higher goodwill amortization related to acquisitions made in the second half of 1998, and higher currency translation and transaction losses, principally in Brazil, partially offset by higher equity earnings of affiliated companies.

Net interest expense increased $8.6 million in 1999 compared with 1998, principally because of higher borrowings necessitated by the acquisitions made during the second half of 1998 and 1998 share repurchases.

As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. Changes in currency exchange rates during 1999 had a favorable effect on net income per share of $.07 for the year as compared with exchange rates in effect during 1998. This was primarily a result of the weakening of the U.S. dollar against the Japanese yen, partially offset by a strengthening of the U.S. dollar against the pound sterling and other currencies.

As a result of the factors discussed above, income before income taxes increased by $76.5 million or 64% over 1998. After excluding from both years the special charges and the gains from litigation settlements, income before income

THE LUBRIZOL CORPORATION

taxes increased by $57.8 million, or 41%, over 1998. Segment operating profit before tax, which excludes interest expense, increased $61.5 million, or 47%, for chemicals for transportation, and increased $4.9 million, or 22%, for chemicals for industry, as compared with 1998.

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

Net income in 1999 was $123.0 million, or $2.25 per share. In 1998, net income was $71.2 million, or $1.27 per share. After excluding from 1999 and 1998 the special charges and the gains from litigation settlements, net income in 1999 was $125.3 million, as compared with $86.5 million in 1998, an increase of 45%. On this same basis, 1999 net income per share was $2.30, an increase of 48% from the $1.55 per share earned in 1998.

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

Consolidated revenues for 1998 of $1.65 billion decreased $56.7 million, or 3%, as compared with the then-record 1997 annual revenues of $1.71 billion. The primary factors causing the decline in revenues from 1997 were lower average selling prices and lower pre-acquisition volume, which more than offset the year-over-year incremental revenues from acquisitions. Excluding acquisitions, sales volume declined by 4% for 1998 and by 10% for the second half of 1998 as compared with the comparable 1997 periods. The 1998 average selling price declined 5% as compared with 1997, of which 75% was due to lower product pricing and changing product mix and 25% was due to currency. The year-over-year increase in revenues from acquisitions was $81.2 million, of which $38.0 million pertained to chemicals for transportation and $43.2 million pertained to chemicals for industry.

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

The gross profit percentage (gross profit divided by net sales) was 29.2% for 1998 as compared with 32.1% for 1997. This decrease in gross profit percentage was attributable to the lower average selling price as well as the unfavorable effect on per unit manufacturing costs resulting from lower production levels, particularly in the fourth quarter of 1998. In addition, the gross profit percentage of 27.0% in the fourth quarter of 1998 reflected a $4.3 million inventory write down primarily due to a change in a customer product specification.

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

Research, testing and development expenses (technology expenses) increased $4.3 million, or 3%, in 1998 compared with 1997. Excluding acquisitions, technology expenses declined $1.9 million, or 1%, from 1997. During 1998, approximately 80% of our technology cost was incurred in company-owned facilities and 20% was incurred at third-party testing facilities. Testing expenses incurred at third-party testing facilities increased $5.5 million in 1998 over 1997 primarily due to a new performance specification for heavy-duty engine oils. Our technology expense in 1998, as well as in 1997, included costs related to new performance specifications for heavy-duty engine oils, which were introduced into the market in late 1998, and new performance specifications for passenger car engine oils that were expected to become effective during 2000.

Primarily as a result of the factors previously discussed, the change in revenues together with the change in total costs and expenses unfavorably affected our pre-tax profits by $78.4 million for the full year 1998 and by $45.3 million for the second half of 1998 as compared with respective 1997 periods.

In the fourth quarter of 1998, we recorded special charges aggregating $36.9 million. These special charges related to the first program of our cost reduction initiative, which amounted to $23.3 million, and the write-off of $13.6 million of purchased technology under development originating from the Adibis acquisition. After-tax, these special charges reduced 1998 net income by $25.8 million, or $.47 per share.

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

Net interest expense increased $7.0 million in 1998 compared with 1997, reflecting significantly higher borrowings that were incurred primarily to finance acquisitions during the year.

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

RETURN ON AVERAGE SHAREHOLDERS’ EQUITY

Return on average shareholders’ equity was 15% in 2000, 16% in 1999 and 9% in 1998 (13%, 16% and 11%, respectively, excluding litigation gains and special charges and credits).

96	16%

97	19%

98	11%

99	16%

00	13%

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

Our cash flows for the years 1998 through 2000 are presented in the consolidated statements of cash flows. Cash provided from operating activities decreased by $62.9 million or 22% compared with 1999, to a total of $226.2 million. This decrease was primarily due to lower earnings after excluding litigation gains and special charges and credits, and a $2 million increase in working capital items in 2000 compared with a $50 million reduction in working capital items in 1999.

Capital expenditures in 2000 were $85.8 million compared with $64.9 million in 1999. Approximately one-third of the increase over the prior year was due to capital spent to transfer capacity from our Painesville to our Texas facilities as part of our cost reduction program. The remaining increase was primarily due to increased spending in 2000 on manufacturing projects. We estimate capital expenditures for 2001 will be $90 million to $95 million.

96	$231.0

97	$234.4

98	$155.2

99	$289.0

00	$226.1

We spent $35.7 million on two acquisitions in 2000. We purchased certain production assets and working capital of Alox Corporation, a supplier of additives for corrosion prevention in metalworking products, and we acquired an additional 10% interest in our India joint venture, increasing our ownership interest to 50%. We also made an investment of $5.0 million in a joint venture with GE Transportation Systems to develop and market products and services to manage critical diesel engine fluids to optimize service intervals and improve fuel consumption and fueling processes. We made one acquisition in 1999 for $1.9 million.

We maintained an active share repurchase program for a number of years, but suspended repurchases at the end of 1998 because net debt as a percent of capitalization had reached our target level of 35% and we wanted to preserve cash and borrowing capacity for potential acquisitions. Because of our strong cash flow in 1999 and the completion of only one small acquisition during the year, our net debt as a percent of capitalization decreased to 25% at year-end. As a result, we resumed share repurchases late in 1999, repurchasing approximately 140,000 shares for $4.2 million. We continued our share repurchase program in 2000 and repurchased approximately 3,232,000 shares for $76.0 million during the year. Our net debt to capitalization ratio was 28% at December 31, 2000. Net debt is the total of short- and long-term debt, reduced by cash and short-term investments in excess of an assumed operating cash level of $40 million. Capitalization is shareholders’ equity plus net debt.

	Equity	Total Debt

96	$819.4	$198.5

97	$815.4	$220.3

98	$769.1	$429.3

99	$790.1	$403.0

00	$752.3	$395.9

Our net borrowings during 1998 totaled $201.7 million. These borrowings were primarily used to finance $155 million of cash expended for acquisitions, most of which occurred in the third quarter, and our share repurchase program. Due to our strong cash flow and lack of acquisitions in 1999, we were able to reduce our borrowings during 1999 by $27.9 million.

THE LUBRIZOL CORPORATION

We were able to further reduce our borrowings by $6.5 million in 2000.

Our financial position remains strong with a ratio of current assets to current liabilities of 2.6:1 at December 31, 2000 compared with 2.5:1 at December 31, 1999. Effective July 1, 1999, we decreased our committed revolving credit facilities from $300 million to $150 million. These facilities, which were unused at December 31, 2000, permit us to borrow at or below the U.S. prime rate. We believe that our existing credit facilities, internally generated funds and ability to obtain additional financing, if desired, will be sufficient to meet our future capital needs.

CAUTIONARY STATEMENT FOR “SAFE HARBOR” PURPOSES UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and the letter “To Our Shareholders” from W. G. Bares, Chairman, President and Chief Executive Officer of Lubrizol, contain forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Such uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:

•	the overall demand for lubricant and fuel additives on a worldwide basis, which has a slow growth rate in mature markets such as North America and Europe;

•	the effect on our business resulting from economic and political uncertainty within the Asia-Pacific and Latin American regions;

•	the lubricant additive demand in developing regions such as China and India, which geographic areas are an announced focus of our activities;

•	technology developments that affect longer-term trends for lubricant additives, such as improved equipment design, fuel economy, longer oil drain intervals, alternative fuel powered engines and emission system compatibility;

•	the extent to which we are successful in expanding our business in new and existing fluid technology markets incorporating chemicals, systems and services for industry and transportation;

•	our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer and original equipment manufacturers’ expectations;

•	the frequency of change in industry performance standards, which affects the level and timing of our technology costs, the product life cycles and the relative quantity of additives required for new specifications;

•	our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness;

•	our success in strengthening relationships and growing business with our largest customers, and retaining the business of these customers over extended time periods;

•	our ability to identify, complete and integrate acquisitions for profitable growth;

•	the potential negative impact on product pricing and volume demand from the consolidation of finished lubricant marketers;

•	the degree of competition resulting from lubricant additive industry over-capacity;

•	the cost, availability and quality of raw materials, including petroleum-based products;

•	the cost and availability of energy, including natural gas and electricity;

•	the effects of fluctuations in currency exchange rates upon our reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

•	the extent to which we achieve market acceptance of our PuriNOxTM low emission, water blend fuel product;

•	significant changes in government regulations affecting environmental compliance.

THE LUBRIZOL CORPORATION

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

We measure our market risk related to our holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10% change (increase and decrease) in interest and currency exchange rates. We used current market rates on our debt and derivative portfolio to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts and obligations for pension and other post-retirement benefits were not included in the analysis.

Our primary interest rate exposures relate to our cash and short-term investments, fixed and variable rate debt and interest rate swaps. The calculation of potential loss in fair values is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% change in interest rates would have a favorable/unfavorable impact on fair values of $22.4 million, cash flows of $1.2 million and income before tax of $1.2 million in 2000 and $19.9 million, $.5 million and $.5 million in 1999, respectively.

Our primary currency rate exposures are to foreign denominated debt, intercompany debt, cash and short-term investments and foreign currency forward exchange contracts. The calculation of potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flows and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in currency exchange rates would have a favorable/unfavorable impact on fair values of $7.8 million, cash flows of $16.4 million and income before tax of $5.3 million in 2000 and $4.5 million, $10.5 million and $3.4 million in 1999, respectively.

THE LUBRIZOL CORPORATION

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS AND BOARD OF
DIRECTORS OF THE LUBRIZOL CORPORATION

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Cleveland, Ohio

February 1, 2001

THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

(In Thousands of Dollars Except Per Share Data)	2000	1999	1998

Net sales	$1,771,317	$1,775,867	$1,646,819

Royalties and other revenues	4,463	4,462	3,361

Total revenues	1,775,780	1,780,329	1,650,180

Cost of sales	1,278,187	1,227,271	1,165,588

Selling and administrative expenses	167,999	181,292	179,759

Research, testing and development expenses	150,805	145,927	150,980

Total cost and expenses	1,596,991	1,554,490	1,496,327

Special (charges) credits	4,484	(19,569)	(36,892)

Gain from litigation settlements	19,395	17,626	16,201

Other income (expense) – net	(14,062)	(6,704)	(1,152)

Interest income	8,611	7,854	5,780

Interest expense	(26,869)	(29,696)	(18,976)

Income before income taxes	170,348	195,350	118,814

Provision for income taxes	52,339	72,358	47,614

Net income	$118,009	$122,992	$71,200

Net income per share	$2.22	$2.25	$1.27

Net income per share, diluted	$2.22	$2.25	$1.27

Dividends per share	$1.04	$1.04	$1.04

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31

(In Thousands of Dollars)	2000	1999

ASSETS

Cash and short-term investments	$145,937	$185,465

Receivables	290,556	301,256

Inventories	260,133	258,149

Other current assets	31,282	35,572

Total current assets	727,908	780,442

Property and equipment – at cost	1,641,046	1,598,264

Less accumulated depreciation	963,804	927,752

Property and equipment – net	677,242	670,512

Goodwill and intangible assets – net	170,593	149,779

Investments in non-consolidated companies	34,247	30,441

Other assets	49,500	51,180

TOTAL	$1,659,490	$1,682,354

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term debt and current portion of long-term debt	$17,152	$37,584

Accounts payable	141,574	138,841

Accrued expenses and other current liabilities	123,520	134,875

Total current liabilities	282,246	311,300

Long-term debt	378,783	365,372

Postretirement health care obligation	100,275	108,717

Noncurrent liabilities	52,821	45,054

Deferred income taxes	60,614	61,787

Total liabilities	874,739	892,230

Minority interest in consolidated companies	32,470

Contingencies and commitments

Preferred stock without par value – unissued

Common shares without par value – outstanding 51,307,688 shares in 2000 and 54,477,292 shares in 1999	82,128	85,984

Retained earnings	750,779	758,090

Accumulated other comprehensive loss	(80,626)	(53,950)

Total shareholders’ equity	752,281	790,124

TOTAL	$1,659,490	$1,682,354

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

(In Thousands of Dollars)	2000	1999	1998

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:

Net income	$118,009	$122,992	$71,200

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization	100,834	99,720	88,047

Deferred income taxes	7,799	1,312	5,732

Special charges (credits)	(4,484)	19,569	36,892

Change in current assets and liabilities net of acquisitions:

Receivables	542	(10,749)	3,870

Inventories	(6,124)	13,500	9,839

Accounts payable, accrued expenses and other current liabilities	2,981	28,408	(41,749)

Other current assets	582	19,052	(17,012)

	(2,019)	50,211	(45,052)

Change in noncurrent liabilities	1,250	370	5,357

Other items – net	4,775	(5,153)	(6,985)

Total operating activities	226,164	289,021	155,191

INVESTING ACTIVITIES:

Capital expenditures	(85,757)	(64,872)	(93,421)

Acquisitions and investments in nonconsolidated companies	(41,476)	(1,923)	(155,418)

Proceeds from sale of investments			3,500

Other – net	1,997	2,246	749

Total investing activities	(125,236)	(64,549)	(244,590)

FINANCING ACTIVITIES:

Short-term borrowing (repayment)	4,099	(8,404)	4,175

Long-term borrowing	18,428	5,000	203,059

Long-term repayment	(29,015)	(24,447)	(5,515)

Debt issuance costs	(351)		(10,523)

Dividends paid	(55,370)	(56,757)	(58,256)

Common shares purchased, net of options exercised	(74,647)	(2,625)	(76,542)

Total financing activities	(136,856)	(87,233)	56,398

Effect of exchange rate changes on cash	(3,600)	(5,413)	136

Net increase (decrease) in cash and short-term investments	(39,528)	131,826	(32,865)

Cash and short-term investments at the beginning of year	185,465	53,639	86,504

Cash and short-term investments at the end of year	$145,937	$185,465	$53,639

The accompanying notes to financial statements are an integral part of these statements

THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

		Shareholders' Equity

				Accumulated
	Number of			Other
	Shares	Common	Retained	Comprehensive
(Dollars in Thousands)	Outstanding	Shares	Earnings	Income (Loss)	Total

BALANCE, DECEMBER 31, 1997	56,966,894	$82,669	$773,184	$(40,405)	$815,448

Comprehensive income:

Net income 1998			71,200		71,200

Other comprehensive income				14,878	14,878

Comprehensive income					86,078

Cash dividends			(58,256)		(58,256)

Common shares issued for subsidiary acquisition	89,806	2,390			2,390

Common shares – treasury:

Shares purchased	(2,621,173)	(3,944)	(76,134)		(80,078)

Shares issued upon exercise of stock options	112,583	3,536			3,536

BALANCE, DECEMBER 31, 1998	54,548,110	84,651	709,994	(25,527)	769,118

Comprehensive income:

Net income 1999			122,992		122,992

Other comprehensive loss				(28,423)	(28,423)

Comprehensive income					94,569

Cash dividends			(70,938)*		(70,938)

Common shares – treasury:

Shares purchased	(139,600)	(220)	(3,958)		(4,178)

Shares issued upon exercise of stock options	68,782	1,553			1,553

BALANCE, DECEMBER 31, 1999	54,477,292	85,984	758,090	(53,950)	790,124

Comprehensive income:

Net income 2000			118,009		118,009

Other comprehensive loss				(26,676)	(26,676)

Comprehensive income					91,333

Cash dividends			(54,529)		(54,529)

Common shares – treasury:

Shares purchased	(3,232,096)	(5,166)	(70,791)		(75,957)

Shares issued upon exercise of stock options	62,492	1,310			1,310

BALANCE, DECEMBER 31, 2000	51,307,688	$82,128	$750,779	$(80,626)	$752,281

*Represents five dividends declared, of which four were paid in 1999.

The accompanying notes to financial statements are an integral part of these statements.

THE LUBRIZOL CORPORATION

NOTES TO FINANCIAL STATEMENTS

(In Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 – NATURE OF OPERATIONS

The Lubrizol Corporation is a fluid technology company concentrating on high performance chemicals, systems and services for industry and transportation. The company develops, produces and sells specialty additive packages and related equipment used in transportation and industrial finished lubricants. The company’s products are created through the application of advanced chemical and mechanical technologies to enhance the performance, quality and value and reduce the environmental impact of the customer products in which they are used. The company groups its product lines into two operating segments: chemicals for transportation and chemicals for industry. Chemicals for transportation comprise approximately 82% of the company’s consolidated revenues and 85% of segment pre-tax operating profit in 2000. Refer to Note 12 for a further description of the nature of the company’s operations, the product lines within chemicals for transportation and chemicals for industry and related financial disclosures.

NOTE 2 – ACCOUNTING POLICIES

CONSOLIDATION – The consolidated financial statements include the accounts of The Lubrizol Corporation and its subsidiaries where ownership is 50% or greater and the company has effective management control. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership, unless temporary, exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee. The book value of investments carried at equity was $32.7 million and $29.7 million at December 31, 2000 and 1999, respectively. Investments carried at cost were $1.5 million and $.7 million at December 31, 2000 and December 31, 1999, respectively.

ESTIMATES – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the consolidated financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

CASH EQUIVALENTS – The company invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised of investments having maturities of three months or fewer when purchased.

INVENTORIES – Inventories are stated at the lower of cost or market value. Cost of inventories is determined by either first-in, first-out (FIFO) method or moving average method, except in the United States of America for chemical inventories, which are primarily valued using the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT – Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment, which comprise approximately 18% and 21% in 2000 and 1999, respectively, of the depreciable assets. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land improvements and range from 3 to 20 years for machinery and equipment.

GOODWILL AND INTANGIBLE ASSETS – Intangibles resulting from business acquisitions including costs in excess of net assets of businesses acquired (goodwill), purchased technology and trademarks are being amortized on a straight-line method over periods ranging from 5 to 25 years. The recoverability of goodwill and intangible assets is evaluated at the business unit level by analysis of operating results and consideration of other significant events or changes in the business environment. If a business unit has operating losses and based upon projections there is a likelihood that such operating losses will continue, the company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period.

RESEARCH, TESTING AND DEVELOPMENT – Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $86.4 million in 2000 and $78.3 million in 1999 and 1998.

ENVIRONMENTAL LIABILITIES – The company accrues for expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The company’s environmental reserves totaled $7.3 million and $7.4 million at December 31, 2000 and 1999, respectively. Of these amounts, $1.0 million was included in other current liabilities at December 31, 2000 and 1999.

FOREIGN CURRENCY TRANSLATION – The assets and liabilities of certain of the company’s international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are

THE LUBRIZOL CORPORATION

NOTES CONTINUED

translated at weighted average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of other comprehensive income in shareholders’ equity, except for subsidiaries for which the functional currency is the U.S. dollar, where translation adjustments are realized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.

SHARE REPURCHASES – The company utilizes the par value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.

REVENUE RECOGNITION – Revenues are recognized at the time of shipment of products to customers, or at the time of transfer of title if later, with appropriate provision for uncollectible accounts.

In September 2000, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board issued EITF 00-10, Accounting for Shipping and Handling Fees and Costs, which became effective for the company in the fourth quarter of 2000. EITF 00-10 provides that all amounts billed to a customer in a sale transaction related to shipping and handling should be reported as revenue. The company had previously netted freight revenues against freight expenses in cost of sales. Prior-year net sales and cost of sales have been reclassified to conform to current period presentation. This change has no effect on the dollar amount of the company’s gross profit or net income.

PER SHARE AMOUNTS – Net income per share is computed by dividing net income by average common shares outstanding during the period. Net income per diluted share includes the dilution effect resulting from outstanding stock options and stock awards. Per share amounts are computed as follows:

	2000	1999	1998

Numerator:

Net income	$118,009	$122,992	$71,200

Denominator:

Weighted average common shares outstanding	53,116	54,577	55,939

Dilutive effect of stock options and awards	104	139	183

Denominator for net income per share, diluted	53,220	54,716	56,122

Net income per share	$2.22	$2.25	$1.27

Net income per share, diluted	$2.22	$2.25	$1.27

NOTE 3 – INVENTORIES

	2000	1999

Finished products	$124,755	$118,135

Products in process	56,908	56,855

Raw materials	61,706	66,102

Supplies and engine test parts	16,764	17,057

	$260,133	$258,149

Inventories on the LIFO method were 22% and 28% of consolidated inventories at December 31, 2000 and 1999, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2000 and 1999, by $54.5 million and $42.7 million, respectively. During 2000, some inventory quantities were reduced resulting in a liquidation of certain LIFO inventory quantities carried at lower costs in prior years as compared with costs at December 31, 2000. The effect of this liquidation increased income before income taxes by $1.4 million.

NOTE 4 – SHORT-TERM AND LONG-TERM DEBT

	2000	1999

Long-term debt consists of:

5.875% notes, due 2008	$200,000	$200,000

7.25% debentures, due 2025	100,000	100,000

Debt supported by long-term banking arrangements:

Commercial paper at weighted average rates of 6.5% and 6.6%	50,000	50,000

Marine terminal refunding revenue bonds, at 4.9% due 2018 and 6.5% due 2000	18,375	18,375

Term loans:

Dollar denominated, at 5.0% due 2000		4,160

Yen denominated, at 1.6% to 2.8%, due 2001 – 2003	13,253	19,766

French franc denominated, at 3.5% to 5.0%, due 2001 – 2010	458	495

	382,086	392,796

Less current portion	(3,303)	(27,424)

	$378,783	$365,372

Short-term debt consists of:

Commercial paper at weighted average rate of 6.5%	$1,300

Other short-term debt at weighted average rates of 3.6% and 2.6%	12,549	$10,160

Current portion of long-term debt	3,303	27,424

	$17,152	$37,584

In May 2000, the company borrowed $18,375,000 through the issuance of marine terminal refunding revenue bonds, the proceeds of which were used to repay previously issued marine terminal refunding revenue bonds. The bonds have a stated maturity of July 1, 2018, and bear interest at a variable rate which will be determined weekly by the remarketing

THE LUBRIZOL CORPORATION

agent (the interest rate at December 31, 2000, was 4.9%). The bonds may be put to the company by the bondholders at each weekly interest reset date; however, the company expects that these bonds would then be remarketed.

In November 1998, the company issued notes having an aggregate principal amount of $200 million. The notes are unsecured, senior obligations of the company that mature on December 1, 2008, and bear interest at 5.875% per annum, payable semi-annually on June 1 and December 1 of each year. The notes have no sinking fund requirement but are redeemable, in whole or in part, at the option of the company. The company incurred debt issuance costs aggregating $10.5 million, including a loss of $6.5 million related to closed Treasury rate lock agreements originally entered into as a hedge against changes in interest rates relative to the anticipated issuance of these notes. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs, these notes have an effective annualized interest rate of 6.6% to the company.

The company has debentures outstanding in an aggregate principal amount of $100 million. These debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25% payable semi-annually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements.

The company has committed revolving credit facilities of $150 million. These credit facilities expire on June 30, 2003, subject to annual extension provisions. These facilities, which were unused at December 31, 2000 and 1999, permit the company to borrow at or below the U.S. prime rate. These facilities also permit the company to refinance beyond one year $150 million of debt, that by its terms is due within one year. As permitted by these and previously existing credit facilities, the company classified as long-term at each balance sheet date the portion of commercial paper borrowings expected to remain outstanding throughout the following year and the amount due under the marine terminal refunding revenue bonds, whose bondholders have the right to put the bonds back to the company.

Amounts due on long-term debt are $3.3 million in 2001, $1.3 million in 2002, $58.7 million in 2003, $.05 million in 2004, $.04 million in 2005 and $318.7 million thereafter.

The company has interest rate swap agreements, which expire in March 2005, that exchange variable rate interest obligations on a notional principal amount of $50 million for a fixed rate of 7.6%. In the first half of 2000, the company also entered into interest rate swap agreements which effectively converts the interest on $100 million of outstanding 5.875% notes due 2008 to a variable rate of three-month LIBOR less 159.125 basis points (see Note 13).

Interest paid, net of amounts capitalized, amounted to $26.9 million, $28.8 million and $18.3 million during 2000, 1999 and 1998, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 2000, 1999 and 1998 amounted to $.2 million, $.1 million and $1.2 million, respectively.

NOTE 5 – OTHER BALANCE SHEET INFORMATION

Receivables:	2000	1999

Customers	$261,881	$273,054

Affiliates	6,408	9,013

Other	22,267	19,189

	$290,556	$301,256

Receivables are net of allowance for doubtful accounts of $5.7 million in 2000 and $4.1 million in 1999.

Property and Equipment – at cost:	2000	1999

Land and improvements	$106,009	$105,984

Buildings and improvements	311,683	305,505

Machinery and equipment	1,174,254	1,145,936

Construction in progress	49,100	40,839

	$1,641,046	$1,598,264

Depreciation and amortization of property and equipment was $88.0 million in 2000, $88.3 million in 1999 and $79.7 million in 1998.

Goodwill and Intangible Assets – net:	2000	1999

Goodwill	$185,021	$151,492

Intangible assets	34,543	34,411

	219,564	185,903

Less accumulated amortization	48,971	36,124

	$170,593	$149,779

Accrued Expenses and Other Current Liabilities:	2000	1999

Employee compensation	$39,888	$48,441

Income taxes	34,403	25,890

Taxes other than income	18,109	22,081

Special charges and acquisition assimilation costs	1,886	11,526

Dividend payable	13,340	14,181

Other	15,894	12,756

	$123,520	$134,875

Noncurrent Liabilities:	2000	1999

Employee benefits	$39,250	$30,000

Other	13,571	15,054

	$52,821	$45,054

THE LUBRIZOL CORPORATION

NOTES CONTINUED

NOTE 6 – SHAREHOLDERS’ EQUITY

The company has 147 million authorized shares consisting of 2 million shares of serial preferred stock, 25 million shares of serial preference shares and 120 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 34,888,206 and 31,718,602 at December 31, 2000 and 1999, respectively.

The company has a shareholder rights plan under which one right to buy one-half common share has been distributed for each common share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the common shares by a person or affiliated persons who acquire such stock without complying with the requirements of the company’s articles of incorporation. The rights would entitle shareholders, other than such person or affiliated persons, to purchase common shares of the company or of certain acquiring persons at 50% of then current market value. At the option of the directors, the rights may be exchanged for common shares, and may be redeemed in cash, securities or other consideration. The rights will expire in 2007 unless redeemed earlier.

Accumulated other comprehensive income (loss) shown in the consolidated statements of shareholders’ equity at December 31, 2000, 1999 and 1998 is comprised of the following:

	2000	1999	1998

Foreign currency translation adjustments	$(26,543)	$(27,923)	$14,840

Pension plan minimum liability	(738)	(838)

Income tax benefit	605	338	38

	$(26,676)	$(28,423)	$14,878

NOTE 7 – OTHER INCOME (EXPENSE) – NET

	2000	1999	1998

Equity earnings of nonconsolidated companies	$1,483	$5,735	$2,602

Amortization of goodwill and intangible assets	(12,847)	(11,430)	(7,512)

Currency exchange/transaction loss	(1,528)	(3,108)	(1,260)

Other – net	(1,170)	2,099	5,018

	$(14,062)	$(6,704)	$(1,152)

NOTE 8 – INCOME TAXES

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

Income before income taxes consists of the following:

	2000	1999	1998

United States	$94,016	$113,904	$78,305

Foreign	76,332	81,446	40,509

Total	$170,348	$195,350	$118,814

The provision for income taxes consists of the following:

	2000	1999	1998

Current:

United States	$14,679	$46,983	$16,649

Foreign	29,861	24,063	25,233

	44,540	71,046	41,882

Deferred:

United States	6,613	(3,467)	3,385

Foreign	1,186	4,779	2,347

	7,799	1,312	5,732

Total	$52,339	$72,358	$47,614

The United States tax provision includes the U.S. tax on foreign income distributed to the company. The provision for taxes outside the United States includes withholding taxes.

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

	2000	1999	1998

Tax at statutory rate of 35%	$59,622	$68,373	$41,585

State and local taxes	1,081	2,815	2,261

Foreign sales corporation earnings	(4,767)	(1,923)	(3,152)

Technology donation	(6,027)

Foreign deferred tax valuation allowance	(974)	(3,904)	4,878

Other foreign tax differences	3,388	3,954	5,995

Other – net	16	3,043	(3,953)

Provision for income taxes	$52,339	$72,358	$47,614

THE LUBRIZOL CORPORATION

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

	2000	1999

Deferred tax assets:

Accrued compensation and benefits	$46,489	$48,858

Intercompany profit in inventory	11,163	11,322

Net operating losses carried forward	7,687	12,305

Other	7,613	8,665

Total gross deferred tax assets	72,952	81,150

Less valuation allowance	(4,179)	(5,153)

Net deferred tax assets	68,773	75,997

Deferred tax liabilities:

Depreciation and other basis differences	95,049	99,938

Undistributed foreign equity income	6,662	5,566

Inventory basis differences	2,227	1,497

Other	5,954	3,977

Total gross deferred tax liabilities	109,892	110,978

Net deferred tax liabilities	$41,119	$34,981

At December 31, 2000, certain foreign subsidiaries have net operating loss carryforwards of $25.6 million for income tax purposes, of which $.2 million expire in years 2001 through 2010 and $25.4 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance has been recognized to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized. The net change in the total valuation allowance for the years ended December 31, 2000, 1999 and 1998, was a decrease of $1.0 million, a decrease of $3.9 million and an increase of $4.9 million, respectively.

U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of such earnings was approximately $426.0 million at December 31, 2000. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 2000, 1999 and 1998 amounted to $36.4 million, $59.1 million and $52.0 million, respectively.

NOTE 9 – PENSION, PROFIT SHARING AND OTHER POSTRETIREMENT BENEFIT PLANS

The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee’s compensation. The company’s funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several of the company’s defined benefit plans are not funded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

The company also provides certain non-pension postretirement benefits, primarily health care and life insurance benefits, for retired employees. Substantially all of the company’s full-time employees in the U.S. become eligible for these benefits after attaining specified years of service and age 55 at retirement. Participants contribute a portion of the cost of such benefits. The company’s non-pension postretirement benefit plans are not funded.

Net periodic pension cost of the company’s defined benefit pension plans consists of:

	2000	1999	1998

Service cost – benefits earned during period	$10,379	$11,843	$11,142

Interest cost on projected benefit obligation	17,972	17,589	17,519

Expected return on plan assets	(25,809)	(25,873)	(23,818)

Amortization of prior service costs	2,124	1,771	1,718

Amortization of initial net asset	(1,106)	(1,264)	(753)

Recognized net actuarial (gain) loss	(2,370)	507	(381)

Settlement gain		(5,474)

Net periodic pension cost	$1,190	$(901)	$5,427

The company also has defined contribution plans, principally involving profit sharing plans and a 401(k) savings plan, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $7.9 million in 2000, $9.0 million in 1999 and $8.1 million in 1998.

As discussed in Note 15, the company initiated a cost reduction program and recognized special termination benefits of $11.6 million in 1999, comprised of $3.1 million and $8.5 million included in the special charges recognized in the first and third quarters of 1999, respectively. The $8.5 million of special termination benefits includes $3.2 million and $1.5 million of special termination benefits that were recognized as part of the U.S. pension benefit obligation in 2000 and 1999, respectively. The company also recognized a settlement gain of $10.0 million in the fourth quarter of 1999 in the United States, $4.5 million of which was recorded as an adjustment to the special charge and $5.5 million recorded as a reduction in net periodic pension cost. The company recognized special termination benefits of $18.3 million in 1998, which were included in the special charge recognized in the fourth quarter of 1998.

THE LUBRIZOL CORPORATION

NOTES CONTINUED

Net non-pension postretirement benefit cost consists of:

	2000	1999	1998

Service cost – benefits earned during period	$1,326	$1,468	$1,250

Interest cost on accumulated benefit obligation	5,387	4,728	4,415

Amortization of prior service costs	(3,173)	(3,218)	(3,218)

Recognized net actuarial (gain) loss	7	23	(252)

Net non-pension postretirement benefits cost	$3,547	$3,001	$2,195

The change in benefit obligation and plan assets for 2000 and 1999 of the company’s defined benefit pension and non-pension postretirement plans and the amounts recognized in the consolidated balance sheets at December 31 are as follows:

	Pension Plans		Other Benefits

	2000	1999	2000	1999

Change in benefit obligation:

Benefit obligation at beginning of year	$264,877	$297,483	$71,500	$72,047

Service cost	10,379	11,843	1,326	1,468

Interest cost	17,972	17,589	5,387	4,728

Plan participants’ contributions	114	48

Actuarial (gain) loss	961	(23,048)	426	(4,281)

Currency exchange rate change	(9,165)	(1,104)	(96)	49

Amendments	21,368	647	504

Acquisitions	2,110

Curtailments		(632)

Settlements		(3,325)

Special termination benefits	3,226	1,691

Other		857

Benefits paid	(17,007)	(37,172)	(4,388)	(2,511)

Benefit obligation at end of year	294,835	264,877	74,659	71,500

Change in plan assets:

Fair value of plan assets at beginning of year	324,534	300,573

Actual return on plan assets	13,427	54,984

Acquisition	3,130

Employer contributions	4,255	6,510	4,388	2,511

Plan participants’ contributions	114	48

Currency exchange rate change	(8,818)	(1,003)

Other		594

Benefits paid	(17,007)	(37,172)	(4,388)	(2,511)

Fair value of plan assets at end of year	319,635	324,534

Plan assets greater (less) than the benefit obligation	24,800	59,657	(74,659)	(71,500)

Unrecognized net loss (gain)	(37,419)	(52,315)	(5,083)	(5,521)

Unrecognized net transition obligation (asset)	(1,839)	(3,853)

Unrecognized prior service cost	26,509	8,472	(23,725)	(27,402)

Net amount recognized	$12,051	$11,961	$(103,467)	$(104,423)

Amount recognized in the statement of financial position consists of:

Prepaid benefit cost	$25,031	$26,027

Accrued benefit liability	(16,365)	(16,211)	$(103,467)	$(104,423)

Accumulated other comprehensive income	1,576	838

Intangible asset	1,809	1,307

Net amount recognized	$12,051	$11,961	$(103,467)	$(104,423)

THE LUBRIZOL CORPORATION

	Pension Plans		Other Benefits

	2000	1999	2000	1999

The weighted average assumptions as of December 31:

Discount rate for determining funded status	7.00%	6.91%	7.69%	7.70%

Expected return on plan assets	8.55%	8.60%

Rate of compensation increase	3.93%	3.94%

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $30.0 million and $9.4 million, respectively, as of December 31, 2000 and $29.8 million and $10.2 million, respectively, as of December 31, 1999. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $23.2 million and $7.9 million, respectively, as of December 31, 2000 and $23.7 million, and $9.5 million, respectively, as of December 31, 1999.

The weighted average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company’s postretirement benefit plans at December 31, 2000, was 5.99%, (6.73% at December 31, 1999), with subsequent annual decrements to an ultimate trend rate of 5.00%. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2000:

	One-Percentage-Point

	Increase	Decrease

Effect on postretirement benefit obligation	$13,328	$(10,288)

Effect on total service and interest cost components	$1,338	$(1,023)

NOTE 10 – LEASES

The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various computer and office equipment. Rental expense was $16.2 million in 2000, $18.5 million in 1999 and $18.7 million in 1998. Future minimum rental commitments under operating leases having initial or remaining noncancelable lease terms exceeding one year are $11.1 million in 2001, $7.2 million in 2002, $4.9 million in 2003, $3.9 million in 2004, $3.5 million in 2005 and $15.6 million thereafter.

NOTE 11 – ACQUISITIONS

In 2000, the company acquired certain assets of a metalworking additive company with 1999 revenues of approximately $20 million; acquired an additional 10% interest in its India joint venture, bringing the ownership interest up to 50%; and invested in a joint venture with GE Transportation Systems relating to products and services for diesel engine fluids. The company’s aggregate investment in these acquisitions was approximately $41 million.

In 1998, the company completed six acquisitions for cash of $155.4 million and one acquisition for 89,806 of the company’s common shares valued at $2.4 million. These acquisitions were in the company’s existing business areas of lubricant and fuel additives, metalworking additives and coating additives and broaden the company’s base in performance chemicals. These acquisitions were accounted for using the purchase method of accounting.

The fair value of assets acquired and liabilities assumed in these acquisitions is as follows:

Inventories	$20,713

Receivables	26,424

Property and equipment	8,502

Other tangible assets	2,986

Goodwill	97,882

Technology and other intangibles	16,173

Technology under development	13,598

Accounts payable and other liabilities assumed	(28,470)

Fair value of net assets acquired, less $2,165 of cash received	$157,808

These acquisitions were made at various times throughout 1998; however, the two largest acquisitions were Adibis, formerly the lubricants and fuel additives business of British Petroleum Company P.L.C., which was acquired effective August 1, 1998, and Carroll Scientific, Inc. (Carroll), which was acquired in July 1998. Carroll specializes in the development and supply of varnish and wax-based performance additives to the ink market. The aggregate purchase price of these two acquisitions was $134 million, of which $111 million was assigned to goodwill and intangible assets. During 1997, the annual revenues of Carroll were approximately $30 million and of Adibis were approximately $150 million.

THE LUBRIZOL CORPORATION

NOTES CONTINUED

The impact of the acquisitions made in 1998 was not material in relation to the company’s results of operations; consequently, pro forma information is not presented. However, these acquisitions had the following impact on revenues and expenses for 1998:

Revenues	$71,662

Gross profit	$15,267

Selling and administration expenses	$7,397

Research, testing and development	$5,591

After-tax loss, excluding write-off of technology under development and interest on acquisition debt	$(1,844)

In the fourth quarter of 1999 the company reduced the purchase price of the Adibis acquisition by $2.5 million for anticipated reimbursement from the seller of certain post acquisition costs incurred by the company.

The company has completed the process of assimilating the Adibis additives business. The company’s assimilation plan included separation of a number of Adibis employees at an estimated cost of $3.9 million and terminating certain Adibis contracts for tolling arrangements, office leases and sales agents at an estimated cost of $2.7 million. Cash expenditures of $5.7 million were made in 1999, and $.5 million in 2000. Approximately $.4 million remains as an accrued liability at December 31, 2000. The cost of these activities was included in the allocation of the acquisition costs to the net assets acquired.

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

NOTE 12 – BUSINESS SEGMENTS AND GEOGRAPHIC REPORTING

The company aggregates its product lines into two principal operating segments: chemicals for transportation and chemicals for industry. Chemicals for transportation is comprised of additives for lubricating engine oils, such as for gasoline, diesel, marine and stationary gas engines and additive components; additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants; and additives for fuel products and refinery and oil field chemicals. In addition, the company sells additive components and viscosity improvers within its lubricant and fuel additives product lines. The company’s chemicals for transportation product lines are generally produced in shared manufacturing facilities and sold largely to a common customer base. Chemicals for industry includes industrial additives, such as additives for hydraulic fluids, metalworking fluids, and compressor lubricants; performance chemicals, such as additives for coatings and inks and process chemicals; and performance systems, comprised principally of fluid metering devices and particulate emission trap devices.

The company’s accounting policies for its operating segments are the same as those described in Note 2. The company evaluates performance and allocates resources based on segment contribution income, which is revenues less expenses directly identifiable to the product lines aggregated within each segment. In addition, the company allocates corporate research, testing, selling and administrative expenses in arriving at segment operating profit before tax.

The following table presents a summary of the company’s reportable segments for the years ended December 31:

	2000	1999	1998

Chemicals for transportation:

Revenues from external customers	$1,461,949	$1,478,672	$1,391,045

Equity earnings (loss)	3,094	5,340	2,434

Goodwill and intangibles amortization	5,199	5,012	2,964

Segment contribution income	275,689	342,555	274,246

Operating profit before tax	140,553	191,654	130,149

Segment total assets	1,132,782	1,116,680	1,191,175

Capital expenditures	78,887	58,123	90,369

Depreciation	81,769	82,129	74,023

THE LUBRIZOL CORPORATION

	2000	1999	1998

Chemicals for industry:

Revenues from external customers	$313,831	$301,657	$259,135

Equity earnings (loss)	(1,611)	395	168

Goodwill and intangibles amortization	7,648	6,418	5,414

Segment contribution income	42,103	48,548	39,847

Operating profit before tax	24,174	27,481	22,552

Segment total assets	249,782	247,779	256,905

Capital expenditures	6,870	6,749	3,052

Depreciation	6,218	6,161	5,646

Reconciliation to consolidated income before tax:

Segment operating profit before tax	$164,727	$219,135	$152,701

Gain from litigation settlements	19,395	17,626	16,201

Special (charges) credits	4,484	(19,569)	(36,892)

Interest expense – net	(18,258)	(21,842)	(13,196)

Consolidated income before tax	$170,348	$195,350	$118,814

Revenues from external customers by product group:

Engine oil additives	$936,924	$939,179	$866,266

Driveline oil additives	400,469	413,400	390,006

Fuel additives and refinery oil additives	90,380	105,024	79,584

Additive components	34,176	21,069	55,189

Chemicals for transportation	1,461,949	1,478,672	1,391,045

Industrial additives	173,592	158,542	150,662

Performance chemicals	112,444	108,956	85,123

Performance systems	27,795	34,159	23,350

Chemicals for industry	313,831	301,657	259,135

Total revenues from external customers	$1,775,780	$1,780,329	$1,650,180

In order to conform prior-year amounts to current-year classifications, prior-year amounts have been restated to reflect the change in the way the company reports shipping revenues (see Note 2), to reflect reclassifications of products between chemicals for transportation and chemicals for industry operating segments and to reflect the exclusion for internal management reporting purposes, effective January 1, 2000, of excess production capacity from product costs (this change in reporting excess production capacity had no effect on segment operating profit before tax.)

Revenues are attributable to countries based on the location of the customer. The United States is the only country where sales to external customers comprise in excess of 10% of the company’s consolidated revenues. Revenues from external customers by geographic area are as follows:

	2000	1999	1998

United States	$692,720	$684,037	$616,940

Other North American	66,478	60,994	50,929

Europe, Middle East	533,049	583,475	561,625

Asia-Pacific	347,658	324,349	270,722

Latin America	135,875	127,474	149,964

Total revenues from external customers	$1,775,780	$1,780,329	$1,650,180

The company’s sales and receivables are concentrated in the oil and chemical industries. The company’s lubricant and fuel additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 48% of consolidated sales in 2000, 46% of consolidated sales in 1999 and 42% of consolidated sales in 1998. The company’s largest single customer, including its affiliated entities, predominantly within chemicals for transportation segment, accounted for revenues of $185.3 million in 2000 and $214.4 million in 1999 and less than 10% in 1998.

The table below presents a reconciliation of segment total assets to consolidated total assets for the years ended December 31:

	2000	1999	1998

Total segment assets	$1,382,564	$1,364,459	$1,448,080

Corporate assets	276,926	317,895	195,157

Total consolidated assets	$1,659,490	$1,682,354	$1,643,237

Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments, investments accounted for on the cost basis and other current and noncurrent assets.

The company’s principal long-lived assets are located in the following countries at December 31:

	2000	1999

United States	$535,909	$519,050

France	77,806	91,413

England	114,174	124,138

All other	119,946	85,690

Total long-lived assets	$847,835	$820,291

THE LUBRIZOL CORPORATION

NOTES CONTINUED

Net income of non-U.S. subsidiaries was $45 million in 2000, $53 million in 1999 and $13 million in 1998; and dividends received from these subsidiaries were $31 million, $22 million and $15 million, respectively.

NOTE 13 – FINANCIAL INSTRUMENTS

The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company’s debt instruments at December 31, 2000, approximates $387.5 million compared with the carrying value of $395.9 million. The company believes the carrying values of its other financial instruments approximate their fair values, except for certain interest rate swap agreements discussed below. The company uses derivative financial instruments only to manage well-defined foreign currency and interest rate risks. The company does not use derivative financial instruments for trading purposes.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. Such contracts are generally in connection with transactions with maturities of less than one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $24.3 million in 2000, $18.9 million in 1999 and $65.0 million in 1998. At December 31, 2000, the company had short-term forward contracts to sell currencies at various dates during 2001 for $7.3 million. Realized and unrealized gains or losses on these contracts are recorded in the statement of income, or in the case of transactions designated as hedges of net foreign investments, in the foreign currency translation adjustment account in other comprehensive income. Additionally, foreign currency forward contract gains and losses on certain future transactions may be deferred until the future transaction is recorded. There were no deferred currency losses on foreign exchange contracts at December 31, 2000.

The company is exposed to market risk from changes in interest rates. The company’s policy is to manage interest rate cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the company may enter into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. The company has interest rate swap agreements to convert variable rate debt debt to fixed rates and, in 2000, entered into additional swap agreements to convert fixed rate debt to variable rate debt (see Note 4). Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability. Changes in the underlying market value of the remaining swap payments are recognized in income when the underlying liability being hedged is extinguished or partially extinguished to a level less than the notional amount of the interest rate swaps. No market value loss amounts were accrued in 2000, 1999 or 1998. The company would have received approximately $5.6 million, including accrued interest of $.1 million, if it had terminated these interest rate swap agreements at December 31, 2000.

Effective January 1, 2001, the company adopted Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS133), as amended. SFAS 133 requires the company to recognize all derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Derivatives that are not hedges must be adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in value is immediately recognized in earnings.

The adoption of SFAS133 did not have a material cumulative effect on net income as of January 1, 2001, but did result in a $2 million reduction, on a pre-tax basis, of other comprehensive income.

NOTE 14 – STOCK COMPENSATION PLANS

The 1991 Stock Incentive Plan provides for granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Options are intended either to qualify as “incentive stock options” under the Internal Revenue Code or to be “non-statutory stock options” not intended to so qualify. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to ten years after grant. “Reload options,” which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically under the 1991 Plan and may be granted at the discretion of the administering committee under the 1985 Employee Stock Option Plan. During 2000, the 1991 plan was amended to provide that new reload grants on or after March 27, 2000, will be discretionary and will no longer be

THE LUBRIZOL CORPORATION

granted for the excercise of a reload using shares. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until their expiration dates. The option price under the 1985 Plan is the fair market value of the shares on the date of grant. The option price for stock options under the 1991 Plan is not less than the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,500 common shares in 2000 and 2,000 common shares in 1999 and 1998, with terms generally comparable to employee stock options.

Under the 1991 Stock Incentive Plan, the company has granted to certain executive officers 4,500, none, 3,000 and 65,000 performance share stock awards in 2000, 1999, 1998 and 1997, respectively. Common shares equal to the number of performance share stock awards granted will be issued if the market price of the company’s common stock reaches $45 per common share for ten consecutive trading days, or on March 24, 2003, whichever occurs first. Under certain conditions such as retirement, a grantee of performance share stock awards may be issued a pro-rata number of common shares. The market value of the company’s common shares at date of grant of the performance share stock awards was $28.06 per share (for 3,000 awards) and $25.38 per share (for 1,500 awards) in 2000, $38.25 per share in 1998 and $33.75 per share in 1997. The company recognizes compensation expense related to performance share stock awards ratably over the estimated period of vesting. Compensation costs recognized for performance share stock awards were $.1 million in 2000 and $.8 million in 1999 and 1998. At December 31, 2000, 65,500 performance share stock awards were outstanding.

Accounting principles generally accepted in the United States of America encourage the fair-value based method of accounting for stock compensation plans under which the value of stock-based compensation is estimated at the date of grant using valuation formulas, but permit the continuance of intrinsic-value accounting. The company accounts for its stock compensation plans using the intrinsic-value accounting method (measured as the difference between the exercise price and the market value of the stock at date of grant). If the fair value method to measure compensation cost for the company’s stock compensation plans had been used, the company’s net income would have been reduced by $3.5 million in 2000, $2.5 million in 1999 and $1.6 million in 1998 with a corresponding reduction in net income per share of $.07 in 2000, $.05 in 1999 and $.03 in 1998.

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:

	2000	1999	1998

1985 Plan:

Risk-free interest rate		6.5%	4.6%

Dividend yield		3.4%	4.0%

Volatility		23%	21%

Expected life (years)		.5	2.8

1991 Plan:

Risk-free interest rate	6.0%	6.4%	4.7%

Dividend yield	4.0%	3.4%	4.0%

Volatility	27%	24%	23%

Expected life (years)	9.8	9.9	9.5

The fair value per share of the performance share stock awards granted in 2000 were $28.06 for 3,000 awards, and $25.38 for 1,500 awards, using the following assumptions: risk-free interest rate of 6.49%; volatility of 27%; and an expected life of three years. There was no performance share award activity for 1999. The fair value per share of the performance share stock awards granted in 1998 was $33.94, using the following assumptions: risk-free interest rate of 4.58%; volatility of 21%; and an expected life of three years. Dividends do not accumulate on performance share stock awards.

Information regarding these option plans, excluding the performance share stock awards, follows:

	Shares	Weighted- Average Exercise Price

Outstanding, January 1, 2000	3,968,742	$31.06

Granted	816,136	28.02

Exercised	(77,898)	20.41

Forfeited	(82,845)	32.08

Outstanding, December 31, 2000	4,624,135	$30.68

Options exercisable, December 31, 2000	3,415,820	$31.87

Weighted-average fair value of options granted during the year		$7.49

Outstanding, January 1, 1999	3,483,316	$32.64

Granted	730,516	22.99

Exercised	(79,675)	20.31

Forfeited	(165,415)	33.98

Outstanding, December 31, 1999	3,968,742	$31.06

Options exercisable, December 31, 1999	2,993,380	$32.51

Weighted-average fair value of options granted during the year		$5.87

Outstanding, January 1, 1998	3,212,157	$31.88

Granted	410,248	37.69

Exercised	(125,463)	29.38

Forfeited	(13,626)	31.23

Outstanding, December 31, 1998	3,483,316	$32.64

Options exercisable, December 31, 1998	2,842,719	$31.97

Weighted-average fair value of options granted during the year		$7.74

THE LUBRIZOL CORPORATION

NOTES CONTINUED

The following table summarizes information about stock options outstanding, excluding the performance share stock awards, at December 31, 2000:

	Options Outstanding			Options Exercisable

	Number	Weighted-Average	Weighted-	Number
Range of	Outstanding	Remaining	Average	Exercisable	Weighted-Average
Exercise Prices	at 12/31/00	Contractual Life	Exercise Price	at 12/31/00	Exercise Price

$19 - $25	547,597	7.6 Years	21.41	297,422	21.47

25 - 31	2,047,631	5.6	28.48	1,173,881	28.75

31 - 38	1,974,381	3.6	35.28	1,891,491	35.17

38 - 45	54,526	1.0	41.57	53,026	41.66

	4,624,135	4.9	$30.68	3,415,820	$31.87

NOTE 15 – SPECIAL CHARGES

The company initiated a series of steps to reduce costs and improve its worldwide operating structure and has been executing these steps in two programs over a period of approximately two years. The first program, which began in the fourth quarter of 1998, resulted in the reduction of approximately 7% of the company’s workforce, or 300 employees worldwide. Approximately 55% of this reduction occurred prior to December 31, 1998, a further 35% occurred in the first quarter of 1999, and the remainder was substantially completed by the third quarter of 1999. Of the 300 employees, approximately 40% were in the manufacturing area and 60% were in the selling, administrative, research and testing areas. In addition, the company permanently removed seven component production units from service during this first program.

In the fourth quarter of 1998, the company recognized special charges of $36.9 million comprised of $23.3 million related to this first program and $13.6 million for the write off of purchased technology under development resulting from the acquisition of Adibis (see Note 11). After-tax, these charges reduced net income by $25.8 million, or by $.47 per share. These special charges related predominately to the company’s chemicals for transportation segment.

In the first quarter of 1999, the company recognized an additional expense of $3.1 million, related to the first program to reflect a greater amount for separation benefits, principally in Japan. After-tax, this charge reduced net income by $2.9 million or $.05 per share. In the third quarter of 1999, the company recognized special charges of $20.8 million (see below) related to the second program. After-tax, this special charge reduced net income by $12.9 million, or $.24 per share. In the fourth quarter of 1999 the company recorded an adjustment of $4.3 million to reduce the special charge related to the first program principally to reflect a gain related to the settlement of pension obligations for workforce reductions (see Note 9). After-tax, this adjustment increased net income by $2.5 million or $.05 per share.

As adjusted, the first program included workforce reduction cost estimated at $20.0 million and other exit costs estimated at $2.1 million, including $2.0 million related to asset impairments for production units taken out of service. Cash expenditures of approximately $.4 million were made in 2000, $14.7 million in 1999 and $5.0 million in 1998 related to the cost reduction program.

The second program began in the third quarter of 1999 and involved primarily the downsizing of the company’s Painesville, Ohio, manufacturing plant. This resulted in the additional reduction of approximately 5% of the company’s workforce, or 187 employees, and the shutdown of 20 of Painesville’s 36 production systems. Approximately 23% of the workforce reduction and shutdown of 12 of the production systems occurred during 1999. The remainder of the workforce reduction and production system shutdowns was completed in 2000.

In the second quarter of 2000, the company recorded an adjustment of $2.6 million to reduce the amount of the special charge related to the second program, principally because the cost of workforce reductions at the company’s Painesville facility was less than originally anticipated. After-tax this adjustment increased net income by $1.7 million or $.03 per share. In the fourth quarter of 2000, the company recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share), to further reduce the amount of the special charge due to lower than anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million).

As adjusted, the second program included workforce reduction cost estimated at $5.5 million and other exit costs estimated at $10.8 million, including $7.4 million related to asset impairments for production units to be taken out of service. Cash expenditures of approximately $.9 million and $1.3 million were made in 2000 and 1999, respectively, related to the second cost reduction program. Additionally, $3.2 million and $1.5 million of special termination benefits were recognized as part of the U.S. pension benefit obligation in 2000 and 1999, respectively (see Note 9). Approximately $1.9 million remains as an accrued liability at December 31, 2000. This accrual represents severance, health care and outplacement payments that will be made in 2001 relating to employees separated prior to December 31, 2000 ($1.2 million) and additional costs that will be incurred in 2001 to complete the dismantling of assets that were taken out of service as of December 31, 2000 ($.7 million).

THE LUBRIZOL CORPORATION

NOTE 16 – LITIGATION

The company previously filed claims against Exxon Corporation and/or its affiliates relating to various commercial matters, including alleged infringements by Exxon of certain of the company’s patents.

On October 12, 2000, the company reached a settlement of all pending patent litigation with Imperial Oil Limited (Imperial), a Canadian affiliate of Exxon Mobil Corporation. Under the settlement agreement, Lubrizol received cash of $25.0 million in October 2000. After deducting related expenses, this settlement increased pre-tax income by $19.4 million in 2000.

On March 31, 1999, the company and Exxon Corporation reached a settlement of all pending intellectual property litigation between the two companies and their affiliates, except for litigation that was pending in Canada. Under the settlement agreement, Exxon paid the company cash of $16.8 million in April 1999. After deducting related expenses, this settlement increased pre-tax income by $14.5 million in 1999.

On April 23, 1998, the company reached a settlement with Exxon of a lawsuit pending in federal court in Ohio and received cash of $19.0 million. After deducting related expenses, this settlement increased pre-tax income by $16.2 million in 1998.

The Company is party to lawsuits, threatened lawsuits, and other claims arising out of the normal course of business. Management is of the opinion that any liabilities that may result are adequately covered by insurance, or to the extent not covered by insurance, are adequately accrued for at December 31, 2000, or would not be significant in relation to the Company’s financial position at December 31, 2000, or its results of operations for the year then ended.

QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended

	March 31	June 30	Sept. 30	Dec. 31

	(In Thousands of Dollars Except Per Share Data)
2000

Net sales	$444,008	$448,979	$432,442	$445,888

Gross profit	127,326	129,848	121,624	114,332

Net income	30,105	31,712	23,255	32,937

Net income per share	$.55	$.59	$.44	$.64

Net income per share, diluted	$.55	$.59	$.44	$.63

1999

Net sales	$454,710	$440,839	$440,383	$439,935

Gross profit	143,453	136,144	136,612	132,387

Net income	39,094	30,028	20,412	33,458

Net income per share	$.72	$.55	$.37	$.61

Net income per share, diluted	$.72	$.55	$.37	$.61

Effective in the fourth quarter of 2000, the company began including shipping fees in revenues and shipping costs in cost of sales, and in prior periods these items were netted in cost of sales. Prior quarter amounts have been reclassified to reflect this change (see Note 2 to the financial statements).

In the second quarter of 2000, the company recorded a pre-tax adjustment of $2.6 million ($.03 per share) to reduce the amount of the special charge to reflect a lower cost of workforce reductions than was anticipated.

In the fourth quarter of 2000, the company recorded a pre-tax adjustment of $1.9 million ($.02 per share) to further reduce the amount of the special charge due to lower than anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million) because additional employees transferred to other company locations.

In the fourth quarter of 2000, the company recorded a pre-tax gain from litigation settlement of $19.4 million ($.23 per share).

In the first quarter of 1999, the company recorded a pre-tax special charge of $3.1 million ($.05 per share) to reflect an additional amount for separation benefits, principally in Japan, under its cost reduction program.

In the first quarter of 1999, the company recorded a pre-tax gain from litigation settlement of $14.5 million ($.16 per share).

In the third quarter of 1999, the company recorded a pre-tax special charge of $20.8 million ($.24 per share) primarily related to the restructuring of its Painesville, Ohio, manufacturing plant.

In the fourth quarter of 1999 the company recorded a pre-tax adjustment of $4.3 million ($.05 per share) to reduce the amount of the special charge principally to reflect a gain related to the settlement of pension obligations for workforce reductions under its cost reduction program.

In the fourth quarter of 1999, the company recorded a pre-tax gain from litigation settlement of $3.1 million ($.04 per share).

THE LUBRIZOL CORPORATION

HISTORICAL SUMMARY

(In Millions, Except Shareholders, Employees
and Per Share Data)	2000	1999	1998	1997

OPERATING RESULTS:

Revenues	$1,775.8	$1,780.3	$1,650.2	$1,706.9

Total cost and expenses	1,597.0	1,554.5	1,496.3	1,474.6

Other income (charges)	(8.4)	(30.5)	(35.0)	(1.1)

Net income	118.0	123.0	71.2	154.9

– Before unusual items and accounting changes	103.1	125.3	86.5	154.9

Net income per share	2.22	2.25	1.27	2.68

– Before unusual items and accounting changes	1.94	2.30	1.55	2.68

FINANCIAL RATIOS:

Gross profit percentage	27.8	30.9	29.2	32.1

Percent of revenues:

Selling and administrative expenses	9.5	10.2	10.9	10.0

Research and testing expenses	8.5	8.2	9.1	8.6

Return on average shareholders’ equity (%)	15.3	15.8	9.0	19.0

– Before unusual items and accounting changes (%)	13.4	16.1	10.9	19.0

Debt to capitalization (%)	34.5	33.8	35.8	21.3

Current ratio	2.6	2.5	2.5	2.5

OTHER INFORMATION:

Dividends declared per share	$1.04	$1.04	$1.04	$1.01

Average common shares outstanding	53.1	54.6	55.9	57.8

Capital expenditures	$85.8	$64.9	$93.4	$100.7

Depreciation expense	88.0	88.3	79.7	82.7

At Year End:

Total assets	$1,659.5	$1,682.4	$1,643.2	$1,462.3

Total debt	395.9	403.0	429.3	220.3

Total shareholders’ equity	752.3	790.1	769.1	815.4

Shareholders’ equity per share	14.66	14.50	14.10	14.31

Common share price	25.75	30.88	25.69	36.88

Number of shareholders	4,681	5,126	5,609	5,661

Number of employees	4,390	4,074	4,324	4,291

The number of employees at December 31, 2000 includes 460 employees at the company’s new subsidiaries in China. In 2000 the company began reporting shipping fees and shipping costs gross in net sales and cost of sales, respectively. The company had previously netted shipping fees against shipping costs in cost of sales. This change has no effect on the dollar amount of the company’s gross profit or net income. Revenues, total cost and expenses, and gross profit percentage for 1996-1999 have been reclassified to conform with current period classification.

THE LUBRIZOL CORPORATION

(In Millions, Except Shareholders, Employees
and Per Share Data)	1996	1995	1994	1993	1992	1991	1990

OPERATING RESULTS:

Revenues	$1,629.2	$1,663.6	$1,599.0	$1,525.5	$1,552.2	$1,476.3	$1,452.7

Total cost and expenses	1,434.6	1,478.0	1,397.0	1,362.2	1,390.5	1,308.7	1,288.4

Other income (charges)	56.1	40.0	49.4	(43.6)	15.4	10.5	106.9

Net income	169.8	151.6	175.6	45.6	124.6	123.7	190.0

– Before unusual items and accounting changes	135.2	126.6	148.8	113.5	124.6	123.7	133.5

Net income per share	2.80	2.37	2.67	.67	1.81	1.79	2.67

– Before unusual items and accounting changes	2.23	1.98	2.26	1.67	1.81	1.79	1.87

FINANCIAL RATIOS:

Gross profit percentage	31.4	31.5	32.7	32.0	31.7	32.4	30.3

Percent of revenues:

Selling and administrative expenses	9.7	9.8	10.0	10.4	11.7	11.7	10.9

Research and testing expenses	9.9	10.8	10.3	11.2	10.0	9.8	8.5

Return on average shareholders’ equity (%)	20.4	18.0	22.5	5.9	15.4	16.2	27.2

– Before unusual items and accounting changes (%)	16.2	15.1	19.0	14.6	15.4	16.2	18.0

Debt to capitalization (%)	19.5	22.5	16.8	8.7	5.6	7.9	8.3

Current ratio	2.6	2.4	2.5	2.5	2.9	2.7	2.7

OTHER INFORMATION:

Dividends declared per share	$.97	$.93	$.89	$.85	$.81	$.77	$.73

Average common shares outstanding	60.7	63.8	65.7	67.7	69.0	69.3	71.1

Capital expenditures	$94.3	$189.3	$160.5	$127.9	$95.8	$82.4	$77.4

Depreciation expense	78.7	71.8	63.9	59.6	58.4	54.6	54.0

At Year End:

Total assets	$1,402.1	$1,492.0	$1,394.4	$1,182.6	$1,127.1	$1,171.7	$1,114.6

Total debt	198.5	247.1	167.9	69.6	48.4	67.8	66.6

Total shareholders’ equity	819.4	849.0	832.0	732.2	819.4	794.5	736.2

Shareholders’ equity per share	14.00	13.48	12.83	11.00	11.97	11.51	10.61

Common share price	31.00	27.75	33.88	34.13	27.25	28.25	23.63

Number of shareholders	5,764	6,304	6,494	6,616	6,822	6,767	6,692

Number of employees	4,358	4,601	4,520	4,613	4,609	5,299	5,169

The number of employees at December 31, 2000 includes 460 employees at the company’s new subsidiaries in China. In 2000 the company began reporting shipping fees and shipping costs gross in net sales and cost of sales, respectively. The company had previously netted shipping fees against shipping costs in cost of sales. This change has no effect on the dollar amount of the company’s gross profit or net income. Revenues, total cost and expenses, and gross profit percentage for 1996-1999 have been reclassified to conform with current period classification.