Form 10-K, Exhibit 13
period 2001-12-31
LUBRIZOL CORP
filed 2002-03-28
CIK 60751

                                                                      Exhibit 13

                  The Lubrizol Corporation - 2001 Annual Report

                                   [PICTURES]


                                  Why Lubrizol?

                            THE LUBRIZOL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation. We create these products, including specialty additive packages and related equipment, for use in transportation and industrial lubricant and other markets. We do this by applying advanced chemical and mechanical technologies in order to enhance the performance, quality and value and reduce the environmental impact of the customer products in which our products are used.

We are a geographically diverse company operating manufacturing and blending facilities, laboratories and offices around the world, through the efforts of approximately 4,500 employees. Our product lines are grouped into two operating segments: fluid technologies for transportation and fluid technologies for industry. Fluid technologies for transportation comprised approximately 83% of our consolidated revenues and 96% of segment pre-tax operating profit in 2001. This discussion and analysis of our financial condition and results of operations generally is focused on Lubrizol in its entirety, since we believe this provides the most appropriate understanding of our business. Note 12 to the financial statements contains a further description of the nature of our operations, the product lines within each of the operating segments, segment operating profit and related financial disclosures.

We believe the global growth rate for transportation lubricant additives is approximately 1% per year. A variety of industry market forces and conditions continues to present significant challenges in this business. Among these market factors are improved engine design and longer drain intervals, industry overcapacity, frequent product specification changes and consolidation of the customer base. Although we are the market leader in this business, the marketplace continues to be extremely competitive.

We plan to continue to invest in and run our traditional transportation lubricant additive business so as to remain the market leader and generate strong cash flows consistent with our historical track record. In addition, we believe there are opportunities for growth in both the transportation market and the faster-growing industrial markets. Accordingly, we are expanding beyond our traditional business by using our strengths, including our technology and broad geographic infrastructure, to develop and invest in new fluid technology applications that will expand the markets in which we participate. In addition to internal investment in research and development, prudent acquisitions will be key to our growth.

2001 RESULTS OF OPERATIONS
In 2001, our results reflected the competitive conditions in our industry and the economic uncertainty and weak business environment within the global economy. Although we had record shipment volume, 2001 earnings were lower than the prior year due primarily to our inability to recover higher average raw material cost. Higher operating expenses (manufacturing, selling and administrative, research, development and testing expenses), a higher effective tax rate and a prior year gain from a litigation settlement and special charge adjustments that did not recur in 2001 also contributed to the lower earnings.

In 2001, we achieved record consolidated revenues of $1.84 billion, which represented an increase of $68.9 million, or 4% (2% excluding acquisitions), compared with 2000. The revenue increase was due to a 4% increase in shipment volume, one-half of which was due to acquisitions including the consolidation of our China subsidiaries in the fourth quarter of 2000. Average additive selling price for 2001 remained flat with the prior year. This was the result of a 3% increase in product selling prices due to the price increases initiated during 2000 and offsetting unfavorable currency effects and product mix changes. Fluid technologies for transportation revenues increased $68.9 million, or 5%, compared with 2000 primarily due to increased shipment volume from acquisitions and market share gains. Fluid technologies for industry revenues were approximately the same as 2000, as the impact of the weak manufacturing sector in North America offset the additional revenues from an acquisition in 2001. The $1.0 million increase in royalties and other revenues was primarily due to increased royalties for synthetic refrigeration lubricants.

[GRAPH]

Changes in our shipment volume vary in different geographical areas. The following table shows our 2001 shipment volume by geographic area as well as the corresponding changes compared with 2000:

                                               Increase
                            2001 Volume       (Decrease)
--------------------------------------------------------------

North America                     42%               7%
Europe, Middle East               33%               5%
Asia-Pacific                      18%              (1%)
Latin America                      7%              (3%)
                                -----
Total                            100%               4%

                            THE LUBRIZOL CORPORATION

The 2001 increases over 2000 were primarily due to business gains in our engine oil additives product group in North America and strong shipments to many of our multinational engine oil customers in Europe. The 1% decrease in Asia-Pacific includes the favorable impact of the consolidation of our China subsidiaries during the fourth quarter of 2000. Excluding China, Asia-Pacific volume would have declined 9% for the year, primarily due to the economic weakness in the region and some lost engine oil additive business in Japan. In Latin America, shipment volume was down due to order patterns and the economic slowdown in the region.

Cost of sales for 2001 increased 4% (2% from acquisitions) from 2000 due to increased shipment levels and higher raw material costs. Average raw material cost in 2001 increased 2% over the prior year because of the higher cost of crude oil and natural gas and the use of higher-cost raw materials to meet the new U.S. engine oil specification. During the first half of 2001, our raw material costs were higher than the first half of 2000 due to the impact of higher crude oil costs on petrochemical prices and the impact of higher natural gas costs on our butylene-based raw materials. Crude oil and natural gas costs started to come down during the second quarter and sequentially declined in the third and fourth quarters of 2001. Although there have been some announced raw material price decreases early in 2002, we are uncertain as to the level of raw material prices for the remainder of the year. Manufacturing costs, which are included in cost of sales, increased by 1% in 2001 compared with 2000, but decreased by 2% after excluding acquisitions. Unit manufacturing costs (manufacturing costs per metric ton sold) were down 3% compared with 2000.

Gross profit (net sales less cost of sales) increased by $10.7 million, or 2% ($3.1 million, or less than 1%, excluding acquisitions), in 2001 compared with 2000 primarily for the reasons expressed above. Gross profit for fluid technologies for transportation increased by $12.6 million, or 3%, for 2001 compared with 2000, for the same reasons. Gross profit for fluid technologies for industry decreased by $9.7 million, or 9%, in 2001 compared with 2000. Excluding the impact of acquisitions, this gross profit decreased by $14.4 million, or 13%, primarily because the weak manufacturing sector in North America adversely affected our industrial additives and performance chemicals product groups. We also incurred a write-off of $2.8 million for obsolete inventory in our performance systems product group during the second half of 2001. In calculating gross profit at the operating segment level, we exclude excess capacity from product costs. (See Note 12 to the financial statements.)

[GRAPH]

The gross profit percentage (gross profit divided by net sales) decreased to 27.4% for 2001 as compared with 27.8% for 2000 due to the reasons explained previously. The corresponding gross profit percentages for fluid technologies for transportation and fluid technologies for industry (excluding excess capacity) were 28.4% and 32.8% in 2001, respectively, compared with 28.8% and 35.8% in 2000.

Selling and administrative expenses increased $9.4 million, or 6% ($6.7 million, or 4%, excluding acquisitions), in 2001 compared with 2000. The non-acquisition increase was primarily due to higher salary and employee benefit costs for existing businesses and incremental staffing and other costs associated with our strategy to expand into new markets, partially offset by lower legal expenses and favorable currency effects.

Research, testing and development expenses (technology expenses) increased $7.7 million, or 5% ($6.9 million, or 5%, excluding acquisitions), in 2001 compared with 2000. Product standards change periodically to meet new emissions, efficiency, durability and other performance factors as engine and transmission designs are improved by equipment manufacturers. These changes influence the timing and amount of technology expense. The increases during 2001 were due to high levels of testing, primarily for GF-3, which is the new U.S. passenger car motor oil technical standard, along with increased development spending for growth programs and product development costs for the next diesel engine oil specification, PC-9. We expect PC-9 testing will continue at a high pace in the first half of 2002. During 2001, approximately 76% of our technology cost was incurred in company-owned facilities and 24% was incurred at third-party testing facilities.

[GRAPH]

The change in revenues together with the change in total costs and expenses had an unfavorable effect of $5.5 million for 2001.

Unusual items for the year 2000 consisted of $19.4 million for a litigation settlement gain and $4.5 million for favorable adjustments to previously taken special charges related to the

                            THE LUBRIZOL CORPORATION

restructuring of the Painesville, Ohio, manufacturing facility. (See "2000 Results of Operations.") There were no similar items in 2001.

The change in other income (expense) had an unfavorable effect of $1.0 million for 2001 as compared with 2000. Higher currency exchange translation losses and increased goodwill amortization expense were partially offset by higher equity earnings from joint ventures and lower losses from the disposal of assets. Goodwill amortization expense will be eliminated in 2002 due to a change in accounting standards. Our goodwill amortization expense in 2001 was $11.4 million. (See Note 2 to the financial statements.)

Net interest expense was approximately the same in 2001 and 2000. Interest income decreased $1.8 million in 2001 compared with 2000 due to lower interest rates and lower levels of cash investments during 2001. Interest expense also decreased $1.8 million in 2001 compared with 2000, principally because of lower interest rates.

We conduct a significant amount of our business outside of the U.S. and are subject to business risks inherent in non-U.S. activities, including currency exchange rate fluctuations. While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer-term economic effect of these changes should not be significant given our net asset exposure, currency mix and use of U.S. dollar-based pricing in some countries. As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. During 2001, the U.S. dollar strengthened against most other currencies, especially the euro and the yen, and the change in currency exchange rates had an unfavorable effect on net income as compared with exchange rates in effect during 2000.

As a result of the factors previously discussed and after excluding from 2000 the litigation settlement gain and adjustments to special charges, 2001 income before taxes decreased by $6.5 million, or 4%, compared with 2000. Including the unusual items, income before income taxes decreased by $30.4 million, or 18%, as compared with 2000. Segment operating profit before tax, which excludes interest expense and unusual items and allocates corporate technology, selling and administrative expenses to the segments, increased $10.9 million, or 8%, for the fluid technologies for transportation segment and decreased $17.4 million, or 75%, for the fluid technologies for industry segment.

The effective tax rate on 2001 income was 32.7%, compared with 29.6% on 2000 income, excluding the litigation settlement gain and adjustments to special charges in 2000. The increase in the effective tax rate, which decreased 2001 earnings before these items by $.08 per share, was primarily due to the U.S. tax benefit of a charitable contribution made in 2000, which did not recur in 2001. The overall effective tax rate for 2000 including the special charge adjustments and the litigation gain was 30.7%. Based upon the information currently available, we expect our effective tax rate for 2002 to be reduced to approximately 30% as a result of enacted tax rate reductions, the anticipated tax benefits of a charitable contribution of technology and other factors.

Net income in 2001 was $94.1 million, or $1.84 per share. In 2000, net income was $118.0 million, or $2.22 per share. After excluding from 2000 income the litigation settlement gain and the adjustments to special charges, 2001 net income decreased 9% compared with 2000 net income of $103.1 million. On this same basis, 2001 net income per share decreased 5% from the 2000 net income per share of $1.94.


2000 RESULTS OF OPERATIONS
In 2000, our results reflected the challenging economic and competitive conditions within our industry. We experienced significant increases in raw material costs that we did not fully recover despite a series of product price increases and we were unfavorably affected by the stronger U.S. dollar. These factors caused our gross profit and gross profit percentage to decline. Although we benefited from lower operating expenses, unusual items and a lower effective tax rate, 2000 earnings were lower than the prior year's earnings.

Our consolidated revenues for 2000 were $1.78 billion, which was a decrease of $4.5 million, or less than 1%, from 1999 revenues. Excluding acquisitions, the decrease was $26.9 million, or 2%. The revenue decrease was attributable to a reduction in our shipment volume, which decreased 1% from the prior year (2% excluding acquisitions). Higher product selling prices in 2000 were completely offset by product and regional mix effects and a significant negative impact from the stronger U.S. dollar. Fluid technologies for transportation revenues decreased $16.7 million, or 1%, compared with 1999 primarily due to a decrease in shipment volume. Fluid technologies for industry revenues increased $12.2 million, or 4%, over 1999 primarily due to an acquisition that offset some business losses in our industrial product group, and stronger volume in our compressor lubricant business.

Changes in our shipment volume vary in different geographical areas. The percentage changes in our 2000 shipment volume by geographical area, as compared with 1999, are:

                                               Increase
                                              (Decrease)
-------------------------------------------------------------

North America                                   (4%)
Europe, Middle East                             (3%)
Asia-Pacific                                     9%
Latin America                                    9%

We believe 1999 results benefited from advance customer purchases in late 1999 related to "Year 2000" concerns and an announced price increase. The weakness in North America

                            THE LUBRIZOL CORPORATION

also reflected the timing of some passenger car business shifting from late 2000 into the first quarter of 2001 and a decline in driveline factory-fill volumes resulting from automobile and diesel truck production slowdowns. We lost some business at smaller accounts in Europe due to recent price increases. The favorable comparisons in Asia-Pacific and Latin America primarily were due to business gains mostly related to our new heavy-duty diesel platform and sales by our new subsidiaries in China.

Cost of sales for 2000, including acquisitions, increased 4% from 1999, reflecting higher average raw material cost partially offset by lower manufacturing cost. The prices we paid for raw materials increased every quarter throughout 2000 due to the impact of higher crude oil costs on petrochemical prices, and as a result, our average raw material cost increased 9% compared with 1999. We implemented three price increases in 2000, but they did not fully recover the higher raw material costs and we began a fourth price increase, which was announced in November 2000. In addition, our average raw material cost was further affected in 2001 by increases in natural gas prices.

Manufacturing costs, which are included in cost of sales, decreased 6% (8% excluding acquisitions) in 2000 compared with 1999. Approximately two-thirds of this decrease was due to the favorable impact of currency. Manufacturing savings also resulted from the full integration of our Adibis business, which we purchased in 1998, and the cost reduction program at our Painesville plant.

Gross profit (net sales less cost of sales) decreased $55.5 million, or 10% ($62.0 million, or 11%, excluding acquisitions), in 2000 compared with 1999. The decrease primarily was due to the impact of higher raw material costs partially offset by product price increases and lower manufacturing costs. Additionally, approximately $18 million of the decrease in gross profit was due to the impact of unfavorable changes in currency exchange rates. In calculating gross profit at the operating segment level we exclude excess production capacity from product costs. (See Note 12 to the financial statements.) On that basis, fluid technologies for transportation gross profit decreased $61.1 million, or 13%, in 2000 compared with 1999 due to the same factors noted above. Fluid technologies for industry gross profit decreased $1.0 million, or 1%, in 2000 compared with 1999. Excluding the Alox acquisition, this gross profit decreased $7.0 million, or 6%, primarily due to business losses in our industrial products group.

The gross profit percentage (gross profit divided by net sales) decreased to 27.8% for 2000 as compared with 30.9% for 1999 due to the reasons explained above. The gross profit percentages for fluid technologies for transportation and fluid technologies for industry were 28.8% and 35.8%, respectively, compared with 32.4% and 37.4% in 1999.

Selling and administrative expenses decreased $13.3 million, or 7%, in 2000 compared with 1999 ($14.4 million, or 8%, excluding acquisitions) due to lower variable compensation costs, lower implementation costs for our enterprise-wide management information system, lower legal expenses and favorable currency effects.

Research, testing and development expenses (technology expenses) increased $4.9 million, or 3%, in 2000 compared with 1999. During 2000, approximately 80% of our technology cost was incurred in Lubrizol-owned facilities and 20% was incurred at third-party testing facilities. Our technology expenses were favorably affected in the first half of the year because of lower activity at third-party testing facilities in the first quarter of the year, resulting in part from an industry delay in finalizing specifications for the U.S. passenger car motor oil technical standard GF-3. Once these specification issues were resolved, we began related testing in the third quarter of 2000, which resulted in technology costs being 12% higher in the second half than in the first half of 2000.

Primarily as a result of the factors previously discussed, the change in revenues together with the change in total costs and expenses unfavorably affected our pre-tax profits by $47.1 million for 2000 compared with 1999.

During 2000, we recorded adjustments relating to our Painesville cost reduction program to reduce the special charge accrual by $4.5 million ($2.9 million after-tax or $.05 per share). These adjustments to the special charge are discussed under the caption "Cost Reduction Programs and Related Special Charges" below and in Note 15 to the financial statements.

On October 12, 2000, we reached a settlement of pending patent litigation with Imperial Oil Limited (Imperial), a Canadian affiliate of Exxon Mobil Corporation. Under the settlement agreement, Imperial paid us $25.0 million in October 2000. After deducting related expenses, this settlement increased pre-tax income by $19.4 million ($12.0 million after-tax, or $.23 per share). We also entered into a ten-year agreement for the supply of $490 million (Canadian dollars) of product to Imperial. Further information regarding our litigation with Exxon Mobil Corporation is contained in Note 16 to the financial statements.

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

                            THE LUBRIZOL CORPORATION

As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. During 2000 the U.S. dollar strengthened against most other currencies, especially the euro and British pound sterling, and the change in currency exchange rates had an unfavorable effect on net income for the year as compared with exchange rates in effect during 1999.

As a result of the factors discussed above, income before income taxes decreased by $25.0 million, or 13%, as compared with 1999. After excluding from both years the special charges and the gains from litigation settlements, income before income taxes decreased by $50.8 million, or 26%, compared with 1999. Segment operating profit before tax, which excludes interest expense, decreased $51.5 million, or 27%, for fluid technologies for transportation, and decreased $2.9 million, or 11%, for fluid technologies for industry, as compared with 1999.

The effective tax rate on 2000 income, before litigation gains and special charges, decreased to 29.6% as compared with 36.5% in 1999. This decrease, which increased 2000 earnings before these items by $.19 per share, primarily was due to the U.S. tax benefit from charitable contributions of technology to an educational institution, the favorable impact of statutory tax rate changes for certain of our foreign subsidiaries and an increase in the U.S. Foreign Sales Corporation tax benefit on export sales. The overall effective tax rate for 2000 including the special charge adjustments and the litigation gain was 30.7%.

Net income in 2000 was $118.0 million, or $2.22 per share. In 1999, net income was $123.0 million, or $2.25 per share. After excluding from 2000 and 1999 the special charges and the gains from litigation settlements, net income in 2000 was $103.1 million, as compared with $125.3 million in 1999, a decrease of 18%. On this same basis, 2000 net income per share was $1.94, a decrease of 16% from the $2.30 per share earned in 1999.


1999 RESULTS OF OPERATIONS
In 1999, our consolidated revenues were $1.78 billion, which represented an increase of $130.1 million, or 8% (3% excluding acquisitions), as compared with 1998. The primary factor causing the increase in revenues from 1998 was a 9% increase in our shipment volume (5% excluding acquisitions). Our average selling price declined 2% as compared with 1998, all of which was due to lower product pricing and changing product mix. Fluid technologies for transportation revenues increased $87.6 million, or 6%, over 1998. Approximately two-thirds of the increase was due to our 1998 acquisition of Adibis. Fluid technologies for industry revenues increased $42.5 million, or 16%, over 1998. Approximately one-half of the increase was due to acquisitions, primarily our acquisition of Carroll Scientific, Inc.

The increase in 1999 shipment volume, excluding acquisitions, was attributable to North America and Asia-Pacific. Shipment volume to North American customers increased 13% primarily due to new business awarded at the end of 1998 and in 1999. Shipments to Asia-Pacific customers in 1999, excluding acquisitions, increased 14% compared with 1998 primarily due to the economic improvement in the region. Shipments to European and Latin American customers in 1999, excluding acquisitions, decreased 4% and 10% respectively, due primarily to sluggish economies with some business loss. We believe 1999 results benefited from some advance buying in late 1999 related to "Year 2000" concerns, and customer purchases in advance of an announced price increase.

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

Gross profit (net sales less cost of sales) increased $67.4 million, or 14%, in 1999 compared with 1998. Excluding acquisitions, gross profit increased $50.3 million, or 10%, in 1999 compared with 1998. Most of the increase was due to higher volume and the impact of lower average raw material cost partially offset by lower average selling price. Additionally, $10.0 million of the increased gross profit was due to the impact on cost of sales of favorable changes in currency exchange rates. Fluid technologies for transportation gross profit increased $53.6 million, or 13%, and fluid technologies for industry gross profit increased $13.7 million, or 14%. Acquisitions accounted for one-fourth of the fluid technologies for transportation increase and one-half of the fluid technologies for industry increase, and the remainder was due to the factors noted above.

The gross profit percentage (gross profit divided by net sales) improved to 30.9% for 1999 as compared with 29.2% for 1998 for the same reasons as discussed above. In addition, the 1998 gross profit percentage was unusually low as explained in the discussion of 1998 results of operations.

                            THE LUBRIZOL CORPORATION

The gross profit percentages for fluid technologies for transportation and fluid technologies for industry were 32.4% and 37.4%, respectively, compared with 30.6% and 38.3% in 1998.

Selling and administrative expenses increased by $1.5 million, or 1%, in 1999 compared with 1998. Excluding acquisitions, selling and administrative expenses decreased $4.4 million, or 2%, in 1999 due to lower legal expenses, efficiencies from the integration of Adibis, lower pension costs, reduced spending on our global enterprise-wide management information system and favorable currency effects. These factors were partially offset by higher variable pay and costs associated with "Year 2000" compliance activities.

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

We recorded special charges for the year of $19.6 million ($13.2 million after-tax or $.24 per share) relating to both programs of our cost reduction initiative. These special charges are discussed under the caption "Cost Reduction Programs and Related Special Charges" below and in Note 15 to the financial statements.

On March 31, 1999, Lubrizol and Exxon Corporation reached a settlement of all pending intellectual property litigation between the two companies and their affiliates, except for litigation that was pending in Canada. Under the settlement agreement, Exxon paid us cash of $16.8 million in April 1999. After deducting related expenses, this settlement increased 1999 pre-tax income by $14.5 million ($9.0 million after-tax or $.16 per share). Further information regarding our litigation with Exxon is contained in Note 16 to the financial statements. Additionally, we recorded a pre-tax gain of $3.1 million ($1.9 million after-tax or $.04 per share) in the fourth quarter for the settlement of litigation unrelated to Exxon.

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

As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. Changes in currency exchange rates during 1999 had a favorable effect on net income as compared with exchange rates in effect during 1998. This was primarily a result of the weakening of the U.S. dollar against the Japanese yen, partially offset by a strengthening of the U.S. dollar against the pound sterling and other currencies.

As a result of the factors discussed above, income before income taxes increased by $76.5 million or 64% over 1998. After excluding from both years the special charges and the gains from litigation settlements, income before income taxes increased by $57.8 million, or 41%, over 1998. Segment operating profit before tax, which excludes interest expense, increased $61.5 million, or 47%, for fluid technologies for transportation, and increased $4.9 million, or 22%, for fluid technologies for industry, as compared with 1998.

The effective tax rate on 1999 income, before litigation gains and special charges, decreased to 36.5% as compared with 38.0% in 1998. This decrease, which increased 1999 earnings before these items by $.05 per share, was primarily due to improvement in the profitability of certain foreign subsidiaries with loss carryforwards, a reduction in the amount of non-deductible translation losses at certain foreign subsidiaries and a significant increase in pre-tax profit which diluted the effect of non-deductible items.

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

                            THE LUBRIZOL CORPORATION

COST REDUCTION PROGRAMS AND
RELATED SPECIAL CHARGES
We have completed the cost reduction programs initiated in November 1998 to reduce costs and improve our operating structure. The first program, which was completed by the end of 1999, included the reorganization of our commercial structure, changes in work processes using our new globally integrated management information system, the shutdown of some production units and the consolidation of some facilities and offices. We have achieved annual savings of approximately $28 million related to this first program. The second program, which was completed by the end of 2000, involved primarily the downsizing of our Painesville, Ohio, manufacturing facility. We achieved approximately $19 million of savings in 2001 from the second program. (See also Note 15 to the financial statements.)

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

The second program, which began in the third quarter of 1999, resulted in the additional reduction of approximately 5% of our workforce, or 187 employees, and the shutdown of 20 of Painesville's 36 production systems. The Painesville plant continues to operate as a producer of small-volume specialized intermediates and as a blender of certain additive packages.

We recorded a special charge of $20.8 million in the third quarter of 1999 relating to this second program. In the second quarter of 2000, we recorded a pre-tax adjustment of $2.6 million ($1.7 million after-tax or $.03 per share) to reduce the amount of the special charge. The cost of workforce reductions at Painesville was less than originally anticipated because of an increase in the planned number of employees due to the assumption of Alox production, retention of a waste incineration process and higher than expected throughput. We also eliminated a number of positions without severance pay cost through the transfer of employees to other facilities outside of Painesville. In the fourth quarter of 2000, we recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share) to reduce further the amount of the special charge due to lower than anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million) because additional employees transferred to other Lubrizol locations. As adjusted, employee severance costs were $5.5 million of the charge and other exit costs were $10.8 million, including $7.4 million related to asset impairment for component production units taken out of service. We spent approximately $1.8 million, $.9 million and $1.3 million in 2001, 2000 and 1999, respectively, related to this program. Additionally, we have spent approximately $6.8 million of capital to transfer a portion of the Painesville capacity to our Texas facilities.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY
Return on average shareholders' equity was 12% in 2001, 15% in 2000 and 16% in 1999 (12%, 13% and 16%, respectively, excluding litigation gains and special charges and credits).

[GRAPH]

WORKING CAPITAL, LIQUIDITY AND
CAPITAL RESOURCES
Our cash flows for the years 1999 through 2001 are presented in the consolidated statements of cash flows. Cash provided from operating activities decreased by $30.3 million, or 13%, compared with 2000, to a total of $195.8 million in 2001. This decrease primarily was due to lower earnings significantly impacted by the non-recurrence in 2001 of the litigation settlement gain as well as an $8.5 million increase in working capital items in 2001 compared with a $2.0 million increase in working capital items in 2000.

[GRAPH]

Capital expenditures in 2001 were $66.3 million compared with $85.8 million in 2000. The lower level of capital expenditures in 2001 is primarily due to the timing of various envi-

                            THE LUBRIZOL CORPORATION

ronmental and process improvement projects. Prior-year expenditures included capital spent to transfer capacity from our Painesville to our Texas facilities as part of our cost reduction program, which was completed in 2000. Capital expenditures have been below depreciation expense in each of the past three years. In 2002, we estimate expenditures will approximate depreciation expense and be in the range of $85 million to $90 million.

In 2001 we spent $14.7 million on an acquisition to purchase ROSS Chem, Inc., a manufacturer and supplier of antifoam and defoaming agents, with annual sales of $10 million, that expanded our product lines in metalworking and paints, coatings and inks. We spent $35.7 million on two acquisitions in 2000 in which we purchased certain production assets and working capital of Alox Corporation, a supplier of additives for corrosion prevention in metalworking products, and acquired an additional 10% interest in our India joint venture, increasing our ownership interest to 50%. We also made a $5.0 million investment in 2000 in a joint venture with GE Transportation Systems. We made one acquisition in 1999 for $1.9 million.

In 2001, we dissolved our joint venture with GE Transportation Systems and replaced the joint venture with separate cross-licensing agreements. We have entered into a technical services agreement to license our FluiPakTM technology (i.e., fluid management technology for use in monitoring fluids in machines and services) for railroad applications to GE Transportation Systems. This is expected to result in an additional royalty stream beginning in 2003, after design changes are made to the FluiPak unit.

In the first quarter of 2002, we completed one acquisition and signed a definitive agreement for a second acquisition for a total estimated cost of $71 million. In January 2002, we acquired Kabo Unlimited, Inc., which specializes in the development, manufacture and sale of antifoam and defoaming agents to the food, fermentation, mining and wastewater industries. Kabo's product lines expand the defoamer offering and capabilities of our fluid technologies for industry business. In January 2002, we signed a definitive agreement to acquire Chemron Corporation, a supplier of specialty surfactants. This acquisition, upon completion, would extend our business into high-growth surfactants markets, including personal care products and industrial and institutional cleaners, in which we currently do not compete. During 2001, the annual revenues of Kabo and Chemron were approximately $14 million and $55 million, respectively.

Our net debt to capitalization ratio at December 31, 2001, was 23%, compared with 28% at December 31, 2000, due to strong net operating cash flow in 2001 and the completion of only one acquisition during the year. Net debt is the total of short- and long-term debt, reduced by cash and short-term investments in excess of an assumed operating cash level of $40 million and excluding unrealized gains and losses on derivative instruments designated as fair value hedges of fixed rate debt. Capitalization is shareholders' equity plus net debt. Debt as a percent of capitalization, without adjusting for cash and derivative instruments, was 34% in both 2001 and 2000.

[GRAPH]

During the first half of 2001, we repurchased approximately 1.0 million common shares for $30.0 million dollars. During 2000 we repurchased 3.2 million shares for $76.0 million and in 1999 we repurchased approximately 140,000 shares for $4.2 million.

Our financial position remains strong with a ratio of current assets to current liabilities of 2.9:1 at December 31, 2001, compared with 2.6:1 at December 31, 2000. In July 2001, we increased our committed revolving credit facilities to $575 million by adding $525 million of new facilities and canceling $100 million in existing facilities due to expire in June 2003. These credit facilities may be used for working capital requirements, capital expenditures, acquisitions or other corporate purposes and also to support commercial paper borrowings made under our $525 million commercial paper program. There were no borrowings under these credit facilities at December 31, 2001. These facilities allow us to borrow at or below the U.S. prime rate and expire in the amount of $175 million on July 16, 2002, $50 million on June 30, 2003, and $350 million on July 16, 2006.

The following table shows our contractual cash obligations (in millions of dollars) under debt agreements, leases and contracts at December 31, 2001. Additional information on debt and operating leases can be found in Notes 4 and 10 to the financial statements.

                                           Payments Due by Period
                              --------------------------------------------------
                                             Less
Contractual Cash                            Than 1     1-3      4-5     After 5
Obligations                      Total       Year     Years    Years     Years
--------------------------------------------------------------------------------
Debt .......................  $  397.2   $   9.1   $   7.6   $  50.0   $  330.5
Operating Leases ...........      49.3      12.5      15.6       9.2       12.0
Natural Gas
Purchase Contracts .........       5.9       5.9
Service Contracts ..........       2.0       1.0       1.0
                              --------   -------   -------   -------   --------
Total Contractual
Cash Obligations ...........  $  454.4   $  28.5   $  24.2   $  59.2   $  342.5
                              ========   =======   =======   =======   ========

In addition, we have contingent obligations aggregating
$12.4 million under standby letters of credit issued to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions and insurance and benefit programs undertaken in the ordinary course of business. These standby letters of credit expire in 2002.

                            THE LUBRIZOL CORPORATION

We believe that our existing credit facilities, internally generated funds and ability to obtain additional financing, if desired, will be sufficient to meet our future capital and growth needs, including acquisitions to expand into new and existing fluid technology markets. If we were to incur significant additional indebtedness (for example, to make a large acquisition) that caused a change in our current long-term debt ratings, we would expect to be able to continue to meet our liquidity needs but at some increased cost for interest and commitment fees under our credit facilities. We do not believe any such increased costs would have a material impact upon our results of operations or financial condition.


ACCOUNTING POLICIES AND RECENT
ACCOUNTING PRONOUNCEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires us to make assumptions and estimates regarding future events. These assumptions and estimates affect the amounts reported in our financial statements. Accounting policies for which our subjective judgment is particularly important include estimating valuation reserves for slow moving or obsolete inventory, estimating the cost of future environmental remediation obligations in order to establish reserves, and providing reserves for tax exposure in the various taxing jurisdictions in which we conduct business. To the extent actual experience differs from our assumptions and estimates, we may have to increase or decrease these reserves and earnings could be affected.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 142, "Goodwill and Other Intangible Assets" which became effective for us on January 1, 2002. Under SFAS 142, there is no goodwill amortization for business combinations that occur after June 30, 2001 and amortization of goodwill on pre-June 30, 2001 acquisitions ceased effective January 1, 2002. Goodwill amortization, which was $11.4 million in 2001, is replaced with a requirement to test goodwill annually for impairment. Our initial impairment test must be completed by June 30, 2002. We have not determined the impact, if any, that the initial goodwill impairment test will have on our financial position or results of operations. We expect acquisitions to play an important role in our future growth strategy and accordingly expect SFAS 142 to be important to the presentation of our financial condition and results of operations. The annual goodwill impairment test will require us to make a number of assumptions and estimates concerning future levels of earnings and cash flow and any impairment of goodwill will reduce earnings.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations" which will become effective for us on January 1, 2003. This statement requires entities to record a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life. We have not determined the impact, if any, that SFAS 143 will have on our financial position or results of operations.


CAUTIONARY STATEMENT FOR "SAFE HARBOR"
PURPOSES UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995
This Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Shareholders" from W. G. Bares, Chairman, President and Chief Executive Officer of Lubrizol, contain forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by any forward-looking statements.

We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:

- the overall demand for lubricant and fuel additives on a worldwide basis, which has a slow growth rate in mature markets such as North America and Europe;

- the effect on our business resulting from economic and political uncertainty within the Asia-Pacific and Latin American regions;

- the lubricant additive demand in developing regions such as China and India, which geographic areas are an announced focus of our activities;

- the potential negative impact on product pricing and volume demand from the consolidation of finished lubricant marketers;

- the degree of competition resulting from lubricant additive industry over capacity;

- technology developments that affect longer-term trends for lubricant additives, such as improved equipment design, fuel economy, longer oil drain intervals, alternative fuel powered engines and emission system compatibility;

- the overall economic uncertainty and weak business environment within the global economy, which is affecting fluid technologies for industry in particular;

                            THE LUBRIZOL CORPORATION

- the extent to which we are successful in expanding our business in new and existing fluid technology markets incorporating chemicals, systems and services for industry and transportation;

- our ability to identify, complete and integrate acquisitions for profitable growth;

- our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer and original equipment manufacturers' expectations;

- the frequency of change in industry performance standards, which affects the level and timing of our technology costs, the product life cycles and the relative quantity of additives required for new specifications;

- our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness;

- our success in strengthening relationships and growing business with our largest customers, and retaining the business of these customers over extended time periods;

- the cost, availability and quality of raw materials, including petroleum-based products;

-    the cost and availability of energy, including natural gas and electricity;

- the effects of fluctuations in currency exchange rates upon our reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

- the extent to which we achieve market acceptance of our PuriNOx(TM) low-emission, water-blend fuel product;

- significant changes in government regulations affecting environmental compliance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We operate manufacturing and blending facilities, laboratories and offices around the world and utilize fixed and floating rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

In the normal course of business, we use derivative financial instruments including interest rate swaps and foreign currency forward exchange contracts to manage our market risks. Additional information regarding our financial instruments is contained in Notes 4 and 13 to the financial statements. Our objective in managing our exposure to changes in interest rates is to limit the impact of such changes on our earnings and cash flow and to lower our overall borrowing costs. Our objective in managing the exposure to changes in foreign currency exchange rates is to reduce volatility on our earnings and cash flow associated with such changes. Our principal currency exposures are in the major European currencies, the Japanese yen and certain Latin American currencies. We do not hold derivatives for trading purposes.

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

Our primary interest rate exposures relate to our cash and short-term investments, fixed and variable rate debt and interest rate swaps. The calculation of potential loss in fair values is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% change in interest rates would have had a favorable/unfavorable impact on fair values of $20.2 million, cash flows of $1.0 million and income before tax of $1.0 million in 2001, and $22.4 million, $1.2 million and $1.2 million in 2000, respectively.

Our primary currency rate exposures are to foreign denominated debt, intercompany debt, cash and short-term investments and foreign currency forward exchange contracts. The calculation of potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flows and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in currency exchange rates would have had a favorable/unfavorable impact on fair values of $7.4 million, cash flows of $13.3 million and income before tax of $3.7 million in 2001, and $7.8 million, $16.4 million and $5.3 million in 2000, respectively.

                            THE LUBRIZOL CORPORATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                            Three Months Ended
                                                       ------------------------------------------------------------
                                                        March 31        June 30          Sept. 30         Dec. 31
-------------------------------------------------------------------------------------------------------------------
                                                           (In Thousands of Dollars Except Per Share Data)
2001
Net sales ......................................        $453,791         $485,928         $461,109         $438,416
Gross profit ...................................         119,109          135,926          128,222          120,526
Net income .....................................          18,506           32,015           22,797           20,798
Net income per share ...........................            $.36             $.63             $.45             $.41
Net income per share, diluted ..................            $.36             $.62             $.44             $.40
2000
Net sales ......................................        $444,008         $448,979         $432,442         $445,888
Gross profit ...................................         127,326          129,848          121,624          114,332
Net income .....................................          30,105           31,712           23,255           32,937
Net income per share ...........................            $.55             $.59             $.44             $.64
Net income per share, diluted ..................            $.55             $.59             $.44             $.63


In the second quarter of 2000, the company recorded a pre-tax adjustment of $2.6 million ($.03 per share) to reduce the amount of the special charge to reflect a lower cost of workforce reductions than was anticipated.

In the fourth quarter of 2000, the company recorded a pre-tax adjustment of $1.9 million ($.02 per share) to further reduce the amount of the special charge due to lower-than-anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million) because additional employees transferred to other company locations.

In the fourth quarter of 2000, the company recorded a pre-tax gain from litigation settlement of $19.4 million ($.23 per share).


--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT                                    DELOITTE
                                                                & TOUCHE


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE LUBRIZOL CORPORATION

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 4, 2002

                            THE LUBRIZOL CORPORATION

Consolidated Statements of Income                                        Year Ended December 31
                                                             ----------------------------------------------
(In Thousands of Dollars Except Per Share Data)                 2001             2000              1999
-----------------------------------------------------------------------------------------------------------
Net sales ................................                  $ 1,839,244       $ 1,771,317     $ 1,775,867

Royalties and other revenues .............                        5,400             4,463           4,462
                                                            -----------       -----------     -----------

     Total revenues ......................                    1,844,644         1,775,780       1,780,329

Cost of sales ............................                    1,335,461         1,278,187       1,227,271

Selling and administrative expenses ......                      177,431           167,999         181,292

Research, testing and development expenses                      158,473           150,805         145,927
                                                            -----------       -----------     -----------

     Total cost and expenses .............                    1,671,365         1,596,991       1,554,490

Special (charges) credits ................                                          4,484         (19,569)

Gain from litigation settlements .........                                         19,395          17,626

Other income (expense) - net .............                      (15,076)          (14,062)         (6,704)

Interest income ..........................                        6,787             8,611           7,854

Interest expense .........................                      (25,041)          (26,869)        (29,696)
                                                            -----------       -----------     -----------

Income before income taxes ...............                      139,949           170,348         195,350

Provision for income taxes ...............                       45,833            52,339          72,358
                                                            -----------       -----------     -----------

Net income ...............................                  $    94,116       $   118,009     $   122,992
                                                            ===========       ===========     ===========


Net income per share .....................                  $      1.84       $      2.22     $      2.25
                                                            ===========       ===========     ===========


Net income per share, diluted ............                  $      1.83       $      2.22     $      2.25
                                                            ===========       ===========     ===========


Dividends per share ......................                  $      1.04       $      1.04     $      1.04
                                                            ===========       ===========     ===========


The accompanying notes to financial statements are an integral part of these statements.

                            THE LUBRIZOL CORPORATION


CONSOLIDATED BALANCE SHEETS                                                        December 31
                                                                           ----------------------------
(In Thousands of Dollars)                                                    2001              2000
-------------------------------------------------------------------------------------------------------
ASSETS
Cash and short-term investments .......................................   $   189,095    $   145,937

Receivables ...........................................................       279,013        290,556

Inventories ...........................................................       254,610        260,133

Other current assets ..................................................        34,006         31,282
                                                                          -----------    -----------

     Total current assets .............................................       756,724        727,908
                                                                          -----------    -----------

Property and equipment - at cost ......................................     1,648,096      1,641,046

Less accumulated depreciation .........................................     1,003,815        963,804
                                                                          -----------    -----------

     Property and equipment - net .....................................       644,281        677,242
                                                                          -----------    -----------

Goodwill and intangible assets - net ..................................       166,558        170,593

Investments in non-consolidated companies .............................        30,915         34,247

Other assets ..........................................................        63,841         49,500
                                                                          -----------    -----------

         TOTAL ........................................................   $ 1,662,319    $ 1,659,490
                                                                          ===========    ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt .................   $     9,120    $    17,152

Accounts payable ......................................................       129,833        141,574

Accrued expenses and other current liabilities ........................       120,261        123,520
                                                                          -----------    -----------

     Total current liabilities ........................................       259,214        282,246
                                                                          -----------    -----------

Long-term debt ........................................................       388,111        378,783

Postretirement health care obligation .................................        97,878        100,275

Noncurrent liabilities ................................................        55,140         52,821

Deferred income taxes .................................................        56,207         60,614
                                                                          -----------    -----------

     Total liabilities ................................................       856,550        874,739
                                                                          -----------    -----------

Minority interest in consolidated companies ...........................        32,577         32,470

Contingencies and commitments

Preferred stock without par value - unissued

Common shares without par value - outstanding 51,152,107 shares in 2001
   and 51,307,688 shares in 2000 ......................................       109,692         82,128

Retained earnings .....................................................       763,312        750,779


ACCUMULATED OTHER COMPREHENSIVE LOSS ..................................       (99,812)       (80,626)
                                                                          -----------    -----------
     Total shareholders' equity .......................................       773,192        752,281
                                                                          -----------    -----------

         TOTAL ........................................................   $ 1,662,319    $ 1,659,490
                                                                          ===========    ===========


The accompanying notes to financial statements are an integral part of these statements.

                            THE LUBRIZOL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                 Year Ended December 31

(In Thousands of Dollars)                                                          2001         2000        1999
--------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:

Net income ..................................................................   $  94,116    $ 118,009    $ 122,992

Adjustments to reconcile net income to cash provided by operating activities:

     Depreciation and amortization ..........................................      98,832      100,834       99,720

     Deferred income taxes ..................................................      (2,392)       7,799        1,312

     Special charges (credits) ..............................................                   (4,484)      19,569


     Change in current assets and liabilities net of acquisitions:

         Receivables ........................................................       2,217          542      (10,749)

         Inventories ........................................................         866       (6,124)      13,500

         Accounts payable, accrued expenses and
           other current liabilities ........................................      (8,399)       2,981       28,408

         Other current assets ...............................................      (3,171)         582       19,052
                                                                                ---------    ---------    ---------

                                                                                   (8,487)      (2,019)      50,211

     Change in noncurrent liabilities .......................................       4,740        1,250          370

     Other items - net ......................................................       9,029        4,775       (5,153)
                                                                                ---------    ---------    ---------


              TOTAL OPERATING ACTIVITIES ....................................     195,838      226,164      289,021
INVESTING ACTIVITIES:

Capital expenditures ........................................................     (66,316)     (85,757)     (64,872)

Acquisitions and investments in nonconsolidated companies ...................     (14,989)     (41,476)      (1,923)

Other - net .................................................................        (340)       1,997        2,246
                                                                                ---------    ---------    ---------
              Total investing activities ....................................     (81,645)    (125,236)     (64,549)

FINANCING ACTIVITIES:

Short-term borrowing (repayment) ............................................      (4,579)       4,099       (8,404)

Long-term borrowing .........................................................                   18,428        5,000

Long-term repayment .........................................................      (3,120)     (29,015)     (24,447)

Debt issuance costs .........................................................                     (351)

Dividends paid ..............................................................     (53,218)     (55,370)     (56,757)

Common shares purchased .....................................................     (30,039)     (75,957)      (4,178)

Common shares issued upon exercise of stock options .........................      22,294        1,310        1,553
                                                                                ---------    ---------    ---------

              Total financing activities ....................................     (68,662)    (136,856)     (87,233)

Effect of exchange rate changes on cash .....................................      (2,373)      (3,600)      (5,413)
                                                                                ---------    ---------    ---------

Net increase (decrease) in cash and short-term investments ..................      43,158      (39,528)     131,826

Cash and short-term investments at the beginning of year ....................     145,937      185,465       53,639
                                                                                ---------    ---------    ---------

Cash and short-term investments at the end of year ..........................   $ 189,095    $ 145,937    $ 185,465
                                                                                =========    =========    =========


The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               Shareholders' Equity
                                                                   ------------------------------------------------
                                                    Number of                            Accumulated Other
                                                     Shares         Common      Retained   Comprehensive
(Dollars in Thousands)                             Outstanding      Shares      Earnings   Income (Loss)    Total
-------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998....................      54,548,110     $ 84,651     $709,994    $ (25,527)     $769,118
                                                                                                           --------
Comprehensive income:
     Net income 1999..........................                                   122,992                    122,992
     Other comprehensive loss.................                                                (28,423)      (28,423)
                                                                                                           --------
Comprehensive income..........................                                                               94,569
Cash dividends................................                                   (70,938)*                  (70,938)
Common shares - treasury:
     Shares purchased.........................        (139,600)        (220)      (3,958)                    (4,178)
     Shares issued upon exercise of stock
        options...............................          68,782        1,553                                   1,553
                                                    ----------     --------     --------    ---------      --------

BALANCE, DECEMBER 31, 1999....................      54,477,292       85,984      758,090      (53,950)      790,124
                                                                                                           --------
Comprehensive income:
     Net income 2000..........................                                   118,009                    118,009

     Other comprehensive loss.................                                                (26,676)      (26,676)
                                                                                                           --------
Comprehensive income..........................                                                               91,333
Cash dividends................................                                   (54,529)                   (54,529)
Common shares - treasury:
     Shares purchased.........................      (3,232,096)      (5,166)     (70,791)                   (75,957)
     Shares issued upon exercise of stock
        options...............................          62,492        1,310                                   1,310
                                                    ----------     --------     --------    ---------      --------

BALANCE, DECEMBER 31, 2000....................      51,307,688       82,128      750,779      (80,626)      752,281
                                                                                                           --------
Comprehensive income:
     Net income 2001..........................                                    94,116                     94,116
     Other comprehensive loss                                                                 (19,186)      (19,186)
                                                                                                           --------
Comprehensive income..........................                                                               74,930
Cash dividends................................                                   (53,206)                   (53,206)
Deferred stock compensation...................                        5,474                                   5,474
Common shares - treasury:
     Shares purchased.........................        (967,610)      (1,662)     (28,377)                   (30,039)

     Shares issued upon exercise of stock
        options...............................         812,029       23,752                                  23,752
                                                    ----------     --------     --------    ---------      --------
BALANCE, DECEMBER 31, 2001....................      51,152,107     $109,692     $763,312    $ (99,812)     $773,192
                                                    ==========     ========     ========    =========      ========

*Represents five dividends declared, of which four were paid in 1999.

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
(In Thousands of Dollars Unless Otherwise Indicated)

NOTE 1-- NATURE OF OPERATIONS
The Lubrizol Corporation is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation. We create these products, including specialty additive packages and related equipment, for use in transportation and industrial lubricant and other markets. We do this by applying advanced chemical and mechanical technologies in order to enhance the performance, quality and value and reduce the environmental impact of the customer products in which our products are used. The company groups its product lines into two operating segments: fluid technologies for transportation and fluid technologies for industry. Fluid technologies for transportation comprise approximately 83% of the company's consolidated revenues and 96% of segment pre-tax operating profit in 2001. Refer to Note 12 for a further description of the nature of the company's operations, the product lines within fluid technologies for transportation and fluid technologies for industry and related financial disclosures.


NOTE 2 -- ACCOUNTING POLICIES
CONSOLIDATION - The consolidated financial statements include the accounts of The Lubrizol Corporation and its subsidiaries where ownership is 50% or greater and the company has effective management control. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership, unless temporary, exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee. The book value of investments carried at equity was $30.0 million and $32.7 million at December 31, 2001 and 2000, respectively. Investments carried at cost were $.9 million and $1.5 million at December 31, 2001 and December 31, 2000, respectively.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the consolidated financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

CASH EQUIVALENTS - The company invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised of investments having maturities of three months or fewer when purchased.

INVENTORIES - Inventories are stated at the lower of cost or market value. Cost of inventories is determined by either first-in, first-out (FIFO) method or moving average method, except in the United States of America for chemical inventories, which are primarily valued using the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment, which comprise approximately 16% and 18% in 2001 and 2000, respectively, of the depreciable assets. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land and building improvements and range from 3 to 20 years for machinery and equipment.

GOODWILL AND INTANGIBLE ASSETS - Intangibles resulting from business acquisitions including costs in excess of net assets of businesses acquired (goodwill), purchased technology and trademarks are being amortized on a straight-line method over periods ranging from 5 to 25 years. The recoverability of goodwill and intangible assets is evaluated at the business unit level by analysis of operating results and consideration of other significant events or changes in the business environment. If a business unit has operating losses and based upon projections there is a likelihood that such operating losses will continue, the company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. When estimated future discounted cash flows are less than the carrying amount of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying amount of goodwill, represent the excess of the sum of the carrying amount of the net assets (tangible and identifiable intangibles) and goodwill in excess of the discounted cash flows of the business unit being evaluated.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," which prohibits the pooling-of-interests method for business combinations completed after June 30, 2001 and includes criteria for recognition of intangible assets separate from goodwill. The company did not enter into any business combinations in the second half of 2001.

In June 2001, the FASB also issued SFAS 142, "Goodwill and Other Intangible Assets," which became effective for the company on January 1, 2002. Under the provisions of SFAS 142 there is no goodwill amortization for business combinations that occur after June 30, 2001, and amortization of goodwill on pre-June 30, 2001 acquisitions ceased effective January 1, 2002. The Company's goodwill amortization expense in 2001 was $11.4 million. Goodwill amortization is

NOTES CONTINUED

replaced with the requirement to test goodwill annually for impairment. The initial impairment test must be completed within six months of adoption of the new standard. The company has not determined the impact, if any, that the test of goodwill for impairment will have on its consolidated financial position or results of operations.

RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $87.6 million in 2001, $86.4 million in 2000 and $78.3 million in 1999.

ENVIRONMENTAL LIABILITIES - The company accrues for expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. These accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The company's environmental reserves totaled $9.5 million and $7.3 million at December 31, 2001 and 2000, respectively. Of these amounts, $.5 million and $1.0 million was included in other current liabilities at December 31, 2001 and 2000, respectively.

FOREIGN CURRENCY TRANSLATION - The assets and liabilities of certain of the company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of other comprehensive income in shareholders' equity, except for subsidiaries for which the functional currency is the U.S. dollar, where translation adjustments are realized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.

SHARE REPURCHASES - The company utilizes the par value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.

REVENUE RECOGNITION - Revenues are recognized at the time of shipment of products to customers, or at the time of transfer of title if later, with appropriate provision for uncollectible accounts. All amounts billed to a customer in a sales transaction related to shipping and handling are reported as revenues.

PER SHARE AMOUNTS - Net income per share is computed by dividing net income by average common shares outstanding during the period, including contingently issuable shares. Net income per diluted share includes the dilution effect resulting from outstanding stock options and stock awards. Per share amounts are computed as follows:

                                              2001           2000           1999
                                          --------       --------       --------
Numerator:
   Net income .....................       $ 94,116       $118,009       $122,922
                                          ========       ========       ========
Denominator:
   Weighted average
     common shares
     outstanding ..................         51,209         53,116         54,577
   Dilutive effect of stock
     options and awards ...........            285            104            139
                                          --------       --------       --------
Denominator for net income
   per share, diluted .............         51,494         53,220         54,716
                                          ========       ========       ========

Net income per share ..............       $   1.84       $   2.22       $   2.25
                                          ========       ========       ========
Net income per share,
   diluted ........................       $   1.83       $   2.22       $   2.25
                                          ========       ========       ========

Weighted average shares issuable upon the exercise of stock options which were excluded from the diluted earnings per share calculation because they were antidilutive were 1.8 million in 2001, 3.8 million in 2000 and 3.1 million in 1999.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS - Effective January 1, 2001, the company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require the company to recognize all derivatives on the balance sheet at fair value and establish criteria for designation and effectiveness of hedging relationships. Derivatives that are not hedges must be adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in value is immediately recognized in earnings. The company uses derivative financial instruments only to manage well-defined interest rate and foreign currency risks. The company does not use derivatives for trading purposes. The adoption of these statements did not have a material cumulative effect on net income as of January 1, 2001, but did result in a $2.0 million reduction ($1.3 million net of tax) of other comprehensive income (See notes 6 and 13).

ASSET RETIREMENT OBLIGATIONS - In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which will become effective for the company on January 1, 2003. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability will be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the

                                                       THE LUBRIZOL CORPORATION


obligation for its recorded amount or incurs a gain or loss upon settlement. The company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS - In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for the company on January 1, 2002. This statement further refines the rules for accounting for long-lived assets and measuring impairment. The company believes the adoption of this statement will not have a material impact on its consolidated financial position or results of operations.


Note 3 -- Inventories

                                      2001         2000
                                  --------     --------
Finished products.............    $124,503     $124,755
Products in process...........      48,859       56,908
Raw materials.................      64,504       61,706
Supplies and engine test
  parts.......................      16,744       16,764
                                  --------     --------
                                  $254,610     $260,133
                                  ========     ========

Inventories on the LIFO method were 27% and 22% of consolidated inventories at December 31, 2001 and 2000, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2001 and 2000, by $49.7 million and $54.5 million, respectively. During 2000, some inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory quantities carried at lower costs in prior years as compared with costs at December 31, 2000. The effect of this liquidation increased income before income taxes by $1.4 million.


Note 4 -- Short-term and Long-term Debt

                                      2001         2000
                                  --------     --------
Long-term debt consists of:

5.875% notes, due 2008,
   including fair value
   adjustment of $11,851 for
   derivative hedge instruments
   in 2001 .....................  $211,851     $200,000
7.25% debentures, due 2025 .....   100,000      100,000

Debt supported by long-term
  banking arrangements:

   Commercial paper at weighted
     average rates of 2.1%
     and 6.5% ..................    50,000       50,000
   Marine terminal refunding
     revenue bonds, at 1.7% and
     4.9%, due 2018 ............    18,375       18,375
Term loans:
   Yen denominated, at 1.6% to
     2.8%, due 2002 - 2003 .....     8,728       13,253
   Euro denominated, at 3.5%
     to 5.0%, due 2004 - 2010 ..       372          458
                                  --------     --------
                                   389,326      382,086
Less current portion ...........    (1,215)      (3,303)
                                  --------     --------
                                  $388,111     $378,783
                                  ========     ========


                                      2001         2000
                                  --------     --------
Short-term debt consists of:
Commercial paper at weighted
   average rate of 6.5% .........               $ 1,300
Other short-term debt at
   weighted average rates of
   1.1% and 3.6% ................  $ 7,905     $ 12,549
Current portion of long-term
   debt .........................    1,215        3,303
                                   -------     --------
                                   $ 9,120     $ 17,152
                                   =======     ========


In May 2000, the company borrowed $18,375,000 through the issuance of marine terminal refunding revenue bonds, the proceeds of which were used to repay previously issued marine terminal refunding revenue bonds. The bonds have a stated maturity of July 1, 2018, and bear interest at a variable rate which is determined weekly by the remarketing agent (the interest rate at December 31, 2001, was 1.65%). The bonds may be put to the company by the bondholders at each weekly interest reset date; however, the company expects that these bonds would then be remarketed.

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

The company has committed revolving credit facilities of $575 million. $175 million of these facilities expire on July 16, 2002; $50 million on June 30, 2003; and $350 million on July 17, 2006. These facilities, which were unused at December 31, 2001, permit the company to borrow at or below the U.S. prime rate. These facilities also permit the company to refinance beyond one year $400 million of debt, which by its terms is due within one year. As permitted by these and previously existing credit facilities, the company classified as long-term at each balance sheet date the portion of commercial paper borrowings expected to remain outstanding

NOTES CONTINUED

throughout the following year and the amount due under the marine terminal refunding revenue bonds, whose bondholders have the right to put the bonds back to the company.

Amounts due on long-term debt are $1.2 million in 2002, $7.6 million in 2003, $50.0 million in 2006 and $330.5 million thereafter.

The company has interest rate swap agreements, which expire in March 2005, that exchange variable rate interest obligations on a notional principal amount of $50 million for a fixed rate of 7.6%. The company also has interest rate swap agreements, which expire in December 2008, which effectively convert the interest on $100 million of outstanding 5.875% notes due 2008 to a variable rate of three-month LIBOR less 159.125 basis points (see Note 13).

Interest paid, net of amounts capitalized, amounted to $23.3 million, $26.9 million and $28.8 million during 2001, 2000 and 1999, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 2001, 2000 and 1999 amounted to $.2 million, $.2 million and $.1 million, respectively.


Note 5 -- Other Balance Sheet Information

Receivables:                                          2001                  2000
                                                  --------              --------
Customers ..........................              $242,408              $261,881
Affiliates .........................                 6,664                 6,408
Other ..............................                29,941                22,267
                                                  --------              --------
                                                  $279,013              $290,556
                                                  ========              ========

Receivables are net of allowance for doubtful accounts of $5.3 million in 2001 and $5.7 million in 2000.


Property and Equipment - at cost:                       2001                2000
                                                  ----------          ----------
Land and improvements ..................          $  105,795          $  106,009
Buildings and improvements .............             303,924             311,683
Machinery and equipment ................           1,190,710           1,174,254
Construction in progress ...............              47,667              49,100
                                                  ----------          ----------
                                                  $1,648,096          $1,641,046
                                                  ==========          ==========

Depreciation and amortization of property and equipment was $84.7 million in 2001, $88.0 million in 2000 and $88.3 million in 1999.


Goodwill and Intangible Assets - net:                     2001              2000
                                                      --------          --------
Goodwill ...................................          $187,978          $177,686
Intangible assets ..........................            41,669            41,878
                                                      --------          --------
                                                       229,647           219,564
Less accumulated amortization ..............            63,089            48,971
                                                      --------          --------
                                                      $166,558          $170,593
                                                      ========          ========

Dividends payable was $13.3 million at the end of both 2001 and 2000 and is included in accounts payable.


Accrued Expenses and Other
Current Liabilities:                                       2001             2000
                                                       --------         --------
Employee compensation ........................         $ 41,728         $ 39,888
Income taxes .................................           28,885           34,403
Taxes other than income ......................           19,502           18,109
Special charges and acquisition
   assimilation costs ........................              150            1,886
Other ........................................           29,996           29,234
                                                       --------         --------
                                                       $120,261         $123,520
                                                       ========         ========

Noncurrent Liabilities: ......................             2001             2000
                                                       --------         --------
Employee benefits ............................         $ 36,807         $ 39,250
Other ........................................           18,333           13,571
                                                       --------         --------
                                                       $ 55,140         $ 52,821
                                                       ========         ========


NOTE 6 -- SHAREHOLDERS' EQUITY
The company has 147 million authorized shares consisting of 2 million shares of serial preferred stock, 25 million shares of serial preference shares and 120 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 35,043,787 and 34,888,206 at December 31, 2001 and 2000, respectively.

The company has a shareholder rights plan under which one right to buy one-half common share has been distributed for each common share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the common shares by a person or affiliated persons who acquire stock without complying with the requirements of the company's articles of incorporation. The rights would entitle shareholders, other than this person or affiliated persons, to purchase common shares of the company or of certain acquiring persons at 50% of then current market value. At the option of the directors, the rights may be exchanged for common shares, and may be redeemed in cash, securities or other consideration. The rights will expire in 2007 unless redeemed earlier.

                                                        THE LUBRIZOL CORPORATION


Accumulated other comprehensive income (loss) shown in the consolidated statements of shareholders' equity at December 31, 2001, 2000 and 1999 is comprised of the following:

                                                                  Foreign                                         Accumulated
                                                                 Currency        Unrealized      Pension Plan         Other
                                                                Translation   Losses Interest       Minimum       Comprehensive
                                                                 Adjustment      Rate Swaps        Liability           Loss
                                                                  -------------------------------------------------------------
December 31, 1998 ........................................        $(25,527)                                          $(25,527)
Other Comprehensive Income:
   Pre-tax ...............................................         (27,923)                         $   (838)         (28,761)
   Tax benefit ...........................................              45                               293              338
                                                                  --------                          --------         --------
   Total .................................................         (27,878)                             (545)         (28,423)
                                                                  --------                          --------         --------
December 31, 1999 ........................................         (53,405)                             (545)         (53,950)
                                                                  --------                          --------         --------
Other Comprehensive Income:
   Pre-tax ...............................................         (26,543)                             (738)         (27,281)
   Tax benefit ...........................................             300                               305              605
                                                                  --------                          --------         --------
   Total .................................................         (26,243)                             (433)         (26,676)
                                                                  --------                          --------         --------
December 31, 2000 ........................................         (79,648)                             (978)         (80,626)
                                                                  --------                          --------         --------
Other Comprehensive Income:
 Pre-tax cumulative effect of accounting
   change - SFAS 133......................................                           (2,021)                           (2,021)
 Pre-tax .................................................         (17,022)          (1,715)            (538)         (19,275)
 Tax benefit .............................................             528            1,308              274            2,110
                                                                  --------         --------         --------         --------
   Total .................................................         (16,494)          (2,428)            (264)         (19,186)
                                                                  --------         --------         --------         --------
December 31, 2001 ........................................        $(96,142)        $ (2,428)        $ (1,242)        $(99,812)
                                                                  ========         ========         ========         ========

-------------------------------------------------------------------------------

NOTE 7 -- OTHER INCOME (EXPENSE) - NET

                                      2001             2000             1999
                                  --------         --------         --------
Equity earnings of noncon-
   solidated companies ...        $  2,196         $  1,483         $  5,735
Amortization of goodwill
   and intangible
    assets................         (14,118)         (12,847)         (11,430)
Currency exchange/
   transaction loss ......          (3,041)          (1,528)          (3,108)
Other - net ..............            (113)          (1,170)           2,099
                                  --------         --------         --------
                                  $(15,076)        $(14,062)        $ (6,704)
                                  ========         ========         ========


NOTE 8 -- INCOME TAXES
The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. In estimating future tax consequences, the company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

Income before income taxes consists of the following:

                         2001            2000            1999
                     --------        --------        --------
United States ...    $ 79,576        $ 94,016        $113,904
Foreign .........      60,373          76,332          81,446
                     --------        --------        --------
Total ...........    $139,949        $170,348        $195,350
                     ========        ========        ========

The provision for income taxes consists of the following:

                         2001             2000            1999
                     --------         --------        --------
Current:
United States...     $ 25,891         $ 14,679        $ 46,983
Foreign ........       22,334           29,861          24,063
                     --------         --------        --------
                       48,225           44,540          71,046
                     --------         --------        --------
Deferred:
United States...       (4,992)           6,613          (3,467)
Foreign ........        2,600            1,186           4,779
                     --------         --------        --------
                       (2,392)           7,799           1,312
                     --------         --------        --------
Total ..........     $ 45,833         $ 52,339        $ 72,358
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

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

                                         2001             2000             1999
                                     --------         --------         --------
Tax at statutory rate of
   35%.......................        $ 48,982         $ 59,622         $ 68,373
State and local taxes .......           1,230            1,081            2,815
Foreign sales corporation
   earnings .................          (4,223)          (4,767)          (1,923)
Technology donation .........                           (6,027)
Foreign deferred tax
   valuation allowance ......             124             (974)          (3,904)
Other foreign tax
   differences...............           1,034            3,388            3,954
Equity income ...............          (3,857)            (267)            (875)
Other - net .................           2,543              283            3,918
                                     --------         --------         --------
Provision for income taxes ..        $ 45,833         $ 52,339         $ 72,358
                                     ========         ========         ========

NOTES CONTINUED


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

                                                 2001              2000
                                            ---------         ---------
Deferred tax assets:
   Accrued compensation
     and benefits ..................        $  46,595         $  46,489
   Intercompany profit in
     inventory......................            9,267            11,163
   Net operating losses
     carried forward ...............            6,151             7,687
   Other ...........................            9,436             7,613
                                            ---------         ---------
Total gross deferred tax assets ....           71,449            72,952
Less valuation allowance ...........           (4,303)           (4,179)
                                            ---------         ---------
Net deferred tax assets ............           67,146            68,773
                                            ---------         ---------
Deferred tax liabilities:
   Depreciation and other
     basis differences .............           91,580            95,049
   Undistributed foreign
     equity income .................            4,501             6,662
   Inventory basis differences .....              177             2,227
   Other ...........................            7,545             5,954
                                            ---------         ---------
Total gross deferred tax
     liabilities....................          103,803           109,892
                                            ---------         ---------
Net deferred tax liabilities .......        $  36,657         $  41,119
                                            =========         =========


At December 31, 2001, certain foreign subsidiaries had net operating loss carryforwards of $20.1 million for income tax purposes, of which $1.2 million expire in years 2001 through 2011 and $18.9 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance has been recognized to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized. The net change in the total valuation allowance for the years ended December 31, 2001, 2000 and 1999, was an increase of $0.1 million, a decrease of $1.0 million and a decrease of $3.9 million, respectively.

U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $409.6 million at December 31, 2001. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 2001, 2000 and 1999 were $49.7 million, $36.4 million and $59.1 million, respectively.


NOTE 9-- PENSION, PROFIT SHARING AND OTHER POSTRETIREMENT BENEFIT PLANS
The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding standards and elsewhere to fund amounts in accordance with local regulations. Several of the company's defined benefit plans are not funded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

The company also provides certain non-pension postretirement benefits, primarily health care and life insurance benefits, for retired employees. Most of the company's full-time employees in the U.S. become eligible for health care benefits after attaining specified years of service and age 55 at retirement. Full-time employees who retire before January 1, 2003 are also eligible for life insurance benefits. Participants contribute a portion of the cost of these benefits. The company's non-pension postretirement benefit plans are not funded.

Net periodic pension cost of the company's defined benefit pension plans consists of:

                                      2001             2000             1999
                                  --------         --------         --------
Service cost - benefits
   earned during period ..        $ 11,673         $ 10,379         $ 11,843
Interest cost on projected
   benefit obligation ....          20,425           17,972           17,589
Expected return on
   plan assets ...........         (26,860)         (25,809)         (25,873)
Amortization of prior
   service costs .........           3,127            2,124            1,771
Amortization of initial
   net asset .............          (1,218)          (1,106)          (1,264)
Recognized net actuarial
   (gain) loss ...........          (1,045)          (2,370)             507
Settlement (gain) loss ...             142           (5,474)
                                  --------         --------         --------
Net periodic pension
   cost...................        $  6,244         $  1,190         $   (901)
                                  ========         ========         ========

The company also has defined contribution plans, principally involving profit sharing plans and a 401(k) savings plan, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $9.6 million in 2001, $7.9 million in 2000 and $9.0 million in 1999.

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

                                                        THE LUBRIZOL CORPORATION


Net non-pension postretirement benefit cost consists of:

                                                                             2001             2000             1999
                                                                          -------          -------          -------
Service cost - benefits earned during period.........................     $ 1,569          $ 1,326          $ 1,468
Interest cost on accumulated benefit obligation......................       6,387            5,387            4,728
Amortization of prior service costs..................................      (4,501)          (3,173)          (3,218)
Recognized net actuarial loss........................................         944                7               23
Curtailment gain.....................................................      (1,358)
Settlement loss......................................................         853
                                                                          -------          -------          -------
Net non-pension postretirement benefits cost.........................     $ 3,894          $ 3,547          $ 3,001
                                                                          =======          =======          =======


The change in benefit obligation and plan assets for 2001 and 2000 and the amounts recognized in the consolidated balance sheets at December 31 of the company's defined benefit pension and non-pension postretirement plans are as follows:

                                                              Pension Plans                    Other Benefits
                                                       -------------------------         --------------------------
                                                           2001             2000              2001             2000
                                                       --------         --------         ---------        ---------
Change in benefit obligation:
Benefit obligation at beginning of year..............  $294,835         $264,877         $  74,659          $71,500
   Service cost......................................    11,673           10,379             1,569            1,326
   Interest cost.....................................    20,425           17,972             6,387            5,387
   Plan participants' contributions..................       202              114
   Actuarial loss....................................    15,269              961            42,846              426
   Currency exchange rate change.....................    (5,147)          (9,165)             (114)             (96)
   Amendments........................................     2,592           21,368           (26,312)             504
   Acquisitions......................................                      2,110               719
   Curtailments......................................                                       (1,600)
   Special termination benefits......................                      3,226
   Benefits paid.....................................   (27,890)         (17,007)           (6,408)          (4,388)
                                                       --------         --------         ---------        ---------
Benefit obligation at end of year....................   311,959          294,835            91,746           74,659
                                                       --------         --------         ---------        ---------
Change in plan assets:
   Fair value of plan assets at beginning of year....   319,635          324,534
     Actual return on plan assets....................   (21,145)          13,427
     Acquisition.....................................                      3,130
     Employer contributions..........................     4,400            4,255             6,408            4,388
     Plan participants' contributions................       202              114
     Currency exchange rate change...................    (1,488)          (8,818)
     Benefits paid...................................   (27,890)         (17,007)           (6,408)          (4,388)
                                                       --------         --------         ---------        ---------
   Fair value of plan assets at end of year..........   273,714          319,635
                                                       --------         --------         ---------        ---------
Plan assets greater (less) than the benefit
   obligation........................................   (38,245)          24,800           (91,746)         (74,659)
   Unrecognized net loss (gain)......................    24,138           37,419)           35,755           (5,083)
   Unrecognized net transition obligation (asset)....    (1,488)          (1,839)
   Unrecognized prior service cost...................    26,847           26,509           (45,556)         (23,725)
                                                       --------         --------         ---------        ---------
Net amount recognized................................  $ 11,252         $ 12,051         $(101,547)       $(103,467)
                                                       ========         ========         =========        =========


Amount recognized in the statement of financial
   position consists of:
   Prepaid benefit cost..............................  $ 27,934         $ 25,031
   Accrued benefit liability.........................   (20,361)         (16,365)        $(101,547)       $(103,467)
   Accumulated other comprehensive income............     2,114            1,576
   Intangible asset..................................     1,565            1,809
                                                       --------         --------         ---------        ---------
Net amount recognized................................  $ 11,252         $ 12,051         $(101,547)       $(103,467)
                                                       ========         ========         =========        =========

NOTES CONTINUED



                                                                Pension Plans               Other Benefits
                                                              -------------------         -------------------
                                                              2001           2000         2001           2000
                                                              ----           ----         ----           ----
The weighted average assumptions as of December 31:
   Discount rate for determining funded status.............   6.67%          7.00%        7.31%          7.69%
   Expected return on plan assets..........................   8.45%          8.55%
   Rate of compensation increase...........................   3.82%          3.93%

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $304.2 million and $265.6 million, respectively, as of December 31, 2001, and $30.0 million and $9.4 million, respectively, as of December 31, 2000. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $23.7 million and $7.1 million, respectively, as of December 31, 2001, and $23.2 million and $7.9 million, respectively, as of December 31, 2000.

The weighted average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company's postretirement benefit plans at December 31, 2001, was 8.82%, (5.99% at December 31, 2000), with subsequent annual decrements to an ultimate trend rate of 4.95% by 2009. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2001:

                                                   One-Percentage-Point
                                                 -------------------------
                                                 Increase         Decrease
                                                 --------         --------
Effect on postretirement
   benefit obligation.......................      $13,228         $(11,105)

Effect on total service and interest
   cost components..........................      $ 1,681         $ (1,281)


-------------------------------------------------------------------------------

NOTE 10 -- LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various computer and office equipment. Rental expense was $14.0 million in 2001, $16.2 million in 2000 and $18.5 million in 1999. Future minimum rental commitments under operating leases having initial or remaining noncancelable lease terms exceeding one year are $12.5 million in 2002, $9.1 million in 2003, $6.5 million in 2004, $5.9 million in 2005, $3.3 million in 2006 and $12.0 million thereafter. Minimum rental commitments are net of estimated credits for railroad usage of $2.3 million in 2002, $1.8 million in 2003, $1.5 million in 2004, $1.3 million in 2005, $.7 million in 2006 and $.5 million thereafter.


NOTE 11 -- ACQUISITIONS
In 2001, the company spent $14.7 million on an acquisition to purchase ROSS Chem, Inc., a manufacturer and supplier of antifoam and defoaming agents, with annual revenues of $10.0 million, that expanded the company's product lines in metalworking and paints, coatings and inks. Also in 2001, the company dissolved the joint venture with GE Transportation Systems and replaced the joint venture with separate cross-licensing agreements.

In 2000, the company acquired certain assets of a metalworking additive company with 1999 revenues of approximately $20 million; acquired an additional 10% interest in its India joint venture, bringing the ownership interest up to 50%; and invested in a joint venture with GE Transportation Systems relating to products and services for diesel engine fluids. The company's aggregate investment in these acquisitions was approximately $41 million.


NOTE 12 -- BUSINESS SEGMENTS AND GEOGRAPHIC REPORTING
The company aggregates its product lines into two principal operating segments: fluid technologies for transportation and fluid technologies for industry. Fluid technologies for transportation is comprised of additives for lubricating engine oils, such as for gasoline, diesel, marine and stationary gas engines and additive components; additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants; and additives for fuel products and refinery and oil field chemicals. In addition, the company sells additive components and viscosity improvers within its lubricant and fuel additives product lines. The company's fluid technologies for transportation product lines are generally produced in shared manufacturing facilities and sold largely to a common customer base. Fluid technologies for industry includes industrial additives, such as additives for hydraulic fluids, metalworking fluids and compressor lubricants; performance chemicals, such as additives for coatings and inks and process chemicals; and performance systems, comprised principally of fluid metering devices and particulate emission trap devices.

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

The following table presents a summary of the company's reportable segments for the years ended December 31:

                                                                 2001                2000                1999
                                                          -----------         -----------         -----------
Fluid technologies for
   transportation:
   Revenues from
     external customers ...........................       $ 1,531,542         $ 1,462,601         $ 1,479,331
   Equity earnings (loss) .........................             4,091               3,064               5,288
   Goodwill and intangibles
     amortization .................................             5,595               5,290               5,100
   Segment contribution
     income .......................................           288,385             277,879             345,276
   Operating profit
     before tax ...................................           152,474             141,609             193,094
   Segment total assets ...........................         1,084,084           1,132,782           1,116,680
   Capital expenditures ...........................            60,304              78,887              58,123
   Depreciation ...................................            78,208              81,769              82,129
Fluid technologies for industry:
   Revenues from external
     customers ....................................       $   313,102         $   313,179         $   300,998
   Equity earnings (loss) .........................            (1,895)             (1,581)                447
   Goodwill and intangibles
     amortization .................................             8,523               7,557               6,330
   Segment contribution
     income .......................................            23,605              39,695              45,827
   Operating profit
     before tax ...................................             5,729              23,118              26,041
   Segment total assets ...........................           237,259             249,782             247,779
   Capital expenditures ...........................             6,012               6,870               6,749
   Depreciation ...................................             6,506               6,218               6,161
Reconciliation to consolidated
   income before tax:
   Segment operating profit
     before tax ...................................       $   158,203         $   164,727         $   219,135
   Gain from litigation
     settlements ..................................                                19,395              17,626
   Special (charges) credits ......................                                 4,484             (19,569)
   Interest expense - net .........................           (18,254)            (18,258)            (21,842)
                                                          -----------         -----------         -----------
   Consolidated income
     before tax ...................................       $   139,949         $   170,348         $   195,350
                                                          ===========         ===========         ===========

Revenues from external customers
   by product group:
   Engine oil additives ...........................       $ 1,019,465         $   944,538         $   942,618
   Driveline oil additives ........................           407,514             401,267             414,929
   Fuel additives and
     refinery oil additives .......................            74,730              90,262             105,406
   Additive components ............................            29,833              26,534              16,378
                                                          -----------         -----------         -----------
     Fluid technologies for
       transportation .............................         1,531,542           1,462,601           1,479,331
                                                          -----------         -----------         -----------
   Industrial additives ...........................           171,566             173,262             158,147
   Performance chemicals ..........................           117,850             112,142             108,692
   Performance systems ............................            23,686              27,775              34,159
                                                          -----------         -----------         -----------
     Fluid technologies
       for industry ...............................           313,102             313,179             300,998
                                                          -----------         -----------         -----------
Total revenues from
   external customers .............................       $ 1,844,644         $ 1,775,780         $ 1,780,329
                                                          ===========         ===========         ===========

In order to conform amounts to current-year classifications, prior-year amounts have been restated to reflect reclassifications of products between fluid technologies for transportation and fluid technologies for industry operating segments. Segment results reflect the exclusion for internal management reporting purposes, effective January 1, 2000, of excess production capacity from product costs (this change has no effect on segment operating profit before tax).

Revenues are attributable to countries based on the location of the customer. The United States is the only country where sales to external customers comprise in excess of 10% of the company's consolidated revenues. Revenues from external customers by geographic area are as follows:

                                                    2001              2000              1999
                                              ----------        ----------        ----------
United States .........................       $  740,786        $  692,720        $  684,037
Other North American...................           82,962            66,478            60,994
Europe, Middle East ...................          551,691           533,049           583,475
Asia-Pacific ..........................          337,185           347,658           324,349
Latin America .........................          132,020           135,875           127,474
                                              ----------        ----------        ----------
Total revenues from
   external customers..................       $1,844,644        $1,775,780        $1,780,329
                                              ==========        ==========        ==========

The company's sales and receivables are concentrated in the oil and chemical industries. The company's lubricant and fuel additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. The ten largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 53% of consolidated sales in 2001, 48% of consolidated sales in 2000 and 46% of consolidated sales in 1999. In 2001, there was no single customer that accounted for more than 10% of revenues. The company's largest single customer, including its affiliated entities, predominantly within fluid technologies for transportation segment, accounted for revenues of $185.3 million in 2000 and $214.4 million in 1999.

The table below presents a reconciliation of segment total assets to consolidated total assets for the years ended December 31:

                                                     2001              2000              1999
                                               ----------        ----------        ----------
Total segment assets ...................       $1,321,343        $1,382,564        $1,364,459
Corporate assets .......................          340,976           276,926           317,895
                                               ----------        ----------        ----------
Total consolidated assets...............       $1,662,319        $1,659,490        $1,682,354
                                               ==========        ==========        ==========

Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments, investments accounted for on the cost basis and other current and noncurrent assets.

NOTES CONTINUED



The company's principal long-lived assets are located in the following countries at December 31:

                                                      2001         2000
                                                  --------     --------
United States...........................          $532,827     $535,909
France..................................            66,638       77,806
England.................................           106,008      114,174
All other...............................           105,366      119,946
                                                  --------     --------
Total long-lived assets.................          $810,839     $847,835
                                                  ========     ========

Net income of non-U.S. subsidiaries was $35 million in 2001, $45 million in 2000 and $53 million in 1999; and dividends received from these subsidiaries were $55 million, $31 million and $22 million, respectively.


NOTE 13 -- FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short- and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company's debt instruments at December 31, 2001 approximates $391.6 million compared with the carrying value of $397.2 million. The company uses derivative financial instruments only to manage well-defined foreign currency and interest rate risks. The company does not use derivative financial instruments for trading purposes.

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended. SFAS 133 requires the company to recognize all derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Derivatives that are not hedges must be adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in value is immediately recognized in earnings. The adoption of SFAS 133 did not have a material cumulative effect on net income as of January 1, 2001, but did result in a $2 million reduction ($1.3 million net of tax) of other comprehensive income.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. These contracts generally relate to transactions with maturities of less than one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $17.9 million in 2001, $24.3 million in 2000 and $18.9 million in 1999. At December 31, 2001, the company had short-term forward contracts to sell currencies at various dates during 2002 for $4.9 million. These forward contracts are not designated as hedges. Any changes in the fair value of these contracts are recorded in other income. The fair value of these instruments at December 31, 2001 and the related adjustment recorded in other income was an unrealized loss of $.2 million.

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

At December 31, 2001, the company had interest rate swap agreements to convert existing fixed-rate debt to variable rates. The fair value of these swaps was an unrealized gain of $11.9 million. These swaps are designated as fair value hedges of underlying fixed rate debt obligations and are recorded as an increase in noncurrent assets and long-term debt. These interest rate swaps qualify for the short-cut method for assessing hedge effectiveness per SFAS 133. Changes in fair value of the interest rate swaps are offset by the change in fair value of the underlying debt. As a result, there was no impact to earnings in 2001 due to hedge ineffectiveness.

At December 31, 2001, the company had interest rate swap agreements to convert existing variable rate debt to fixed rates. The fair value of these swaps was an unrealized loss of $4.8 million. These swaps are designated as cash flow hedges of underlying variable rate debt obligations and are recorded as a noncurrent liability. The adjustment to record the net change in fair value during 2001 of $3.7 million ($2.4 million net of tax) unrealized loss was recorded in other comprehensive income. This includes the transition adjustment of $2.0 million ($1.3 million net of tax) as of January 1, 2001. Ineffectiveness was determined to be immaterial in 2001. The company does not expect any significant portion of these existing losses to be reclassified into earnings within the next 12 months.

                                                        THE LUBRIZOL CORPORATION

NOTE 14 -- STOCK COMPENSATION PLANS
The 1991 Stock Incentive Plan provides for the granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Options are intended either to qualify as "incentive stock options" under the Internal Revenue Code or to be "non-statutory stock options" not intended to so qualify. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to ten years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically once per year for options granted prior to March 28, 2000 under the 1991 Plan; and may be granted at the discretion of the administering committee under the 1985 Employee Stock Option Plan and for options granted on or after March 28, 2000 under the 1991 Plan. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until their expiration dates. The option price for stock options under the 1985 Plan is the fair market value of the shares on the date of grant. The option price for stock options under the 1991 Plan is not less than the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,500 common shares in 2001 and 2000 and 2,000 common shares in 1999, with terms generally comparable to employee stock options. In 2001, the 1991 Plan provided for the grant to each outside director of a one-time additional option to purchase 2,500 common shares as an incentive relating to Lubrizol's five-year strategic initiatives.

Under the 1991 Stock Incentive Plan, the company has granted performance share stock awards to certain executive officers. Common shares equal to the number of performance share stock awards granted will be issued if the market price of the company's common stock reaches $45 per common share for ten consecutive trading days, or on March 24, 2003, whichever occurs first. Under certain conditions such as retirement, a grantee of performance share stock awards may be issued a pro-rata number of common shares. The market value of the company's common shares at date of grant of the performance share stock awards was $30.40 per share (for 750 awards) in 2001, $28.06 per share (for 3,000 awards) and $25.38 (for 1,500 awards) in 2000. No awards were granted in 1999. The company recognizes compensation expense related to performance share stock awards ratably over the estimated period of vesting. Compensation costs recognized for performance share stock awards were approximately $50,000 in 2001, $.1 million in 2000 and $.8 million in 1999.

Under the deferred stock compensation plan for outside directors, each nonemployee director receives 500 share units on each October 1 and is credited with additional share units for quarterly dividends paid on the company's shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director's account. The company has allocated to nonemployee directors 6,028, 6,210 and 5,932 share units under this plan in 2001, 2000 and 1999, respectively. Director fee expense recognized for share units was approximately $.2 million in 2001, $.1 million in 2000 and $.2 million in 1999. At December 31, 2001, 37,229 share units for nonemployee directors were outstanding.

Under the deferred compensation plan for executive officers, participants may elect to defer any amount of their variable pay. Deferred amounts are converted into share units based on the current market price of the company's shares, which are then multiplied by 1.25. Additional share units are credited for quarterly dividends paid on the company's shares. At the end of the deferral period, which is at least three years, the company issues shares equal to the number of share units in the participant's account. The company has allocated to executive officers 16,628, 26,787 and 862 share units under this plan in 2001, 2000 and 1999, respectively. Compensation costs recognized for share units were approximately $.5 million in 2001, $.7 million in 2000 and $20,000 in 1999. At December 31, 2001, 54,925 share units for executive officers were outstanding.

Accounting principles generally accepted in the United States of America encourage the fair-value based method of accounting for stock compensation plans under which the value of stock-based compensation is estimated at the date of grant using valuation formulas, but permit the use of intrinsic-value accounting. The company accounts for its stock compensation plans using the intrinsic-value accounting method (measured as the difference between the exercise price and the market value of the stock at date of grant). If the fair value method to measure compensation cost for the company's stock compensation plans had been used, excluding the performance share stock awards, the company's net income would have been reduced by $6.0 million in 2001, $3.5 million in 2000 and $2.5 million in 1999 with a corresponding reduction in net income per share of $.12 in 2001, $.07 in 2000 and $.05 in 1999.

NOTES CONTINUED



Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:

                                               2001       2000       1999
                                               ----       ----       ----
1985 Plan:
   Risk-free interest rate.............                               6.5%
   Dividend yield......................                               3.4%
   Volatility..........................                                23%
   Expected life (years)...............                                .5

1991 Plan:
   Risk-free interest rate.............         5.1%       6.0%       6.4%
   Dividend yield......................         2.9%       4.0%       3.4%
   Volatility..........................          25%        27%        24%
   Expected life (years)...............         9.7        9.8        9.9

The fair value per share of the performance share stock awards granted in 2001 was $28.69, using the following assumptions: risk-free interest rate of 3.15%; dividend yield of 2.9%; volatility of 25%; and an expected life of two years. The fair value per share of the performance share stock awards granted in 2000 was $24.90 (for 3,000 awards) and $22.52 (for 1,500 awards), using the following assumptions: risk-free interest rate of 6.49%; dividend yield of 4.0%; volatility of 27%; and an expected life of three years. There was no activity for 1999. Dividends do not accumulate on performance share stock awards.

Information regarding these option plans, excluding the performance share stock awards, follows:

                                                                    Weighted-
                                                                     Average
                                                       Shares     Exercise Price
                                                     ---------    --------------
Outstanding, January 1, 2001...................      4,624,135        $30.68
Granted........................................      1,461,945         30.39
Exercised......................................       (911,696)        28.05
Forfeited......................................       (347,118)        35.64
                                                     ---------
Outstanding, December 31, 2001.................      4,827,266        $30.74
                                                     =========        ======

Options exercisable,
   December 31, 2001...........................      2,850,184        $31.73
                                                     =========        ======
Weighted-average fair value of
   options granted during the year.............                       $ 8.69
                                                                      ======



                                                                    Weighted-
                                                                     Average
                                                       Shares     Exercise Price
                                                     ---------    --------------
Outstanding, January 1, 2000..................       3,968,742        $31.06
Granted.......................................         816,136         28.02
Exercised.....................................         (77,898)        20.41
Forfeited.....................................         (82,845)        32.08
                                                     ---------
Outstanding, December 31, 2000................       4,624,135        $30.68
                                                     =========        ======

Options exercisable,
   December 31, 2000..........................       3,415,820        $31.87
                                                     =========        ======
Weighted-average fair value of
   options granted during the year............                        $ 7.49
                                                                      ======

Outstanding, January 1, 1999..................       3,483,316        $32.64
Granted.......................................         730,516         22.99
Exercised.....................................         (79,675)        20.31
Forfeited.....................................        (165,415)        33.98
Outstanding, December 31, 1999................       3,968,742        $31.06
                                                     =========        ======

Options exercisable,
   December 31, 1999..........................       2,993,380        $32.51
                                                     =========        ======
Weighted-average fair value of
   options granted during the year............                        $ 5.87
                                                                      ======

Information regarding the performance share stock awards follows:

                                                       Shares
                                                       ------
Outstanding, January 1, 2001..................         65,500
Granted.......................................            750
                                                       ------
Outstanding, December 31, 2001................         66,250
                                                       ======
Outstanding, January 1, 2000..................         67,000
Granted.......................................          4,500
Forfeited.....................................         (3,043)
Common Shares Issued..........................         (2,957)
                                                       ------
Outstanding, December 31, 2000................         65,500
                                                       ======

Outstanding, January 1, 1999..................         67,166
Forfeited.....................................           (166)
                                                       ------
Outstanding, December 31, 1999................         67,000
                                                       ======


-------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding, excluding the performance share stock awards, at December 31, 2001:

                                      Options Outstanding                                 Options Exercisable
                       -------------------------------------------------          ---------------------------------
                          Number      Weighted-Average       Weighted-               Number             Weighted-
Range of               Outstanding        Remaining           Average              Exercisable           Average
Exercise Prices        at 12/31/01    Contractual Life    Exercise Price           at 12/31/01       Exercise Price
                       -----------    ----------------    --------------          ------------       --------------
$19 - $25..........       379,104            7.1 Years         21.35                   257,597             21.35
 25 -  31..........     2,963,906            7.6               29.49                 1,114,331             28.95
 31 -  38..........     1,477,832            3.5               35.62                 1,471,832             35.62
 38 -  45..........         6,424            5.9               38.46                     6,424             38.46
                        ---------                                                    ---------
                        4,827,266            6.3              $30.74                 2,850,184            $31.73
                        =========            ===              ======                 =========            ======

                                                        THE LUBRIZOL CORPORATION


NOTE 15 -- SPECIAL CHARGES
In January 1998, the company initiated a series of steps to reduce costs and improve its worldwide operating structure and executed these steps in two programs over a period of approximately two years. The first program, which began in the fourth quarter of 1998, resulted in the reduction of approximately 7% of the company's workforce, or 300 employees worldwide. Approximately 55% of this reduction occurred prior to December 31, 1998, a further 35% occurred in the first quarter of 1999 and the remainder was substantially completed by the third quarter of 1999. Of the 300 employees, approximately 40% were in the manufacturing area and 60% were in the selling, administrative, research and testing areas. In addition, the company permanently removed seven component production units from service during this first program.

As adjusted, the first program included workforce reduction cost estimated at $20.0 million and other exit costs estimated at $2.1 million, including $2.0 million related to asset impairments for production units taken out of service. Cash expenditures of approximately $.4 million were made in 2000 and $14.7 million in 1999 related to the cost reduction program.

The second program began in the third quarter of 1999 and involved primarily the downsizing of the company's Painesville, Ohio, manufacturing plant. This resulted in the additional reduction of approximately 5% of the company's workforce, or 187 employees, and the shutdown of 20 of Painesville's 36 production systems. Approximately 23% of the workforce reduction and shutdown of 12 of the production systems occurred during 1999. The remainder of the workforce reduction and production system shutdowns was completed in 2000.

As adjusted, the second program included workforce reduction cost estimated at $5.5 million and other exit costs estimated at $10.8 million, including $7.4 million related to asset impairments for production units to be taken out of service. Cash expenditures of approximately $1.8 million, $.9 million and $1.3 million were made in 2001, 2000 and 1999, respectively, related to the second cost reduction program. Additionally, $3.2 million and $1.5 million of special termination benefits were recognized as part of the U.S. pension benefit obligation in 2000 and 1999, respectively (see Note 9). Approximately $.2 million remains as an accrued liability at December 31, 2001, for equipment dismantling.

In the first quarter of 1999, the company recognized an expense of $3.1 million, related to the first program to reflect an adjustment for separation benefits, principally in Japan. After-tax, this charge reduced net income by $2.9 million or $.05 per share. In the third quarter of 1999, the company recognized special charges of $20.8 million related to the second program. After-tax, this special charge reduced net income by $12.9 million, or $.24 per share. In the fourth quarter of 1999, the company recorded an adjustment of $4.3 million to reduce the special charge related to the first program principally to reflect a gain related to the settlement of pension obligations for workforce reductions (see
Note 9). After-tax, this adjustment increased net income by $2.5 million or $.05 per share.

In the second quarter of 2000, the company recorded an adjustment of $2.6 million to reduce the amount of the special charge related to the second program, principally because the cost of workforce reductions at the company's Painesville facility was less than originally anticipated. After-tax this adjustment increased net income by $1.7 million or $.03 per share. In the fourth quarter of 2000, the company recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share), to further reduce the amount of the special charge due to lower-than-anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million).


NOTE 16 -- LITIGATION
The company previously filed claims against Exxon Corporation and/or its affiliates relating to various commercial matters, including alleged infringements by Exxon of certain of the company's patents.

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

The company is party to lawsuits, threatened lawsuits and other claims arising out of the normal course of business. Management is of the opinion that any liabilities that may result are adequately covered by insurance, or to the extent not covered by insurance, are adequately accrued for at December 31, 2001, or would not be significant in relation to the company's financial position at December 31, 2001, or its results of operations for the year then ended.

                                                      THE LUBRIZOL CORPORATION

HISTORICAL SUMMARY
(In Millions, Except Shareholders, Employees and Per Share Data)

                                                            2001              2000             1999              1998

----------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:

Revenues.......................................         $1,844.6          $1,775.8         $1,780.3          $1,650.2

Total cost and expenses........................          1,671.4           1,597.0          1,554.5           1,496.3

Other income (charges).........................            (15.1)             (8.4)           (30.5)            (35.0)

Net income.....................................             94.1             118.0            123.0              71.2

   - Before unusual items and
accounting changes.............................             94.1             103.1            125.3              86.5

Net income per share...........................             1.84              2.22             2.25              1.27

   - Before unusual items and
accounting changes.............................             1.84              1.94             2.30              1.55


FINANCIAL RATIOS:

Gross profit percentage........................             27.4              27.8             30.9              29.2

Percent of revenues:

   Selling and administrative expenses.........              9.6               9.5             10.2              10.9

   Research and testing expenses...............              8.6               8.5              8.2               9.1

Return on average shareholders' equity (%).....             12.3              15.3             15.8               9.0

   - Before unusual items and
accounting changes (%).........................             12.3              13.4             16.1              10.9

Debt to capitalization (%).....................             33.9              34.5             33.8              35.8

Current ratio..................................              2.9               2.6              2.5               2.5


OTHER INFORMATION:

Dividends declared per share...................            $1.04             $1.04            $1.04             $1.04

Average common shares outstanding..............             51.2              53.1             54.6              55.9

Capital expenditures...........................            $66.3             $85.8            $64.9             $93.4

Depreciation expense...........................             84.7              88.0             88.3              79.7


At Year End:

   Total assets................................         $1,662.3          $1,659.5         $1,682.4          $1,643.2

   Total debt..................................            397.2             395.9            403.0             429.3

   Total shareholders' equity..................            773.2             752.3            790.1             769.1

   Shareholders' equity per share..............            15.10             14.66            14.50             14.10

   Common share price..........................            35.09             25.75            30.88             25.69

   Number of shareholders......................            4,335             4,681            5,126             5,609

   Number of employees.........................            4,530             4,390            4,074             4,324



Unusual items include special charges and credits for restructuring and for write-off of purchased technology, gains on investments, litigation settlement gains and accounting changes.

In 2000 the company began reporting shipping fees and shipping costs gross in net sales and cost of sales, respectively. The company had previously netted shipping fees against shipping costs in cost of sales. This change has no effect on the dollar amount of the company's gross profit or net income. Revenues, total cost and expenses, and gross profit percentage for 1996-1999 have been reclassified to conform with current period classification.

                                                        THE LUBRIZOL CORPORATION




             1997             1996             1995              1994             1993              1992              1991
---------------------------------------------------------------------------------------------------------------------------
         $1,706.9         $1,629.2          $1,663.6         $1,599.0          $1,525.5         $1,552.2          $1,476.3

          1,474.6          1,434.6           1,478.0          1,397.0           1,362.2          1,390.5           1,308.7

             (1.1)            56.1              40.0             49.4             (43.6)            15.4              10.5

            154.9            169.8             151.6            175.6              45.6            124.6             123.7


            154.9            135.2             126.6            148.8             113.5            124.6             123.7

             2.68             2.80              2.37             2.67               .67             1.81              1.79


             2.68             2.23              1.98             2.26              1.67             1.81              1.79




             32.1             31.4              31.5             32.7              32.0             31.7              32.4



             10.0              9.7               9.8             10.0              10.4             11.7              11.7

              8.6              9.9              10.8             10.3              11.2             10.0               9.8

             19.0             20.4              18.0             22.5               5.9             15.4              16.2


             19.0             16.2              15.1             19.0              14.6             15.4              16.2

             21.3             19.5              22.5             16.8               8.7              5.6               7.9

              2.5              2.6               2.4              2.5               2.5              2.9               2.7




            $1.01             $.97              $.93             $.89              $.85             $.81              $.77

             57.8             60.7              63.8             65.7              67.7             69.0              69.3

           $100.7            $94.3            $189.3           $160.5            $127.9            $95.8             $82.4

             82.7             78.7              71.8             63.9              59.6             58.4              54.6




         $1,462.3         $1,402.1          $1,492.0         $1,394.4          $1,182.6         $1,127.1          $1,171.7

            220.3            198.5             247.1            167.9              69.6             48.4              67.8

            815.4            819.4             849.0            832.0             732.2            819.4             794.5

            14.31            14.00             13.48            12.83             11.00            11.97             11.51

            36.88            31.00             27.75            33.88             34.13            27.25             28.25

            5,661            5,764             6,304            6,494             6,616            6,822             6,767

            4,291            4,358             4,601            4,520             4,613            4,609             5,299
