Form 10-K, Exhibit 13
period 2002-12-31
LUBRIZOL CORP
filed 2003-03-26
CIK 60751

THE LUBRIZOL CORPORATION

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Lubrizol Corporation is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation. We create these products, including specialty additive packages and related equipment, for use in transportation and industrial lubricant and other markets. We do this by applying advanced chemical and mechanical technologies to enhance the performance, quality and value and reduce the environmental impact of the customer products in which our products are used.

We are a geographically diverse company operating manufacturing and blending facilities, laboratories and offices around the world, through the efforts of approximately 5,200 employees. We group our product lines into three reportable segments: fluid technologies for transportation, fluid technologies for industry and all other, which is comprised of the advanced fluid systems and emulsified products operating segments. Fluid technologies for transportation comprised approximately 79% of our consolidated revenues and 84% of our segment contribution income in 2002. Note 13 to the financial statements contains a further description of the nature of our operations, the product lines within each of the operating segments, segment contribution income and related finan-cial disclosures for the reportable segments.

A variety of industry market forces and conditions continues to influence the transportation lubricant additives business. We believe the global growth rate for this business is approximately 1% per year. Additional characteristics of this market are frequent product specification changes, consolidation of the customer base, improved engine design and longer drain intervals. We are the market leader in this extremely competitive marketplace.

We intend to remain the market leader by continuing to invest in our transportation lubricant additive business. In addition, we are expanding beyond our traditional business by using our strengths, including our technology and broad geographic infrastructure, to develop and invest in new fluid technology applications in the transportation markets and higher growth industrial markets. Key factors to our growth continue to be internal investment in research and development and prudent acquisitions.

In 2002, we completed strategic building block acquisitions in our fluid technologies for industry operating segment for an aggregate investment of $86.7 million in cash. The largest acquisition was Chemron Corporation, a supplier of specialty surfactants. Other acquisitions included Kabo Unlimited, Inc. and Intermountain Specialties, Inc., also known as Brose Chemical Company, both of which expanded our defoamer business, and Dock Resins Corporation, which expanded our product offering in our paints, coatings and inks business.

2002 RESULTS OF OPERATIONS
COMPARED WITH 2001
We achieved record consolidated revenues in 2002, primarily due to higher shipment volume resulting from the consolidation of Lubrizol India Private Limited and the favorable impact of acquisitions. Higher gross profit margins were realized in 2002 compared with 2001, driven by lower average raw material cost combined with lower unit manufacturing cost (manufacturing costs per metric ton sold) and ongoing volume growth. The increased margin, elimination of goodwill amortization and a lower effective tax rate, partially offset by higher STAR (selling, testing, administrative and research) expenses, resulted in increased net income in 2002 compared with 2001.

Beginning January 1, 2002, we consolidated 100% of the revenues, costs, expenses, assets and liabilities of our joint venture, Lubrizol India Private Limited, with an offset for our partner's minority interest. Before 2002, we recorded our ownership in the joint venture as equity earnings, which was included in other income on the income statement. The change from equity to consolidation accounting resulted from an amendment to the joint venture agreement with our partner, Indian Oil Corporation Limited, which gave us operating control of Lubrizol India. We continue to own 50 percent of the voting shares. This change had no effect on our net income, but it did affect the line item comparisons for the income statement, the balance sheet and the statement of cash flows.

[GRAPH]

In 2002, we achieved record consolidated revenues of $1.98 billion, which represented an increase of $139.2 million, or 8%, compared with 2001. The increase was due to 12% higher shipment volume, partially offset by a 4% decline in average selling price. The consolidation of Lubrizol India contributed 3% to the higher volume, acquisitions in our fluid technologies for industry segment added 5.5% to volume, and increases in ongoing shipment levels provided the remaining 3.5% of the total shipment volume increase. Excluding acquisi-tions and the consolidation of Lubrizol India, revenues increased $33.8 million, or 2%, in 2002 compared with 2001.

Changes in our shipment volume vary by geographic area. The following table shows our 2002 shipment volume by geographic zone as well as the corresponding changes compared with 2001.

                                                 Excluding
                                                Acquisitions
                                       Total     & LZ India
                           2002      Increase    Increase
                          Volume    (Decrease)   (Decrease)
------------------------------------------------------------
North America               45%         20%           7%
Europe, Middle East         29%          6%           6%
Asia-Pacific                20%          9%          (6%)
Latin America                6%         (3%)         (3%)
                           ----
Total                      100%         12%         3.5%


The increases in North America and Europe were due to acquisitions and the strengthening of our business with major fluid technologies for transportation customer accounts for engine oils and specialty driveline additives, along with the strengthening of our fluid technologies for industry markets, including coatings and inks and metalworking. Excluding these acquisitions, North American shipment volume increased 7% in 2002. Asia-Pacific volume, excluding the consolidation of Lubrizol India, decreased 6% in 2002. The decline in ongoing Asian volume was primarily the result of business lost in Japan in mid-2001 and the weak business environment and competitive intensity in Asia. Latin America, our smallest zone, experienced volume declines as the result of economic conditions, timing of orders and some business losses after the first quarter of 2001 due to price increases.

Our average selling price decreased 4% in 2002 compared with 2001, due to the combination of lower prices and product mix changes. Beginning in 2002, we began combining the impact of price and product mix, as frequent product changes in our fluid technologies for transportation segment have made it difficult to distinguish between the two components. Currency had a negligible effect on average selling price for the year. Approximately half of the decline in average selling price is the result of the Chemron acquisition made in April 2002, due to its lower priced product mix.

Royalties and other revenues decreased $1.8 million, or 34%, in 2002 compared with the prior year. The decrease was primarily due to the consolidation of Lubrizol India, effective January 1, 2002, as royalties from India are now eliminated when reporting consolidated results.

Our cost of sales increased $80.8 million, or 6% (decreased $4.3 million, or less than 1%, excluding acquisitions and the consolidation of Lubrizol India), in 2002 compared with 2001.

The increase was due to higher shipment levels and higher manufacturing costs, partially offset by a decline in average raw material cost. Average raw material cost decreased 6% in 2002 compared with 2001, due to both lower raw material prices and product mix changes.

Although average raw material cost decreased in 2002 compared with 2001 on an annual basis, raw material prices started to increase in the second half of 2002. Sequentially in 2002, average raw material cost increased 1% in the third quarter compared with the second quarter, and 4% in the fourth quarter compared with the third quarter, due to the combination of higher raw material prices and higher cost product mix. There were five price increases in base oil, our highest-volume raw material, between the end of April 2002 and the middle of October 2002, along with increases in other raw material prices. We expect raw material prices to continue to trend upward in early 2003, under pressure from the current geopolitical issues concerning Iraq and Venezuela and the effect of the unusually cold winter in the United States, which have caused crude oil and natural gas prices to increase well above normal levels. The amount and timing of the impact of these factors on raw material prices continue to be difficult to forecast. Approximately half of our global sales are costed either on a first-in-first-out (FIFO) basis or average cost basis, which produces a lag before increasing raw material price changes are reflected in our average raw material cost in the income statement. To recover the rapidly rising raw material prices that are affecting our business, we announced in the fourth quarter of 2002 an additive price increase in our fluid technologies for transportation segment to take effect between December 1, 2002, and the end of the first quarter of 2003.

Manufacturing costs, which are included in cost of sales, increased 9% (2% excluding acquisitions and the consolidation of Lubrizol India), in 2002 compared with 2001. The increase in manufacturing costs was due to higher volume and higher compensation costs, partially offset by lower utility expenses. Even though total manufacturing costs were up, unit manufacturing cost was down 3% in 2002 compared with the prior year, primarily due to higher throughput and productivity improvements.

Gross profit (net sales less cost of sales) increased $60.3 million, or 12% ($37.4 million, or 7%, excluding acquisitions and the consolidation of Lubrizol India),

[GRAPH]
in 2002 compared with 2001. The increase was primarily the result of higher volume and lower raw material costs, partially offset by higher manufacturing costs and lower selling prices. Our gross profit percentage (gross profit divided by net sales) increased to 28.5% in 2002 compared with 27.4% in 2001, due to the reasons explained previously. Excluding the impact of the consolidation of Lubrizol India and acquisitions, our gross profit percentage was 28.9% in 2002.

Selling and administrative expenses increased $19.5 million, or 11% ($15.0 million, or 8%, excluding acquisitions and the consolidation of Lubrizol
India), in 2002 compared with 2001. The $15.0 million increase was primarily due to higher compensation costs, consisting of variable pay, salaries and employee benefit costs for existing businesses, and incremental staffing and other costs associated with our strategy to expand into new markets. In addition, we recorded a $2.0 million charge for a contract claim related to an employee offsite personal injury.

[GRAPH]

Our research, testing and development expenses (technology expenses) increased $9.8 million, or 6% ($8.9 million, or 6%, excluding acquisitions and the consolidation of Lubrizol India), in 2002 compared with 2001. Product standards change periodically to meet new emissions, efficiency, durability and other performance factors as engine and transmission designs are improved by original equipment manufacturers (OEMs). These changes influence the timing and amount of technology expense. Technology expenses were higher in 2002, primarily as a result of four engine oil programs. The first program pertains to the upcoming U.S. passenger car motor oil technical standard, GF-4, which is slated for commercial introduction at the end of 2004. The second program pertains to the European program for reduced emission targets for both diesel and passenger car applications (Euro IV). Commercial introduction was originally anticipated for 2005, when Euro IV becomes mandatory. However, plans to offer road tax incentives in Europe have pushed commercial introduction forward to mid-2003. This resulted in increased technology and commercial product development expense in the fourth quarter of 2002 that had not been anticipated. The third program pertains to the recent introduction of new European passenger car standards, which significantly increase performance requirements. The change in the base-line performance required by OEMs for their specifications has resulted in the redevelopment of several products and commercial introduction is planned in 2003. The fourth program pertains to the current U.S. diesel engine oil specification, PC-9, which was formally introduced in the third quarter of 2002. During 2002, approximately 78% of our technology cost was incurred in company-owned facilities and 22% was incurred at third-party testing facilities.

The change in other income (expense) favorably affected pre-tax income by $9.7 million in 2002 compared with 2001. Beginning in 2002, this line item no longer includes amortization of goodwill, due to a change in accounting standards, or equity income from Lubrizol India. Goodwill amortization expense was approximately $11.0 million in 2001. Equity income for Lubrizol India was $2.9 million in 2001. The remaining variance was primarily due to lower currency exchange translation losses.

Interest income was even in 2002 compared with 2001. Interest expense decreased $1.6 million in 2002 compared with 2001, partially due to lower interest rates. In addition, we terminated our interest rate swap agreements, which had converted the fixed interest rate on $100 million of 5.875% debentures to a variable rate. In terminating the swaps, we received cash of $18.1 million and recorded a $17.3 million unrealized gain, which is being amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. Amortization of the unrealized gain reduced interest expense in 2002 by $1.1 million. In 2003, amortization of the unrealized gain will reduce interest expense by $2.7 million.

We conduct a significant amount of our business outside the United States (U.S.) and are subject to business risks inherent in non-U.S. activities, including currency exchange rate fluctuations. While changes in the dollar value of foreign currencies will affect earnings from time to time, the longer-term economic effect of these changes should not be significant given our net asset exposure, currency mix and use of U.S. dollar-based pricing in some countries. As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. During 2002, the U.S. dollar weakened against most currencies, especially the euro and the yen, and we believe the change in currency exchange rates had a slightly favorable effect on net income as compared with the impact during 2001.

As a result of the above factors, net income before income taxes and before the cumulative effect of an accounting change increased 29% to $180.4 million in 2002 compared with $139.9 million in 2001.

We had an effective tax rate of 30.0% in 2002, compared with 32.7% for 2001, which increased 2002 earnings by $.09 per share. The lower effective tax rate in 2002 was primarily due to the U.S. tax benefit resulting from a charitable contribution of technology made in 2002 that did not occur in 2001, along with the elimination of goodwill amortization pursuant to the new accounting standard. We expect that our effective tax rate for 2003 will be approximately 35%.

As a result of the factors described above, net income before the cumulative effect of an accounting change increased $32.2 million, or 34%, in 2002 compared with 2001. Net income per share before the cumulative effect of an accounting change was $2.45 in 2002 compared with $1.84 in 2001.

In the second quarter of 2002, we completed the impairment analysis required for Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002. Goodwill was tested for impairment by comparing the fair value of each operating segment to its carrying value as of January 1, 2002. There was no impairment either in the fluid technologies for transportation or the fluid technologies for industry operating segments. However, for the advanced fluid systems operating segment, which is included in the all other reporting segment, we recorded a transitional impairment charge of $7.8 million retroactive to January 1, 2002, thus eliminating all the goodwill for the all other reporting segment. There was no tax benefit associated with this charge.

After adjusting income for the cumulative effect of an accounting change, net income in 2002 increased $24.4 million, or 26%, compared with the prior year. Net income per share was $2.30 in 2002 compared with $1.84 for 2001.

2001 RESULTS OF OPERATIONS
COMPARED WITH 2000
In 2001, our results reflected the competitive conditions in our industry and the economic uncertainty and weak business environment within the global economy. Although we had record shipment volume, 2001 earnings were lower than the prior year due primarily to our inability to recover higher average raw material cost. Higher operating expenses (manufacturing, selling and administrative, research, development and testing expenses), a higher effective tax rate and a prior year gain from a litigation settlement and special charge adjustments that did not recur in 2001 also contributed to the lower earnings.

In 2001, our consolidated revenues were $1.84 billion, which represented an increase of $68.9 million, or 4% (2% excluding acquisitions), compared with 2000. The revenue increase was due to a 4% increase in shipment volume, one-half of which was due to acquisitions including the consolidation of our China subsidiaries in the fourth quarter of 2000. Average selling price for 2001 remained flat with the prior year. This was the result of a 3% increase in product selling prices due to the price increases initiated during 2000 and offsetting unfavorable currency effects and product mix changes. The $1.0 million increase in royalties and other revenues was primarily due to increased royalties for synthetic refrigeration lubricants.

Changes in our shipment volume vary in different geographic areas. The following table shows our 2001 shipment volume by geographic zone as well as the corresponding changes compared with 2000:

                                                   Total
                                       2001      Increase
                                      Volume    (Decrease)
----------------------------------------------------------
North America                            42%         7%
Europe, Middle East                      33%         5%
Asia-Pacific                             18%         0%
Latin America                             7%        (3%)
                                        ----
Total                                   100%         4%


The increases in North America and Europe were primarily due to the strengthening of our engine oil business with major fluid technologies for transportation customer accounts. Asia-Pacific volume, excluding the consolidation of our China subsidiaries in the fourth quarter of 2000, declined 9% for the year. In Latin America, shipment volume was down due to order patterns and the economic slowdown in the region.

Cost of sales for 2001 increased 4% (2% from acquisitions) from 2000 due to increased shipment levels and higher raw material costs. Average raw material cost in 2001 increased 2% over the prior year because of the higher cost of crude oil and natural gas and the use of higher-cost raw materials to meet the U.S. engine oil specification, GF-3, which was introduced in 2000. Manufacturing costs, which are included in cost of sales, increased by 1% in 2001 compared with 2000, but decreased by 2% after excluding acquisitions. Unit manufacturing cost was down 3% compared with 2000.

Gross profit (net sales less cost of sales) increased by $10.7 million, or 2% ($3.1 million, or less than 1%, excluding acquisitions), in 2001 compared with 2000 primarily for the reasons expressed above. The gross profit percentage (gross profit divided by net sales) decreased to 27.4% for 2001 as compared with 27.8% for 2000 due to the reasons previously explained.

Selling and administrative expenses increased $9.4 million, or 6% ($6.7 million, or 4%, excluding acquisitions), in 2001 compared with 2000. The non-acquisition increase was primarily due to higher salary and employee benefit costs for existing businesses and incremental staffing and other costs associat-ed with our strategy to expand into new markets, partially offset by lower legal expenses and favorable currency effects.

Research, testing and development expenses (technology expenses) increased $7.7 million, or 5% ($6.9 million, or 5%, excluding acquisitions), in 2001 compared with 2000. The increases during 2001 were due to high levels of testing, pri-marily for GF-3, the U.S. passenger car motor oil technical standard that was introduced in 2000, along with increased development spending for growth programs and product development costs for the next diesel engine oil specification, PC-9. During 2001, approximately 76% of our technology cost was incurred in company-owned facilities and 24% was incurred at third-party testing facilities.

Unusual items for the year 2000 consisted of $19.4 million for a favorable litigation settlement gain and $4.5 million for favorable adjustments to previously taken special charges related to the restructuring of the Painesville, Ohio, manufacturing facility. (See the "COST REDUCTION PROGRAM
AND RELATED SPECIAL CHARGES" section.) On October 12, 2000, we reached a settlement of pending patent litigation with Imperial Oil Limited (Imperial), a Canadian affiliate of Exxon Mobil Corporation. Under the settlement agreement, Imperial paid us $25.0 million in October 2000. After deducting related expenses, the settlement increased pre-tax income in 2000 by $19.4 million. There were no unusual items in 2001.

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

During 2001, the U.S. dollar strengthened against most other currencies, especially the euro and the yen, and we believe the change in currency exchange rates had an unfavorable effect on net income as compared with exchange rates in effect during 2000.

As a result of the factors previously discussed and after excluding from 2000 the litigation settlement gain and adjustments to special charges, 2001 income before taxes decreased by $6.5 million, or 4%, compared with 2000. Including the unusual items, income before income taxes decreased by $30.4 million, or 18%, as compared with 2000.

The effective tax rate on 2001 income was 32.7%, compared with 29.6% on 2000 income, excluding the litigation settlement gain and adjustments to special charges in 2000. The increase in the effective tax rate, which decreased 2001 earnings before these items by $.08 per share, was primarily due to the U.S. tax benefit of a charitable contribution made in 2000, which did not recur in 2001. The overall effective tax rate for 2000, including the special charge adjustments and the litigation gain, was 30.7%.

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

SEGMENT ANALYSIS
A description of the company's operating segments along with the products, services, and markets for each of the operating segments is included in Note 13 to the financial statements. Prior year amounts have been restated to reflect reclassifications of products among the reportable segments.

OPERATING RESULTS BY SEGMENT
(in Millions of Dollars)
                               2002       2001        2000
-------------------------------------------------------------
Revenues:

  Fluid technologies
     for transportation      $1,576.0    $1,520.8    $1,451.2

  Fluid technologies
     for industry               382.5       300.2       296.9

  All other                      25.4        23.7        27.7
                             --------    --------    --------
     Total                   $1,983.9    $1,844.7    $1,775.8
                             ========    ========    ========

Gross profit:

  Fluid technologies
     for transportation      $  467.9    $  427.8     $ 414.6

  Fluid technologies
     for industry               126.4       105.5       110.7

  All other                       6.0         2.0         7.2
                             --------    --------    --------
     Total                   $  600.3    $  535.3    $  532.5
                             ========    ========    ========

Segment contribution
income (loss):

  Fluid technologies
     for transportation      $  312.1    $  283.4     $ 272.0

  Fluid technologies
     for industry                70.2        46.5        56.3

  All other                     (10.2)      (18.2)      (10.9)
                             --------    --------    --------
     Total                   $  372.1    $  311.7    $  317.4
                             ========    ========    ========


FLUID TECHNOLOGIES FOR TRANSPORTATION SEGMENT
In 2002, segment revenues increased $55.2 million, or 4%, compared with 2001, with 6% higher shipment volume. Excluding the impact of the consolidation of Lubrizol India, revenues increased $6.5 million, or less than 1%, due to a 2.5% increase in ongoing shipment volume, partially offset by a 2% decrease in average selling price. The combination of lower prices and product mix effects reduced average selling price by 2.5%, but was partially offset by slightly favorable currency effects, due to the weakening of the dollar against the euro and the yen.

The following table shows the corresponding changes in shipment volume by geographic zone in 2002 compared with 2001:

                       2002 vs. 2001       2002 vs. 2001
                            Total         Excluding LZ India
                     Increase/(Decrease)  Increase/(Decrease)
-------------------------------------------------------------
North America                 7%                 7%
Europe, Middle East           5%                 5%
Asia-Pacific                  8%                (7%)
Latin America                (4%)               (4%)
Total                         6%               2.5%

The volume increases in North America and Europe were primarily due to the strengthening of our engine oils business and, to a lesser extent, our specialty driveline additives business. In North America this increase was with major international accounts, while in Europe it was across our customer base. Including the consolidation of Lubrizol India, Asia-Pacific volume increased 8%. Excluding Lubrizol India, Asia-Pacific volume would have declined 7%, primarily as a result of lost engine oil business in Japan in mid-2001 and the weak business environment and competitive intensity in Asia. Latin America, our smallest zone, experienced volume declines as the result of economic conditions, timing of orders and some business losses after the first quarter of 2001 due to price increases.

In 2003, we anticipate that our shipment volume in this segment will be affected by the loss of a portion of our business with a major international customer as a result of an oil industry merger. However, we believe this company will continue to be among our top 10 customers during 2003.

Segment gross profit increased $40.1 million, or 9%, in 2002 compared with 2001. Excluding the impact of the consolidation of Lubrizol India, gross profit increased by $26.6 million, or 6%. The increase was due to higher shipment volume and lower average material cost, partially offset by increased manu-facturing expenses and lower average selling price. In calculating gross profit at the operating segment level, we exclude our estimate of the cost of excess capacity from product costs (See Note 13 to the financial statements). The gross profit percentage for this segment was 29.7% in 2002 compared with 28.2% in 2001.

Segment contribution income (revenues less expenses directly identifiable to the product lines aggregated within each segment) increased $28.7 million, or 10%, in 2002 compared with 2001. The increase was primarily due to higher gross profit, partially offset by higher direct technology and marketing expenses.

In 2001, segment revenues increased $69.6 million, or 5%, compared with 2000, primarily due to increased total shipment volume of 4%. Excluding the consolidation of our China subsidiaries in the fourth quarter 2000, segment revenues increased $54.8 million, or 4%, due to a 3% increase in shipment volume due to market share gains. The combination of price/mix resulted in a 3% increase that was offset by a 2% decline in currency, primarily due to the strengthening of the U.S. dollar against the euro and the yen.

The following table shows the corresponding changes in shipment volume by geographic zone in 2001 compared with 2000:

                       2001 vs. 2000       2001 vs. 2000
                            Total         Excluding LZ China
                     Increase/(Decrease)  Increase/(Decrease)
-------------------------------------------------------------
North America                 7%                7%
Europe, Middle East           5%                5%
Asia-Pacific                  0%               (6%)
Latin America                (5%)              (5%)
Total                         4%                3%

The 2001 volume increases over 2000 were primarily due to business gains in our engine oil additives product group in North America and strong shipments to many of our multinational engine oil customers in Europe. Including the favorable impact of the consolidation of our China subsidiaries during the fourth quarter of 2000, Asia-Pacific volume was even with the prior year. Excluding China, Asia-Pacific volume would have declined 6% for the year, primarily due to the economic weakness in the region and some lost engine oil additive business in Japan. In Latin America, shipment volume was down due to order patterns and the economic slowdown in the region.

Segment gross profit in 2001 increased $13.2 million, or 3%, over 2000 due to higher shipment volume, partially offset by higher average material cost and higher manufacturing expenses. Excluding the impact of acquisitions, gross profit increased $10.3 million or 3%. The gross profit percentage for this seg-ment was 28.2% in 2001 compared with 28.6% in 2000.

Segment contribution income increased $11.4 million, or 4%, in 2001 compared with 2000, due to higher gross profit and equity earnings, partially offset by higher selling expenses.

FLUID TECHNOLOGIES FOR INDUSTRY SEGMENT
In 2002, segment revenues increased $82.2 million, or 27%, compared with 2001, primarily due to a 58% increase in total shipment volume. The Chemron and Kabo acquisitions contributed $51.5 million toward the $56.7 million total increase in revenues due to acquisitions. Segment revenues, excluding acquisitions, increased $25.5 million, or 8%, primarily due to 9% ongoing volume growth as a result of strengthening markets compared with a year ago, partially offset by a slight decrease in average selling price.

The following table shows the corresponding changes in shipment volume by geographic zone in 2002 compared with 2001:

                       2002 vs. 2001       2002 vs. 2001
                            Total          Non-Acquisition
                     Increase/(Decrease)  Increase/(Decrease)
-------------------------------------------------------------
North America               101%                9%
Europe, Middle East           6%                6%
Asia-Pacific                 31%               24%
Latin America                 4%                4%
Total                        58%                9%

Including acquisitions, shipment volume in North America increased 101%, primarily due to Chemron and Kabo. Excluding acquisitions, ongoing shipment volume increased 9% in North America. The ongoing growth in North America and all of the increase in Europe were due to strengthening markets, particularly in coatings and inks and metalworking, as well as the introduction of new products and some business gains in both these areas. The increase in the Asia-Pacific zone was primarily due to new business gains across all of our businesses, as this zone is a targeted area for growth in this segment.

Segment gross profit increased $20.9 million, or 20%, in 2002 compared with 2001. Excluding acquisitions, gross profit increased $11.5 million, or 11%. The increases were primarily due to higher shipment volume and lower average material cost. The gross profit percentage for this segment was 33.2% in 2002, compared with 35.4% in 2001. The decrease in the gross profit percentage was primarily due to the impact of the Chemron acquisition, due to its lower-priced product mix.

Segment contribution income increased $23.7 million, or 51%, in 2002 compared with 2001. The increase was due to higher gross profit and the accounting change for goodwill amortization. The elimination of goodwill amortization, effective January 1, 2002, benefited this segment by approximately $6.1 million in 2002.

In 2001, segment revenues increased $3.3 million, or 1%, compared with 2000. Excluding the 2001 acquisition for ROSS Chem Inc., revenues decreased by $15.4 million, or 5%, due to 4% lower shipment volume and lower average selling price, slightly offset by an increase in royalties for synthetic refrigeration lubricants. Average selling price declined approximately 1% in 2001 compared with 2000, due to unfavorable currency that was partially offset by a slight increase in the combination of selling price and product mix.

The following table shows the corresponding changes in shipment volume by geographic zone in 2001 compared with 2000:

                       2001 vs. 2000       2001 vs. 2000
                            Total          Non-Acquisition
                     Increase/(Decrease)  Increase/(Decrease)
-------------------------------------------------------------
North America                1%               (12%)
Europe, Middle East          2%                 2%
Asia-Pacific                 7%                 7%
Latin America               20%                20%
Total                        3%                (4%)

Including the 2001 acquisition, shipment volume was 3% higher in 2001 compared with 2000. Excluding the acquisition, total volume declined 4% as lower volumes in North America more than offset higher volumes in Latin America. North America volume declined due to the impact of the weak manufacturing sector, which primarily impacted metalworking and process chemicals. Latin America volume increased primarily due to business expansion of our existing customers into this region in our emulsion explosives business.

Segment gross profit in 2001 decreased $5.2 million, or 5%, compared with 2000. Excluding the impact of an acquisition, gross profit decreased $9.9 million, or 9%, primarily because the weak manufacturing sector in North America adversely affected our industrial additives and performance chemicals product groups. The gross profit percentage for this segment was 35.4% in 2001 compared with 37.3% in 2000.

Segment contribution income decreased by $9.8 million, or 17%, in 2001 compared with 2000, due to lower gross profit and higher direct selling and technical expenses.

COST REDUCTION PROGRAM AND
RELATED SPECIAL CHARGES
In 2000, we completed the cost reduction program, which involved the downsizing of our Painesville, Ohio, manufacturing facility. We achieved approximately $19 million of savings in 2001 from this program. (See also Note 16 to the financial statements.) This program, which began in the third quarter of 1999, resulted in the reduction of approximately 5% of our 2000 workforce, or 187 employees, and the shutdown of 20 of Painesville's 36 production systems. The Painesville plant continues to operate as a producer of small-volume specialized intermediates and as a blender of certain additive packages.

We initially recorded a special charge of $20.8 million in the third quarter of 1999 relating to the Painesville downsizing. In the second quarter of 2000, we recorded a pre-tax adjustment of $2.6 million ($1.7 million after-tax or $.03 per share) to reduce the amount of the special charge. The cost of workforce reductions at Painesville was less than originally anticipated because of an increase in the planned number of employees to be retained due to the assumption of additional production as a result of the acquisition in 2000 of certain production assets and working capital of Alox Corporation, the retention of a waste incineration process and higher than expected throughput. We also eliminated a number of positions without sever-ance pay cost through the transfer of employees to other facilities outside of Painesville. In the fourth quarter of 2000, we recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share) to reduce further the amount of the special charge due to lower than anticipated equipment dis-mantling costs ($1.5 million) and lower workforce reduction costs ($.4 million) because additional employees transferred to other Lubrizol locations. As adjusted, employee severance costs were $5.5 million of the charge and other exit costs were $10.8 million, including $7.4 million related to asset impairment for component production units taken out of service. We spent approximately $1.8 million and $.9 million in 2001 and 2000, respectively, related to this program. Additionally, we spent approximately $6.8 million of capital to transfer a portion of the Painesville capacity to our Texas facilities.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY
Return on average shareholders' equity was 14% in 2002, 12% in 2001 and 15% in 2000 (15%, 12% and 13%, respectively, excluding the cumulative effect of the change in accounting principle in 2002 and the litigation gains and special charges and credits in 2000). The return on average shareholders' equity is calculated as current year net income divided by the average of year-end shareholders' equity for the current and prior year.

[GRAPH]

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES
Our cash flows for the years 2000 through 2002 are presented in the consolidated statements of cash flows. Cash provided from operating activities of $244.8 million in 2002, increased $49.0 million, or 25%, compared with 2001. The increase was primarily due to higher earnings as well as a favorable change in working capital items of $13.9 million in 2002 compared with an unfavorable change of $8.5 million in working capital items in 2001.

[GRAPH]

The favorable change in working capital items in 2002 was due to strong receivable management and the timing of payment of current liabilities, partially offset by higher inventory levels.

Our capital expenditures in 2002 were $65.3 million compared with $66.3 million in 2001. We authorized projects totaling $97.2 million in 2002 and $87.8 million in 2001. Capital expenditures were lower than authorized amounts due to timing of projects. In 2003, we estimate capital expenditures will approximate our annual depreciation expense and be in the range of $90 million to $95 million.

In 2002, we completed several acquisitions in the fluid technologies for industry segment for cash of $86.7 million. In the first quarter, we purchased Kabo, which specializes in the development, manufacture and sale of antifoam and defoaming agents to the food, fermentation, mining and wastewater industries. Kabo's product lines expand our defoamer business. In the second quarter, we purchased Chemron, which formulates, produces and supplies specialty surfactants used in personal care products, industrial cleaners and a wide range of other consumer and industrial products. The acquisition extends our existing surfactants business into growth markets where we had not previously competed. In October, we acquired Dock Resins, which develops, manufactures and sells proprietary polymers including acrylic, methacrylic, alkyd, and polyester resins to customers in the paint and coatings, printing ink, laminating, adhesives and sealants, and grease markets. In October, we also acquired Brose, which has product lines that complement our integrated defoamer business that are now manufactured in our Kabo foam control facility. Annualized 2002 revenues from these acquisitions in the aggregate are approximately $85 million.

In 2001, we spent $14.7 million on an acquisition to purchase ROSS Chem, Inc., a manufacturer and supplier of antifoam and defoaming agents, with annual sales of $10 million, which expanded our product lines in metalworking and paints, coatings and inks. We spent $35.7 million on two acquisitions in 2000 in which we purchased certain production assets and working capital of Alox Corporation, a supplier of additives for corrosion prevention in metalworking products, and acquired an additional 10% interest in our India joint venture, increasing our ownership interest to 50%. We also made a $5.0 million investment in 2000 in a joint venture with GE Transportation Systems.

In 2001, we dissolved our joint venture with GE Transportation Systems and replaced the joint venture with separate cross-licensing agreements. We entered into a technical services agreement to license our FluiPak(TM)technology
(i.e., fluid management technology for use in monitoring fluids in machines and services) for railroad applications to GE Transportation Systems.

Our net debt to capitalization ratio at December 31, 2002, was 16% compared with 23% at December 31, 2001, due to strong net operating cash flow in 2002. Net debt is the total of short- and long-term debt, reduced by cash and short-term investments in excess of an assumed operating cash level of $40 million and excluding unrealized gains and losses on derivative instruments designated as fair value hedges of fixed rate debt. Capitalization is shareholders' equity plus net debt. Debt as a percent of capitalization, without adjusting for cash and derivative instruments, was 32% at December 31, 2002 compared with 34% at December 31, 2001.

[GRAPH]

On July 24, 2002, we terminated our interest rate swap agreements, which had converted the fixed interest rate on $100 million of 5.875% debentures to a variable rate. In terminating the swaps, we received cash of $18.1 million.
The carrying value of the unrealized gain at December 31, 2002 is $16.2 million and is included as an increase in long-term debt (see Note 5 to the financial statements).

We suspended our share repurchase program in the second quarter of 2001 in order to hold our financial resources for acquisitions. During the first half of 2001, we repurchased approximately 1.0 million common shares for $30.0 million. In 2000, we repurchased 3.2 million shares for $76.0 million.

Our financial position remains strong with a ratio of current assets to current liabilities of 3.0 to 1.0 at December 31, 2002, compared with 2.9 to 1.0 at December 31, 2001. Effective July 16, 2002, we renewed $175 million of committed revolving credit facilities, which mature July 15, 2003. On October 31, 2002, we terminated $50 million of committed credit facilities that would have matured on June 30, 2003. We also have $350 million of other existing credit facilities that mature on July 17, 2006. As a result, we have total available committed credit facilities of $525 million, which allow us to borrow at or below the U.S. prime rate. There were no borrowings under these credit facilities at December 31, 2002.

The following table shows our contractual cash obligations (in millions of dollars) under debt agreements, leases and contracts at December 31, 2002. Additional information on debt and operating leases can be found in Notes 5 and 12 to the financial statements.

                            Payments Due by Period
                      ------------------------------------------
                                  Less
Contractual cash                 Than 1   1-3     4-5    After 5
obligations              Total    Year   Years   Years    Years
----------------------------------------------------------------
Debt................... $401.9   $17.0           $50.0  $334.9
Operating leases.......   42.0    12.6   $14.5     6.3     8.6
Natural gas
purchase contracts.....    3.4     3.4
Service contracts......    2.3     1.6      .5      .2
                         -----    ----    ----    ----   -----
Total contractual
cash obligations....... $449.6   $34.6   $15.0   $56.5  $343.5
                         =====    ====    ====    ====   =====

In addition, we have contingent obligations aggregating $11.9 million under standby letters of credit issued in the ordinary course of business to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions and insurance and benefit programs. These standby letters of credit expire in 2003.

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

ACCOUNTING POLICIES
The determination and application of our accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not allow a selection among alternatives, but involve an implementation and interpretation of existing rules and the use of judgment to the specific set of circumstances existing in our business. We believe the proper implementation and consistent application of the accounting pronouncements are critical. However, not all situations are specifically addressed in the accounting rules, and we use our best judgment to adopt a policy for accounting for those situations not addressed. We accomplish this by analyzing similar situations and the accounting guidance governing them, and often consult with independent accountants about the appropriate interpretation and application of these policies.

Accounting policies for which our subjective judgment is particularly important include estimating valuation reserves, determining the net periodic pension cost and postretirement benefit cost and accounting for business combinations and goodwill impairment. To the extent actual experience differs from our assumptions and estimates, we may have to increase or decrease these reserves and earnings could be affected.

ACCOUNTING FOR RESERVES
Our accounting policies for reserves cover a wide variety of business activities, including reserves for potentially uncollectible receivables, slow moving or obsolete inventory, legal and environmental exposures, and tax exposures. We accrue these reserves when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We review these estimates quarterly based on currently available information. Actual results may differ from our estimates and our estimates may be revised, upward or downward, depending upon the outcome or changed expectations based on the facts surrounding each exposure. We discuss annually with the audit committee of our Board of Directors our reserves, as well as our policies and processes for evaluating them.

DETERMINATION OF NET PERIODIC PENSION COST
Each year we review with our actuaries the actuarial assumptions used in the determination of U.S. net periodic pension cost, as prescribed by SFAS 87, "Employers Accounting for Pensions." The determination of net periodic pension cost is based upon a number of actuarial assumptions, including the expected return on plan assets, the discount rate for determining the funded status, and the rate of compensation increase. Our international pension plan assumptions are also reviewed annually by country with the applicable plan actuary and appropriately adjusted. Additionally, the assumptions for the U.S. pension plan are reviewed with the investment committee of our Board of Directors. Our net periodic pension cost for all pension plans was $8.4 million in 2002, $6.2 million in 2001 and $1.2 million in 2000. In 2002, our U.S. pension expense represented approximately 60% of the consolidated total pen-sion expense.

Our assumption for the expected return on plan assets is based upon our long-term experience and return targets for specific investment classes. During 2002, we maintained our assumption for the U.S. plan of 9% because this assumption focuses on longer-term return expectations and, we believe, is there-fore less susceptible to shorter-term fluctuations. In addition, we did not substantially change our investment philosophy or investment mix of the asset portfolio in the U.S. pension plan.

The selection of a discount rate for pension plans is required to determine future pension obligations and represents the available cost in the market place of settling all pension obligations through annuity purchases. We determine the discount rate at September 30 and consideration is given to then current market indicators, including rates of return on AA-rated corporate bonds or on long-term U.S. Treasury obligations. We reduced the 2002 discount rate assumption for our U.S. pension plan from 7.375% to 6.75%.

Lowering the expected long-term rate of return on our U.S. plan by 100 basis points would increase U.S. pension expense by approximately $2.0 million. Lowering the discount rate by 100 basis points would increase U.S. pension expense by approximately $1.6 million.

The value of our U.S. plan assets decreased in 2002 and the value of the assets approximates the pension liability at the end of the year. The investment returns and declining discount rates have reduced the funded level of our U.S. qualified plan. Changes in U.S. pension plan assumptions are expected to increase U.S. pension expense in 2003 by approximately $2.7 million, which will not have a significant impact on our financial condition or results of operations. The increase in U.S. pension expense is due to the decline in the discount rate, the removal of approximately $.8 million of unrecognized gain amortization in 2003, market returns and other factors.

DETERMINATION OF POSTRETIREMENT BENEFIT COST
Annually we review with our actuaries the key economic assumptions used in calculating postretirement benefit cost as prescribed by SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Postretirement benefits include health care and life insurance plans. The determination of postretirement benefit cost is based upon a number of actuarial assumptions, including the discount rate for determining the accumulated postretirement benefit obligation, the assumed health care cost trend rates and ultimate health care trend rate. The same discount rate selected for the pension plan is generally used for calculating the postretirement benefit obligation. Our net non-pension postretirement benefit cost was $4.7 million in 2002, $3.9 million in 2001 and $3.5 million in 2000. U.S. non-pension postretirement benefit cost in 2002 approximated 82% of the total non-pension postretirement benefit cost. Lowering the discount rate by 100 basis points would increase U.S. postretirement cost by approximately $1.2 million. Lowering the assumed health care cost trend rate by 100 basis points would decrease consolidated postretirement benefit cost by approximately $1.8 million and raising the rate by 100 basis points would increase consolidated postretirement benefit cost by approximately $1.3 million.

ACCOUNTING FOR BUSINESS COMBINATIONS
During the past three years, we have completed several business combination transactions. In the future, we anticipate growing our business through additional acquisitions. We accounted for our past combinations using the purchase method of accounting, which is now the only method allowed under SFAS 141, "Business Combinations." The accounting for business combinations is complicated and involves the use of significant judgment. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values and the purchase price is allocated to the assets and liabilities based upon these fair values. Generally, the acquisition price exceeds the fair value of the tangible assets acquired and the various intangible assets also acquired must be valued. Determining the fair values of the assets and liabilities acquired involves the use of judgment, since some of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities, and present value of estimated future cash flows. Since these estimates involve the use of significant judgment, they can change as new information becomes available. During 2002, we used an outside appraiser for our largest acquisition, Chemron, to assist in the allocation of the purchase price to intangible assets and goodwill. The appraiser used the income approach to value the intangibles, in which the value is developed on the basis of capitalization of net earnings that would be generated for a specific stream of income attributed to an asset or group of assets. The value of the intangibles identified by the appraiser for the Chemron acquisition was $15.7 million and goodwill was estimated to be $20.1 million. Amortization of the Chemron intangible assets will result in annual amortization expense of $1.4 million.

ACCOUNTING FOR GOODWILL IMPAIRMENT
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, "Goodwill and Other Intangible Assets," which became effective for us on January 1, 2002. Under SFAS 142, there is no goodwill amortization for business combinations that occurred after June 30, 2001 and amortization of goodwill on pre-June 30, 2001 acquisitions ceased effective January 1, 2002. We expect acquisitions to play an important role in our future growth strategy and accordingly expect SFAS 142 to be important to the presentation of our financial condition and results of operations. SFAS 142 requires goodwill to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of an operating segment below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment. The annual goodwill impairment test will require us to make a number of assumptions and estimates concerning future levels of earnings and cash flow, which are based upon our strategic plans. A discounted cash flow model is used to determine the fair value of each operating segment. The integrity of the model was reviewed by an outside independent appraiser during 2002 and found to be appropriate. Our initial goodwill impairment test was completed in the second quarter of 2002 and resulted in a $7.8 million goodwill impairment charge that was recorded as the cumulative effect of an accounting change. No additional impairment of goodwill was identified in the fourth quarter of 2002 (See Note 4 to the financial statements).

NEW ACCOUNTING PRONOUNCEMENTS
The impact of new accounting pronouncements is reviewed and discussed in Note 2 to the financial statements.

CAUTIONARY STATEMENT FOR "SAFE HARBOR" PURPOSES UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This Management's Discussion and Analysis of Financial Condition and Results of Operations and the letter "To Our Shareholders" from W. G. Bares, Chairman and Chief Executive Officer of Lubrizol, contain forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by any forward-looking statements.

We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:

- the overall demand for lubricant and fuel additives on a worldwide basis, which has a slow growth rate in mature markets such as North America and Europe;

- the effect on our business resulting from economic and political uncertainty within the Asia-Pacific, Middle East and Latin American regions;

- the lubricant additive demand in developing regions such as China and India, which geographic areas are an announced focus of our activities;

- the potential negative impact on product pricing and volume demand from the consolidation of finished lubricant marketers;

- the degree of competition resulting from lubricant additive industry overcapacity;

- technology developments that affect longer-term trends for lubricant additives, such as improved equipment design, fuel economy, longer oil drain intervals, alternative fuel powered engines and emission system compatibility;

- the overall global economic environment, which affects the operating results of fluid technologies for industry in particular;

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

- our success in strengthening relationships and growing business with our largest customers, including those with affiliated lubricant additive companies, and retaining the business of our largest customers over extended time periods;

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We operate manufacturing and blending facilities, laboratories and offices around the world and utilize fixed and variable rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

In the normal course of business, we use derivative financial instruments including interest rate swaps and forward foreign currency exchange contracts to manage our market risks. Additional information regarding our financial instruments is contained in Notes 5 and 6 to the financial statements. Our objective in managing our exposure to changes in interest rates is to limit the impact of such changes on our earnings and cash flow and to lower our overall borrowing cost. Our objective in managing the exposure to changes in foreign currency exchange rates is to reduce volatility on our earnings and cash flow associated with such changes. Our principal currency exposures are in the major European currencies, the Japanese yen, and certain Latin American currencies. We do not hold derivatives for trading purposes.

We measure our market risk related to our holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair value, cash flow and earnings based on a hypothetical 10% change (increase and decrease) in interest and currency exchange rates. We use current market rates on our debt and derivative portfolios to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts and obligations for pension and other postretirement benefits are not included in the analysis.

Our primary interest rate exposures relate to our cash and short-term investments, fixed and variable rate debt and interest rate swaps. The calculation of potential loss in fair value is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flow and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% increase in interest rates would have had a favorable impact and a hypothetical 10% decrease in interest rates would have had an unfavorable impact on fair values of $13.3 million, cash flows of $.2 million and income before tax of $.2 million in 2002, and $20.2 million, $1.0 million and $1.0 million in 2001, respectively.

Our primary currency rate exposures are to foreign denominated debt, intercompany debt, cash and short-term investments and forward foreign currency exchange contracts. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on fair values of $13.3 million, cash flows of $19.5 million and income before tax of $4.2 million in 2002, and $7.4 million, $13.3 million and $3.7 million in 2001, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                             Three Months Ended
                                                       --------------------------------------------------------------
                                                        March 31          June 30         Sept. 30         Dec. 31
---------------------------------------------------------------------------------------------------------------------
                                                                      (In Thousands of Dollars Except Per Share Data)
2002
Net sales  . . . . . . . . . . . . . . . . . . . . .     $466,713        $507,505        $509,427         $496,644
Gross profit . . . . . . . . . . . . . . . . . . . .      135,503         145,735         150,577          132,219
Income before cumulative effect of change
  in accounting principle  . . . . . . . . . . . . .       29,817          34,487          36,478           25,490
Net income . . . . . . . . . . . . . . . . . . . . .       22,032          34,487          36,478           25,490
Income per share before cumulative effect
  of change in accounting principle  . . . . . . . .        $0.58           $0.67           $0.71            $0.49
Income per share before cumulative effect of
  change in accounting principle, diluted  . . . . .        $0.58           $0.66           $0.71            $0.49
Net income per share . . . . . . . . . . . . . . . .        $0.43           $0.67           $0.71            $0.49
Net income per share, diluted  . . . . . . . . . . .        $0.43           $0.66           $0.71            $0.49

2001
Net sales  . . . . . . . . . . . . . . . . . . . . .     $453,791        $485,928        $461,109         $438,416
Gross profit . . . . . . . . . . . . . . . . . . . .      119,109         135,926         128,222          120,526
Net income . . . . . . . . . . . . . . . . . . . . .       18,506          32,015          22,797           20,798
Net income per share . . . . . . . . . . . . . . . .        $0.36           $0.63           $0.45            $0.41
Net income per share, diluted  . . . . . . . . . . .        $0.36           $0.62           $0.44            $0.40


In the first quarter of 2002, the company recorded an after-tax $7.8 million ($.15 per share) goodwill impairment charge as a cumulative effect of a change in accounting principle.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT                            [DELOITTE & TOUCHE LOGO]

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE LUBRIZOL CORPORATION

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the consolidated financial statements, in 2002 the Corporation changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards
No. 142.

/s/ Deloitte & Touche LLP
-------------------------
Cleveland, Ohio
February 4, 2003

CONSOLIDATED STATEMENTS OF INCOME

                                                                              Year Ended December 31

            (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)            2002            2001            2000
----------------------------------------------------------------------------------------------------------------
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,980,289       $1,839,244       $1,771,317

Royalties and other revenues  . . . . . . . . . . . . . . . . . . .      3,578            5,400            4,463
                                                                    ----------       ----------       ----------

         Total revenues.  . . . . . . . . . . . . . . . . . . . . .  1,983,867        1,844,644        1,775,780

Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,416,255        1,335,461        1,278,187

Selling and administrative expenses . . . . . . . . . . . . . . . .    196,940          177,431          167,999

Research, testing and development expenses  . . . . . . . . . . . .    168,303          158,473          150,805
                                                                    ----------       ----------       ----------

         Total cost and expenses  . . . . . . . . . . . . . . . . .  1,781,498        1,671,365        1,596,991

Special (charges) credits . . . . . . . . . . . . . . . . . . . . .                                        4,484

Gain from litigation settlement . . . . . . . . . . . . . . . . . .                                       19,395

Other expense - net   . . . . . . . . . . . . . . . . . . . . . . .     (5,380)         (15,076)         (14,062)

Interest income . . . . . . . . . . . . . . . . . . . . . . . . . .      6,697            6,787            8,611

Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . .    (23,298)         (25,041)         (26,869)
                                                                    ----------       ----------       ----------

Income before income taxes and cumulative effect of change
   in accounting principle  . . . . . . . . . . . . . . . . . . . .    180,388          139,949          170,348

Provision for income taxes .  . . . . . . . . . . . . . . . . . . .     54,116           45,833           52,339
                                                                    ----------       ----------       ----------

Income before cumulative effect of change in accounting principle .    126,272           94,116          118,009

Cumulative effect of change in accounting principle.  . . . . . . .     (7,785)
                                                                    ----------       ----------       ----------

Net income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  118,487       $   94,116       $  118,009
                                                                    ==========       ==========       ==========

Net income per share: . . . . . . . . . . . . . . . . . . . . . . .

     Income before cumulative effect of change in
       accounting principle . . . . . . . . . . . . . . . . . . . .      $2.45            $1.84            $2.22

     Cumulative effect of change in accounting principle  . . . . .      (0.15)
                                                                         -----            -----            -----

Net income per share . . . . . . . . . . . . . . . .  . . . . . . .      $2.30            $1.84            $2.22
                                                                         =====            =====            =====

Diluted net income per share:.  . . . . . . . . . . . . . . . . . .

     Income before cumulative effect of change in
       accounting principle . . . . . . . . . . . . . . . . . . . .      $2.44            $1.83            $2.22

     Cumulative effect of change in accounting principle  . . . . .      (0.15)
                                                                         -----            -----            -----

Net income per share, diluted . . . . . . . . . . . . . . . . . . .      $2.29            $1.83            $2.22
                                                                         =====            =====            =====

Dividends per share.  . . . . . . . . . . . . . . . . . . . . . . .      $1.04            $1.04            $1.04
                                                                         =====            =====            =====


The accompanying notes to the financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                                                       December 31
(IN THOUSANDS OF DOLLARS)                                                           2002            2001
-----------------------------------------------------------------------------------------------------------
ASSETS

Cash and short-term investments . . . . . . . . . . . . . . . . . . . . . . . . $  266,428       $  189,095

Receivables . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    295,508          279,013

Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    302,968          254,610

Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     44,875           34,006
                                                                                ----------       ----------

     Total current assets.  . . . . . . . . . . . . . . . . . . . . . . . . . .    909,779          756,724
                                                                                ----------       ----------

Property and equipment - at cost  . . . . . . . . . . . . . . . . . . . . . . .  1,809,071        1,648,096

Less accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . .  1,129,916        1,003,815
                                                                                ----------       ----------

     Property and equipment - net . . . . . . . . . . . . . . . . . . . . . . .    679,155          644,281
                                                                                ----------       ----------

Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    168,352          139,273

Intangible assets - net . . . . . . . . . . . . . . . . . . . . . . . . . . . .     43,162           27,285

Investments in non-consolidated companies . . . . . . . . . . . . . . . . . . .      6,690           30,915

Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     52,999           63,841
                                                                                ----------       ----------

         TOTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,860,137       $1,662,319
                                                                                ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt and current portion of long-term debt . . . . . . . . . . . . . $   17,046       $    9,120

Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    140,424          129,833

Accrued expenses and other current liabilities  . . . . . . . . . . . . . . . .    150,271          120,261
                                                                                ----------       ----------

     Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . .    307,741          259,214
                                                                                ----------       ----------

Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    384,845          388,111

Postretirement health care obligations  . . . . . . . . . . . . . . . . . . . .     96,495           97,878

Noncurrent liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     92,655           55,140

Deferred income taxes.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     55,761           56,207
                                                                                ----------       ----------

     Total liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    937,497          856,550
                                                                                ----------       ----------

Minority interest in consolidated companies.  . . . . . . . . . . . . . . . . .     53,388           32,577

Contingencies and commitments

Preferred stock without par value - unissued

Common shares without par value - outstanding 51,457,642 shares in 2002
   and 51,152,107 shares in 2001  . . . . . . . . . . . . . . . . . . . . . . .    118,985          109,692

Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    828,318          763,312

Accumulated other comprehensive loss  . . . . . . . . . . . . . . . . . . . . .    (78,051)         (99,812)
                                                                                ----------       ----------

     Total shareholders' equity.  . . . . . . . . . . . . . . . . . . . . . . .    869,252          773,192
                                                                                ----------       ----------

         TOTAL  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,860,137       $1,662,319
                                                                                ==========       ==========

The accompanying notes to the financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year Ended December 31
(IN THOUSANDS OF DOLLARS)                                                2002             2001          2000
---------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $118,487        $ 94,116       $118,009
Adjustments to reconcile net income to cash provided
   by operating activities:  . . . . . . . . . . . . . . . . . . . . .
     Depreciation and amortization . . . . . . . . . . . . . . . . . .    95,831          98,832        100,834
     Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .     3,158          (2,392)         7,799
     Special charges (credits).  . . . . . . . . . . . . . . . . . . .                                   (4,484)
     Cumulative effect of change in accounting principle . . . . . . .     7,785
     Change in current assets and liabilities net of acquisitions:
         Receivables.  . . . . . . . . . . . . . . . . . . . . . . . .    28,984           2,217            542
         Inventories . . . . . . . . . . . . . . . . . . . . . . . . .   (10,152)            866         (6,124)
         Accounts payable, accrued expenses and
           other current liabilities . . . . . . . . . . . . . . . . .     2,566          (8,399)         2,981
         Other current assets  . . . . . . . . . . . . . . . . . . . .    (7,475)         (3,171)           582
                                                                        --------        --------       --------

                                                                          13,923          (8,487)        (2,019)
     Change in noncurrent liabilities  . . . . . . . . . . . . . . . .     3,636           4,740          1,250
     Other items - net . . . . . . . . . . . . . . . . . . . . . . . .     2,048           9,029          4,775
                                                                        --------        --------       --------

             Total operating activities  . . . . . . . . . . . . . . .   244,868         195,838        226,164

INVESTING ACTIVITIES:

Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . . .   (65,285)        (66,316)       (85,757)
Acquisitions and investments in nonconsolidated companies .  . . . . .   (86,671)        (14,989)       (41,476)
Other - net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,420            (340)         1,997
                                                                        --------        --------       --------

             Total investing activities  . . . . . . . . . . . . . . .  (148,536)        (81,645)      (125,236)

FINANCING ACTIVITIES:

Short-term borrowing (repayment).  . . . . . . . . . . . . . . . . . .    (1,399)         (4,579)         4,099
Long-term borrowing  . . . . . . . . . . . . . . . . . . . . . . . . .                                   18,428
Long-term repayment  . . . . . . . . . . . . . . . . . . . . . . . . .    (2,308)         (3,120)       (29,015)
Debt issuance costs  . . . . . . . . . . . . . . . . . . . . . . . . .                                     (351)
Dividends paid.  . . . . . . . . . . . . . . . . . . . . . . . . . . .   (53,430)        (53,218)       (55,370)
Proceeds from termination of interest rate swaps.  . . . . . . . . . .    18,134
Common shares purchased  . . . . . . . . . . . . . . . . . . . . . . .                   (30,039)       (75,957)
Common shares issued upon exercise of stock options  . . . . . . . . .     8,569          22,294          1,310
                                                                        --------        --------       --------

             Total financing activities  . . . . . . . . . . . . . . .   (30,434)        (68,662)      (136,856)

Effect of exchange rate changes on cash  . . . . . . . . . . . . . . .    11,435          (2,373)        (3,600)
                                                                        --------        --------       --------

Net increase (decrease) in cash and short-term investments . . . . . .    77,333          43,158        (39,528)
Cash and short-term investments at the beginning of year.  . . . . . .   189,095         145,937        185,465
                                                                        --------        --------       --------

Cash and short-term investments at the end of year . . . . . . . . . .  $266,428        $189,095       $145,937
                                                                        ========        ========       ========


The accompanying notes to the financial statements are an integral part of these statements.

\

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                         Shareholders' Equity
                                                                            ----------------------------------------------
                                                           Number of                              Accumulated Other
                                                            Shares          Common      Retained   Comprehensive
(IN THOUSANDS OF DOLLARS)                                 Outstanding       Shares      Earnings    Income (Loss)   Total
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,1999  . . . . . . . . . . . . . .     54,477,292     $ 85,984      $758,090     $(53,950)   $790,124
                                                                                                                 --------

Comprehensive income:

     Net income 2000.  . . . . . . . . . . . . . . . .                                   118,009                  118,009

     Other comprehensive loss  . . . . . . . . . . . .                                                (26,676)    (26,676)
                                                                                                                 --------

Comprehensive income . . . . . . . . . . . . . . . . .                                                             91,333

Cash dividends.  . . . . . . . . . . . . . . . . . . .                                   (54,529)                 (54,529)

Common shares - treasury:

     Shares purchased  . . . . . . . . . . . . . . . .     (3,232,096)      (5,166)      (70,791)                 (75,957)

     Shares issued upon exercise of stock options  . .         62,492        1,310                                  1,310
                                                           ----------     --------      --------     --------    --------

BALANCE, DECEMBER 31,2000  . . . . . . . . . . . . . .     51,307,688       82,128       750,779      (80,626)    752,281
                                                                                                                 --------

Comprehensive income:

     Net income 2001.  . . . . . . . . . . . . . . . .                                    94,116                   94,116

     Other comprehensive loss  . . . . . . . . . . . .                                                (19,186)    (19,186)
                                                                                                                 --------

Comprehensive income . . . . . . . . . . . . . . . . .                                                             74,930

Cash dividends.  . . . . . . . . . . . . . . . . . . .                                   (53,206)                 (53,206)

Deferred stock compensation  . . . . . . . . . . . . .                       5,474                                  5,474

Common shares - treasury:

     Shares purchased  . . . . . . . . . . . . . . . .       (967,610)      (1,662)      (28,377)                 (30,039)

     Shares issued upon exercise of stock options  . .        812,029       23,752                                 23,752
                                                           ----------     --------      --------     --------    --------

BALANCE, DECEMBER 31,2001  . . . . . . . . . . . . . .     51,152,107      109,692       763,312      (99,812)    773,192
                                                                                                                 --------

Comprehensive income:

     Net income 2002.  . . . . . . . . . . . . . . . .                                   118,487                  118,487

     Other comprehensive income  . . . . . . . . . . .                                                 21,761      21,761
                                                                                                                 --------
Comprehensive income . . . . . . . . . . . . . . . . .                                                            140,248

Cash dividends.  . . . . . . . . . . . . . . . . . . .                                   (53,481)                 (53,481)

Deferred stock compensation  . . . . . . . . . . . . .                         507                                    507

Common shares - treasury:

     Shares issued upon exercise of
       stock options and awards  . . . . . . . . . . .        305,535        8,786                                  8,786
                                                           ----------     --------      --------     --------    --------

BALANCE, DECEMBER 31,2002  . . . . . . . . . . . . . .     51,457,642     $118,985      $828,318     $(78,051)   $869,252
                                                           ==========     ========      ========     ========    ========


The accompanying notes to the financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

(In Thousands of Dollars Unless Otherwise Indicated)

NOTE 1-- NATURE OF OPERATIONS
The Lubrizol Corporation is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation. The company creates these products, including specialty additive packages and related equipment, for use in transportation and indus-trial lubricant and other markets. The company does this by applying advanced chemical and mechanical technologies to enhance the performance, quality and value and reduce the environmental impact of the customer products in which our products are used. The company groups its product lines into three reportable segments: fluid technologies for transportation, fluid technologies for industry and all other, which is comprised of the advanced fluid systems and emulsified products operating segments. Fluid technologies for transportation comprise approximately 79% of the company's consolidated revenues and 84% of the company's segment contribution income. Refer to Note 13 for a further description of the nature of the company's operations, the product lines within each of the operating segments, segment contribution income and related financial disclosures for the reportable segments.

NOTE 2-- ACCOUNTING POLICIES
CONSOLIDATION -- The consolidated financial statements include the accounts of The Lubrizol Corporation and its subsidiaries where ownership is 50% or greater and the company has effective management control. For nonconsolidated companies (affiliates), the equity method of accounting is used when ownership exceeds 20% and when the company has the ability to exercise significant influence over the policies of the investee. The book value of investments carried at equity was $5.9 million and $30.0 million at December 31, 2002 and 2001, respectively. Investments carried at cost were $.8 million and $.9 million at December 31, 2002 and December 31, 2001, respectively.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES -- In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities." FIN 46 provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The company believes the adoption of this interpretation will not have a material impact on its consolidated financial position or results of operations.

ESTIMATES -- The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions pending completion of related events. These estimates and assumptions affect the amounts reported at the date of the consolidated financial statements for assets, liabilities, revenues and expenses and the disclosure of contingencies. Actual results could differ from those estimates.

CASH EQUIVALENTS -- The company invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised of investments having maturities of three months or fewer when purchased.

INVENTORIES -- Inventories are stated at the lower of cost or market value. Cost of inventories is determined by either first-in, first-out (FIFO) method or moving average method, except in the United States of America for chemical inventories, which are primarily valued using the last-in, first-out (LIFO) method.

PROPERTY AND EQUIPMENT -- Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment, which comprise approximately 12% and 16% in 2002 and 2001, respectively, of the depreciable assets. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land and building improvements and range from 3 to 20 years for machinery and equipment.

GOODWILL AND INTANGIBLE ASSETS -- In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets," which became effective for the com-pany on January 1, 2002. Intangibles resulting from business acquisitions, including purchased technology, land use rights, non-compete agreements, distributor networks, trademarks and patents, are amortized on a straight-line method over periods ranging from 5 to 40 years. Under SFAS 142, goodwill and other intangibles determined to have indefinite lives are no longer amortized, but are tested for impairment at least annually. The company has elected to perform its annual tests for potential goodwill impairment and indefinite life intangibles as of October 1st of each year (see Note 4). The company had goodwill amortization expense of approximately $11.0 million and $10.2 million in 2001 and 2000, respectively.

In June 2001, FASB issued SFAS 141, "Business Combinations," which prohibits the pooling-of-interests method for business combinations completed after June 30, 2001, and includes criteria for recognition of intangible assets separate from goodwill.

RESEARCH, TESTING AND DEVELOPMENT -- Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $93.5 million in 2002, $87.6 million in 2001 and $86.4 million in 2000.

ENVIRONMENTAL LIABILITIES -- The company accrues for expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable. These accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for envi-ronmental remediation obligations are not discounted to their present value. The company's environmental reserves totaled $9.9 million and $9.5 million at December 31, 2002 and 2001, respectively. Of these amounts, $1.1 million and $.5 million was included in other current liabilities at December 31, 2002 and 2001, respectively.

FOREIGN CURRENCY TRANSLATION -- The assets and liabilities of the company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted-average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of other comprehensive income in shareholders' equity, except for subsidiaries for which the functional currency is the U.S. dollar, where translation adjustments are realized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.

SHARE REPURCHASES -- The company uses the par value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.

REVENUE RECOGNITION -- Revenues are recognized at the time of shipment of products to customers, or at the time of transfer of title if later, with appropriate provision for uncollectible accounts. All amounts in a sales transaction billed to a customer related to shipping and handling are reported as revenues.

PER SHARE AMOUNTS -- Net income per share is computed by dividing net income by average common shares outstanding during the period, including contingently issuable shares. Net income per diluted share includes the dilution effect resulting from outstanding stock options and stock awards. Per share amounts are computed as follows:

                                  2002        2001       2000
                                --------    --------   --------
Numerator:

  Income before
     cumulative effect
     of change in
     accounting principle . .   $126,272    $ 94,116   $118,009

  Cumulative effect
     of change in
     accounting principle . .     (7,785)
                                --------    --------   --------
  Net income  . . . . . . . .   $118,487    $ 94,116   $118,009
                                ========    ========   ========

Denominator:

  Weighted-average
     common shares
     outstanding  . . . . . .     51,514      51,209     53,116

  Dilutive effect of stock
     options and awards . . .        280         285        104
                                --------    --------   --------
  Denominator for
     net income per
     share, diluted . . . . .     51,794      51,494     53,220
                                ========    ========   ========

Net income per share:

  Income before
     cumulative effect
     of change in
     accounting principle . .   $   2.45    $   1.84   $   2.22
                                ========    ========   ========

  Net income per share  . . .   $   2.30    $   1.84   $   2.22
                                ========    ========   ========

Diluted net income
per share:

  Income before
     cumulative effect
     of change in
     accounting principle . .   $   2.44    $   1.83   $   2.22
                                ========    ========   ========

  Net income per
     share, diluted . . . . .   $   2.29    $   1.83   $   2.22
                                ========    ========   ========

Weighted-average shares issuable upon the exercise of stock options which were excluded from the diluted earnings per share calculations because they were antidilutive were 2.4 million in 2002, 1.8 million in 2001, and 3.8 million in 2000.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS -- Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in value is immediately recognized in earnings. The company uses derivative financial instruments only to manage well-defined interest rate and foreign currency risks. The company does not use derivatives for trading purposes.

ASSET RETIREMENT OBLIGATIONS -- In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which becomes effective for the company on January 1, 2003. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The company believes the adoption of this statement will not have a material impact on its consolidated financial position or results of operations.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS -- In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for the company on January 1, 2002. This statement further refines the rules for accounting for long-lived assets and measuring impairment. The adoption of this statement did not have a material impact on the company's consolidated financial position or results of operations.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES -- In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which becomes effective for the company for exit or disposal activities initiated after December 31, 2002. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred and is effective for exit or disposal activities initiated after December 31, 2002. Previously the liability was recognized at the date of an entity's commitment to an exit plan.

GUARANTEES -- In December 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires the disclosure of any guarantees as of December 31, 2002 and the recognition of a liability for any guarantees entered into or modified after that date.

STOCK-BASED COMPENSATION -- In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123." SFAS 148 requires the disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share. The company has elected the intrinsic value method to account for employee stock options. The following table shows the pro forma effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                    2002        2001       2000
                                  --------    --------   --------

Reported net income  . . . . .    $118,487    $ 94,116   $118,009

PLUS: Stock-based
  employee compensation
  (net of tax) included in
  net income . . . . . . . . .         123          47         85

LESS: Stock-based
  employee compensation
  (net of tax) using the fair
  value method . . . . . . . .      (6,106)     (6,033)    (3,638)
                                  --------    --------   --------
Pro forma net income . . . . .    $112,504    $ 88,130   $114,456
                                  ========    ========   ========
Reported net income
  per share  . . . . . . . . .    $   2.30    $   1.84   $   2.22
                                  ========    ========   ========
Pro forma net income
  per share  . . . . . . . . .    $   2.18    $   1.72   $   2.15
                                  ========    ========   ========
Reported net income
  per share, diluted . . . . .    $   2.29    $   1.83   $   2.22
                                  ========    ========   ========
Pro forma net income
     per share, diluted  . . .    $   2.17    $   1.71   $   2.15
                                  ========    ========   ========

RECLASSIFICATIONS -- Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE 3-- INVENTORIES

                                           2002          2001
                                         --------      --------

Finished products  . . . . . . . .       $148,478      $124,503
Products in process  . . . . . . .         58,643        48,859
Raw materials  . . . . . . . . . .         76,779        64,504
Supplies and engine test parts . .         19,068        16,744
                                         --------      --------
Total Inventory  . . . . . . . . .       $302,968      $254,610
                                         ========      ========

Inventories on the LIFO method were 23% and 27% of consolidated inventories at December 31, 2002 and 2001, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2002 and 2001, by $50.3 million and $49.7 million, respectively.

NOTE 4 -- GOODWILL & INTANGIBLE ASSETS
Effective January 1, 2002, the company adopted SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, good- will and other intangibles determined to have indefinite lives are no longer amortized but are tested for impairment upon adoption and at least annually thereafter.

In connection with adopting SFAS 142, the company also reassessed the useful lives and the classification of its intangible assets. The major components of the identifiable intangible assets are technology, land use rights, non-compete agreements, distributor networks, trademarks and patents. Excluding the non-amortized trademarks, which are indefinite and are not amortized, the intangible assets will continue to be amortized over the lives of the agreements or other periods of value, which range between 5 and 40 years. The following table shows the components of identifiable intangible assets as of December 31, 2002 and 2001:

                                      2002                      2001
                             ----------------------   ----------------------
                              Gross      Accumu-       Gross       Accumu-
                             Carrying     lated       Carrying     lated
                              Amount   Amortization    Amount   Amortization
                             --------  ------------   --------  ------------

Amortized
intangible assets:
  Technology . . . . . .     $31,504     $15,540      $30,095     $12,973
  Land use rights  . . .       6,990         379        6,990         202
  Non-compete
     agreements  . . . .       6,125       1,472          711         682
  Distributors
     networks  . . . . .       3,136         110
  Trademarks . . . . . .       2,211         757        2,211         378
  Other  . . . . . . . .       5,583         504        1,784         287
                             -------     -------      -------     -------
  Total amortized
     intangible assets        55,549      18,762       41,791      14,522

Non-amortized
  trademarks . . . . . .       6,380           5           21           5
                             -------     -------      -------     -------
Total  . . . . . . . . .     $61,929     $18,767      $41,812     $14,527
                             =======     =======      =======     =======


Amortization expense for intangible assets was $4.2 million in 2002, $3.1 million in 2001 and $2.6 million in 2000. Excluding the impact of further acquisitions, estimated annual intangible amortization expense for each of the next four years should approximate $4.6 million per year.

SFAS 142 provides for a six-month period from the date of adoption for the company to perform an assessment of potential impairment of goodwill. Any impairment identified upon adoption is recognized as a cumulative effect of a change in accounting principle effective as of January 1, 2002. Goodwill is tested for impairment at the reporting unit level. The company has determined the reporting units will be the same as its four operating segments, since the component businesses have similar economic characteristics and can thus be combined under the aggregation rules. The company determined the carrying value of each operating segment by assigning the company's assets and liabilities to them, including existing goodwill, as of January 1, 2002. The company then determined the implied fair value of each operating segment by using a combination of discounted cash flow analysis and terminal value calculations. The fair value of each operating segment was compared to its carrying value to determine if there was an indication of impairment. This evaluation indicated that goodwill recorded in the advanced fluid systems operating segment was impaired as of January 1, 2002. The economic conditions at the time of impairment testing, including declining revenues, reduced the estimated future expected performance of this operating segment, which includes the small equipment businesses the company acquired in fluid metering and particulate traps. Accordingly, the company recognized a transitional impairment charge of $7.8 million retroactive to January 1, 2002 in the all other reporting segment, which includes advanced fluid systems. This is a non-cash charge and was recorded as a cumulative effect of a change in accounting principle on the Consolidated Statement of Income in 2002. There was no tax benefit associated with this charge.

SFAS 142 also requires goodwill to be tested annually, and between annual tests, if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. The company has elected to perform its annual tests for potential goodwill impairment as of October 1st of each year. No additional impairment of goodwill was identified in the fourth quarter of 2002. Subsequent impairment losses, if any, will be reflected in income from continuing operations. The carrying amount of goodwill by reporting segment is as follows:

                        Fluid Tech- Fluid Tech-
                         nologies    nologies
                        for Trans-     for
                        portation    Industry   All Other   Total
                        ----------  ----------  ---------  --------

Balance,
December 31, 2001         $42,755    $ 88,850    $ 7,668   $139,273
  Goodwill
     acquired . . . . .                32,484                32,484
  Transitional
     impairment
     charge . . . . . .                           (7,785)    (7,785)
  Translation
     & other
     adjustments  . . .     2,132       2,131        117      4,380
                          -------    --------    -------   --------

Balance,
December 31, 2002         $44,887    $123,465    $   --    $168,352
                          =======    ========    =======   ========

In accordance with SFAS 142, the company discontinued the amortization of goodwill and certain trademarks effective January 1, 2002. The following table reconciles the company's net income and earnings per share for 2002, 2001 and 2000. The pro forma results for 2001 and 2000 have been adjusted to exclude goodwill amortization expense. Current period results include an adjustment for the cumulative effect of a change in accounting principle for the transitional impairment loss under SFAS 142 and are presented for comparative purposes.

                                   2002        2001        2000
                                 --------    --------    --------

Reported net income  . . . . .   $118,487    $ 94,116    $118,009

Add: Goodwill & trademark
  amortization, net of tax . .                  7,697       7,189
  Cumulative effect
     of a change in
     accounting principle  . .      7,785
                                 --------    --------    --------
Pro forma net income . . . . .   $126,272    $101,813    $125,198
                                 ========    ========    ========

Reported net income
  per share  . . . . . . . . .   $   2.30    $   1.84    $   2.22

Add: Goodwill & trademark
  amortization, net of tax . .                   0.15        0.14
  Cumulative effect
     of a change in
     accounting principle  . .       0.15
                                 --------    --------    --------
Pro forma net income
  per share  . . . . . . . . .   $   2.45    $   1.99    $   2.36
                                 ========    ========    ========

Reported net income
  per share, diluted . . . . .   $   2.29    $   1.83    $   2.22

Add: Goodwill & trademark
  amortization, net of tax . .                   0.15        0.14
  Cumulative effect
     of a change in
     accounting principle  . .       0.15
                                 --------    --------    --------
Pro forma net income
  per share, diluted . . . . .   $   2.44    $   1.98    $   2.36
                                 ========    ========    ========

NOTE 5-- SHORT-TERM AND LONG-TERM DEBT

                                              2002          2001
                                            --------      --------

Long-term debt consists of:
5.875% notes, due 2008, including
  remaining unrealized gain on
  termination of swaps of $16,162
  in 2002, and fair value adjustment
  of $11,851 for unrealized gain on
  derivative hedge instruments
  in 2001  . . . . . . . . . . . . . . .    $216,162      $211,851
7.25% debentures, due 2025 . . . . . . .     100,000       100,000
Debt supported by long-term
banking arrangements:
  Commercial paper at weighted
     average rates of 1.4% and 2.1%           50,000        50,000
  Marine terminal refunding revenue
     bonds, at 1.7% and 1.7%,
     due 2018  . . . . . . . . . . . . .      18,375        18,375
Term loans:
  Yen denominated, at 2.4%
     in 2002 and 1.6% to 2.8%
     in 2001, due 2003 . . . . . . . . .       8,403         8,728
  Euro denominated, at 3.5% to
     5.0%, due 2003 - 2010 . . . . . . .         366           372
  Other, at a weighted-average rate
     of 5.6%, due 2003 - 2004  . . . . .         182
                                            --------      --------
                                             393,488       389,326
Less current portion . . . . . . . . . .       8,643         1,215
                                            --------      --------
                                            $384,845      $388,111
                                            ========      ========

Short-term debt consists of:
Other short-term debt at weighted
  average rates of 5% and 1.1% . . . . .    $  8,403      $  7,905
Current portion of long-term debt  . . .       8,643         1,215
                                            --------      --------
                                            $ 17,046      $  9,120
                                            ========      ========

In May 2000, the company borrowed $18,375,000 through the issuance of marine terminal refunding revenue bonds, the proceeds of which were used to repay previously issued marine terminal refunding revenue bonds. The bonds have a stated maturity of July 1, 2018, and bear interest at a variable rate which is determined weekly by the remarketing agent (the interest rate at December 31, 2002, was 1.7%). The bonds may be put to the company by the bond holders at each weekly interest reset date; however, the company expects that these bonds would then be remarketed.

In November 1998, the company issued notes having an aggregate principal amount of $200 million. The notes are unsecured, senior obligations of the company that mature on December 1, 2008, and bear interest at 5.875% per annum, payable semiannually on June 1 and December 1 of each year. The notes have no sinking fund requirement but are redeemable, in whole or in part, at the option of the company. The company incurred debt issuance costs aggregating $10.5 million, including a loss of $6.5 million related to closed Treasury rate lock agreements originally entered into as a hedge against changes in interest rates relative to the anticipated issuance of these notes. Debt issuance costs are deferred and then amortized as a component of interest expense over the term of the notes. Including debt issuance costs and the remaining unrealized gain on termination of interest rate swaps (see Note 6), these notes have an effective annualized interest rate of 5.0% to the company.

The company has debentures outstanding in an aggregate principal amount of $100 million. These debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25% payable semiannually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements.

The company has committed revolving credit facilities of $525 million; $175 million expires on July 15, 2003; and $350 million on July 17, 2006. These facilities, which were unused at December 31, 2002, permit the company to borrow at or below the U.S. prime rate. One of these facilities also permits the company to refinance beyond one year $350 million of debt, which by its terms is due within one year. As a result, the company classified as long-term, at each balance sheet date, the portion of commercial paper borrowings expected to remain outstanding throughout the following year and the amount due under the marine terminal refunding revenue bonds, whose bondholders have the right to put the bonds back to the company.

Amounts due on long-term debt are $8.6 million in 2003, $50.0 million in 2006 and $334.9 million thereafter.

The company has interest rate swap agreements, which expire in March 2005, that exchange variable rate interest obligations on a notional principal amount of $50 million for a fixed rate of 7.6% (see Note 6).

Interest paid, net of amounts capitalized, amounted to $23.8 million, $23.3 million and $26.9 million during 2002, 2001 and 2000, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 2002, 2001 and 2000 amounted to zero, $.2 million and $.2 million, respectively.

NOTE 6-- FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, interest rate swaps and short and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies.
The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company's debt instruments at December 31, 2002 and 2001 approximated $441.0 million and $391.6 million, compared with the carrying value of $401.9 million and $397.2 million, respectively. The company uses derivative financial instruments only to manage well-defined foreign currency and interest rate risks. The company does not use derivative financial instruments for trading purposes.

Effective January 1, 2001, the company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires the company to recognize all derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Derivatives that are not hedges must be adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in value is immediately recognized in earnings. The adoption of SFAS 133 did not have a material cumulative effect on net income as of January 1, 2001, but did result in a $2 million reduction ($1.3 million net of tax) of other comprehensive income.

The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. These contracts relate to transactions with maturities of less than one year. The maximum amount of foreign currency forward contracts outstanding at any one time was $14.8 million in 2002, $17.9 million in 2001 and $24.3 million in 2000. At December 31, 2002, the company had short-term forward contracts to sell currencies at various dates during 2003 for $3.1 million. At December 31, 2001, the company had short-term forward contracts to sell currencies at various dates during 2002 for $4.9 million. These forward contracts are not designated as hedges. Any changes in the fair value of these contracts are recorded in other income. The fair value of these instruments at December 31, 2002 and 2001, and the related adjustment recorded in other income was an unrealized loss of $.1 million and $.2 million, respectively.

The company is exposed to market risk from changes in interest rates. The company's policy is to manage interest expense using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability.

On July 24, 2002, the company terminated its interest rate swap agreements expiring December, 2008, which converted fixed rate interest on $100 million of 5.875% debentures (see Note 5) to a variable rate. At December 31, 2001, the fair value of these swaps was an unrealized gain of $11.9 million. These swaps were designated as fair value hedges of underlying fixed rate debt obligations and were recorded as an increase in noncurrent assets and long-term debt. These interest rate swaps qualified for the short-cut method for assessing hedge effectiveness under SFAS 133. Changes in fair value of the interest rate swaps were offset by the change in fair value of the underlying debt. As a result, there was no impact to earnings in 2002 or 2001 due to hedge ineffectiveness. Gains and losses on terminations of interest rate swap agreements designated as fair value hedges are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of an early extinguishment of the outstanding obligation, any unamortized gain or loss from the swaps would be recognized in the consolidated statement of income at the time of such extinguishment. In terminating the swaps, the company received cash of $18.1 million, and recorded a $17.3 million unrealized gain, net of accrued interest, as an increase in the underlying long-term debt. The unrealized gain will be amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. The carrying value of the unrealized gain at December 31, 2002 is $16.2 million.

At December 31, 2002 and 2001, the company had interest rate swap agreements to convert existing variable rate debt to fixed rates. The fair values of these swaps at December 31, 2002 and 2001 was an unrealized loss of $6.0 million and $4.8 million, respectively. These swaps are designated as cash flow hedges of underlying variable rate debt obligations and are recorded as a noncurrent liability. The adjustments to record the net changes in fair value during 2002 of $1.2 million ($.8 million net of tax) and 2001 of $3.7 million ($2.4 million net of tax) unrealized loss were recorded in other comprehensive income. This includes the transition adjustment of $2.0 million ($1.3 million net of tax) as of January 1, 2001. Ineffectiveness was determined to be immaterial in 2002 and 2001. The company does not expect any significant portion of these existing losses to be reclassified into earnings within the next 12 months.

NOTE 7-- OTHER BALANCE SHEET INFORMATION


                                      2002          2001
                                    --------      --------

Receivables:
Customers  . . . . . . . .          $267,085      $242,408
Affiliates . . . . . . . .             3,804         6,664
Other  . . . . . . . . . .            24,619        29,941
                                    --------      --------
                                    $295,508      $279,013
                                    ========      ========

Receivables are net of allowance for doubtful accounts of $4.4 million in 2002 and $5.3 million in 2001.

                                      2002          2001
                                  ----------    ----------

Property and equipment - at cost:

Land and improvements  . . . .    $  113,698    $  105,795
Buildings and improvements . .       343,241       303,924
Machinery and equipment  . . .     1,311,060     1,190,710
Construction in progress . . .        41,072        47,667
                                  ----------    ----------
                                  $1,809,071    $1,648,096
                                  ==========    ==========

Depreciation and amortization of property and equipment were $91.6 million in 2002, $84.7 million in 2001 and $88.0 million in 2000.

                                      2002          2001
                                    --------      --------

Accrued expenses and
other current liabilities:

Employee compensation . . . . . .   $ 61,334      $ 41,728
Income taxes  . . . . . . . . . .     32,496        28,885
Taxes other than income . . . . .     16,606        19,502
Special charges and acquisition
  assimilation costs. . . . . . .                      150
Other . . . . . . . . . . . . . .     39,835        29,996
                                    --------      --------
                                    $150,271      $120,261
                                    ========      ========


Dividends payable at the end of 2002 and 2001 was $13.4 million and $13.3 million, respectively, and is included in accounts payable.

                                      2002          2001
                                    --------      --------

Noncurrent liabilities:
Pensions  . . . . . . . . . . . .   $ 49,444      $ 14,889
Employee benefits . . . . . . . .     25,223        21,918
Other . . . . . . . . . . . . . .     17,988        18,333
                                    --------      --------
                                    $ 92,655      $ 55,140
                                    ========      ========

NOTE 8-- SHAREHOLDERS' EQUITY
The company has 147 million authorized shares consisting of 2 million shares of serial preferred stock, 25 million shares of serial preference shares and 120 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 34,738,252 and 35,043,787 at December 31, 2002 and 2001, respectively.

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

Accumulated other comprehensive income (loss) shown in the consolidated statements of shareholders' equity at December 31, 2002, 2001, and 2000 is comprised of the following:

                                                                Foreign                                             Accumulated
                                                                Currency         Unrealized       Pension Plan         Other
                                                               Translation   Losses on Interest      Minimum       Comprehensive
                                                               Adjustment        Rate Swaps         Liability           Loss
                                                              -------------------------------------------------------------------
December 31, 1999 . . . . . . . . . . . . . . . . . . . . .    $(53,405)                          $   (545)         $(53,950)
Other comprehensive income:
  Pre-tax . . . . . . . . . . . . . . . . . . . . . . . . .     (26,543)                              (738)          (27,281)
  Tax benefit . . . . . . . . . . . . . . . . . . . . . . .         300                                305               605
                                                               --------                           --------          --------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . .     (26,243)                              (433)          (26,676)
                                                               --------                           --------          --------
December 31, 2000 . . . . . . . . . . . . . . . . . . . . .     (79,648)                              (978)          (80,626)
Other comprehensive income:
  Pre-tax cumulative effect of accounting change - SFAS 133                      $ (2,021)                            (2,021)
  Pre-tax . . . . . . . . . . . . . . . . . . . . . . . . .     (17,022)           (1,715)            (538)          (19,275)
  Tax benefit . . . . . . . . . . . . . . . . . . . . . . .         528             1,308              274             2,110
                                                               --------          --------         --------          --------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . .     (16,494)           (2,428)            (264)          (19,186)
                                                               --------          --------         --------          --------
December 31, 2001   . . . . . . . . . . . . . . . . . . . .     (96,142)           (2,428)          (1,242)          (99,812)
Other comprehensive income:
  Pre-tax . . . . . . . . . . . . . . . . . . . . . . . . .      44,179            (1,181)         (29,331)           13,667
  Tax benefit . . . . . . . . . . . . . . . . . . . . . . .      (1,236)              413            8,917             8,094
                                                               --------          --------         --------          --------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . .      42,943              (768)         (20,414)           21,761
                                                               --------          --------         --------          --------
December 31, 2002 . . . . . . . . . . . . . . . . . . . . .    $(53,199)         $ (3,196)        $(21,656)         $(78,051)
                                                               ========          ========         ========          ========


NOTE 9-- OTHER INCOME (EXPENSE) - NET


                                     2002       2001        2000
                                  ---------  ---------   ---------

Equity earnings of non-
  consolidated companies          $    986   $  2,196    $  1,483
Amortization of goodwill
  and intangible assets . . .       (4,206)   (14,118)    (12,847)
Currency exchange/
  transaction loss  . . . . .         (427)    (3,041)     (1,528)
Other - net . . . . . . . . .       (1,733)      (113)     (1,170)
                                  --------   --------    --------
                                  $ (5,380)  $(15,076)   $(14,062)
                                  ========   ========    ========


NOTE 10-- INCOME TAXES
The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. In estimating future tax consequences, the company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

Income before income taxes consists of the following:

                                    2002        2001       2000
                                  --------    --------   --------

United States . . . . . . . .     $ 95,482    $ 79,576   $ 94,016
Foreign . . . . . . . . . . .       84,906      60,373     76,332
                                  --------    --------   --------
Total . . . . . . . . . . . .     $180,388    $139,949   $170,348
                                  ========    ========   ========

The provision for income taxes consists of the following:

                                    2002        2001       2000
                                  --------    --------   --------

Current:
United States . . . . . . . .      $14,791     $25,891    $14,679
Foreign . . . . . . . . . . .       36,167      22,334     29,861
                                   -------     -------    -------
                                    50,958      48,225     44,540
                                   -------     -------    -------
Deferred:
United States . . . . . . . .        1,208      (4,992)     6,613
Foreign . . . . . . . . . . .        1,950       2,600      1,186
                                   -------     -------    -------
                                     3,158      (2,392)     7,799
                                   -------     -------    -------
Total . . . . . . . . . . . .      $54,116     $45,833    $52,339
                                   =======     =======    =======


The United States tax provision includes the U.S. tax on foreign income distributed to the company. The provision for taxes outside the United States includes withholding taxes.

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

                                     2002        2001       2000
                                   -------     -------    -------

Tax at statutory rate of 35%       $63,136     $48,982    $59,622
State and local taxes  . . . . .     1,876       1,230      1,081
U.S. tax benefit on exports  . .    (4,114)     (4,223)    (4,767)
Technology donation  . . . . . .    (5,163)                (6,027)
Untaxed translation
  (gains)/losses . . . . . . . .     1,625       2,940      2,625
Other - net  . . . . . . . . . .    (3,244)     (3,096)      (195)
                                   -------     -------    -------
Provision for income taxes . . .   $54,116     $45,833    $52,339
                                   =======     =======    =======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

                                              2002          2001
                                            --------      --------

Deferred tax assets:
  Accrued compensation
     and benefits  . . . . . . . . . .      $ 56,362      $ 46,595
  Intercompany profit in inventory . .        10,554         9,267
  Net operating losses
     carried forward.  . . . . . . . .         5,722         6,151
  Other  . . . . . . . . . . . . . . .         6,184         9,436
                                            --------      --------
Total gross deferred tax assets  . . .        78,822        71,449
Less valuation allowance . . . . . . .        (3,602)       (4,303)
                                            --------      --------
Net deferred tax assets  . . . . . . .        75,220        67,146
                                            --------      --------
Deferred tax liabilities:
  Depreciation and other
     basis differences . . . . . . . .       101,475        91,580
  Undistributed foreign
     equity income . . . . . . . . . .         3,199         4,501
  Inventory basis differences  . . . .         1,659           177
  Accrued compensation
     and benefits  . . . . . . . . . .            65         3,889
  Other  . . . . . . . . . . . . . . .         3,067         3,656
                                            --------      --------
Total gross deferred tax liabilities .       109,465       103,803
                                            --------      --------
Net deferred tax liabilities . . . . .      $ 34,245      $ 36,657
                                            ========      ========

At December 31, 2002, certain foreign subsidiaries had net operating loss carryforwards of $18.9 million for income tax purposes, of which $1.7 million expire in years 2002 through 2012 and $17.2 million has no expiration. After evaluating tax planning strategies and historical and projected profitability, a valuation allowance has been recognized to reduce the deferred tax assets related to those carryforwards to the amount expected to be realized. The net change in the total valuation allowance for the years ended December 31, 2002, 2001 and 2000, was a decrease of $.7 million, an increase of $.1 million and a decrease of $1.0 million, respectively.

U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $476.2 million at December 31, 2002. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

Income taxes paid during 2002, 2001 and 2000 were $48.8 million, $49.7 million and $36.4 million, respectively.

NOTE 11-- PENSION, PROFIT SHARING AND
OTHER POSTRETIREMENT BENEFIT PLANS
The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee's compensation. The company's funding policy in the United States is to contribute amounts to satisfy the Internal Revenue Service funding stan-dards and elsewhere to fund amounts in accordance with local regulations. Several of the company's defined benefit plans are not funded. Plan assets are invested principally in marketable equity securities and fixed income instruments.

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

Net periodic pension cost of the company's defined benefit pension plans consists of:

                                      2002         2001        2000
                                    --------     --------    --------

Service cost - benefits
  earned during period . . . . . .  $ 12,648     $ 11,673    $ 10,379
Interest cost on projected
  benefit obligation . . . . . . .    20,467       20,425      17,972
Expected return on
  plan assets  . . . . . . . . . .   (26,685)     (26,860)    (25,809)
Amortization of prior
  service costs  . . . . . . . . .     3,208        3,127       2,124
Amortization of initial
  net asset  . . . . . . . . . . .      (703)      (1,218)     (1,106)
Recognized net
  actuarial gain . . . . . . . . .      (543)      (1,045)     (2,370)
Settlement loss  . . . . . . . . .                    142
                                    --------     --------    --------
Net periodic pension cost  . . . .  $  8,392     $  6,244    $  1,190
                                    ========     ========    ========


The company also has defined contribution plans, principally involving profit sharing plans and a 401(k) savings plan, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $10.0 million in 2002, $9.6 million in 2001 and $7.9 million in 2000.

Net non-pension postretirement benefit cost consists of:

                                      2002         2001        2000
                                    --------     --------    --------
Service cost - benefits
  earned during period   . . . . .   $ 1,636      $ 1,569     $ 1,326
Interest cost on projected
  benefit obligation   . . . . . .     6,509        6,387       5,387
Amortization of prior
  service costs  . . . . . . . . .    (5,180)      (4,501)     (3,173)
Recognized net
  actuarial loss . . . . . . . . .     1,723          944           7
Curtailment gain . . . . . . . . .                 (1,358)
Settlement loss  . . . . . . . . .                    853
                                     -------      -------     -------
Net non-pension postretirement
  benefit cost . . . . . . . . . .   $ 4,688      $ 3,894     $ 3,547
                                     =======      =======     =======

The change in benefit obligation and plan assets for 2002 and 2001 and the amounts recognized in the consolidated balance sheets at December 31 of the company's defined benefit pension and non-pension postretirement plans are as follows:


                                                                            Pension Plans                     Other Benefits
                                                                      -------------------------          -------------------------
                                                                        2002             2001              2002             2001
                                                                      --------         --------          --------         --------
Change in benefit obligation:
Benefit obligation at beginning of year . . . . . . . . . . . .       $311,959          $294,835          $  91,746       $  74,659
  Service cost  . . . . . . . . . . . . . . . . . . . . . . . .         12,648            11,673              1,636           1,569
  Interest cost . . . . . . . . . . . . . . . . . . . . . . . .         20,467            20,425              6,509           6,387
  Plan participants' contributions  . . . . . . . . . . . . . .            249               202              1,879
  Actuarial loss  . . . . . . . . . . . . . . . . . . . . . . .         15,694            15,269             11,181          42,846
  Currency exchange rate change . . . . . . . . . . . . . . . .         11,589            (5,147)               233            (114)
  Amendments  . . . . . . . . . . . . . . . . . . . . . . . . .          2,126             2,592                            (26,312)
  Acquisitions  . . . . . . . . . . . . . . . . . . . . . . . .                                                                 719
  Divestitures  . . . . . . . . . . . . . . . . . . . . . . . .             (5)
  Curtailments  . . . . . . . . . . . . . . . . . . . . . . . .                                                             (1,600)
  Benefits paid . . . . . . . . . . . . . . . . . . . . . . . .        (18,829)          (27,890)            (6,660)         (6,408)
                                                                     ---------          --------          ---------       ---------
Benefit obligation at end of year . . . . . . . . . . . . . . .        355,898           311,959            106,524          91,746
                                                                     ---------          --------          ---------       ---------
Change in plan assets:
  Fair value of plan assets at beginning of year  . . . . . . .        273,714           319,635
     Actual return on plan assets . . . . . . . . . . . . . . .        (19,267)          (21,145)
     Divestitures . . . . . . . . . . . . . . . . . . . . . . .             (5)
     Employer contributions . . . . . . . . . . . . . . . . . .          5,218             4,400              6,660           6,408
     Plan participants' contributions . . . . . . . . . . . . .            249   .           202
     Currency exchange rate change. . . . . . . . . . . . . . .          8,020            (1,488)
     Benefits paid  . . . . . . . . . . . . . . . . . . . . . .        (18,829)          (27,890)            (6,660)         (6,408)
                                                                     ---------          --------          ---------       ---------
  Fair value of plan assets at end of year  . . . . . . . . . .        249,100           273,714
                                                                     ---------          --------          ---------       ---------
Plan assets greater (less) than the benefit obligation  . . . .       (106,798)          (38,245)          (106,524)        (91,746)
  Unrecognized net loss.  . . . . . . . . . . . . . . . . . . .         89,510            24,138             44,809          35,755
  Unrecognized net transition obligation (asset)  . . . . . . .           (957)           (1,488)
  Unrecognized prior service cost   . . . . . . . . . . . . . .         26,100            26,847            (39,965)        (45,556)
                                                                     ---------          --------          ---------       ---------
Net amount recognized . . . . . . . . . . . . . . . . . . . . .      $   7,855          $ 11,252          $(101,680)      $(101,547)
                                                                     =========          ========          =========       =========

Amount recognized in the consolidated balance sheets:
  Prepaid benefit cost  . . . . . . . . . . . . . . . . . . . .      $  27,778          $ 27,934
  Accrued benefit liability . . . . . . . . . . . . . . . . . .        (55,798)          (20,361)         $(101,680)      $(101,547)
  Accumulated other comprehensive income  . . . . . . . . . . .         31,445             2,114
  Intangible asset  . . . . . . . . . . . . . . . . . . . . . .          4,430             1,565
                                                                     ---------          --------          ---------       ---------
Net amount recognized . . . . . . . . . . . . . . . . . . . . .      $   7,855          $ 11,252          $(101,680)      $(101,547)
                                                                     =========          ========          =========       =========

The weighted-average assumptions as of December 31:
  Discount rate for determining funded status . . . . . . . . .           6.34%            6.67%               6.7%            7.31%
  Expected return on plan assets  . . . . . . . . . . . . . . .           8.34%            8.45%
  Rate of compensation increase . . . . . . . . . . . . . . . .           3.78%            3.82%



The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $355.2 million and $248.4 million, respectively, as of December 31, 2002, and $304.2 million and $265.6 million, respectively, as of December 31, 2001. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $121.9 million and $85.6 million, respectively, as of December 31, 2002, and $23.7 million and $7.1 million, respectively, as of December 31, 2001.

The weighted-average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company's postretirement benefit plans at December 31, 2002, was 8.77%, (8.82% at December 31, 2001), with subsequent annual decrements to an ultimate trend rate of 4.95% by 2009. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2002:

                                            One-Percentage-Point
                                           ----------------------
                                           Increase      Decrease
                                           --------      --------
Effect on postretirement
  benefit obligation . . . . . . . . . .    $25,254      $(20,208)
Effect on total service and interest . .
  cost components  . . . . . . . . . . .    $ 1,766      $ (1,341)

NOTE 12-- LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railroad tank cars and various computer and office equipment. Rental expense was $15.6 million in 2002, $14.0 million in 2001 and $16.2 million in 2000. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $12.6 million in 2003, $7.8 million in 2004, $6.7 million in 2005, $3.5 million in 2006, $2.8 million in 2007 and $8.6 million thereafter. Minimum rental commitments are net of estimated credits for railroad usage of $1.7 million in 2003, $1.4 million in 2004, $1.2 million in 2005, $.7 million in 2006, $.4 million in 2007 and $.3 million thereafter.

NOTE 13-- BUSINESS SEGMENTS AND
GEOGRAPHIC REPORTING
Beginning in 2002, the company reorganized its product lines into four principal operating segments: fluid technologies for transportation, fluid technologies for industry, advanced fluid systems and emulsified products. Accordingly, the segment information for prior years has been restated to conform to the current operating structure.

Fluid technologies for transportation (FTT) is comprised of additives for lubricating engine oils, such as gasoline, diesel, marine and stationary gas engines and additive components; additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants; and additives for fuel products and refinery and oil field chemicals. In addition, this segment sells additive components and viscosity improvers within its lubricant and fuel additives product lines. The company's fluid technologies for transportation product lines are generally produced in shared company manufacturing facilities and sold largely to a common customer base. Fluid technologies for industry
(FTI) includes industrial additives, such as additives for hydraulic, grease and metalworking fluids and compressor lubricants; and performance chemicals, such as additives for coatings and inks, defoamers and process chemicals. The advanced fluid systems and emulsified products operating segments do not constitute reportable business segments. The results of these two operating segments have been aggregated into the all other segment. Advanced fluid systems is comprised of fluid metering devices, particulate emission trap devices, and FluiPak(TM) sensor systems, and emulsified products is comprised of PuriNOx(TM) low-emissions diesel fuel.

The company's accounting policies for its operating segments are the same as those described in Note 2. The company evaluates performance and allocates resources based on segment contribution income, which is revenues less expenses directly identifiable to the product lines aggregated within each segment, as well as projected future returns.

The following table presents a summary of the company's reportable segments for the years ended December 31:

                                     2002        2001        2000
                                  ----------  ----------  ----------

Fluid technologies
for transportation:
  Revenues from
     external customers . . . .   $1,576,000  $1,520,710  $1,451,194
  Equity earnings . . . . . . .          923       4,078       3,066
  Goodwill and intangibles
     amortization . . . . . . .        2,924       5,593       5,290
  Segment contribution
     income . . . . . . . . . .      312,129     283,413     272,022
  Segment total assets  . . . .    1,121,387   1,079,903   1,145,131
  Capital expenditures  . . . .       56,965      60,304      79,762
  Depreciation  . . . . . . . .       83,624      78,208      81,769
Fluid technologies
for industry:
  Revenues from
     external customers . . . .   $  382,425  $  300,247  $  296,881
  Equity earnings . . . . . . .           63         280         172
  Goodwill and intangibles
     amortization . . . . . . .        1,282       7,410       6,414
  Segment contribution
     income . . . . . . . . . .       70,236      46,522      56,306
  Segment total assets  . . . .      326,728     212,137     201,047
  Capital expenditures  . . . .        8,043       5,586       5,623
  Depreciation  . . . . . . . .        7,019       5,570       5,297
All other:
  Revenues from
     external customers . . . .   $   25,442  $   23,687  $   27,705
  Equity earnings (loss)  . . .                   (2,162)     (1,755)
  Goodwill and intangibles
     amortization . . . . . . .                    1,155       1,143
  Segment contribution
     income (loss)  . . . . . .      (10,249)    (18,175)    (10,916)
  Segment total assets  . . . .       22,278      29,303      36,386
  Capital expenditures  . . . .          277         426         372
  Depreciation  . . . . . . . .          982         936         921
Reconciliation to
consolidated income
before tax:
  Segment contribution
     income . . . . . . . . . .   $  372,116  $  311,760  $  317,412
  Corporate expenses  . . . . .     (172,923)   (150,217)   (149,264)
  Corporate other
     income (loss)  . . . . . .       (2,204)     (3,340)     (3,421)
  Gain from litigation
     settlement . . . . . . . .                               19,395
  Special (charges) credits . .                                4,484
  Interest expense - net  . . .      (16,601)    (18,254)    (18,258)
                                  ----------  ----------   ---------
  Income before income
     taxes and cumulative
     effect of change in
     accounting principle . . .   $  180,388  $  139,949   $ 170,348
                                  ==========  ==========   =========

                                      2002         2001         2000
                                   ----------   ----------   ----------

Revenues from
external customers
by product group:
  Engine oil additives . . . . . . $1,075,246   $1,018,935   $  943,998
  Driveline oil additives  . . . .    412,416      396,683      389,692
  Fuel additives and
     refinery oil additives  . . .     67,820       75,563       91,037
  Additive components  . . . . . .     20,518       29,529       26,467
                                   ----------   ----------   ----------
  Fluid technologies for
     transportation  . . . . . . .  1,576,000    1,520,710    1,451,194
                                   ----------   ----------   ----------
  Industrial additives . . . . . .    194,782      182,374      184,650
  Performance chemicals  . . . . .    187,643      117,873      112,231
                                   ----------   ----------   ----------
  Fluid technologies
     for industry  . . . . . . . .    382,425      300,247      296,881
                                   ----------   ----------   ----------
  All Other  . . . . . . . . . . .     25,442       23,687       27,705
                                   ----------   ----------   ----------
Total revenues from
  external customers . . . . . . . $1,983,867   $1,844,644   $1,775,780
                                   ==========   ==========   ==========

In order to conform amounts to current-year classifications, prior-year 2001 and 2000 amounts have been restated to reflect reclassifications of products between fluid technologies for transportation and fluid technologies for industry operating segments and to reflect the exclusion for internal management reporting purposes, effective January 1, 2000, of excess production capacity from product costs.

Revenues are attributable to countries based on the location of the customer. The United States of America is the only country where sales to external customers comprise in excess of 10% of the company's consolidated revenues. Revenues from external customers by geographic zone are as follows:

                                      2002         2001         2000
                                   ----------   ----------   ----------

United States of America . . . .   $  810,754   $  738,306   $  698,731
Other North American . . . . . .       87,737       84,968       65,514
Europe, Middle East  . . . . . .      552,695      512,144      493,726
Asia-Pacific . . . . . . . . . .      405,422      377,193      380,555
Latin America  . . . . . . . . .      127,259      132,033      137,254
                                   ----------   ----------   ----------
Total revenues from
  external customers . . . . . .   $1,983,867   $1,844,644   $1,775,780
                                   ==========   ==========   ==========


The company's sales and receivables are concentrated in the oil and chemical industries. The company's lubricant and fuel additive customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. The 10 largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, com-prised approximately 55% of consolidated sales in 2002, 53% of consolidated sales in 2001 and 48% of consolidated sales in 2000. In 2002, the company's first and second largest customers, including their affiliated entities, predominantly within fluid technologies for transportation segment, accounted for revenues of $229.7 million and $195.2 million, respectively. In 2001, there was no single customer that accounted for more than 10% of revenues. In 2000, the company's largest single customer, including its affiliated entities, predominantly within fluid technologies for transportation segment, accounted for revenues of $185.3 million. The table below presents a reconciliation of segment total assets to consolidated total assets for the years ended December 31:

                                      2002         2001         2000
                                   ----------   ----------   ----------

Total segment assets . . . . . .   $1,470,393   $1,321,343   $1,382,564
Corporate assets . . . . . . . .      389,744      340,976      276,926
                                   ----------   ----------   ----------
Total consolidated assets  . . .   $1,860,137   $1,662,319   $1,659,490
                                   ==========   ==========   ==========


Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments, investments accounted for on the cost basis and other current and noncurrent assets.

The company's principal long-lived assets are located in the following countries at December 31:

                                      2002         2001         2000
                                    --------     --------     --------

United States  . . . . . . . . .    $617,410     $532,827     $535,909
France   . . . . . . . . . . . .      69,421       66,638       77,806
England  . . . . . . . . . . . .      81,267      106,008      114,174
All other  . . . . . . . . . . .     122,571      105,366      119,946
                                    --------     --------     --------
Total long-lived assets  . . . .    $890,669     $810,839     $847,835
                                    ========     ========     ========

Net income of non-U.S. subsidiaries was $41 million in 2002, $35 million in 2001 and $45 million in 2000; dividends received from these subsidiaries were $12 million, $55 million and $31 million, respectively.

NOTE 14-- STOCK COMPENSATION PLANS
The 1991 Stock Incentive Plan provides for the granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Options are intended either to qualify as "incentive stock options" under the Internal Revenue Code or to be "non-statutory stock options" not intended to so qualify. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years, and expire up to 10 years after grant. "Reload options," which are options to purchase additional shares if a grantee uses already-owned shares to pay for an option exercise, are granted automatically once per year for options granted prior to March 28, 2000, under the 1991 Plan; may be granted at the discretion of the administering committee under the 1985 Employee Stock Option Plan and for options granted on or after March 28, 2000, under the 1991 Plan; and have been eliminated under the 1991 Plan for grants of options occurring on or after November 11, 2002. The 1991 Plan generally supersedes the 1985 Plan, although options outstanding under the 1985 Plan remain exercisable until their expiration dates. The option price for stock options under the 1985 Plan is the fair market value of the shares on the date of grant. The option price for stock options under the 1991 Plan is not less than the fair market value of the shares on the date of grant. Both plans permit or permitted the granting of stock appreciation rights in connection with the grant of options. In addition, the 1991 Plan provides to each outside director of the company an automatic annual grant of an option to purchase 2,500 common shares, with terms generally comparable to employee stock options. In 2001, the 1991 Plan provided for the grant to each outside director of a one-time additional option to purchase 2,500 common shares as an incentive relating to Lubrizol's five-year strategic initiatives.

Under the 1991 Stock Incentive Plan, the company has granted performance share stock awards to certain executive officers. Common shares equal to the number of performance share stock awards granted will be issued if the market price of the company's common stock reaches $45 per common share for 10 consecutive trading days, or on March 24, 2003, whichever occurs first. Under certain conditions such as retirement, a grantee of performance share stock awards may be issued a prorata number of common shares. The market value of the company's common shares at date of grant of the performance share stock awards was $33.45 per share (for 500 awards) in 2002, $30.40 per share (for 750 awards) in 2001, $28.06 per share (for 3,000 awards) and $25.38 (for 1,500 awards) in 2000. The company recognizes compensation expense related to performance share stock awards ratably over the estimated period of vesting. Compensation costs recognized for performance share stock awards were approximately $56 thousand in 2002, $50 thousand in 2001 and $.1 million in 2000.

Under a supplemental retirement plan, an account for the participant is credited with 500 share units each year and is credited with additional share units for quarterly dividends paid on the company's shares. When the participant retires, the company will issue shares equal to the number of share units in the participant's account. The company has allocated 546, 528 and 517 share units under this plan in 2002, 2001 and 2000, respectively. At December 31, 2002, 1,591 share units were outstanding. Compensation costs recognized for this plan were less than $20 thousand per year in 2002, 2001 and 2000.

Under the deferred stock compensation plan for outside directors, each nonemployee director receives 500 share units on each October 1 and is credited with additional share units for quarterly dividends paid on the company's shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director's account. The company has allocated to nonemployee directors 6,208, 6,028 and 6,210 share units under this plan in 2002, 2001 and 2000, respectively. Director fee expense recognized for share units was approximately $.2 million in 2002, $.2 million in 2001 and $.1 million in 2000. At December 31, 2002, 36,251 share units for nonemployee directors were outstanding.

In addition, under a separate deferred compensation plan for outside directors, the company has allocated to nonemployee directors 573, 547 and 747 share units under this plan in 2002, 2001 and 2000, respectively. These share units continue to accrue quarterly dividends paid on the company's shares. When a participant ceases to be a director, the company issues share equal to the number of share units in the director's account. At December 31, 2002, 18,236 share units for nonemployee directors were outstanding. Director fee expense recognized for share units for this plan were less than $20 thousand per year in 2002, 2001 and 2000.

Under the deferred compensation plan for executive officers, participants may elect to defer any amount of their variable pay. Deferred amounts are converted into share units based on the current market price of the company's shares, which are then multiplied by 1.25. Additional share units are credited for quarterly dividends paid on the company's shares. At the end of the deferral period, which is at least three years, the company issues shares equal to the number of share units in the participant's account. The company has allocated to executive officers 8,010, 16,628 and 26,787 share units under this plan in 2002, 2001 and 2000, respectively. Compensation costs recognized for share units were approximately $.3 million in 2002, $.5 million in 2001 and $.7 million in 2000. At December 31, 2002, 61,588 share units for executive officers were outstanding.

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

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:

                                      2002       2001       2000
                                      ----       ----       ----

1991 plan:
  Risk-free interest rate . . . . .   5.2%       5.1%       6.0%
  Dividend yield  . . . . . . . . .   3.1%       2.9%       4.0%
  Volatility  . . . . . . . . . . .    24%        25%        27%
  Expected life (years) . . . . . .   8.4        9.7        9.8
Performance share plan:
  Risk-free interest rate . . . . .   2.4%       3.2%       6.5%
  Dividend yield  . . . . . . . . .   3.1%       2.9%       4.0%
  Volatility  . . . . . . . . . . .    24%        25%        27%
  Expected life (years) . . . . . .   1.0        2.0        3.0


If the fair value method to measure compensation cost for the company's stock compensation plans had been used, including the performance share stock awards, the company's net income would have been reduced by $6.1 million in 2002, $6.0 million in 2001 and $3.6 million in 2000 with a corresponding reduction in net income per share of $.12 in 2002, $.12 in 2001 and $.07 in 2000.

Information regarding these option plans, excluding the performance share stock awards, follows:

                                                  Weighted-
                                                  Average
                                      Shares    Exercise Price
                                     ---------  --------------

Outstanding, January 1, 2002 . .     4,827,266      $30.74
Granted  . . . . . . . . . . . .       949,102       34.06
Exercised  . . . . . . . . . . .      (396,420)      29.25
Forfeited  . . . . . . . . . . .      (107,225)      34.11
                                     ---------
Outstanding, December 31, 2002 .     5,272,723      $31.38
                                     =========      ======
Options exercisable,
  December 31, 2002  . . . . . .     3,560,650      $31.10
                                     =========      ======
Weighted-average fair value of
  options granted during
  the year . . . . . . . . . . .                    $ 8.99
                                                    ======

                                                             Weighted-
                                                              Average
                                            Shares          Exercise Price
                                           ---------        --------------

Outstanding, January 1, 2001  . . . . . .  4,624,135           $30.68
Granted . . . . . . . . . . . . . . . . .  1,461,945            30.39
Exercised . . . . . . . . . . . . . . . .   (911,696)           28.05
Forfeited . . . . . . . . . . . . . . . .   (347,118)           35.64
                                           ---------
Outstanding, December 31, 2001  . . . . .  4,827,266           $30.74
                                           =========           ======
Options exercisable,
  December 31, 2001 . . . . . . . . . . .  2,850,184           $31.73
                                           =========           ======
Weighted-average fair value of
  options granted during the year . . . .                      $ 8.69
                                                               ======
Outstanding, January 1, 2000  . . . . . .  3,968,742           $31.06
Granted . . . . . . . . . . . . . . . . .    816,136            28.02
Exercised . . . . . . . . . . . . . . . .    (77,898)           20.41
Forfeited . . . . . . . . . . . . . . . .    (82,845)           32.08
                                           ---------
Outstanding, December 31, 2000  . . . . .  4,624,135           $30.68
                                           =========           ======
Options exercisable,
  December 31, 2000 . . . . . . . . . . .  3,415,820           $31.87
                                           =========           ======
Weighted-average fair value of
  options granted during the year . . . .                       $7.49
                                                               ======


Information regarding the performance share stock awards follows:

                                                        Shares
                                                        ------

Outstanding, January 1, 2002 . . . . . . . . . . .      66,250
Granted  . . . . . . . . . . . . . . . . . . . . .         500
Forfeited  . . . . . . . . . . . . . . . . . . . .        (918)
Common Shares Issued . . . . . . . . . . . . . . .      (5,082)
                                                        ------
Outstanding, December 31, 2002 . . . . . . . . . .      60,750
                                                        ======

Outstanding, January 1, 2001 . . . . . . . . . . .      65,500
Granted  . . . . . . . . . . . . . . . . . . . . .         750
                                                        ------
Outstanding, December 31, 2001 . . . . . . . . . .      66,250
                                                        ======

Outstanding, January 1, 2000 . . . . . . . . . . .      67,000
Granted  . . . . . . . . . . . . . . . . . . . . .       4,500
Forfeited  . . . . . . . . . . . . . . . . . . . .      (3,043)
Common Shares Issued . . . . . . . . . . . . . . .      (2,957)
                                                        ------
Outstanding, December 31, 2000 . . . . . . . . . .      65,500
                                                        ======


The weighted-average fair value per share was $32.16 in 2002, $28.69 in 2001 and $24.11 in 2000.

The following table summarizes information about stock options outstanding, excluding the performance share stock awards, at December 31, 2002:


                                           Options Outstanding                                  Options Exercisable
                              ------------------------------------------------------      --------------------------------
                                Number        Weighted-Average          Weighted-           Number            Weighted-
Range of                      Outstanding        Remaining               Average          Exercisable          Average
exercise prices               at 12/31/02      Contractual Life       Exercise Price      at 12/31/02       Exercise Price
                              -----------      ----------------       --------------      -----------       --------------
$19 - $25 . . . . . . .          320,553             6.1 Years           $21.35               319,303           $21.35
 25 -  31 . . . . . . .        2,743,385             6.9                  29.51             1,894,712            29.35
 31 -  38 . . . . . . .        2,202,649             5.5                  35.15             1,340,499            35.84
 38 -  45 . . . . . . .            6,136             5.1                  38.32                 6,136            38.32
                               ---------                                                    ---------
                               5,272,723             6.2                 $31.38             3,560,650           $31.10
                               =========             ===                 ======             =========           ======


NOTE 15-- ACQUISITIONS AND INVESTMENTS IN
NONCONSOLIDATED SUBSIDIARIES
In 2002, the company completed several acquisitions, primarily in the fluid technologies for industry segment, for cash of $86.7 million. In the first quarter, the company acquired Kabo Unlimited, Inc., which specializes in the development, manufacture and sale of antifoam and defoaming agents to the food, fermentation, mining and wastewater industries. Kabo's product lines expand the company's defoamer business. In the second quarter, the company acquired Chemron Corporation, which formulates, produces and supplies specialty surfactants used in personal care products, industrial cleaners and a wide range of other consumer and industrial products. The acquisition extends the company's existing surfactants business into growth markets where the company had not previously competed. In October 2002, the company acquired Dock Resins Corporation, which develops, manufactures and sells proprietary polymers including acrylic, methacrylic, alkyd, and polyester resins to customers in the paint and coatings, printing ink, laminating, adhesives and sealants, and grease markets. In October 2002, the company also acquired Intermountain Specialties, Inc., known as Brose Chemical Company, which has product lines that complement the company's integrated defoamer business that are now manufactured in the Kabo foam control facility. Annualized 2002 revenues for these acquisitions in the aggregate are approximately $85 million.

Effective January 1, 2002, the company began accounting for the investment in its India joint venture, Lubrizol India Private Limited (Lubrizol India), through consolidation because an amendment to the joint venture agreement gave the company control as of that date. The company has ownership of 50% of the voting shares. The amended joint venture agreement grants the company the authority to appoint three of Lubrizol India's six board directors and the unilateral and perpetual ability to appoint its managing director. Further, the amended joint venture agreement delegates to the managing director the authority to make all significant decisions to run the day-to-day business of Lubrizol India. The company had previously accounted for its investment under the equity method of accounting because the company's joint venture partner held certain substantive participating rights, which were eliminated with the amendment to the joint venture agreement. The change to consolidate Lubrizol India had the effect of increasing revenues and total cost and expenses by $50.4 million and $41.1 million, respectively, for the year-ended 2002. The change had no impact on net income, but resulted in the recording of 100% of Lubrizol India's assets and liabilities, which is offset by our partner's minority interest.

The fair value of assets acquired and liabilities assumed in the 2002 acquisitions and the impact on the balance sheet from the consolidation of Lubrizol India is as follows:

                                                       Assets and
                                                    Liabilities Acquired
                                                         In 2002
                                                    --------------------

Cash  . . . . . . . . . . . . . . . . . . . . . . .     $  2,762
Receivables . . . . . . . . . . . . . . . . . . . .       23,463
Inventories . . . . . . . . . . . . . . . . . . . .       25,816
Prepaid assets. . . . . . . . . . . . . . . . . . .          767
Property  . . . . . . . . . . . . . . . . . . . . .       43,752
Investment in equity affiliates (Lubrizol India). .      (22,911)
Goodwill  . . . . . . . . . . . . . . . . . . . . .       32,672
Intangibles . . . . . . . . . . . . . . . . . . . .       17,185
Other assets  . . . . . . . . . . . . . . . . . . .          482
                                                        --------
Total Assets  . . . . . . . . . . . . . . . . . . .      123,988
                                                        --------

Short-term debt . . . . . . . . . . . . . . . . . .        1,006
Accounts payable  . . . . . . . . . . . . . . . . .       10,984
Accrued expenses  . . . . . . . . . . . . . . . . .        1,495
Long-term debt  . . . . . . . . . . . . . . . . . .        1,248
Minority interest . . . . . . . . . . . . . . . . .       22,584
                                                        --------
Total liabilities . . . . . . . . . . . . . . . . .       37,317
                                                        --------
Increase in net assets from acquisitions and
  consolidation of LZ India . . . . . . . . . . . .     $ 86,671
                                                        ========


In 2001, the company spent $14.7 million on an acquisition to purchase ROSS Chem, Inc., a manufacturer and supplier of antifoam and defoaming agents, with annual revenues of $10.0 million, that expanded the company's product lines in metal-working and paints, coatings and inks. Also in 2001, the company dissolved the joint venture with GE Transportation Systems and replaced the joint venture with separate cross-licensing agreements.

In 2000, the company acquired certain assets of a metalworking additive company with 1999 revenues of approximately $20 million; acquired an additional 10% interest in its India joint venture, bringing the ownership interest up to 50%; and invested in a joint venture with GE Transportation Systems relating to products and services for diesel engine fluids. The company's aggregate invest-ment in these acquisitions was approximately $41 million.

NOTE 16-- SPECIAL CHARGES
In 2000, the company completed a cost reduction program, which began in the third quarter of 1999, involving the downsizing of the Painesville, Ohio, manufacturing facility. This resulted in the reduction of approximately 5% of the company's workforce in 2000, or 187 employees, and the shutdown of 20 of Painesville's 36 production systems. Approximately 23% of the workforce reduction and shutdown of 12 of the production systems occurred during 1999. The remainder of the workforce reduction and production system shutdowns was completed in 2000.

The company initially recognized a special charge of $20.8 million related to this program in the third quarter of 1999. In the second quarter of 2000, the company recorded an adjustment of $2.6 million to reduce the amount of the special charge related to this program, principally because the cost of workforce reductions at the company's Painesville facility was less than originally anticipated. After-tax this adjustment increased net income by $1.7 million or $.03 per share. In the fourth quarter of 2000, the company recorded a pre-tax adjustment of $1.9 million ($1.2 million after-tax or $.02 per share), to further reduce the amount of the special charge due to lower than anticipated equipment dismantling costs ($1.5 million) and lower workforce reduction costs ($.4 million).

As adjusted, the cost reduction program included workforce reduction cost estimated at $5.5 million and other exit costs estimated at $10.8 million, including $7.4 million related to asset impairments for production units to be taken out of service. Cash expenditures were minimal in 2002 and were approximately $1.8 million, and $.9 million in 2001 and 2000, respectively.

NOTE 17-- LITIGATION
The company previously filed claims against Exxon Corporation and/or its affiliates relating to various commercial matters, including alleged infringements by Exxon of certain of the company's patents.

On October 12, 2000, the company reached a settlement of all pending patent litigation with Imperial Oil Limited (Imperial), a Canadian affiliate of Exxon Mobil Corporation. Under the settlement agreement, Lubrizol received cash of $25.0 million in October 2000. After deducting related expenses, this settlement increased pre-tax income by $19.4 million in 2000.

The company is party to lawsuits, threatened lawsuits, and other claims arising out of the normal course of business. Management is of the opinion that any liabilities that may result are adequately covered by insurance, or to the extent not covered by insurance, are adequately accrued for at December 31, 2002, or would not be significant in relation to the company's financial position at December 31, 2002, or its results of operations for the year then ended.

HISTORICAL SUMMARY

(IN MILLIONS, EXCEPT SHAREHOLDERS, EMPLOYEES AND PER SHARE DATA)         2002            2001            2000            1999
                                                                     ------------------------------------------------------------
OPERATING RESULTS:
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,983.9         $1,844.6         $1,775.8         $1,780.3
Total cost and expenses . . . . . . . . . . . . . . . . . . . .        1,781.5          1,671.4          1,597.0          1,554.5
Other income (charges)  . . . . . . . . . . . . . . . . . . . .          (22.0)           (33.3)            (8.4)           (30.5)
Income before cumulative effect
   of change in accounting principle  . . . . . . . . . . . . .          126.3             94.1            118.0            123.0
Cumulative effect of change in accounting
   principle  . . . . . . . . . . . . . . . . . . . . . . . . .           (7.8)
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .          118.5             94.1            118.0            123.0
   - Before unusual items(*)  . . . . . . . . . . . . . . . . .          126.3             94.1            103.1            125.3
Income per share before cumulative effect
   of change in accounting principle  . . . . . . . . . . . . .           2.45             1.84             2.22             2.25
Cumulative effect of change in accounting
   principle per share  . . . . . . . . . . . . . . . . . . . .          (0.15)
Net income per share  . . . . . . . . . . . . . . . . . . . . .           2.30             1.84             2.22             2.25
   - Before unusual items(*)  . . . . . . . . . . . . . . . . .           2.45             1.84             1.94             2.30

 FINANCIAL RATIOS:

Gross profit percentage . . . . . . . . . . . . . . . . . . . .           28.5             27.4             27.8             30.9
Percent of revenues:
   Selling and administrative expenses  . . . . . . . . . . . .            9.9              9.6              9.5             10.2
   Research and testing expenses  . . . . . . . . . . . . . . .            8.5              8.6              8.5              8.2
Return on average shareholders' equity (%)  . . . . . . . . . .           14.4             12.3             15.3             15.8
   - Before unusual items(*) (%)  . . . . . . . . . . . . . . .           15.4             12.3             13.4             16.1
Debt to capitalization (%)  . . . . . . . . . . . . . . . . . .           31.6             33.9             34.5             33.8
Current ratio   . . . . . . . . . . . . . . . . . . . . . . . .            3.0              2.9              2.6              2.5

 OTHER INFORMATION:
Dividends declared per share  . . . . . . . . . . . . . . . . .          $1.04            $1.04            $1.04            $1.04
Average common shares outstanding . . . . . . . . . . . . . . .           51.5             51.2             53.1             54.6
Capital expenditures  . . . . . . . . . . . . . . . . . . . . .          $65.3            $66.3            $85.8            $64.9
Depreciation expense  . . . . . . . . . . . . . . . . . . . . .           91.6             84.7             88.0             88.3

At year end:
   Total assets . . . . . . . . . . . . . . . . . . . . . . . .       $1,860.1         $1,662.3         $1,659.5         $1,682.4
   Total debt . . . . . . . . . . . . . . . . . . . . . . . . .          401.9            397.2            395.9            403.0
   Total shareholders' equity . . . . . . . . . . . . . . . . .          869.3            773.2            752.3            790.1
   Shareholders' equity per share . . . . . . . . . . . . . . .          16.89            15.12            14.66            14.50
   Common share price . . . . . . . . . . . . . . . . . . . . .          30.50            35.09            25.75            30.88
   Number of shareholders . . . . . . . . . . . . . . . . . . .          4,081            4,335            4,681            5,126
   Number of employees  . . . . . . . . . . . . . . . . . . . .          5,231            4,530            4,390            4,074


(*) Unusual items include special charges and credits for restructuring and for write-off of purchased technology, gains on investments, litigation settlement gains and the cumulative effect of a change in accounting principle (SFAS 142 in 2002 and SFAS 106 in 1993).

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


    1998            1997            1996            1995            1994            1993          1992
---------------------------------------------------------------------------------------------------------
 $1,650.2        $1,706.9        $1,629.2        $1,663.6        $1,599.0        $1,525.5        $1,552.2
  1,496.3         1,474.6         1,434.6         1,478.0         1,397.0         1,362.2         1,390.5
    (35.0)           (1.1)           56.1            40.0            49.4           (43.6)           15.4

     71.2           154.9           169.8           151.6           175.6            85.0           124.6

                                                                                   (39.4)

     71.2           154.9           169.8           151.6           175.6            45.6           124.6
     86.5           154.9           135.2           126.6           148.8           113.5           124.6

     1.27            2.68            2.80            2.37            2.67            1.25            1.81

                                                                                   (0.58)

     1.27            2.68            2.80            2.37            2.67             .67            1.81
     1.55            2.68            2.23            1.98            2.26            1.67            1.81

     29.2            32.1            31.4            31.5            32.7            32.0            31.7

     10.9            10.0             9.7             9.8            10.0            10.4            11.7
      9.1             8.6             9.9            10.8            10.3            11.2            10.0
      9.0            19.0            20.4            18.0            22.5             5.9            15.4
     10.9            19.0            16.2            15.1            19.0            14.6            15.4
     35.8            21.3            19.5            22.5            16.8             8.7             5.6
      2.5             2.5             2.6             2.4             2.5             2.5             2.9

    $1.04          $ 1.01           $ .97          $  .93          $  .89          $  .85           $ .81
     55.9            57.8            60.7            63.8            65.7            67.7            69.0
    $93.4          $100.7           $94.3          $189.3          $160.5          $127.9           $95.8
     79.7            82.7            78.7            71.8            63.9            59.6            58.4

 $1,643.2        $1,462.3        $1,402.1        $1,492.0        $1,394.4        $1,182.6        $1,127.1
    429.3           220.3           198.5           247.1           167.9            69.6            48.4
    769.1           815.4           819.4           849.0           832.0           732.2           819.4
    14.10           14.31           14.00           13.48           12.83           11.00           11.97
    25.69           36.88           31.00           27.75           33.88           34.13           27.25
    5,609           5,661           5,764           6,304           6,494           6,616           6,822
    4,324           4,291           4,358           4,601           4,520           4,613           4,609
