Form 10-K, Exhibit 13
period 2004-12-31
LUBRIZOL CORP
filed 2005-03-04
CIK 60751

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements, the notes thereto and the historical summary appearing elsewhere in this annual report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends that might appear, should not be taken as indicative of future operations. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in such forward-looking statements as a result of various factors, including those described under the section “Cautionary Statements for Safe Harbor Purposes” included elsewhere in this annual report.

Overview

GENERAL We are an innovative specialty chemical company that produces and supplies technologies that improve the quality and performance of our customers’ products in the global transportation, industrial and consumer markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of approximately 2,800 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers’ products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher-growth markets such as personal care and pharmaceutical products and performance coatings and inks. Our specialty materials products are also used in a variety of industries, including the construction, sporting goods, medical products and automotive industries. We are an industry leader in the majority of our businesses.

     We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 27 countries, including production facilities in 21 countries and laboratories in nine countries through the efforts of approximately 7,800 employees. We sell our products in more than 100 countries and believe that our customers value our ability to provide customized, high-quality, cost-effective performance formulations and solutions worldwide. We also believe that our customers value our global supply chain capabilities.

     On June 3, 2004, we completed the acquisition of Noveon International, Inc. (Noveon International), a leading global producer and marketer of technologically advanced specialty materials and chemicals used in the industrial and consumer markets. With the acquisition of Noveon International, we have accelerated our program to attain a substantial presence in the personal care and coatings markets by adding a number of higher-growth, industry-leading products under highly recognizable brand names, including Carbopol®, to our already strong portfolio of lubricant and fuel additives, and consumer products. Additionally, Noveon International has a number of industry-leading and strong, cash flow-generating specialty materials businesses, including TempRite® chlorinated polyvinyl chloride (CPVC) and Estane® thermoplastic polyurethane (TPU).

     Noveon International was acquired for cash of $920.2 million (inclusive of certain seller expenses of $32.9 million) plus transaction costs of $11.4 million and less cash acquired of $103.0 million. In addition, we assumed $1,103.1 million of long-term indebtedness from Noveon International. Noveon International had 2003 revenues of $1,135.9 million.

     The acquisition and related costs were initially financed with the proceeds of a $2,450.0 million 364-day bridge credit facility. Shortly after the acquisition, we repaid substantially all of the assumed debt with proceeds of the temporary bridge loan. The temporary bridge loan was repaid in full in September 2004 when we secured our permanent financing. This permanent financing structure included the issuance of 14.7 million common shares in underwritten offerings, $1,150.0 million in unsecured senior notes and debentures and a $575.0 million bank term loan resulting in $2,170.0 million of net proceeds to Lubrizol.

     Our consolidated balance sheet as of December 31, 2004 reflects the acquisition of Noveon International under the purchase method of accounting. We recorded the various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International at their estimated fair values that we determined as of the acquisition date. The allocation of the purchase price has not yet been finalized, but is substantially complete, as of December 31, 2004. While we do not expect any material changes, the purchase price allocation remains subject to revision through the end of the allocation period ending in the second quarter of 2005. Actuarial valuations were completed for the projected pension and other post-employment benefit obligations and were reflected in the purchase price allocation. In addition, appraisals of long-lived assets and identifiable intangible assets, including an evaluation of in-process research and development (IPR&D) projects, have also been completed.

     The purchase price includes the estimated fair value of research and development projects totaling $34.0 million that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. Approximately $33.5 million was expensed through the third quarter and $0.5 million was expensed in the fourth quarter, based upon the refinement of our valuation analysis. The $34.0 million charge for 2004 approximates $0.39 on a per-share basis. The inventory step-up to fair value totaled $24.2 million, of which $9.8 million, or $0.11 on a per-share basis, was expensed in 2004. As the remaining step-up relates to inventories accounted for on the LIFO (last-in, first-out) method of accounting, we do not anticipate that additional amounts of step-up will be expensed in the near term. The 2004 historical results include revenues and expenses of Noveon International only since the date of acquisition.

     In June 2004, we reorganized our business as a result of the Noveon International acquisition into two operating and reporting segments: the Lubricant Additives segment and the Specialty Chemicals segment. The Lubricant Additives segment is comprised of our previous business in fluid technologies for transportation (FTT), advanced fluid systems, emulsified products and the former industrial additives product group of fluid technologies for industry (FTI). The Specialty Chemicals segment is comprised of the businesses of the

THE LUBRIZOL CORPORATION ■■ 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

acquired Noveon International and the former performance chemicals group of FTI. Note 14 to the consolidated financial statements contains our segment reporting disclosure including a further description of the nature of our operations, the product lines within each of the reporting segments and related financial disclosures for the reportable segments. See also “Segment Analysis” for further financial disclosures by reporting segment, including segment profitability.

LUBRICANT ADDITIVES SEGMENT A variety of industry market forces and conditions continue to influence the Lubricant Additives business. A key factor is the low global growth rate for this market, which we believe is in the range of approximately 0% to 1% per year. Additional characteristics of this market are:

☐	Consolidation of the customer base in recent years, which has increased the competitiveness of the transportation lubricant additives market.

☐	Frequent product specification changes driven primarily by original equipment manufacturers (OEMs) and the impact of environmental and fuel economy regulations on the OEMs. The specification changes require us to incur product development and testing costs, but also enable us to apply our technology know-how to create products and solve problems. We believe our technology, and our expertise in applying it, are key strengths.

☐	Improved engine design, which can result in longer lubricant drain intervals. Longer drain intervals lessen demand for lubricants.

☐	New vehicle production levels, which affect our specialty driveline fluids in particular because the initial factory fill is an important market factor in that product line.

          We believe we are the market leader in lubricant additives and intend to remain the leader by continuing to invest in this business.

SPECIALTY CHEMICALS SEGMENT Our Specialty Chemicals segment’s growth strategy involves a combination of internal growth and acquisitions. Since 2000 and prior to the Noveon International acquisition, we made eight acquisitions with aggregate annual revenues at the time of acquisition of approximately $200.0 million. In 2002, we completed four acquisitions having aggregate annual revenues at the time of acquisition of $85.0 million, including Chemron Corporation, a supplier of specialty surfactants principally for the personal care market. In 2003, we acquired a personal care ingredients business from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Also in 2003, we acquired silicone product lines, which expanded our foam control additives business to $40.0 million in annual revenues in 2004. In January 2004, we acquired the additives business of Avecia, with annual revenues of approximately $50.0 million. This business develops, manufactures and markets high-value additives used in coatings and inks. With the acquisition of Noveon International in June 2004, our Specialty Chemicals segment now represents nearly half of pro forma consolidated revenues.

We have a strategy to continue to achieve internal growth in the Specialty Chemicals segment by using our strengths, including our technology, formulating skills and broad geographic infrastructure, to develop and invest in new fluid technology applications in higher-growth industrial and consumer markets. Key factors to our success continue to be the introduction of new products, development of new applications for existing products, cross-selling of products, the integration of acquisitions and geographic expansion.

PRIMARY FACTORS AFFECTING 2004 RESULTS In addition to higher shipment volume in the Lubricant Additives segment, along with the contribution from Noveon International and other acquisitions and ongoing organic business growth in the Specialty Chemicals segment, the factors that most affected our 2004 results were:

☐	increased raw material costs;

☐	our ability to raise selling prices;

☐	integration of Noveon International;

☐	cost control initiatives, including restructuring programs; and

☐	favorable currency effects.

     For Lubricant Additives, raw material costs are significantly influenced by the price of crude oil and natural gas, which have been subject to periods of rapid and significant increases in price. In 2004, the cost of our other raw materials has also increased significantly. Our results are affected by how quickly and the extent to which we are able to change our product selling prices in reaction to raw material cost and operating cost increases. The increases in material costs were more significant in North America than in our other geographic zones. The Lubricant Additives segment implemented four price increases in 2004 in order to attempt to recover these costs.

     In connection with the acquisition of Noveon International, we established a target of achieving annual savings from acquisition cost synergies of approximately $40.0 million within three years from June 2004 when we completed the acquisition. In 2004, we realized pre-tax synergy savings of approximately $10.0 million, including $6.4 million of savings associated with the 2004 workforce reductions announced in June 2004. We are projecting to realize annual savings in 2005 of approximately $35.0 million. We currently expect to reach our target run rate of $40.0 million in annual savings by the end of 2005, which is 18 months ahead of schedule.

     Our operating cost structure has been pressured by higher energy, insurance, pension and health care expenses. Additionally, a large portion of our manufacturing expenses are fixed in the short term. As a result of these cost pressures, primarily in the Lubricant Additives segment, we implemented several restructuring programs in 2003 to further lower our cost structure while simultaneously improving our service capabilities for our customers. We achieved approximately $10.4 million of pre-tax savings in 2004 from the 2003 restructuring programs.

     In our continuing efforts to rationalize our manufacturing operations, in January 2005, we announced the decision to close our Lubricant Additives manufacturing facility in Bromborough, United Kingdom. Production phase-out of this site is planned to begin in the second quarter of 2005 and is expected to be completed by late 2006.

10 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

During this phase-out, United Kingdom production will be transferred to facilities in France and the United States. We recognized a $17.0 million impairment charge in the fourth quarter of 2004 relating to the site property, plant and equipment. Approximately 69 employees will be impacted by this closure, although some employees may be retained. We expect the Bromborough facility closure and transfer of production to more efficient manufacturing locations ultimately to generate annual pre-tax cost savings of approximately $10.0 million by 2007.

     We conduct a significant amount of our business outside the United States and are subject to business risks inherent in non-U.S. activities, including currency exchange rate fluctuations. As the U.S. dollar strengthens or weakens against other international currencies in which we transact business, our financial results will be affected. Currency had an overall favorable effect on our 2004 and 2003 operating results.

2004 Results of Operations Compared with 2003

Our 2004 revenues as compared to 2003, excluding acquisitions, increased primarily due to higher ongoing shipment volume and higher average selling price. The increased revenues partially were offset by higher raw material costs and higher manufacturing expenses. Primarily as a result of these factors and acquisitions, gross profit increased 47% in 2004 compared with 2003.

     The changes in consolidated revenues are summarized as follows:

ANALYSIS OF REVENUES

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2004	2003	Change	Change	Change	Change

Net sales	$3,155.6	$2,049.1	$1,106.5	54%	$271.2	13%
Royalties and other revenues	3.9	3.0	0.9	30%	0.6	18%

Total revenues	$3,159.5	$2,052.1	$1,107.4	54%	$271.8	13%

     The 2004 and 2003 acquisitions accounted for the majority of the increase in consolidated revenues in 2004. Acquisitions in 2004 included Noveon International and the hyperdispersants business purchased from Avecia. Acquisitions in 2003 included the personal care specialty ingredients business purchased from Amerchol Corporation, a subsidiary of The Dow Chemical Company, and the silicone product lines purchased from BASF. The 2004 and 2003 acquisitions contributed $835.6 million toward the increase in 2004 consolidated revenues compared with 2003.

     Excluding acquisitions, the increase in consolidated revenues in 2004 compared to 2003 was due to a 7% increase in ongoing shipment volume, a 3% increase in average selling price and a 3% favorable currency impact.

     Shipment volume patterns vary in different geographic zones. The following table shows our 2004 shipment volume by geographic zone as well as the changes compared with 2003:

Analysis of Volume – 2004 vs. 2003

			Excluding
	2004		Acquisitions
	Volume	% Change	% Change

North America	49%	39%	4%
Europe	26%	22%	9%
Asia-Pacific / Middle East	19%	31%	16%
Latin America	6%	8%	(8%)

Total	100%	31%	7%

     Segment shipment volume variances by geographic zone, as well as the factors explaining the changes in segment revenues for 2004 compared with 2003, are contained under the “Segment Analysis” section.

ANALYSIS OF COSTS AND EXPENSES

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2004	2003	Change	Change	Change	Change

Cost of sales	$2,359.5	$1,507.8	$851.7	56%	$226.5	15%
Selling and administrative expenses	304.6	202.9	101.7	50%	14.6	7%
Research, testing and development expenses	190.8	166.9	23.9	14%	(9.6)	(6%)
Amortization of intangible assets	18.0	4.9	13.1	*	0.1	2%
Write-off of acquired in-process research and development	34.0	—	34.0	*	—	*
Restructuring charges	38.6	22.5	16.1	*	(0.3)	*

Total costs and expenses	$2,945.5	$1,905.0	$1,040.5	55%	$231.3	12%

*	Calculation not meaningful

     Cost of sales increased due to acquisitions, higher average raw material cost and higher manufacturing expenses. Excluding acquisitions, average raw material cost increased 10% in 2004 compared with 2003, primarily due to higher unit raw material cost and, to a lesser extent, unfavorable currency effects. Sequentially, the fourth quarter 2004 average raw material cost, excluding acquisitions, increased 7% compared to the third quarter and 11% compared to the second quarter, primarily due to higher prices of crude oil and natural gas and unfavorable currency effects. Material cost, including acquisitions, also included inventory step-up adjustments associated with the increased valuation of inventory of $12.5 million in 2004 for the Noveon International and hyperdispersants acquisitions. The Noveon International portion of the inventory step-up adjustment was $9.8 million, or $0.11 per share.

     Total manufacturing expenses, which are included in cost of sales, increased 49% (8% excluding acquisitions) in 2004 compared with 2003, primarily due to acquisitions. We estimate that currency effects accounted for approximately 51% of the increase excluding acquisitions. The remainder of the increase primarily was due to higher shipment volumes and an increase in base and incentive compensation expense of $4.4 million. In addition, manufacturing expenses included an increase of $3.3 million for environmental accruals and $2.4 mil-

THE LUBRIZOL CORPORATION ■■ 11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

lion for increased utility costs. Excluding acquisitions, currency effects and environmental accruals, manufacturing expenses increased 3% in 2004 compared with 2003. On a per-unit-sold basis, manufacturing costs were flat in 2004 compared to 2003, excluding acquisitions.

     Gross profit (net sales less cost of sales) increased $254.8 million, or 47% ($44.7 million, or 8%, excluding acquisitions), in 2004 compared with 2003. Excluding acquisitions, the increase primarily was due to higher shipment volume and higher average selling price, partially offset by higher unit average raw material cost and higher manufacturing expenses. Our 2004 gross profit percentage (gross profit divided by net sales) decreased to 25.2% (25.3% excluding acquisitions) compared to 26.4% in 2003. Sequentially, our gross profit percentage decreased 90 basis points to 24.0% in the fourth quarter of 2004 compared to 24.9% in the third quarter of 2004. The decrease for both periods primarily was due to higher raw material costs outpacing our ability to raise selling prices sufficiently to sustain gross profit percentages.

     The selling and administrative expenses increase, excluding acquisitions, primarily was due to an increase in incentive compensation expense of $12.2 million. We estimate that currency effects accounted for approximately 30% of the increase, excluding acquisitions.

     The timing and amount of research, testing and development expenses (technology expenses) are affected by lubricant additives product standards, which change periodically to meet new emissions, efficiency, durability and other performance factors as engine and transmission designs are improved by OEMs. Technology expenses, excluding acquisitions, decreased 6% in 2004 compared with 2003. Despite an approximate 3% unfavorable currency impact in 2004, this decrease primarily was due to greater utilization of inside testing facilities as compared to outside laboratories, leading to a decrease in testing at outside laboratories of $8.3 million in 2004 compared with 2003, along with a $3.1 million reduction in salary and benefit expenses as a result of the reduction in workforce. During 2004, approximately 87% of our technology cost was incurred in company-owned facilities and approximately 13% was incurred at third-party facilities, compared with approximately 82% and 18%, respectively, in 2003. Testing costs for Noveon International primarily occur at company-owned facilities, which also contributed to the decrease in the percentage of testing performed at third-party facilities.

     The increased amortization expense in 2004 compared with 2003 primarily was due to the Noveon International and hyperdispersants acquisitions in 2004 and the personal care specialty ingredients business acquisition in 2003. These three acquisitions resulted in an increase in gross amortized intangible assets of approximately $334.5 million with useful lives ranging between three and 20 years.

     We included a one-time, non-cash charge of $34.0 million, or $0.39 per share, in total costs and expenses in 2004 to write off the estimated fair value of acquired IPR&D projects associated with the Noveon International acquisition. Costs to acquire IPR&D projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition. We obtained appraisals to determine the estimated fair value of IPR&D projects. There were approximately nine projects acquired in the Noveon International transaction in several different product lines. The projects are at varying stages of completeness ranging from the early development stage to prototype testing. We estimate the need to spend approximately $3.0 million to develop the acquired technology, and we expect the benefit from these projects to be generated starting in 2005 and continuing into 2006.

     In 2004, we recorded aggregate restructuring charges of $38.6 million, or $0.47 per share, primarily related to asset impairments and workforce reductions. The components of the 2004 restructuring charges are detailed as follows:

(In Millions of Dollars)	2004

Asset impairments – Bromborough	$17.0
Asset impairments – PuriNOxTM	2.8
Employee severance	11.1
Pension settlement obligation	7.7

Total restructuring charges	$38.6

     In December 2004, management made the decision to close our Lubricant Additives manufacturing facility in Bromborough, United Kingdom to lower our cost structure further while simultaneously improving our service capabilities for our customers. We announced this decision in January 2005. We determined, as of December 31, 2004, that an impairment of the facility’s long-lived assets had been triggered by this decision. As a result, a $17.0 million impairment charge was recorded in December 2004 to reflect the related assets at their estimated fair values. Production phase-out of this site is planned to begin in the second quarter of 2005 and is expected to be completed by late 2006. During this phase-out, United Kingdom production will be transferred to higher-capacity facilities in France and the United States. Approximately 69 employees will be impacted by this closure, some of whom may have an opportunity to relocate to other facilities. We currently anticipate that future pre-tax charges and cash expenditures of approximately $13.0 million to $15.0 million will be incurred in 2005 through 2006 to satisfy anticipated severance and retention obligations, plant dismantling, site restoration and other site environmental evaluation costs and lease-related costs. In addition to the restructuring charges, we also expect to invest approximately $20.0 million over the next two years for capacity upgrades at alternative manufacturing facilities that will absorb production previously undertaken at the Bromborough facility. We expect the Bromborough facility closure and transfer of production to more efficient manufacturing locations to generate annual pre-tax cost savings of approximately $10.0 million by 2007.

     In 2004, we eliminated more than 100 positions, primarily affecting technical and commercial employees located at our Wickliffe, Ohio headquarters. Most of these workforce reductions were related to our restructuring following our acquisition of Noveon International. In addition to the employee severance costs, we incurred a non-cash pension benefit settlement charge. These reductions were completed by December 31, 2004 and resulted in pre-tax savings of approximately $7.1 million in 2004. We estimate future annual pre-tax savings of approximately $18.3 million.

     In addition, we realized approximately $10.4 million of pre-tax savings in 2004 relating to the 2003 restructuring programs discussed in the section “2003 Results of Operations Compared with 2002.”

12 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

ANALYSIS OF OTHER ITEMS AND NET INCOME

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2004	2003	Change	Change	Change	Change

Other income – net	$4.9	$3.3	$1.6	*	$(0.2)	*
Interest expense – net	72.3	21.3	51.0	*	(4.4)	*
Income before income taxes	146.6	129.1	17.5	14%	44.9	35%
Provision for income taxes	53.1	38.3	14.8	39%	24.0	63%
Net income	93.5	90.8	2.7	3%	20.9	23%

*	Calculation not meaningful

     The net other income in 2004 included a gain of $6.4 million, or $0.07 per share, on a currency forward contract to purchase pound sterling related to the acquisition of the hyperdispersants business in the first quarter. We secured the forward contract in December 2003 and completed the acquisition at the end of January 2004. This gain partially was offset by other currency translation losses.

     The increase in net interest expense in 2004, compared with 2003, primarily was due to the Noveon International acquisition-related financing costs of $56.7 million, or $0.66 per share. These costs were comprised of the interest incurred relating to the permanent transaction financing as well as interest on the bridge loan and assumed Noveon International debt not repaid at the time of acquisition of $42.6 million, amortization of bridge loan fees of $11.2 million and termination of an interest rate swap of $2.9 million.

     During 2004, the U.S. dollar weakened against most currencies, especially the euro. The change in currency exchange rates in 2004, as compared with 2003 exchange rates, had a favorable effect on 2004 net income.

     We had an effective tax rate of 36.2% in 2004 as compared with 29.7% in 2003 as the result of the net impact of a number of factors. Items driving the increased tax rate included an increase in tax on unrepatriated earnings of foreign subsidiaries, a reduction in our ability to claim both U.S. foreign tax credits and to obtain U.S. tax benefits on exports following the Noveon International acquisition, and less significant non-taxable currency gains than occurred in 2003. These factors partially were offset by the favorable impact of foreign tax rate differences and other less significant items.

     As of December 31, 2004, we had U.S. net operating loss carryforwards (NOLs) of $326.0 million. These NOLs are a combination of NOLs acquired from Noveon International, as well as those generated in 2004 primarily as a result of transaction-related costs. We expect that these NOLs will be fully utilized during the carryforward period.

     Primarily as a result of the above factors, our net income per share, basic was $1.68 in 2004 compared with $1.76 in 2003. Earnings for 2004 benefited from Noveon International’s operating income before financing costs, inventory step-up charges and the write-off of IPR&D projects, of $78.3 million, or $0.91 per share. Earnings in 2004 included a one-time write-off of IPR&D projects from the Noveon International acquisition of $0.39 per share, a purchase adjustment associated with the increased valuation of Noveon International acquired inventory of $0.11 per share, restructuring charges of $0.47 per share, acquisition-related financing costs of $0.66 per share and a gain on a foreign currency forward contract of $0.07 per share. The 2003 restructuring charge reduced earnings by $0.29 per share in 2003.

2003 Results of Operations Compared with 2002

Income per share, basic before cumulative effect of a change in accounting principle declined 28% in 2003 to $1.76 per share, from $2.45 per share in 2002. The primary operating drivers of the lower earnings were lower shipment volume and higher raw material costs and manufacturing expenses, which more than offset higher average selling price due to the combination of price and product mix, favorable currency, a lower effective tax rate and acquisitions that were accretive to earnings. In addition, restructuring charges reduced 2003 earnings by $0.29 per share.

ANALYSIS OF REVENUES

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2003	2002	Change	Change	Change	Change

Net sales	$2,049.1	$1,980.3	$68.8	3%	$25.8	1%
Royalties and other revenues	3.0	3.6	(0.6)	(17%)	(0.6)	(17%)

Total revenues	$2,052.1	$1,983.9	$68.2	3%	$25.2	1%

     In 2003, the increase in consolidated revenues was due to a 9% increase in average selling price, partially offset by a 6% decline in shipment volume.

     Changes in our shipment volume vary by geographic area. The following table shows our 2003 shipment volume by geographic zone as well as the changes compared with 2002:

Analysis of Volume – 2003 vs. 2002

			Excluding
	2003		Acquisitions
	Volume	% Change	% Change

North America	45%	(5%)	(9%)
Europe	28%	(8%)	(8%)
Asia-Pacific / Middle East	20%	(5%)	(5%)
Latin America	7%	(2%)	(2%)

Total	100%	(6%)	(8%)

     Excluding acquisitions, approximately half of the decline in shipment volume was due to the loss of a portion of the business associated with a major international customer and 16% of the decline was due to a shift in our viscosity modifier product line from liquids to higher-value concentrated solid form. All geographic zones were affected by the loss of business with this customer and the viscosity modifier shift, though the effects were mostly seen in North America and Europe. In addition, weak worldwide demand for lubricants negatively impacted volume for the year. We believe that the economic and political conditions within certain countries of the Asia-Pacific / Middle East region contributed to the volume decline in this zone. See “Segment Analysis” below for additional explanations of shipment volume changes by business segment and geographic zone in 2003 compared with 2002.

THE LUBRIZOL CORPORATION ■■ 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The 9% increase in average selling price was due to a 5% increase in the combination of price and product mix and 4% favorable currency effects. We combine the impact of price and product mix as frequent product changes in our Lubricant Additives segment have made it difficult to distinguish between the two components. Sequentially, the fourth quarter 2003 average selling price was 3% higher than the third quarter of 2003, due to favorable currency effects, and 6% higher than the first quarter of 2003, due to favorable currency effects and price increases implemented in the first half of the year.

ANALYSIS OF COSTS AND EXPENSES

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2003	2002	Change	Change	Change	Change

Cost of sales	$1,507.8	$1,416.3	$91.5	6%	$61.7	4%
Selling and administrative expenses	202.9	196.9	6.0	3%	2.2	1%
Research, testing and development expenses	166.9	168.3	(1.4)	(1%)	(2.9)	(2%)
Amortization of intangible assets	4.9	4.2	0.7	*	0.5	11%
Restructuring charges	22.5	—	22.5	*	22.5	*

Total costs and expenses	$1,905.0	$1,785.7	$119.3	7%	$84.0	5%

*	Calculation not meaningful

     Cost of sales increased due to higher average raw material cost and higher manufacturing expenses, partially offset by lower shipment volume. Average raw material cost increased 9% in 2003 compared with 2002, primarily due to 6% higher raw material costs and, to a lesser extent, unfavorable currency effects. Raw material costs started to increase in the second half of 2002 and continued to increase in the first and third quarters of 2003. Sequentially, the fourth quarter 2003 average raw material cost increased 2% compared with the third quarter and 7% compared with the first quarter, primarily due to higher unit raw material costs driven by higher prices of crude oil and natural gas and unfavorable currency effects.

     Manufacturing expenses, which are included in cost of sales, increased 14% (12% excluding acquisitions) in 2003 compared with 2002. The increase was due to unfavorable currency effects, acquisitions, higher utility expenses and higher salary and benefit expenses, partially offset by a reduction in variable pay expense. In addition, total manufacturing expenses in 2003 included a $2.6 million reclassification of expenses at certain subsidiaries of our Specialty Chemicals segment that were charged in 2002 to selling and administrative expenses or material costs.

     Cost of sales in 2003 also included approximately $3.4 million in manufacturing expenses to cover costs associated with two fires that occurred during the second quarter of 2003. In April 2003, an after-working-hours fire destroyed a metalworking additive blending facility we leased in Detroit. There were no injuries, nor any damage to a nearby warehouse where we stored finished goods. We were able to supply customers from this warehouse and have permanently shifted production to our Painesville, Ohio plant. In April 2003, a fire associated with a maintenance shutdown occurred in a dispersant production unit at our plant in Le Havre, France. Again, there were no injuries and we were able to continue to supply customers from other facilities.

     Excluding currency effects, acquisitions and the cost associated with the fires, consolidated manufacturing expense increased 5% over 2002.

     Gross profit decreased $22.7 million, or 4% ($35.8 million, or 6%, excluding acquisitions), in 2003 compared with 2002. Our gross profit percentage decreased to 26.4% in 2003 compared with 28.5% in 2002. Excluding the impact of acquisitions, our gross profit percentage was 26.3% in 2003. These decreases primarily were due to lower shipment volume, higher average raw material cost and higher manufacturing expenses, partially offset by higher average selling price and favorable net currency effects.

     The selling and administrative expenses increase, excluding acquisitions, was due to higher salary and benefit expenses and unfavorable currency effects, partially offset by lower variable pay expense and the reclassification to manufacturing expense of approximately $1.1 million that was classified as selling and administrative expenses in 2002.

     The decrease in technology expenses was due to lower testing activity at outside laboratories and a reduction in our variable pay expense, partially offset by unfavorable currency effects and higher salary and benefit expenses. In addition, technology expenses in 2003 included a write-down of $1.1 million related to a former technical facility in Japan that we sold during the third quarter of 2003. During 2003, approximately 82% of our technology cost was incurred in company-owned facilities and approximately 18% was incurred at third-party testing facilities, compared with approximately 78% and 22%, respectively, in 2002. In 2003, we completed a development program for GF-4, the U.S. passenger car motor oil technical standard that began in the second half of 2004.

     The increased amortization expense in 2003 as compared with 2002 primarily was due to the acquisition of the personal care specialty ingredients business from Amerchol Corporation, a subsidiary of The Dow Chemical Company, in 2003.

     In 2003, we recorded restructuring charges of $22.5 million, with $0.29 per share, related to the separation of approximately 250 employees in the United States, Europe and India, comprising 5% of our worldwide workforce. The components of the 2003 restructuring charges are shown in the table below:

(In Millions of Dollars)	U.S.	Europe	India	Total

Employee severance costs	$11.2	$4.6	$1.5	$17.3
Asset impairments	—	3.3	—	3.3
Other*	1.6	0.3	—	1.9

Total restructuring charges	$12.8	$8.2	$1.5	$22.5

*	Other costs primarily include outplacement costs

     In November 2003, we announced workforce reductions of approximately 150 employees primarily at our headquarters in Wickliffe, Ohio, at our Deer Park and Bayport, Texas manufacturing facilities and at our Hazelwood, United Kingdom technical facility.

14 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

This resulted in a restructuring charge primarily for employee severance costs in both the United States and the United Kingdom. The workforce reductions were completed prior to the end of 2003. The charge for Europe also included costs associated with the restructuring program announced in February 2003 for our Bromborough, United Kingdom intermediate production and blending facility. We eliminated some capacity at this facility and completed workforce reductions of 45 positions. An asset impairment charge of $3.3 million was recorded at Bromborough for production units taken out of service. The charge for Europe also included some severance-related costs for the closing of a sales office in Scandinavia. The charge for India pertains to a voluntary separation program of approximately 55 employees at our joint venture in India.

The 2003 restructuring programs were undertaken to achieve a more competitive cost structure, primarily within the Lubricant Additives segment, and to help mitigate cost pressures from higher energy, pension, health care and insurance expenses. Approximately $5.0 million and $10.4 million of pre-tax savings were realized in 2003 and 2004, respectively, relating to these programs.

ANALYSIS OF OTHER ITEMS AND NET INCOME

					Excluding
					Acquisitions
			$	%	$	%
(In Millions of Dollars)	2003	2002	Change	Change	Change	Change

Other income (expense) – net	$3.3	$(1.2)	$4.5	*	$4.0	*
Interest expense – net	21.3	16.6	4.7	*	4.7	*
Income before income taxes and cumulative effect of change in accounting principle	129.1	180.4	(51.3)	(28%)	(58.5)	(32%)
Provision for income taxes	38.3	54.1	(15.8)	(29%)	(17.9)	(33%)
Income before cumulative effect of change in accounting principle	90.8	126.3	(35.5)	(28%)	(40.6)	(32%)
Cumulative effect of change in accounting principle	—	(7.8)	7.8	*	7.8	*
Net income	90.8	118.5	(27.7)	(23%)	(32.8)	(28%)

*	Calculation not meaningful

     The favorable change in other income (expense) primarily was due to an increase in currency translation gains.

     Interest income decreased $2.9 million in 2003 compared with 2002 as a result of lower interest rates. Interest expense increased $1.8 million in 2003 compared with 2002, due to the absence of the interest rate swap agreements that we utilized in 2002. In 2002, we had swap agreements that reduced interest expense by approximately $4.2 million ($3.1 million impact from outstanding swaps and $1.1 million amortization of deferred gain). We terminated the interest rate swap agreements in 2002 and recorded a deferred gain, which is being amortized as a reduction of interest expense through December 1, 2008. Amortization of the deferred gain reduced interest expense in 2003 by approximately $2.7 million.

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

     As a result of the factors described above, income per share, basic before the cumulative effect of a change in accounting principle was $1.76 in 2003 compared with $2.45 in 2002. The restructuring charges reduced earnings in 2003 by $0.29 per share.

     During the first half of 2002, we completed the impairment analysis required pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which we adopted on January 1, 2002. There was no impairment in the Specialty Chemicals segment. However, for the Lubricant Additives segment, we recorded an impairment change of $7.8 million. The charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. There was no tax benefit associated with this charge.

     After adjustment for the cumulative effect of a change in accounting principle from the implementation of SFAS No. 142 in 2002, net income per share, basic was $1.76 in 2003 compared with $2.30 for 2002.

Segment Analysis

We primarily evaluate performance and allocate resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. Segment operating income will reconcile to consolidated income before tax by deducting the write-off of acquired IPR&D projects, restructuring charges, net interest expense, corporate expenses and corporate other income that we do not attribute to either operating segment.

     During 2004, we reclassified certain unallocated corporate expenses to segment operating income, which previously had been excluded from our previously disclosed segment contribution income. We have restated our segment results for 2003 and 2002 to reflect the new reporting classifications of products between the two operating and reporting segments and the new definition of segment operating income.

     The Lubricant Additives segment represents approximately 65% and 74% of our consolidated revenues and segment operating income, respectively, for 2004. The Specialty Chemicals segment represents approximately 35% and 26% of our consolidated revenues and segment operating income, respectively, for 2004. On a pro forma basis, the Lubricant Additives segment represents approximately 55% and 62% of our pro forma consolidated revenues and pro forma segment operating income, respectively, for 2004. The Specialty Chemicals segment represents approximately 45% and 38% of our consolidated pro forma revenues and pro forma segment operating income, respectively, for 2004.

THE LUBRIZOL CORPORATION ■■ 15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OPERATING RESULTS BY SEGMENT

				2004 vs. 2003				2003 vs. 2002
						Excluding Acquisitions
(In Millions of Dollars)	2004	2003	2002	$ Change	% Change	$ Change	% Change	$ Change	% Change

REVENUES:

Lubricant Additives	$2,038.8	$1,798.9	$1,798.2	$239.9	13%	$239.9	13%	$0.7	—
Specialty Chemicals	1,120.7	253.2	185.7	867.5	343%	31.9	13%	67.5	36%

Total	$3,159.5	$2,052.1	$1,983.9	$1,107.4	54%	$271.8	13%	$68.2	3%

GROSS PROFIT:

Lubricant Additives	$520.0	$481.2	$515.0	$38.8	8%	$38.8	8%	$(33.8)	(7%)
Specialty Chemicals	276.1	60.1	49.0	216.0	359%	5.9	10%	11.1	23%

Total	$796.1	$541.3	$564.0	$254.8	47%	$44.7	8%	$(22.7)	(4%)

SEGMENT OPERATING INCOME:

Lubricant Additives	$244.3	$201.5	$235.2	$42.8	21%	42.8	21%	$(33.7)	(14%)
Specialty Chemicals	85.6	0.9	0.4	84.7	*	6.2	*	0.5	*

Total	$329.9	$202.4	$235.6	$127.5	63%	$49.0	24%	$(33.2)	(14%)

*	Calculation not meaningful

LUBRICANT ADDITIVES SEGMENT Segment revenues increased 13% in 2004 compared to 2003, due to 7% higher volume and 6% higher average selling price, approximately one-half of which was due to favorable currency.

     Shipment volume patterns vary in different geographic zones. The following table shows our shipment volume by geographic zone in 2004 as well as the changes compared with 2003:

Analysis of Volume – 2004 vs. 2003

	2004
	Volume	% Change

North America	41%	4%
Europe	30%	8%
Asia-Pacific / Middle East	23%	16%
Latin America	6%	(9%)

Total	100%	7%

     The shipment volume increase in North America in 2004 compared with 2003 primarily resulted from increases in our specialty driveline and industrial oil additives product line and in our PuriNOxTM emulsion fuels products, which more than offset a modest decline in the engine additives product line due to lost business. Higher shipment volume in Europe in 2004 compared with 2003 primarily was due to increases in our engine additives product line and market share gains in our specialty driveline and industrial oil additives product line. The shipment volume increase in Asia-Pacific / Middle East in 2004 compared with 2003 primarily was due to economic recovery in the region, market share gains in China primarily in our engine additives and specialty driveline and industrial oil additives product lines, along with favorable timing of orders. The decrease in Latin America in 2004 compared with 2003 substantially was due to some lost business primarily within our engine additives product line and changes in order pattern for a major customer in that region.

     The Lubricant Additives segment implemented a price increase in March 2004 for products sourced from North American plants and in the second quarter 2004 for products sourced from Asia-Pacific / Middle East and Latin America. A second price increase was implemented beginning in mid-June for products sourced from North America and beginning in mid-July for targeted areas outside North America. A third price increase began in October 2004 for products sourced from North America and Europe and in November 2004 for the rest of the world. We announced a fourth price increase effective beginning in mid-December 2004 for products sourced from North America and Europe and beginning in mid-January 2005 for the rest of the world. The announced price increases were in response to continuing raw material cost increases, particularly during the second half of the year, and higher prices for natural gas used for utilities in our plants. We anticipate raw material costs will increase in the first quarter of 2005 as compared to the fourth quarter of 2004, but at a lower rate than the level of increases experienced in the fourth quarter of 2004 as compared to the third quarter of 2004.

     Segment gross profit is defined as sales less cost of sales, which includes material cost and all manufacturing expenses. The increase in segment gross profit of $38.8 million, or 8%, in 2004 compared with 2003, primarily was due to higher revenues partially offset by higher average raw material cost and higher manufacturing expenses. In 2004, average material cost increased 11% and manufacturing expenses increased 8% compared with 2003. The increase in manufacturing expenses primarily was due to unfavorable currency, higher manufacturing throughput, environmental accruals, higher utilities and higher compensation expense including increased variable pay.

     The gross profit percentage for the segment was 25.5% for 2004 compared with 26.8% in 2003. The decrease primarily was due to raw material costs increasing faster than selling price increases.

16 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

     Selling, technical, administrative and research (STAR) expenses decreased $3.2 million, or 1%, in 2004 compared with 2003, primarily due to lower outside testing expenses as a result of higher utilization of our internal testing facilities and the effects of the reductions in workforce discussed previously, partially offset by a $3.9 million charge related to an employee offsite personal injury along with higher incentive compensation expense.

     Segment operating income (revenues less expenses attributable to the product lines aggregated within each segment) increased 21% in 2004 compared with 2003 due to the factors previously discussed.

     Segment revenues were flat in 2003 compared with 2002 due to an 8% decrease in shipment volume partially offset by a 7% increase in average selling price. The increase in average selling price in 2003 primarily was due to favorable currency effects of 5% and the remainder was due to higher prices and favorable product mix.

     Lubricant Additives implemented a price increase in December 2002 for the North America zone and in January 2003 for the rest of the world. A second price increase was implemented in late March 2003 for North America and in late April for Asia-Pacific / Middle East and Latin America as well as for select products in Europe. This price increase was designed to address the continuing rise in raw material costs and natural gas-fired utility costs that had occurred since the last price increase in the fourth quarter of 2002.

     The following table shows the changes in shipment volume by geographic zone in 2003 as well as the changes compared with 2002:

Analysis of Volume – 2003 vs. 2002

	2003
	Volume	% Change

North America	42%	(11%)
Europe	30%	(9%)
Asia-Pacific / Middle East	21%	(6%)
Latin America	7%	(2%)

Total	100%	(8%)

     Approximately half of the total shipment volume decline in 2003 was due to business losses associated with a major international customer. Lower unit sales of viscosity modifiers products in 2003 also contributed to the decline, principally caused by a shift from liquid polymers to solid polymers. Generally, solids are one-tenth the volume of liquids. Excluding this shift in our viscosity modifier product line, total shipment volume decreased 7% in 2003. The shift had no impact on gross profit dollars. All geographic zones were affected by the loss of business with this customer and the viscosity modifier shift, though the effects were mostly seen in North America and Europe. The declines in North America for 2003 also were due to the conversion of some products in our specialty driveline product line to more concentrated formulations. In addition, weak worldwide demand for lubricants contributed to the declines in the North America and Europe zones in 2003. The decrease in Asia-Pacific / Middle East volume primarily was due to the weak business environment stemming from economic and political conditions in some parts of this region.

     Segment gross profit decreased $33.8 million, or 7%, in 2003 compared with 2002. The decrease primarily was due to lower shipment volume, higher average raw material cost and higher manufacturing expenses, partially offset by higher average selling price and favorable net currency effects. For these reasons, the gross profit percentage for this segment decreased to 26.8% in 2003, compared with 28.7% in 2002.

     STAR expense decreased $2.9 million, or 1%, in 2003 compared with 2002, primarily due to lower technical spending at outside test laboratories.

     Segment operating income decreased $33.7 million, or 14%, in 2003 compared with 2002 as a result of lower gross profit and lower equity earnings from our joint venture in Saudi Arabia, partially offset by lower technology expenses.

SPECIALTY CHEMICALS SEGMENT In 2004, revenues for the Specialty Chemicals segment increased 343% compared with 2003 primarily due to the 2004 acquisitions of Noveon International and the hyperdispersants business and the 2003 acquisition of the personal care specialty ingredients business from The Dow Chemical Company. Excluding acquisitions, segment revenues increased 13% in 2004 compared with 2003 due to a 7% increase in shipment volume, 4% improvement in the combination of price and product mix and 2% favorable currency impact. The higher-priced product mix for 2004 primarily occurred in our consumer specialties product line.

     Shipment volume patterns vary in different geographic zones. The following table shows our shipment volume by geographic zone in 2004 as well as the changes compared with 2003:

Analysis of Volume – 2004 vs. 2003

			Excluding
	2004		Acquisitions
	Volume	% Change	% Change

North America	71%	173%	6%
Europe	16%	231%	13%
Asia-Pacific / Middle East	9%	825%	21%
Latin America	4%	184%	8%

Total	100%	201%	7%

     Excluding acquisitions, the shipment volume increase in North America for 2004 was due to increases in our specialty emulsifier products in our consumer specialties product line resulting from market share gains and improvements in the mining sector, and increased customer demand and market share gains in our personal care products in our consumer specialties product line. The increase in Europe was due to increased customer demand and market share gains in our performance coatings product line and new business in our specialty emulsifier products. The increase in Asia-Pacific / Middle East was due to market share gains in our consumer specialties product line and higher shipment volumes in our performance coatings product line as some approvals we have obtained in the United States and Europe have been extended by our customers into Asia.

THE LUBRIZOL CORPORATION ■■ 17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Segment gross profit increased $216.0 million, or 359% (increased $5.9 million, or 10%, excluding acquisitions), in 2004 compared with 2003. Excluding acquisitions, the increase in segment gross profit in 2004 was due to higher revenues partially offset by higher material costs and manufacturing expenses. Average material cost increased 9% in 2004 compared with 2003. Manufacturing expenses increased 5% in 2004 compared with 2003, however average unit manufacturing expense decreased 2% due to the higher shipment volumes.

     The gross profit percentage for this segment was 24.7% (23.2% excluding acquisitions) in 2004, compared with 23.8% in 2003. The decrease in gross profit percentage excluding acquisitions was due to higher raw material costs that were only partially offset by an improvement in the combination of price and product mix and lower average unit manufacturing expense. We implemented price increases across most of the businesses during the year in response to the rising raw material costs.

     STAR expenses increased $118.3 million, or 205%, in 2004 (decreased $2.3 million, or 4%, excluding acquisitions), compared with 2003.

     Segment operating income increased $84.7 million in 2004 (increased $6.2 million, excluding acquisitions) compared with a profit of $0.9 million in 2003. Excluding acquisitions, the increase in segment operating profit primarily was due to the increase in segment gross profit.

     In 2003, segment revenues increased $67.5 million, or 36% ($26.7 million, or 14%, excluding acquisitions), compared with 2002. The acquisition-related increase primarily was due to the 2002 acquisitions of Dock Resins Corporation and Chemron Corporation and the 2003 acquisition of a personal care ingredients business. The 2003 increase in segment revenues, excluding acquisitions, was due to a 9% increase in shipment volume along with a 4% favorable currency impact and 1% stronger price and product mix.

     The following table shows our shipment volume by geographic zone in 2003 as well as the changes compared with 2002:

Analysis of Volume – 2003 vs. 2002

			Excluding
	2003		Acquisitions
	Volume	% Change	% Change

North America	78%	36%	7%
Europe	14%	16%	14%
Asia-Pacific / Middle East	3%	31%	26%
Latin America	5%	16%	16%

Total	100%	31%	9%

     The 2003 shipment volume increase in North America primarily was due to the 2002 acquisitions of Chemron and Dock Resins and the 2003 acquisition of a personal care ingredients business. Excluding acquisitions, the increase in North America in 2003 was due to market share gains in our consumer specialties product line along with increases in our performance coatings product line from the introduction of new products. The increase in Europe in 2003 primarily was due to market share gains and new applications in our specialty monomers products. The increase in 2003 for the Asia-Pacific / Middle East zone was spread across many product lines and was due to an increasing focus in this region leading to new business in most of our businesses. The increase in Latin America in 2003 was due to a shift from North America to Latin America of our specialty emulsifiers products with some of our existing customers, along with some business gains in our coatings and inks, defoamer and specialty monomers products.

     Segment gross profit increased $11.1 million, or 23% (decreased $2.0 million, or 4%, excluding acquisitions), in 2003 compared with 2002. Excluding acquisitions, the decrease in segment gross profit in 2003 was due to higher manufacturing expenses and average raw material cost partially offset by higher shipment volume and higher average selling price due to favorable currency effects. The increase in manufacturing expenses was due to higher shipment volume, $2.4 million in expenses associated with the integration of a multi-purpose chemical production facility in Spartanburg, South Carolina that was purchased in the second quarter of 2003, and higher manufacturing overhead for some specialty chemicals products produced at Lubricant Additives facilities as a result of unusually low Lubricant Additives volumes in 2003. The gross profit percentage for this segment was 23.6% in 2003, compared with 26.4% in 2002. The decrease in the gross profit percentage in 2003 was due to higher raw material costs and increased manufacturing expenses.

     Segment operating income increased $0.5 million (decreased $6.7 million excluding acquisitions), in 2003 compared with 2002. Excluding acquisitions, the decrease primarily was due to lower gross profit, higher direct technology and selling expenses and higher amortization expenses of intangibles that resulted from acquisitions.

Pro Forma Analysis

The following table presents major components of and information derived from the pro forma consolidated statements of income and pro forma consolidated statements of cash flows. The major components of the pro forma consolidated statements of income and pro forma consolidated statements of cash flows reflect the effect of the acquisition of Noveon International on June 3, 2004 as if the acquisition occurred at the beginning of each of the periods reflected in the table. We believe that this data provides the financial statement reader with information that is useful in understanding the impact of the acquisition of Noveon International on our results of operations and cash flows.

     The components of and information derived from the pro forma consolidated statements of income and the pro forma consolidated statements of cash flows for the years ended December 31, 2004 and 2003 are derived from our consolidated financial statements for the years ended December 31, 2004 and 2003 and the unaudited consolidated financial statements of Noveon International for the period from January 1, 2004 to the acquisition date.

18 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

     Our consolidated balance sheet as of December 31, 2004 reflects the acquisition of Noveon International under the purchase method of accounting. We recorded the various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International at their estimated fair values that we determined as of the acquisition date. The allocation of the purchase price has not yet been finalized, but is substantially complete, as of December 31, 2004. While we do not expect any material changes, the purchase price allocation remains subject to revision through the end of the allocation period ending in the second quarter of 2005. Actuarial valuations were completed for the projected pension and other post-employment benefit obligations and were reflected in the purchase price allocation. In addition, appraisals of long-lived assets and identifiable intangible assets, including an evaluation of IPR&D projects, have also been completed.

     The pro forma data gives effect to actual operating results of Noveon International prior to the acquisition. Adjustments to cost of sales for the inventory step-up charge of $9.8 million, the write-off of acquired IPR&D of $34.0 million and intangible asset amortization are reflected in the pro forma data for each period in the table. The entire inventory step-up charge is attributable to the Specialty Chemicals segment and is reflected in each pro forma period of the table. In the fourth quarter of 2004, we reflected a reduction in our long-lived assets as a result of the completion of appraisals of these Noveon International assets. In the fourth quarter, we recognized a $4.4 million reduction in depreciation expense for the period from the acquisition date to December 31, 2004 to reflect changes in estimated fair values and asset lives for the long-lived assets. In the pro forma data for each period in the table, these changes in estimates resulted in a reduction of $7.5 million of depreciation expense in each year. We also assumed that the bridge loan was replaced with the permanent long-term financing, consisting of both debt and equity, at the end of the fourth month of each period presented. This pro forma data is consistent with the pro forma data that is disclosed in Note 3 to the consolidated financial statements for the years ended December 31, 2004 and 2003. These pro forma amounts are presented for informational purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

PRO FORMA DATA

(In Millions of Dollars)	2004	2003

CONSOLIDATED PRO FORMA DATA

Total revenues	$3,697.1	$3,182.2
Gross profit	$952.4	$843.8
Income before income taxes and cumulative effect of change in accounting principle	$172.9	$96.6
Income before cumulative effect of change in accounting principle	$110.6	$66.2
Depreciation expense	$166.4	$164.3
Amortization of intangible assets	$25.0	$21.6
Capital expenditures	$156.2	$145.0

SEGMENT PRO FORMA DATA

Lubricant Additives segment:
Total revenues	$2,038.8	$1,798.9
Gross profit	$520.0	$481.2
Segment operating income	$244.3	$201.5
Depreciation expense	$86.8	$85.0
Amortization of intangible assets	$3.0	$3.0
Capital expenditures	$83.0	$73.9
Specialty Chemicals segment:
Total revenues	$1,658.3	$1,383.3
Gross profit	$432.4	$362.6
Segment operating income	$152.5	$106.8
Depreciation expense	$78.6	$78.2
Amortization of intangible assets	$22.0	$18.6
Capital expenditures	$73.1	$71.1
Unallocated corporate depreciation expense	$1.0	$1.1
Corporate capital expenditures	$0.1	$—

RECONCILIATION OF PRO FORMA SEGMENT OPERATING INCOME TO PRO FORMA INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Pro forma segment operating income:
Lubricant Additives	$244.3	$201.5
Specialty Chemicals	152.5	106.8

Total segment operating income	396.8	308.3
Corporate expenses	(44.1)	(33.6)
Corporate other income	5.7	4.1
Write-off of acquired in-process research and development	(34.0)	(34.0)
Restructuring charges	(41.9)	(35.7)
Interest expense – net	(109.6)	(112.5)

Pro forma income before income taxes and cumulative effect of change in accounting principle	$172.9	$96.6

THE LUBRIZOL CORPORATION ■■ 19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Return on Average Shareholders’ Equity

Return on average shareholders’ equity was 7.6% in 2004, 10.0% in 2003 and 14.4% in 2002 (15.4% in 2002, excluding the cumulative effect of the change in accounting principle in 2002). The return on average shareholders’ equity is calculated as current year net income divided by the average of year-end shareholders’ equity for the current and prior year. The write-off of acquired IPR&D in 2004 and the restructuring charges in 2004 and 2003 lowered the return on average shareholders’ equity by approximately 3.5% and 1.6% in 2004 and 2003, respectively.

Working Capital, Liquidity and Capital Resources

The following table summarizes our financial performance indicators of liquidity:

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

	2004	2003

Cash and short-term investments (in millions of dollars)	$335.9	$258.7
Working capital (in millions of dollars)	940.7	638.4
Current ratio	2.4	3.1
Debt as a % of capitalization	56.2%	29.0%
Net debt as a % of capitalization	51.6%	11.0%
Number of days sales in receivables	52.8	54.1
Number of days sales in inventories	86.8	89.4

     The following table summarizes the major components of cash flow:

SUMMARY OF CASH FLOWS

(In Millions of Dollars)	2004	2003	2002

Cash provided from (used in):
Operating activities	$328.2	$194.8	$244.9
Investing activities	(1,088.8)	(155.9)	(148.5)
Financing activities	811.9	(59.5)	(30.4)
Effect of exchange-rate changes on cash	25.9	12.9	11.3

Net increase (decrease) in cash and short-term investments	$77.2	$(7.7)	$77.3

OPERATING ACTIVITIES The increase in cash provided by operating activities in 2004 compared with 2003 primarily was due to an increase in earnings after adjusting for non-cash items. The increase in earnings was offset partially by a working capital build-up in accounts receivable, which used cash of $38.4 million. Our receivables increased by $258.2 million compared with 2003, primarily due to the Noveon International and hyperdispersants acquisitions. The increase in inventory used cash of $50.0 million primarily due to increased material costs and a higher weighting to finished goods and products in-process inventories, as well as some build-up of strategic inventory stocks at December 31, 2004. The increase in inventories was offset by a similar increase in accounts payable and an increase in accrued expenses for employee compensation accruals.

     We manage our levels of inventories and accounts receivables on the basis of average days sales in inventory and average days sales in receivables, respectively. Our target for accounts receivable is established taking into consideration the weighted average of our various terms of trade for each segment. Our target for days sales in inventory for each segment is established with the goal of minimizing our investment in inventories while at the same time ensuring adequate supply for our customers. In 2004, we outperformed our receivables targets and achieved our inventory targets.

INVESTING ACTIVITIES Our capital expenditures in 2004 were $133.2 million, as compared with $88.5 million and $65.3 million in 2003 and 2002, respectively. The 2004 expenditures include approximately $41.1 million for the newly acquired Noveon International business.

     In June 2004, we completed the acquisition of Noveon International for cash of $920.2 million plus transaction costs of $11.4 million and less cash acquired of $103.0 million.

     In January 2004, we completed the acquisition of the hyperdispersants business of Avecia for cash totaling $129.7 million. This additives business is headquartered in Blackley, United Kingdom and develops, manufactures and markets high-value additives that are based on polymeric dispersion technology and used in coatings and inks. These products enrich and strengthen color while reducing production costs and solvent emissions, and are marketed under the brand names Solsperse® , Solplus® and Solthix® . Historical annual revenues of this business are approximately $50.0 million. We funded the acquisition through €43.0 million borrowings ($55.0 million equivalent) under a 364-day credit facility, $5.0 million in yen borrowings and the remainder in cash. At December 31, 2003, we had a foreign currency forward contract of $125.0 million in order to fix the U.S. dollar price for this acquisition. In the first quarter of 2004, we recorded a pre-tax gain of $6.4 million ($0.07 per share) upon the termination of this foreign currency forward contract.

FINANCING ACTIVITIES The increase in cash provided from financing activities of $811.9 million in 2004 primarily was due to the aggregate net proceeds of $2,170.0 million received relating to the issuance of 14.7 million of the company’s common shares, $1,150.0 million in unsecured senior notes and debentures and a $575.0 million bank term loan, which were used to repay the temporary bridge loan that funded the Noveon International acquisition including the repayment of $1,103.1 million in assumed debt.

CAPITALIZATION AND CREDIT FACILITIES At December 31, 2004, our total debt outstanding of $1,972.3 million consisted of 54% fixed-rate debt and 46% variable-rate debt, including $400.0 million of fixed-rate debt, that has been effectively swapped to a variable rate. Our weighted-average interest rate as of December 31, 2004 was approximately 5%.

20 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

     Our net debt to capitalization ratio at December 31, 2004 was 51.6%. Net debt is the total of short-term and long-term debt, reduced by cash and short-term investments excluding original issue discounts and unrealized gains and losses on derivative instruments designated as fair-value hedges of fixed-rate debt. Capitalization is shareholders’ equity plus net debt. Total debt as a percent of capitalization was 56.2% at December 31, 2004.

     Our ratio of current assets to current liabilities declined from 3.1 at December 31, 2003 to 2.4 at December 31, 2004 due to the Noveon International and hyperdispersants acquisitions.

     After the announcement of the Noveon International acquisition, our long-term debt and commercial paper credit ratings were downgraded. The credit rating change eliminated our access to the commercial paper markets. As a result, we repaid our outstanding commercial paper and terminated our existing floating-to-fixed rate interest rate swaps with a notional value of $50.0 million effective April 29, 2004. The termination of the swaps resulted in a $2.9 million pre-tax charge that was recognized in the second quarter of 2004. In addition, we called the outstanding $18.4 million marine terminal refunding revenue bonds, at par, in the second quarter of 2004.

     At December 31, 2004, we had a $500.0 million revolving credit facility that matures in August 2009, which allows us to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified credit spread. As of December 31, 2004, we had no outstanding borrowings under this agreement.

     In May 2004, we obtained a 364-day bridge credit facility of $2,450.0 million for the purpose of financing the Noveon International acquisition. This temporary bridge facility enabled us to borrow at or below the U.S. prime rate. In June 2004, we borrowed $1,797.0 million under this facility to finance initially the Noveon International acquisition and repay a portion of the assumed Noveon International debt. In addition, in July 2004, we borrowed an additional $175.0 million under this facility to repay the outstanding notes also assumed as part of the Noveon International acquisition. On September 28, 2004, we repaid the bridge facility in full with proceeds from our permanent financing structure and the facility was cancelled. The equity component of our permanent financing included the issuance of 14.7 million common shares: 13.4 million shares on September 28, 2004 and an additional 1.3 million shares issued related to the exercise of the over-allotment option on October 27, 2004. The shares were issued at a price of $33.25 per share, resulting in net proceeds to the company of $470.0 million. The debt component of the financing included both public debt and bank term loans. We issued unsecured senior notes and debentures having an aggregate principal amount of $1,150.0 million and borrowed $575.0 million in bank term loans. In the fourth quarter of 2004, we prepaid $75.0 million in bank term loans.

     In June 2004, we entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing on September 30, 2004, whereby we had locked in Treasury rates relating to a portion of the then anticipated public debt securities issuance discussed above. These rate locks were designated as cash-flow hedges of the forecasted semi-annual interest payments associated with the expected debt issuance. In September 2004, we incurred a loss on the termination of these agreements in an aggregate amount of $73.9 million, which was funded through a portion of the financing proceeds, and is being amortized to interest expense over the life of the corresponding debt using the effective interest method.

CONTRACTUAL CASH OBLIGATIONS The following table shows our contractual cash obligations under debt agreements, leases, non-cancelable purchase commitments and other long-term liabilities at December 31, 2004:

	Payments Due by Period
			2006-	2008-	2010 and
(In Millions of Dollars)	Total	2005	2007	2009	After

Total debt (1)	$1,965.1	$8.2	$102.6	$1,002.7	$851.6
Interest (2)	1,120.8	81.9	163.6	151.7	723.6
Operating leases	75.4	21.9	26.3	12.8	14.4
Non-cancelable purchase commitments (3)	137.4	37.6	56.7	40.9	2.2
Other long-term liabilities (4) (5)	44.3	1.5	16.9	7.5	18.4

Total contractual cash obligations	$3,343.0	$151.1	$366.1	$1,215.6	$1,610.2

(1)	Total debt includes both the current and long-term portions of debt as reported in Note 6 to the consolidated financial statements, excluding original issue discounts and unrealized gains on derivative instruments designated as fair-value hedges of fixed-rate debt.

(2)	Represents estimated contractual interest payments for fixed-rate debt only. We are not able to estimate reasonably the cash payments for interest associated with variable-rate debt due to the significant estimation required relating to both market interest rates as well as projected principal payments.

(3)	Non-cancelable purchase commitments primarily include raw materials purchased under take-or-pay contracts, drumming, warehousing and service contracts, utility purchase agreements, terminal agreements and toll processing arrangements.

(4)	Other long-term liabilities disclosed in the table represent long-term liabilities reported in our consolidated balance sheet at December 31, 2004 under “noncurrent liabilities,” excluding pension, postretirement, environmental and other non-contractual liabilities.

(5)	We are required to make minimum contributions to our U.S. defined benefit pension plans pursuant to the minimum funding requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended. Funding requirements for plans outside the United States are subject to applicable local regulations. In 2005, we expect to make employer contributions of approximately $28.7 million to the qualified plans to satisfy these minimum statutory funding requirements. In 2005, we expect to make payments of approximately $2.2 million relating to our unfunded pension plans. The expected payments associated with the unfunded plans represent an actuarial estimate of future assumed payments based upon retirement and payment patterns. Actual amounts paid could differ from this estimate. In addition, non-pension postretirement benefit payments are expected to approximate $4.9 million in 2005. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit pension and other plans, such as interest rate levels, the amount and timing of asset returns and future restructurings, if any, we are not able to reasonably estimate our contributions beyond 2005.

     In addition, we have contingent obligations aggregating $33.4 million under standby letters of credit issued in the ordinary course of business to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions, insurance and benefit programs.

THE LUBRIZOL CORPORATION ■■ 21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     We had $1,972.3 million of debt outstanding at December 31, 2004, a majority of which originated from our acquisition of Noveon International, including the $1,150.0 million in senior notes and debentures issued in September 2004. As a result, our total debt as a percent of capitalization has increased from 29.0% at December 31, 2003 to 56.2% at December 31, 2004. We will also incur increased interest expense relating to the permanent Noveon International transaction financing. Our debt level will require us to dedicate a significant portion of our cash flow to make interest and principal payments, thereby reducing the availability of our cash flow for acquisitions or other purposes. Nevertheless, we believe our future operating cash flows will be sufficient to cover our debt repayments and other obligations and that we have untapped borrowing capacity that can provide us with additional financial resources. We currently have a shelf registration statement filed with the Securities and Exchange Commission under which $359.8 million of debt securities, preferred shares or common shares may be issued. In addition, as of December 31, 2004, we maintained cash and short-term investment balances of $335.9 million and had $500.0 million available under our revolving credit facility.

Critical Accounting Policies

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have utilized available information including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating our estimates inherent in these financial statements may not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to similar businesses.

ACCOUNTING FOR RESERVES AND CONTINGENCIES Our accounting policies for reserves and contingencies cover a wide variety of business activities, including reserves for potentially uncollectible receivables, slow-moving or obsolete inventory, legal and environmental exposures and tax exposures. We accrue these reserves when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We review these estimates quarterly based on currently available information. Actual results may differ from our estimates and our estimates may be revised upward or downward, depending upon the outcome or changed expectations based on the facts surrounding each exposure. We discuss annually with the audit committee of our board of directors our reserves and contingencies, as well as our policies and processes for evaluating them.

ACCOUNTING FOR SALES DISCOUNTS AND REBATES Sales discounts and rebates are offered to certain customers to promote customer loyalty and to encourage greater product sales. These rebate programs provide that upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives credits against purchases. We estimate the provision for rebates based upon the specific terms in each agreement at the time of shipment and an estimate of the customer’s achievement of the respective revenue milestones. Customer claims, returns and allowances and discounts are accrued based upon our history of claims and sales returns and allowances. The estimated provisions could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

DETERMINATION OF NET PERIODIC PENSION COST Each year we review with our actuaries the actuarial assumptions used in the determination of net periodic pension cost, as prescribed by SFAS No. 87, “Employers Accounting for Pensions.” The determination of net periodic pension cost is based upon a number of actuarial assumptions. The two critical assumptions are the expected return on plan assets and the discount rate for determining the funded status. Other assumptions include the rate of compensation increase and demographic factors such as retirement age, mortality and turnover. We review the critical assumptions for our U.S. pension plans with the audit committee of our board of directors. Our net periodic pension cost for all pension plans was $34.9 million in 2004, $14.1 million in 2003 and $8.4 million in 2002. The net periodic pension cost includes a settlement loss of $7.7 million and $0.3 million in 2004 and 2003, respectively. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

     In developing our assumption for the expected long-term rate of return on plan assets, we considered historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. During 2004, we maintained our assumption for the U.S. pension plans of 9.0% (7.82% on a weighted-average basis for all plans) because we believed that it represented a reasonable return that could be achieved over the long term using our current asset allocation. We did not substantially change our investment philosophy or investment mix of the asset portfolio in any of our Lubrizol plans existing prior to the Noveon International acquisition (legacy Lubrizol plans) in 2004. From the date of acquisition through the end of December, the Noveon International U.S. pension plans’ assets had an investment mix that approximated 50% in both equity and debt securities, as compared to the legacy Lubrizol U.S. pension plan target allocation of approximately 70% in equity securities and 30% in debt securities. However, in January 2005, we transferred the Noveon International U.S. pension assets into one master-trust arrangement with our existing U.S. pension plans. As a result, the combined assets will be subject to the same overall investment strategy and management going forward.

22 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

     A change in the rate of return of 100 basis points would have the following effects on the net periodic pension cost:

Effect on net periodic pension cost from change in the rate of return

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(1.9)	$1.9
International pension plans	(1.4)	1.4

All pension plans	$(3.3)	$3.3

     The selection of a discount rate for pension plans is required to determine the value of future pension obligations and represents our best estimate of our cost in the marketplace to settle all pension obligations through annuity purchases. Historically, we have determined the discount rate based upon current market indicators, including rates of return on Aa-rated corporate bonds or on long-term U.S. Treasury obligations. However, in 2004, we further refined this discount rate setting process by also looking at yields from dedicated bond portfolios that provide for a general matching of bond maturities with the projected benefit cash flows from our plans. The dedicated bond portfolios consist of non-callable corporate bonds that are at least Aa quality. Under this enhanced approach, the 2004 year-end discount rate assumption for our legacy Lubrizol U.S. pension plans was set at 6.25%, which remains unchanged from our 2003 year-end assumption. The Noveon International U.S. pension plans utilized a discount rate of 6.00% at December 31, 2004. On a worldwide basis, the 2004 weighted-average discount rate utilized was lowered to 5.74% from 5.88% used in 2003. A change in the discount rate of 100 basis points would have the following effects on the net periodic pension cost:

Effect on net periodic pension cost from change in the discount rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(3.3)	$5.3
International pension plans	(4.3)	4.7

All pension plans	$(7.6)	$10.0

     The accumulated benefit obligation for all pension plans worldwide exceeds the value of plan assets by $68.0 million. This represents an increase compared to 2003 of $45.1 million. The worldwide Noveon International plans accounted for $13.7 million of the increase. The value of the plan assets of the legacy Lubrizol U.S. pension plans at December 31, 2004 exceeded the accumulated benefit obligation liability by $0.1 million as compared to $18.9 million at December 31, 2003. This decrease in the funding status was due to an increase in the accumulated benefit obligation primarily related to losses generated from the workforce reductions.

     Changes in pension plan assumptions are expected to increase pension expense for most pension plans worldwide in 2005. After considering a full year of expense related to the Noveon International plans, 2005 pension expense is expected to approximate between $39.0 million and $41.0 million, excluding the impact of any settlement charges. The expected increase in pension expense in 2005, excluding the impact of settlement charges, is due to 12 months of expense for the Noveon International plans, the decline in both the legacy Lubrizol U.S. and Noveon International U.S. plans’ expected return on plan assets, the decline in the discount rate for the Noveon International U.S. plans and the recognition of loss amortization.

DETERMINATION OF POSTRETIREMENT BENEFIT COST Annually, we review with our actuaries the key economic assumptions used in calculating postretirement benefit cost as prescribed by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” Postretirement benefits include health care and life insurance plans. The determination of postretirement benefit cost is based upon a number of actuarial assumptions, including the discount rate for determining the accumulated postretirement benefit obligation, the assumed health care cost trend rates and ultimate health care trend rate. The same discount rate selected for the pension plans generally is used for calculating the postretirement benefit obligation by country. Net non-pension postretirement benefit cost was $5.8 million in 2004, $5.6 million in 2003 and $4.7 million in 2002.

     A change in the discount rate of 100 basis points would have the following effects on the postretirement benefit cost:

Effect on postretirement benefit cost from change in the discount rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$(1.5)	$1.8
International postretirement plans	(0.1)	0.1

All postretirement plans	$(1.6)	$1.9

     A change in the assumed health care cost trend rate of 100 basis points would have the following effects on the postretirement benefit cost:

Effect on postretirement benefit cost from change in assumed health care cost trend rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$1.8	$(1.4)
International postretirement plans	0.1	—

All postretirement plans	$1.9	$(1.4)

ACCOUNTING FOR BUSINESS COMBINATIONS During the past three years, we have completed several business combination transactions, the most significant of which was the Noveon International acquisition, which occurred on June 3, 2004. We allocate the purchase price to assets acquired and liabilities assumed based on their relative fair value at the date of acquisition pursuant to the provisions of SFAS No. 141, “Business Combinations.” In estimating the fair value of the tangible and intangible assets and liabilities acquired, we consider information obtained during our due diligence process and utilize various valuation methods including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows. We are required to make subjective estimates in connection with these valuations and allocations.

THE LUBRIZOL CORPORATION ■■ 23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS We review the carrying value of our long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based upon a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent, cash flows are available.

     The determination of both undiscounted and discounted cash flows requires us to make significant estimates and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact our net income.

     In connection with the acquisition and integration of Noveon International, we selected an investment banker in January 2005 to assist us in divesting underperforming and nonstrategic businesses. These potential divestitures have total revenues of approximately $300.0 million to $500.0 million. We have not identified buyers for these businesses. As such, none of the businesses or assets that we are evaluating is considered held for sale pursuant to the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

ACCOUNTING FOR GOODWILL IMPAIRMENT Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired and, effective January 1, 2002, is no longer amortized, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard requires goodwill to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of an operating segment below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of earnings and cash flow, which are based upon our strategic plans. The combination of a discounted cash flow analysis and terminal value model is used to determine the fair value of each reporting unit. While we use available information to prepare estimates and to perform the impairment evaluation, actual results could differ significantly resulting in future impairment and losses related to recorded goodwill balances. No impairment of goodwill was identified in the annual impairment test completed in 2004. (See Note 5 to the consolidated financial statements.)

NEW ACCOUNTING STANDARDS

SFAS No. 123(R)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment.” This standard will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This standard replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. We are currently evaluating the provisions of this standard to determine the impact on our consolidated financial statements. It is, however, expected to reduce consolidated net income.

SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This standard amended APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets. This standard replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges we complete starting January 1, 2006. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of “normal capacity” and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. This standard is effective for inventory costs incurred starting January 1, 2006. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

Medicare Prescription Drug Improvement and Modernization Act

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), which will begin in 2006.

24 ■■ THE LUBRIZOL CORPORATION

Management’s Discussion and Analysis CONTINUED

     We have determined that our postretirement health care plan provides prescription drug benefits that will qualify for the federal subsidy provided by the Act. As a result, the following actuarially determined changes in accounting for this plan have been recognized starting in the third quarter of 2004 due to the legislation and in accordance with the provisions of FASB Staff Position (FSP) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” (FSP 106-2).

☐	The accumulated postretirement benefit obligation determined as of January 1, 2004 has been reduced by approximately $5.8 million. This reduction caused an actuarial gain in accordance with FSP 106-2.

☐	The effect of the above gain is to reduce the annual amortization of unrecognized actuarial loss by approximately $0.4 million.

☐	The interest and service cost components of the related periodic expense for fiscal year 2004 have been reduced by approximately $0.3 million.

     For 2004, our annual net periodic postretirement benefit expense has been reduced by approximately $0.7 million in the aggregate as a result of this benefit.

New Tax Legislation and Related Guidance

On October 22, 2004, the American Jobs Creation Act (Jobs Act) was signed into law. Included in the Jobs Act is a provision for a special one-time tax deduction of 85% of certain foreign earnings, in excess of a base amount, that are repatriated prior to December 31, 2005 (for calendar-year taxpayers). In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” In January 2005, the Internal Revenue Service provided, in Notice 2005-10, additional guidance regarding how the Jobs Act rules on the repatriation of foreign subsidiary earnings are intended to operate.

     In accounting for the acquisition of Noveon International, we considered the pre-acquisition undistributed earnings of the foreign subsidiaries of Noveon International not to be indefinitely reinvested overseas. Therefore, the acquisition date balance sheet contains a deferred tax liability for the estimated U.S. and foreign tax cost of repatriating these earnings.

     As of December 31, 2004, our balance sheet included a deferred tax liability relating to a repatriation plan, which will result in approximately $180.0 million of cash being brought back to the United States. The calculation of this deferred tax liability assumes that we will be unable to use foreign tax credits to offset any portion of the U.S. tax cost of the planned repatriation.

     The Jobs Act also includes a tax deduction of up to 9.0% (when fully phased in) of the lesser of (a) “qualified production activities income,” as defined in the Jobs Act, or (b) taxable income, after the deduction for the utilization of any net operating loss carryforwards. In December 2004, the FASB issued FSP No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” We will be unable to obtain any benefit from this new deduction until our U.S. federal tax net operating loss carryforwards are completely utilized.

Cautionary Statements for Safe Harbor Purposes

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by any forward-looking statements, although we believe that our expectations reflected in those forward-looking statements are based upon reasonable assumptions. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements.

     We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:

☐	the cost, availability and quality of raw materials, including petroleum-based products;

☐	our ability to increase the prices of our products in a competitive environment;

☐	the effect of required principal and interest payments on our ability to fund capital expenditures and acquisitions and to meet operating needs;

☐	the overall global economic environment and the overall demand for our products on a worldwide basis;

☐	technology developments that affect longer-term trends for our products;

☐	the extent to which we are successful in expanding our business in new and existing markets;

☐	our ability to identify, complete and integrate acquisitions for profitable growth and operating efficiencies, especially our ability to integrate the acquisition of Noveon International;

☐	our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

☐	our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness;

THE LUBRIZOL CORPORATION ■■ 25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

☐	our success in retaining and growing the business that we have with our largest customers;

☐	the cost and availability of energy, including natural gas and electricity;

☐	the effect of interest rate fluctuations on our interest expense;

☐	the effects of fluctuations in currency exchange rates upon our reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

☐	the extent to which we achieve market acceptance of our commercial development programs;

☐	significant changes in government regulations affecting environmental compliance;

☐	the ability to identify, understand and manage risks inherent in new markets in which we choose to expand; and

☐	our ability to maintain operating continuity for those businesses identified as divestiture candidates.

Quantitative and Qualitative Disclosures About Market Risk

We operate manufacturing and blending facilities, laboratories and offices around the world and utilize fixed and variable-rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainties, import and export limitations, and market risks related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

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

     Our primary interest rate exposures relate to our cash and short-term investments, fixed and variable-rate debt and interest rate swaps. The calculation of potential loss in fair value is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flow and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% increase in interest rates would have had a favorable impact and a hypothetical 10% decrease in interest rates would have had an unfavorable impact on fair values of $47.3 million in 2004. In addition, a hypothetical 10% increase in interest rates would have had an unfavorable impact and a hypothetical 10% decrease in interest rates would have had a favorable impact on cash flows and income before tax of $2.9 million in 2004.

     Our primary currency exchange rate exposures are to foreign currency denominated debt, intercompany debt, cash and short-term investments and forward foreign currency exchange contracts. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on fair values of $26.1 million, cash flows of $43.7 million and income before tax of $13.5 million in 2004.

     Our primary commodity hedge exposures relate to natural gas and electric utility expenses. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our commodity exposures due to a 10% shift in the underlying commodity prices. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in commodity prices. A hypothetical 10% increase in commodity prices would have had a favorable impact and a hypothetical 10% decrease in commodity prices would have had an unfavorable impact on fair value, cash flow and income before tax of $0.3 million in 2004.

26 ■■ THE LUBRIZOL CORPORATION

Management’s Report on Internal Control Over Financial Reporting

The management of The Lubrizol Corporation and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Lubrizol Corporation’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

     The Lubrizol Corporation’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included in this annual report.

James L. Hambrick
Chairman, President and Chief Executive Officer

Charles P. Cooley
Senior Vice President and Chief Financial Officer

W. Scott Emerick
Corporate Controller

March 2, 2005

New York Stock Exchange Certifications

On April 27, 2004, James L. Hambrick, as chief executive officer, certified, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, that as of that date he was not aware of any violations by the Company of the NYSE’s Corporate Governance listing standards. This certification has been delivered to the NYSE.

     The chief executive officer and chief financial officer certifications created by Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to our Form 10-K and are incorporated herein by reference.

THE LUBRIZOL CORPORATION ■■ 27

Reports of Independent Registered Public Accounting Firm

Deloitte.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE LUBRIZOL CORPORATION

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Lubrizol Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 2, 2005 expressed an unqualified opinion on those financial statements.

Cleveland, Ohio
March 2, 2005

Deloitte.

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF THE LUBRIZOL CORPORATION

We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Notes 2 and 5 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Cleveland, Ohio
March 2, 2005

28 ■■ THE LUBRIZOL CORPORATION

Consolidated Statements of Income

	Year Ended December 31
(In Millions of Dollars Except Per-Share Data)	2004	2003	2002

Net sales	$3,155.6	$2,049.1	$1,980.3
Royalties and other revenues	3.9	3.0	3.6

Total revenues	3,159.5	2,052.1	1,983.9
Cost of sales	2,359.5	1,507.8	1,416.3
Selling and administrative expenses	304.6	202.9	196.9
Research, testing and development expenses	190.8	166.9	168.3
Amortization of intangible assets	18.0	4.9	4.2
Write-off of acquired in-process research and development	34.0	—	—
Restructuring charges	38.6	22.5	—

Total costs and expenses	2,945.5	1,905.0	1,785.7
Other income (expense) – net	4.9	3.3	(1.2)
Interest income	4.8	3.8	6.7
Interest expense	(77.1)	(25.1)	(23.3)

Income before income taxes and cumulative effect of change in accounting principle	146.6	129.1	180.4
Provision for income taxes	53.1	38.3	54.1

Income before cumulative effect of change in accounting principle	93.5	90.8	126.3
Cumulative effect of change in accounting principle	—	—	(7.8)

Net income	$93.5	$90.8	$118.5

Basic net income per share:
Income before cumulative effect of change in accounting principle	$1.68	$1.76	$2.45
Cumulative effect of change in accounting principle	—	—	(0.15)

Net income per share, basic	$1.68	$1.76	$2.30

Diluted net income per share:
Income before cumulative effect of change in accounting principle	$1.67	$1.75	$2.44
Cumulative effect of change in accounting principle	—	—	(0.15)

Net income per share, diluted	$1.67	$1.75	$2.29

Dividends per share	$1.04	$1.04	$1.04

The accompanying notes are an integral part of these consolidated financial statements.

THE LUBRIZOL CORPORATION ■■ 29

Consolidated Balance Sheets

	December 31
(In Millions of Dollars)	2004	2003

ASSETS
Cash and short-term investments	$335.9	$258.7
Receivables	582.8	324.6
Inventories	568.7	311.9
Other current assets	110.6	42.6

Total current assets	1,598.0	937.8

Property and equipment – at cost	2,731.3	1,960.6
Less accumulated depreciation	1,413.4	1,270.6

Property and equipment – net	1,317.9	690.0

Goodwill	1,153.8	208.7
Intangible assets – net	437.1	62.4
Investments in non-consolidated companies	7.4	6.3
Other assets	52.1	37.1

TOTAL	$4,566.3	$1,942.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$8.2	$2.9
Accounts payable	339.6	143.1
Accrued expenses and other current liabilities	309.5	153.5

Total current liabilities	657.3	299.5

Long-term debt	1,964.1	386.7
Postretirement health care obligations	106.4	98.4
Noncurrent liabilities	170.7	100.3
Deferred income taxes	90.7	52.8

Total liabilities	2,989.2	937.7

Minority interest in consolidated companies	53.6	51.3

Contingencies and commitments
Preferred stock without par value – unissued	—	—
Common shares without par value – 66,778,865 and 51,588,190 outstanding shares at December 31, 2004 and 2003, respectively	610.6	123.8
Retained earnings	897.4	865.5
Accumulated other comprehensive income (loss)	15.5	(36.0)

Total shareholders’ equity	1,523.5	953.3

TOTAL	$4,566.3	$1,942.3

The accompanying notes are an integral part of these consolidated financial statements.

30 ■■ THE LUBRIZOL CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31
(In Millions of Dollars)	2004	2003	2002

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$93.5	$90.8	$118.5
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	154.7	100.4	95.8
Write-off of acquired in-process research and development	34.0	—	—
Deferred income taxes	5.9	1.5	3.2
Restructuring charges	27.5	3.3	—
Cumulative effect of change in accounting principle	—	—	7.8
Change in current assets and liabilities, net of acquisitions:
Receivables	(38.4)	4.7	29.0
Inventories	(50.0)	17.4	(10.2)
Accounts payable, accrued expenses and other current liabilities	80.5	(26.8)	2.6
Other current assets	2.5	(4.3)	(7.5)

	(5.4)	(9.0)	13.9
Change in noncurrent liabilities	9.0	11.7	3.6
Other items – net	9.0	(3.9)	2.1

Total operating activities	328.2	194.8	244.9
INVESTING ACTIVITIES
Capital expenditures	(133.2)	(88.5)	(65.3)
Acquisitions – net of cash received and liabilities assumed	(958.4)	(68.6)	(86.7)
Other items – net	2.8	1.2	3.5

Total investing activities	(1,088.8)	(155.9)	(148.5)
FINANCING ACTIVITIES
Changes in short-term debt, net	(72.6)	(5.8)	(1.4)
Repayments of long-term debt	(1,193.0)	(9.2)	(2.3)
Proceeds from the issuance of long-term debt	1,743.3	4.5	—
Dividends paid	(57.6)	(53.6)	(53.4)
Proceeds from sale of common shares, net of underwriting commissions and offering expenses of $20.2 million	470.0	—	—
Payment of debt issuance costs	(16.8)	—	—
Payment of Treasury rate lock upon settlement	(73.9)	—	—
Proceeds (payment) on termination of interest rate swaps	(2.9)	—	18.1
Proceeds from the exercise of stock options	15.4	4.6	8.6

Total financing activities	811.9	(59.5)	(30.4)
Effect of exchange rate changes on cash	25.9	12.9	11.3

Net increase (decrease) in cash and short-term investments	77.2	(7.7)	77.3
Cash and short-term investments at the beginning of year	258.7	266.4	189.1

Cash and short-term investments at the end of year	$335.9	$258.7	$266.4

The accompanying notes are an integral part of these consolidated financial statements.

THE LUBRIZOL CORPORATION ■■ 31

Consolidated Statements of Shareholders’ Equity

		Shareholders’ Equity
	Number of			Accumulated Other
	Shares	Common	Retained	Comprehensive
(In Millions)	Outstanding	Shares	Earnings	Income (Loss)	Total

BALANCE, JANUARY 1, 2002	51.2	$109.7	$763.3	$(99.8)	$773.2

Comprehensive income:
Net income 2002		—	118.5	—	118.5
Other comprehensive income		—	—	21.7	21.7

Comprehensive income					140.2
Dividends declared		—	(53.5)	—	(53.5)
Deferred stock compensation		0.5	—	—	0.5
Common shares – treasury:
Shares issued upon exercise of stock options and awards	0.3	8.8	—	—	8.8

BALANCE, DECEMBER 31, 2002	51.5	119.0	828.3	(78.1)	869.2

Comprehensive income:
Net income 2003		—	90.8	—	90.8
Other comprehensive income		—	—	42.1	42.1

Comprehensive income					132.9
Dividends declared		—	(53.6)	—	(53.6)
Deferred stock compensation		1.1	—	—	1.1
Common shares – treasury:
Shares issued upon exercise of stock options and awards	0.1	3.7	—	—	3.7

BALANCE, DECEMBER 31, 2003	51.6	123.8	865.5	(36.0)	953.3

Comprehensive income:
Net income 2004		—	93.5	—	93.5
Other comprehensive income		—	—	51.5	51.5

Comprehensive income					145.0
Dividends declared		—	(61.6)	—	(61.6)
Common shares – issued in public offerings	14.7	470.0	—	—	470.0
Deferred stock compensation		3.4	—	—	3.4
Common shares – treasury:
Shares issued upon exercise of stock options and awards	0.5	13.4	—	—	13.4

BALANCE, DECEMBER 31, 2004	66.8	$610.6	$897.4	$15.5	$1,523.5

The accompanying notes are an integral part of these consolidated financial statements.

32 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements

(In Millions Except Per-Share Data)

Note 1 – NATURE OF OPERATIONS

The Lubrizol Corporation is a specialty chemical company that produces and supplies technologies to the global transportation, industrial and consumer markets. These technologies include lubricant additives for engine oils, other transportation-related fluids and industrial lubricants, as well as additives for gasoline and diesel fuel. In addition, the company makes ingredients and additives for personal care products and pharmaceuticals; specialty materials, including plastics technology; performance coatings in the form of specialty resins and additives; and additives for the food and beverage industry.

     On June 3, 2004, the company consummated its acquisition of Noveon International, Inc. (Noveon International). As a result of this acquisition, the company reorganized its product lines into two operating and reporting segments: Lubricant Additives and Specialty Chemicals. Refer to Note 14 for a further description of the nature of the company’s operations, the product lines within each of the operating segments, segment operating income and related financial disclosures for the reportable segments.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION The consolidated financial statements include the accounts of The Lubrizol Corporation and its consolidated subsidiaries. The company consolidates certain entities in which it owns less than a 100% equity interest if it is either deemed to be the primary beneficiary in a variable interest entity, as defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” or where its ownership interest is at least 50% and the company has effective management control. The equity method of accounting is applied to non-consolidated entities in which the company can exercise significant influence over the entity with respect to its operations and major decisions. The book value of investments carried on the equity method was $5.6 million at both December 31, 2004 and 2003. Investments carried at cost were $1.8 million and $0.7 million at December 31, 2004 and December 31, 2003, respectively.

ESTIMATES The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS The company invests its excess cash in short-term investments with various banks and financial institutions. Short-term investments are cash equivalents, as they are part of the cash management activities of the company and are comprised of investments having maturities of three months or less when purchased.

INVENTORIES Inventories are stated at the lower of cost or market value. Cost of inventories is determined by either the first-in, first-out (FIFO) method or the moving-average method, except in the United States for chemical inventories, which are primarily valued using the last-in, first-out (LIFO) method.

     The company accrues volume discounts on purchases from vendors where it is probable that the required volume will be attained and the amount can be reasonably estimated. The company records the discount as a reduction in the cost of the purchase (generally raw materials), based on projected purchases over the purchase agreement period.

     In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of “normal capacity” and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. This standard is effective for inventory costs incurred starting January 1, 2006. The company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

PROPERTY AND EQUIPMENT Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment, which comprised approximately 7% and 12% of the depreciable assets at December 31, 2004 and 2003, respectively. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and land and building improvements and range from 3 to 20 years for machinery and equipment.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS The company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent, cash flows are available.

THE LUBRIZOL CORPORATION ■■ 33

Notes To Financial Statements

(In Millions Except Per-Share Data)

GOODWILL AND INTANGIBLE ASSETS Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired and, effective January 1, 2002, is no longer amortized, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is tested for impairment annually, and between annual tests if an event occurs or circumstances change that indicate the carrying amount may be impaired. The company has elected to perform its annual tests for potential impairment of goodwill and indefinite-lived intangible assets as of October 1st of each year. Impairment testing is done at the reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined through a combination of discounted cash flow analysis and terminal value calculations.

     Intangible assets resulting from business acquisitions, including customer lists, purchased technology, trademarks, patents, land-use rights and non-compete agreements, are amortized on a straight-line method over periods ranging from 3 to 40 years. Under SFAS No. 142, intangible assets determined to have indefinite lives are no longer amortized, but are tested for impairment at least annually. As part of the annual impairment test, the useful lives of the non-amortized intangible assets are reviewed to determine if the indefinite status remains appropriate.

DEFERRED FINANCING COSTS Costs incurred with the issuance of debt and credit facilities are capitalized and amortized over the life of the associated debt as a component of interest expense using the effective interest method of amortization. In June 2004, the company initially financed the Noveon International acquisition with a temporary bridge facility. Fees associated with the bridge facility were capitalized and amortized over the bridge financing period. A total of $11.2 million was incurred in bridge facility fees in June 2004. These fees were expensed ratably through September 2004 when the bridge facility was repaid in full. In September 2004, the company incurred $16.8 million in debt issuance costs and fees relating to the issuance of $1,150.0 million in senior notes and debentures, and the new $1,075.0 million five-year credit facilities. Such costs are being amortized under the effective interest method over the respective terms of the debt. The net deferred financing costs were $20.9 million and $6.4 million at December 31, 2004 and 2003, respectively. Amortization expense recorded in 2004, 2003 and 2002 was $1.6 million, $1.3 million and $1.3 million, respectively.

ENVIRONMENTAL LIABILITIES The company accrues for expenses associated with environmental remediation obligations when such expenses are probable and reasonably estimable, based upon current law and existing technologies. These accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

SHARE REPURCHASES The company uses the par-value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.

FOREIGN CURRENCY TRANSLATION The assets and liabilities of the company’s international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted-average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of other comprehensive income in shareholders’ equity, except for subsidiaries for which the functional currency is other than the local currency, where translation adjustments are recognized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.

REVENUE RECOGNITION Revenues are recognized at the time of shipment of products to customers, or at the time of transfer of title if later and when collection is reasonably assured. All amounts in a sales transaction billed to a customer related to shipping and handling are reported as revenues.

     Provisions for sales discounts and rebates to customers are recorded, based upon the terms of sales contracts, in the same period the related sales are recorded, as a deduction to the sale. Sales discounts and rebates are offered to certain customers to promote customer loyalty and encourage greater product sales. These rebate programs provide that upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives credits against purchases. The company estimates the provision for rebates based on the specific terms in each agreement at the time of shipment and an estimate of the customer’s achievement of the respective revenue milestones.

COMPONENTS OF COST OF SALES Cost of sales is comprised of raw material costs including freight and duty, inbound handling costs associated with the receipt of raw materials, direct production, maintenance and utility costs, plant and engineering overhead, terminals and warehousing costs, and outbound shipping and handling costs.

RESEARCH, TESTING AND DEVELOPMENT Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $108.3 million in 2004, $93.9 million in 2003 and $93.5 million in 2002. Costs to acquire in-process research and development (IPR&D) projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition.

INCOME TAXES The company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

PER SHARE AMOUNTS Net income per share is computed by dividing net income by average common shares outstanding during the period, including contingently issuable shares. Net income per diluted share includes the dilutive impact resulting from outstanding stock options and stock awards. Per share amounts are computed as follows:

34 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

	2004	2003	2002
Numerator:
Income before cumulative effect of change in accounting principle	$93.5	$90.8	$126.3
Cumulative effect of change in accounting principle	—	—	(7.8)

Net income	$93.5	$90.8	$118.5

Denominator:
Weighted-average common shares outstanding	55.7	51.7	51.5
Dilutive effect of stock options and awards	0.3	0.2	0.3

Denominator for net income per share, diluted	56.0	51.9	51.8

Basic net income per share:
Income before cumulative effect of change in accounting principle	$1.68	$1.76	$2.45

Net income per share, basic	$1.68	$1.76	$2.30

Diluted net income per share:
Income before cumulative effect of change in accounting principle	$1.67	$1.75	$2.44

Net income per share, diluted	$1.67	$1.75	$2.29

     Weighted-average shares issuable upon the exercise of stock options that were excluded from the diluted earnings per share calculations because they were antidilutive were 1.1 million in 2004, 2.5 million in 2003 and 2.4 million in 2002.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in value is immediately recognized in earnings. The company only uses derivative financial instruments to manage well-defined interest rate, foreign currency and commodity price risks. The company does not use derivatives for trading purposes.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES Liabilities for costs associated with exit or disposal activities are recognized and measured initially at fair value when the liability is incurred pursuant to the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which became effective for the company for exit or disposal activities initiated after December 31, 2002.

GUARANTEES FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” requires the disclosure of any guarantees existing prior to January 1, 2003 and the recognition of a liability for any guarantees entered into or modified on or after that date. The company does not have any material guarantees within the scope of FIN 45.

STOCK-BASED COMPENSATION The company currently uses the intrinsic value method to account for employee stock options. The following table shows the pro forma effect on net income and earnings per share if the company had applied the fair-value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2004	2003	2002
Reported net income	$93.5	$90.8	$118.5
Plus: Stock-based employee compensation (net of tax) included in net income	2.1	0.3	0.1
Less: Stock-based employee compensation (net of tax) using the fair-value method	(6.0)	(4.4)	(6.1)

Pro forma net income	$89.6	$86.7	$112.5

Reported net income per share, basic	$1.68	$1.76	$2.30

Pro forma net income per share, basic	$1.61	$1.68	$2.18

Reported net income per share, diluted	$1.67	$1.75	$2.29

Pro forma net income per share, diluted	$1.60	$1.67	$2.17

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This standard will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This standard replaces SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. The company is currently evaluating the provisions of this standard to determine the impact on its consolidated financial statements. It is, however, expected to reduce consolidated net income.

EXCHANGES OF NONMONETARY ASSETS In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This standard amended APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception from fair value measurement for nonmonetary exchanges of similar productive assets. This standard replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has no commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for all nonmonetary asset exchanges completed by the company starting January 1, 2006. The company does not believe the adoption of this standard will have a material impact on its financial position, results of operations or cash flows.

ACCOUNTING FOR THE MEDICARE PRESCRIPTION DRUG IMPROVEMENT AND MODERNIZATION ACT The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), which will begin in 2006.

THE LUBRIZOL CORPORATION ■■ 35

Notes To Financial Statements

(In Millions Except Per-Share Data)

     The company has determined that its postretirement health care plans provide prescription drug benefits that will qualify for the federal subsidy provided by the Act. As a result, the following actuarially determined changes in accounting for this plan have been recognized starting in the third quarter of 2004 due to the legislation and in accordance with the provisions of FASB Staff Position (FSP) FAS No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” (FSP 106-2).

☐	The accumulated postretirement benefit obligation determined as of January 1, 2004 has been reduced by approximately $5.8 million. This reduction caused an actuarial gain in accordance with FSP 106-2.

☐	The effect of the above gain is to reduce the annual amortization of unrecognized actuarial loss by approximately $0.4 million.

☐	The interest and service cost components of the related periodic expense for fiscal year 2004 have been reduced by approximately $0.3 million.

     For 2004, annual net periodic postretirement benefit expense has been reduced by approximately $0.7 million in the aggregate as a result of this benefit.

RECLASSIFICATIONS Certain prior period amounts have been reclassified to conform to the current year presentation.

Note 3 – ACQUISITIONS AND PRO FORMA FINANCIAL INFORMATION

On June 3, 2004, we completed the acquisition of Noveon International for cash of $920.2 million (inclusive of $32.9 million in certain seller expenses) plus transaction costs of $11.4 million and less cash acquired of $103.0 million. In addition, the company assumed $1,103.1 million of long-term indebtedness from Noveon International. Noveon International had 2003 revenues of $1,135.9 million. With the acquisition of Noveon International, the company has accelerated its program to attain a substantial presence in the personal care and coatings markets by adding a number of higher-growth, industry-leading products under highly recognizable brand names, including Carbopol® , to the company’s portfolio of lubricant and fuel additives, and consumer products. Additionally, Noveon International has a number of industry-leading specialty materials businesses, including TempRite® chlorinated polyvinyl chloride and Estane® thermoplastic polyurethane.

     The acquisition and related costs were initially financed with the proceeds of a $2,450.0 million 364-day bridge credit facility. Shortly after the acquisition, the company repaid substantially all of the assumed long-term debt of Noveon International with proceeds of the temporary bridge loan. In addition, the temporary bridge loan was repaid in full in September 2004 with the proceeds from the permanent financing obtained by the issuance of senior notes, debentures and equity and the borrowing of $575.0 million of bank term loans, resulting in proceeds of approximately $2,170.0 million, net of underwriting commissions, discounts and transaction costs.

     Our consolidated balance sheet as of December 31, 2004 reflects the acquisition of Noveon International under the purchase method of accounting. We recorded the various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International at their estimated fair values that we determined as of the acquisition date. The allocation of the purchase price has not yet been finalized, but is substantially complete, as of December 31, 2004. While we do not expect any material changes, the purchase price allocation remains subject to revision through the end of the allocation period ending in the second quarter of 2005. Actuarial valuations were completed for the projected pension and other post-employment benefit obligations and were reflected in the purchase price allocation. In addition, appraisals of long-lived assets and identifiable intangible assets, including an evaluation of IPR&D projects, have also been completed.

     The purchase price includes the estimated fair value of IPR&D projects totaling $34.0 million that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. As a result, the full amount allocated to IPR&D was expensed in 2004. There were nine projects acquired in the Noveon International transaction in several different product lines. The projects are at varying stages of completeness ranging from the early development stage to prototype testing. The company estimates the need to spend approximately $3.0 million to develop the acquired technology and expects the benefit from these projects to be generated starting in 2005 and continuing into 2006. The inventory step-up to fair value totaled $24.2 million, of which $9.8 million was expensed in 2004. As the remaining step-up relates to inventories accounted for on the LIFO method of accounting, the company does not anticipate that additional amounts of step-up will be expensed in the near term. In the fourth quarter of 2004, the company reflected a reduction in the long-lived assets as a result of the completion of appraisals of these Noveon International assets. In the fourth quarter, the company recognized a $4.4 million reduction in depreciation expense for the period from the acquisition date to December 31, 2004 to reflect changes in estimated fair values and asset lives for the long-lived assets.

     The 2004 historical results only include revenues and expenses of Noveon International since the date of acquisition.

     The following unaudited pro forma operating data is presented for the years ended December 31, 2004 and 2003 as if the Noveon International acquisition had been completed at the beginning of each of the periods presented below in the table. The pro forma data gives effect to actual operating results prior to the acquisition. Adjustments to cost of sales for the inventory step-up charge, fixed asset depreciation, intangible asset amortization, the write-off of acquired IPR&D, interest expense, income taxes and weighted-average common shares outstanding related to the acquisition are reflected in the pro forma data. In addition, the company assumed that the bridge loan was replaced with the permanent long-term financing, consisting of both debt and equity, at the end of the fourth month in both 2004 and 2003. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future.

36 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

	2004	2003
Total revenues	$3,697.1	$3,182.2
Income before cumulative effect of change in accounting principle	$110.6	$66.2

Net income	$110.6	$65.7

Income per share before cumulative effect of change in accounting principle, basic	$1.79	$1.07

Income per share before cumulative effect of change in accounting principle, diluted	$1.78	$1.07

Net income per share, basic	$1.79	$1.07

Net income per share, diluted	$1.78	$1.06

     In January 2004, the company completed the acquisition of the coatings hyperdispersants business from Avecia for cash totaling $129.7 million, including transaction costs of $2.2 million. This business is headquartered in Blackley, United Kingdom and develops, manufactures and markets high-value additives that are based on polymeric dispersion technology and used in coatings and inks. These products enrich and strengthen color while reducing production costs and solvent emissions, and are marketed under the brand names Sol-sperse®, Solplus® and Solthix®. Annualized revenues of this business are approximately $50.0 million.

     The fair value of assets acquired and liabilities assumed in 2004 acquisitions is as follows:

	Fair Value of Net Assets Acquired in 2004
	Noveon	Hyper-
	International	dispersants	Other	Total
Receivables	$184.8	$7.3	$—	$192.1
Inventories	180.6	10.5	—	191.1
Other current assets	54.6	—	—	54.6
Property and equipment	614.8	5.5	—	620.3
Goodwill	830.1	76.4	—	906.5
Intangible assets	378.8	42.7	—	421.5
Other noncurrent assets	17.3	—	0.1	17.4

Total assets	2,261.0	142.4	0.1	2,403.5

Accounts payable	129.4	7.0	—	136.4
Accrued expenses	107.0	—	—	107.0
Current and long-term debt	1,103.1	—	—	1,103.1
Noncurrent liabilities	92.9	5.7	—	98.6

Total liabilities	1,432.4	12.7	—	1,445.1

Increase in net assets from acquisitions	$828.6	$129.7	$0.1	$958.4

     In 2003, the company completed two acquisitions in the Specialty Chemicals segment for cash of $68.6 million. In July 2003, the company purchased the product lines of a silicones business from BASF, which expanded the foam control additives business to approximately $40.0 million in annual revenues. Assets acquired from BASF included customer lists, certain trademarks, manufacturing technology and other related intellectual property specifically developed for silicone products in the North America region and finished goods inventory. Silicones are used in the manufacture of sealants, caulks and water-proofing products. Historical annual revenues for these silicone products approximate $6.0 million. In September 2003, the company completed an acquisition of a selected personal care ingredients business from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Products from this business go into a wide range of end uses, including skin care and hair conditioners. Products include methyl glucoside derivatives, lanolin derivatives and PromulgenTM personal care ingredients. Annualized revenues of this acquisition were approximately $30.0 million.

     The fair value of assets acquired and liabilities assumed in 2003 acquisitions is as follows:

Fair Value of Net Assets
Acquired in 2003
Receivables	$0.4
Inventories	7.8
Property and equipment	1.8
Goodwill	36.2
Intangible assets	23.4
Other assets	0.2

Total assets	69.8

Accrued expenses	1.0
Deferred income taxes – noncurrent	0.2

Total liabilities	1.2

Increase in net assets from acquisitions	$68.6

Note 4 – INVENTORIES

	2004	2003
Finished products	$311.2	$150.7
Products in process	75.9	62.3
Raw materials	153.1	78.9
Supplies and engine test parts	28.5	20.0

Total inventory	$568.7	$311.9

     Inventories on the LIFO method were 37% and 24% of consolidated inventories at December 31, 2004 and 2003, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2004 and 2003 by $80.5 million and $57.2 million, respectively.

     During 2003, some inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory quantities carried at lower costs in prior years as compared with costs at December 31, 2003. The effect of this liquidation increased income before taxes by $0.6 million.

THE LUBRIZOL CORPORATION ■■ 37

Notes To Financial Statements

(In Millions Except Per-Share Data)

Note 5 – GOODWILL & INTANGIBLE ASSETS

Goodwill Effective January 1, 2002, the company adopted SFAS No. 142, pursuant to which goodwill is no longer amortized but rather is reviewed for impairment annually or more frequently if impairment indicators arise. The company performed the transitional impairment review of goodwill as of January 1, 2002. This evaluation indicated that goodwill recorded in the advanced fluid systems operating segment (a separate operating segment prior to the reorganization of the company’s operating segments in 2004) was impaired as of that date. The economic conditions at the time of impairment testing, including declining revenues, reduced the estimated future expected performance of this operating segment, which included the equipment businesses the company acquired in fluid metering and particulate traps. Accordingly, the company recognized a transitional impairment charge of $7.8 million in 2002. This non-cash charge was recorded as a cumulative effect of a change in accounting principle in the consolidated statement of income in 2002. There was no tax benefit associated with this charge.

     No impairment of goodwill was identified in connection with the 2004 and 2003 tests performed annually as of October 1st. The carrying amount of goodwill by reporting segment is as follows:

	Lubricant	Specialty
	Additives	Chemicals	Total

Balance, January 1, 2003	$95.8	$72.6	$168.4
Goodwill acquired	—	36.2	36.2
Translation & other adjustments	3.5	0.6	4.1

Balance, December 31, 2003	99.3	109.4	208.7
Goodwill acquired	—	906.5	906.5
Translation & other adjustments	1.6	37.0	38.6

Balance, December 31, 2004	$100.9	$1,052.9	$1,153.8

Intangible Assets Pursuant to SFAS No. 142, indefinite-lived intangible assets are no longer amortized but rather are reviewed annually or more frequently if impairment indicators arise. The company’s indefinite-lived assets consist primarily of trademarks. The company assesses the indefinite-lived trademarks for impairment separately from goodwill. As part of the annual test, the useful lives of the non-amortized trademarks are also reviewed to determine if the indefinite status remains appropriate. After considering the expected use of the trademarks and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trademarks, in accordance with SFAS No. 142, the company determined that the trademarks had indefinite lives. No impairment of the non-amortized trademarks was identified in connection with the 2004 and 2003 tests performed annually as of October 1st.

     Excluding the non-amortized trademarks, the intangible assets are amortized over the lives of the agreements or other periods of value, which range between 3 and 40 years.

     The following table shows the components of identifiable intangible assets as of December 31, 2004 and 2003:

	2004		2003
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists	$151.9	$6.4	$3.3	$0.3
Technology	144.4	25.4	38.7	18.3
Trademarks	24.4	2.3	2.2	1.1
Patents	13.2	1.5	1.0	0.3
Land-use rights	7.1	0.8	7.1	0.6
Non-compete agreements	8.9	3.8	6.9	2.0
Other	11.3	0.9	10.7	0.4

Total amortized intangible assets	361.2	41.1	69.9	23.0

Non-amortized intangible assets:
Non-amortized trademarks	117.0	—	15.5	—

Total	$478.2	$41.1	$85.4	$23.0

     Excluding the impact of further acquisitions, estimated annual intangible amortization expense for the next five years will approximate $25.6 million in 2005, $25.4 million in 2006, $23.9 million in 2007, $22.4 million in 2008 and $20.6 million in 2009.

     The fair value of intangible assets acquired in 2004 and 2003 are shown below by major asset class. The intangible assets will be amortized over periods ranging from 3 to 20 years.

	Fair Value of Assets
	Noveon	Hyper-	2004	2003
	International	dispersants	Total	Total

Amortized intangible assets:
Customer lists	$120.7	$24.0	$144.7	$0.2
Technology	105.7	—	105.7	7.2
Trademarks	22.2	—	22.2	—
Patents	—	11.6	11.6	—
Non-compete agreements	2.0	—	2.0	1.4
Other	34.0	0.1	34.1	5.4

Total amortized intangible assets	284.6	35.7	320.3	14.2

Non-amortized intangible assets:
Non-amortized trademarks	94.2	7.0	101.2	9.2

Total	$378.8	$42.7	$421.5	$23.4

     The Noveon International purchase price included the estimated fair value of research and development projects totaling $34.0 million that, as of the acquisition date, had not reached technological feasibility and had no future alternative use. As a result, the full amount was expensed in 2004. This amount is reflected in the table above as an other amortized intangible asset.

38 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

     The weighted-average amortization periods for intangible assets acquired in 2004 and 2003 are as follows:

	2004		2003

Amortized intangible assets:
Customer lists	16	years	5	years
Technology	15		19
Trademarks	15		—
Patents	9		—
Non-compete agreements	4		5
Other	3		20
Total	15		18

Note 6 – SHORT-TERM AND LONG-TERM DEBT

The company’s debt is comprised of the following at December 31, 2004 and 2003:

	2004	2003

Short-term debt consists of:
Yen denominated, at weighted-average rates of 0.6% and 0.8%	$7.8	$2.8
Current portion of long-term debt	0.4	0.1

Total	$8.2	$2.9

Long-term debt consists of:
5.875% notes, due 2008, including a fair value adjustment of $4.8 million for unrealized gain on derivative hedge instruments in 2004 and remaining unamortized gain on termination of swaps of $10.7 million and $13.4 million in 2004 and 2003, respectively	$215.5	$213.4
4.625% notes, due 2009, net of original issue discount of $0.3 million and fair value adjustment of $0.1 million for unrealized loss on derivative hedge instruments	399.6	—
5.5% notes, due 2014, net of original issue discount of $2.9 million	447.1	—
7.25% debentures, due 2025	100.0	100.0
6.5% debentures, due 2034, net of original issue discount of $5.0 million	295.0	—

Debt supported by long-term banking arrangements:
Term loans, at LIBOR plus 1.25% (3.7% at December 31, 2004)	500.0	—
Commercial paper, at a weighted-average rate of 1.1%	—	50.0
Marine terminal refunding revenue bonds, at 1.3%	—	18.4
Other	7.3	5.0

	1,964.5	386.8
Less current portion	0.4	0.1

Total	$1,964.1	$386.7

     The scheduled principal payments for all outstanding debt are $8.2 million in 2005, $45.0 million in 2006, $57.6 million in 2007, $257.7 million in 2008, $745.0 million in 2009 and $851.6 million thereafter.

     In September 2004, the company issued senior unsecured notes and debentures having an aggregate principal amount of $1,150.0 million including: $400.0 million 4.625% notes due October 1, 2009; $450.0 million 5.5% notes due October 1, 2014; and $300.0 million 6.5% debentures due October 1, 2034. The price to the public was 99.911% per 2009 note, 99.339% per 2014 note and 98.341% per 2034 debenture. The resulting original issue discount from the issuance of these notes and debentures of $8.3 million was recorded as a reduction of the underlying debt issuances and is being amortized over the life of the debt using the effective interest method. Interest is payable semi-annually on April 1 and October 1 of each year, beginning April 1, 2005. The notes and debentures have no sinking fund requirement, but are redeemable, in whole or in part, at the option of the company. The company's wholly owned direct and indirect domestic subsidiaries guarantee the notes and debentures on an unsecured and unsubordinated basis. The proceeds from these notes and debentures were used to repay a portion of the 364-day credit facility that was utilized to bridge finance the Noveon International acquisition. Including debt issuance costs, original issue discounts and losses on Treasury rate lock agreements, the 2009 notes, 2014 notes and 2034 debentures have effective annualized interest rates of approximately 5.2%, 6.2% and 6.7%, respectively, with a weighted-average interest rate for the aggregate issuances of approximately 6.0%.

     In August 2004, the company entered into a new five-year $1,075.0 million unsecured bank credit agreement consisting of: $575.0 million in term loans and a $500.0 million committed revolving credit facility. This credit agreement permits the company to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified spread. The spread is dependent on the company's long-term unsecured senior debt rating from Standard and Poor's and Moody's Investor Services. Each of the company's wholly owned direct and indirect domestic subsidiaries unconditionally guarantees all of the obligations under the credit agreement. In September 2004, the company borrowed $575.0 million in term loans, the proceeds of which were used to repay a portion of the 364-day credit facility used to bridge finance the Noveon International acquisition. Principal on the term loans is due quarterly in equal installments of $14.4 million beginning March 31, 2005, with any remaining unpaid balance due in September 2009. The loans are prepayable at any time without penalty, and prepayments are applied in forward order of maturity. In the fourth quarter of 2004, the company prepaid $75.0 million, and, as a result, the next required principal payment on the term loans is due in June 2006. There were no outstanding revolving credit facility borrowings as of December 31, 2004.

     In May 2004, the company obtained a 364-day credit facility of $2,450.0 million for the purpose of bridge financing the Noveon International acquisition. This credit facility enabled the company to borrow at or below the U.S. prime rate. In June 2004, the company borrowed $1,797.0 million to finance the Noveon International acquisition and repay a portion of the assumed Noveon International debt. In addition, in July 2004, the company borrowed $175.0 million to repay the outstanding seller notes also assumed as part of the Noveon International acquisition. The company repaid the bridge credit facility in September 2004 with proceeds from the equity issuance, $1,150.0 in notes and debentures and $575.0 million in bank term loans. The company cancelled the bridge credit facility effective September 28, 2004.

THE LUBRIZOL CORPORATION ■■ 39

Notes To Financial Statements

(In Millions Except Per-Share Data)

     In addition, the company had a committed revolving credit facility of $350.0 million with an original expiration date of July 17, 2006. The company repaid all outstanding borrowings and cancelled this credit facility on September 28, 2004. Immediately prior to cancellation, there were outstanding borrowings under this facility of $75.0 million, the proceeds of which were used to fund the repayment of previously outstanding commercial paper and marine terminal refunding revenue bonds, and liabilities associated with the termination of various floating-to-fixed rate swaps. This credit facility permitted the company to borrow at or below the U.S. prime rate. This facility also permitted the company to refinance beyond one year $350.0 million of debt, which by its terms is due within one year. As a result, the company classified as long-term, at December 31, 2003, the portion of commercial paper borrowings expected to remain outstanding throughout the following year and the amount due under the marine terminal refunding revenue bonds, whose bondholders had the right to put the bonds back to the company.

     In May 2000, the company borrowed $18.4 million through the issuance of marine terminal refunding revenue bonds, the proceeds of which were used to repay previously issued marine terminal refunding revenue bonds. The bonds had a stated maturity of July 1, 2018; however, the company called the bonds, at par, effective June 1, 2004.

     In November 1998, the company issued notes having an aggregate principal amount of $200.0 million. The notes are unsecured, senior obligations of the company that mature on December 1, 2008, and bear interest at 5.875% per annum, payable semi-annually on June 1 and December 1 of each year. The notes have no sinking fund requirement but are redeemable, in whole or in part, at the option of the company. The company’s wholly owned direct and indirect domestic subsidiaries guarantee the notes and debentures on an unsecured and unsubordinated basis. The company incurred debt issuance costs aggregating $10.5 million, including a loss of $6.5 million related to closed Treasury rate lock agreements originally entered into as a hedge against changes in interest rates relative to the anticipated issuance of these notes.

     The company has debentures outstanding, issued in June 1995, in an aggregate principal amount of $100.0 million. These debentures are unsecured, senior obligations of the company that mature on June 15, 2025, and bear interest at an annualized rate of 7.25%, payable semi-annually on June 15 and December 15 of each year. The debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The company's wholly owned direct and indirect domestic subsidiaries guarantee the notes and debentures on an unsecured and unsubordinated basis.

     In November 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 4.625% notes due 2009 to a variable rate of six-month LIBOR plus 40 basis points. In June 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 5.875% notes due 2008 to a variable rate of six-month LIBOR plus 111 basis points. In addition, the company has an interest rate swap agreement, which expires in October 2006, that exchanges variable-rate interest obligations on a notional principal amount of Japanese yen 500.0 million for a fixed rate of 2.0%. This interest rate swap is designated as a cash-flow hedge.

     The company also had interest rate swap agreements, with an original expiration date of March 2005, that exchanged variable-rate interest obligations on a notional principal amount of $50.0 million for a fixed rate of 7.6%. In April 2004, the company terminated these interest rate swap agreements (see Note 7).

     In July 2002, the company terminated its interest rate swap agreements expiring December 2008, which converted fixed-rate interest on $100.0 million of its 5.875% debentures to a variable rate. In terminating the swaps, the company received cash of $18.1 million, which is being amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. Gains and losses on terminations of interest rate swap agreements designated as fair value hedges are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the outstanding obligation, any unamortized gain or loss from the swaps would be recognized in the consolidated statement of income at the time of such extinguishment. In 2002, the company recorded a $17.3 million unrealized gain, net of accrued interest, on the termination of the interest rate swaps as an increase in the underlying long-term debt. The remaining unrealized gain was $10.7 million and $13.4 million at December 31, 2004 and 2003, respectively.

     Interest paid, net of amounts capitalized, amounted to $80.0 million, $26.1 million and $23.8 million during 2004, 2003 and 2002, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 2004, 2003 and 2002 amounted to $0.6 million, $0.2 million and zero, respectively.

Note 7 – FINANCIAL INSTRUMENTS

The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, commodity forward contracts, interest rate swaps and short-term and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company’s debt instrument at December 31, 2004 and 2003 approximated $1,966.0 million and $424.9 million, compared with the carrying value of $1,972.3 million and $389.6 million, respectively.

     The company is exposed to market risk from changes in interest rates. The companys’ policy is to manage interest expense using a mix of fixed- and variable-rate debt. To manage this mix in a cost-efficient manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by

40■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

reference to an agreed-upon notional principal amount. Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability.

     In November 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 4.625% notes due 2009 to a variable rate of six-month LIBOR plus 40 basis points. The fair value of the interest rate swaps included in long-term debt was $(0.1) million at December 31, 2004. In June 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 5.875% notes due 2008 to a variable rate of six-month LIBOR plus 111 basis points. The fair value of the interest rate swaps included in long-term debt was $4.8 million at December 31, 2004. These swaps are designated as fair-value hedges of underlying fixed-rate debt obligations and are recorded as an increase in noncurrent assets and long-term debt. These interest rate swaps qualify for the short-cut method for assessing hedge effectiveness per SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value of the swaps are offset by the change in fair value of the underlying debt. As a result, there was no impact to earnings in 2004 due to hedge ineffectiveness.

     The company also has an interest rate swap agreement that exchanges variable-rate interest obligations for a fixed rate on a notional principal amount of Japanese yen 500.0 million.

     At December 31, 2003, the company had interest rate swap agreements, with an original expiration date of March 2005, that exchanged variable-rate interest obligations on a notional principal amount of $50.0 million for a fixed rate of 7.6%. After the announcement of the Noveon International acquisition, the company’s long-term debt and commercial paper credit ratings were downgraded. The credit rating change eliminated the company’s access to the commercial paper market. As a result, in April 2004, the company terminated these interest rate swap agreements, which resulted in a $2.9 million pre-tax charge recognized in the second quarter of 2004. The fair values of these swaps at December 31, 2003, were an unrealized loss of $3.5 million. Prior to their termination, these swaps were designated as cash flow hedges of underlying variable-rate debt obligations and were recorded as a noncurrent liability. The adjustments to record the net changes in fair value during 2003 of $2.2 million ($1.4 million net of tax) were recorded in other comprehensive income. Ineffectiveness was determined to be immaterial in 2003.

     In July 2002, the company terminated its interest rate swap agreements expiring December 2008, which converted fixed-rate interest on $100.0 million of 5.875% debentures to a variable rate (see Note 6).

     In June 2004, the company entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing September 30, 2004, whereby the company had locked in Treasury rates relating to a portion of the then anticipated public debt securities issuance. These rate locks were designated as cash-flow hedges of the forecasted semi-annual interest payments associated with the expected debt issuance. In September 2004, the company incurred a pre-tax loss on the termination of these agreements in an aggregate amount of $73.9 million. Gains and losses on terminations of Treasury rate lock agreements designated as cash-flow hedges are deferred and amortized as an adjustment to interest expense over the life of the corresponding debt issuance using the effective interest method. The unamortized balance of the Treasury rate lock recorded in accumulated other comprehensive income as of December 31, 2004 was $47.4 million, net of tax.

     The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. The maximum amount of foreign currency forward contracts outstanding at any one time was $140.8 million in 2004, $130.9 million in 2003 and $14.8 million in 2002. At December 31, 2004, the company had short-term forward contracts to buy or sell currencies at various dates during 2005 for $27.6 million. At December 31, 2003, the company had short-term forward contracts to buy or sell currencies at various dates during 2004 for $128.0 million, most of which related to the company’ acquisition of the additives business of Avecia. Changes in the fair value of these contracts are recorded in other income. The fair value of these instruments at December 31, 2004 and 2003, and the related adjustments recorded in other income, were unrealized gains of $0.7 million and $1.6 million, respectively.

     The company is exposed to market risk from changes in commodity prices. In 2003, the company modified its commodity hedging program policy to include the use of financial instruments to manage the cost of natural gas and electricity purchases. These contracts have been designated as cash-flow hedges and, accordingly, any effective unrealized gains or losses on open contracts are recorded in other comprehensive income, net of related tax effects. At December 31, 2004 and 2003, the notional amounts of open contracts totaled $3.3 million and $5.4 million, respectively. A hedge liability of $0.1 million ($0.1 million net of tax) was recorded at December 31, 2004, and a hedge asset of $0.1 million ($0.1 million net of tax) was recorded on December 31, 2003, which represents the net unrealized losses or gains based upon current futures prices at that date. Ineffectiveness was determined to be immaterial in 2004 and 2003. Contract maturities are less than 12 months. As such, the company expects that all of these losses will be reclassified into earnings within the next 12 months.

Note 8 – OTHER BALANCE SHEET INFORMATION

Receivables:	2004	2003

Customers	$519.8	$284.6
Affiliates	9.1	4.8
Other	53.9	35.2

	$582.8	$324.6

THE LUBRIZOL CORPORATION ■■ 41

Notes To Financial Statements

(In Millions Except Per-Share Data)

     Receivables are net of allowance for doubtful accounts of $11.0 million and $4.2 million at December 31, 2004 and 2003, respectively.

Property and equipment - at cost:	2004	2003

Land and improvements	$171.3	$121.6
Buildings and improvements	494.1	363.9
Machinery and equipment	1,960.6	1,420.2
Construction in progress	105.3	54.9

	$2,731.3	$1,960.6

     Depreciation and amortization of property and equipment was $136.7 million, $95.5 million and $91.6 million in 2004, 2003, and 2002, respectively.

Accrued expenses and other current liabilities:	2004	2003

Employee compensation	$109.7	$59.8
Income taxes	55.9	18.7
Taxes other than income	35.2	15.5
Sales allowances and rebates	32.2	11.9
Restructuring charges	8.8	12.4
Other	67.7	35.2

	$309.5	$153.5

     Dividends payable at December 31, 2004 and 2003 were $17.4 million and $13.4 million, respectively, and are included in accounts payable in the consolidated balance sheet.

Noncurrent liabilities:	2004	2003

Pensions	$96.9	$48.6
Employee benefits	45.8	32.8
Other	28.0	18.9

	$170.7	$100.3

Note 9 – SHAREHOLDERS’ EQUITY

The company has 147.0 million authorized shares consisting of 2.0 million shares of serial preferred stock, 25.0 million shares of serial preference shares and 120.0 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 19.4 million and 34.6 million at December 31,  2004 and 2003, respectively.

     In September 2004, the company issued and sold 13.4 million common shares at a price of $33.25 per share. Net proceeds from the sale of common shares were $427.2 million and were used primarily to repay the temporary bridge loan that financed a portion of the Noveon International acquisition. In October 2004, the company issued an additional 1.3 million common shares at a price of $33.25 per share due to the exercise of the over-allotment option relating to the September common share offering. This issuance generated net proceeds to the company of $42.8 million, which were utilized to prepay $40.0 million in term loan debt.

     The company has a shareholder rights plan under which one right to buy one-half common share has been distributed for each common share held. The rights may become exercisable under certain circumstances involving actual or potential acquisitions of 20% or more of the common shares by a person or affiliated persons who acquire stock without complying with the requirements of the company’s articles of incorporation. The rights would entitle shareholders, other than this person or affiliated persons, to purchase common shares of the company or of certain acquiring persons at 50% of the then current market value. At the option of the directors, the rights may be exchanged for common shares, and may be redeemed in cash, securities or other consideration. The rights will expire in 2007 unless redeemed earlier.

     Accumulated other comprehensive income (loss) shown in the consolidated statements of shareholders’ equity at December 31, 2004, 2003 and 2002 is comprised of the following:

	Foreign		Unrealized	Pension	Accumulated
	Currency	Treasury	Gains (Losses)	Plan	Other
	Translation	Rate	on Interest	Minimum	Comprehensive
	Adjustment	Locks	Rate Swaps	Liability	Income (Loss)

Balance, January 1, 2002	$(96.2)	$—	$(2.4)	$(1.2)	$(99.8)
Other comprehensive income (loss):
Pre-tax	44.2	—	(1.2)	(29.4)	13.6
Tax benefit (provision)	(1.2)	—	0.4	8.9	8.1

Total	43.0	—	(0.8)	(20.5)	21.7

Balance, December 31, 2002	(53.2)	—	(3.2)	(21.7)	(78.1)
Other comprehensive income (loss):
Pre-tax	51.5	—	2.2	(12.0)	41.7
Tax benefit (provision)	(2.4)	—	(0.8)	3.6	0.4

Total	49.1	—	1.4	(8.4)	42.1

Balance, December 31, 2003	(4.1)	—	(1.8)	(30.1)	(36.0)
Other comprehensive income (loss):
Pre-tax	97.5	(72.9)	3.2	1.9	29.7
Tax benefit (provision)	(1.9)	25.5	(1.1)	(0.7)	21.8

Total	95.6	(47.4)	2.1	1.2	51.5

Balance, December 31, 2004	$91.5	$(47.4)	$0.3	$(28.9)	$15.5

42 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

Note 10 – OTHER INCOME (EXPENSE) – NET

	2004	2003	2002

Currency exchange/transaction gain (loss)	$6.2	$3.5	$(0.4)
Equity earnings of nonconsolidated companies	0.8	0.1	0.9
Other – net	(2.1)	(0.3)	(1.7)

	$4.9	$3.3	$(1.2)

     Dividends received from the nonconsolidated companies were $0.4 million in 2004, $1.0 million in 2003 and $2.7 million in 2002.

Note 11 – INCOME TAXES

Income before income taxes and cumulative effect of change in accounting principle consists of the following:

	2004	2003	2002

United States	$37.8	$39.3	$95.5
Foreign	108.8	89.8	84.9

Total	$146.6	$129.1	$180.4

     The provision for income taxes consists of the following:

	2004	2003	2002

Current:
United States	$5.3	$6.1	$14.8
Foreign	41.9	30.7	36.1
	47.2	36.8	50.9
Deferred:
United States	16.0	3.0	1.2
Foreign	(10.1)	(1.5)	2.0
	5.9	1.5	3.2

Total	$53.1	$38.3	$54.1

     The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

	2004	2003	2002

Tax at statutory rate of 35%	$51.3	$45.2	$63.1
U.S. and foreign tax on foreign dividends	13.8	3.5	(0.9)
U.S. tax benefit on exports	(1.8)	(3.7)	(4.1)
Technology donation	—	—	(5.2)
Untaxed translation (gains) losses	(2.5)	(5.4)	1.6
Foreign rate differences	(7.8)	(0.3)	0.5
Other - net	0.1	(1.0)	(0.9)

Provision for income taxes	$53.1	$38.3	$54.1

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

	2004	2003

Deferred tax assets:
Accrued compensation and benefits	$120.7	$65.5
Intercompany profit in inventory	11.5	8.7
Net operating losses and tax credits carried forward	146.0	2.8
Other	22.2	5.0

Total gross deferred tax assets	300.4	82.0
Less valuation allowance	(18.8)	(1.9)

Net deferred tax assets	281.6	80.1

Deferred tax liabilities:
Depreciation and other basis differences	255.7	104.6
Foreign subsidiary and affiliate undistributed earnings	30.0	6.1
Other	10.3	6.9

Total gross deferred tax liabilities	296.0	117.6

Net deferred tax liabilities	$14.4	$37.5

     At December 31, 2004, the company had federal, state and foreign net operating loss carryforwards (NOLs) and federal tax credit carryforwards. The company’s U.S. federal NOLs and credits totaled $326.0 million and $6.7 million, respectively. The federal benefit of these NOLs and tax credits expires in 2021 through 2024. The company had $15.6 million of state tax benefit from NOLs, of which $6.1 million expires in 2005 through 2020 and $9.5 million expires in 2020 through 2024. The company had foreign NOLs of $38.2 million, of which $16.0 million expire in 2006-2019 and $22.2 million have no expiration.

     A valuation allowance totaling $18.8 million has been recorded to reduce foreign and state deferred tax assets, related primarily to the NOLs, to the amounts expected to be realized. No valuation allowance has been recognized against the U.S. federal NOLs or tax credits because management believes that it is more likely than not that the company will generate sufficient future taxable income during the carryforward period to utilize them.

     Of the total $18.8 million valuation allowance, $14.5 million is associated with deferred tax assets established in purchase price accounting for Noveon International. Any future reversal of the valuation allowance that was recorded in purchase price accounting would reduce goodwill.

     The net change in the total valuation allowance for the years ended December 31, 2004, 2003 and 2002 was an increase of $16.9 million, a decrease of $1.7 million and a decrease of $0.7 million, respectively.

     The American Jobs Creation Act of 2004 (the Jobs Act), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period, which, for the company, will be 2005. The deduction would result in an approximate 5.25% federal tax on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment

THE LUBRIZOL CORPORATION ■■ 43

Notes To Financial Statements

(In Millions Except Per-Share Data)

plan approved by a company’s chief executive (or comparable) officer and board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

     As of December 31, 2004, the company has established a deferred tax liability of $21.2 million for the planned 2005 repatriation of foreign earnings. Of this amount, $11.7 million of deferred taxes was provided in 2004, $3.2 million was provided in prior years and $6.3 million was established in the purchase price accounting of Noveon International, because the company did not intend Noveon International’s pre-acquisition earnings to be indefinitely reinvested overseas.

     U.S. income taxes and foreign withholding taxes are not provided on the remaining undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $454.6 million at December 31, 2004. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.

     Income taxes paid during 2004, 2003 and 2002 were $34.6 million, $50.8 million and $48.8 million, respectively.

Note 12 – PENSION, PROFIT SHARING AND OTHER POSTRETIREMENT BENEFIT PLANS

The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee’s compensation. The company’s funding policy in the United States is to contribute amounts to satisfy the funding standards of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and elsewhere to fund amounts in accordance with local regulations. Several of the company’s smaller defined benefit plans are not funded.

     The investment objective of the funded pension plans sponsored by the company and certain subsidiaries is to assure the timely payment of promised benefits at a minimum cost consistent with prudent standards of investment, given the strength of the company and the subsidiaries, their earnings record, the adequacy of each plan’s funding and the age of each entity’s work force. The plans utilize diversified investment portfolios and seek to earn returns consistent with a reasonable level of risk. The long-term expected return on plan assets is based upon each entity’s investment allocation and anticipated returns for specific investment classes. During 2004, the company maintained the expected long-term rate of return assumption for the U.S. plans of 9.0% (7.82% on a weighted average basis for all plans) to determine the net periodic pension cost.

     As long-term asset allocation is recognized as the primary determinant of performance, the sponsoring entities generally utilize the following asset allocation targets to achieve their plan investment objectives: 70% equity securities and 30% debt securities. The non-U.S. plans have a slightly higher allocation to debt securities than the U.S. plans. As appropriate, allocation targets and ranges may be established for various subcategories. Allocations are reviewed periodically and adjusted as necessary. From the date of acquisition through the end of December 2004, the Noveon International U.S. pension plans’ assets had an investment mix that approximated 50% in both equity and debt securities. However, in January 2005, the company transferred the Noveon International U.S. pension plans’ assets into one master-trust arrangement with the Lubrizol U.S. pension plans existing prior to the Noveon International acquisition. As a result, the combined assets will be subject to the same overall investment strategy and management going forward.

     Approved pension plan investments include, but are not limited to: equities, fixed-income securities, real estate, venture capital, cash and cash equivalent instruments and such other instruments (including mutual fund investments), as the company may approve. Investments in tax-exempt securities, commodities and options, other than covered calls, and the use of leverage are prohibited. Plan investment managers may use derivatives to hedge currency risk and to keep fully invested. Any other use of derivative instruments must be approved by the sponsoring entity.

     The market values of pension plan assets are compared periodically to the value of plan benefit obligations. The future value of assets, as calculated based on the expected long-term rate of return, are also compared to expected future plan benefit distributions and contributions to determine the sufficiency of expected plan funding levels. Investment asset allocations are revised as appropriate.

     Plan assets are invested principally in marketable equity securities and fixed income instruments. The allocation of pension plan assets by major asset class is shown below on a weighted-average basis:

	Percentage of Plan Assets
	at December 31
	2004	2003

Asset Category:
Equity securities	70%	72%
Debt securities	27%	23%
Real estate	3%	5%

Total	100%	100%

     No equity or debt securities of the company or any of its subsidiaries were included in the plans’ assets for 2004 and 2003, respectively.

     The company also provides certain non-pension postretirement benefits, primarily health care and life insurance benefits, for retired employees. Most of the legacy Lubrizol full-time employees in the United States may become eligible for health care benefits upon retirement. Full-time employees who retired on or after January 1, 1992 are also eligible for life insurance benefits. Participants contribute a portion of the cost of these benefits. The company’s non-pension postretirement benefit plans are not funded.

     The change in the projected benefit obligation and plan assets for 2004 and 2003 and the amounts recognized in the consolidated balance sheets at December 31 of the company’s defined benefit pension and non-pension postretirement plans are as follows:

44■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

	Pension Plans		Other Benefits
	2004	2003	2004	2003

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$419.3	$355.9	$113.2	$106.5
Service cost	22.0	14.5	2.5	2.0
Interest cost	27.9	22.3	6.9	7.0
Plan participants’ contributions	0.4	0.3	2.9	2.5
Actuarial loss (gain)	37.0	26.7	(0.5)	6.5
Currency exchange rate change	17.0	17.0	0.4	0.7
Amendments	0.9	0.9	—	(5.4)
Settlements	(39.4)	—	—	—
Acquisitions/divestitures	84.9	(0.1)	3.9	—
Benefits paid	(11.5)	(18.2)	(6.8)	(6.6)

Benefit obligation at end of year	558.5	419.3	122.5	113.2

Change in plan assets:
Fair value of plan assets at beginning of year	306.5	249.1	—	—
Actual return on plan assets	39.5	53.7	—	—
Acquisitions/divestitures	32.8	(0.1)	—	—
Employer contributions	19.9	10.6	3.9	4.1
Settlements	(37.0)	—	—	—
Plan participants’ contributions	0.4	0.3	2.9	2.5
Currency exchange rate change	10.5	11.1	—	—
Adjustments	(3.9)	—	—	—
Benefits paid	(11.5)	(18.2)	(6.8)	(6.6)

Fair value of plan assets at end of year	357.2	306.5	—	—

Reconciliation of funded status:
Plan assets less than projected benefit obligation	(201.3)	(112.8)	(122.5)	(113.2)
Unrecognized net loss	104.4	89.4	46.1	49.2
Unrecognized net transition obligation (asset)	0.7	(0.1)	—	—
Unrecognized prior service cost	23.3	24.2	(33.7)	(39.8)

Net amounts recognized	$(72.9)	$0.7	$(110.1)	$(103.8)

Net amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$0.6	$5.4	$—	$—
Accrued benefit liability	(120.6)	(53.1)	(110.1)	(103.8)
Accumulated other comprehensive income	41.6	43.5	—	—
Intangible asset	5.5	4.9	—	—

Net amounts recognized	$(72.9)	$0.7	$(110.1)	$(103.8)

     The accumulated benefit obligation for all defined benefit pension plans was $425.3 million and $329.4 million at December 31, 2004 and 2003, respectively. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $548.9 million and $347.0 million, respectively, at December 31, 2004, and $414.5 million and $301.5 million, respectively, at December 31, 2003. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $234.7 million and $155.8 million, respectively, at December 31, 2004 and $149.8 million and $98.5 million, respectively, at December 31, 2003.

     The company amortizes gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over the average remaining service period of participating employees expected to receive benefits under the plans.

     Net periodic pension cost of the company’s defined benefit pension plans consists of:

	2004	2003	2002

Service cost – benefits earned during period	$22.0	$14.5	$12.6
Interest cost on projected benefit obligation	27.9	22.3	20.5
Expected return on plan assets	(27.4)	(26.4)	(26.7)
Amortization of prior service costs	1.6	3.3	3.2
Amortization of initial net asset	(0.7)	(0.7)	(0.7)
Recognized net actuarial (gain) loss	3.8	0.8	(0.5)
Settlement loss	7.7	0.3	—

Net periodic pension cost	$34.9	$14.1	$8.4

     The company recorded a $7.7 million settlement charge in 2004 primarily associated with workforce reductions announced in June 2004 in the United States.

     Net non-pension postretirement benefit cost consists of:

	2004	2003	2002

Service cost – benefits earned during period	$2.5	$2.0	$1.6
Interest cost on projected benefit obligation	6.9	7.0	6.5
Amortization of prior service costs	(6.1)	(5.6)	(5.1)
Recognized net actuarial loss	2.5	2.2	1.7

Net non-pension postretirement benefit cost	$5.8	$5.6	$4.7

     The company’s actuarial assumptions used to determine benefit obligations and earnings effects for its defined benefit pension and non-pension postretirement plans are as follows:

	Pension Plans		Other Benefits
	2004	2003	2004	2003

The weighted-average assumptions used to determine benefit obligations at December 31:
Measurement date	12/31/04	12/31/03	12/31/04	12/31/03
Discount rate	5.74%	5.88%	6.20%	6.20%
Rate of compensation increase	4.08%	3.87%	*	*
The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.94%	6.34%	6.24%	6.70%
Expected long-term return on plan assets	7.82%	8.34%	*	*
Rate of compensation increase	3.86%	3.78%	*	*

*     Disclosure not applicable

     The following table shows the amounts the company contributed to its postretirement plans in 2004 and 2003 and the expected contributions for 2005:

	Pension	Other
Employer contributions:	Plans	Plans	Total

2003	$10.6	$4.1	$14.7
2004	$19.9	$3.9	$23.8
2005 (expected)	$30.9	$4.9	$35.8

THE LUBRIZOL CORPORATION ■■45

Notes To Financial Statements

(In Millions Except Per-Share Data)

     Expected employer contributions for pension benefits in 2005 include $2.2 million for unfunded plans. The expected contributions to these plans represent an actuarial estimate of future assumed payments based on historic retirement and payment patterns. Actual amounts paid could differ from this estimate.

     Contributions by participants to the other benefit plans were $2.9 million and $2.5 million for the years ending December 31, 2004 and 2003, respectively.

     The following table shows the benefits expected to be paid in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years:

	Pension	Other	Total
Estimated future benefit payments:	Benefits	Benefits	Benefits

2005	$18.5	$4.9	$23.4
2006	$19.7	$4.8	$24.5
2007	$24.3	$5.1	$29.4
2008	$24.6	$5.3	$29.9
2009	$28.2	$5.6	$33.8
2010-2014	$171.9	$32.9	$204.8

     The other benefits in the above table are presented net of expected Medicare Part D subsidy payments of zero in 2005, $0.5 million in 2006, $0.6 million in 2007, $0.7 million in 2008, $0.8 million in 2009 and $4.9 million in 2010-2014.

     The weighted average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company’s postretirement benefit plans at December 31, 2004 was 9.37% (7.98% at December 31, 2003), with subsequent annual decrements to an ultimate trend rate of 4.74% by 2014. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2004:

	One-Percentage-Point
	Increase	Decrease

Effect on postretirement benefit obligation	$18.9	$(15.2)
Effect on total service and interest cost components	$1.9	$(1.4)

     The company also has defined contribution plans, principally involving profit sharing plans and/or 401(k) savings plans, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $12.8 million in 2004, $9.5 million in 2003 and $10.0 million in 2002.

Note 13 – LEASES

The company has commitments under operating leases primarily for office space, terminal facilities, land, railcars and various computer and office equipment. Rental expense was $26.4 million in 2004, $15.8 million in 2003 and $15.6 million in 2002. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $21.9 million in 2005, $14.8 million in 2006, $11.5 million in 2007, $7.3 million in 2008, $5.5 million in 2009 and $14.4 million thereafter. Minimum rental commitments are net of estimated credits for railcar mileage of $0.6 million in 2005, $0.4 million in 2006, $0.3 million in 2007, $0.2 million in 2008, $0.1 million in 2009 and $0.1 million thereafter.

Note 14 – SEGMENT AND GEOGRAPHIC INFORMATION

Beginning in the second quarter of 2004, the company reorganized as a result of the Noveon International acquisition into two operating and reporting segments: Lubricant Additives and Specialty Chemicals. The Lubricant Additives segment, also referred to as Lubrizol Additives, represents 65% of the company’s 2004 consolidated revenues and is comprised of the company’s previous businesses in fluid technologies for transportation (FTT), advanced fluid systems, emulsified products and the former industrial additives product group of fluid technologies for industry (FTI). The Specialty Chemicals segment, also referred to as the Noveon segment, represents 35% of the company’s 2004 consolidated revenues and is comprised of the businesses of the acquired Noveon International and the former performance chemicals group of FTI.

     Lubricant Additives consists of three product lines: engine additives; specialty driveline and industrial oil additives; and services and equipment. Engine additives is comprised of additives for lubricating engine oils, such as for gasoline, diesel, marine and stationary gas engines and additive components, additives for fuel products and refinery and oil field chemicals and PuriNOxTM low-emissions diesel fuel. In addition, this product line sells additive components and viscosity improvers within its lubricant and fuel additives product areas. Specialty driveline and industrial oil additives is comprised of additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants and industrial oil additives, such as additives for hydraulic, grease and metalworking fluids, as well as compressor lubricants. Services and equipment is comprised of fluid metering devices, particulate emission trap devices, FluiPakTM sensor systems and outsourcing strategies for supply chain and knowledge center management. Lubricant Additives product lines are produced generally in company-owned shared manufacturing facilities and sold largely to a common customer base.

     The Specialty Chemicals segment consists of consumer specialties, specialty materials and performance coatings product lines. The consumer specialties product line is characterized by global production of acrylic thickeners, specialty monomers, film formers, fixatives, emollients, silicones, surfactants, botanicals, active pharmaceutical ingredients and intermediates, process chemicals, benzoate preservatives, fragrances, defoamers, synthetic food dyes, natural colorants, rubber and lubricant oxidants and rubber accelerators. The company markets products in the consumer specialties product line to the following primary end-use industries: personal care, pharmaceuticals, textiles, food and beverage, automotive and aerospace. The consumer specialties products are sold to customers worldwide and these customers include major manufacturers of cosmetics, personal care products, water soluble polymers, household products, soft drinks and food products and major manufacturers in the automotive and aerospace industries. The specialty materials product line is characterized by products such as chlorinated polyvinyl chloride (CPVC) resins and compounds and is also a producer of thermoplastic polyurethane (TPU) and cross-linked polyethylene compounds (PEX). The

46 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

company markets products of specialty materials through the primary product category of specialty plastics. Specialty materials products are sold to a diverse customer base comprised of major manufacturers in the construction, automotive, telecommunications, electronics and recreation industries. The performance coatings product line includes high-performance polymers for specialty paper, printing and packaging, industrial and architectural specialty coatings and textile applications. The company markets the performance coatings products through the primary product categories of performance polymers and coatings and textile performance chemicals. Performance coatings products serve major companies in the specialty paper, printing and packaging, paint and coatings, and textile industries.

     The following table presents a summary of the results of the company’s reportable segments for the years ended December 31, 2004, 2003 and 2002 based on the current reporting structure. During 2004, the company reclassified certain unallocated corporate expenses to segment operating income, which previously had been excluded from the previously disclosed segment contribution income. Prior years have been restated to reflect the new reporting classifications of products between the two operating segments and the new definition of segment operating income.

	2004	2003	2002

Lubricant Additives:
Revenues from external customers	$2,038.8	$1,798.9	$1,798.2
Equity earnings	0.8	0.1	1.0
Amortization of intangibles	3.0	3.0	3.0
Segment operating income	244.3	201.5	235.2
Segment total assets	1,337.1	1,168.1	1,176.4
Capital expenditures	82.9	74.6	60.4
Depreciation	86.8	85.0	81.3
Specialty Chemicals:
Revenues from external customers	$1,120.7	$253.2	$185.7
Amortization of intangibles	15.0	1.9	1.2
Segment operating income	85.6	0.9	0.4
Segment total assets	2,733.3	403.6	294.0
Capital expenditures	50.2	13.9	4.9
Depreciation	48.9	9.4	9.4
Corporate:
Total assets	$495.9	$370.6	$389.7
Capital expenditures	0.1	—	—
Depreciation	1.0	1.1	0.9
Reconciliation to consolidated income before income taxes and cumulative effect of change in accounting principle:
Segment operating income	$329.9	$202.4	$235.6
Corporate expenses	(44.1)	(33.6)	(36.4)
Corporate other income (expense)	5.7	4.1	(2.2)
Write-off of acquired IPR&D	(34.0)	—	—
Restructuring charges	(38.6)	(22.5)	—
Interest expense – net	(72.3)	(21.3)	(16.6)

Income before income taxes and cumulative effect of change in accounting principle	$146.6	$129.1	$180.4

     The company primarily evaluates performance and allocates resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. The company’s accounting policies for its operating segments are the same as those described in Note 2. Segment operating income will reconcile to consolidated income before tax by deducting the write-off of acquired IPR&D projects, restructuring charges, net interest expense, corporate expenses and corporate other income (expense) that are not directly attributable to the operating segments.

     Revenues from external customers by product line are as follows:

	2004	2003	2002

Engine additives	$1,222.9	$1,127.4	$1,159.9
Specialty driveline / industrial oil additives	743.2	622.6	606.6
Services and equipment	72.7	48.9	31.7

Total Lubricant Additives	2,038.8	1,798.9	1,798.2

Consumer specialties	481.7	144.2	101.4
Performance coatings	391.9	109.0	84.3
Specialty materials	247.1	—	—

Total Specialty Chemicals	1,120.7	253.2	185.7

Total revenues from external customers	$3,159.5	$2,052.1	$1,983.9

     Revenues are attributable to countries based on the location of the customer. The United States is the only country where sales to external customers comprise in excess of 10% of the company’s consolidated revenues. Revenues from external customers by geographic zone are as follows:

	2004	2003	2002

United States	$1,347.0	$820.5	$815.0
Other North America	172.1	93.7	83.7
Europe	886.8	602.6	551.8
Asia-Pacific / Middle East	581.0	404.1	405.8
Latin America	172.6	131.2	127.6

Total revenues from external customers	$3,159.5	$2,052.1	$1,983.9

     The company’s sales and receivables are concentrated in the oil and chemical industries. Lubricant Additives’ customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. The 10 largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 38% of consolidated net sales in 2004, 52% of consolidated net sales in 2003 and 55% of consolidated net sales in 2002. In 2004, there was no single customer that accounted for more than 10% of consolidated net sales. In 2003, the company had one customer, predominantly within the Lubricant Additives segment, that accounted for revenues of $217.6 million, representing more than 10% of consolidated net sales. In 2002, the company had two customers that accounted for revenues of $229.7 million and $195.2 million, respectively, individually representing more than 10% of consolidated net sales.

THE LUBRIZOL CORPORATION ■■ 47

Notes To Financial Statements

(In Millions Except Per-Share Data)

     Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments, investments accounted for on the cost basis and other current and noncurrent assets.

     The company’s principal long-lived assets are located in the following countries at December 31:

	2004	2003	2002

United States	$1,860.0	$671.0	$617.8
Belgium	402.0	20.9	15.3
United Kingdom	180.2	71.8	74.2
France	84.5	77.9	69.4
Hong Kong	83.2	—	—
Germany	65.3	13.3	12.3
Other	233.6	106.2	101.7

Total long-lived assets	$2,908.8	$961.1	$890.7

     Net income of non-United States subsidiaries was $74.8 million in 2004, $61.1 million in 2003 and $41.2 million in 2002; dividends received from these subsidiaries were $1.2 million, $28.0 million and $12.0 million, respectively.

Note 15 – STOCK COMPENSATION PLANS

The 1991 Stock Incentive Plan (1991 Plan) provided for the granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Options are intended either to qualify as “incentive stock options” under the Internal Revenue Code or to be “non-statutory stock options” not intended to so qualify. Under the 1991 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years and expire up to 10 years after grant. The 1991 Plan generally superseded the 1985 Employee Stock Option Plan (1985 Plan), although options outstanding under the 1985 Plan remain exercisable until their expiration dates. The option price for stock options under the 1985 Plan is the fair market value of the shares on the date of grant. The option price for stock options under the 1991 Plan is not less than the fair market value of the shares on the date of grant. Both plans permitted the granting of stock appreciation rights in connection with the grant of options. In addition, the 1991 Plan provided to each outside director of the company an automatic annual grant of an option to purchase 2,500 common shares, with terms generally comparable to employee stock options. (All references to share numbers in Note 15 are based on actual share numbers and are not shown in millions.)

     Under the 1991 Plan, the company has granted performance share stock awards to certain executive officers. Common shares equal to the number of performance share stock awards granted were to be issued if the market price of the company’s common stock reached $45.00 per common share for 10 consecutive trading days, or on March 24, 2003, whichever occurred first. Under certain conditions such as retirement, a grantee of performance share stock awards could have been issued a pro-rata number of common shares. The market value of the company’s common shares at date of grant of the performance share stock awards was $33.45 per share (for 500 awards) in 2002. The company recognized compensation expense related to performance share stock awards ratably over the estimated period of vesting. Compensation costs recognized for performance share stock awards were less than $0.1 million in 2003 and 2002. On March 24, 2003, 3,500 shares were issued and 57,250 shares were deferred to the deferred compensation plan for officers. The company allocated 1,415 share units under this plan in 2003, which represent quarterly dividends paid on the company’s shares. At December 31, 2004, 59,962 share units were outstanding. Compensation expense recognized for the dividends on the deferred shares was $0.1 million in each of 2004 and 2003.

     The 1991 Plan was terminated by the board of directors with respect to future grants effective November 15, 2004. Outstanding grants under the 1991 Plan will remain effective subject to their terms.

     Under a supplemental retirement plan, an account for the participant is credited with 500 share units each year and is credited with additional share units for quarterly dividends paid on the company’s shares. When the participant retires, the company will issue shares equal to the number of share units in the participant’s account or the cash equivalent. The company has allocated 67, 567 and 546 share units under this plan in 2004, 2003 and 2002, respectively. At December 31, 2004, 2,226 share units were outstanding. Compensation costs recognized for this plan were less than $0.1 million in each of 2004, 2003 and 2002. For share units attributable to grants credited after January 1, 2004, the payment will be in cash.

     Under the deferred stock compensation plan for outside directors, each nonemployee director received 500 share units on each October 1 and is credited with additional share units for quarterly dividends paid on the company’s shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director’s account. The company has allocated to nonemployee directors 1,351, 6,048 and 6,208 share units under this plan in 2004, 2003 and 2002, respectively. Director fee expense recognized for share units was less than $0.1 million in 2004 and $0.2 million in each of 2003 and 2002. At December 31, 2004, 40,939 share units for nonemployee directors were outstanding. No new grants will be made under this plan after January 1, 2004.

     In addition, under a separate deferred compensation plan for outside directors, the company has allocated to nonemployee directors 569, 620 and 573 share units under this plan in 2004, 2003 and 2002, respectively. These share units continue to accrue quarterly dividends paid on the company’s shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director’s account. At December 31, 2004, 18,917 share units for nonemployee directors were outstanding. Director fee expense recognized for share units for this plan was less than $0.1 million in each of 2004, 2003 and 2002.

48 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

     Under the deferred compensation plan for executive officers, participants may elect to defer any amount of their variable pay. Deferred amounts are converted into share units based on the current market price of the company’s shares. There is a 25% company match. Additional share units are credited for quarterly dividends paid on the company’s shares. At the end of the deferral period, which is at least three years, the company issues shares equal to the number of share units in the participant’s account. The company has allocated to executive officers 16,743, 23,060 and 8,010 share units under this plan in 2004, 2003 and 2002, respectively. Compensation costs recognized for share units were approximately $0.5 million in 2004, $0.7 million in 2003 and $0.3 million in 2002. At December 31, 2004, 71,857 share units for executive officers were outstanding. For share units attributable to company match credited after January 1, 2004, distributions will be made in cash.

     Under the 1991 Stock Plan, effective January 1, 2003, the company granted 15,000 restricted shares to each of three executive officers. The shares will be issued only if the executive remains an employee until January 1, 2008. Also, effective January 1, 2003, the company granted 5,000 restricted shares to one executive officer, which would be issued only if the executive remained with the company until January 1, 2008. On July 26, 2004, this grant was amended to issue the shares if the executive remained employed until July 29, 2004. The shares will be issued July 29, 2005. There are no voting or dividend rights on the restricted shares described in this paragraph unless and until they are issued. The restricted shares stock awards had a fair value of $25.83 at the date of grant. The company recognizes compensation expense related to restricted shares ratably over the estimated period of vesting. Compensation costs recognized for restricted share stock awards were approximately $0.3 million in each of 2004 and 2003 and zero in 2002.

     Under the Long-Term Incentive Plan, dollar-based target awards were determined by the organization and compensation committee of the board of directors in December 2002 and 2003 for the three-year performance periods of 2003-2005 and 2004-2006, respectively. A portion of the award was converted into a number of share units based on the price of Lubrizol stock on the date of the award. There are no voting or dividend rights associated with the share units until the end of the performance period and a distribution of shares, if any, is made. The target awards correspond to a pre-determined three-year earnings per share growth rate target. Based on the awards granted for the 2003-2005 and 2004-2006 performance periods, the company recognized compensation expense of $2.6 million in 2004. The other portion of the award is a cash award which is also determined for the same three-year performance periods. Based on awards granted for these performance periods, the company recognized compensation expense of $5.1 million for the cash awards in 2004. No expense was recorded in 2003 as the company did not believe as of December 31, 2003 it was probable that shares would have been issued or cash awards would have been earned under the plan.

     Information regarding these option plans, excluding the performance share stock awards, the restricted share stock awards and the long-term incentive plan stock awards, follows:

		Weighted-
		Average
	Shares	Exercise Price

Outstanding, January 1, 2004	5,393,042	$31.28
Granted	508,896	30.20
Exercised	(556,582)	29.01
Forfeited	(320,208)	36.44

Outstanding, December 31, 2004	5,025,148	$31.09

Options exercisable, December 31, 2004	4,170,614	$31.10

Weighted-average fair value of options granted during the year		$6.50

Outstanding, January 1, 2003	5,272,723	$31.38
Granted	525,401	30.35
Exercised	(151,112)	27.87
Forfeited	(253,970)	33.60

Outstanding, December 31, 2003	5,393,042	$31.28

Options exercisable, December 31, 2003	4,173,632	$31.18

Weighted-average fair value of options granted during the year		$6.78

Outstanding, January 1, 2002	4,827,266	$30.74
Granted	949,102	34.06
Exercised	(396,420)	29.25
Forfeited	(107,225)	34.11

Outstanding, December 31, 2002	5,272,723	$31.38

Options exercisable, December 31, 2002	3,560,650	$31.10

Weighted-average fair value of options granted during the year		$8.99

     Information regarding the performance share stock awards follows:

Shares
Outstanding, January 1, 2003	60,750
Granted	—
Forfeited	—
Common shares issued/deferred	(60,750)

Outstanding, December 31, 2003	—

Outstanding, January 1, 2002	66,250
Granted	500
Forfeited	(918)
Common shares issued	(5,082)

Outstanding, December 31, 2002	60,750

     The weighted-average fair value per share was $32.16 in 2002.

     Accounting principles generally accepted in the United States encourage the fair-value method of accounting for stock compensation plans under which the value of stock-based compensation is estimated at the date of grant using valuation formulas, but permit the use of intrinsic-value accounting. The company accounts for its stock compensation plans using the intrinsic-value accounting method (measured as the difference between the exercise price and the market value of the stock at the measurement date).

THE LUBRIZOL CORPORATION ■■ 49

Notes To Financial Statements

(In Millions Except Per-Share Data)

     Disclosures under the fair-value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:

	2004	2003	2002

1991 Plan:
Risk-free interest rate	3.7%	3.9%	5.2%
Dividend yield	3.5%	3.4%	3.1%
Volatility	24.0%	24.0%	24.0%
Expected life (years)	10.0	10.0	8.4
Performance Share Plan:
Risk-free interest rate	n/a	n/a	2.4%
Dividend yield	n/a	n/a	3.1%
Volatility	n/a	n/a	24.0%
Expected life (years)	n/a	n/a	1.0
Restricted Share Plan:
Risk-free interest rate	n/a	2.7%	n/a
Dividend yield	n/a	3.3%	n/a
Volatility	n/a	24.0%	n/a
Expected life (years)	n/a	5.0	n/a

     If the fair-value method to measure compensation cost for all of the above mentioned plans and awards had been used, the compensation cost, which is required to be charged against income would have been $6.0 million in 2004, $4.4 million in 2003 and $6.1 million in 2002. See Note 2 for the pro forma presentation.

     The following table summarizes information about stock options outstanding, excluding the performance share stock awards, restricted share stock awards and long-term incentive plan awards at December 31, 2004:

	Options Outstanding				Options Exercisable
		Weighted-
		Average		Weighted-		Weighted-
Range of	Number	Remaining		Average	Number	Average
Exercise	Outstanding	Contractual		Exercise	Exercisable	Exercise
Prices	at 12/31/04	Life		Price	at 12/31/04	Price

$19 - $25	216,411	3.8	years	$21.35	216,411	$21.35
25 - 31	3,177,445	6.0		29.82	2,494,670	29.70
31 - 38	1,625,292	4.3		34.84	1,453,533	34.94
38 - 45	6,000	3.2		38.25	6,000	38.25

	5,025,148	5.4		31.09	4,170,614	31.10

Note 16 – RESTRUCTURING CHARGES

In 2004, the company recorded aggregate restructuring charges of $38.6 million primarily related to asset impairments and workforce reductions.

     In December 2004, management made the decision to close the Lubricant Additives manufacturing facility in Bromborough, United Kingdom to lower further the company’s cost structure while simultaneously improving its service capabilities to customers. The company announced this decision in January 2005. The company determined, as of December 31, 2004, that an impairment of certain of the facility’s long-lived assets had been triggered by this decision. As a result, a $17.0 million impairment charge was recorded in December 2004 to reflect the related assets at their estimated fair values. The estimated fair value of the asset was determined using a discounted cash flow model. Production phase-out of this site is planned to begin in the second quarter of 2005 and is expected to be completed by late 2006. During this phase-out, United Kingdom production will be transferred to facilities in France and United States. Approximately 69 employees will be impacted by this closure. There were no cash expenditures in 2004 relating to this restructuring. Further, there is no related liability recorded at December 31, 2004.

     In 2004, the company eliminated more than 100 positions, primarily affecting technical and commercial employees located at the Wickliffe, Ohio headquarters. Most of these workforce reductions were related to our restructuring following our acquisition of Noveon International. The aggregate restructuring charge recorded for these reductions was $21.6 million. In addition to the employee severance costs, the company incurred a $7.7 million non-cash pension benefit settlement charge and an asset impairment charge of $2.8 million relating to PuriNOxTM assets. These reductions were completed by December 31, 2004. Cash expenditures through December 31, 2004 were $8.7 million with a remaining accrued liability of $2.7 million at December 31, 2004.

     In 2003, the company recorded restructuring charges of $22.5 million related to the separation of 252 employees in the United States, Europe and India, comprising 5% of the then-current worldwide workforce.

     In February 2003, the company initiated a restructuring at its Bromborough, United Kingdom facility by consolidating various operational activities. There was a workforce reduction of 45 employees by the end of January 2004. As a result of these changes, the company recorded a restructuring charge of $7.0 million in 2003 comprised of $3.5 million in severance costs, $3.3 million in asset impairments and $0.2 million in other miscellaneous costs. Cash expenditures in 2004 and 2003 were $0.2 million and $3.5 million, respectively. At December 31, 2003, there was an accrued liability of $0.2 million relating to employee severance costs, which were subsequently paid in 2004.

     The 2003 restructuring charges also included $1.5 million for a voluntary separation program for approximately 55 employees at the company’s India joint venture, Lubrizol India Private Limited. This joint venture is consolidated by the company. The workforce reduction occurred primarily in the second quarter of 2003. Cash expenditures for India were $0.1 million and $1.4 million in 2004 and 2003, respectively. At December 31, 2003, there was an accrued liability of $0.1 million relating to employee severance costs, which were subsequently paid in 2004.

     In November 2003, the company announced workforce reductions of approximately 150 employees at its headquarters in Wickliffe, Ohio, its Deer Park and Bayport, Texas manufacturing facilities and its Hazelwood, United Kingdom technical facility. All of the workforce reductions occurred prior to December 31, 2003. This resulted in a restructuring charge in the United States of $12.8 million, comprised of $11.2 million in severance costs and $1.6 million in outplacement and other miscellaneous costs, and a restructuring charge in Europe for $1.2 million, primarily for employee severance costs. The

50 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

charge for Europe included $0.8 million for the Hazelwood, United Kingdom testing facility and $0.4 million for the closing of a sales office in Scandinavia. Cash expenditures in 2003 were $0.7 million in the United States and $1.2 million in Europe. At December 31, 2003, there was an accrued liability of $12.1 million relating to employee severance costs, which were subsequently paid in 2004.

     The charges for these cost reduction initiatives are reported as a separate line item in the consolidated income statements, entitled “Restructuring charges” and are included in the “Total cost and expenses” subtotal on the consolidated income statements. Other than the June 2004 reduction in force, the charges primarily related to the Lubricant Additives segment.

     The following table shows the reconciliation of the liability balance at December 31, 2004 and 2003:

Balance, January 1, 2003	$—
Restructuring charges	22.5
Less cash paid	(6.8)
Less asset impairments	(3.3)

Balance, December 31, 2003	12.4

Restructuring charges	38.6
Restructuring liabilities assumed with acquisitions	7.2
Less cash paid	(21.9)
Less asset impairments	(19.8)
Less pension settlement charge	(7.7)

Balance, December 31, 2004	$8.8

Note 17 – CONTINGENCIES

The company has numerous purchase commitments for materials, supplies and energy in the ordinary course of business. The company has numerous sales commitments for product supply contracts in the ordinary course of business.

General There are pending or threatened claims, lawsuits and administrative proceedings against the company or its subsidiaries, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. The company believes that any liability that may finally be determined with respect to commercial and product liability claims should not have a material adverse effect on the company’s consolidated financial position, results of operations or cash flows. From time to time, the company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

Environmental The company and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and off-site disposal of which are regulated by various laws and governmental regulations. These laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 (collectively known as Superfund), and the Resource Conservation and Recovery Act of 1976 (RCRA) and other state laws, generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one party being held responsible for the entire obligation. Liability may also include damages to natural resources. Although the company believes past operations were in substantial compliance with the then-applicable regulations, either the company or the predecessor of Noveon International, the Performance Materials Segment of Goodrich Corporation (Goodrich), has been designated as a potentially responsible party (PRP) under Superfund or an owner/operator under RCRA or other statutory definition that may apply by the U.S. Environmental Protection Agency (EPA), or similar state agencies, in connection with several sites including both third party and/or current operating facilities.

     The company initiates corrective and/or preventive environmental projects to ensure environmental compliance and safe and lawful activities at its current operations. The company also conducts compliance and management systems audits.

     The company’s environmental engineers and consultants review and monitor environmental issues at operating facilities, as well as off-site disposal sites at which the company has been identified as a PRP. This process includes investigation, remedial action selection and implementation, as well as negotiations with other parties, which primarily include PRPs, past owners and operators and governmental agencies. The estimates of environmental liabilities are based on the results of this process. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, remediation standards and evolving technologies for managing investigations and remediations. The company revises its estimates accordingly as events in this process occur and additional information is obtained.

     The company’s environmental reserves, measured on an undiscounted basis, totaled $26.4 million at December 31, 2004 and $9.8 million at December 31, 2003. Of these amounts, $4.5 million and $1.2 million were included in accrued expenses and other current liabilities at December 31, 2004 and December 31, 2003, respectively. The increase in the company’s environmental reserves at December 31, 2004 compared with December 31, 2003 was primarily due to the Noveon International acquisition. The company’s December 31, 2004 balance sheet includes liabilities, measured on an undiscounted basis, of $14.5 million to cover future environmental expenditures for Noveon International sites either payable by Noveon International or indemnifiable by Goodrich. Accordingly, the current portion of the Noveon International environmental obligations of $0.5 million is recorded in accrued expenses and other current liabilities and $1.1 million of the recovery due from Goodrich is recorded in receivables. Non-current Noveon International liabilities include $14.0 million and other assets include $2.6 million reflecting the recovery due from Goodrich.

     Goodrich provided Noveon International with an indemnity for various environmental liabilities. The company estimates Goodrich’s share of such currently identified liabilities under the indemnity, which extends through February 2011, to be approximately $3.7 million. There are specific environmental contingencies for company-owned sites for which third parties such as past owners and/or operators are the named PRPs and also for which the company is in-

THE LUBRIZOL CORPORATION ■■ 51

Notes To Financial Statements

(In Millions Except Per-Share Data)

demnified by Goodrich. Goodrich is currently indemnifying Noveon International for several environmental remediation projects. Goodrich’s share of all of these liabilities may increase to the extent such third parties fail to honor their obligations through February 2011.

     The company believes that its environmental accruals are adequate based on currently available information. The company believes that it is reasonably possible that $2.6 million in additional costs may be incurred at certain locations beyond the amounts accrued as a result of new information, newly discovered conditions, changes in remediation standards or technologies or a change in the law. Additionally, as the indemnification from Goodrich extends through February 2011, changes in assumptions regarding when costs will be incurred may result in additional expenses to the company. Additional costs in excess of $2.6 million cannot currently be estimated.

Note 18 – GUARANTOR AND NON-GUARANTOR SUBSIDIARY INFORMATION

The repayment of the unsecured senior notes, debentures and bank term loans is unconditionally guaranteed on a joint and several basis by the company and its direct and indirect, wholly owned, domestic subsidiaries. The following supplemental condensed consolidating financial information presents the balance sheets of the company as of December 31, 2004 and 2003 and its statements of income for the years ended December 31, 2004, 2003 and 2002 and its statements of cash flows for the years ended December 31, 2004, 2003 and 2002.

Condensed Consolidating Statement of Income

	Year Ended December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$1,213.1	$821.5	$1,579.4	$(458.4)	$3,155.6
Royalties and other revenues	3.0	0.8	0.1	—	3.9

Total revenues	1,216.1	822.3	1,579.5	(458.4)	3,159.5
Cost of sales	915.6	653.7	1,248.6	(458.4)	2,359.5
Selling and administrative expenses	149.7	59.6	95.3	—	304.6
Research, testing and development expenses	105.7	34.8	50.3	—	190.8
Amortization of intangible assets	2.9	10.4	4.7	—	18.0
Write-off of acquired in-process research and development	—	34.0	—	—	34.0
Restructuring charges	16.3	1.3	21.0	—	38.6

Total costs and expenses	1,190.2	793.8	1,419.9	(458.4)	2,945.5
Other income (expense) – net	37.2	15.7	(46.4)	(1.6)	4.9
Interest (expense) income – net	(86.9)	12.7	1.9	—	(72.3)
Equity in income of subsidiaries	116.7	36.0	—	(152.7)	—

Income before income taxes	92.9	92.9	115.1	(154.3)	146.6
Provision (benefit) for income taxes	(0.6)	13.4	40.3	—	53.1

Net income	$93.5	$79.5	$74.8	$(154.3)	$93.5

Condensed Consolidating Statement of Income

	Year Ended December 31, 2003
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$1,044.3	$212.1	$1,110.7	$(318.0)	$2,049.1
Royalties and other revenues	2.7	0.3	—	—	3.0

Total revenues	1,047.0	212.4	1,110.7	(318.0)	2,052.1
Cost of sales	768.4	167.8	893.9	(322.3)	1,507.8
Selling and administrative expenses	135.3	23.1	44.5	—	202.9
Research, testing and development expenses	114.0	6.8	46.1	—	166.9
Amortization of intangible assets	2.8	1.9	0.2	—	4.9
Restructuring charges	12.5	0.2	9.8	—	22.5

Total costs and expenses	1,033.0	199.8	994.5	(322.3)	1,905.0
Other income (expense) – net	16.2	16.5	(28.4)	(1.0)	3.3
Interest (expense) income – net	(32.0)	9.8	0.9	—	(21.3)
Equity in income of subsidiaries	84.5	8.9	—	(93.4)	—

Income before income taxes	82.7	47.8	88.7	(90.1)	129.1
Provision (benefit) for income taxes	(5.3)	14.5	27.6	1.5	38.3

Net income	$88.0	$33.3	$61.1	$(91.6)	$90.8

52 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

Condensed Consolidating Statement of Income

	Year Ended December 31, 2002
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

Net sales	$1,080.2	$171.7	$1,067.5	$(339.1)	$1,980.3
Royalties and other revenues	2.4	0.2	1.0	—	3.6

Total revenues	1,082.6	171.9	1,068.5	(339.1)	1,983.9
Cost of sales	757.2	128.5	866.1	(335.5)	1,416.3
Selling and administrative expenses	132.7	22.3	41.9	—	196.9
Research, testing and development expenses	119.3	5.4	43.6	—	168.3
Amortization of intangible assets	2.8	1.2	0.2	—	4.2

Total costs and expenses	1,012.0	157.4	951.8	(335.5)	1,785.7
Other income (expense) – net	29.2	5.3	(35.4)	(0.3)	(1.2)
Interest (expense) income – net	(29.0)	10.7	1.7	—	(16.6)
Equity in income of subsidiaries	57.1	3.2	—	(60.3)	—

Income before income taxes and cumulative effect of change in accounting principle	127.9	33.7	83.0	(64.2)	180.4
Provision for income taxes	6.9	12.3	36.1	(1.2)	54.1

Income before cumulative effect of change in accounting principle	121.0	21.4	46.9	(63.0)	126.3
Cumulative effect of change in accounting principle	—	(2.1)	(5.7)	—	(7.8)

Net income	$121.0	$19.3	$41.2	$(63.0)	$118.5

Condensed Consolidating Balance Sheet

	December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

ASSETS
Cash and short-term investments	$40.3	$(0.1)	$295.7	$—	$335.9
Receivables	128.3	158.9	295.6	—	582.8
Inventories	115.7	174.3	309.6	(30.9)	568.7
Other current assets	67.7	20.7	11.6	10.6	110.6

Total current assets	352.0	353.8	912.5	(20.3)	1,598.0
Property and equipment – net	401.0	498.3	418.6	—	1,317.9
Goodwill	27.1	633.1	493.6	—	1,153.8
Intangible assets – net	11.4	286.1	139.6	—	437.1
Investments in subsidiaries and intercompany balances	3,087.0	1,625.9	(238.0)	(4,474.9)	—
Investments in non-consolidated companies	5.7	1.7	—	—	7.4
Other assets	33.6	5.5	13.0	—	52.1

Total	$3,917.8	$3,404.4	$1,739.3	$(4,495.2)	$4,566.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$—	$—	$8.2	$—	$8.2
Accounts payable	118.3	99.4	121.9	—	339.6
Accrued expenses and other current liabilities	145.0	54.8	109.7	—	309.5

Total current liabilities	263.3	154.2	239.8	—	657.3
Long-term debt	1,957.2	—	6.9	—	1,964.1
Postretirement health care obligations	96.3	3.9	6.2	—	106.4
Noncurrent liabilities	47.5	40.5	82.7	—	170.7
Deferred income taxes	16.0	41.7	33.0	—	90.7

Total liabilities	2,380.3	240.3	368.6	—	2,989.2

Minority interest in consolidated companies	—	—	—	53.6	53.6
Total shareholders’ equity	1,537.5	3,164.1	1,370.7	(4,548.8)	1,523.5

Total	$3,917.8	$3,404.4	$1,739.3	$(4,495.2)	$4,566.3

THE LUBRIZOL CORPORATION ■■ 53

Notes To Financial Statements

(In Millions Except Per-Share Data)

Condensed Consolidating Balance Sheet

	December 31, 2003
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

ASSETS
Cash and short-term investments	$56.3	$(1.0)	$203.4	$—	$258.7
Receivables	100.9	39.2	184.5	—	324.6
Inventories	76.8	44.3	216.6	(25.8)	311.9
Other current assets	26.4	0.7	6.5	9.0	42.6

Total current assets	260.4	83.2	611.0	(16.8)	937.8
Property and equipment – net	399.6	57.3	233.1	—	690.0
Goodwill	24.9	124.8	59.0	—	208.7
Intangible assets – net	12.2	32.8	17.4	—	62.4
Investments in subsidiaries and intercompany balances	934.2	811.0	(96.9)	(1,648.3)	—
Investments in non-consolidated companies	5.6	0.7	—	—	6.3
Other assets	20.5	3.4	13.2	—	37.1

Total	$1,657.4	$1,113.2	$836.8	$(1,665.1)	$1,942.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$—	$—	$2.9	$—	$2.9
Accounts payable	64.0	17.4	61.7	—	143.1
Accrued expenses and other current liabilities	79.9	20.7	52.9	—	153.5

Total current liabilities	143.9	38.1	117.5	—	299.5
Long-term debt	381.8	—	4.9	—	386.7
Postretirement health care obligations	92.9	—	5.5	—	98.4
Noncurrent liabilities	44.7	—	55.6	—	100.3
Deferred income taxes	24.0	6.9	21.9	—	52.8

Total liabilities	687.3	45.0	205.4	—	937.7

Minority interest in consolidated companies	—	—	—	51.3	51.3
Total shareholders’ equity	970.1	1,068.2	631.4	(1,716.4)	953.3

Total	$1,657.4	$1,113.2	$836.8	$(1,665.1)	$1,942.3

54 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$93.5	$79.5	$74.8	$(154.3)	$93.5
Adjustments to reconcile net income to cash provided by operating activities	8.7	(54.6)	126.3	154.3	234.7

Total operating activities	102.2	24.9	201.1	—	328.2
INVESTING ACTIVITIES
Capital expenditures	(54.4)	(31.4)	(47.4)	—	(133.2)
Acquisitions – net of cash received and liabilities assumed	(3.7)	(829.1)	(125.6)	—	(958.4)
Other items – net	0.6	0.2	2.0	—	2.8

Total investing activities	(57.5)	(860.3)	(171.0)	—	(1,088.8)
FINANCING ACTIVITIES
Changes in short-term debt, net	—	(78.2)	5.6	—	(72.6)
Repayment of long-term debt	(168.4)	(1,024.6)	—	—	(1,193.0)
Proceeds from the issuance of long-term debt	1,741.7	0.1	1.5	—	1,743.3
Dividends paid	(57.6)	—	—	—	(57.6)
Changes in intercompany activities	(1,974.6)	1,936.3	38.3	—	—
Proceeds from sale of common shares	470.0	—	—	—	470.0
Payment of debt issuance costs	(16.8)	—	—	—	(16.8)
Payment of Treasury rate lock upon settlement	(73.9)	—	—	—	(73.9)
Payment on termination of interest rate swaps	(2.9)	—	—	—	(2.9)
Proceeds from the exercise of stock options	15.4	—	—	—	15.4

Total financing activities	(67.1)	833.6	45.4	—	811.9
Effect of exchange rate changes on cash	6.4	2.7	16.8	—	25.9

Net increase (decrease) in cash and short-term investments	(16.0)	0.9	92.3	—	77.2
Cash and short-term investments at the beginning of year	56.3	(1.0)	203.4	—	258.7

Cash and short-term investments at the end of year	$40.3	$(0.1)	$295.7	$—	$335.9

THE LUBRIZOL CORPORATION ■■ 55

Notes To Financial Statements

(In Millions Except Per-Share Data)

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2003
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$88.0	$33.3	$61.1	$(91.6)	$90.8
Adjustments to reconcile net income to cash provided by (used for) operating activities	10.6	92.2	(90.4)	91.6	104.0

Total operating activities	98.6	125.5	(29.3)	—	194.8
INVESTING ACTIVITIES
Capital expenditures	(45.8)	(12.3)	(30.4)	—	(88.5)
Acquisitions – net of cash received and liabilities assumed	(4.2)	(62.8)	(1.6)	—	(68.6)
Other items – net	0.9	(0.3)	0.6	—	1.2

Total investing activities	(49.1)	(75.4)	(31.4)	—	(155.9)
FINANCING ACTIVITIES
Changes in short-term debt, net	—	(0.2)	(5.6)	—	(5.8)
Repayment of long-term debt	—	—	(9.2)	—	(9.2)
Proceeds from the issuance of long-term debt	—	—	4.5	—	4.5
Dividends paid	(53.6)	—	—	—	(53.6)
Changes in intercompany activities	(60.7)	(49.3)	110.0	—	—
Proceeds from the exercise of stock options	4.6	—	—	—	4.6

Total financing activities	(109.7)	(49.5)	99.7	—	(59.5)
Effect of exchange rate changes on cash	—	0.3	12.6	—	12.9

Net increase (decrease) in cash and short-term investments	(60.2)	0.9	51.6	—	(7.7)
Cash and short-term investments at the beginning of year	116.5	(1.9)	151.8	—	266.4

Cash and short-term investments at the end of year	$56.3	$(1.0)	$203.4	$—	$258.7

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2002
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$121.0	$19.3	$41.2	$(63.0)	$118.5
Adjustments to reconcile net income to cash provided by (used for) operating activities	41.9	95.4	(73.9)	63.0	126.4

Total operating activities	162.9	114.7	(32.7)	—	244.9
INVESTING ACTIVITIES
Capital expenditures	(35.5)	(6.3)	(23.5)	—	(65.3)
Acquisitions – net of cash received and liabilities assumed	(0.3)	(86.4)	—	—	(86.7)
Other items – net	0.6	—	2.9	—	3.5

Total investing activities	(35.2)	(92.7)	(20.6)	—	(148.5)
FINANCING ACTIVITIES
Changes in short-term debt, net	—	(0.8)	(0.6)	—	(1.4)
Repayment of long-term debt	—	(1.2)	(1.1)	—	(2.3)
Dividends paid	(53.4)	—	—	—	(53.4)
Changes in intercompany activities	(71.6)	(24.5)	96.1	—	—
Proceeds on termination of interest rate swaps	18.1	—	—	—	18.1
Proceeds from the exercise of stock options	8.6	—	—	—	8.6

Total financing activities	(98.3)	(26.5)	94.4	—	(30.4)
Effect of exchange rate changes on cash	—	—	11.3	—	11.3

Net increase (decrease) in cash and short-term investments	29.4	(4.5)	52.4	—	77.3
Cash and short-term investments at the beginning of year	87.1	2.6	99.4	—	189.1

Cash and short-term investments at the end of year	$116.5	$(1.9)	$151.8	$—	$266.4

56 ■■ THE LUBRIZOL CORPORATION

Notes To Financial Statements CONTINUED

Note 19 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth the quarterly results of operations for the years ended December 31, 2004 and 2003:

	2004
	First(1)	Second(2)(3)(4)	Third(2)(3)(4)	Fourth(2)(3)(5)	Full Year

Net sales	$577.9	$720.2	$921.3	$936.2	$3,155.6
Gross profit	$151.6	$190.6	$229.2	$224.7	$796.1
Net income	$37.5	$3.9	$32.2	$19.9	$93.5
Net income per share, basic	$0.72	$0.08	$0.61	$0.30	$1.68
Net income per share, diluted	$0.72	$0.08	$0.61	$0.30	$1.67

	2003
	First(6)	Second(6)	Third(6)	Fourth(6)	Full Year

Net sales	$507.0	$514.3	$509.1	$518.7	$2,049.1
Gross profit	$138.7	$141.7	$131.6	$129.3	$541.3
Net income	$26.0	$29.4	$24.3	$11.1	$90.8
Net income per share, basic	$0.50	$0.57	$0.47	$0.21	$1.76
Net income per share, diluted	$0.50	$0.57	$0.47	$0.21	$1.75

(1)	The company recorded a gain of $6.4 million on a currency forward contract relating to the hyperdispersants acquisition in the first quarter of 2004.

(2)	The company recorded the write-off of acquired IPR&D relating to the Noveon International acquisition of $35.0 million, ($1.5) million and $0.5 million in the second, third and fourth quarters of 2004, respectively.

(3)	The company recorded restructuring charges of $8.0 million, $10.5 million and $20.1 million in the second, third and fourth quarters of 2004, respectively.

(4)	The company recorded a charge to cost of sales for $4.9 million in both the second and third quarters of 2004 relating to the inventory step-up recorded in connection with the Noveon International acquisition.

(5)	The company recognized a reduction in depreciation expense of $4.4 million in the fourth quarter of 2004 for the change in estimates of fair values and asset lives for the long-lived assets of Noveon International.

(6)	The company recorded restructuring charges of $3.5 million, $3.5 million, $0.4 million and $15.1 million in the first, second, third and fourth quarters of 2003, respectively.

     The sum of the quarterly earnings per-share amounts does not equal the annual amount reported since per-share amounts are computed independently for each quarter and for the full year based upon respective weighted-average common shares outstanding and other diluted potential shares.

THE LUBRIZOL CORPORATION ■■ 57

Historical Summary

(In Millions, Except Shareholders, Employees and Per-Share Data)	2004*	2003	2002

OPERATING RESULTS:
Revenues	$3,159.5	$2,052.1	$1,983.9
Total cost and expenses**	2,945.5	1,905.0	1,785.7
Gain on litigation settlements and investments	—	—	—
Net interest expense and other income	(67.4)	(18.0)	(17.8)
Income before cumulative effect of change in accounting principle	93.5	90.8	126.3
Cumulative effect of change in accounting principle	—	—	(7.8)
Net income	93.5	90.8	118.5
Basic earnings per share before cumulative effect of change in accounting principle	1.68	1.76	2.45
Cumulative effect of change in accounting principle per share	—	—	(0.15)
Basic earnings per share	1.68	1.76	2.30
FINANCIAL RATIOS:
Gross profit percentage	25.2	26.4	28.5
Percent of revenues:
Selling and administrative expenses	9.6	9.9	9.9
Research and testing expenses	6.0	8.1	8.5
Return on average shareholders’ equity (%)	7.6	10.0	14.4
Debt to capitalization (%)	56.2	29.0	31.6
Current ratio	2.4	3.1	3.0
OTHER INFORMATION:
Dividends declared per share	$1.04	$1.04	$1.04
Average common shares outstanding	55.7	51.7	51.5
Capital expenditures	$133.2	$88.5	$65.3
Depreciation expense	136.7	95.5	91.6
At Year End:
Total assets	$4,566.3	$1,942.3	$1,860.1
Total debt	1,972.3	389.6	401.9
Total shareholders’ equity	1,523.5	953.3	869.3
Shareholders’ equity per share	22.81	18.48	16.89
Common share price	36.86	32.52	30.50
Number of shareholders	3,698	3,903	4,081
Number of employees	7,779	5,032	5,231

*	The 2004 results include the revenues and expenses of Noveon International, Inc. since June 3, 2004, the date of acquisition.

**	Includes restructuring and impairment charges of $38.6 million in 2004, $22.5 million in 2003, $19.6 million in 1999, $23.3 million in 1998, $9.4 million in 1997 and $86.3 million in 1993 and a restructuring credit of $4.5 million in 2000. Also includes the write-off of acquired in-process research and development of $34.0 million in 2004 and $13.6 million in 1998.

58 ■■ THE LUBRIZOL CORPORATION

Historical Summary CONTINUED

2001	2000	1999	1998	1997	1996	1995

$1,844.6	$1,775.8	$1,780.3	$1,650.2	$1,706.9	$1,629.2	$1,663.6
1,685.5	1,605.3	1,585.5	1,540.7	1,478.4	1,436.2	1,479.5
—	19.4	17.6	16.2	—	53.3	38.5
(19.2)	(19.5)	(17.0)	(6.9)	2.7	4.4	3.0
94.1	118.0	123.0	71.2	154.9	169.8	151.6
—	—	—	—	—	—	—
94.1	118.0	123.0	71.2	154.9	169.8	151.6
1.84	2.22	2.25	1.27	2.68	2.80	2.37
—	—	—	—	—	—	—
1.84	2.22	2.25	1.27	2.68	2.80	2.37
27.4	27.8	30.9	29.2	32.1	31.4	31.5
9.6	9.5	10.2	10.9	10.0	9.7	9.8
8.6	8.5	8.2	9.1	8.6	9.9	10.8
12.3	15.3	15.8	9.0	19.0	20.4	18.0
33.9	34.5	33.8	35.8	21.3	19.5	22.5
2.9	2.6	2.5	2.5	2.5	2.6	2.4
$1.04	$1.04	$1.04	$1.04	$1.01	$0.97	$0.93
51.2	53.1	54.6	55.9	57.8	60.7	63.8
$66.3	$85.8	$64.9	$93.4	$100.7	$94.3	$189.3
84.7	88.0	88.3	79.7	82.7	78.7	71.8
$1,662.3	$1,659.5	$1,682.4	$1,643.2	$1,462.3	$1,402.1	$1,492.0
397.2	395.9	403.0	429.3	220.3	198.5	247.1
773.2	752.3	790.1	769.1	815.4	819.4	849.0
15.12	14.66	14.50	14.10	14.31	14.00	13.48
35.09	25.75	30.88	25.69	36.88	31.00	27.75
4,335	4,681	5,126	5,609	5,661	5,764	6,304
4,530	4,390	4,074	4,324	4,291	4,358	4,601

THE LUBRIZOL CORPORATION ■■ 59