Form 10-K, Exhibit 13
period 2005-12-31
LUBRIZOL CORP
filed 2006-03-01
CIK 60751

Exhibit 13.1
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
OVERVIEW
General
We are an innovative specialty chemical company that produces and supplies technologies that improve the quality and performance of our customers’ products in the global transportation, industrial and consumer markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of approximately 1,900 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers’ products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher-growth markets such as personal care and over-the-counter pharmaceutical products and performance coatings and inks. Our specialty materials products are also used in a variety of industries, including the construction, sporting goods, medical products and automotive industries. We are an industry leader in the majority of our product lines.
We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 27 countries, including production facilities in 20 countries and laboratories in 11 countries, through the efforts of more than 7,500 employees. We sell our products in more than 100 countries and believe that our customers value our ability to provide customized, high-quality, cost-effective performance formulations and solutions worldwide. We also believe that our customers value our global supply chain capabilities.
In December 2005, we sold certain assets, liabilities and stock of our Engine Control Systems (ECS) business and, in September 2005, we sold certain assets and liabilities of our U.S. and U.K. Lubrizol Performance Systems (LPS) operations, which were both included in the Lubricant Additives segment. We have reflected the results of these businesses as discontinued operations in the consolidated statements of income for all periods presented. Accordingly, historical consolidated statements of income amounts included in Management’s Discussion and Analysis of Financial Condition and Results of Operations have been restated to reflect the discontinued operations. We recorded a gain on sale of discontinued operations of $4.5 million ($3.0 million net of tax) in 2005.
In addition, a definitive sale agreement was signed on November 4, 2005 for the Specialty Chemicals segment’s Telene® resins business. At December 31, 2005, the Telene resins business was classified as held for sale pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and included in discontinued operations. The sale of this business closed on February 3, 2006.
On June 3, 2004, we completed the acquisition of Noveon International, Inc. (Noveon International), a leading global producer and marketer of technologically advanced specialty materials and chemicals used in the industrial and consumer markets. With the acquisition of Noveon International, we have accelerated our program to attain a substantial presence in the personal care and coatings markets by adding a number of higher-growth, industry-leading products under highly recognizable brand names, including Carbopol®, to our already strong portfolio of lubricant and fuel additives and consumer products. Additionally, Noveon International has a number of industry-leading and strong, cash flow-generating specialty materials businesses, including TempRite® and Estane® engineered polymers.
We acquired Noveon International for cash of $920.2 million (inclusive of certain seller expenses of $32.9 million) plus transaction costs of $11.4 million and less cash acquired of $103.0 million. In addition, we assumed $1,103.1 million of long-term indebtedness from Noveon International.
We initially financed the acquisition and related costs with the proceeds of a $2,450.0 million 364-day bridge credit facility. Shortly after the acquisition, we repaid substantially all of the assumed long-term debt with proceeds of the temporary bridge loan. In addition, we repaid the temporary bridge loan in full in September 2004 when we secured permanent financing that included the issuance of senior notes, debentures, a bank term loan and equity.
Our consolidated balance sheets as of December 31, 2005 and 2004 reflect the acquisition of Noveon International under the purchase method of accounting. We recorded the various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International at their estimated fair values determined as of the acquisition date. Actuarial valuations were completed for the projected pension and other postemployment benefit obligations and were reflected in the purchase price allocation. We also obtained appraisals of long-lived assets and identifiable intangible assets, including an evaluation of in-process research and development (IPR&D) projects. Through June 2005, we finalized certain aspects of the purchase price allocation primarily related to the valuation of the property, plant and equipment and the deferred tax accounts. In addition, through June 2005, we continued the process of completing the reconciliation of the underlying fixed-asset records to the respective appraisals. As a result of both of these efforts, we reduced the amount allocated to property, plant and equipment by $55.2 million since December 31, 2004. Depreciation expense in 2005 included a related adjustment of $2.3 million representing the reduction in depreciation expense associated with the change in the estimated fair values assigned to property, plant and equipment. In addition, the deferred tax accounts were adjusted resulting in a decrease of $17.3 million to the net deferred tax liabilities since December 31, 2004. The goodwill associated with the transaction increased by $34.0 million since December 31, 2004 representing the net impact of all adjustments recorded. The allocation of the purchase price and the related actuarial valuations and appraisals were complete as of June 2005.
The purchase price included the estimated fair value of IPR&D projects totaling $34.0 million that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. As a result, the full amount allocated to IPR&D was expensed in 2004. The inventory step-up to fair value totaled $24.2 million, of which $9.8 million was expensed in 2004. As the remaining step-up relates to inventories accounted for on the last-in, first-out (LIFO) method of accounting, we do not anticipate that additional amounts of step-up will be expensed in the near term.
In connection with the acquisition of Noveon International, we targeted non-core businesses with total revenues of approximately $500.0 million for disposition. This plan was contemplated at the time of acquisition and activities have been underway since the fourth quarter of 2004. During 2005, we made progress in our plan to divest non-core businesses. The sales of our equipment businesses, ECS and LPS, were completed in the second half of 2005. The sale of the Telene resins business closed on February 3, 2006. Negotiations currently are in progress for the sale of another small business that is targeted for divestiture. Together with the 2005 completed sales of ECS and LPS, these four businesses have revenues of approximately $100.0 million. Also, negotiations currently are in progress for the largest business targeted for divestiture, consisting of approximately $390.0 million in revenues. Other than the Telene resins business, we do not believe the businesses or assets we are evaluating are considered held for sale pursuant to the provisions of SFAS No. 144 at December 31, 2005.
LUBRICANT ADDITIVES SEGMENT
A variety of industry market forces and conditions continue to influence the Lubricant Additives business. A key factor is the low global growth rate for this market, which we believe is in the range of approximately 0% to 1% per year. Additional characteristics of this market are:
•	Consolidation of the additive industry and capacity reductions in recent years, which has tightened the supply of lubricant additive components and packages.

•	Frequent product specification changes primarily driven by original equipment manufacturers (OEMs) and the impact of environmental and fuel economy regulations on the OEMs. The specification changes require us to incur product development and testing costs, but also enable us to apply our technology know-how to create products and solve problems. We believe our technology, and our expertise in applying it, are key strengths.

•	Improved engine design, which can result in longer lubricant drain intervals. Longer drain intervals reduce demand for finished lubricants.

•	New vehicle production levels, which affect our specialty driveline fluids in particular because the initial factory fill is an important market factor in that product line.

•	Raw material costs have been changing more rapidly than we have been able to respond through pricing of our products in the market place.

•	In recent years, especially in 2005, a general tightening of supplies leading to significant increases in raw material and energy costs.
We believe we are the market leader in lubricant additives and intend to remain the leader by continuing to invest in this business. Our strategy is to continue to optimize our product line mix with existing production capacity.
SPECIALTY CHEMICALS SEGMENT
Our Specialty Chemicals segment’s growth strategy involves a combination of internal growth and acquisitions. Since 2000 and prior to the Noveon International acquisition, we made eight acquisitions with aggregate annual revenues at the time of acquisition of approximately $200.0 million. In 2002, we completed four acquisitions having aggregate annual revenues at the time of acquisition of $85.0 million, including Chemron Corporation, a supplier of specialty surfactants principally for the personal care market. In 2003, we acquired personal care ingredients product lines from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Also in 2003, we acquired silicone product lines, which expanded our foam control additives business to $40.0 million in annual revenues in 2004. In January 2004, we acquired the additives business of Avecia, with annual revenues of approximately $50.0 million. This business develops, manufactures and markets high-value additives used in coatings and inks. Our Specialty Chemicals segment represents approximately 44% of consolidated revenues.

We have a strategy to continue to achieve internal growth in the Specialty Chemicals segment by using our strengths, including our technology, formulating skills and broad geographic infrastructure, to develop and invest in new performance technologies in higher-growth industrial and consumer markets. Key factors to our success continue to be the introduction of new products, development of new applications for existing products, cross selling of products, the integration of acquisitions and geographic expansion.
PRIMARY FACTORS AFFECTING 2005 RESULTS
In addition to the contribution from the Noveon International acquisition, the factors that most affected our 2005 results were:
•	increased raw material and utility costs;

•	our ability to raise selling prices;

•	spot volumes in the Lubricant Additives segment;

•	integration of Noveon International;

•	cost control initiatives, including restructuring programs; and

•	our ability to reduce interest costs through debt reduction.
Raw material costs were influenced significantly by the price of crude oil and natural gas, which have been subject to periods of rapid and significant increases in price. In 2005, the cost of our other raw materials and utilities also increased significantly. Our results were affected by how quickly and the extent to which we were able to raise selling prices in response to raw material and utility cost and operating cost increases. The Lubricant Additives segment implemented five price increases in 2005 in response to rapid escalation of these costs. The Specialty Chemicals segment also implemented several price increases across all product lines in 2005.
We continued to integrate the Noveon International acquisition ahead of schedule. We realized savings of approximately $40.0 million during 2005, which is two years ahead of schedule. In addition, we believe we are currently saving at an annual run-rate of approximately $45.0 million as compared to our original run-rate target of $40.0 million.
Our operating cost structure has been pressured by higher energy, maintenance, pension and health care expenses. Additionally, a large portion of our manufacturing expenses are fixed in the short term. As a result of these cost pressures, we implemented several restructuring programs in 2004 and 2005 to lower our cost structure further while maintaining or improving service capabilities for our customers. We achieved approximately $18.3 million of pre-tax savings in 2005 from the 2004 restructuring programs.
Interest expense was impacted favorably by our ability to fully prepay our remaining $500.0 million bank term loan, which was offset, in part, by borrowings of €182.0 million ($215.6 million) under our €250.0 million revolving credit agreement in 2005.
2005 RESULTS OF OPERATIONS COMPARED WITH 2004
Our 2005 revenues as compared to 2004, excluding acquisitions, increased primarily due to improvements in the combination of price and product mix, offset by a slight decrease in shipment volume. The increased revenues partially were offset by higher raw material costs and higher utility costs. Primarily as a result of these factors and acquisitions, gross profit increased 27% in 2005 compared with 2004. Excluding acquisitions, gross profit increased 6% in 2005 compared to 2004.

ANALYSIS OF REVENUES The changes in consolidated revenues are summarized as follows:

					Excluding Acquisitions
(In Millions of Dollars)	2005	2004	$ Change	% Change	$ Change	% Change

Net sales	$4,039.2	$3,108.9	$930.3	30%	$344.8	11%
Royalties and other revenues	3.5	3.9	(0.4)	(10%)	(0.4)	(9%)

Total revenues	$4,042.7	$3,112.8	$929.9	30%	$344.4	11%

The 2004 acquisitions contributed $585.5 million toward the increase in 2005 consolidated revenues compared with 2004. Acquisitions in 2004 included Noveon International and the hyperdispersants business purchased from Avecia.
Excluding acquisitions, the increase in consolidated revenues in 2005 compared to 2004 was due to a 12% increase in the combination of price and product mix, offset by a decrease in ongoing shipment volume of 1%.
ANALYSIS OF VOLUME – 2005 VS. 2004 Shipment volume patterns vary in different geographic zones. The following table shows our 2005 shipment volume by geographic zone as well as the changes compared with 2004:

			Excluding
	2005		Acquisitions
	Volume	% Change	% Change

North America	50%	12%	(5%)
Europe	25%	8%	2%
Asia-Pacific / Middle East	20%	15%	8%
Latin America	5%	9%	–

Total	100%	11%	(1%)

Segment shipment volume variances by geographic zone, as well as the factors explaining the changes in segment revenues for 2005 compared with 2004, are contained under the “Segment Analysis” section.

ANALYSIS OF COSTS AND EXPENSES

					Excluding Acquisitions
(In Millions of Dollars)	2005	2004	$ Change	% Change	$ Change	% Change

Cost of sales	$3,048.9	$2,327.2	$721.7	31%	$295.8	13%
Selling and administrative expenses	367.7	297.1	70.6	24%	10.8	4%
Research, testing and development expenses	204.8	188.9	15.9	8%	(6.0)	(3%)
Amortization of intangible assets	25.2	18.0	7.2	40%	–	*
Write-off of acquired in-process research and development	–	34.0	(34.0)	*	(34.0)	*
Restructuring and impairment charges	22.2	37.9	(15.7)	*	(17.5)	*

Total costs and expenses	$3,668.8	$2,903.1	$765.7	26%	$249.1	9%

*	Calculation not meaningful
Cost of sales increased due to acquisitions, higher average raw material cost and higher manufacturing expenses. Excluding acquisitions, average raw material cost increased 17% in 2005 compared with 2004. Sequentially, the fourth quarter 2005 average raw material cost increased 7% compared to the third quarter and 9% compared to the second quarter, primarily due to higher prices of crude oil and natural gas. The increase in the material costs during the latter half of 2005 largely was driven by supply disruptions caused by the U.S. Gulf Coast hurricanes. Material cost, including acquisitions, also included inventory step-up adjustments associated with the increased valuation of inventory of $12.5 million in 2004 for the Noveon International and hyperdispersants acquisitions. The Noveon International portion of the inventory step-up adjustment was $9.8 million, or $0.11 per share.
Total manufacturing expenses, which are included in cost of sales, increased 23% (3% excluding acquisitions) in 2005 compared with 2004, primarily due to acquisitions. Excluding acquisitions, the increase primarily was due to a 24% increase in utility costs. In addition, the currency impact was unfavorable by approximately $3.3 million. On a per-unit-sold basis, manufacturing costs increased 3% in 2005 compared to 2004, excluding acquisitions.
Gross profit (net sales less cost of sales) increased $208.6 million, or 27% ($49.0 million, or 6%, excluding acquisitions), in 2005 compared with 2004. Excluding acquisitions, the increase primarily was due to higher average selling price, partially offset by higher unit average raw material cost and higher utility costs. Our 2005 gross profit percentage (gross profit divided by net sales) decreased to 24.5% (24.1% excluding acquisitions) compared to 25.1% in 2004. The decrease primarily was due to higher raw material costs outpacing our ability to raise selling prices sufficiently to sustain gross profit percentages.
Selling and administrative expenses increased $70.6 million or 24% ($10.8 million, or 4%, excluding acquisitions), in 2005 compared with 2004. The increase in selling and administrative expenses, excluding acquisitions, primarily was due to an increase in base and incentive compensation expense of approximately $12.9 million, offset by a non-recurring litigation expense of $1.9 million incurred in 2004.
The timing and amount of research, testing and development expenses (technology expenses) are affected by lubricant additives product standards, which change periodically to meet new emissions, efficiency, durability and other performance factors as OEMs improve engine and transmission designs. Technology expenses, excluding acquisitions, decreased 3% in 2005 compared with 2004. The decrease was primarily due to decreases in base and incentive compensation mostly related to the 2004 reduction in workforce. During 2005 and 2004, approximately 87% of our technology costs were incurred in company-owned facilities and approximately 13% were incurred at third-party facilities. Testing costs for Noveon International primarily occurred at company-owned facilities.
The increased amortization expense in 2005 compared with 2004 primarily was due to the Noveon International and hyperdispersants acquisitions in 2004. These two acquisitions resulted in an increase in gross amortizable intangible assets of approximately $320.3 million with useful lives ranging between 3 and 20 years.
We included a one-time, non-cash charge of $34.0 million, or $0.39 per share, in total costs and expenses in 2004 to write off the estimated fair value of acquired IPR&D projects associated with the Noveon International acquisition. Costs to acquire IPR&D projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition. We obtained appraisals to determine the estimated fair value of IPR&D projects. There were approximately nine projects acquired in the Noveon International transaction in several different product lines. The projects were at varying stages of completeness ranging from the early development stage to prototype testing at the time of acquisition. No further adjustments were made in 2005 to the valuation in connection with the completion of the Noveon International purchase accounting.
In 2005, we recorded restructuring charges aggregating $16.0 million, or $0.16 per share, primarily related to the decision to close three manufacturing facilities in both the Lubricant Additives and Specialty Chemicals segments, as well as other workforce reductions. We also recorded an impairment charge that reduced earnings by $6.2 million, or $0.06 per share, related to one of our European facilities based on the fair value estimates obtained in our divestiture proceedings. The components of the 2005 restructuring and impairment charges are detailed as follows:

	Asset	Other Plant
(In Millions of Dollars)	Impairments	Exit Costs	Severance	Total

Specialty Chemicals plant closures and workforce reductions	$4.2	$1.0	$3.8	$9.0
Bromborough, U.K. closure	0.7	1.7	3.7	6.1
Corporate / other workforce reductions	–	–	0.7	0.7
European facility impairment	6.2	–	–	6.2
Noveon International restructuring liabilities assumed	–	–	0.2	0.2

Total restructuring and impairment charges	$11.1	$2.7	$8.4	$22.2

In May 2005, we announced the reorganization of the Specialty Chemicals performance coatings product line. This product line includes businesses acquired from Noveon International as well as businesses included in our legacy operations. In connection with the reorganization, we eliminated 26 positions in North America and Europe. These reductions were completed during 2005 and resulted in a severance charge of $1.9 million in 2005.
In the first quarter of 2005, we made the decision and the announcement to close two Specialty Chemicals performance coatings production facilities in the United States. The aggregate restructuring charge recorded for these closures for the year ended December 31, 2005 was $6.6 million, comprised of $4.2 million in asset impairments, $0.9 million in exit costs and $1.5 million in severance costs. We estimate we will incur cumulative severance costs of approximately $2.1 million relating to these closures. We recorded an impairment charge for both plants in the first quarter of 2005 to reflect the related assets at their estimated fair values. The estimated fair value of the assets was determined primarily from third-party appraisals. Production from these sites will be transferred to other facilities in the United States. The facility in Mountaintop, Pennsylvania was closed in October 2005 and sold in January 2006, while the facility in Linden, New Jersey is scheduled to close in the second quarter of 2006. These closures will result in a workforce reduction of 62 employees by the second quarter of 2006. We also recorded a small Specialty Chemicals European restructuring during the fourth quarter amounting to $0.4 million in severance costs and $0.1 million in other exit costs.
In December 2004, we made the decision to close the Lubricant Additives manufacturing facility in Bromborough, United Kingdom. We announced this decision in January 2005. A $17.0 million impairment charge was recorded in December 2004 to reflect the related assets at their estimated fair values. Production phase-out of this site began in the third quarter of 2005 and is expected to be completed by the third quarter of 2006. During this phase-out, United Kingdom production will be transferred to facilities in France and the United States. Approximately 69 employees will be impacted by this closure. The aggregate restructuring charge recorded for this closure during 2005 was $6.1 million, comprised of $0.7 million in asset impairments, $1.7 million in exit costs and $3.7 million in severance costs. We currently anticipate that total pre-tax charges of approximately $16.0 million will be incurred through 2007 to satisfy severance and retention obligations, plant dismantling, site restoration and other site environmental evaluation costs and lease-related costs, including $5.4 million recorded through December 31, 2005.
In addition, we expect to invest approximately $20.0 million in capital related to plant closures, primarily Bromborough, through the first quarter of 2007 for capacity upgrades at alternative manufacturing facilities. Of the total projected capital expenditures, $3.4 million was incurred through December 31, 2005. We expect these workforce reductions, facility closures and transfer of production to more efficient manufacturing locations to generate annual pre-tax savings of approximately $3.2 million for the Specialty Chemicals segment and $10.0 million for the Lubricant Additives segment by 2007.
In the second quarter of 2005, we continued a process of identifying further opportunities to increase efficiency and productivity, reduce costs and support our integration strategy of the Noveon International acquisition. As a result, we reduced headcount in the general and administrative area of our Ohio headquarters. Through these restructuring efforts, we eliminated seven positions resulting in a severance-related charge of $0.7 million in 2005. All of the affected employees had left their positions by June 30, 2005 and the remaining personnel-related costs are expected to be paid by 2006. We continue to evaluate other opportunities to integrate general and administrative functions. As such opportunities are identified in future periods, we expect further restructuring charges.
In addition, we realized approximately $18.3 million of pre-tax savings in 2005 relating to the 2004 restructuring programs.
The charges for these cost reduction initiatives and impairments are reported as a separate line item in the consolidated income statements, entitled “Restructuring and impairment charges” and are included in the “Total cost and expenses” subtotal on the consolidated income statements.

ANALYSIS OF OTHER ITEMS AND NET INCOME

					Excluding Acquisitions
(In Millions of Dollars)	2005	2004	$ Change	% Change	$ Change	% Change

Other (expense) income – net	$(2.0)	$5.3	$7.3	*	$7.9	*
Interest expense – net	97.0	72.3	24.7	*	(8.8)	*
Income from continuing operations before income taxes	274.9	142.7	132.2	93%	96.2	67%
Provision for income taxes	93.6	52.1	41.5	80%	29.4	56%
Income from continuing operations	181.3	90.6	90.7	100%	66.8	74%
Discontinued operations – net of tax	8.0	2.9	5.1	*	4.1	*
Net income	$189.3	$93.5	$95.8	102%	$70.9	76%

*	Calculation not meaningful
The change in net other (expense) income in 2005 predominantly was due to the non-recurring 2004 gain of $6.4 million on a currency forward contract to purchase pound sterling related to the acquisition of the hyperdispersants business. We secured the forward contract in December 2003 and completed the acquisition at the end of January 2004.
The increase in net interest expense in 2005, compared with 2004, primarily was due to the Noveon International acquisition-related financing costs of $82.0 million, or $0.78 per share, in 2005 compared to $56.7 million, or $0.66 per share, in 2004. These costs were comprised of the interest incurred relating to the permanent financing as well as interest on the bridge loan and assumed Noveon International debt not repaid at the time of the acquisition of $42.6 million, amortization of bridge loan fees of $11.2 million and termination of an interest rate swap of $2.9 million. We obtained permanent financing for the Noveon International acquisition in the third quarter of 2004.
We had an effective tax rate of 34.1% in 2005 as compared with 36.5% in 2004. Items driving the decrease in tax rate included reduced tax costs associated with actual and planned foreign dividends, the more favorable impact of foreign tax rate differences and higher U.S. tax benefits on exports. These factors partially were offset by increased state income taxes and lower non-taxable currency gains as compared to 2004.
As of December 31, 2005, we had U.S. net operating loss carryforwards (NOLs) of $178.4 million. These NOLs are a combination of NOLs acquired from Noveon International, as well as those generated in 2004 primarily as a result of transaction-related costs. We expect that these NOLs will be fully utilized during the carryforward period.
Primarily as a result of the above factors, our basic net income per share from continuing operations was $2.67 for the year ended December 31, 2005 as compared to $1.63 in 2004. Basic net income per share from discontinued operations was $0.12 for the year ended December 31, 2005 as compared to $0.05 for the prior-year period. The per share amounts from discontinued operations for the year ended December 31, 2005 consisted of a $0.04 per share gain on the sale of LPS and ECS. We also included in discontinued operations the results of the Telene resins business that were considered held for sale pursuant to the provisions of SFAS No. 144 at December 31, 2005. These discontinued operations added $0.08 of operating income to net income per share from discontinued operations. Restructuring and impairment charges recorded in 2005 reduced earnings by $0.22 per share. Earnings in 2004 included a one-time write-off for IPR&D projects from the Noveon International acquisition of $0.39 per share, a purchase adjustment associated with the increased valuation of Noveon International-acquired inventory of $0.11 per share, a restructuring charge of $0.46 per share, acquisition-related financing costs of $0.66 per share and a gain on a foreign currency forward contract of $0.07 per share.
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
ANALYSIS OF REVENUES The changes in consolidated revenues are summarized as follows:

					Excluding Acquisitions
(In Millions of Dollars)	2004	2003	$ Change	% Change	$ Change	% Change

Net sales	$3,108.9	$2,017.3	$1,091.6	54%	$263.0	13%
Royalties and other revenues	3.9	3.0	0.9	30%	0.5	18%

Total revenues	$3,112.8	$2,020.3	$1,092.5	54%	$263.5	13%

The 2004 and 2003 acquisitions accounted for the majority of the increase in consolidated revenues in 2004. Acquisitions in 2004 included Noveon International and the hyperdispersants business purchased from Avecia. Acquisitions in 2003 included the personal care ingredients product lines purchased from Amerchol Corporation, a subsidiary of The Dow Chemical Company, and the silicone product lines purchased from BASF. The 2004 and 2003 acquisitions contributed $835.6 million toward the increase in 2004 consolidated revenues compared with 2003.
Excluding acquisitions, the increase in consolidated revenues in 2004 compared to 2003 was due to a 7% increase in ongoing shipment volume, a 3% increase in average selling price and a 3% favorable currency impact.
ANALYSIS OF VOLUME – 2004 VS. 2003 Shipment volume patterns vary in different geographic zones. The following table shows our 2004 shipment volume by geographic zone as well as the changes compared with 2003:

			Excluding
	2004		Acquisitions
	Volume	% Change	% Change

North America	49%	39%	4%
Europe	26%	22%	9%
Asia-Pacific / Middle East	19%	31%	16%
Latin America	6%	8%	(8%)

Total	100%	30%	7%

Segment shipment volume variances by geographic zone, as well as the factors explaining the changes in segment revenues for 2004 compared with 2003, are contained under the “Segment Analysis” section.
ANALYSIS OF COSTS AND EXPENSES

					Excluding Acquisitions
(In Millions of Dollars)	2004	2003	$ Change	% Change	$ Change	% Change

Cost of sales	$2,327.2	$1,484.4	$842.8	57%	$221.4	15%
Selling and administrative expenses	297.1	196.7	100.4	51%	14.1	7%
Research, testing and development expenses	188.9	165.3	23.6	14%	(9.7)	(6%)
Amortization of intangible assets	18.0	4.9	13.1	*	0.1	2%
Write-off of acquired in-process research and development	34.0	–	34.0	*	–	*
Restructuring and impairment charges	37.9	22.5	15.4	*	(1.0)	*

Total costs and expenses	$2,903.1	$1,873.8	$1,029.3	55%	$224.9	12%

*	Calculation not meaningful
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
Total manufacturing expenses, which are included in cost of sales, increased 50% (9% excluding acquisitions) in 2004 compared with 2003, primarily due to acquisitions. We estimate that currency effects accounted for approximately 51% of the increase excluding acquisitions. The remainder of the increase primarily was due to higher shipment volumes and an increase in base and incentive compensation expense of $4.4 million. In addition, manufacturing expenses included an increase of $3.3 million for environmental accruals and $2.4 million for increased utility costs. Excluding acquisitions, currency effects and environmental accruals, manufacturing expenses increased 3% in 2004 compared with 2003. On a per-unit-sold basis, manufacturing costs were flat in 2004 compared to 2003, excluding acquisitions.
Gross profit increased $248.8 million, or 47% ($41.6 million, or 8%, excluding acquisitions), in 2004 compared with 2003. Excluding acquisitions, the increase primarily was due to higher shipment volume and higher average selling price, partially offset by higher unit average raw material cost and higher manufacturing expenses. Our 2004 gross profit percentage decreased to 25.1% (25.2% excluding acquisitions) compared to 26.4% in 2003. Sequentially, our gross profit percentage decreased 90 basis points to 23.9% in the fourth quarter of 2004 compared to 24.8% in the third quarter of 2004. The decrease for both periods primarily was due to higher raw material costs outpacing our ability to raise selling prices sufficiently to sustain gross profit percentages.

The selling and administrative expenses increase, excluding acquisitions, primarily was due to an increase in incentive compensation expense of $12.2 million. We estimate that currency effects accounted for approximately 30% of the increase, excluding acquisitions.
Technology expenses, excluding acquisitions, decreased 6% in 2004 compared with 2003. Despite an approximate 3% unfavorable currency impact in 2004, this decrease primarily was due to greater utilization of inside testing facilities as compared to outside laboratories, leading to a decrease in testing at outside laboratories of $8.3 million in 2004 compared with 2003, along with a $3.1 million reduction in salary and benefit expenses as a result of the reduction in workforce. During 2004, approximately 87% of our technology cost was incurred in company-owned facilities and approximately 13% was incurred at third-party facilities, compared with approximately 82% and 18%, respectively, in 2003. Testing costs for Noveon International primarily occurred at company-owned facilities, which also contributed to the decrease in the percentage of testing performed at third-party facilities.
The increased amortization expense in 2004 compared with 2003 primarily was due to the Noveon International and hyperdispersants acquisitions in 2004 and the personal care specialty ingredients business acquisition in 2003. These three acquisitions resulted in an increase in gross amortized intangible assets of approximately $334.5 million with useful lives ranging between 3 and 20 years.
We included a one-time, non-cash charge of $34.0 million, or $0.39 per share, in total costs and expenses in 2004 to write-off the estimated fair value of acquired IPR&D projects associated with the Noveon International acquisition. Costs to acquire IPR&D projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition. We obtained appraisals to determine the estimated fair value of IPR&D projects. There were approximately nine projects acquired in the Noveon International transaction in several different product lines. In 2004, the projects were at varying stages of completeness ranging from the early development stage to prototype testing.
In 2004, we recorded aggregate restructuring and impairment charges of $37.9 million, or $0.46 per share, primarily related to asset impairments and workforce reductions. The components of the 2004 restructuring and impairment charges are detailed as follows:

		Severance /
	Asset	Pension
(In Millions of Dollars)	Impairments	Settlement	Total

Bromborough, U.K. closure	$17.0	$–	$17.0
Corporate / other workforce reductions	–	18.8	18.8
PuriNOxTM asset impairment	2.1	–	2.1

Total restructuring and impairment charges	$19.1	$18.8	$37.9

In December 2004, we made the decision to close our Lubricant Additives manufacturing facility in Bromborough, United Kingdom to lower our cost structure further while simultaneously improving our service capabilities for our customers. We announced this decision in January 2005. We determined, as of December 31, 2004, that an impairment of certain of the facility’s long-lived assets had been triggered by this decision in the fourth quarter of 2004. As a result, a $17.0 million impairment charge was recorded in December 2004 to reflect the related assets at their estimated fair values. The estimated fair value of the assets was determined using a discounted cash flow model. Production phase-out of this site began in the third quarter of 2005 and is expected to be completed by the third quarter of 2006. During this phase-out, United Kingdom production will be transferred to facilities in France and the United States. Approximately 69 employees will be impacted by this closure.
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
In addition, we realized approximately $10.4 million of pre-tax savings in 2004 relating to the 2003 restructuring programs.
ANALYSIS OF OTHER ITEMS AND NET INCOME

					Excluding Acquisitions
(In Millions of Dollars)	2004	2003	$ Change	% Change	$ Change	% Change

Other income – net	$5.3	$3.3	$2.0	*	$0.1	*
Interest expense – net	72.3	21.3	51.0	*	(4.4)	*
Income from continuing operations before income taxes	142.7	128.5	14.2	11%	43.1	34%
Provision for income taxes	52.1	37.9	14.2	37%	23.9	63%
Income from continuing operations	90.6	90.6	–	–	19.2	21%
Discontinued operations – net of tax	2.9	0.2	2.7	*	2.7	*
Net income	$93.5	$90.8	$2.7	3%	$21.9	24%

*	Calculation not meaningful
The net other income in 2004 included a gain of $6.4 million, or $0.07 per share, on a currency forward contract to purchase pound sterling related to the acquisition of the hyperdispersants business in the first quarter. We secured the forward contract in December 2003 and completed the acquisition at the end of January 2004. This gain partially was offset by other currency translation losses.
The increase in net interest expense in 2004, compared with 2003, primarily was due to the Noveon International acquisition-related financing costs of $56.7 million, or $0.66 per share. These costs were comprised of the interest incurred relating to the permanent financing as well as interest on the bridge loan and assumed Noveon International debt not repaid at the time of the acquisition of $42.6 million, amortization of bridge loan fees of $11.2 million and termination of an interest rate swap of $2.9 million.
During 2004, the U.S. dollar weakened against most currencies, especially the euro. The change in currency exchange rates in 2004, as compared with 2003 exchange rates, had a favorable effect on 2004 net income.
We had an effective tax rate of 36.5% in 2004 as compared with 29.5% in 2003 as the result of the net impact of a number of factors. Items driving the increased tax rate included an increase in tax on unrepatriated earnings of foreign subsidiaries, a reduction in our ability to claim both U.S. foreign tax credits and to obtain U.S. tax benefits on exports following the Noveon International acquisition, and less significant non-taxable currency gains than occurred in 2003. These factors partially were offset by the favorable impact of foreign tax rate differences and other less significant items.

Primarily as a result of the above factors, our net income per share, basic was $1.68 in 2004 compared with $1.76 in 2003. Earnings for 2004 benefited from Noveon International’s operating income, before financing costs, inventory step-up charges and the write-off of IPR&D projects, of $78.3 million, or $0.91 per share. Earnings in 2004 included a one-time write-off of IPR&D projects from the Noveon International acquisition of $0.39 per share, a purchase adjustment associated with the increased valuation of Noveon International acquired inventory of $0.11 per share, restructuring charges of $0.46 per share, acquisition-related financing costs of $0.66 per share and a gain on a foreign currency forward contract of $0.07 per share. The 2003 restructuring charge reduced earnings by $0.29 per share in 2003.
SEGMENT ANALYSIS
We primarily evaluate performance and allocate resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. Segment operating income will reconcile to consolidated income from continuing operations before income taxes by deducting corporate expenses and corporate other (expense) income that are not attributable to the operating segments, the write-off of acquired IPR&D projects, restructuring and impairment charges and net interest expense.
The Lubricant Additives segment represents approximately 56% and 58% of our consolidated revenues and segment operating income, respectively, for 2005. The Specialty Chemicals segment represents approximately 44% and 42% of our consolidated revenues and segment operating income, respectively, for 2005.
OPERATING RESULTS BY SEGMENT

				2005 vs. 2004				2004 vs. 2003
						Excluding Acquisitions		Excluding Acquisitions
					%
(In Millions of Dollars)	2005	2004	2003	$ Change	Change	$ Change	% Change	$ Change	% Change

Revenues:
Lubricant Additives	$2,280.1	$1,998.6	$1,767.1	$281.5	14%	$281.5	14%	$231.5	13%
Specialty Chemicals	1,762.6	1,114.2	253.2	648.4	*	62.9	6%	31.9	13%

Total	$4,042.7	$3,112.8	$2,020.3	$929.9	30%	$344.4	11%	$263.4	13%

Gross Profit:
Lubricant Additives	$531.2	$508.4	$472.9	$22.8	4%	$22.8	4%	$35.5	8%
Specialty Chemicals	459.1	273.3	60.0	185.8	*	26.1	10%	5.9	10%

Total	$990.3	$781.7	$532.9	$208.6	27%	$48.9	6%	$41.4	8%

Segment Operating Income:
Lubricant Additives	$266.6	$240.9	$200.9	$25.7	11%	$25.7	11%	$40.0	20%
Specialty Chemicals	193.6	83.9	0.9	109.7	*	38.3	*	6.2	*

Total	$460.2	$324.8	$201.8	$135.4	42%	$64.0	20%	$46.2	23%

* Calculation not meaningful

LUBRICANT ADDITIVES SEGMENT
2005 COMPARED WITH 2004 Segment revenues increased 14% in 2005 compared to 2004, due to a 12% improvement from the combination of price and product mix, and 1% increases in both volume and currency.
Shipment volume patterns vary in different geographic zones. The following table shows our shipment volume by geographic zone in 2005 as well as the changes compared with 2004:

	2005
	Volume	% Change

North America	38%	(5%)
Europe	31%	3%
Asia-Pacific / Middle East	25%	9%
Latin America	6%	2%

Total	100%	1%

Total volume increased 1% in 2005 compared to 2004. Our results reflect some spot business or temporary business gains during 2005 due to a competitor’s supply difficulties. This increase partially was offset by the final piece of lost business of a major international customer in the second half of 2004 and the impact on shipment volumes of the higher concentration associated with the new passenger car technical standard GF-4 as compared to GF-3. Excluding these three specific factors, volume increased 3% globally and 1% in North America compared to 2004.
Higher shipment volume in Europe in 2005 compared with 2004 primarily was due to increases in our engine additives product line due to improved product mix and market share gains. The Asia-Pacific / Middle East region benefited from overall expanded growth in that market, particularly China, as well as spot business gains due to a competitor’s supply difficulties. Excluding the spot business gains, volumes increased 5% in Asia-Pacific / Middle East.
The Lubricant Additives segment implemented a series of price increases in 2005 in response to continued raw material cost increases as well as higher prices for natural gas and electricity used in our plants. The effective dates of the price increases varied by geographic shipment zone. We have received further raw material cost increases since December 31, 2005 that will result in higher raw material costs in the first quarter of 2006 as compared to the fourth quarter of 2005. We have announced our first price increase in 2006 to become effective during the first quarter to address these higher costs.
Segment gross profit increased $22.8 million, or 4%, in 2005 compared to 2004. The increase primarily was due to the cumulative impact of the selling price increases as well as an increase in volume, largely offset by higher average raw material cost and to a lesser extent, higher utility costs. In 2005, average unit raw material cost increased 22% compared to 2004. Manufacturing expenses increased 3% in 2005, however, on a per-unit-sold-basis, manufacturing expenses increased only 1% as compared to the prior year. The increase in manufacturing expenses was driven by higher utilities and maintenance costs in 2005 partially offset by lower employee benefit expense and lower environmental accruals.
Gross profit as a percentage of net sales for the segment was 23.3% for 2005 compared with 25.5% in 2004. The decline primarily was due to the time lag between the effective date of selling price increases in the wake of continuing raw material cost increases and raw material costs rising proportionally faster than selling prices.
Selling, technical, administrative and research (STAR) expenses decreased 1% in 2005 compared to 2004, primarily due to lower technical expenses of $3.1 million. The decrease in technical expenses primarily was due to lower outside technical expenses impacted by delays in the industry specifications for new lubricant additive programs.
Segment operating income (revenues less expenses attributable to the product lines aggregated within each segment) increased 11% in 2005 compared with 2004 due to the factors previously discussed.
2004 COMPARED WITH 2003 Segment revenues increased 13% in 2004 compared to 2003, due to 7% higher volume and 6% higher average selling price, approximately one-half of which was due to favorable currency.
The following table shows our shipment volume by geographic zone in 2004 as well as the changes compared with 2003:

	2004
	Volume	% Change

North America	41%	4%
Europe	30%	8%
Asia-Pacific / Middle East	23%	16%
Latin America	6%	(9%)

Total	100%	7%

The shipment volume increase in North America in 2004 compared with 2003 primarily resulted from increases in our specialty driveline and industrial oil additives product line and in our emulsion fuels products, which more than offset a modest decline in the engine additives product line due to lost business. Higher shipment volume in Europe in 2004 compared with 2003 primarily was due to increases in our engine additives product line and market share gains in our specialty driveline and industrial oil additives product line. The shipment volume increase in Asia-Pacific / Middle East in 2004 compared with 2003 primarily was due to economic recovery in the region, market share gains in China primarily in our engine additives and specialty driveline and industrial oil additives product lines, along with favorable timing of orders. The decrease in Latin America in 2004 compared with 2003 substantially was due to some lost business primarily within our engine additives product line and changes in order pattern for a major customer in that region.
The Lubricant Additives segment implemented a series of price increases in 2004 in response to continued raw material cost increases, particularly during the second half of the year, and higher prices for natural gas used for utilities in our plants.
The increase in segment gross profit of $35.5 million, or 8%, in 2004 compared with 2003, primarily was due to higher revenues partially offset by higher average raw material cost and higher manufacturing expenses. In 2004, average material cost increased 11% and manufacturing expenses increased 8% compared with 2003. The increase in manufacturing expenses primarily was due to unfavorable currency, higher manufacturing throughput, environmental accruals, higher utilities and higher compensation expense including increased variable pay.

Gross profit as a percentage of net sales for the segment was 25% for 2004 compared with 27% in 2003. The decrease primarily was due to raw material costs increasing faster than selling price increases.
STAR expenses decreased $3.7 million, or 1%, in 2004 compared with 2003, primarily due to lower outside testing expenses as a result of higher utilization of our internal testing facilities and the effects of the reductions in workforce discussed previously, partially offset by a $3.9 million charge related to an employee offsite personal injury along with higher incentive compensation expense.
Segment operating income increased 20% in 2004 compared with 2003 due to the factors previously discussed.
SPECIALTY CHEMICALS SEGMENT
2005 COMPARED WITH 2004 In 2005, revenues for the Specialty Chemicals segment increased 58% compared with 2004 primarily due to the 2004 acquisitions of Noveon International and the hyperdispersants business. Excluding acquisitions, segment revenues increased 6% in 2005 compared with 2004 due to a 12% improvement in the combination of price and product mix partially offset by a 6% decrease in shipment volume. The improvements in price and product mix occurred relatively evenly across all three of our product lines as we have implemented price increases to offset rising raw material costs.
Shipment volume patterns vary in different geographic zones. The following table shows our shipment volume by geographic zone in 2005 as well as the changes compared with 2004:

			Excluding
	2005		Acquisitions
	Volume	% Change	% Change

North America	72%	36%	(6%)
Europe	14%	32%	(6%)
Asia-Pacific / Middle East	10%	50%	(2%)
Latin America	4%	32%	(9%)

Total	100%	37%	(6%)

Excluding acquisitions, the shipment volume decrease in North America was due to decreases in our consumer specialties and performance coatings product lines. These decreases primarily were due to our exiting certain low-margin business and some market share loss as a result of competitive activity in response to our price increases. The decrease in North American volume partially was offset by a slight increase in our specialty materials product line primarily due to a record 2005 fourth quarter in our TempRite engineered polymers business. Increased customer demand offset lower volume in the first part of the year, which resulted from the merger of two large customers and reduced business in military applications in our Estane engineered polymers business. The volume decrease in Europe primarily was in our consumer specialties product line and was due to market share loss as a result of competitive activity in response to our price increases. The volume decrease in Latin America resulted from a decrease in our consumer specialties product line, which primarily was due to order pattern, and a decrease in our specialty materials product line as a result of the loss of a major customer in the region.
Segment gross profit increased $185.8 million, or 68% (increased $26.1 million, or 10%, excluding acquisitions), in 2005 compared with 2004. Excluding acquisitions, the increase in segment gross profit in 2005 resulted from higher revenues due to an improvement in the combination of price and product mix partially offset by lower volume and higher raw material costs and utility expenses. Average raw material cost increased 11% in 2005 compared with 2004. Raw material cost for 2004 included the impact of $9.8 million of inventory step-up amortization from acquisition accounting. Excluding the impact of the step-up in 2004, average raw material cost increased 13% in 2005 compared with 2004. Manufacturing expenses increased 4% in 2005 compared with 2004 primarily due to higher spending related to utilities partially offset by a favorable depreciation adjustment of $2.3 million related to a purchase accounting adjustment. Average unit manufacturing expense increased 10% due to the combination of lower volumes and higher utility expenses.
Gross profit as a percentage of net sales was 26.0% (25.4% excluding acquisitions) in 2005, compared with 24.5% in 2004. Excluding the impact of the inventory step-up amortization, the gross profit percentage for 2004 was 25.4%. The gross profit percentage was flat with the prior year as the impact of the selling price increases was offset by higher raw material costs and a higher average unit manufacturing cost.
STAR expenses increased $70.5 million, or 40%, in 2005 (decreased $11.8 million, or 7%, excluding acquisitions), compared with 2004. Excluding acquisitions, the decrease in STAR expenses primarily was due to reduced corporate administrative and technical services provided to the segment, the consolidation of some segment administrative functions into corporate functions and savings from a restructuring in our performance coatings product line.
Segment operating income increased $109.7 million in 2005 (increased $38.3 million, excluding acquisitions) compared with segment operating income of $83.9 million in 2004. Excluding acquisitions, the increase in segment operating income primarily was due to the increase in segment gross profit and lower STAR expenses.
2004 COMPARED WITH 2003 In 2004, revenues for the Specialty Chemicals segment increased 340% compared with 2003 primarily due to the 2004 acquisitions of Noveon International and the hyperdispersants business and the 2003 acquisition of the personal care specialty ingredients business from The Dow Chemical Company. Excluding acquisitions, segment revenues increased 13% in 2004 compared with 2003 due to a 7% increase in shipment volume, 4% improvement in the combination of price and product mix and 2% favorable currency impact. The higher-priced product mix for 2004 primarily occurred in our consumer specialties product line.
The following table shows our shipment volume by geographic zone in 2004 as well as the changes compared with 2003:

			Excluding
	2004		Acquisitions
	Volume	% Change	% Change

North America	72%	173%	6%
Europe	15%	224%	13%
Asia-Pacific / Middle East	9%	825%	21%
Latin America	4%	184%	8%

Total	100%	200%	7%

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
Segment gross profit increased $213.3 million, or 356% (increased $5.9 million, or 10%, excluding acquisitions), in 2004 compared with 2003. Excluding acquisitions, the increase in segment gross profit in 2004 was due to higher revenues partially offset by higher material costs and manufacturing expenses. Average material cost increased 9% in 2004 compared with 2003. Manufacturing expenses increased 5% in 2004 compared with 2003, however average unit manufacturing expense decreased 2% due to the higher shipment volumes.
Gross profit as a percentage of net sales for this segment was 24.5% (23.2% excluding acquisitions) in 2004, compared with 23.8% in 2003. The decrease in gross profit percentage excluding acquisitions was due to higher raw material costs that were only partially offset by an improvement in the combination of price and product mix and lower average unit manufacturing expense. We implemented price increases across most of the businesses during 2004 in response to the rising raw material costs.
STAR expenses increased $117.2 million, or 203%, in 2004 (decreased $2.3 million, or 4%, excluding acquisitions), compared with 2003.
Segment operating income increased $83.0 million in 2004 (increased $6.2 million, excluding acquisitions) compared with income of $0.9 million in 2003. Excluding acquisitions, the increase in segment operating income primarily was due to the increase in segment gross profit.
PRO FORMA ANALYSIS
The following table presents major components of and information derived from the pro forma consolidated statement of income and pro forma consolidated statement of cash flows. The major components of the pro forma consolidated statement of income and pro forma consolidated statement of cash flows reflect the effect of the acquisition of Noveon International on June 3, 2004 as if the acquisition occurred as of January 1, 2004. We believe that this data provides the financial statement reader with information that is useful in understanding the impact of the acquisition of Noveon International on our results of operations and cash flows.
The components of and information derived from the pro forma consolidated statement of income and the pro forma consolidated statement of cash flows for the year ended December 31, 2004 are derived from our consolidated financial statements for the year ended December 31, 2004 and the unaudited consolidated financial statements of Noveon International for the period from January 1, 2004 to the acquisition date.
Our consolidated balance sheets as of December 31, 2005 and 2004 reflect the acquisition of Noveon International under the purchase method of accounting. The allocation of the purchase price was completed in June 2005.

The pro forma data gives effect to actual operating results of Noveon International prior to the acquisition. Adjustments to cost of sales for the inventory step-up charge, fixed-asset depreciation, intangible asset amortization, the write-off of acquired IPR&D, interest expense and income taxes related to the acquisition are reflected in the pro forma data. The entire inventory step-up charge was attributable to the Specialty Chemicals segment. In addition, we assumed that the bridge loan obtained at the time of the transaction closing was not replaced with the permanent long-term financing of both debt and equity until the end of April, the fourth month in the period presented. This pro forma data is consistent with the pro forma data that is disclosed in Note 3 to the consolidated financial statements for the year ended December 31, 2004. These pro forma amounts are presented for informational purposes only and do not purport to be indicative of the results that actually would have been obtained if the acquisition had occurred as of the beginning of the period presented or that may be obtained in the future.

The following table summarizes the actual results for 2005 compared to pro forma data for 2004. All of the information in the table reflects data and activity from continuing operations.

	Actual	Pro Forma
(In Millions of Dollars)	2005	2004

Consolidated Data
Total revenues	$4,042.7	$3,645.3
Gross profit	$990.3	$939.0
Income before income taxes	$274.9	$172.5
Income from continuing operations	$181.3	$110.4
Net income	$189.3	$114.3
Depreciation expense	$154.0	$162.4
Amortization of intangible assets	$25.2	$24.9
Capital expenditures	$136.3	$155.8

Segment Data
Lubricant Additives segment:
Total revenues	$2,280.1	$1,998.6
Gross profit	$531.2	$508.4
Segment operating income	$266.6	$240.9
Depreciation expense	$79.7	$86.1
Amortization of intangible assets	$3.0	$3.0
Capital expenditures	$70.1	$82.4

Specialty Chemicals segment:
Total revenues	$1,762.6	$1,646.7
Gross profit	$459.1	$430.6
Segment operating income	$193.6	$152.8
Depreciation expense	$73.6	$75.1
Amortization of intangible assets	$22.2	$21.9
Capital expenditures	$65.6	$73.3

Unallocated corporate depreciation expense	$0.7	$1.0
Corporate capital expenditures	$0.6	$0.1

COMPARATIVE PRO FORMA DATA (continued)

		Pro
	Actual	Forma
(In Millions of Dollars)	2005	2004

Reconciliation of Segment Operating Income to Income from Continuing Operations before Income Taxes

Segment operating income:
Lubricant Additives	$266.6	$240.9
Specialty Chemicals	193.6	152.8

Total segment operating income	460.2	393.7

Corporate expenses	(62.3)	(44.1)
Corporate other (expense) income – net	(3.8)	6.2
Write-off of acquired IPR&D	–	(34.0)
Restructuring and impairment charges	(22.2)	(41.1)
Interest expense – net	(97.0)	(108.2)

Income from continuing operations before income taxes	$274.9	$172.5

RETURN ON AVERAGE SHAREHOLDERS’ EQUITY
Return on average shareholders’ equity was 12.2% in 2005, 7.6% in 2004 and 10.0% in 2003. The return on average shareholders’ equity is calculated as current year net income divided by the rolling 12-month average of shareholders’ equity for the current and prior years. The restructuring and impairment charges in 2005, 2004 and 2003 and the write-off of acquired IPR&D in 2004 lowered the return on average shareholders’ equity by approximately 0.8%, 4.7% and 1.6% in 2005, 2004 and 2003, respectively.
WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES The following table summarizes our financial performance indicators of liquidity:

	2005	2004

Cash and short-term investments (in millions of dollars)	$262.4	$335.9
Working capital (in millions of dollars)	$907.4	$940.7
Current ratio	2.4	2.4
Debt as a % of capitalization	51.6%	56.2%
Net debt as a % of capitalization	47.3%	51.6%

SUMMARY OF CASH FLOWS The following table summarizes the major components of cash flows:

(In Millions of Dollars)	2005	2004	2003

Cash provided by (used for):
Operating activities	$362.2	$328.2	$194.8
Investing activities	(106.8)	(1,088.8)	(155.9)
Financing activities	(312.8)	811.9	(59.5)
Effect of exchange-rate changes on cash	(16.1)	25.9	12.9

Net (decrease) increase in cash and short-term investments	$(73.5)	$77.2	$(7.7)

OPERATING ACTIVITIES
The increase in cash provided by operating activities in 2005 compared with 2004 primarily was due to an increase in earnings after adjusting for non-cash items partially offset by an increase in working capital net of currency effects.
We manage our levels of inventories and accounts receivables on the basis of average days sales in inventory and average days sales in receivables. Our target for accounts receivable is established taking into consideration the weighted average of our various terms of trade for each segment. Our target for days sales in inventory for each segment is established with the goal of minimizing our investment in inventories while at the same time ensuring reliable supply for our customers. Improvement in both the timing of cash collections and inventory turns helped mitigate the increase in these working capital components due to higher average selling price and higher inventory costs.
INVESTING ACTIVITIES
Our capital expenditures in 2005 were $136.7 million, as compared with $133.2 million and $88.5 million in 2004 and 2003, respectively. Capital expenditures for the Lubricant Additives segment primarily are to maintain existing manufacturing capacity. Approximately 27% of the capital expenditures in the Specialty Chemicals segment related to increasing capacity. In 2006, we estimate annual capital expenditures will be approximately $170.0 million to $175.0 million, including additional expenditures related to the phase-out of the Bromborough facility.
The net decrease in cash used to fund acquisitions in 2005 as compared to the prior year related to the acquisitions of the hyperdispersants business of Avecia and Noveon International in 2004. In June 2004, we completed the acquisition of Noveon International that utilized cash of $920.2 million plus transaction costs of $11.4 million and less cash acquired of $103.0 million. In January 2004, we completed the acquisition of the hyperdispersants business of Avecia for cash totaling $129.7 million.
The increase in net proceeds from divestitures and sales of property primarily relates to net cash received from the sales of the ECS and LPS businesses of $23.2 million in 2005.
FINANCING ACTIVITIES
The cash used for financing activities of $312.8 million in 2005 primarily was due to the $500.0 million in term-loan principal payments, offset, in part, by borrowings of €182.0 million ($215.6 million) under our €250.0 million revolving credit agreement in 2005. This compares to $811.9 million provided by financing activities in 2004 primarily due to the aggregate net proceeds of $2,170.0 million received relating to: the issuance of 14.7 million of our common shares, $1,150.0 million in unsecured senior notes and debentures and a $575.0 million bank term loan that were used to repay the temporary bridge loan that funded the Noveon International acquisition and the repayment of $1,103.1 million in assumed debt.
CAPITALIZATION AND CREDIT FACILITIES
At December 31, 2005, our total debt outstanding of $1,670.8 million consisted of 63% fixed-rate debt and 37% variable-rate debt, including $400.0 million of fixed-rate debt that has been effectively swapped to a variable rate. Our weighted-average interest rate as of December 31, 2005 was approximately 5.5%.
In September 2005, three of our wholly owned foreign subsidiaries entered into a new five-year unsecured €250.0 million revolving credit agreement. This credit agreement permits these foreign subsidiaries to borrow at variable rates based on EURIBOR plus a specified credit spread. We have guaranteed all obligations of the borrowers under the credit agreement. On September 20, 2005, Europe Chemical Holdings C.V. borrowed €175.0 million under this agreement, of which €10.0 million was repaid in December 2005. On October 25, 2005, Noveon Europe BVBA borrowed €17.0 million under this agreement.
One of our major cash management activities during 2005 was to repatriate overseas cash. We repatriated $482.2 million consisting of $268.4 million of existing foreign subsidiary cash and $213.8 million financed by the euro bank facility executed in September 2005.
Our net debt to capitalization ratio at December 31, 2005 was 47.3%. Net debt is the total of short-term and long-term debt, reduced by cash and short-term investments excluding original issue discounts and unrealized gains and losses on derivative instruments designated as fair-value hedges of fixed-rate debt. Capitalization is shareholders’ equity plus net debt. Total debt as a percent of capitalization was 51.6% at December 31, 2005.
Our ratio of current assets to current liabilities was 2.4 at December 31, 2005 and 2004.
At December 31, 2005, we had a $500.0 million revolving credit facility that matures in August 2009, which allows us to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified credit spread. As of December 31, 2005, we had no outstanding borrowings under this agreement.

CONTRACTUAL CASH OBLIGATIONS
The following table shows our contractual cash obligations under debt agreements, leases, non-cancelable purchase commitments and other long-term liabilities at December 31, 2005:

	Payments Due by Period
					2011 and
(In Millions of Dollars)	Total	2006	2007 – 2008	2009 - 2010	After

Total debt (1)	$1,675.6	$7.9	$200.5	$615.8	$851.4
Interest (2)	1,039.0	81.9	163.5	121.5	672.1
Operating leases	82.5	22.7	30.9	15.4	13.5
Non-cancelable purchase commitments (3)	153.7	55.9	66.6	24.8	6.4
Other long-term liabilities (4)(5)	56.8	27.1	16.9	5.9	6.9

Total contractual cash obligations	$3,007.6	$195.5	$478.4	$783.4	$1,550.3

(1)	Total debt includes both the current and long-term portions of debt as reported in Note 7 to the consolidated financial statements, excluding original issue discounts and unrealized gains on derivative instruments designated as fair-value hedges of fixed-rate debt.

(2)	Represents estimated contractual interest payments for fixed-rate debt only. We are not able to estimate reasonably the cash payments for interest associated with variable-rate debt due to the significant estimation required relating to both market interest rates as well as projected principal payments.

(3)	Non-cancelable purchase commitments primarily include raw materials purchased under take-or-pay contracts, drumming, warehousing and service contracts, utility purchase agreements, terminal agreements and toll processing arrangements.

(4)	Other long-term liabilities disclosed in the table represent long-term liabilities reported in our consolidated balance sheet at December 31, 2005 under “noncurrent liabilities,” excluding pension, postretirement, postemployment, environmental and other non-contractual liabilities.

(5)	We are required to make minimum contributions to our U.S. defined benefit pension plans pursuant to the minimum funding requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended. Funding requirements for plans outside the United States are subject to applicable local regulations. In 2006, we expect to make employer contributions of approximately $15.3 million to the qualified plans to satisfy these minimum statutory funding requirements. In 2006, we expect to make payments of approximately $6.9 million relating to our unfunded pension plans. The expected payments associated with the unfunded plans represent an actuarial estimate of future assumed payments based upon retirement and payment patterns. Actual amounts paid could differ from this estimate. In addition, non-pension postretirement benefit payments are expected to approximate $4.9 million in 2006. We have included these expected contributions of $27.1 million in the above table. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit pension and other plans, such as interest rate levels, the amount and timing of asset returns and future restructurings, if any, we are not able to reasonably estimate our contributions beyond 2006.
In addition, we have contingent obligations aggregating $40.3 million under standby letters of credit issued in the ordinary course of business to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions, insurance and benefit programs.
We had $1,670.8 million of debt outstanding at December 31, 2005 compared to $1,972.3 million outstanding at December 31, 2004. The decrease is due to the repayment of $500.0 million against the bank term loan, offset by borrowings of €182.0 million from the euro revolving credit facility. As a result, our total debt as a percent of capitalization has decreased from 56.2% at December 31, 2004 to 51.6% at December 31, 2005. We believe our future operating cash flows will be sufficient to cover our debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we have untapped borrowing capacity that can provide us with additional financial resources. We currently have a shelf registration statement filed with the Securities and Exchange Commission (SEC) under which $359.8 million of debt securities, preferred shares or common shares may be issued. In addition, as of December 31, 2005, we maintained cash and short-term investment balances of $262.4 million and had $500.0 million available under our U.S. revolving credit facility and €68.0 million under our euro revolving credit facility.
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
DETERMINATION OF NET PERIODIC PENSION COST
Each year we review with our actuaries the actuarial assumptions used in the determination of net periodic pension cost, as prescribed by SFAS No. 87, “Employers Accounting for Pensions.” The determination of net periodic pension cost is based upon a number of actuarial assumptions. The two critical assumptions are the expected return on plan assets and the discount rate for determining the funded status. Other assumptions include the rate of compensation increase and demographic factors such as retirement age, mortality and turnover. We review the critical assumptions for our U.S. pension plans with the audit committee of our board of directors. Our net periodic pension cost for all pension plans was $40.9 million in 2005, $34.9 million in 2004 and $14.1 million in 2003. The net periodic pension cost includes a settlement loss of $0.3 million, $7.7 million and $0.3 million in 2005, 2004 and 2003, respectively. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.
In developing our assumption for the expected long-term rate of return on plan assets, we considered historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. In 2005, we lowered our assumption for the U.S. pension plans by 50 basis points to 8.50% (7.72% on a weighted-average basis for all plans) due to declining asset return trends in the last five years and projected market conditions. We believe 8.50% represents a reasonable return that could be achieved over the long term using our current asset allocation. In January 2005, we transferred the Noveon International U.S. pension plan assets into one master trust arrangement with our existing U.S. pension plans. As a result, commencing in 2005 the combined assets are subject to the same overall investment strategy and management going forward. At December 31, 2005, our U.S. pension plans’ assets had an investment mix that approximated 76% in equity securities and 24% in debt securities.
A change in the rate of return of 100 basis points would have the following effects on the net periodic pension cost:
Effect on net periodic pension cost from change in the rate of return

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(2.0)	$2.0
International pension plans	(1.5)	1.5

All pension plans	$(3.5)	$3.5

The selection of a discount rate for pension plans is required to determine the value of future pension obligations and represents our best estimate of our cost in the marketplace to settle all pension obligations through annuity purchases. We determined the discount rate based upon current market indicators, including yields from dedicated bond portfolios that provide for a general matching of bond maturities with the projected benefit cash flows from our plans. The dedicated bond portfolios consist of non-callable corporate bonds that are at least Aa quality. The 2005 year-end discount rate assumption for our U.S. pension plans was set at 5.75%, which is a decrease from 6.25% used in 2004. On a worldwide basis, the 2005 weighted-average discount rate utilized decreased to 5.28% from 5.74% used in 2004. A change in the discount rate of 100 basis points would have the following effects on the net periodic pension cost:
Effect on net periodic pension cost from change in the discount rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(4.6)	$7.3
International pension plans	(4.1)	5.1

All pension plans	$(8.7)	$12.4

The accumulated benefit obligation for all pension plans worldwide exceeds the value of plan assets by $112.6 million. This represents a $44.6 million increase from the $68.0 million in the total unfunded accumulated benefit obligation reported in 2004. The accumulated benefit obligation exceeded the plan assets for the U.S. pension plans by $40.5 million and the non-U.S. plans by $72.1 million in 2005. The two primary drivers behind the $44.6 million increase in the unfunded benefit obligations are a $15.6 million increase due to unfavorable economic and demographic assumption changes in the United Kingdom and a $22.1 million increase in the United States due to the planned integration of benefits between Noveon International and our pension benefit formula.
Changes in pension plan assumptions are expected to increase pension expense for most pension plans worldwide in 2006. The 2006 pension expense is expected to be approximately $47.0 million, excluding the impact of any settlement charges. The expected increase in pension expense in 2006, excluding the impact of settlement charges, is due to the decline in the expected return on plan assets, the decline in the discount rate for all plans and the recognition of loss amortization.
DETERMINATION OF POSTRETIREMENT BENEFIT COST
Annually, we review with our actuaries the key economic assumptions used in calculating postretirement benefit cost as prescribed by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” Postretirement benefits include health care and life insurance plans. The determination of postretirement benefit cost is based upon a number of actuarial assumptions, including the discount rate for determining the accumulated postretirement benefit obligation, the assumed health care cost trend rates and the ultimate health care trend rate. Except for the U.S. plans, the same discount rate selected for the pension plans generally is used for calculating the postretirement benefit obligation by country. Net non-pension postretirement benefit cost was $2.4 million in 2005, $5.8 million in 2004 and $5.6 million in 2003.
A change in the discount rate of 100 basis points would have the following effects on the postretirement benefit cost:
Effect on postretirement benefit cost from change in the discount rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$(0.6)	$0.8
International postretirement plans	(0.1)	0.1

All postretirement plans	$(0.7)	$0.9

A change in the assumed health care cost trend rate of 100 basis points would have the following effects on the postretirement benefit cost:
Effect on postretirement benefit cost from change in assumed health care cost trend rate

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$1.1	$(0.9)
International postretirement plans	0.1	(0.1)

All postretirement plans	$1.2	$(1.0)

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
DISCONTINUED OPERATIONS
The results of a component of our business that either has been disposed of or is classified as held for sale are reported in discontinued operations in accordance with the requirements of SFAS No. 144. We classify a component of our business as held for sale if it meets the following criteria as of each balance sheet date:
•	we commit to a plan to sell the disposal group;

•	the disposal group is available for immediate sale in its present condition, subject only to the terms that are usual and customary for sales of such disposal groups;

•	an active program to locate a buyer, and other actions required to complete the plan to sell have been initiated;

•	the sale of the disposal group is probable and the transfer is expected to qualify for recognition as a completed sale within one year;

•	the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	actions necessary to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The results of operations of all entities that have been disposed of or are classified as held for sale in 2005 have been classified as discontinued operations in all periods presented in the consolidated statements of income. The 2005, 2004 and 2003 cash flow statements are presented on a consolidated basis, including both continuing operations and discontinued operations.
ACCOUNTING FOR GOODWILL IMPAIRMENT
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of an operating segment below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of earnings and cash flow, which are based upon our strategic plans. The combination of a discounted cash flow analysis and terminal value model is used to determine the fair value of each reporting unit. While we use available information to prepare estimates and to perform the impairment evaluation, actual results could differ significantly resulting in future impairment and losses related to recorded goodwill balances. No impairment of goodwill was identified in the annual impairment test completed in 2005. (See Note 6 to the consolidated financial statements.)
NEW ACCOUNTING STANDARDS
SFAS No. 154
In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections.” This standard establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces Accounting Principles Board (APB) Opinion No. 20 and SFAS No. 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. This statement is effective for accounting changes and corrections of errors starting January 1, 2006. Our adoption of this standard will not have a material impact on our financial position, results of operations or cash flows.
FIN No. 47
We adopted FASB-issued Interpretation (FIN) No. 47, “Accounting for Conditional Asset-Retirement Obligations,” an interpretation of SFAS No. 143, “Asset-Retirement Obligations,” on December 31, 2005. FIN No. 47 requires the recognition of a liability for the fair value of a legal obligation to perform asset-retirement obligations (AROs) that are conditional on a future event if the amount can be reasonably estimated. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows. We have identified certain other AROs related to asbestos remediation activities that could be required in the future. However, due to the long-term, productive nature of our manufacturing operations, absent plans or expectations of plans to initiate asset retirement activities, we are unable to reasonably estimate the fair value of such liabilities since the potential settlement dates cannot be determined at this time.
SFAS No. 123R
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This standard will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This standard replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. In April 2005, the SEC amended the compliance date of SFAS No. 123R through an amendment of Regulation S-X. The effective date for us is January 1, 2006. We currently are evaluating both the impact of SFAS No. 123R and the option pricing model we will use. If we continue to utilize the Black-Scholes pricing model and continue our current stock option practices, it is estimated that we would have additional annual expense ranging from $3.0 million to $4.0 million.
SFAS No. 151
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This standard requires that such items be recognized as current-period charges. The standard also establishes the concept of “normal capacity” and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. Any unallocated overhead must be recognized as an expense in the period incurred. This standard is effective for inventory costs incurred starting January 1, 2006. Our adoption of this standard will not have a material impact on our financial position, results of operations or cash flows.

CAUTIONARY STATEMENTS FOR SAFE HARBOR PURPOSES
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the federal securities laws. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance as opposed to historical items and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by any forward-looking statements, although we believe our expectations reflected in those forward-looking statements are based upon reasonable assumptions. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements.
We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:
•	the cost, availability and quality of raw materials, including petroleum-based products;

•	our ability to increase the prices of our products in a competitive environment;

•	the effect of required principal and interest payments on our ability to fund capital expenditures and acquisitions and to meet operating needs;

•	the overall global economic environment and the overall demand for our products on a worldwide basis;

•	technology developments that affect longer-term trends for our products;

•	the extent to which we are successful in expanding our business in new and existing markets;

•	our ability to identify, complete and integrate acquisitions for profitable growth and operating efficiencies;

•	our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

•	our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness;

•	our success in retaining and growing the business that we have with our largest customers;

•	the cost and availability of energy, including natural gas and electricity;

•	the effect of interest rate fluctuations on our interest expense;

•	the effects of fluctuations in currency exchange rates upon our reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

•	the extent to which we achieve market acceptance of our commercial development programs;

•	significant changes in government regulations affecting environmental compliance;

•	the ability to identify, understand and manage risks inherent in new markets in which we choose to expand; and

•	our ability to maintain operating continuity for those businesses identified as divestiture candidates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We operate manufacturing and blending facilities, laboratories and offices around the world and utilize fixed- and variable-rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainties, import and export limitations, and market risks related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.
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
Our primary interest rate exposures relate to our cash and short-term investments, fixed- and variable-rate debt and interest rate swaps. The calculation of potential loss in fair value is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flow and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% increase in interest rates would have had a favorable impact and a hypothetical 10% decrease in interest rates would have had an unfavorable impact on fair values of $42.7 million in 2005 and $47.3 million in 2004. In addition, a hypothetical 10% increase in interest rates would have had an unfavorable impact and a hypothetical 10% decrease in interest rates would have had a favorable impact on cash flows and income before tax of $1.8 million in 2005 and $2.9 million in 2004.
Our primary currency exchange rate exposures are to foreign currency-denominated debt, intercompany debt, cash and short-term investments and forward foreign currency exchange contracts. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% increase in currency exchange rates would have had a favorable impact and a hypothetical 10% decrease in currency exchange rates would have had an unfavorable impact on fair values of $6.8 million in 2005. In 2004, a hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on fair values of $26.1 million. In addition, a hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on cash flows of $21.4 million and $43.7 million and income before tax of $4.4 million and $13.5 million in 2005 and 2004, respectively.
Our primary commodity hedge exposures relate to natural gas and electric utility expenses. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our commodity exposures due to a 10% shift in the underlying commodity prices. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in commodity prices. A hypothetical 10% increase in commodity prices would have had a favorable impact and a hypothetical 10% decrease in commodity prices would have had an unfavorable impact on fair value, cash flows and income before tax of $0.9 million in 2005 and $0.3 million in 2004.

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
The Lubrizol Corporation’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included in this annual report.

James L. Hambrick
Chairman, President and Chief Executive Officer

Charles P. Cooley
Senior Vice President and Chief Financial Officer

W. Scott Emerick
Corporate Controller
February 28, 2006
NEW YORK STOCK EXCHANGE CERTIFICATIONS

On May 12, 2005, James L. Hambrick, as chief executive officer, certified, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, that as of that date he was not aware of any violations by the Company of the NYSE’s Corporate Governance listing standards other than the following, which was notified to the NYSE pursuant to Section 303A.12(b) and disclosed as Exhibit H to the Company’s Section 303A Annual Written Affirmation:
Through inadvertence, the Company did not include in the proxy statement or the Annual Report on Form 10-K a statement that the charters, corporate governance guidelines and code of business conduct and ethics for executive officers or directors are available in print to any shareholder who requests them. This statement will appear in the 2006 proxy statement.
This certification has been delivered to the NYSE.
The chief executive officer and chief financial officer certifications created by Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to our Form 10-K and are incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
The Lubrizol Corporation
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Lubrizol Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated February 28, 2006 expressed an unqualified opinion on those financial statements.

Cleveland, Ohio
February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
The Lubrizol Corporation
We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Cleveland, Ohio
February 28, 2006

Consolidated Statements of Income

	Year Ended December 31
(In Millions of Dollars Except Per Share Data)	2005	2004	2003

Net sales	$4,039.2	$3,108.9	$2,017.3
Royalties and other revenues	3.5	3.9	3.0

Total revenues	4,042.7	3,112.8	2,020.3
Cost of sales	3,048.9	2,327.2	1,484.4
Selling and administrative expenses	367.7	297.1	196.7
Research, testing and development expenses	204.8	188.9	165.3
Amortization of intangible assets	25.2	18.0	4.9
Write-off of acquired in-process research and development	–	34.0	–
Restructuring and impairment charges	22.2	37.9	22.5

Total costs and expenses	3,668.8	2,903.1	1,873.8
Other (expense) income – net	(2.0)	5.3	3.3
Interest income	8.1	4.8	3.8
Interest expense	(105.1)	(77.1)	(25.1)

Income from continuing operations before income taxes	274.9	142.7	128.5
Provision for income taxes	93.6	52.1	37.9

Income from continuing operations	181.3	90.6	90.6
Discontinued operations – net of tax	8.0	2.9	0.2

Net income	$189.3	$93.5	$90.8

Basic earnings per share:
Continuing operations	$2.67	$1.63	$1.76
Discontinued operations	0.12	0.05	–

Net income per share, basic	$2.79	$1.68	$1.76

Diluted earnings per share:
Continuing operations	$2.63	$1.62	$1.75
Discontinued operations	0.12	0.05	–

Net income per share, diluted	$2.75	$1.67	$1.75

Dividends per share	$1.04	$1.04	$1.04

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

	December 31
(In Millions of Dollars)	2005	2004

ASSETS
Cash and short-term investments	$262.4	$335.9
Receivables	585.6	582.8
Inventories	586.0	568.7
Other current assets	138.3	110.6

Total current assets	1,572.3	1,598.0

Property and equipment – at cost	2,621.5	2,731.3
Less accumulated depreciation	1,437.1	1,413.4

Property and equipment – net	1,184.4	1,317.9

Goodwill	1,138.8	1,153.8
Intangible assets – net	404.6	437.1
Investments in non-consolidated companies	7.6	7.4
Other assets	58.6	52.1

TOTAL	$4,366.3	$4,566.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$7.9	$8.2
Accounts payable	372.2	342.3
Accrued expenses and other current liabilities	284.8	306.8

Total current liabilities	664.9	657.3

Long-term debt	1,662.9	1,964.1
Postretirement health care obligations	102.6	106.4
Noncurrent liabilities	204.0	170.7
Deferred income taxes	113.7	90.7

Total liabilities	2,748.1	2,989.2

Minority interest in consolidated companies	51.0	53.6

Contingencies and commitments
Preferred stock without par value – unissued	–	–
Common shares without par value – 68,043,241 and 66,778,865 outstanding shares at December 31, 2005 and 2004, respectively	663.7	610.6
Retained earnings	1,016.0	897.4
Accumulated other comprehensive (loss) income	(112.5)	15.5

Total shareholders’ equity	1,567.2	1,523.5

TOTAL	$4,366.3	$4,566.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31
(In Millions of Dollars)	2005	2004	2003

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$189.3	$93.5	$90.8
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	179.8	154.7	100.4
Write-off of acquired in-process research and development	–	34.0	–
Deferred income taxes	10.3	5.9	1.5
Restructuring and impairment charges	11.1	27.5	3.3
Change in current assets and liabilities, net of acquisitions and divestitures:
Receivables	(52.9)	(38.4)	4.7
Inventories	(47.5)	(50.0)	17.4
Accounts payable, accrued expenses and other current liabilities	56.0	80.5	(26.8)
Other current assets	6.9	2.5	(4.3)

	(37.5)	(5.4)	(9.0)
Change in noncurrent liabilities	5.4	9.0	11.7
Other items – net	3.8	9.0	(3.9)

Total operating activities	362.2	328.2	194.8

INVESTING ACTIVITIES
Capital expenditures	(136.7)	(133.2)	(88.5)
Acquisitions – net of cash received and liabilities assumed	–	(958.4)	(68.6)
Net proceeds from divestitures and sales of property and equipment	30.1	3.0	2.2
Other items – net	(0.2)	(0.2)	(1.0)

Total investing activities	(106.8)	(1,088.8)	(155.9)

FINANCING ACTIVITIES
Changes in short-term debt, net	(4.0)	(72.6)	(5.8)
Repayments of long-term debt	(512.2)	(1,193.0)	(9.2)
Proceeds from the issuance of long-term debt	235.8	1,743.3	4.5
Dividends paid	(70.4)	(57.6)	(53.6)
Proceeds from sale of common shares, net of underwriting commissions and offering expenses of $20.2 million	–	470.0	–
Payment of debt issuance costs	(0.8)	(16.8)	–
Payment of Treasury rate lock upon settlement	–	(73.9)	–
Payment on termination of interest rate swaps	–	(2.9)	–
Proceeds from the exercise of stock options	38.8	15.4	4.6

Total financing activities	(312.8)	811.9	(59.5)
Effect of exchange rate changes on cash	(16.1)	25.9	12.9

Net (decrease) increase in cash and short-term investments	(73.5)	77.2	(7.7)
Cash and short-term investments at the beginning of year	335.9	258.7	266.4

Cash and short-term investments at the end of year	$262.4	$335.9	$258.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		Shareholders’ Equity
				Accumulated
	Number of			Other
	Shares		Retained	Comprehensive
(In Millions)	Outstanding	Common Shares	Earnings	(Loss) Income	Total

BALANCE, JANUARY 1, 2003	51.5	$119.0	$828.3	$(78.1)	$869.2

Comprehensive income:
Net income 2003		–	90.8	–	90.8
Other comprehensive income		–	–	42.1	42.1

Comprehensive income					132.9
Dividends declared		–	(53.6)	–	(53.6)
Deferred stock compensation		1.1	–	–	1.1
Common shares – treasury:
Shares issued upon exercise of stock options and awards	0.1	3.7	–	–	3.7

BALANCE, DECEMBER 31, 2003	51.6	123.8	865.5	(36.0)	953.3

Comprehensive income:
Net income 2004		–	93.5	–	93.5
Other comprehensive income		–	–	51.5	51.5

Comprehensive income					145.0
Dividends declared		–	(61.6)	–	(61.6)
Common shares – issued in public offerings	14.7	470.0	–	–	470.0
Deferred stock compensation		3.4	–	–	3.4
Common shares – treasury:
Shares issued upon exercise of stock options and awards	0.5	13.4	–	–	13.4

BALANCE, DECEMBER 31, 2004	66.8	610.6	897.4	15.5	1,523.5

Comprehensive income:
Net income 2005		–	189.3	–	189.3
Other comprehensive loss		–	–	(128.0)	(128.0)

Comprehensive income					61.3
Dividends declared		–	(70.7)	–	(70.7)
Deferred stock compensation		8.8	–	–	8.8
Common shares – treasury:
Shares issued upon exercise of stock options and awards	1.2	44.3	–	–	44.3

BALANCE, DECEMBER 31, 2005	68.0	$663.7	$1,016.0	$(112.5)	$1,567.2

The accompanying notes are an integral part of these consolidated financial statements.

Notes To Financial Statements
(In Millions Except Per Share Data)
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
On June 3, 2004, the company consummated its acquisition of Noveon International, Inc. (Noveon International). As a result of this acquisition, the company reorganized its product lines into two operating and reporting segments: Lubricant Additives and Specialty Chemicals. Refer to Note 15 for a further description of the nature of the company’s operations, the product lines within each of the operating segments, segment operating income and related financial disclosures for the reportable segments.
Note 2 – SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION – The consolidated financial statements include the accounts of The Lubrizol Corporation and its consolidated subsidiaries. The company consolidates certain entities in which it owns less than a 100% equity interest if it is either deemed to be the primary beneficiary in a variable interest entity, as defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” or where its ownership interest is at least 50% and the company has effective management control. The equity method of accounting is applied to non-consolidated entities in which the company can exercise significant influence over the entity with respect to its operations and major decisions. The book value of investments carried on the equity method was $6.1 million and $5.6 million at December 31, 2005 and 2004, respectively. Investments carried at cost were $1.5 million and $1.8 million at December 31, 2005 and 2004, respectively.
DISCONTINUED OPERATIONS – The results of a component of the company that either has been disposed of or is classified as held for sale are reported in discontinued operations in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A component of an entity is considered held for sale when the transaction has been approved by the appropriate level of management and there are no known significant contingencies outstanding that would prevent the sale from closing within one year. The results of operations of all entities that have been disposed of or that are classified as held for sale in 2005 have been classified as discontinued operations in all periods presented in the consolidated statements of income. The 2005, 2004 and 2003 cash flow statements are presented on a consolidated basis, including both continuing operations and discontinued operations.
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
PROPERTY AND EQUIPMENT – Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment, which comprised approximately 6% and 7% of the depreciable assets at December 31, 2005 and 2004, respectively. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and improvements for buildings and land. Estimated useful lives range from 3 to 20 years for machinery and equipment.
IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS – The company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent, cash flows are available.
GOODWILL AND INTANGIBLE ASSETS – Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired and is not amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is tested for impairment annually, and between annual tests if an event occurs or circumstances change that indicates the carrying amount may be impaired. The company has elected to perform its annual tests for potential impairment of goodwill and indefinite-lived intangible assets as of October 1st of each year. Impairment testing is done at the reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined through a combination of discounted cash flow analysis and terminal value calculations.
Intangible assets resulting from business acquisitions, including customer lists, purchased technology, trademarks, patents, land-use rights and non-compete agreements, are amortized on a straight-line method over periods ranging from 3 to 40 years. Under SFAS No. 142, intangible assets determined to have indefinite lives are not amortized, but are tested for impairment at least annually. As part of the annual impairment test, the useful lives of the non-amortized intangible assets are reviewed to determine if the indefinite status remains appropriate.

DEFERRED FINANCING COSTS – Costs incurred with the issuance of debt and credit facilities are capitalized and amortized over the life of the associated debt as a component of interest expense using the effective interest method of amortization. In June 2004, the company initially financed the Noveon International acquisition with a temporary bridge facility. Fees associated with the bridge facility were capitalized and amortized over the bridge financing period. A total of $11.2 million was incurred in bridge facility fees in June 2004. These fees were expensed ratably through September 2004 when the bridge facility was repaid in full. In September 2004, the company incurred $16.8 million in debt issuance costs and fees relating to the issuance of $1,150.0 million in senior notes and debentures, and the new $1,075.0 million five-year credit facility. Such costs are being amortized under the effective interest method over the respective terms of the debt. Net deferred financing costs were $18.3 million and $20.9 million at December 31, 2005 and 2004, respectively. Amortization expense incurred in 2005, 2004 and 2003 was $3.6 million, $1.6 million and $1.3 million, respectively.
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
SHARE REPURCHASES – The company uses the par-value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.
FOREIGN CURRENCY TRANSLATION – The assets and liabilities of the company’s international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at weighted-average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of other comprehensive income in shareholders’ equity, except for subsidiaries for which the functional currency is other than the local currency, where translation adjustments are recognized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.
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
COMPONENTS OF COST OF SALES – Cost of sales is comprised of raw material costs including freight and duty, inbound handling costs associated with the receipt of raw materials, direct production, maintenance and utility costs, plant and engineering overhead, terminals and warehousing costs, and outbound shipping and handling costs.
RESEARCH, TESTING AND DEVELOPMENT – Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $133.8 million in 2005, $107.4 million in 2004 and $93.3 million in 2003. Costs to acquire in-process research and development (IPR&D) projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition.

INCOME TAXES – The company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.
PER SHARE AMOUNTS – Net income per share is computed by dividing net income by average common shares outstanding during the period, including contingently issuable shares. Net income per diluted share includes the dilutive impact resulting from outstanding stock options and stock awards. Per share amounts are computed as follows:

	2005	2004	2003
Numerator:
Income from continuing operations	$181.3	$90.6	$90.6
Discontinued operations – net of tax	8.0	2.9	0.2

Net income	$189.3	$93.5	$90.8

Denominator:
Weighted-average common shares outstanding	67.9	55.7	51.7
Dilutive effect of stock options and awards	0.9	0.3	0.2

Denominator for net income per share, diluted	68.8	56.0	51.9

Basic earnings per share:
Continuing operations	$2.67	$1.63	$1.76
Discontinued operations	0.12	0.05	–

Net income per share, basic	$2.79	$1.68	$1.76

Diluted earnings per share:
Continuing operations	$2.63	$1.62	$1.75
Discontinued operations	0.12	0.05	–

Net income per share, diluted	$2.75	$1.67	$1.75

Weighted-average shares issuable upon the exercise of stock options that were excluded from the diluted earnings per share calculations because they were antidilutive were 1.1 million in 2004 and 2.5 million in 2003.
ACCOUNTING FOR DERIVATIVE INSTRUMENTS – Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in value is immediately recognized in earnings. The company only uses derivative financial instruments to manage well-defined interest rate, foreign currency and commodity price risks. The company does not use derivatives for trading purposes.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES – Liabilities for costs associated with exit or disposal activities are recognized and measured initially at fair value when the liability is incurred pursuant to the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”
ASSET-RETIREMENT OBLIGATIONS – The company adopted FIN No. 47, “Accounting for Conditional Asset-Retirement Obligations,” an interpretation of SFAS No. 143, “Asset-Retirement Obligations,” on December 31, 2005. FIN No. 47 requires the recognition of a liability for the fair value of a legal obligation to perform asset-retirement obligations (AROs) that are conditional on a future event if the amount can be reasonably estimated. The adoption of this standard did not have a material impact on the company’s financial position, results of operations or cash flows. The company identified certain other AROs related to asbestos remediation activities that could be required in the future. However, due to the long-term, productive nature of the company's manufacturing operations, absent plans or expectations of plans to initiate asset retirement activities, the company is unable to reasonably estimate the fair value of such liabilities since the potential settlement dates cannot be determined at this time.
GUARANTEES – FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” requires the recognition of a liability for any guarantees entered into or modified. The company does not have any material guarantees within the scope of FIN No. 45.
STOCK-BASED COMPENSATION – The company currently uses the intrinsic value method to account for employee stock options. The following table shows the pro forma effect on net income and earnings per share if the company had applied the fair-value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2005	2004	2003
Reported net income	$189.3	$93.5	$90.8
Plus: stock-based employee compensation (net of tax) included in net income	5.5	2.1	0.3
Less: stock-based employee compensation (net of tax) using the fair-value method	(6.5)	(6.0)	(4.4)

Pro forma net income	$188.3	$89.6	$86.7

Reported net income per share, basic	$2.79	$1.68	$1.76

Pro forma net income per share, basic	$2.77	$1.61	$1.68

Reported net income per share, diluted	$2.75	$1.67	$1.75

Pro forma net income per share, diluted	$2.74	$1.60	$1.67

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This standard will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This standard replaces SFAS No. 123 and supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. In April 2005, the Securities and Exchange Commission (SEC) amended the compliance date of SFAS No. 123R through an amendment of Regulation S-X. The effective date for the company is January 1, 2006. The company is currently evaluating both the impact of SFAS No. 123R and the option pricing model that will be used. If the company continues to utilize the Black-Scholes pricing model and continues the current stock option practices, the company estimates additional annual expense ranging from $3.0 million to $4.0 million.
ACCOUNTING FOR THE MEDICARE PRESCRIPTION DRUG IMPROVEMENT AND MODERNIZATION ACT – The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), which will begin in 2006.
The company has determined that its postretirement health care plans provide prescription drug benefits that will qualify for the federal subsidy provided by the Act. As a result, the following actuarially determined changes in accounting for this plan have been recognized starting in the third quarter of 2004 due to the legislation and in accordance with the provisions of FASB Staff Position (FSP) FAS No. 106-2, “Accounting

and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” (FSP No. 106-2):
•	The accumulated postretirement benefit obligation determined as of January 1, 2005 and 2004 has been reduced by approximately $5.8 million in both years. This reduction caused an actuarial gain in accordance with FSP No. 106-2.

•	The effect of the above gain is to reduce the annual amortization of unrecognized actuarial loss by approximately $0.4 million.

•	The interest and service cost components of the related periodic expense for fiscal year 2004 have been reduced by approximately $0.6 million.
For 2005 and 2004, annual net periodic postretirement benefit expense has been reduced by approximately $1.0 million and $0.7 million, respectively, in the aggregate as a result of this benefit.
RECLASSIFICATIONS – Certain prior period amounts have been reclassified to conform to the current year presentation.
Note 3 – ACQUISITIONS AND PRO FORMA FINANCIAL INFORMATION
On June 3, 2004, the company completed the acquisition of Noveon International for cash of $920.2 million (inclusive of $32.9 million in certain seller expenses) plus transaction costs of $11.4 million and less cash acquired of $103.0 million. In addition, the company assumed $1,103.1 million of long-term indebtedness from Noveon International. With the acquisition of Noveon International, the company has accelerated its program to attain a substantial presence in the personal care and coatings markets by adding a number of higher-growth, industry-leading products under highly recognizable brand names, including Carbopol®, to the company’s portfolio of lubricant and fuel additives and consumer products. Additionally, Noveon International has a number of industry-leading specialty materials businesses, including TempRite® and Estane® engineered polymers.
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
The consolidated balance sheets as of December 31, 2005 and 2004 reflect the acquisition of Noveon International under the purchase method of accounting. The company recorded the various assets acquired and liabilities assumed, primarily working capital accounts, of Noveon International at their estimated fair values determined as of the acquisition date. Actuarial valuations were completed for the projected pension and other post-employment benefit obligations and were reflected in the purchase price allocation. Appraisals of long-lived assets and identifiable intangible assets, including an evaluation of IPR&D projects, were also obtained. Through June 2005, the company finalized certain aspects of the purchase price allocation primarily related to the valuation of the property, plant and equipment and the deferred tax accounts. In addition, through June 2005, the company continued the process of finalizing its reconciliation of the underlying fixed-asset records to the respective appraisals. As a result of both of these efforts, the company reduced the amount allocated to property, plant and equipment by $55.2 million since December 31, 2004. Depreciation expense included a related adjustment of $2.3 million, representing the reduction in depreciation expense associated with the change in the estimated fair values assigned to property, plant and equipment. In addition, the deferred tax accounts were adjusted in 2005 resulting in a decrease of $17.3 million to the net deferred tax liabilities since December 31, 2004. The goodwill associated with the transaction increased by $34.0 million representing the net impact of all adjustments recorded. The allocation of the purchase price was complete as of June 2005 and the related actuarial valuations and appraisals obtained have been finalized.

The purchase price includes the estimated fair value of IPR&D projects totaling $34.0 million that, as of the acquisition date, had not yet reached technological feasibility and had no alternative future use. As a result, the full amount allocated to IPR&D was expensed in 2004. There were nine projects acquired in the Noveon International transaction in several different product lines. The projects were at varying stages of completeness ranging from the early development stage to prototype testing at the time of acquisition. The inventory step-up to fair value totaled $24.2 million, of which $9.8 million was expensed in 2004. As the remaining step-up relates to inventories accounted for on the LIFO method of accounting, the company does not anticipate that additional amounts of step-up will be expensed in the near term.
The 2004 historical results only include revenues and expenses of Noveon International since the date of acquisition.
The following table summarizes actual results for 2005 compared to the pro forma data for 2004. The unaudited pro forma operating data is presented as if the Noveon International acquisition had been completed at the beginning of 2004. The pro forma data gives effect to actual operating results prior to the acquisition. Adjustments to cost of sales for the inventory step-up charge, fixed asset depreciation, intangible asset amortization, the write-off of acquired IPR&D, interest expense, income taxes and weighted-average common shares outstanding related to the acquisition are reflected in the pro forma data. In addition, the company assumed that the bridge loan obtained at the time of the transaction closing was not replaced with the permanent long-term financing of both debt and equity until the end of April, the fourth month in the period presented. The pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the period presented or that may be obtained in the future.

		Pro Forma
	Actual	(unaudited)
	2005	2004
Total revenues	$4,042.7	$3,645.3

Income from continuing operations	$181.3	$110.4
Discontinued operations	8.0	3.9

Net income	$189.3	$114.3

Basic earnings per share:
Continuing operations	$2.67	$1.79
Discontinued operations	0.12	0.06

Net income per share, basic	$2.79	$1.85

Diluted earnings per share:
Continuing operations	$2.63	$1.78
Discontinued operations	0.12	0.06

Net income per share, diluted	$2.75	$1.84

In January 2004, the company completed the acquisition of the coatings hyperdispersants business from Avecia for cash totaling $129.7 million, including transaction costs of $2.2 million. This business is headquartered in Blackley, United Kingdom and develops, manufactures and markets high-value additives that are based on polymeric dispersion technology and used in coatings and inks. These products enrich and strengthen color while reducing production costs and solvent emissions, and are marketed under the brand names Solsperse®, Solplus® and Solthix®. Annualized revenues of this business are approximately $50.0 million.
The fair value of assets acquired and liabilities assumed in 2004 acquisitions is as follows:

	Fair Value of Net Assets Acquired in 2004
	Noveon	Hyper-
	International	dispersants	Other	Total
Receivables	$187.7	$7.3	$–	$195.0
Inventories	180.6	10.5	–	191.1
Other current assets	51.2	–	–	51.2
Property and equipment	559.5	5.5	–	565.0
Goodwill	862.7	76.4	–	939.1
Intangible assets	379.0	42.7	–	421.7
Other assets	19.4	–	0.1	19.5

Total assets	2,240.1	142.4	0.1	2,382.6

Accounts payable	129.4	7.0	–	136.4
Accrued expenses	107.2	–	–	107.2
Current and long-term debt	1,103.1	–	–	1,103.1
Noncurrent liabilities	71.8	5.7	–	77.5

Total liabilities	1,411.5	12.7	–	1,424.2

Increase in net assets from acquisitions	$828.6	$129.7	$0.1	$958.4

In 2003, the company completed two acquisitions in the Specialty Chemicals segment for cash of $68.6 million. In July 2003, the company purchased the product lines of a silicones business from BASF, which expanded the foam control additives business to approximately $40.0 million in annual revenues. Assets acquired from BASF included customer lists, certain trademarks, manufacturing technology and other related intellectual property specifically developed for silicone products in the North America region and finished goods inventory. Silicones are used in the manufacture of sealants, caulks and water-proofing products. Historical annual revenues for these silicone products approximate $6.0 million. In September 2003, the company acquired personal care ingredients product lines from Amerchol Corporation, a subsidiary of The Dow Chemical Company. Products from this business go into a wide range of end uses, including skin care and hair conditioners. Products include methyl glucoside derivatives, lanolin derivatives and PromulgenTM personal care ingredients. Annualized revenues of this acquisition were approximately $30.0 million.

The fair value of assets acquired and liabilities assumed in 2003 acquisitions is as follows:

Fair Value of
Net Assets
Acquired
in 2003
Receivables	$0.4
Inventories	7.8
Property and equipment	1.8
Goodwill	36.2
Intangible assets	23.4
Other assets	0.2

Total assets	69.8

Accrued expenses	1.0
Deferred taxes noncurrent	0.2

Total liabilities	1.2

Increase in net assets from acquisitions	$68.6

Note 4 – DIVESTITURES
In December 2005, we sold certain assets, liabilities and stock of our Engine Control Systems (ECS) business and in September 2005, we sold certain assets and liabilities of our U.S. and U.K. Lubrizol Performance Systems (LPS) operations, which were both included in the Lubricant Additives segment. The company retained the tax-related assets and liabilities of its ECS and LPS operations. The company received net cash proceeds of $23.2 million for the net assets and stock. The ECS and LPS operations meet the definition of a “component of an entity” and have been accounted for as discontinued operations under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The results of the ECS and LPS operations have been classified as discontinued operations in all periods presented.
In addition, a definitive sale agreement was signed on November 4, 2005 for the Specialty Chemicals segment’s Telene® resins business. At December 31, 2005, the Telene business was classified as held for sale pursuant to the provisions of SFAS No. 144 and included in discontinued operations. The net assets held for sale of $3.8 million and net liabilities held for sale of $1.2 million have not been separately disclosed on the balance sheet due to their immateriality to the consolidated financial position. The sale of this business closed on February 3, 2006.
Total revenues from discontinued operations were $56.2 million in 2005 compared to $46.7 million and $31.9 million in 2004 and 2003, respectively. Income from discontinued operations, net of tax, was $5.0 million for the year ended December 31, 2005 compared to $2.9 million and $0.2 million for 2004 and 2003, respectively. Income from discontinued operations is net of income tax expenses of $3.8 million in 2005, $1.1 million in 2004 and $0.4 million in 2003. The company realized a $4.5 million pre-tax gain ($3.0 million net of tax) for the year ended December 31, 2005 relating to the ECS and LPS dispositions.

The company’s consolidated balance sheet at December 31, 2004 included $24.2 million in current assets, $5.7 million in property and equipment, $0.3 million in other assets, $7.0 million in liabilities and a $0.5 million credit in other comprehensive income – currency translation adjustment pertaining to businesses reflected as discontinued operations.
Note 5 – INVENTORIES

	2005	2004
Finished products	$319.6	$311.2
Products in process	86.9	75.9
Raw materials	151.2	153.1
Supplies and engine test parts	28.3	28.5

Total inventory	$586.0	$568.7

Inventories on the LIFO method were 42% and 37% of consolidated inventories at December 31, 2005 and 2004, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2005 and 2004 by $121.5 million and $80.5 million, respectively.
During 2003, some inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory quantities carried at lower costs in prior years as compared with costs at December 31, 2003. The effect of this liquidation increased income before taxes by $0.6 million.
Note 6 – GOODWILL AND INTANGIBLE ASSETS
Goodwill
Pursuant to SFAS No. 142, goodwill is no longer amortized but rather is reviewed for impairment annually or more frequently if impairment indicators arise. No impairment of goodwill was identified in connection with the 2005, 2004 and 2003 tests performed annually as of October 1st. The carrying amount of goodwill by reporting segment is as follows:

	Lubricant	Specialty
	Additives	Chemicals	Total

Balance, January 1, 2004	$99.3	$109.4	$208.7
Goodwill acquired	–	906.5	906.5
Translation and other adjustments	1.6	37.0	38.6

Balance, December 31, 2004	100.9	1,052.9	1,153.8
Goodwill acquired	–	32.9	32.9
Translation and other adjustments	(5.1)	(42.8)	(47.9)

Balance, December 31, 2005	$95.8	$1,043.0	$1,138.8

Intangible Assets
Pursuant to SFAS No. 142, indefinite-lived intangible assets are no longer amortized but rather are reviewed annually or more frequently if impairment indicators arise. The company’s indefinite-lived assets consist primarily of trademarks. The company assesses the indefinite-lived trademarks for impairment separately from goodwill. After considering the expected use of the trademarks and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trademarks, in accordance with SFAS No. 142, the company determined that the trademarks had indefinite lives. No impairment of the non-amortized trademarks was identified in connection with the 2005, 2004 and 2003 tests performed annually as of October 1st.
The following table shows the components of identifiable intangible assets as of December 31, 2005 and 2004:

	2005		2004
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists	$151.5	$15.8	$151.9	$6.4
Technology	144.4	35.6	144.4	25.4
Trademarks	24.5	4.2	24.4	2.3
Patents	11.8	2.5	13.2	1.5
Land-use rights	7.3	1.0	7.1	0.8
Non-compete agreements	9.1	5.9	8.9	3.8
Other	5.4	0.7	11.3	0.9

Total amortized intangible assets	354.0	65.7	361.2	41.1

Non-amortized intangible assets:
Non-amortized trademarks	116.3	–	117.0	–

Total	$470.3	$65.7	$478.2	$41.1

Excluding the impact of further acquisitions, estimated annual intangible amortization expense for the next five years will approximate $25.4 million in 2006, $23.9 million in 2007, $22.3 million in 2008, $20.6 million in 2009 and $20.5 million in 2010.
The Noveon International purchase price included the estimated fair value of research and development projects totaling $34.0 million that, as of the acquisition date, had not reached technological feasibility and had no future alternative use. As a result, the full amount was expensed in 2004.

Note 7 – SHORT-TERM AND LONG-TERM DEBT
The company’s debt is comprised of the following at December 31, 2005 and 2004:

	2005	2004

Short-term debt consists of:
Yen denominated, at weighted-average rates of 0.5% and 0.6%	$2.5	$7.8
Other	0.8	–
Current portion of long-term debt	4.6	0.4

Total	$7.9	$8.2

Long-term debt consists of:
5.875% notes, due 2008, including fair value adjustments of $(0.6) million and $4.8 million in 2005 and 2004, respectively for unrealized (loss) gain on derivative hedge instruments and remaining unamortized gain on termination of swaps of $8.0 million and $10.7 million in 2005 and 2004, respectively	$207.4	$215.5
4.625% notes, due 2009, net of original issue discount of $0.3 million in 2005 and 2004 and fair value adjustments of $(4.3) million and $(0.1) million for realized losses on derivative hedge instruments in 2005 and 2004, respectively	395.4	399.6
5.5% notes, due 2014, net of original issue discount of $2.7 million and $2.9 million in 2005 and 2004, respectively	447.3	447.1
7.25% debentures, due 2025	100.0	100.0
6.5% debentures, due 2034, net of original issue discount of $4.9 million and $5.0 million in 2005 and 2004, respectively	295.1	295.0

	2005	2004
Debt supported by long-term banking arrangements:
Term loans, at LIBOR plus 1.25% (3.7% at December 31, 2004)	–	500.0
Euro revolving credit borrowing, at EURIBOR plus 0.4% (2.9% at December 31, 2005)	215.6	–
Other	6.7	7.3

	1,667.5	1,964.5
Less current portion	4.6	0.4

Total	$1,662.9	$1,964.1

The scheduled principal payments for all outstanding debt are $7.9 million in 2006, $0.2 million in 2007, $200.3 million in 2008, $400.1 million in 2009, $215.7 million in 2010 and $851.2 million thereafter.
In September 2005, certain wholly owned international subsidiaries of the company entered into a new five-year unsecured committed €250.0 million revolving credit agreement. This credit agreement permits these designated international subsidiaries to borrow at variable rates based on EURIBOR plus a specified credit spread. The company has guaranteed all obligations of the borrowers under the credit agreement. As of December 31, 2005, borrowings of €182.0 million ($215.6 million) were outstanding under this agreement.
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
In August 2004, the company entered into a new five-year $1,075.0 million unsecured bank credit agreement consisting of: $575.0 million in term loans and a $500.0 million committed revolving credit facility. This credit agreement permits the company to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified spread. The spread is dependent on the company’s long-term unsecured senior debt rating from Standard and Poor’s and Moody’s Investor Services. Each of the company’s wholly owned direct and indirect domestic subsidiaries has unconditionally guaranteed all of the obligations under the credit agreement. In September 2004, the company borrowed $575.0 million in term loans, the proceeds of which were used to repay a portion of the 364-day credit facility used to bridge finance the Noveon International acquisition. Principal on the term loans was due quarterly in equal installments of $14.4 million beginning March 31, 2005, with any remaining unpaid balance due in September 2009. In the fourth quarter of 2004, the company prepaid $75.0 million and, in 2005, the company prepaid the remaining $500.0 million to pay off the bank term loan. The loans were prepayable at any time without penalty. There were no outstanding revolving credit facility borrowings as of December 31, 2005 and 2004.
In May 2004, the company obtained a 364-day credit facility of $2,450.0 million for the purpose of bridge financing the Noveon International acquisition. This credit facility enabled the company to borrow at or below the U.S. prime rate. In June 2004, the company borrowed $1,797.0 million to finance the Noveon International acquisition and repay a portion of the assumed Noveon International debt. In addition, in July 2004, the company borrowed $175.0 million to repay the outstanding seller notes also assumed as part of the Noveon International acquisition. The company repaid the bridge credit facility in September 2004 with proceeds from the equity issuance, $1,150.0 million in notes and debentures and $575.0 million in bank term loans. The company cancelled the bridge credit facility effective September 28, 2004.
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
The company also had interest rate swap agreements, with an original expiration date of March 2005, that exchanged variable-rate interest obligations on a notional principal amount of $50.0 million for a fixed rate of 7.6%. In April 2004, the company terminated these interest rate swap agreements (see Note 8).
In July 2002, the company terminated its interest rate swap agreements expiring December 2008, which converted fixed-rate interest on $100.0 million of its 5.875% debentures to a variable rate. In terminating the swaps, the company received cash of $18.1 million, which is being amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. Gains and losses on terminations of interest rate swap agreements designated as fair value hedges are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the outstanding obligation, any unamortized gain or loss from the swaps would be recognized in the consolidated statement of income at the time of such extinguishment. In 2002, the company recorded a $17.3 million unrealized gain, net of accrued interest, on the termination of the interest rate swaps as an increase in the underlying long-term debt. The remaining unrealized gain was $8.0 million and $10.7 million at December 31, 2005 and 2004, respectively.
Interest paid, net of amounts capitalized, amounted to $104.3 million, $80.0 million and $26.1 million during 2005, 2004 and 2003, respectively. The company capitalizes interest on qualifying capital projects. The amount of interest capitalized during 2005, 2004 and 2003 amounted to $0.7 million, $0.6 million and $0.2 million, respectively.
Note 8 – FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, commodity forward contracts, interest rate swaps and short-term and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company’s debt instruments at December 31, 2005 and 2004 approximated $1,687.0 million and $1,966.0 million, compared with the carrying value of $1,670.8 million and $1,972.3 million, respectively.
The company is exposed to market risk from changes in interest rates. The company’s policy is to manage interest expense using a mix of fixed and variable-rate debt. To manage this mix in a cost-efficient manner, the company may enter into interest rate swaps in which the company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Interest payments receivable and payable under the terms of the interest rate swap agreements are accrued over the period to which the payment relates and the net difference is treated as an adjustment of interest expense related to the underlying liability.
In November 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 4.625% notes due 2009 to a variable rate of six-month LIBOR plus 40 basis points. The fair value of the interest rate swaps included in long-term debt was $(4.3) million and $(0.1) million at December 31, 2005 and 2004, respectively. In June 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 5.875% notes due 2008 to a variable rate of six-month LIBOR plus 111 basis points. The fair value of the interest rate swaps included in long-term debt was $(0.6) million and $4.8 million at December 31, 2005 and 2004, respectively. These swaps are designated as fair-value hedges of underlying fixed-rate debt obligations and are recorded as an adjustment to long-term debt and noncurrent assets or liabilities. These interest rate swaps qualify for the short-cut method for assessing hedge effectiveness per SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value of the swaps are offset by the change in fair value of the underlying debt. As a result, there was no impact to earnings in 2005 or 2004 due to hedge ineffectiveness.
The company also has an interest rate swap agreement that exchanges variable-rate interest obligations for a fixed rate on a notional principal amount of Japanese yen 500.0 million. This interest rate swap is designated as a cash-flow hedge.

At December 31, 2003, the company had interest rate swap agreements, with an original expiration date of March 2005, that exchanged variable-rate interest obligations on a notional principal amount of $50.0 million for a fixed rate of 7.6%. After the announcement of the Noveon International acquisition, the company’s long-term debt and commercial paper credit ratings were downgraded. The credit rating change eliminated the company’s access to the commercial paper market. As a result, in April 2004, the company terminated these interest rate swap agreements, which resulted in a $2.9 million pre-tax charge recognized in 2004.
In June 2004, the company entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing September 30, 2004, whereby the company had locked in Treasury rates relating to a portion of the then anticipated public debt securities issuance. These rate locks were designated as cash-flow hedges of the forecasted semi-annual interest payments associated with the expected debt issuance. In September 2004, the company incurred a pre-tax loss on the termination of these agreements in an aggregate amount of $73.9 million. Gains and losses on terminations of Treasury rate lock agreements designated as cash-flow hedges are deferred and amortized as an adjustment to interest expense over the life of the corresponding debt issuance using the effective interest method. The unamortized balance of the Treasury rate lock recorded in accumulated other comprehensive income, net of tax, was $44.5 million and $47.4 million at December 31, 2005 and 2004, respectively.
The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. The maximum amount of foreign currency forward contracts outstanding at any one time was $34.4 million in 2005, $140.8 million in 2004 and $130.9 million in 2003. At December 31, 2005, the company had short-term forward contracts to buy or sell currencies at various dates during 2006 for $27.3 million. At December 31, 2004, the company had short-term forward contracts to buy or sell currencies at various dates during 2005 for $27.6 million. Changes in the fair value of these contracts are recorded in other income. The fair value of these instruments at December 31, 2005 and 2004, and the related adjustments recorded in other income, were an unrealized loss of $0.2 million in 2005, and an unrealized gain of $0.7 million in 2004.
The company is exposed to market risk from changes in commodity prices. The company uses financial instruments to manage the cost of natural gas and electricity purchases. These contracts have been designated as cash-flow hedges and, accordingly, any effective unrealized gains or losses on open contracts are recorded in other comprehensive income, net of related tax effects. At December 31, 2005 and 2004, the notional amounts of open contracts totaled $10.0 million and $3.3 million, respectively. A hedge liability of $0.9 million ($0.6 million net of tax) and $0.1 million ($0.1 million net of tax) was recorded at December 31, 2005 and 2004, respectively, which represents the net unrealized losses or gains based upon current futures prices at that date. Ineffectiveness was determined to be immaterial in 2005 and 2004. Contract maturities are less than 12 months. As such, the company expects that all of these losses will be reclassified into earnings within the next 12 months.
Note 9 – OTHER BALANCE SHEET INFORMATION

Receivables:	2005	2004
Customers	$533.9	$519.8
Affiliates	8.1	9.1
Other	43.6	53.9

Total	$585.6	$582.8

Receivables are net of allowance for doubtful accounts of $10.1 million and $11.0 million at December 31, 2005 and 2004, respectively.

Property and equipment – at cost:	2005	2004
Land and improvements	$178.0	$171.3
Buildings and improvements	456.2	494.1
Machinery and equipment	1,912.2	1,960.6
Construction in progress	75.1	105.3

Total	$2,621.5	$2,731.3

Depreciation and amortization expense of property and equipment from continuing operations was $154.0 million, $136.0 million and $94.7 million in 2005, 2004 and 2003, respectively. Depreciation and amortization expense of property and equipment from discontinued operations was $0.6 million, $0.7 million and $0.8 million in 2005, 2004 and 2003, respectively.

Accrued expenses and other current liabilities:	2005	2004
Employee compensation	$99.4	$109.7
Income taxes	56.3	55.9
Taxes other than income	31.2	35.2
Sales allowances and rebates	30.3	32.2
Restructuring liabilities	6.4	8.8
Other	61.2	65.0

Total	$284.8	$306.8

Dividends payable at December 31, 2005 and 2004 were $17.7 million and $17.4 million, respectively, and are included in accounts payable in the consolidated balance sheet.

Noncurrent Liabilities:	2005	2004
Pensions	$121.3	$96.9
Employee benefits	51.2	45.8
Other	31.5	28.0

Total	$204.0	$170.7

Note 10 – SHAREHOLDERS’ EQUITY
The company has 147.0 million authorized shares consisting of 2.0 million shares of serial preferred stock, 25.0 million shares of serial preference shares and 120.0 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 18.2 million and 19.4 million at December 31, 2005 and 2004, respectively.
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
Accumulated other comprehensive (loss) income shown in the consolidated statements of shareholders’ equity at December 31, 2005, 2004 and 2003 is comprised of the following:

			Unrealized
			Gains
	Foreign		(Losses)	Pension	Accumulated
	Currency	Treasury	on	Plan	Other
	Translation	Rate	Interest	Minimum	Comprehensive
	Adjustment	Locks	Rate Swaps	Liability	(Loss) Income

Balance, January 1, 2003	$(53.2)	$–	$(3.2)	$(21.7)	$(78.1)
Other comprehensive income (loss):
Pre-tax	51.5	–	2.2	(12.0)	41.7
Tax benefit (provision)	(2.4)	–	(0.8)	3.6	0.4

Total	49.1	–	1.4	(8.4)	42.1

Balance, December 31, 2003	(4.1)	–	(1.8)	(30.1)	(36.0)
Other comprehensive (loss) income:
Pre-tax	97.5	(72.9)	3.2	1.9	29.7
Tax benefit (provision)	(1.9)	25.5	(1.1)	(0.7)	21.8

Total	95.6	(47.4)	2.1	1.2	51.5

Balance, December 31, 2004	91.5	(47.4)	0.3	(28.9)	15.5
Other comprehensive (loss) income:
Pre-tax	(119.1)	4.4	–	(19.1)	(133.8)
Tax benefit (provision)	1.9	(1.5)	–	5.4	5.8

Total	(117.2)	2.9	–	(13.7)	(128.0)

Balance, December 31, 2005	$(25.7)	$(44.5)	$0.3	$(42.6)	$(112.5)

Note 11 – OTHER (EXPENSE) INCOME – NET

	2005	2004	2003
Currency exchange / transaction (loss) gain	$(0.6)	$6.6	$3.5
Equity earnings of nonconsolidated companies	0.8	0.8	0.1
Other – net	(2.2)	(2.1)	(0.3)

Total	$(2.0)	$5.3	$3.3

Dividends received from the nonconsolidated companies were $0.9 million in 2005, $0.4 million in 2004 and $1.0 million in 2003.
Note 12 – INCOME TAXES
Income from continuing operations before income taxes consists of the following:

	2005	2004	2003
United States	$76.9	$37.4	$39.4
Foreign	198.0	105.3	89.1

Total	$274.9	$142.7	$128.5

The provision for income taxes from continuing operations consists of the following:

	2005	2004	2003
Current:
United States	$16.5	$4.6	$6.1
Foreign	66.5	41.1	30.6

	83.0	45.7	36.7

Deferred:
United States	15.6	16.5	3.0
Foreign	(5.0)	(10.1)	(1.8)

	10.6	6.4	1.2

Total	$93.6	$52.1	$37.9

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

	2005	2004	2003
Tax at statutory rate of 35%	$96.2	$49.9	$45.0
U.S. and foreign tax on foreign dividends	8.1	13.8	3.5
U.S. tax benefit on exports	(5.1)	(1.8)	(3.7)
State and local income taxes	4.6	0.3	0.3
Untaxed translation gains	(0.8)	(2.5)	(5.4)
Foreign rate differences	(10.5)	(7.5)	(0.5)
Other – net	1.1	(0.1)	(1.3)

Provision for income taxes	$93.6	$52.1	$37.9

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

	2005	2004
Deferred tax assets:
Accrued compensation and benefits	$131.5	$120.7
Intercompany profit in inventory	10.6	11.5
Net operating losses and tax credits carried forward	92.1	146.0
Other	29.3	22.2

Total gross deferred tax assets	263.5	300.4
Less valuation allowance	(18.1)	(18.8)

Net deferred tax assets	245.4	281.6

Deferred tax liabilities:
Depreciation and other basis differences	229.3	255.7
Foreign subsidiary and affiliate undistributed earnings	6.9	30.0
Other	9.6	10.3

Total gross deferred tax liabilities	245.8	296.0

Net deferred tax liabilities	$(0.4)	$(14.4)

At December 31, 2005, the company had federal, state and foreign net operating loss carryforwards (NOLs) and federal tax credit carryforwards. The company’s U.S. federal NOLs and credits totaled $178.4 million and $7.6 million, respectively. The federal benefit of these NOLs and tax credits expire in 2021 through 2024. The company had $15.3 million of state tax benefit from NOLs, of which $6.3 million expires in 2006 through 2021 and $9.0 million expire in 2022 through 2025. The company had foreign NOLs of $22.8 million, of which $12.9 million expire in 2006-2020 and $9.9 million have no expiration.
Gross deferred tax assets as of December 31, 2005 and 2004 were reduced by valuation allowances of $18.1 million and $18.8 million, respectively, to reflect the amounts expected to be realized. Of the $18.1 million in valuation allowances at December 31, 2005, $10.4 million relates to certain Noveon International deferred tax assets existing at the time of the acquisition. In the future, any reversal of the related valuation allowance will reduce goodwill. The $0.7 million decrease in the valuation allowance from December 31, 2004 to December 31,

2005 is comprised of a $4.1 million reduction related to pre-acquisition Noveon International deferred tax assets, which was recorded as a reduction to goodwill; a $0.6 million decrease related to discontinued operations; a $0.2 million release for foreign losses; and an increase of $4.2 million related to state losses.
No valuation allowance has been recognized against the U.S. federal NOLs or tax credits because management believes that the company will generate sufficient future taxable income during the carryforward period to utilize them.
The American Jobs Creation Act of 2004 (AJCA) provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during 2005 that are reinvested in the United States pursuant to a qualified domestic reinvestment plan. The deduction results in an approximate 5.25% federal tax on the repatriated earnings. During 2005, the company’s chief executive officer and board of directors approved plans for domestic reinvestment and these plans were executed.
As of December 31, 2004, the company had established a deferred tax liability of $21.2 million for the planned 2005 repatriation of certain accumulated foreign earnings. During 2005, these planned dividends, plus certain additional dividends from 2005 foreign subsidiary earnings, were repatriated.
U.S. income taxes and foreign withholding taxes are not provided on the remaining undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $531.7 million at December 31, 2005. Determination of the net amount of unrecognized U.S. income tax with respect to these earnings is not practicable.
The company realized reductions in its income tax payable in the amounts of $4.6 million, $1.3 million and $0.2 million during 2005, 2004 and 2003, respectively, relating to exercise of nonqualified stock options. For accounting purposes these tax benefits were realized as increases in paid-in capital included in the common shares caption of the consolidated statement of shareholders’ equity.
Income taxes paid during 2005, 2004 and 2003 were $75.7 million, $34.6 million and $50.8 million, respectively.
Note 13 – PENSION, PROFIT SHARING AND OTHER POSTRETIREMENT BENEFIT PLANS
The company has noncontributory defined benefit pension plans covering most employees. Pension benefits under these plans are based on years of service and the employee’s compensation. The company’s funding policy in the United States is to contribute amounts to satisfy the funding standards of the Internal Revenue Code (IRC) of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and elsewhere to fund amounts in accordance with local regulations. Several of the company’s smaller defined benefit plans are not funded.
The investment objective of the funded pension plans sponsored by the company and certain subsidiaries is to assure the timely payment of promised benefits at a minimum cost consistent with prudent standards of investment, given the strength of the company and the subsidiaries, their earnings record, the adequacy of each plan’s funding and the age of each entity’s work force. The plans utilize diversified investment portfolios and seek to earn returns consistent with a reasonable level of risk. The long-term expected return on plan assets used to determine the net periodic pension cost is based upon each entity’s investment allocation and anticipated returns for specific investment classes. In 2005, the company lowered the expected long-term rate of return assumption for the U.S. pension plans 50 basis points to 8.50% (7.72% on a weighted average basis for all plans) due to overall declining asset return trends in recent years and projected market conditions.

As long-term asset allocation is recognized as the primary determinant of performance, the sponsoring entities generally utilize the following asset allocation targets to achieve their plan investment objectives: 70% equity securities and 30% debt securities. The non-U.S. plans have a slightly higher allocation to debt securities than the U.S. plans. As appropriate, allocation targets and ranges may be established for various subcategories. Allocations are reviewed periodically and adjusted as necessary. In January 2005, the company transferred the Noveon International U.S. pension assets into one master trust arrangement with the company’s existing U.S. pension plans. As a result, the combined assets are subject to the same overall investment strategy and management.
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

	Percentage of Plan
	Assets
	at December 31
	2005	2004
Asset category:
Equity securities	72%	70%
Debt securities	28%	27%
Real estate	–	3%

Total	100%	100%

No equity or debt securities of the company or any of its subsidiaries were included in the pension plans’ assets in 2005 and 2004, respectively.
The company also provides certain non-pension postretirement benefits, primarily health care and life insurance benefits, for retired employees. Most of the legacy Lubrizol full-time employees in the United States may become eligible for health care benefits upon retirement. Full-time employees who retired between January 1, 1992 and December 31, 2002 are also eligible for life insurance benefits. Participants contribute a portion of the cost of these benefits. The company’s non-pension postretirement benefit plans are not funded.
As part of the Noveon International integration efforts to provide consistent benefits, the company communicated to employees in May 2005 changes to the benefits structure of certain of its U.S. pension and postretirement benefit plans. This communication triggered a remeasurement of the related benefit obligations and net periodic benefit cost in 2005 for both the legacy Noveon International U.S. pension plans as well as for the U.S. postretirement benefit plan. As a result of the second quarter remeasurement, the discount rate for the legacy Noveon International U.S. pension plans was reduced by 25 basis points to 5.75%. In addition, the discount rate for the U.S. postretirement benefit plan was reduced by 50 basis points to 5.75%. The net impact of the benefit and actuarial assumption changes reduced the company’s aggregate net periodic pension and postretirement benefit cost by $3.5 million. The annualized savings resulting from this benefits change is estimated to be approximately $5.3 million.
The change in the projected benefit obligation and plan assets for 2005 and 2004 and the amounts recognized in the consolidated balance sheets at December 31 of the company’s defined benefit pension and non-pension postretirement plans are as follows:

	Pension Plans		Other Benefits
	2005	2004	2005	2004
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$558.5	$419.3	$122.5	$113.2
Service cost	28.1	22.0	1.8	2.5
Interest cost	31.5	27.9	6.0	6.9
Plan participants’ contributions	0.6	0.4	3.3	2.9
Actuarial loss (gain)	74.2	37.0	(9.0)	(0.5)
Currency exchange rate change	(27.0)	17.0	(0.2)	0.4
Plan amendments	2.3	0.9	(22.1)	–
Settlements / curtailments	(1.0)	(39.4)	–	–
Acquisitions	–	84.9	–	3.9
Benefits paid	(25.4)	(11.5)	(8.5)	(6.8)

Benefit obligation at end of year	641.8	558.5	93.8	122.5

Change in Plan Assets:
Fair value of plan assets at beginning of year	357.2	306.5	–	–
Actual return on plan assets	46.1	39.5	–	–
Acquisitions / divestitures	–	32.8	–	–
Employer contributions	38.2	19.9	5.2	3.9
Settlements	(0.9)	(37.0)	–	–
Plan participants’contributions	0.6	0.4	3.3	2.9
Currency exchange rate change	(15.3)	10.5	–	–
Adjustments	–	(3.9)	–	–
Benefits paid	(25.4)	(11.5)	(8.5)	(6.8)

Fair value of plan assets at end of year	400.5	357.2	–	–

Reconciliation of Funded Status:
Plan assets less than projected benefit obligation	(241.3)	(201.3)	(93.8)	(122.5)
Unrecognized net loss	147.5	104.4	34.9	46.1
Unrecognized net transition obligation	0.5	0.7	–	–
Unrecognized prior service cost (credit)	22.7	23.3	(48.3)	(33.7)

Net amounts recognized	$(70.6)	$(72.9)	$(107.2)	$(110.1)

	Pension Plans		Other Benefits
	2005	2004	2005	2004
Net amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$0.3	$0.6	$–	$–
Accrued benefit liability	(136.5)	(120.6)	(107.2)	(110.1)
Accumulated other comprehensive loss	60.7	41.6	–	–
Intangible asset	4.9	5.5	–	–

Net amounts recognized	$(70.6)	$(72.9)	$(107.2)	$(110.1)

The accumulated benefit obligation for all defined benefit pension plans was $513.1 million and $425.3 million at December 31, 2005 and 2004, respectively. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $637.8 million and $395.9 million, respectively, at December 31, 2005, and $548.9 million and $347.0 million, respectively, at December 31, 2004. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $306.0 million and $189.4 million, respectively, at December 31, 2005 and $234.7 million and $155.8 million, respectively, at December 31, 2004.
The company amortizes gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over the average remaining service period of participating employees expected to receive benefits under the plans.
Net periodic pension cost of the company’s defined benefit pension plans consists of:

	2005	2004	2003
Service cost – benefits earned during period	$28.1	$22.0	$14.5
Interest cost on projected benefit obligation	31.5	27.9	22.3
Expected return on plan assets	(26.9)	(27.4)	(26.4)
Amortization of prior service costs	2.2	1.6	3.3
Amortization of initial net obligation (asset)	0.2	(0.7)	(0.7)
Recognized net actuarial loss	5.5	3.8	0.8
Settlement / curtailment loss	0.3	7.7	0.3

Net periodic pension cost	$40.9	$34.9	$14.1

The company recorded a $7.7 million settlement charge in 2004 primarily associated with workforce reductions announced in June 2004 in the United States.
Net non-pension postretirement benefit cost consists of:

	2005	2004	2003
Service cost – benefits earned during period	$1.8	$2.5	$2.0
Interest cost on projected benefit obligation	6.0	6.9	7.0
Amortization of prior service credits	(7.5)	(6.1)	(5.6)
Recognized net actuarial loss	2.1	2.5	2.2

Net non-pension postretirement benefit cost	$2.4	$5.8	$5.6

The company’s actuarial assumptions used to determine benefit obligations and earnings effects for its defined benefit pension and non-pension postretirement plans are as follows:

	Pension Plans		Other Benefits
	2005	2004	2005	2004
The weighted-average assumptions used to determine benefit obligations at December 31:
Measurement date	12/31/05	12/31/04	12/31/05	12/31/04
Discount rate	5.28%	5.74%	5.50%	6.20%
Rate of compensation increase	3.94%	4.08%	*	*

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.74%	5.94%	6.20%	6.24%
Expected long-term return on plan assets	7.72%	7.82%	*	*
Rate of compensation increase	4.08%	3.86%	*	*
*  Disclosure not applicable
The following table shows the amounts the company contributed to its postretirement plans in 2005 and 2004 and the expected contributions for 2006:

	Pension	Other
Employer contributions:	Plans	Plans	Total
2004	$19.9	$3.9	$23.8
2005	$38.2	$5.2	$43.4
2006 (expected)	$22.2	$4.9	$27.1
Expected employer contributions for pension benefits in 2006 include $6.9 million for unfunded plans. The expected contributions to these plans represent an actuarial estimate of future assumed payments based on historic retirement and payment patterns. Actual amounts paid could differ from this estimate.
Contributions by participants to the other benefit plans were $3.3 million and $2.9 million for the years ending December 31, 2005 and 2004, respectively.
The following table shows the benefits expected to be paid in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years:

	Pension	Other	Total
Estimated future benefit payments:	Benefits	Benefits	Benefits
2006	$23.6	$4.9	$28.5
2007	22.1	5.1	27.2
2008	23.2	5.3	28.5
2009	26.7	5.6	32.3
2010	30.1	6.0	36.1
2011-2015	183.5	34.5	218.0
The other benefits in the above table are presented net of expected Medicare Part D subsidy payments of $0.8 million in 2006, $0.9 million in 2007, $1.0 million in 2008, $1.1 million in 2009, $1.2 million in 2010 and $6.6 million in 2011-2015. The weighted average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company’s postretirement benefit plans at December 31, 2005 was 8.27% (9.37% at December 31, 2004), with subsequent annual decrements to an ultimate trend rate of 4.74% by 2014. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2005:

	One-Percentage-Point
	Increase	Decrease
Effect on postretirement benefit obligation	$9.7	$(8.4)
Effect on total service and interest cost components	$1.2	$(1.0)
The company also has defined contribution plans, principally involving profit sharing plans and/or 401(k) savings plans, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $15.3 million in 2005, $12.8 million in 2004 and $9.5 million in 2003.
Note 14 – LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railcars and various computer and office equipment. Rental expense was $29.4 million in 2005, $26.4 million in 2004 and $15.8 million in 2003. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $22.7 million in 2006, $17.8 million in 2007, $13.1 million in 2008, $8.5 million in 2009, $6.9 million in 2010 and $13.5 million thereafter. Minimum rental commitments are net of estimated credits for railcar mileage of $0.6 million in 2006. The company will not be receiving railcar credits after 2006.
Note 15 – SEGMENT AND GEOGRAPHIC INFORMATION
The company is organized into two operating and reporting segments: Lubricant Additives and Specialty Chemicals. The Lubricant Additives segment, also referred to as Lubrizol Additives, represents 56% of the company’s 2005 consolidated revenues and is comprised of the company’s businesses in engine additives, specialty driveline and industrial oil additives and services. The Specialty Chemicals segment, also referred to as the Noveon segment, represents 44% of the company’s 2005 consolidated revenues and is comprised of the businesses of the acquired Noveon International and the former performance chemicals group of the company.
Lubricant Additives consists of three product lines: engine additives; specialty driveline and industrial oil additives; and services. Engine additives is comprised of additives for lubricating engine oils, such as for gasoline, diesel, marine and stationary gas engines and additive components, additives for fuel products and refinery and oil field chemicals. In addition, this product line sells additive components and viscosity improvers within its lubricant and fuel additives product areas. Specialty driveline and industrial oil additives is comprised of additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants and industrial oil additives, such as additives for hydraulic, grease and metalworking fluids, as well as compressor lubricants. Services are comprised of outsourcing strategies for supply chain and knowledge center management. Lubricant Additives product lines are produced generally in company-owned shared manufacturing facilities and sold largely to a common customer base. During 2005, the company sold the equipment companies, ECS and LPS, and recorded the results of operations of these businesses in discontinued operations for all periods presented (See Note 4).
The Specialty Chemicals segment consists of consumer specialties, specialty materials and performance coatings product lines. The consumer specialties product line is characterized by global production of acrylic thickeners, specialty monomers, film formers, fixatives, emollients, silicones, surfactants, botanicals, over-the-counter pharmaceutical ingredients and intermediates, process chemicals, benzoate preservatives, fragrances, defoamers, synthetic food and technical dyes, rubber and lubricant antioxidants and rubber accelerators. The company markets products in the consumer specialties product line to the following primary end-use industries: personal care, food and beverage, automotive, aerospace and pharmaceuticals. The consumer specialties products are sold to customers worldwide and these customers include major manufacturers of cosmetics, personal care products, water soluble polymers, household products, soft drinks and food products and major manufacturers in the automotive and aerospace industries. The specialty materials product line is characterized by products such as TempRite and Estane engineered polymers. The company markets products of specialty materials through the primary product category of specialty plastics. Specialty materials products are sold to a diverse customer base comprised of major manufacturers in the construction, automotive, telecommunications, electronics and recreation industries. The performance coatings product line includes high-performance polymers for specialty paper, printing and packaging, industrial and architectural specialty coatings and textile applications. The company markets the performance coatings products through the primary product categories of performance polymers and coatings and textile performance chemicals. Performance coatings products serve major companies in the specialty paper, printing and packaging, paint and coatings, and textile industries.
The company primarily evaluates performance and allocates resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. The company’s accounting policies for its operating segments are the same as those described in Note 2. Segment operating income will reconcile to consolidated income from continuing operations before income taxes by deducting corporate expenses and corporate other (expense) income that are not attributed to the operating segments, the write-off of acquired IPR&D, restructuring and impairment charges and net interest expense.
The following table presents a summary of the results of the company’s reportable segments for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Lubricant Additives:
Revenues from external customers	$2,280.1	$1,998.6	$1,767.0
Equity earnings	0.8	0.8	0.1
Amortization of intangibles	3.0	3.0	3.0
Segment operating income	266.6	240.9	200.9
Segment total assets	1,319.1	1,337.1	1,168.1
Capital expenditures	70.1	82.4	74.3
Depreciation	79.7	86.1	84.2

Specialty Chemicals:
Revenues from external customers	$1,762.6	$1,114.2	$253.3
Amortization of intangibles	22.2	15.0	1.9
Segment operating income	193.6	83.9	0.9
Segment total assets	2,536.8	2,733.3	403.6
Capital expenditures	65.6	50.2	13.9
Depreciation	73.6	48.9	9.4

	2005	2004	2003
Corporate:
Total assets	$510.4	$495.9	$370.6
Capital expenditures	0.6	0.1	–
Depreciation	0.7	1.0	1.1

Discontinued Operations:
Capital expenditures	$0.4	$0.5	$0.3
Depreciation	0.6	0.7	0.8

Reconciliation to income from continuing operations before income taxes:
Segment operating income	$460.2	$324.8	$201.8
Corporate expenses	(62.3)	(44.1)	(33.6)
Corporate other (expense) income – net	(3.8)	6.2	4.1
Write-off of acquired IPR&D	–	(34.0)	–
Restructuring and impairment charges	(22.2)	(37.9)	(22.5)
Interest expense – net	(97.0)	(72.3)	(21.3)

Income from continuing operations before income taxes	$274.9	$142.7	$128.5

Revenues from external customers by product line are as follows:

	2005	2004	2003
Engine additives	$1,404.4	$1,222.4	$1,126.9
Specialty driveline / industrial oil additives	835.2	743.7	623.0
Services	40.5	32.5	17.1

Total Lubricant Additives	2,280.1	1,998.6	1,767.0

Consumer specialties	738.2	482.1	145.8
Performance coatings	583.9	391.5	107.5
Specialty materials	440.5	240.6	–

Total Specialty Chemicals	1,762.6	1,114.2	253.3

Total revenues from external customers	$4,042.7	$3,112.8	$2,020.3

Revenues are attributable to countries based on the location of the customer. The United States is the only country where sales to external customers comprise in excess of 10% of the company’s consolidated revenues. Revenues from external customers by geographic zone are as follows:

	2005	2004	2003
United States	$1,789.7	$1,333.3	$809.9
Other North America	198.9	162.6	86.7
Europe	1,090.9	866.5	591.0
Asia-Pacific / Middle East	741.6	578.7	402.3
Latin America	221.6	171.7	130.4

Total revenues from external customers	$4,042.7	$3,112.8	$2,020.3

The company’s sales and receivables are concentrated in the oil and chemical industries. Lubricant Additives’ customers consist primarily of oil refiners and independent oil blenders and are located in more than 100 countries. The 10 largest customers, most of which are international oil companies and a number of which are groups of affiliated entities, comprised approximately 35%, 39% and 53% of consolidated net sales in 2005, 2004 and 2003, respectively. In 2005 and 2004, there was no single customer that accounted for more than 10% of consolidated net sales. In 2003, the company had one customer, predominantly within the Lubricant Additives segment, that accounted for revenues of $217.6 million, representing more than 10% of consolidated net sales.
Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments, investments accounted for on the cost basis and other current and noncurrent assets.
The company’s principal long-lived assets are located in the following countries at December 31:

	2005	2004
United States	$1,827.8	$1,860.0
Belgium	346.1	402.0
United Kingdom	152.5	180.2
France	79.3	84.5
Hong Kong	78.7	83.2
Germany	31.6	65.3
Other	211.8	233.6

Total long-lived assets	$2,727.8	$2,908.8

Net income of non-United States subsidiaries was $136.5 million in 2005, $74.3 million in 2004 and $60.3 million in 2003. Dividends received from these subsidiaries were $210.5 million, $1.2 million and $28.0 million, respectively, in 2005, 2004 and 2003.
Note 16 – STOCK COMPENSATION PLANS
All references to share numbers and share units in this note are based on actual share and unit numbers and are not shown in millions.
The 2005 Stock Incentive Plan (2005 Plan) was approved by the company’s shareholders on April 25, 2005. The 2005 Plan provides for the granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 4,000,000 common shares, of which no more than 2,000,000 can be settled as full-value awards. After the 2,000,000 limit has been reached, full-value awards are counted in a 3-to-1 ratio against the 4,000,000 limit. Options are intended either to qualify as “incentive stock options” under the IRC or to be “non-statutory stock options” not intended to so qualify. Under the 2005 Plan, options generally become exercisable 50% one year after grant, 75% after two years, 100% after three years and expire up to 10 years after grant. The 2005 Plan generally supersedes the 1991 Stock Incentive Plan (1991 Plan), although options outstanding under the 1991 Plan remain exercisable until their expiration dates. The option price for stock options under the 2005 Plan is not less than the fair market value of the shares on the date of grant. The 2005 Plan permits the granting of stock appreciation rights in connection with the grant of options. In addition, the 2005 Plan provides to each outside director of the company an automatic annual grant of the number of restricted stock units that are worth $0.1 million, based on the fair market value of the company’s common shares on the date of the Annual Meeting of Shareholders. The restricted stock units generally vest one year after the grant date.

The 1991 Plan provided for the granting of restricted and unrestricted shares and options to buy common shares up to an amount equal to 1% of the outstanding common shares at the beginning of any year, plus any unused amount from prior years. Options were intended either to qualify as “incentive stock options” under the IRC or to be “non-statutory stock options” not intended to so qualify. Under the 1991 Plan, options generally became exercisable 50% one year after grant, 75% after two years, 100% after three years and expire up to 10 years after grant. The option price for stock options under the 1991 Plan was not less than the fair market value of the shares on the date of grant. The 1991 Plan provided to each outside director of the company an automatic annual grant of an option to purchase 2,500 common shares, with terms generally comparable to employee stock options.
The 1991 Plan was terminated by the board of directors with respect to future grants effective November 15, 2004. Outstanding grants under the 1991 Plan remain effective subject to their terms.
Under the 1991 Plan, the company had granted performance share stock awards to certain executive officers. Common shares equal to the number of performance share stock awards granted were to be issued if the market price of the company’s common stock reached $45.00 per common share for 10 consecutive trading days, or on March 24, 2003, whichever occurred first. Under certain conditions such as retirement, a grantee of performance share stock awards could have been issued a pro-rata number of common shares. The company recognized compensation expense related to performance share stock awards ratably over the estimated period of vesting. Compensation costs recognized for performance share stock awards were less than $0.1 million in 2003. On March 24, 2003, 3,500 shares were issued and 57,250 shares were deferred to the deferred compensation plan for officers. The company allocated 1,404 share units under this plan in 2005, which represent quarterly dividends paid on the company’s shares. At December 31, 2005, 55,838 share units were outstanding. Compensation expense recognized for the dividends on the deferred shares was $0.1 million in each of 2005, 2004 and 2003, respectively.
Under a supplemental retirement plan, an account for the participant is credited with 500 share units each year and is credited with additional share units for quarterly dividends paid on the company’s shares. When the participant retires, the company will issue shares equal to the number of share units in the participant’s account or the cash equivalent. The company has allocated 55, 67 and 567 share units under this plan in 2005, 2004 and 2003, respectively. At December 31, 2005, 2,281 share units were outstanding. Compensation costs recognized for this plan were less than $0.1 million in each of 2005, 2004 and 2003. For share units attributable to grants credited after January 1, 2004, the payment will be in cash.
Under the deferred stock compensation plan for outside directors, each nonemployee director received 500 share units on each October 1 and is credited with additional share units for quarterly dividends paid on the company’s shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director’s account. The company has allocated to nonemployee directors 1,022, 1,351 and 6,048 share units under this plan in 2005, 2004 and 2003, respectively. Director fee expense recognized for share units was less than $0.1 million in each of 2005 and 2004 and $0.2 million in 2003. At December 31, 2005, 41,744 share units for nonemployee directors were outstanding. No new grants will be made under this plan after January 1, 2004.
In addition, under a separate deferred compensation plan for outside directors, the company has allocated to nonemployee directors 466, 569 and 620 share units under this plan in 2005, 2004 and 2003, respectively. These share units continue to accrue quarterly dividends paid on the company’s shares. When a participant ceases to be a director, the company issues shares equal to the number of share units in the director’s account. At December 31, 2005, 19,118 share units for nonemployee directors were outstanding. Director fee expense recognized for share units for this plan was less than $0.1 million in each of 2005, 2004 and 2003.
Under the deferred compensation plan for executive officers, participants may elect to defer any amount of their variable pay. Deferred amounts are converted into share units based on the current market price of the company’s shares. There is a 25% company match. Additional share units are credited for quarterly dividends paid on the company’s shares. At the end of the deferral period, which is at least three years, the company issues shares equal to the number of share units in the participant’s account. The company has allocated to executive officers 19,840, 16,743 and 23,060 share units under this plan in 2005, 2004 and 2003, respectively. Compensation costs recognized for share units were approximately $0.8 million in 2005, $0.5 million in 2004 and $0.7 million in 2003. At December 31, 2005, 86,482 share units for executive officers were outstanding. For share units attributable to company match credited after January 1, 2004, distributions will be made in cash.
Under the 1991 Plan, effective January 1, 2003, the company granted 15,000 restricted shares to each of three executive officers. The shares will be issued only if the executive remains an employee until January 1, 2008. Also, effective January 1, 2003, the company granted 5,000 restricted shares to one executive officer, which would be issued only if the executive remained with the company until January 1, 2008. On July 26, 2004, this grant was amended to issue the shares if the executive remained employed until July 29, 2004. The shares were issued on July 29, 2005. There are no voting or dividend rights on the restricted shares described in this paragraph unless and until they are issued. The restricted shares stock awards had a fair value of $25.83 at the date of grant. The company recognizes compensation expense related to restricted shares ratably over the estimated period of vesting. Compensation costs recognized for restricted share stock awards were approximately $0.3 million in each of 2005, 2004 and 2003.
Under the Long-Term Incentive Plan, dollar-based target awards were determined by the organization and compensation committee of the board of directors in December 2002 and 2003 and February 2005 for the three-year performance periods of 2003-2005, 2004-2006 and 2005-2007, respectively. A portion of each of the awards was converted into a number of share units based on the price of the company common stock on the date of the award. There are no voting or dividend rights associated with the share units until the end of the performance period and a distribution of shares, if any, is made. The target awards correspond to a pre-determined three-year earnings per share growth rate target. Based on the awards granted for the 2003-2005, 2004-2006 and 2005-2007 performance periods, the company recognized compensation expense of $7.8 million in 2005. Based on the awards granted for the 2003-2005 and 2004-2006 performance periods, the company recognized compensation expense of $2.6 million in 2004. The other portion of the 2002 and 2003 award grants is a cash award, which is also determined for the same three-year performance periods. Based on awards granted for these performance periods, the company recognized compensation expense for the cash awards of $8.3 million in 2005 and $5.1 million in 2004. No expense was recorded in 2003 as the company did not believe as of December 31, 2003 it was probable that shares would have been issued or cash awards would have been earned under the plan.
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
Disclosures under the fair-value method are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants of stock options in the following years:

	2005	2004	2003
2005 Plan:
Risk-free interest rate	4.3%	n/a	n/a
Dividend yield	2.5%	n/a	n/a
Volatility	21.2%	n/a	n/a
Expected life (years)	8.0	n/a	n/a

	2005	2004	2003
1991 Plan:
Risk-free interest rate	n/a	3.7%	3.9%
Dividend yield	n/a	3.5%	3.4%
Volatility	n/a	24.0%	24.0%
Expected life (years)	n/a	10.0	10.0

Restricted Share Plan:
Risk-free interest rate	n/a	n/a	2.7%
Dividend yield	n/a	n/a	3.3%
Volatility	n/a	n/a	24.0%
Expected life (years)	n/a	n/a	5.0
If the fair-value method to measure compensation cost for all of the above mentioned plans and awards had been used, the compensation cost, which is required to be charged against income, would have been $6.5 million in 2005, $6.0 million in 2004 and $4.4 million in 2003. See Note 2 for the pro forma presentation.
Information regarding these option plans, excluding the performance share stock awards, the restricted share stock awards and the long-term incentive plan stock awards, follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding, January 1, 2005	5,025,148	$31.09
Granted	614,000	41.18
Exercised	(1,331,829)	31.64
Forfeited	(23,402)	33.30

Outstanding, December 31, 2005	4,283,917	$32.35

Options exercisable, December 31, 2005	3,332,851	$30.93

Weighted-average fair value of options granted during the year		$9.87

Outstanding, January 1, 2004	5,393,042	$31.28
Granted	508,896	30.20
Exercised	(556,582)	29.01
Forfeited	(320,208)	36.44

Outstanding, December 31, 2004	5,025,148	$31.09

Options exercisable, December 31, 2004	4,170,614	$31.10

Weighted-average fair value of options granted during the year		$6.50

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding, January 1, 2003	5,272,723	$31.38
Granted	525,401	30.35
Exercised	(151,112)	27.87
Forfeited	(253,970)	33.60

Outstanding, December 31, 2003	5,393,042	$31.28

Options exercisable, December 31, 2003	4,173,632	$31.18

Weighted-average fair value of options granted during the year		$6.78

Information regarding the performance share stock awards follows:

Shares
Outstanding, January 1, 2003	60,750
Granted	–
Forfeited	–
Common shares issued / deferred	(60,750)

Outstanding, December 31, 2003	–

The following table summarizes information about stock options outstanding, excluding the performance share stock awards, restricted share stock awards and long-term incentive plan awards at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of	Number	Weighted-Average	Weighted-	Number	Weighted-
Exercise	Outstanding	Remaining	Average	Exercisable	Average
Prices	at 12/31/05	Contractual Life	Exercise Price	at 12/31/05	Exercise Price
$19 - $25	151,287	2.9 years	$21.35	151,287	$21.35
25 - 31	2,492,798	5.8	29.88	2,157,732	29.82
31 - 38	1,019,832	5.0	34.67	1,017,832	34.67
38 - 45	620,000	9.5	41.15	6,000	38.25

	4,283,917	6.0	32.35	3,332,851	30.93

Note 17 – RESTRUCTURING AND IMPAIRMENT CHARGES
In 2005, the company recorded aggregate restructuring charges of $16.0 million primarily related to the phase-out of manufacturing facilities in both the Lubricant Additives and Specialty Chemicals segments as well as other workforce reductions. The company also recorded an impairment charge of $6.2 million at one of the European Specialty Chemicals segment facilities based on the fair-value estimates obtained in the divestiture proceedings.
The following table shows the reconciliation of the restructuring liability since January 1, 2003 by major restructuring activity:

	Liability	Restructuring		Restructuring	Liability
	January 1,	and Impairment		Asset	December 31,
	2005	Charges	Cash Paid	Impairments	2005

Specialty Chemicals plant closures and workforce reductions	$–	$9.0	$(2.3)	$(4.2)	$2.5
Bromborough, U.K. closure	–	6.1	(3.1)	(0.7)	2.3
Corporate / other workforce reductions	2.7	0.7	(3.1)	–	0.3
European facility impairment	–	6.2	–	(6.2)	–
Noveon International restructuring liabilities assumed	6.1	0.2	(5.0)	–	1.3

	$8.8	$22.2	$(13.5)	$(11.1)	$6.4

				Restructuring
	Liability	Restructuring		Asset	Liability
	January 1,	and Impairment		Impairments and	December 31,
	2004	Charges	Cash Paid	Other Adjustments*	2004

Bromborough, U.K. closure	$–	$17.0	$–	$(17.0)	$–
Bromborough, U.K. workforce reductions	0.2	–	(0.2)	–	–
Corporate / other workforce reductions	12.2	11.1	(20.6)	–	2.7
Pension settlement	–	7.7	–	(7.7)	–
Noveon International restructuring liabilities assumed	–	–	(1.1)	7.2	6.1
PuriNOx asset impairment**	–	2.1	–	(2.1)	–

	$12.4	$37.9	$(21.9)	$(19.6)	$8.8

*	Restructuring asset impairments and other adjustments include $7.2 million in restructuring liabilities assumed with acquisitions during 2004 and $7.7 million of pension settlement charges included in the accrued pension liability account.

**	The PuriNOx asset impairment charge amounted to $2.8 million consisting of $2.1 million from continuing operations and $0.7 million from discontinued operations.

	Liability	Restructuring		Restructuring	Liability
	January 1,	and Impairment		Asset	December 31,
	2003	Charges	Cash Paid	Impairments	2003

Bromborough, U.K. workforce reductions	$–	$7.0	$(3.5)	$(3.3)	$0.2
Corporate / other workforce reductions	–	15.5	(3.3)	–	12.2

	$–	$22.5	$(6.8)	$(3.3)	$12.4

In May 2005, the company announced the reorganization of the Specialty Chemicals performance coatings product line. This product line includes businesses acquired from Noveon International as well as businesses included in the company’s legacy operations. In connection with the reorganization, management eliminated 26 positions in North America and Europe. These reductions were completed during 2005 and resulted in a severance-related charge of $1.9 million for the year ended December 31, 2005.
In the first quarter of 2005, management made the decision and the announcement to close two Specialty Chemicals performance coatings production facilities in the United States. The aggregate restructuring charge recorded for these closures for the year ended December 31, 2005 was $6.6 million, comprised of $4.2 million in asset impairments, $0.9 million in exit costs and $1.5 million in severance costs. The company estimates it will incur cumulative severance costs of approximately $2.1 million relating to these closures. An impairment charge for both plants was recorded in the first quarter of 2005 to reflect the related assets at their estimated fair values. The estimated fair value of the assets was determined primarily from third-party appraisals. Production from these sites will be transferred to other facilities in the United States. The facility in Mountaintop, Pennsylvania was closed in October 2005 and sold in January 2006, while the facility in Linden, New Jersey is scheduled to close in the second quarter of 2006. These closures will result in a workforce reduction of 62 employees by the second quarter of 2006. The company also recorded a small Specialty Chemicals European restructuring during the fourth quarter amounting to $0.4 million in severance costs and $0.1 million in other exit costs.
In December 2004, management made the decision to close the Lubricant Additives manufacturing facility in Bromborough, United Kingdom. The company announced this decision in January 2005. The company determined, as of December 31, 2004, that an impairment of certain of the facility’s long-lived assets had been triggered by this decision in the fourth quarter of 2004. As a result, a $17.0 million impairment charge was recorded in December 2004 to reflect the related assets at their estimated fair values. The estimated fair value of the assets was determined using a discounted cash flow model. Production phase-out of this site began in the third quarter of 2005 and is expected to be completed by the third quarter of 2006. During this phase-out, United Kingdom production will be transferred to facilities in France and the United States. Approximately 69 employees will be impacted by this closure.
In 2004, the company eliminated more than 100 positions, primarily affecting technical and commercial employees located at the Wickliffe, Ohio headquarters. Most of these workforce reductions were related to the restructuring following the acquisition of Noveon International. These reductions were completed by December 31, 2004. In the second quarter of 2005, the company began a process of identifying further opportunities to increase efficiency and productivity, reduce costs and support the company’s integration strategy of the Noveon International acquisition. As a result, the company reduced headcount in the general and administrative area of its Ohio headquarters. Through these restructuring efforts, the company eliminated seven positions resulting in a severance-related charge of $0.7 million for the year ended December 31, 2005. All of the affected employees had left their positions by June 30, 2005 and the remaining personnel-related costs are expected to be paid in 2006.

The company assumed a restructuring liability of $7.2 million in 2004 relating to the legacy operations of Noveon International. This liability was $1.3 million at December 31, 2005 and $6.1 million at December 31, 2004.
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
In November 2003, the company announced workforce reductions of approximately 150 employees at its headquarters in Wickliffe, Ohio, its Deer Park and Bayport, Texas manufacturing facilities and its Hazelwood, United Kingdom technical facility. All of the workforce reductions occurred prior to December 31, 2003. This resulted in a restructuring charge in the United States of $12.8 million, comprised of $11.2 million in severance costs and $1.6 million in outplacement and other miscellaneous costs, and a restructuring charge in Europe for $1.2 million, primarily for employee severance costs. The charge for Europe included $0.8 million for the Hazelwood, United Kingdom testing facility and $0.4 million for the closing of a sales office in Scandinavia. Cash expenditures in 2003 were $0.7 million in the United States and $1.2 million in Europe. At December 31, 2003, there was an accrued liability of $12.1 million relating to employee severance costs, which were subsequently paid in 2004.
The charges for these cost reduction initiatives are reported as a separate line item in the consolidated income statements, entitled “Restructuring and impairment charges” and are included in the “Total cost and expenses” subtotal on the consolidated income statements. Other than the June 2004 reduction in force, the charges primarily related to the Lubricant Additives segment.
Note 18 – CONTINGENCIES
The company has numerous purchase commitments for materials, supplies and energy in the ordinary course of business. The company has numerous sales commitments for product supply contracts in the ordinary course of business.
General
The patent infringement suit filed against the company by Afton Chemical Company in federal court in Virginia in the second quarter of 2005 was dismissed with finality on October 27, 2005. The company incurred no liability.
In addition, there are pending or threatened claims, lawsuits and administrative proceedings against the company or its subsidiaries, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. The company believes that any liability that finally may be determined with respect to commercial and product liability claims should not have a material adverse effect on the company’s consolidated financial position, results of operations or cash flows. From time to time, the company is also involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.
Environmental
The company’s environmental engineers and consultants review and monitor environmental issues at operating facilities and, where appropriate, the company initiates corrective and/or preventive environmental projects to ensure environmental compliance and safe and lawful activities at its current operations. The company also conducts compliance and management systems audits.
The company and its subsidiaries are generators of both hazardous and non-hazardous wastes, the treatment, storage, transportation and disposal of which are regulated by various laws and governmental regulations. These laws and regulations generally impose liability for costs to investigate and remediate contamination without regard to fault and, under certain circumstances, liability may be joint and several resulting in one party being held responsible for the entire obligation. Liability may also include damages to natural resources. Although the company believes past operations were in substantial compliance with the then-applicable regulations, either the company or the predecessor of Noveon International, the Performance Materials Segment of Goodrich Corporation (Goodrich), has been designated under a country’s laws and/or regulations as a potentially responsible party (PRP) in connection with several sites including both third-party sites and/or current operating facilities.
The company participates in the remediation process for onsite and third-party waste management sites at which the company has been identified as a PRP. This process includes investigation, remedial action selection and implementation, as well as discussions and negotiations with other parties, which primarily include PRPs, past owners and operators and governmental agencies. The estimates of environmental liabilities are based on the results of this process. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, remediation standards and evolving technologies for managing investigations and remediations. The company revises its estimates accordingly as events in this process occur and additional information is obtained.
The company’s environmental reserves, measured on an undiscounted basis, totaled $23.2 million at December 31, 2005 and $26.4 million at December 31, 2004. Of these amounts, $3.4 million and $4.5 million were included in accrued expenses and other current liabilities at December 31, 2005 and 2004, respectively. Goodrich provided Noveon International with an indemnity for various environmental liabilities. The company estimates Goodrich’s share of such currently identified liabilities under the indemnity, which extends through February 2011, to be approximately $2.1 million of which $0.6 million of the recovery is included in receivables and $1.5 million is included in other assets. There are specific environmental contingencies for company-owned sites for which third parties such as past owners and/or operators are the named PRPs and also for which the company is indemnified by Goodrich. Goodrich is currently indemnifying Noveon International for several environmental remediation projects. Goodrich’s share of all of these liabilities may increase to the extent such third parties fail to honor their obligations through February 2011.
The company believes that its environmental accruals are adequate based on currently available information. The company believes that it is reasonably possible that $8.8 million in additional costs may be incurred at certain locations beyond the amounts accrued as a result of new information, newly discovered conditions, changes in remediation standards or technologies or a change in the law. Additionally, as the indemnification from Goodrich extends through February 2011, changes in assumptions regarding when costs will be incurred may result in additional expenses to the company. Additional costs in excess of $8.8 million cannot currently be estimated.

Note 19 – GUARANTOR AND NON-GUARANTOR SUBSIDIARY INFORMATION
The repayment of the unsecured senior notes, debentures and bank term loans is unconditionally guaranteed on a joint and several basis by the company and its direct and indirect, wholly owned, domestic subsidiaries. The following supplemental condensed consolidating financial information presents the balance sheets of the company as of December 31, 2005 and 2004 and its statements of income and statements of cash flows for the years ended December 31, 2005, 2004 and 2003. The elimination of intercompany profit in inventory as of the respective balance sheet date is reflected in the eliminations columns of the condensed consolidating financial information.

	Condensed Consolidating Statement of Income
	Year Ended December 31, 2005
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$1,351.1	$1,307.2	$1,980.4	$(599.5)	$4,039.2
Royalties and other revenues	3.1	0.3	0.1	–	3.5

Total revenues	1,354.2	1,307.5	1,980.5	(599.5)	4,042.7

Cost of sales	1,083.2	1,012.1	1,553.1	(599.5)	3,048.9
Selling and administrative expenses	149.8	115.5	102.4	–	367.7
Research, testing and development expenses	92.6	38.9	73.3	–	204.8
Amortization of intangible assets	2.9	16.2	6.1	–	25.2
Restructuring and impairment charges	4.8	2.9	14.5	–	22.2

Total costs and expenses	1,333.3	1,185.6	1,749.4	(599.5)	3,668.8

Other (expense) income – net	21.5	19.8	(41.3)	(2.0)	(2.0)
Interest (expense) income – net	(125.2)	24.4	3.8	–	(97.0)
Equity in income of subsidiaries	227.5	63.5	–	(291.0)	–

Income from continuing operations before income taxes	144.7	229.6	193.6	(293.0)	274.9
Provision (benefit) for income taxes	(44.2)	82.0	55.8	–	93.6

Income from continuing operations	188.9	147.6	137.8	(293.0)	181.3
Discontinued operations – net of tax	0.4	3.1	4.5	–	8.0

Net income	$189.3	$150.7	$142.3	$(293.0)	$189.3

	Condensed Consolidating Statement of Income
	Year Ended December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$1,213.1	$804.4	$1,548.7	$(457.3)	$3,108.9
Royalties and other revenues	3.0	0.8	0.1	–	3.9

Total revenues	1,216.1	805.2	1,548.8	(457.3)	3,112.8

Cost of sales	915.6	640.7	1,228.2	(457.3)	2,327.2
Selling and administrative expenses	149.7	57.2	90.2	–	297.1
Research, testing and development expenses	105.7	34.2	49.0	–	188.9
Amortization of intangible assets	2.9	10.4	4.7	–	18.0
Write-off of acquired in-process research and development	–	34.0	–	–	34.0
Restructuring and impairment charges	16.3	0.6	21.0	–	37.9

Total costs and expenses	1,190.2	777.1	1,393.1	(457.3)	2,903.1

Other income (expense) – net	37.2	15.7	(46.0)	(1.6)	5.3
Interest (expense) income – net	(86.9)	12.7	1.9	–	(72.3)
Equity in income of subsidiaries	116.7	69.9	–	(186.6)	–

Income from continuing operations before income taxes	92.9	126.4	111.6	(188.2)	142.7
Provision (benefit) for income taxes	(0.6)	13.3	39.4	–	52.1

Income from continuing operations	93.5	113.1	72.2	(188.2)	90.6
Discontinued operations – net of tax	–	0.3	2.6	–	2.9

Net income	$93.5	$113.4	$74.8	$(188.2)	$93.5

	Condensed Consolidating Statement of Income
	Year Ended December 31, 2003
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$1,044.3	$198.6	$1,091.6	$(317.2)	$2,017.3
Royalties and other revenues	2.7	0.3	–	–	3.0

Total revenues	1,047.0	198.9	1,091.6	(317.2)	2,020.3

Cost of sales	768.4	157.0	880.5	(321.5)	1,484.4
Selling and administrative expenses	135.3	20.7	40.7	–	196.7
Research, testing and development expenses	114.0	6.3	45.0	–	165.3
Amortization of intangible assets	2.8	1.9	0.2	–	4.9
Restructuring and impairment charges	12.5	0.2	9.8	–	22.5

Total costs and expenses	1,033.0	186.1	976.2	(321.5)	1,873.8

Other income (expense) – net	16.2	16.5	(28.4)	(1.0)	3.3
Interest (expense) income – net	(32.0)	9.8	0.9	–	(21.3)
Equity in income of subsidiaries	84.5	55.5	–	(140.0)	–

Income from continuing operations before income taxes	82.7	94.6	87.9	(136.7)	128.5
Provision (benefit) for income taxes	(5.3)	14.6	27.1	1.5	37.9

Income from continuing operations	88.0	80.0	60.8	(138.2)	90.6
Discontinued operations – net of tax	–	(0.1)	0.3	–	0.2

Net income	$88.0	$79.9	$61.1	$(138.2)	$90.8

	Condensed Consolidating Balance Sheet
	December 31, 2005
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and short-term investments	$83.2	$3.6	$175.6	$–	$262.4
Receivables	143.8	137.0	304.8	–	585.6
Inventories	122.4	175.1	316.4	(27.9)	586.0
Other current assets	91.5	25.9	11.2	9.7	138.3

Total current assets	440.9	341.6	808.0	(18.2)	1,572.3

Property and equipment – net	383.4	458.2	342.8	–	1,184.4
Goodwill	27.1	664.1	447.6	–	1,138.8
Intangible assets – net	9.8	262.8	132.0	–	404.6
Investments in subsidiaries and intercompany balances	2,554.3	2,508.2	1,354.0	(6,416.5)	–
Investments in non-consolidated companies	6.2	1.4	–	–	7.6
Other assets	33.9	3.4	21.3	–	58.6

Total	$3,455.6	$4,239.7	$3,105.7	$(6,434.7)	$4,366.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$–	$0.1	$7.8	$–	$7.9
Accounts payable	143.5	142.8	85.9	–	372.2
Accrued expenses and other current liabilities	38.9	113.6	132.3	–	284.8

Total current liabilities	182.4	256.5	226.0	–	664.9
Long-term debt	1,445.2	–	217.7	–	1,662.9
Postretirement health care obligations	91.4	4.8	6.4	–	102.6
Noncurrent liabilities	63.5	41.3	99.2	–	204.0
Deferred income taxes	87.6	1.4	24.7	–	113.7

Total liabilities	1,870.1	304.0	574.0	–	2,748.1

Minority interest in consolidated companies	–	–	–	51.0	51.0
Total shareholders’ equity	1,585.5	3,935.7	2,531.7	(6,485.7)	1,567.2

Total	$3,455.6	$4,239.7	$3,105.7	$(6,434.7)	$4,366.3

	Condensed Consolidating Balance Sheet
	December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and short-term investments	$40.3	$(0.1)	$295.7	$–	$335.9
Receivables	128.3	158.9	295.6	–	582.8
Inventories	115.7	174.3	309.6	(30.9)	568.7
Other current assets	67.7	20.7	11.6	10.6	110.6

Total current assets	352.0	353.8	912.5	(20.3)	1,598.0
Property and equipment – net	401.0	498.3	418.6	–	1,317.9
Goodwill	27.1	633.1	493.6	–	1,153.8
Intangible assets – net	11.4	286.1	139.6	–	437.1
Investments in subsidiaries and intercompany balances	3,087.0	1,968.0	(238.0)	(4,817.0)	–
Investments in non-consolidated companies	5.7	1.7	–	–	7.4
Other assets	33.6	5.5	13.0	–	52.1

Total	$3,917.8	$3,746.5	$1,739.3	$(4,837.3)	$4,566.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$–	$–	$8.2	$–	$8.2
Accounts payable	118.3	102.1	121.9	–	342.3
Accrued expenses and other current liabilities	145.0	52.1	109.7	–	306.8

Total current liabilities	263.3	154.2	239.8	–	657.3
Long-term debt	1,957.2	–	6.9	–	1,964.1
Postretirement health care obligations	96.3	3.9	6.2	–	106.4
Noncurrent liabilities	47.5	40.5	82.7	–	170.7
Deferred income taxes	16.0	41.7	33.0	–	90.7

Total liabilities	2,380.3	240.3	368.6	–	2,989.2

Minority interest in consolidated companies	–	–	–	53.6	53.6
Total shareholders’ equity	537.5	3,506.2	1,370.7	(4,890.9)	1,523.5

Total	$3,917.8	$3,746.5	$1,739.3	$(4,837.3)	$4,566.3

	Condensed Consolidating Statement of Cash Flows
	Year Ended December 31, 2005
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$189.3	$150.7	$142.3	$(293.0)	$189.3
Adjustments to reconcile net income to cash provided by (used for) operating activities	(48.8)	199.1	(270.4)	293.0	172.9

Total operating activities	140.5	349.8	(128.1)	–	362.2

INVESTING ACTIVITIES
Capital expenditures	(41.0)	(45.6)	(50.1)	–	(136.7)
Net proceeds from divestitures and sales of property and equipment	2.2	13.9	14.0	–	30.1
Other items – net	(0.3)	–	0.1	–	(0.2)

Total investing activities	(39.1)	(31.7)	(36.0)	–	(106.8)

FINANCING ACTIVITIES
Changes in short-term debt, net	–	0.1	(4.1)	–	(4.0)
Repayments of long-term debt	(500.0)	–	(12.2)	–	(512.2)
Proceeds from the issuance of long-term debt	–	–	235.8	–	235.8
Dividends paid	–	–	(70.4)	–	(70.4)
Changes in intercompany activities	473.1	(315.1)	(158.0)	–	–
Payment of debt issuance costs	–	–	(0.8)	–	(0.8)
Proceeds from the exercise of stock options	38.8	–	–	–	38.8

Total financing activities	(58.5)	(315.0)	60.7	–	(312.8)

Effect of exchange rate changes on cash	–	0.6	(16.7)	–	(16.1)

Net (decrease) increase in cash and short-term investments	42.9	3.7	(120.1)	–	(73.5)
Cash and short-term investments at the beginning of year	40.3	(0.1)	295.7	–	335.9

Cash and short-term investments at the end of year	$83.2	$3.6	$175.6	$–	$262.4

	Condensed Consolidating Statement of Cash Flows
	Year Ended December 31, 2004
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$93.5	$113.4	$74.8	$(188.2)	$93.5

Adjustments to reconcile net income to cash provided by (used for) operating activities	8.7	(88.5)	126.3	188.2	234.7

Total operating activities	102.2	24.9	201.1	–	328.2

INVESTING ACTIVITIES
Capital expenditures	(54.4)	(31.4)	(47.4)	–	(133.2)
Acquisitions – net of cash received and liabilities assumed	(3.7)	(829.1)	(125.6)	–	(958.4)
Other items – net	0.6	0.2	2.0	–	2.8

Total investing activities	(57.5)	(860.3)	(171.0)	–	(1,088.8)

FINANCING ACTIVITIES
Changes in short-term debt, net	–	(78.2)	5.6	–	(72.6)
Repayments of long-term debt	(168.4)	(1,024.6)	–	–	(1,193.0)
Proceeds from the issuance of long-term debt	1,741.7	0.1	1.5	–	1,743.3
Dividends paid	(57.6)	–	–	–	(57.6)
Changes in intercompany activities	(1,974.6)	1,936.3	38.3	–	–
Proceeds from the sale of common shares	470.0	–	–	–	470.0
Payment of debt issuance costs	(16.8)	–	–	–	(16.8)
Payment of Treasury rate lock upon settlement	(73.9)	–	–	–	(73.9)
Payment on termination of interest rate swaps	(2.9)	–	–	–	(2.9)
Proceeds from the exercise of stock options	15.4	–	–	–	15.4

Total financing activities	(67.1)	833.6	45.4	–	811.9

Effect of exchange rate changes on cash	6.4	2.7	16.8	–	25.9

Net (decrease) increase in cash and short-term investments	(16.0)	0.9	92.3	–	77.2
Cash and short-term investments at the beginning of year	56.3	(1.0)	203.4	–	258.7

Cash and short-term investments at the end of year	$40.3	$(0.1)	$295.7	$–	$335.9

	Condensed Consolidating Statement of Cash Flows
	Year Ended December 31, 2003
	Parent	Subsidiary	Other		Total
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$88.0	$79.9	$61.1	$(138.2)	$90.8
Adjustments to reconcile net income to cash provided by (used for) operating activities	10.6	45.6	(90.4)	138.2	104.0

Total operating activities	98.6	125.5	(29.3)	–	194.8

INVESTING ACTIVITIES
Capital expenditures	(45.8)	(12.3)	(30.4)	–	(88.5)
Acquisitions – net of cash received and liabilities assumed	(4.2)	(62.8)	(1.6)	–	(68.6)
Other items – net	0.9	(0.3)	0.6	–	1.2

Total investing activities	(49.1)	(75.4)	(31.4)	–	(155.9)

FINANCING ACTIVITIES
Changes in short-term debt, net	–	(0.2)	(5.6)	–	(5.8)
Repayments of long-term debt	–	–	(9.2)	–	(9.2)
Proceeds from the issuance of long-term debt	–	–	4.5	–	4.5
Dividends paid	(53.6)	–	–	–	(53.6)
Changes in intercompany activities	(60.7)	(49.3)	110.0	–	–
Proceeds from the exercise of stock options	4.6	–	–	–	4.6

Total financing activities	(109.7)	(49.5)	99.7	–	(59.5)

Effect of exchange rate changes on cash	–	0.3	12.6	–	12.9

Net (decrease) increase in cash and short-term investments	(60.2)	0.9	51.6	–	(7.7)
Cash and short-term investments at the beginning of year	116.5	(1.9)	151.8	–	266.4

Cash and short-term investments at the end of year	$56.3	$(1.0)	$203.4	$–	$258.7

Note 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)
The quarterly information is presented as adjusted for the discontinued operations discussed in Note 4. The company realized a $4.5 million pre-tax gain ($3.0 million net of tax) for the year ended December 31, 2005 relating to the ECS and LPS dispositions. The following table sets forth the quarterly results of operations for the years ended December 31, 2005 and 2004:

			2005
	First (1)(2)	Second (1)(2)	Third (1)	Fourth (1)	Full Year

Net sales	$956.8	$1,048.5	$1,004.5	$1,032.9	$4,042.7
Gross profit	$248.4	$265.1	$244.6	$232.2	$990.3
Income from continuing operations	$47.2	$58.1	$43.4	$32.6	$181.3
Discontinued operations	1.3	2.0	5.2	(0.5)	8.0

Net income	$48.5	$60.1	$48.6	$32.1	$189.3

Per common share – basic:
Continuing operations	$0.70	$0.85	$0.63	$0.48	$2.67
Discontinued operations	0.02	0.03	0.08	(0.01)	0.12

Net income	$0.72	$0.88	$0.71	$0.47	$2.79

Per common share – diluted:
Continuing operations	$0.69	$0.84	$0.63	$0.47	$2.63
Discontinued operations	0.02	0.03	0.07	(0.01)	0.12

Net income	$0.71	$0.87	$0.70	$0.46	$2.75

			2004
	First (3)	Second (4)(5)(6)	Third(4)(5)(6)	Fourth(2)(4)(5)	Full Year

Net sales	$570.8	$712.3	$909.3	$920.4	$3,112.8
Gross profit	$149.6	$187.6	$224.8	$219.7	$781.7
Income from continuing operations	$37.5	$3.7	$30.6	$18.8	$90.6
Discontinued operations	–	0.2	1.6	1.1	2.9

Net income	$37.5	$3.9	$32.2	$19.9	$93.5

Per common share - basic:
Continuing operations	$0.72	$0.07	$0.58	$0.28	$1.63
Discontinued operations	–	0.01	0.03	0.02	0.05

Net income	$0.72	$0.08	$0.61	$0.30	$0.68

Per common share - diluted:
Continuing operations	$0.72	$0.07	$0.58	$0.28	$1.62
Discontinued operations	–	0.01	0.03	0.02	0.05

Net income	$0.72	$0.08	$0.61	$0.30	$1.67

(1)	The company recorded restructuring and impairment charges of $6.1 million, $5.4 million, $7.4 million and $3.3 million in the first, second, third and fourth quarters of 2005, respectively.

(2)	The company recognized a reduction in depreciation expense of $1.2 million and $1.1 million in the first and second quarters of 2005 and $4.4 million in the fourth quarter of 2004 for the change in estimates of fair values and asset lives for the long-lived assets of Noveon International.

(3)	The company recorded a gain of $6.4 million on a currency forward contract relating to the hyperdispersants acquisition in the first quarter of 2004.

(4)	The company recorded the write-off of (credit for) acquired IPR&D relating to the Noveon International acquisition of $35.0 million, ($1.5) million and $0.5 million in the second, third and fourth quarters of 2004, respectively.

(5)	The company recorded restructuring charges of $7.4 million, $10.5 million and $20.0 million in the second, third and fourth quarters of 2004, respectively.

(6)	The company recorded a charge to cost of sales for $4.9 million in both the second and third quarters of 2004 relating to the inventory step-up recorded in connection with the Noveon International acquisition.
The sum of the quarterly earnings per share amounts does not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based upon respective weighted-average common shares outstanding and other dilutive potential shares.

Historical Summary

(In Millions, Except Shareholders, Employees
and Per Share Data)	2005	2004*	2003	2002	2001	2000	1999	1998	1997	1996

OPERATING RESULTS:
Revenues	$4,042.7	$3,112.8	$2,020.3	$1,960.2	$1,821.6	$1,748.8	$1,746.8	$1,627.3	$1,686.4	$1,613.2
Total cost and expenses**	3,668.8	2,903.1	1,873.8	1,761.1	1,656.8	1,576.5	1,550.1	1,515.8	1,457.5	1,420.0
Gain on litigation settlements and investments	–	–	–	–	–	19.4	17.6	16.2	–	53.3
Net interest expense and other (expense) income – net	(99.0)	(67.0)	(18.0)	(18.2)	(19.8)	(17.6)	(16.7)	(6.9)	2.5	4.4
Income from continuing operations before cumulative effect of change in accounting principle	181.3	90.6	90.6	127.1	100.4	120.9	124.5	73.3	155.2	170.2
Discontinued operations, net of tax	8.0	2.9	0.2	(0.8)	(6.3)	(2.9)	(1.5)	(2.1)	(0.3)	(0.4)
Income before cumulative effect of change in accounting principle	189.3	93.5	90.8	126.3	94.1	118.0	123.0	71.2	154.9	169.8
Cumulative effect of change in accounting principle	–	–	–	(7.8)	–	–	–	–	–	–
Net income	189.3	93.5	90.8	118.5	94.1	118.0	123.0	71.2	154.9	169.8
Basic earnings per share from continuing operations before cumulative effect of change in accounting principle	2.67	1.63	1.76	2.47	1.96	2.28	2.28	1.31	2.68	2.80
Discontinued operations per share	0.12	0.05	–	(0.02)	(0.12)	(0.06)	(0.03)	(0.04)	–	–
Cumulative effect of change in accounting principle per share	–	–	–	(0.15)	–	–	–	–	–	–
Basic earnings per share	2.79	1.68	1.76	2.30	1.84	2.22	2.25	1.27	2.68	2.80
FINANCIAL RATIOS:
Gross profit percentage	24.5	25.1	26.4	28.5	27.6	27.8	30.9	29.2	31.3	32.0
Percent of revenues:
Selling and administrative expenses	9.1	9.5	9.7	9.7	9.4	9.2	9.9	10.6	9.8	9.5
Research and testing expenses	5.1	6.1	8.2	8.5	8.7	8.6	8.3	9.2	8.6	9.9
Return on average shareholders’ equity (%)	12.2	7.6	10.0	14.4	12.3	15.3	15.8	9.0	19.0	20.4
Debt to capitalization (%)	51.6	56.2	29.0	31.6	33.9	34.5	33.8	35.8	21.3	19.5
Current ratio	2.4	2.4	3.1	3.0	2.9	2.6	2.5	2.5	2.5	2.6
OTHER INFORMATION:
Dividends declared per share	$1.04	$1.04	$1.04	$1.04	$1.04	$1.04	$1.04	$1.04	$1.01	$0.97
Average common shares outstanding	67.9	55.7	51.7	51.5	51.2	53.1	54.6	55.9	57.8	60.7
Capital expenditures from continuing operations	$136.3	$132.7	$88.2	$65.0	$65.9	$85.4	$63.8	$92.4	$100.0	$93.3
Depreciation expense from continuing operations	154.0	136.0	94.7	90.6	83.8	87.1	87.4	78.6	81.7	77.9
At year end:
Total assets	$4,366.3	$4,566.3	$1,942.3	$1,860.1	$1,662.3	$1,659.5	$1,682.4	$1,643.2	$1,462.3	$1,402.1
Total debt	1,670.8	1,972.3	389.6	401.9	397.2	395.9	403.0	429.3	220.3	198.5
Total shareholders’ equity	1,567.2	1,523.5	953.3	869.3	773.2	752.3	790.1	769.1	815.4	819.4
Shareholders’ equity per share	23.03	22.81	18.48	16.89	15.12	14.66	14.50	14.10	14.31	14.00
Common share price	43.43	36.86	32.52	30.50	35.09	25.75	30.88	25.69	36.88	31.00
Number of shareholders	3,500	3,698	3,903	4,081	4,335	4,681	5,126	5,609	5,661	5,764
Number of employees	7,515	7,725	5,032	5,231	4,530	4,390	4,074	4,324	4,291	4,358

*	The 2004 results include the revenues and expenses of Noveon International, Inc. since June 3, 2004, the date of acquisition.

**	Includes restructuring and impairment charges of $22.2 million in 2005, $37.9 million in 2004, $22.5 million in 2003, $18.6 million in 1999, $23.3 million in 1998, $9.4 million in 1997 and a restructuring credit of $4.5 million in 2000. Also includes the write-off of acquired in-process research and development of $34.0 million in 2004 and $13.6 million in 1998.