Form 10-K, Exhibit 13
period 2007-12-31
LUBRIZOL CORP
filed 2008-02-28
CIK 60751

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
OVERVIEW
GENERAL
We are an innovative specialty chemical company that produces and supplies technologies that improve the quality and performance of our customers’ products in the global transportation, industrial and consumer markets. Our business is founded on technological leadership. Innovation provides opportunities for us in growth markets as well as advantages over our competitors. From a base of more than 1,600 patents, we use our product development and formulation expertise to sustain our leading market positions and fuel our future growth. We create additives, ingredients, resins and compounds that enhance the performance, quality and value of our customers’ products, while minimizing their environmental impact. Our products are used in a broad range of applications, and are sold into relatively stable markets such as those for engine oils, specialty driveline lubricants and metalworking fluids, as well as higher-growth markets such as personal care and over-the-counter pharmaceutical products and performance coatings and inks. Our engineered polymers products also are used in a variety of industries, including construction, sporting goods, medical products and automotive. We are an industry leader in many of the markets in which our product lines compete.
We are geographically diverse, with an extensive global manufacturing, supply chain, technical and commercial infrastructure. We operate facilities in 27 countries, including production facilities in 19 countries and laboratories in 12 countries, in key regions around the world through the efforts of more than 6,900 employees. We sell our products in more than 100 countries and believe that our customers value our ability to provide customized, high quality, cost-effective performance formulations and solutions worldwide. We also believe that our customers value our global supply chain capabilities.
On November 1, 2007, we completed the acquisition of the refrigeration lubricants business of Croda International Plc (Croda) for approximately $124.6 million in cash. The acquisition primarily included lubricant technology, trade names, customer lists, manufacturing know-how and inventory. No manufacturing facilities were included in the transaction. We began consolidating the results of the refrigeration lubricants business of Croda in our consolidated financial statements in November 2007. Revenues in 2007 for this business, which were included in the company’s consolidated results, were approximately $8.3 million. The preliminary purchase price allocation for this acquisition included goodwill of $53.3 million and intangible assets of $64.7 million.
On February 7, 2007, we completed the acquisition of a broad line of additive products used in the metalworking markets worldwide from Lockhart Chemical Company (Lockhart) for approximately $15.7 million in cash. We purchased Lockhart’s entire metalworking product line, which included natural, synthetic and gelled sulfonates; emulsifier packages; corrosion inhibitors and lubricity agents; grease additives; oxidates; esters; soap; semi-finished coatings; and rust preventatives. We began consolidating the results of the metalworking business of Lockhart in our consolidated financial statements in February 2007. In 2007, these product lines contributed revenues of $16.8 million to our consolidated results. The purchase price allocation for this acquisition included goodwill of $8.3 million and intangible assets of $7.6 million.
In May 2006, we sold the food ingredients and industrial specialties business (FIIS) and the active pharmaceutical ingredients and intermediate compounds business (A&I), both of which were included in the Lubrizol Advanced Materials segment. A&I and almost all of the FIIS divestiture reported into the

Noveon® consumer specialties product line, while a small portion of the FIIS divestiture reported into the performance coatings product line. In 2006, we recorded a $15.9 million after-tax loss on the sale of these divested businesses. During the first quarter of 2006 and in connection with the held-for-sale classification, we performed an impairment test resulting in a $60.6 million after-tax impairment charge in the first quarter of 2006. We have reflected the results of these divested businesses in the discontinued operations - net of tax line item in the consolidated statements of income for 2006 and 2005.
In February 2006, we sold certain assets and liabilities of our Telene® resins business (Telene), which was included in the Lubrizol Advanced Materials segment. We have reflected the results of Telene in the discontinued operations - net of tax line item in the consolidated statements of income for 2006 and 2005, including an after-tax loss on the sale of $0.7 million recorded in 2006.
In December 2005, we sold certain assets, liabilities and stock of our Engine Control Systems (ECS) business and, in September 2005, we sold certain assets and liabilities of our U.S. and U.K. Lubrizol Performance Systems (LPS) operations, both of which were included in the Lubrizol Additives segment. We have reflected the results of these businesses in the discontinued operations - net of tax line item in the consolidated statement of income for 2005.
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
We believe we are the market leader in lubricant additives and intend to remain the leader by continuing to invest in this business. Our strategy is to continue to optimize our product line mix with existing production capacity. Our Lubrizol Additives segment represents approximately 66% of consolidated revenues.
LUBRIZOL ADVANCED MATERIALS SEGMENT
Our Lubrizol Advanced Materials segment’s growth strategy involves a combination of internal growth and acquisitions. Our internal growth strategy in the Lubrizol Advanced Materials segment is to use our strengths, including our technology, formulating skills and broad geographic infrastructure, to develop and invest in new performance technologies in higher-growth industrial and consumer markets. Key factors to our success continue to be the introduction of new products, development of new applications for existing products, cross-selling of products, the integration of future acquisitions and geographic expansion. Our Lubrizol Advanced Materials segment represents approximately 34% of consolidated revenues.

PRIMARY FACTORS AFFECTING 2007 RESULTS FROM CONTINUING OPERATIONS
The factors that most affected our consolidated 2007 results from continuing operations were:
•	Our ability to recover past raw material cost increases, increased operating costs in strategic geographic regions and research and development efforts now and into the future as we move new technologies into our global manufacturing plants. Raw material costs increased 7% in 2007 after increasing 14% in 2006. Our results were affected by how quickly and the extent to which we were able to raise selling prices in response to raw material and other cost increases. Both the Lubrizol Additives and Lubrizol Advanced Materials segments implemented price increases in 2007 in response to continuing increases in these costs.

•	Volume increases of 4% in the Lubrizol Additives segment and 2% in the Lubrizol Advanced Materials segment. In addition, we experienced a favorable currency impact on our 2007 revenues of 3% in the Lubrizol Additives segment and 2% in the Lubrizol Advanced Materials segment.

•	Increased operating costs due to an unfavorable currency impact, general salary and benefit cost increases, the funding of growth resources, increased environmental-related charges, higher maintenance materials and contract labor costs in the Lubrizol Additives segment primarily in our plants in the U.S. Gulf Coast and Europe, unfavorable manufacturing cost absorption, costs associated with the implementation of a common information systems platform primarily in the Lubrizol Advanced Materials segment and higher incentive compensation expense.

•	A reduction in restructuring and impairment-related charges of $50.4 million as 2006 charges included a $41.2 million charge associated with the impairment of the Noveon trade name and a $10.7 million charge related to plant and product line closures in both the Lubrizol Additives and Lubrizol Advanced Materials segments.

•	Reduced interest expense - net of $15.5 million as a result of lower interest expense of $7.9 million associated with reduced debt levels and higher interest income of $7.6 million associated with higher cash and short-term investment balances primarily related to our significant cash flows from operating activities and the cash proceeds from the 2006 divestitures.

•	Reduced effective tax rate primarily due to the favorable resolution of tax matters from prior years, an improvement in our geographic earnings mix as a result of our strong international growth and an increase in non-taxable foreign currency translation gains associated with international subsidiaries, whose functional currency is the U.S. dollar.
2007 RESULTS OF OPERATIONS COMPARED WITH 2006
Income from continuing operations increased $103.6 million to $283.4 million in 2007 compared with $179.8 million in 2006. The increase in income from continuing operations primarily was due to improvements in the combination of price and product mix mainly in the Lubrizol Additives segment as we were able to recover lost margin attributable to past raw material cost increases and we continued to increase the value of our customer offerings in this segment. Our 2007 results also were impacted favorably by increased volume, lower net interest costs, lower restructuring and impairment-related charges and the favorable resolution of tax matters from prior years, which more than offset higher raw material cost, higher manufacturing expenses and increased selling, technology, administrative and research (STAR) expenses.
Net income for 2006 included a loss from discontinued operations - net of $76.2 million, which primarily related to a $60.6 million after-tax impairment charge recorded in the first quarter of 2006 to reflect the FIIS business at its fair value and a $16.6 million after-tax loss on the sale of divested businesses.

	Year Ended December 31
(In Millions of Dollars Except Per Share Data)	2007	2006	$ Change	% Change
Revenues	$4,499.0	$4,040.8	$458.2	11%
Cost of sales	3,378.1	3,045.2	332.9	11%

Gross profit	1,120.9	995.6	125.3	13%

Selling and administrative expenses	422.2	381.7	40.5	11%
Research, testing and development expenses	218.9	205.5	13.4	7%
Amortization of intangible assets	24.3	23.7	0.6	3%
Restructuring and impairment charges	1.5	51.9	(50.4)	*
Other income - net	(8.8)	(8.5)	(0.3)	4%
Interest income	(28.0)	(20.4)	(7.6)	37%
Interest expense	91.8	99.7	(7.9)	(8%)

Income from continuing operations before income taxes	399.0	262.0	137.0	52%
Provision for income taxes	115.6	82.2	33.4	41%

Income from continuing operations	283.4	179.8	103.6	58%
Income (loss) from discontinued operations - net of tax	–	(76.2)	76.2	*

Net income	$283.4	$103.6	$179.8	174%

Basic earnings (loss) per share:
Continuing operations	$4.10	$2.62	$1.48	56%
Discontinued operations	–	(1.11)	1.11	*

Net income per share, basic	$4.10	$1.51	$2.59	172%

Diluted earnings (loss) per share:
Continuing operations	$4.05	$2.59	$1.46	56%
Discontinued operations	–	(1.10)	1.10	*

Net income per share, diluted	$4.05	$1.49	$2.56	172%

*	Calculation not meaningful
Revenues The increase in revenues in 2007 compared with 2006 primarily was due to a 5% improvement in the combination of price and product mix, a 4% increase in volume and a 2% favorable currency impact. We experienced volume gains in all geographic zones except North America.
Analysis of Volume - 2007 vs. 2006 Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2007 as well as the percentage changes compared with 2006:

	2007
	Volume	% Change

North America	46%	–
Europe	26%	5%
Asia-Pacific / Middle East	21%	7%
Latin America	7%	24%

Total	100%	4%

Segment volume variances by geographic zone, as well as the factors explaining the changes in segment revenues for 2007 compared with 2006, are contained within the “Segment Analysis” section.
Cost of Sales The increase in cost of sales for 2007 compared with 2006 primarily was due to higher raw material costs, higher manufacturing expenses and increased volumes. Average raw material cost increased 7% in 2007 compared with 2006. Total manufacturing expenses increased 12% in 2007 compared with 2006 primarily due to an unfavorable currency impact, increased volumes, increased salaries and benefits, higher maintenance materials and contract labor costs in the Lubrizol Additives segment mostly attributable to our plants in the U.S. Gulf Coast and Europe, increased environmental-related charges and unfavorable manufacturing cost absorption as we lowered first quarter 2007 production to reduce inventory levels from the prior year end. The increase in manufacturing expenses partially was offset by a decrease in utility costs. On a per-unit-sold basis, manufacturing costs increased 7% in 2007 compared with 2006. Excluding the impact of currency, per-unit manufacturing costs increased 4% in 2007 compared with 2006.
Gross Profit Gross profit increased $125.3 million, or 13%, in 2007 compared with 2006. The increase primarily was due to an improvement in the combination of price and product mix and higher volume partially offset by higher average raw material cost and higher manufacturing expenses. Our gross profit percentage increased to 24.9% in 2007 compared with 24.6% in 2006. This increase was attributable to an increase in the Lubrizol Additives segment gross profit percentage largely due to the favorable impact of price and product mix and increased volume, partially offset by a decrease in the Lubrizol Advanced Materials segment gross profit percentage primarily as a result of higher raw material costs.
Selling and Administrative Expenses Selling and administrative expenses increased $40.5 million, or 11%, in 2007 compared with 2006. The increase primarily reflects higher salaries and benefits as a result of annual merit increases and the funding of growth resources, an unfavorable currency impact and an increase associated with the implementation of a common information systems platform primarily in the Lubrizol Advanced Materials segment. In addition, 2006 expenses included a $2.9 million pension settlement charge related to a non-qualified pension plan distribution.
Research, Testing and Development Expenses The timing and amount of research, testing and development expenses (technology expenses) are affected by lubricant additives product standards, which change periodically to meet new emissions, efficiency, durability and other performance factors as OEMs improve engine and transmission designs. Technology expenses increased $13.4 million, or 7%, in 2007 compared with 2006 primarily due to an unfavorable currency impact and an increase in annual salaries and benefits. During 2007 and 2006, approximately 88% of our technology costs were incurred in company-owned facilities and approximately 12% were incurred at third-party facilities.
Restructuring and Impairment Charges In 2007, we recorded aggregate restructuring and impairment charges of $1.5 million primarily related to impairment charges in the Lubrizol Advanced Materials segment, partially offset by a gain recorded on the sale of a Lubrizol Additives manufacturing facility located in Bromborough, United Kingdom. We received net cash proceeds of $5.9 million and recorded a pretax gain of $2.8 million upon closing of the sale in January 2007.
The components of the 2007 restructuring and impairment charges are detailed as follows:

	Asset	Other Plant
(In Millions of Dollars)	Impairments	Exit Costs	Severance	Total
Lubrizol Advanced Materials plant closures, production line impairments and workforce reductions	$3.4	$0.2	$0.5	$4.1
Bromborough, U.K. plant closure and sale	(2.8)	0.1	–	(2.7)
Corporate / other workforce reductions	–	–	0.1	0.1

Total restructuring and impairment charges	$0.6	$0.3	$0.6	$1.5

Other Income - Net Other income - net of $8.8 million in 2007 primarily consisted of a $5.0 million gain recorded on the sale of land and a favorable currency impact. Other income - net of $8.5 million in 2006 primarily was comprised of favorable legal settlements of insurance and commercial matters of $11.6 million.
Interest Expense - Net The decrease in interest expense - net in 2007 compared with 2006 primarily was due to lower interest expense of $7.9 million associated with our reduced debt balances and an increase in interest income of $7.6 million as a result of our increased cash and short-term investment balances primarily related to our significant cash flows from operating activities and from the divestiture proceeds received in May 2006.
Provision for Income Taxes Our effective tax rate was 29.0% in 2007 compared with 31.4% in 2006. The decrease in the effective tax rate primarily was due to the favorable resolution of tax matters from prior years, an improvement in our geographic earnings mix as a result of our strong international growth and an increase in non-taxable foreign currency translation gains associated with international subsidiaries, whose functional currency is the U.S. dollar.
Income from Continuing Operations Primarily as a result of the above factors, income from continuing operations per diluted share increased 56% to $4.05 in 2007 compared with $2.59 in 2006.
Net Income Net income in 2006 included a loss from discontinued operations per diluted share of $1.10, which consisted of operating income of $0.01 per diluted share, excluding an $0.87 per diluted share non-cash impairment charge and a $0.24 per diluted share loss on the sale of divested businesses.
2006 RESULTS OF OPERATIONS COMPARED WITH 2005
Income from continuing operations increased $20.4 million to $179.8 million for 2006 compared with $159.4 million for 2005. The increase in earnings from continuing operations primarily was attributable to improvements in the combination of price and product mix, higher volume and reduced interest expense - net, which more than offset higher raw material and utility costs, higher restructuring and impairment charges and higher STAR expenses.
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
Net income for 2006 included the factors described above for income from continuing operations and the impact of discontinued operations. Loss from discontinued operations - net was $76.2 million in 2006 compared with income from discontinued operations - net of $27.8 million in 2005. The loss from discontinued operations - net in 2006 primarily related to a $60.6 million after-tax impairment charge recorded in the first quarter of 2006 to reflect the FIIS business at its fair value and a $16.6 million after-tax loss on the sale of divested businesses.

	Year Ended December 31
(In Millions of Dollars Except Per Share Data)	2006	2005	$ Change	% Change
Revenues	$4,040.8	$3,622.2	$418.6	12%
Cost of sales	3,045.2	2,700.1	345.1	13%

Gross profit	995.6	922.1	73.5	8%

Selling and administrative expenses	381.7	348.4	33.3	10%
Research, testing and development expenses	205.5	198.9	6.6	3%
Amortization of intangible assets	23.7	23.5	0.2	1%
Restructuring and impairment charges	51.9	15.9	36.0	*
Other income - net	(8.5)	(1.8)	(6.7)	*
Interest income	(20.4)	(8.1)	(12.3)	*
Interest expense	99.7	105.1	(5.4)	(5%	)

Income from continuing operations before income taxes	262.0	240.2	21.8	9%
Provision for income taxes	82.2	80.8	1.4	2%

Income from continuing operations	179.8	159.4	20.4	13%
(Loss) income from discontinued operations - net of tax	(76.2)	27.8	(104.0)	*

Net income	$103.6	$187.2	$(83.6)	(45%	)

Basic earnings (loss) per share:
Continuing operations	$2.62	$2.35	$0.27	11%
Discontinued operations	(1.11)	0.41	(1.52)	*

Net income per share, basic	$1.51	$2.76	$(1.25)	(45%	)

Diluted earnings (loss) per share:
Continuing operations	$2.59	$2.32	$0.27	12%
Discontinued operations	(1.10)	0.40	(1.50)	*

Net income per share, diluted	$1.49	$2.72	$(1.23)	(45%	)

*	Calculation not meaningful
Revenues The increase in revenues in 2006 compared with 2005 primarily was due to an 11% improvement in the combination of price and product mix and a 1% increase in volume. We experienced volume gains in Asia-Pacific / Middle East and Latin America.
Analysis of Volume - 2006 vs. 2005 Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2006 as well as the percentage changes compared with 2005:

	2006
	Volume	% Change
North America	48%	–
Europe	26%	(1%)
Asia-Pacific / Middle East	21%	6%
Latin America	5%	11%

Total	100%	1%

Segment volume variances by geographic zone, as well as the factors explaining the changes in segment revenues for 2006 compared with 2005, are contained within the “Segment Analysis” section.

Cost of Sales The increase in cost of sales for 2006 compared with 2005 primarily was due to higher average raw material cost and higher manufacturing expenses. Average raw material cost increased 14% in 2006 compared with 2005 primarily due to higher petrochemical raw material cost. Total manufacturing expenses increased 4% in 2006 compared with 2005, primarily due to higher salaries and benefits, higher utility costs and increased volume. On a per-unit-sold basis, manufacturing costs increased 2% in 2006 compared with 2005.
Gross Profit Gross profit increased $72.5 million, or 8%, in 2006 compared with 2005. The increase primarily was due to an improvement in the combination of price and product mix and higher volume partially offset by higher average raw material cost. In addition, gross profit was impacted unfavorably by higher salaries and benefits, an increase in utility costs and an unfavorable currency impact in 2006 when compared with 2005. Although we were successful in raising selling prices to offset higher cost of sales, our 2006 gross profit percentage decreased to 24.6% compared with 25.5% in 2005 due to the increase in net sales from our pricing responses to escalating raw material costs.
Selling and Administrative Expenses Selling and administrative expenses increased $33.3 million, or 10%, in 2006 compared with 2005. The increase primarily reflects an increase in salaries and benefits including the addition of growth resources, an increase of $4.5 million associated with a newly commenced project to implement a common information systems platform primarily in the Lubrizol Advanced Materials segment, the unfavorable impact of variable accounting for some of our liability-based incentive plans, a $2.9 million pension settlement charge for a non-qualified pension plan distribution and incremental stock-based compensation expense of $2.4 million associated with the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R.
Research, Testing and Development Expenses The timing and amount of research, testing and development expenses are affected by lubricant additives product standards, which change periodically to meet new emissions, efficiency, durability and other performance factors as OEMs improve engine and transmission designs. Technology expenses increased $6.6 million, or 3%, in 2006 compared with 2005 primarily due to increases in annual salaries and benefits. During 2006 and 2005, approximately 87% of our technology costs were incurred in company-owned facilities and approximately 13% were incurred at third-party facilities.
Restructuring and Impairment Charges In 2006, we recorded aggregate restructuring and impairment charges of $51.9 million, or $0.47 per diluted share, primarily related to the write-down of a trade name in the Lubrizol Advanced Materials segment and the phase-out of a manufacturing facility in the Lubrizol Additives segment.
The components of the 2006 restructuring and impairment charges are detailed as follows:

	Asset	Other Plant
(In Millions of Dollars)	Impairments	Exit Costs	Severance	Total
Noveon trade name impairment	$ 41.2	$ –	$ –	$ 41.2
Bromborough, U.K. plant closure	–	4.8	1.9	6.7
Lubrizol Advanced Materials plant and line closures and workforce reductions	3.3	0.2	0.6	4.1
Other	–	–	(0.1)	(0.1)

Total restructuring and impairment charges	$ 44.5	$ 5.0	$ 2.4	$ 51.9

As part of our corporate goal to enhance our “one company” identity and to reflect more accurately our positioning in the marketplace, we completed a corporate identity review in the fourth quarter of 2006. We made a final determination in January 2007 that the trade name “Noveon” no longer would be used to describe the Lubrizol Advanced Materials segment of our company and that its use would be discontinued except in connection with our consumer specialties product line. We acquired the rights to the Noveon trade name in June 2004 when we acquired Noveon International, Inc. (Noveon International). At the time of acquisition, an appraised value was attached to the Noveon trade name. We calculated a pretax charge of $41.2 million ($25.4 million after tax) to reduce the related asset to its estimated fair value. This charge was reflected in the fourth quarter of 2006 as we believed at that time we would more likely than not discontinue the use of the Noveon trade name, except in the limited context of our consumer specialties product line.
In September 2006, we entered into an agreement to sell the manufacturing facility located in Bromborough, United Kingdom. The sale closed in January 2007. In connection with the sale, we received net cash proceeds of $5.9 million and recorded a pretax gain of $2.8 million during the first quarter of 2007. The gain was classified as a reduction to restructuring charges associated with closure of the facility. Production from the Bromborough facility was transferred to higher-capacity Lubrizol facilities in France and the United States. The sale of the facility avoided approximately $3.0 million to $5.0 million in restructuring costs that would have been associated with demolition of the plant facilities on the site. On January 17, 2005, we announced our plans to phase-out production at the Bromborough facility by the end of 2006. At that time, we estimated that total restructuring costs, including employee severance and other plant closure costs (including planned demolition costs), would be approximately $15.0 million. Cumulative pretax charges of approximately $12.8 million were incurred through 2006, of which $6.7 million were incurred in 2006, to satisfy severance and retention obligations, plant dismantling, site restoration and other site environmental evaluation costs. We invested approximately $15.3 million in capital related to the Bromborough closure through December 31, 2006 for capacity upgrades in France and the United States.
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
Other Income - Net The increase in other income - net for 2006 compared with 2005 primarily was due to the favorable legal settlements of insurance and commercial matters of $11.6 million and an increase in the net gain on the sale of property of $1.3 million, partially offset by an increase in currency transaction losses of $2.4 million and an increase in the elimination of minority interest of $2.4 million due to higher profitability of our joint ventures.
Interest Expense - Net The decrease in interest expense - net for 2006 compared with 2005 primarily was due to an increase in interest income of $12.3 million as a result of our increased cash and short-term investments from the divestiture proceeds and a decrease in interest expense of $5.4 million due to a reduction in our long-term debt balances.
Provision for Income Taxes Our effective tax rate was 31.4% in 2006 compared with 33.6% in 2005. The decrease in the effective tax rate primarily was due to the favorable provision impacts of foreign operations.
Income from Continuing Operations Primarily as a result of the above factors, income from continuing operations per diluted share was $2.59 in 2006 compared with $2.32 in 2005.
Net Income Net income included a loss from discontinued operations per diluted share of $1.10 in 2006 compared with income from discontinued operations per diluted share of $0.40 in 2005. The loss from discontinued operations per diluted share of $1.10 in 2006 consisted of operating income of $0.01 per diluted share, excluding an $0.87 per diluted share impairment charge and a $0.24 per diluted share loss on the sale of divested businesses.
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
The proportion of consolidated revenues and segment operating income attributed to each segment was as follows:

	2007	2006	2005
Revenues:
Lubrizol Additives	66%	64%	63%
Lubrizol Advanced Materials	34%	36%	37%

Segment Operating Income:
Lubrizol Additives	73%	64%	64%
Lubrizol Advanced Materials	27%	36%	36%
OPERATING RESULTS BY SEGMENT

				2007 vs. 2006			2006 vs. 2005
(In Millions of Dollars)	2007	2006	2005	$ Change	% Change		$ Change	% Change
Revenues:
Lubrizol Additives	$2,961.1	$2,600.5	$2,280.0	$360.6	14%		$320.5	14%
Lubrizol Advanced Materials	1,537.9	1,440.3	1,342.2	97.6	7%		98.1	7%

Total	$4,499.0	$4,040.8	$3,622.2	$458.2	11%		$418.6	12%

Gross Profit:
Lubrizol Additives	$704.7	$581.2	$531.0	$123.5	21%		$50.2	9%
Lubrizol Advanced Materials	416.2	414.4	391.1	1.8	–		23.3	6%

Total	$1,120.9	$995.6	$922.1	$125.3	13%		$73.5	8%

Segment Operating Income:
Lubrizol Additives	$391.0	$303.0	$263.3	$88.0	29%		$39.7	15%
Lubrizol Advanced Materials	141.8	167.6	150.9	(25.8)	(15%	)	16.7	11%

Total	$532.8	$470.6	$414.2	$62.2	13%		$56.4	14%

LUBRIZOL ADDITIVES SEGMENT
2007 COMPARED WITH 2006
Revenues Revenues increased 14% in 2007 when compared with 2006. The increase was due to a 7% improvement in the combination of price and product mix, a 4% increase in volume and a 3% favorable currency impact. This increase includes the impact of acquisitions, which contributed 1% to the volume increase in 2007.

Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2007 as well as the percentage changes compared with 2006:

	2007
	Volume	% Change
North America	36%	-
Europe	31%	6%
Asia-Pacific / Middle East	26%	4%
Latin America	7%	24%

Total	100%	4%

Volume in 2007 established a record primarily due to business gains in Europe, Asia-Pacific / Middle East and Latin America. North America volumes were level when compared with 2006 as our decision to exit low margin fuel additive business was offset by stronger customer demand in other product areas.
Gross Profit Gross profit increased $123.5 million, or 21%, in 2007 compared with 2006 as we continued to recover margin lost in prior periods. The Lubrizol Additives segment implemented a series of price increases in 2005 and 2006 in response to continued raw material and manufacturing cost increases. The effective dates of the selling price increases varied by geographic sales zone. Gross profit improved primarily due to the combination of price and product mix, increased volume and a favorable currency impact, partially offset by a 6% increase in average material cost in 2007 as compared with 2006. Manufacturing costs on a per-unit-sold basis increased 9% in 2007 compared with 2006 primarily due to higher manufacturing costs for maintenance materials and contract labor costs mostly attributable to our plants in the U.S. Gulf Coast and Europe, an unfavorable currency impact and higher environmental-related charges. These cost increases partially were offset by lower utility costs. In addition, we experienced unfavorable manufacturing cost absorption as we lowered first quarter production to reduce inventory levels from the prior year end.
The gross profit percentage increased to 23.8% in 2007 compared with 22.3% in 2006. The increase in gross profit percentage primarily related to the improvements in the combination of price and product mix, increased volume and a favorable currency impact.
Selling, Technical, Administrative and Research Expenses STAR expenses increased 10% in 2007 compared with 2006. Selling and administrative costs increased $22.0 million primarily from an unfavorable currency impact and increased incentive compensation expense. In addition, technical expenses increased $6.6 million primarily due to higher fuel and test part costs and an unfavorable currency impact.
Other Income - Net Other income in 2007 included a $5.0 million gain on the sale of land recorded in the first quarter of 2007, while other income in 2006 was impacted favorably by $10.4 million due to legal settlements of insurance and commercial matters as well as a $1.5 million gain on the sale of certain properties.
Segment Operating Income Segment operating income increased 29% in 2007 compared with 2006 due to the factors discussed above.
2006 COMPARED WITH 2005
Revenues Revenues increased 14% in 2006 when compared with 2005. The increase primarily was due to an improvement in the combination of price and product mix, while a slight increase in volume was offset by a slight unfavorable impact of currency.

Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2006 as well as the percentage changes compared with 2005:

	2006
	Volume	% Change
North America	38%	1%
Europe	30%	(3%)
Asia-Pacific / Middle East	26%	2%
Latin America	6%	6%

Total	100%	–

Volume increased slightly in 2006 compared with 2005; however, excluding the impact of nonrecurring, temporary business gains in 2005, volume increased 2% in 2006 compared with 2005.
The decrease in volume in Europe was due in part to a change in a customer sourcing from Europe to North America. The volume growth in the Asia-Pacific / Middle East region primarily resulted from growth in China, which represented our third largest country in terms of volume sold despite the fact that a majority of the 2005 temporary business gains occurred in this region. The volume growth in Latin America primarily was driven by stronger demand by our major international customers.
Gross Profit Gross profit increased 9% in 2006 compared with 2005 as we continued to recover from margin erosion that occurred in 2005 and prior years. The Lubrizol Additives segment implemented a series of price increases in 2006 and 2005 in response to continued raw material and utility cost increases. The effective dates of the selling price increases varied by geographic zone. The gross profit increase primarily was due to an improvement in the combination of price and product mix partially offset by a 19% increase in average material cost in 2006 as compared with 2005. Manufacturing costs on a per-unit-sold basis increased 3% in 2006 compared with 2005. The increase was due in part to higher utility costs as well as higher operating supplies and outside services partially offset by lower depreciation expense, employee benefits and a reclassification of certain expenses from manufacturing to STAR due to a change in organization structure in our European operations. In addition, manufacturing costs were impacted favorably by approximately $5.2 million in 2006 as we curtailed production activity at our Bromborough, U.K. plant in accordance with our previously announced timetable to close this facility.
The gross profit percentage declined to 22.3% in 2006 compared with 23.3% in 2005. The decline in gross profit percentage primarily was due to continuing raw material cost increases throughout most of 2006 outpacing the timing of price increases.
Selling, Technical, Administrative and Research Expenses STAR expenses increased 7% in 2006 compared with 2005. This increase primarily was due to an increase in selling and administrative expenses of $14.8 million. The higher selling and administrative costs primarily resulted from the impact of reclassifying to STAR certain expenses that previously were classified as manufacturing resulting from a change in organization structure in our European operations, increases in base and variable compensation and a change in the timing of annual salary increases. The balance of the change in STAR expenses was due to an increase in technical expenses of $3.5 million primarily associated with technical programs within our driveline and industrial oils additives packages.
Other Income - Net Other income was impacted favorably by $10.4 million due to legal settlements of insurance and commercial matters as well as a $1.5 million gain on the sale of certain properties.
Segment Operating Income Segment operating income increased 15% in 2006 compared with the prior year due to the factors discussed above.

LUBRIZOL ADVANCED MATERIALS SEGMENT
2007 COMPARED WITH 2006
Revenues Revenues for the Lubrizol Advanced Materials segment increased 7% in 2007 compared with 2006. The increase was due to a 3% improvement in the combination of price and product mix, a 2% increase in volume and a 2% favorable currency impact.
Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2007 as well as the percentage changes compared with 2006:

	2007
	Volume	% Change

North America	67%	(1%)
Europe	17%	2%
Asia-Pacific / Middle East	12%	19%
Latin America	4%	21%

Total	100%	2%

In the first quarter of 2007, we made a minor change to improve the consistency of our reporting of shipment volumes. Volume in our performance coatings product line, and to a much lesser extent, our Noveon consumer specialties product line, was reported previously on a dry basis, or excluding the carrier fluid that is shipped with the base performance material. We are now reporting all product lines on an “as shipped” basis, including carrier fluid that is blended with the base material. This change has been reflected for all periods presented.
Volume in North America decreased 1% in 2007 compared with 2006 as increases in our engineered polymers and Noveon consumer specialties product lines were more than offset by a decrease in our performance coatings product line. The increase in our Noveon consumer specialties product line was due to increased customer demand in our surfactants business and personal care applications. Volume in our engineered polymers product line increased due to strong demand in fire sprinkler and industrial applications. Volume in our performance coatings product line decreased due to reduced customer demand in textiles and inks applications.
Volume in Europe increased 2% in 2007 compared with 2006 as increases in our engineered polymers and Noveon consumer specialties product lines more than offset a decrease in our performance coatings product line. The increase in our engineered polymers product line primarily was due to increased customer demand in industrial and plumbing applications. Volume in our Noveon consumer specialties product line increased due to strong demand in personal care and pharmaceutical applications. Volume in our performance coatings product line decreased due to reduced customer demand in inks applications.
Volume in Asia-Pacific / Middle East increased 19% in 2007 compared with 2006 with increases in all of our product lines. This increase was due to strong customer demand in geophysical, fiber, plumbing, industrial, paints and coatings, inks, textiles, personal care and explosives applications.
Volume in Latin America increased 21% in 2007 compared with 2006 with increases in all of our product lines. The volume increase primarily was attributable to increased customer demand in plumbing, explosives, personal care and paints and coatings applications.
Gross Profit Gross profit increased $1.8 million in 2007 compared with 2006. The slight increase in segment gross profit in 2007 primarily was due to an improvement in the combination of price and product mix and increased volume, offset by higher average raw material cost and manufacturing expenses. Average raw material cost increased 7% in 2007 compared with 2006. Manufacturing costs increased primarily due to increased compensation expense, an unfavorable currency impact and higher volume. Manufacturing costs on a per-unit-sold basis increased 5% in 2007 compared with 2006.
The gross profit percentage for this segment was 27.1% in 2007 compared with 28.8% in 2006. The decrease in gross profit percentage in 2007 was due to higher average raw material cost and manufacturing expenses.
Selling, Technical, Administrative and Research Expenses STAR expenses increased $25.7 million, or 11%, in 2007 compared with 2006. The increase in STAR was due to increased headcount to support our growth strategy, an unfavorable currency impact, higher compensation expense and higher costs associated with the implementation of a common information systems platform.
Segment Operating Income Segment operating income decreased 15% in 2007 compared with 2006. The decrease in segment operating income primarily was due to the factors discussed above.
2006 COMPARED WITH 2005
Revenues Revenues for the Lubrizol Advanced Materials segment increased 7% in 2006 compared with 2005. The increase was due to a 4% improvement in the combination of price and product mix and a 3% increase in volume. The improvement in the combination of price and product mix primarily occurred in our Noveon consumer specialties product line.
Volume patterns vary in different geographic zones. The following table shows the geographic break-down of our volume in 2006 as well as the percentage changes compared with 2005:

	2006
	Volume	% Change

North America	69%	(1%)
Europe	17%	5%
Asia-Pacific / Middle East	10%	28%
Latin America	4%	32%

Total	100%	3%

Our performance coatings product line had a slight decrease in volume in North America in 2006 compared with 2005, which we believe primarily was due to the continued migration of the textile industry from North America to China. Our engineered polymers and Noveon consumer specialties product lines both had increases in volume in North America in 2006 compared with 2005. The increase in our engineered polymers product line was due to increased customer demand in both our Estane® thermoplastic polyurethane business (Estane) and our TempRite® engineered polymers business (TempRite). TempRite benefited from continued conversions from metals to plastics. The increase in the Noveon consumer specialties product line primarily was due to increased customer demand in our personal care and home care businesses and tolling sales to the buyer of our FIIS business.
Our engineered polymers and performance coatings product lines had increases in Europe in 2006 compared with 2005. The increase in our performance coatings product line primarily was due to customer demand and market share gains in the textiles market and customer demand in the paints and coatings market. The increase in our engineered polymers product line was due to market-share gains in our Estane business and business gains in our TempRite business resulting from continued conversions from metals to plastics. Our Noveon consumer specialties product line had a decrease in volume in Europe in 2006 compared with 2005 primarily attributable to our AMPS® specialty monomers business. The increase in Asia-Pacific / Middle East volume for 2006 primarily was due to higher customer demand and market-share gains in both our Estane business and performance coatings product line, predominately in the textiles market, and higher customer demand in our Noveon consumer specialties product line. We also experienced higher customer demand in the TempRite business, particularly in the Middle East and India.

Gross Profit Gross profit increased $23.3 million, or 6%, in 2006 compared with 2005. The increase in segment gross profit in 2006 primarily was the result of higher revenues due to the increase in volume and improvement in the combination of price and product mix partially offset by higher average raw material cost and manufacturing costs. Average raw material cost increased 4% in 2006 compared with 2005. Manufacturing costs primarily were higher due to increased utility costs, the impact of reclassifying certain expenses from STAR to manufacturing as a result of a change in organizational structure in our European operations and higher volume.
The gross profit percentage for this segment was 28.8% in 2006 compared with 29.1% in 2005. The decrease in gross profit percentage in 2006 was due to higher average raw material cost partially offset by an improvement in the combination of price and product mix.
Selling, Technical, Administrative and Research Expenses STAR expenses increased $9.0 million, or 4%, in 2006 compared with 2005. The increase in STAR was due to higher salaries and incentive compensation and increased hiring to support growth initiatives partially offset by the impact of reclassifying certain expenses from STAR to manufacturing as a result of a change in organizational structure in our European operations and reductions in bad debt expense.
Segment Operating Income Segment operating income increased 11% in 2006 compared with 2005. The increase in segment operating income primarily was due to the increase in segment gross profit as described above, partially offset by the increase in STAR expenses.
WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES The following table summarizes our financial performance indicators of liquidity:

	2007	2006

Cash and short-term investments (in millions of dollars)	$502.3	$575.7
Working capital (in millions of dollars)	$962.6	$1,201.9
Current ratio	2.1	2.9
Debt as a % of capitalization	42.2%	47.8%
Net debt as a % of capitalization	32.1%	36.5%
SUMMARY OF CASH FLOWS The following table summarizes the major components of cash flows:

(In Millions of Dollars)	2007	2006	2005

Cash provided by (used for):
Operating activities	$476.4	$334.8	$362.2
Investing activities	(309.8)	151.4	(106.8)
Financing activities	(260.0)	(183.9)	(312.8)
Effect of exchange-rate changes on cash	20.0	11.0	(16.1)

Net (decrease) increase in cash and short-term investments	$(73.4)	$313.3	$(73.5)

OPERATING ACTIVITIES
Cash provided by operating activities increased $141.6 million in 2007 compared with 2006. The increase in cash provided by operating activities primarily related to an increase in net income and an improvement in working capital levels. Specifically, we focused our efforts toward reducing inventory levels and our accounts payable improved due to the timing of raw material purchases and cash disbursements. In addition, the accounts payable we retained at the closing of the FIIS divestiture had an unfavorable impact of $27.0 million to operating cash flows in 2006. We also improved the timeliness of our cash collections, which partially offset our increase in accounts receivable associated with higher revenues.

We manage our levels of inventories and accounts receivable on the basis of average days sales in inventory and average days sales in receivables. Our goal is to minimize our investment in inventories while at the same time ensuring reliable supply for our customers. Our average days sales in inventory improved to 76.6 days for the year ended December 31, 2007 from 80.9 days for the year ended December 31, 2006. Our average days sales in receivables improved to 47.2 days for the year ended December 31, 2007 from 48.7 days for the year ended December 31, 2006.
INVESTING ACTIVITIES
On February 7, 2007, we used $15.7 million to acquire assets from Lockhart. On November 1, 2007, we used $124.6 million to acquire assets from Croda.
Our capital expenditures in 2007 were $182.8 million, as compared with $130.9 million and $136.7 million in 2006 and 2005, respectively. Capital expenditures increased in 2007 as we increased our production capacity in our Lubrizol Advanced Materials product lines in China, North America and Europe to meet growing demand and continued our project to bring both segments onto a common information systems platform. Capital expenditures for the Lubrizol Additives segment primarily are made to maintain existing manufacturing capacity and plant infrastructure. Approximately 35% of the capital expenditures in the Lubrizol Advanced Materials segment related to increasing capacity. In 2008, we estimate annual capital expenditures will be approximately $215.0 million to $225.0 million.
The sales of FIIS and A&I were completed on May 1, 2006 and May 23, 2006, respectively. In consideration for these divested businesses, we received net cash proceeds of approximately $254.8 million and $10.4 million, respectively. The FIIS sale resulted in a taxable gain, which was offset by our net operating loss carryforwards. The sale of Telene was completed in February 2006 for net cash proceeds of $6.2 million.
FINANCING ACTIVITIES
Cash used for financing activities increased $76.1 million in 2007 compared with 2006. Cash used for financing activities of $260.0 million in 2007 primarily consisted of the repayment of €85.0 million against our €250.0 million revolving credit agreement, which repaid our euro credit facility in full, the repurchase of common shares and the payment of dividends, partially offset by proceeds from the exercise of stock options. This compares to $183.9 million used for financing activities in 2006, which primarily consisted of net repayments of long-term debt and the payment of dividends, partially offset by proceeds from the exercise of stock options.
CAPITALIZATION AND CREDIT FACILITIES
At December 31, 2007, our total debt outstanding of $1,428.8 million consisted of 72% fixed-rate debt and 28% variable-rate debt, including $400.0 million of fixed-rate debt that effectively has been swapped to a variable rate. Our weighted-average interest rate at December 31, 2007 was approximately 5.6%.
Our net debt to capitalization ratio at December 31, 2007 was 32.1%. Net debt represents total short-term and long-term debt, excluding original issue discounts and unrealized gains and losses on derivative instruments designated as fair-value hedges of fixed-rate debt, reduced by cash and short-term investments. Capitalization is calculated as shareholders’ equity plus net debt. Total debt as a percent of capitalization was 42.2% at December 31, 2007.
Our ratio of current assets to current liabilities was 2.1 and 2.9 at December 31, 2007 and 2006, respectively. The decrease in our current ratio from December 31, 2006 to December 31, 2007 primarily was related to the reclassification of $204.9 million from long-term to short-term debt.
On September 20, 2006, we amended our five-year unsecured committed U.S. bank credit agreement to reduce the revolving credit facility from $500.0 million to $350.0 million and extend the maturity date to September 2011. In addition, as of September 20, 2006, our direct and indirect domestic subsidiaries were released as guarantors under the credit agreement and we no longer are subject to any investment or acquisition restrictions. This credit facility allows us to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified credit spread. At December 31, 2007, we had no outstanding borrowings under this agreement.
In addition, at December 31, 2007, two of our wholly owned foreign subsidiaries had a €250.0 million revolving credit facility that matures in September 2010. This credit agreement permits these foreign subsidiaries to borrow at variable rates based on EURIBOR plus a specified credit spread. We have guaranteed all obligations of the borrowers under the credit agreement. On September 20, 2006, we amended this credit agreement such that we no longer are subject to any investment or acquisition restrictions. No other terms or conditions of the agreement were modified. At December 31, 2007, we had no borrowings under this agreement.
The cash and short-term investments balance of $502.3 million at December 31, 2007 will be used to fund ongoing operations, pay down debt, pursue acquisition opportunities and buy back shares. Given the call premium on our long-term debt, it is unlikely that we will reduce debt significantly before our next scheduled maturity in late 2008. We have no debt that is prepayable without incurring a penalty. Therefore, it is possible that we will carry excess cash until our next scheduled maturity.
CONTRACTUAL CASH OBLIGATIONS
The following table shows our contractual cash obligations under debt agreements, leases, non-cancelable purchase commitments and other long-term liabilities at December 31, 2007:

	Payments Due by Period
(In Millions of Dollars)	Total	2008	2009 - 2010	2011 - 2012	2013 and After

Total debt (1)	$1,433.3	$200.3	$382.5	$0.5	$850.0
Interest (2)	873.7	80.9	120.7	103.0	569.1
Operating leases	66.8	18.9	30.6	13.5	3.8
Non-cancelable purchase commitments (3)	177.1	93.2	74.4	5.9	3.6
Other long-term liabilities (4)(5)	66.4	37.5	8.1	0.4	20.4

Total contractual cash obligations	$2,617.3	$430.8	$616.3	$123.3	$1,446.9

(1)	Total debt includes both the current and long-term portions of debt as reported in Note 7 to the consolidated financial statements, excluding original issue discounts and unrealized gains on derivative instruments designated as fair-value hedges of fixed-rate debt.

(2)	Represents estimated contractual interest payments for fixed-rate debt only. We are not able to estimate reasonably the cash payments for interest associated with variable-rate debt due to the significant estimation required relating to both market interest rates as well as projected principal payments.

(3)	Non-cancelable purchase commitments primarily include raw materials purchased under take-or-pay contracts, drumming, warehousing and service contracts, utility purchase agreements, terminal agreements and toll processing arrangements.

(4)	Other long-term liabilities disclosed in the table represent long-term liabilities reported in our consolidated balance sheet at December 31, 2007 under “noncurrent liabilities,” excluding pension, postretirement, postemployment, environmental and other non-contractual liabilities. At December 31, 2007, we had gross unrecognized tax benefits of $59.3 million relating to uncertain tax positions. Due to the high degree of uncertainty regarding the timing of future cash outflows associated with these tax positions, we are unable to estimate when cash settlement may occur.

(5)	We are required to make minimum contributions to our U.S. qualified defined benefit pension plans pursuant to the minimum funding requirements of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended. Funding requirements for plans outside the United States are subject to applicable local regulations. In 2008, we expect to make employer contributions of approximately $30.5 million to the qualified plans to satisfy these minimum statutory funding requirements. In 2008, we expect to make payments of approximately $1.6 million relating to our unfunded pension plans. The expected payments associated with the unfunded plans represent an actuarial estimate of future assumed payments based upon retirement and payment patterns. Actual amounts paid could differ from this estimate. In addition, non-pension postretirement benefit payments are expected to approximate $5.1 million in 2008. We have included these expected contributions of $37.2 million in the above table. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit pension and other plans, such as interest rate levels, the amount and timing of asset returns and future restructurings, if any, we are not able to reasonably estimate our contributions beyond 2008.
In addition, at December 31, 2007, we had $35.7 million of contingent obligations under standby letters of credit issued in the ordinary course of business to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions, insurance and benefit programs.
We had $1,428.8 million of debt outstanding at December 31, 2007 compared with $1,541.7 million outstanding at December 31, 2006. Our total debt as a percent of capitalization has decreased from 47.8% at December 31, 2006 to 42.2% at December 31, 2007. We believe our future operating cash flows will be sufficient to cover our debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we have untapped borrowing capacity that can provide us with additional financial resources. We currently have a shelf registration statement filed with the Securities and Exchange Commission (SEC) under which $359.8 million of debt securities, preferred shares or common shares may be issued. In addition, at December 31, 2007, we maintained cash and short-term investment balances of $502.3 million and had $350.0 million available under our U.S. revolving credit facility and €250.0 million available under our euro revolving credit facility.
GUARANTEES
On May 1, 2006, we sold the FIIS business to SPM Group Holdings, LLC, now known as Emerald Performance Materials, LLC (Emerald). As a result of the sale, Emerald became responsible for a supplier contract with SK Corporation (SK). We provided a guarantee to SK, revocable by us upon 60 days’ prior written notice, for the timely performance of Emerald’s payment obligations provided SK is unable to collect payment from Emerald using commercially reasonable efforts. On November 5, 2007, we terminated the guarantee, which originally extended to January 31, 2008.
INDEMNIFICATIONS
We have provided indemnifications to Emerald with respect to the FIIS business sold to them. These indemnifications are associated with the price and quantity of raw material purchases, permit costs, costs incurred due to the inability to obtain permits and environmental matters. For those indemnification agreements where a payment by us is probable and estimable, we recorded a liability at December 31, 2007. We believe that losses incurred in any of these matters would not have a material effect on our business, financial condition or results of operations.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements and related disclosures in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires us to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, we have utilized available information including our past history, industry standards and the current economic environment, among other factors, in forming our estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating our estimates inherent in these financial statements may not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to similar businesses.
ACCOUNTING FOR RESERVES AND CONTINGENCIES
Our accounting policies for reserves and contingencies cover a wide variety of business activities, including reserves for potentially uncollectible receivables, slow-moving or obsolete inventory and legal and environmental exposures. We accrue these reserves when our assessments indicate that it is probable that we have incurred a liability or will not recover an asset and we can reasonably estimate an amount. For tax exposures, we only recognize the economic benefit associated with a tax position if it is more likely than not that we will ultimately sustain a tax position. After this threshold is met, we report a tax position at the largest amount of benefit that is more likely than not to be ultimately sustained. We review these estimates quarterly based on currently available information. Actual results may differ from our estimates and our estimates may be revised depending upon the outcome or changed expectations based on the facts surrounding each exposure. We discuss annually with the audit committee of our board of directors our reserves and contingencies, as well as our policies and processes for evaluating them.
ACCOUNTING FOR SALES DISCOUNTS AND REBATES
We offer sales discounts and rebates to certain customers to promote customer loyalty and to encourage greater product sales. These rebate programs provide that upon the attainment of pre-established volumes or the attainment of revenue milestones for a specified period, the customer receives credits against purchases. We estimate the provision for rebates based upon the specific terms in each agreement at the time of shipment and an estimate of the customer’s achievement of the respective revenue milestones. We accrue customer claims, returns and allowances and discounts based upon our history of claims and sales returns and allowances. The estimated provisions significantly could be affected if future occurrences and claims differ from these assumptions and historical trends.
DETERMINATION OF NET PERIODIC PENSION COST
Each year we review with our actuaries the actuarial assumptions used in the determination of net periodic pension cost, as prescribed by SFAS No. 87, “Employers Accounting for Pensions.” The determination of net periodic pension cost is based upon a number of actuarial assumptions. The two most critical assumptions are the expected return on plan assets and the discount rate for determining the funded status. Other assumptions include the rate of compensation increase and demographic factors such as retirement age, mortality and turnover. We review the critical assumptions for our U.S. pension plans with the audit committee of our board of directors. Our net periodic pension cost for our U.S. pension plans was $24.0 million in 2007, $31.0 million in 2006 and $25.7 million in 2005. Our net periodic pension cost for all pension plans was $44.8 million in 2007, $52.9 million in 2006 and $43.5 million in 2005. The net periodic pension cost for all plans included a settlement loss of $2.9 million and $0.3 million in 2006 and 2005, respectively. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.
In developing our assumption for the expected long-term rate of return on plan assets, we considered historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. At December 31, 2007, our weighted-average assumptions for the U.S. pension plans and non-U.S. pension plans was 8.25% and 6.63% (7.56% on a weighted-average basis for all plans), respectively, based on our investment mix and projected market conditions. We believe our expected long-term rates of return represent a reasonable return that could be achieved over the long term using our current asset allocation. At December 31, 2007, our U.S. pension plans’ assets had an investment mix that approximated 68% in equity securities and 32% in debt securities, while our non-U.S. pension plans’ assets had an investment mix that approximated 62% in equity securities and 38% in debt securities.

A change in the rate of return of 100 basis points would have the following effects on 2008 net periodic pension cost:

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(2.9)	$2.9
International pension plans	(2.2)	2.2

All pension plans	$(5.1)	$5.1

The selection of a discount rate for pension plans is required to determine the value of future pension obligations and represents our best estimate of our cost in the marketplace to settle all pension obligations through annuity purchases. We determined the discount rate based upon current market indicators, including yields from dedicated bond portfolios that provide for a general matching of bond maturities with the projected benefit cash flows from our plans. The dedicated bond portfolios consist of non-callable corporate bonds that are at least AA- quality. We set the December 31, 2007 discount rate assumption for our U.S. pension plans at 6.67%, which was an increase from 6.25% at December 31, 2006. We set the December 31, 2007 weighted-average discount rate assumption for our non-U.S. pension plans at 5.61%, which was an increase from 4.89% at December 31, 2006. On a worldwide basis, the weighted-average discount rate increased to 6.19% at December 31, 2007 from 5.63% at December 31, 2006.
A change in the discount rate of 100 basis points would have the following effects on 2008 net periodic pension cost:

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. pension plans	$(2.5)	$5.3
International pension plans	(5.9)	5.1

All pension plans	$(8.4)	$10.4

At December 31, 2007, the accumulated benefit obligation for all pension plans worldwide exceeded the value of plan assets by $34.8 million. This represents a $48.5 million improvement in funded status from the $83.3 million in the total unfunded accumulated benefit obligation reported in 2006. The accumulated benefit obligation exceeded the plan assets for the U.S. pension plans by $12.9 million and the non-U.S. plans by $21.9 million in 2007. The primary driver behind the $48.5 million decrease in the unfunded benefit obligations was a result of an increase in discount rates at December 31, 2007.
We expect changes in pension plan assumptions to decrease pension expense for most pension plans worldwide in 2008. We expect the 2008 pension expense to be approximately $40.5 million, excluding the impact of any settlement charges. The expected decrease in pension expense in 2008, excluding the impact of settlement charges, primarily is due to an increase in expected returns on assets due to the increase in fair value of plan assets at December 31, 2007, a reduction in the amortization of actuarial losses and the increase in the discount rate for all plans, offset by an increase in interest cost associated with an increase in the projected benefit obligation.
DETERMINATION OF POSTRETIREMENT BENEFIT COST
Annually, we review with our actuaries the key economic assumptions used in calculating postretirement benefit cost as prescribed by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” Postretirement benefits include health care and life insurance plans. The determination of postretirement benefit cost is based upon a number of actuarial assumptions, including the discount rate for determining the accumulated postretirement benefit obligation, the assumed health care cost trend rates and the ultimate health care trend rate. Except for the U.S. plans, the same discount rate selected for the pension plans generally is used to calculate the postretirement benefit obligation by country. Net non-

pension postretirement benefit cost (credit) was $2.6 million in 2007, ($0.1) million in 2006 and $3.4 million in 2005.
A change in the discount rate of 100 basis points would have the following effects on 2008 postretirement benefit cost:

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$(0.4)	$0.4
International postretirement plans	(0.2)	0.5

All postretirement plans	$(0.6)	$0.9

A change in the assumed health care cost trend rate of 100 basis points would have the following effects on 2008 postretirement benefit cost:

	100 Basis Point
(In Millions of Dollars)	Increase	Decrease

U.S. postretirement plans	$1.1	$(1.0)
International postretirement plans	0.7	(0.4)

All postretirement plans	$1.8	$(1.4)

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
ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS
We review the carrying value of our long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss exists when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value generally is determined based upon a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent, cash flows are available.
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
DISCONTINUED OPERATIONS
In accordance with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we report in discontinued operations the results of a component of our business that either has been disposed of or is classified as held for sale. We classify a component of our business as held for sale if it meets the following criteria as of each balance sheet date:

•	We commit to a plan to sell the disposal group.

•	The disposal group is available for immediate sale in its present condition, subject only to the terms that are usual and customary for sales of such disposal groups.

•	We have initiated an active program to locate a buyer and other actions required to complete the plan to sell.

•	We believe the sale of the disposal group is probable and expect the transfer to qualify for recognition as a completed sale within one year.

•	We actively market the disposal group for sale at a price that is reasonable in relation to its current fair value.

•	Actions necessary to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
The results of operations of all entities that have been disposed of or are classified as held for sale have been classified in the income (loss) from discontinued operations - net of tax line item in the consolidated statements of income for 2006 and 2005. The 2007, 2006 and 2005 cash flow statements are presented on a consolidated basis, including both continuing operations and discontinued operations for 2006 and 2005.
ACCOUNTING FOR IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is to be tested annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of an operating segment below its carrying amount. We have elected October 1 as the annual evaluation date to test for potential goodwill impairment. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of earnings and cash flow, which are based upon our strategic plans. The combination of a discounted cash flow analysis and terminal value model is used to determine the fair value of each reporting unit. While we use available information to prepare estimates and to perform the impairment evaluation, actual results could differ significantly resulting in future impairment and charges related to recorded goodwill balances. We identified no impairment of goodwill in the annual impairment test completed in 2007. (See Note 6 to the consolidated financial statements.)
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
We completed a corporate identity review in the fourth quarter of 2006 and made a final determination in January 2007 to no longer use the trade name “Noveon” to describe the Lubrizol Advanced Materials segment of our company and that its use would be discontinued except in connection with the consumer specialties product line. As a result, we recognized an impairment charge for the Noveon trade name in accordance with SFAS No. 142. We calculated a pretax charge of $41.2 million ($25.4 million after tax) to reduce the related asset to its estimated fair value. We reflected this charge in the fourth quarter of 2006 as we believed at that time we would more likely than not discontinue the use of the Noveon trade name, except in the limited context of the consumer specialties product line.

ASSET-RETIREMENT OBLIGATIONS
We account for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 47, “Accounting for Conditional Asset-Retirement Obligations - an interpretation of FASB Statement No. 143.” FIN No. 47 requires the recognition of a liability for the fair value of a legal obligation to perform asset-retirement obligations (AROs) that are conditional on a future event if the amount can be reasonably estimated. We have identified AROs related to certain of our leased facilities and to asbestos remediation activities that may be required at other company-owned facilities in the future. We record liabilities for AROs at the time that they are identified and when they can be reasonably estimated. Due to the long-term, productive nature of some of our manufacturing operations, absent plans or expectation of plans to initiate asset retirement activities, we are unable to reasonably estimate the fair value of such asbestos remediation liabilities since the potential settlement dates cannot be determined at this time.
NEW ACCOUNTING STANDARDS
SFAS No. 141R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” This statement replaces SFAS No. 141, “Business Combinations,” requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R requires costs incurred to effect the acquisition to be recognized separately from the acquisition as period costs. SFAS No. 141R also requires the acquirer to recognize restructuring costs that the acquirer expects to incur, but is not obligated to incur, separately from the business combination. In addition, this statement requires an acquirer to recognize assets and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Other key provisions of this statement include the requirement to recognize the acquisition-date fair values of research and development assets separately from goodwill and the requirement to recognize changes in the amount of deferred tax benefits that are recognizable due to the business combination in either income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. At December 31, 2007, we had amounts recorded in our financial statements for unrecognized tax benefits and valuation allowances related to past acquisitions. Any reversal of these amounts prior to the adoption of SFAS No. 141R would affect goodwill. However, subsequent to the adoption of SFAS No. 141R, any reversals would affect the income tax provision in the period of reversal. With the exception of certain tax-related aspects described above, this statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after December 15, 2008. We currently are evaluating the impact of this recently issued standard on our consolidated financial statements.
SFAS No. 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Financial Statements-an amendment of ARB No. 51.” This statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement requires consolidated net income attributable to both the parent and the noncontrolling interest to be reported and disclosed in the consolidated financial statements. This statement also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. Early adoption is prohibited. We currently are evaluating the impact of this recently issued standard on our consolidated financial statements.
SFAS No. 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to make an irrevocable election to measure many financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument and, if applied, then it must be applied to the entire instrument. Unrealized gains and losses on items for which the entity elects the fair value option are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements.” Entities are not permitted to apply this statement retrospectively to the fiscal years preceding the effective date unless the entity chooses early adoption. We currently are evaluating the impact of this recently issued standard on our consolidated financial statements.
SFAS No. 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132R.” This statement requires an employer to recognize a plan’s funded status in its statement of financial position, measure a plan’s assets and obligations as of the end of the employer’s fiscal year and recognize the changes in a plan’s funded status in comprehensive income in the year in which the changes occur. SFAS No. 158’s requirement to recognize a plan’s funded status and new disclosure requirements are effective for us as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Currently, we measure plan assets and benefit obligations as of the date of our fiscal year end. We adopted the required provisions of SFAS No. 158 on December 31, 2006.
SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosure about fair value measurements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but simplifies and codifies related guidance within U.S. GAAP. SFAS No. 157 establishes a fair value hierarchy using observable market data as the highest level and an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. SFAS No. 157 requires adoption prospectively as of the beginning of the fiscal year in which this statement is initially applied, with the exception of certain financial instruments in which adoption is applied retrospectively as of the beginning of the fiscal year in which this statement initially is applied. We currently are evaluating the impact of this recently issued standard on our consolidated financial statements.
FIN No. 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes,” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN No. 48, a contingent tax asset only will be recognized if it is more likely than not that a tax position ultimately will be sustained. After this threshold is met, a tax position is reported at the largest amount of benefit that is more likely than not to be realized. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN No. 48 was effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires the cumulative effect of applying the provisions to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. Effective January 1, 2007, we adopted the provisions of FIN No. 48.

As a result of adopting FIN No. 48 on January 1, 2007, we recognized an $8.9 million reduction to retained earnings and a $5.4 million increase to goodwill for pre-acquisition income tax liabilities of Noveon International. At January 1, 2007, after recording this FIN No. 48 adoption impact, we had gross unrecognized tax benefits of $57.8 million, of which $38.8 million, if recognized, would have affected the effective tax rate. At December 31, 2007, we had gross unrecognized tax benefits of $59.3 million, of which $39.3 million, if recognized, would have affected the effective tax rate.
We recognize accrued interest and penalties related to unrecognized tax benefits as a component of the income tax provision. During the year ended December 31, 2007, we recognized gross interest expense of $4.2 million and gross interest income of $3.2 million in our consolidated statements of income. At December 31, 2007 and 2006, we had accrued $7.7 million and $7.1 million, respectively, for the potential payment of interest and penalties.
We operate in numerous taxing jurisdictions and are subject to regular examinations by various U.S. federal, state and foreign jurisdictions. Our income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions and difficulty in estimating the final resolution of complex tax audit matters, our estimates of income tax liabilities may differ from actual payments or assessments.
We do not anticipate that the total unrecognized tax benefits will change significantly due to the settlement of audits and the expiration of statute of limitations within one year of December 31, 2007.
With few exceptions, we no longer are subject to U.S. federal, state and local tax examinations for years before 2001 and foreign jurisdiction examinations for years before 2000.
Effective with the adoption of FIN No. 48, the majority of our unrecognized tax benefits are classified as noncurrent liabilities because payment of cash is not expected within one year. Prior to the adoption of FIN No. 48, we classified unrecognized tax benefits in accrued expenses and other current liabilities.
SFAS No. 123R
In December 2004, the FASB issued SFAS No. 123R. This standard requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are remeasured each reporting period. Compensation cost is recognized over the period that an employee provides service in exchange for the award. This standard replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and applies to all awards granted, modified, repurchased or cancelled after July 1, 2005. In April 2005, the SEC amended the compliance date of SFAS No. 123R through an amendment of Regulation S-X. We adopted SFAS No. 123R on January 1, 2006. Our adoption of SFAS No. 123R incrementally increased before-tax compensation expense by approximately $2.4 million during 2006.
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
We believe that the following factors, among others, could affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this annual report:
•	The cost, availability and quality of raw materials, especially petroleum-based products.

•	Our ability to sustain profitability of our products in a competitive environment.

•	The demand for our products as influenced by factors such as the global economic environment, longer-term technology developments and the success of our commercial development programs.

•	The risks of conducting business in foreign countries, including the effects of fluctuations in currency exchange rates upon our consolidated results and political, social, economic and regulatory factors.

•	The extent to which we are successful in expanding our business in new and existing markets and in identifying, understanding and managing the risks inherent in those markets.

•	The effects of required principal and interest payments and the high degree of volatility in the capital markets on our ability to fund capital expenditures and acquisitions and to meet operating needs.

•	Our ability to identify, complete and integrate acquisitions for profitable growth and operating efficiencies.

•	Our success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations.

•	Our ability to implement a new common information systems platform primarily into our Lubrizol Advanced Materials segment successfully, including the management of project costs, its timely completion and realization of its benefits.

•	Our ability to continue to reduce complexities and conversion costs and modify our cost structure to maintain and enhance our competitiveness.

•	Our success in retaining and growing the business that we have with our largest customers.

•	The cost and availability of energy, especially natural gas and electricity.

•	The effect of interest rate fluctuations on our net interest expense.

•	The risk of weather-related disruptions to our Lubrizol Additives production facilities located near the U.S. Gulf Coast.

•	Significant changes in government regulations affecting environmental compliance.
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
Our primary interest rate exposures relate to our cash and short-term investments, fixed-rate and variable-rate debt and interest rate swaps. The calculation of potential loss in fair value is based on an immediate change in the net present values of our interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flow and income before tax is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% increase in interest rates would have had a favorable impact and a hypothetical 10% decrease in interest rates would have had an unfavorable impact on fair values of $49.8 million and $41.1 million at December 31, 2007 and 2006, respectively. In addition, a hypothetical 10% increase in interest rates would have had an unfavorable impact and a hypothetical 10% decrease in interest rates would have had a favorable impact on cash flows and income before tax of $0.8 million and $1.6 million in 2007 and 2006, respectively.
Our primary currency exchange rate exposures are to foreign currency-denominated debt, intercompany debt, cash and short-term investments and forward foreign currency exchange contracts. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on fair values of $17.0 million and $3.5 million at December 31, 2007 and 2006, respectively. In addition, a hypothetical 10% increase in currency exchange rates would have had an unfavorable impact and a hypothetical 10% decrease in currency exchange rates would have had a favorable impact on cash flows of $24.9 million and $21.1 million and on income before tax of $6.5 million and $4.0 million in 2007 and 2006, respectively.
Our primary commodity hedge exposures relate to natural gas and electric utility expenses. The calculation of potential loss in fair value is based on an immediate change in the U.S. dollar equivalent balances of our commodity exposures due to a 10% shift in the underlying commodity prices. The potential loss in cash flow and income before tax is based on the change in cash flow and income before tax over a one-year period resulting from an immediate 10% change in commodity prices. A hypothetical 10% increase in commodity prices would have had a favorable impact and a hypothetical 10% decrease in commodity prices would have had an unfavorable impact on fair values, cash flows and income before tax of $1.4 million and $1.3 million in 2007 and 2006, respectively.

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
The Lubrizol Corporation’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included in this annual report.
/s/ James L. Hambrick
James L. Hambrick
Chairman, President and Chief Executive Officer
/s/ Charles P. Cooley
Charles P. Cooley
Senior Vice President, Treasurer and Chief Financial Officer
/s/ W. Scott Emerick
W. Scott Emerick
Corporate Controller
February 28, 2008

NEW YORK STOCK EXCHANGE CERTIFICATIONS
On April 30, 2007, James L. Hambrick, as chief executive officer, certified, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, that as of that date he was not aware of any violations by the Company of the NYSE’s Corporate Governance listing standards. This certification has been delivered to the NYSE.
The chief executive officer and chief financial officer certifications created by Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to our Form 10-K and are incorporated herein by reference.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
The Lubrizol Corporation
We have audited the internal control over financial reporting of The Lubrizol Corporation and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 28, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of new accounting standards.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
February 28, 2008

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)
To the Shareholders and Board of Directors of
The Lubrizol Corporation
We have audited the accompanying consolidated balance sheets of The Lubrizol Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Lubrizol Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Notes 2 and 12 to the consolidated financial statements, the Company changed its method of accounting for uncertain income tax positions with the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” effective January 1, 2007. As discussed in Notes 2 and 16 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” effective January 1, 2006. As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for defined pension and other postretirement plans with the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” effective December 31, 2006.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Cleveland, Ohio
February 28, 2008

THE LUBRIZOL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
(In Millions of Dollars Except Per Share Data)	2007	2006	2005
Revenues	$4,499.0	$4,040.8	$3,622.2
Cost of sales	3,378.1	3,045.2	2,700.1

Gross profit	1,120.9	995.6	922.1

Selling and administrative expenses	422.2	381.7	348.4
Research, testing and development expenses	218.9	205.5	198.9
Amortization of intangible assets	24.3	23.7	23.5
Restructuring and impairment charges	1.5	51.9	15.9
Other income – net	(8.8)	(8.5)	(1.8)
Interest income	(28.0)	(20.4)	(8.1)
Interest expense	91.8	99.7	105.1

Income from continuing operations before income taxes	399.0	262.0	240.2
Provision for income taxes	115.6	82.2	80.8

Income from continuing operations	283.4	179.8	159.4
Income (loss) from discontinued operations – net of tax	–	(76.2)	27.8

Net income	$283.4	$103.6	$187.2

Basic earnings (loss) per share:
Continuing operations	$4.10	$2.62	$2.35
Discontinued operations	–	(1.11)	0.41

Net income per share, basic	$4.10	$1.51	$2.76

Diluted earnings (loss) per share:
Continuing operations	$4.05	$2.59	$2.32
Discontinued operations	–	(1.10)	0.40

Net income per share, diluted	$4.05	$1.49	$2.72

Dividends paid per share	$1.16	$1.04	$1.04

The accompanying notes are an integral part of these consolidated financial statements.

THE LUBRIZOL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31
(In Millions of Dollars Except Share Data)	2007	2006
ASSETS
Cash and short-term investments	$502.3	$575.7
Receivables	665.9	573.6
Inventories	600.0	589.0
Other current assets	79.1	98.0

Total current assets	1,847.3	1,836.3

Property and equipment – at cost	2,763.2	2,546.0
Less accumulated depreciation	1,601.7	1,464.7

Property and equipment – net	1,161.5	1,081.3

Goodwill	1,170.8	1,076.1
Intangible assets – net	381.3	322.8
Investments in non-consolidated companies	8.3	7.7
Other assets	74.6	66.7

TOTAL	$4,643.8	$4,390.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$204.9	$3.7
Accounts payable	404.8	340.5
Accrued expenses and other current liabilities	275.0	290.2

Total current liabilities	884.7	634.4

Long-term debt	1,223.9	1,538.0
Pension obligations	195.2	237.9
Other postretirement benefit obligations	93.1	93.5
Noncurrent liabilities	147.7	72.3
Deferred income taxes	85.5	80.4

Total liabilities	2,630.1	2,656.5

Contingencies and commitments
Minority interest in consolidated companies	62.4	51.3

Preferred stock without par value – unissued	–	–
Common shares without par value - 68,383,833 and 69,020,569 outstanding shares at December 31, 2007 and 2006, respectively	763.6	710.1
Retained earnings	1,128.7	1,033.8
Accumulated other comprehensive income (loss)	59.0	(60.8)

Total shareholders’ equity	1,951.3	1,683.1

TOTAL	$4,643.8	$4,390.9

The accompanying notes are an integral part of these consolidated financial statements.

THE LUBRIZOL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
(In Millions of Dollars)	2007	2006	2005
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income	$283.4	$103.6	$187.2
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	161.4	161.8	179.8
Deferred income taxes	20.2	28.6	9.1
Deferred compensation	20.5	19.5	16.3
Restructuring and impairment charges	3.6	105.6	11.1
(Gain) loss from sales of property and equipment and divestitures	(7.5)	9.6	(3.9)
Change in current assets and liabilities, net of acquisitions and divestitures:
Receivables	(44.8)	(3.4)	(52.9)
Inventories	17.5	(56.2)	(47.5)
Accounts payable, accrued expenses and other current liabilities	20.1	(57.1)	56.1
Other current assets	4.0	3.4	6.9

	(3.2)	(113.3)	(37.4)

Change in noncurrent liabilities	1.8	8.5	8.6
Other items – net	(3.8)	10.9	(8.6)

Total operating activities	476.4	334.8	362.2

INVESTING ACTIVITIES
Capital expenditures	(182.8)	(130.9)	(136.7)
Acquisitions	(140.3)	–	–
Net proceeds from sales of property and equipment and divestitures	14.5	281.9	30.1
Other items – net	(1.2)	0.4	(0.2)

Total investing activities	(309.8)	151.4	(106.8)

FINANCING ACTIVITIES
Changes in short-term debt – net	(3.6)	(0.6)	(4.0)
Repayments of long-term debt	(114.0)	(143.4)	(512.2)
Proceeds from the issuance of long-term debt	–	–	235.8
Dividends paid	(80.0)	(71.2)	(70.4)
Payment of debt issuance costs	–	–	(0.8)
Common shares purchased	(100.3)	–	–
Proceeds from the exercise of stock options	28.2	26.5	38.8
Tax benefit from the exercise of stock options and awards	9.7	4.8	–

Total financing activities	(260.0)	(183.9)	(312.8)

Effect of exchange rate changes on cash	20.0	11.0	(16.1)

Net (decrease) increase in cash and short-term investments	(73.4)	313.3	(73.5)

Cash and short-term investments at the beginning of year	575.7	262.4	335.9

Cash and short-term investments at the end of year	$502.3	$575.7	$262.4

The accompanying notes are an integral part of these consolidated financial statements.

THE LUBRIZOL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

		Shareholders’ Equity
				Accumulated
	Number of			Other
	Shares	Common	Retained	Comprehensive
(In Millions)	Outstanding	Shares	Earnings	Income (Loss)	Total
BALANCE, JANUARY 1, 2005	66.8	$610.6	$885.2	$12.7	$1,508.5

Comprehensive income:
Net income 2005		–	187.2	–	187.2
Other comprehensive loss		–	–	(126.2)	(126.2)

Total comprehensive income					61.0
Dividends declared		–	(70.7)	–	(70.7)
Deferred stock compensation		8.8	–	–	8.8
Common shares – treasury:
Shares issued upon exercise of stock options and awards	1.2	44.3	–	–	44.3

BALANCE, DECEMBER 31, 2005	68.0	663.7	1,001.7	(113.5)	1,551.9

Comprehensive income:
Net income 2006		–	103.6	–	103.6
Other comprehensive income		–	–	115.5	115.5

Total comprehensive income					219.1
Adjustment to recognize pension and other postretirement benefit plans funded status		–	–	(62.8)	(62.8)
Dividends declared		–	(71.5)	–	(71.5)
Deferred stock compensation		11.2	–	–	11.2
Common shares – treasury:
Shares issued upon exercise of stock options and awards	1.0	35.2	–	–	35.2

BALANCE, DECEMBER 31, 2006	69.0	710.1	1,033.8	(60.8)	1,683.1

Cumulative effect of a change in accounting principle due to the adoption of FIN No. 48		–	(8.9)	–	(8.9)

BALANCE, JANUARY 1, 2007	69.0	710.1	1,024.9	(60.8)	1,674.2
Comprehensive income:
Net income 2007		–	283.4	–	283.4
Other comprehensive income		–	–	119.8	119.8

Total comprehensive income					403.2
Dividends declared		–	(82.6)	–	(82.6)
Deferred stock compensation		18.9	–	–	18.9
Common shares – treasury:
Common shares purchased	(1.7)	(3.3)	(97.0)	–	(100.3)
Shares issued upon exercise of stock options and awards	1.1	37.9	–	–	37.9

BALANCE, DECEMBER 31, 2007	68.4	$763.6	$1,128.7	$59.0	$1,951.3

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Financial Statements
(In Millions of Dollars Except Per Share Data)
Note 1 - NATURE OF OPERATIONS
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
The company is organized into two operating and reportable segments: Lubrizol Additives and Lubrizol Advanced Materials. Refer to Note 15 for a further description of the nature of the company’s operations, the product lines within each of the operating segments, segment operating income and related financial disclosures for the reportable segments.
Note 2 - SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION - The consolidated financial statements include the accounts of the company and its consolidated subsidiaries. The company consolidates certain entities in which it owns less than a 100% equity interest if it is either deemed to be the primary beneficiary in a variable interest entity, as defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” or where its ownership interest is at least 50% and the company has effective management control. The equity method of accounting is applied to non-consolidated entities in which the company can exercise significant influence over the entity with respect to its operations and major decisions. The book value of investments carried on the equity method and cost method were immaterial at December 31, 2007 and 2006.
In December 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Financial Statements-an amendment of ARB No. 51.” This statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement requires consolidated net income attributable to both the parent and the noncontrolling interest to be reported and disclosed in the consolidated financial statements. This statement also requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 and shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. Early adoption is prohibited. The company currently is evaluating the impact of this recently issued standard on its consolidated financial statements.
DISCONTINUED OPERATIONS - The results of a component of the company that either has been disposed of or is classified as held for sale are reported in discontinued operations in accordance with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A component of an entity is classified as held for sale when the transaction has been approved by the appropriate level of management and there are no known significant contingencies outstanding that would prevent the sale from closing within one year. The results of operations of all entities that have been disposed of or that are classified as held for sale in 2006 and 2005 have been classified as discontinued operations in all periods presented in the consolidated statements of income. The 2006 and 2005 cash flow statements are presented on a consolidated basis, including both continuing operations and discontinued operations.
USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
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
PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Repair and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Accelerated depreciation methods are used in computing depreciation on certain machinery and equipment for approximately 5% and 6% of the depreciable assets at December 31, 2007 and 2006, respectively. The remaining assets are depreciated using the straight-line method. The estimated useful lives are 10 to 40 years for buildings and building and land improvements. Estimated useful lives range from 3 to 20 years for machinery and equipment.
IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS - The company reviews the carrying value of its long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss exists when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value generally is determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available.
GOODWILL AND INTANGIBLE ASSETS - Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired and is not amortized in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill is tested for impairment annually and between annual tests if an event occurs or circumstances change that indicate the carrying amount may be impaired. The company has elected to perform its annual tests for potential impairment of goodwill and indefinite-lived intangible assets as of October 1 of each year. Impairment testing is performed at the reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. The estimated fair value of a reporting unit is determined through a combination of discounted cash flow analysis and terminal value calculations.
Intangible assets resulting from business acquisitions, including customer lists, purchased technology, trademarks, patents, land-use rights and non-compete agreements, are amortized on a straight-line method over periods ranging from 3 to 50 years. Under SFAS No. 142, intangible assets determined to have indefinite lives are not amortized, but are tested for impairment at least annually. As part of the annual impairment test, the non-amortized intangible assets are reviewed to determine if the indefinite status remains appropriate.
DEFERRED FINANCING COSTS - Costs incurred with the issuance of debt and credit facilities are capitalized and amortized over the life of the associated debt as a component of interest expense using the effective interest method of amortization. Net deferred financing costs were $12.9 million and $15.7 million at December 31, 2007 and 2006, respectively. Amortization expense incurred in 2007, 2006 and 2005 was $2.8 million, $2.9 million and $3.6 million, respectively.

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
SHARE REPURCHASES - The company uses the par-value method of accounting for its treasury shares. Under this method, the cost to reacquire shares in excess of paid-in capital related to those shares is charged against retained earnings.
FOREIGN CURRENCY TRANSLATION - The assets and liabilities of the company’s international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while revenues and expenses are translated at weighted-average exchange rates in effect during the period. Unrealized translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of shareholders’ equity, except for subsidiaries for which the functional currency is other than the local currency, where translation adjustments are recognized in income. Transaction gains or losses that arise from exchange rate changes on transactions denominated in a currency other than the functional currency, except those transactions that function as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment, are included in income as incurred.
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
COMPONENTS OF COST OF SALES - Cost of sales is comprised of raw material costs including freight and duty, inbound handling costs associated with the receipt of raw materials, direct production, maintenance, utility costs, depreciation, plant and engineering overhead, terminals and warehousing costs, and outbound shipping and handling costs.
RESEARCH, TESTING AND DEVELOPMENT - Research, testing and development costs are expensed as incurred. Research and development expenses, excluding testing, were $148.2 million in 2007, $135.3 million in 2006 and $128.1 million in 2005. Costs to acquire in-process research and development (IPR&D) projects that have no alternative future use and that have not yet reached technological feasibility at the date of acquisition are expensed upon acquisition.
INCOME TAXES - The company provides for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.
In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes,” that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN No. 48, a contingent tax asset only will be recognized if it is more likely than not that a tax position ultimately will be sustained. After this threshold is met, a tax position is reported at the largest amount of benefit that is more likely than not to be realized. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN No. 48 was effective for fiscal years beginning after December 15, 2006. This interpretation requires the cumulative effect of applying the provisions to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The company adopted FIN No. 48 on January 1, 2007 (see Note 12).
PER SHARE AMOUNTS - Net income per share is computed by dividing net income by average common shares outstanding during the period, including contingently issuable shares. Net income per diluted share includes the dilutive impact resulting from outstanding stock options and awards. Per share amounts are computed as follows:

	2007	2006	2005
Numerator:
Income from continuing operations	$283.4	$179.8	$159.4
Income (loss) from discontinued operations - net of tax	–	(76.2)	27.8

Net income	$283.4	$103.6	$187.2

Denominator:
Weighted-average common shares outstanding	69.2	68.7	67.9
Dilutive effect of stock options and awards	0.8	0.6	0.9

Denominator for net income per share, diluted	70.0	69.3	68.8

Basic earnings (loss) per share:
Continuing operations	$4.10	$2.62	$2.35
Discontinued operations	–	(1.11)	0.41

Net income per share, basic	$4.10	$1.51	$2.76

Diluted earnings (loss) per share:
Continuing operations	$4.05	$2.59	$2.32
Discontinued operations	–	(1.10)	0.40

Net income per share, diluted	$4.05	$1.49	$2.72

There were an insignificant number of shares excluded from the diluted earnings per share calculations because they were antidilutive in 2007, 2006 and 2005.
ACCOUNTING FOR DERIVATIVE INSTRUMENTS - Derivative financial instruments are recognized on the balance sheet as either assets or liabilities and are measured at fair value. Derivatives that are not hedges are adjusted to fair value through income. Depending upon the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income or loss until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in value is recognized immediately in earnings. The company only uses derivative financial instruments to manage well-defined interest rate, foreign currency and commodity price risks. The company does not use derivatives for trading purposes.
COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES - Liabilities for costs associated with exit or disposal activities are recognized and measured initially at fair value when the liability is incurred pursuant to the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”
ASSET-RETIREMENT OBLIGATIONS - The company accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and FIN No. 47, “Accounting for Conditional Asset-Retirement Obligations-an interpretation of FASB Statement No. 143.” FIN No. 47 requires the recognition of a liability for the fair value of a legal obligation to perform asset-retirement obligations (AROs) that are conditional on a future event if the amount can be reasonably estimated. The company has identified AROs related to certain of its leased facilities and to asbestos remediation activities that may be required in the future. The company records liabilities for AROs at the time they are identified and when they reasonably can be estimated. However, due to the long-term, productive nature of the company’s manufacturing operations, absent plans or expectation of plans to initiate asset retirement activities, the company is unable to reasonably estimate the fair value of such asbestos remediation liabilities since the potential settlement dates cannot be determined at this time.
GUARANTEES - FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” requires the recognition of a liability for any guarantees entered into or modified. At December 31, 2006, the company had guaranteed the timely performance of payment obligations under supplier contracts by a third-party purchaser of the company’s food ingredients and industrial specialties (FIIS) business. The company believed that it was highly unlikely that an event would occur requiring the company to pay any monies pursuant to the guarantee. On November 5, 2007, the company terminated the guarantee, which originally extended to January 31, 2008. Accordingly, no liability was reflected in the accompanying consolidated balance sheets at December 31, 2007 and 2006 (see Note 18). The company did not have any other material guarantees within the scope of FIN No. 45 at December 31, 2007 and 2006, respectively.
STOCK-BASED COMPENSATION - Effective January 1, 2006, the company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The company recognizes these compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award, which generally is the option vesting term of three years with the options becoming exercisable 50% one year after date of grant, 75% after two years and 100% after three years. The company estimates the forfeiture rate based on its historical experience during the preceding 10 years.
The following table shows the pro forma effect on net income and earnings per share if the company had applied the fair-value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for 2005. There is no pro forma presentation necessary after December 31, 2005 as the company adopted the fair value recognition provisions of SFAS No. 123R on January 1, 2006.

2005
Reported net income	$187.2
Plus: Stock-based employee compensation (net of tax) included in net income	5.5
Less: Stock-based employee compensation (net of tax) using the fair value method	(6.5)

Pro forma net income	$186.2

Reported net income per share, basic	$2.76

Pro forma net income per share, basic	$2.74

Reported net income per share, diluted	$2.72

Pro forma net income per share, diluted	$2.71

FAIR VALUE MEASUREMENTS - In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosure about fair value measurements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but simplifies and codifies related guidance within U.S. GAAP. SFAS No. 157 establishes a fair value hierarchy using observable market data as the highest level and an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. SFAS No. 157 requires adoption prospectively as of the beginning of the fiscal year in which this statement is initially applied, with the exception of certain financial instruments, in which adoption is applied retrospectively as of the beginning of the fiscal year in which this statement initially is applied. The company currently is evaluating the impact of this standard on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to make an irrevocable election to measure many financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument and, if applied, then it must be applied to the entire instrument. Unrealized gains and losses on items for which the entity elects the fair value option are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements.” Entities are not permitted to apply this statement retrospectively to the fiscal years preceding the effective date unless the entity chooses early adoption. The company currently is evaluating the impact of this recently issued standard on its consolidated financial statements.
BUSINESS COMBINATIONS - In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” This statement replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS No. 141R requires costs incurred to effect the acquisition to be recognized separately from the acquisition as period costs. SFAS No. 141R also requires the acquirer to recognize restructuring costs that the acquirer expects to incur, but is not obligated to incur, separately from the business combination. In addition, this statement requires an acquirer to recognize assets and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values. Other key provisions of this statement include the requirement to recognize the acquisition-date fair values of research and development assets separately from goodwill and the requirement to recognize changes in the amount of deferred tax benefits that are recognizable due to the business combination in either income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. At December 31, 2007, the company had amounts recorded in its financial statements for unrecognized tax benefits and valuation allowances related to past acquisitions. Any reversal of these amounts prior to the adoption of SFAS No. 141R would affect goodwill. However, subsequent to the adoption of SFAS No. 141R, any reversals would affect the income tax provision in the period of reversal. With the exception of certain tax-related aspects described above, this statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after December 15, 2008. The company currently is evaluating the impact of this recently issued standard on its consolidated financial statements.
RECLASSIFICATIONS - Certain prior period amounts have been reclassified to conform to the current year presentation.
Note 3 - ACQUISITIONS
On November 1, 2007, the company completed the acquisition of the refrigeration lubricants business of Croda International Plc (Croda) for approximately $124.6 million in cash. The acquisition primarily included lubricant technology, trade names, customer lists, manufacturing know-how and inventory. No manufacturing facilities were included in the transaction. The company began consolidating the results of the refrigeration lubricants business of Croda in the company’s consolidated financial statements in November 2007. Revenues in 2007 for this business, which were included in the company’s consolidated results, were approximately $8.3 million. The preliminary purchase price allocation for this acquisition included goodwill of $53.3 million and intangible assets of $64.7 million.
On February 7, 2007, the company completed the acquisition of a broad line of additive products used in the metalworking markets worldwide from Lockhart Chemical Company (Lockhart) for approximately $15.7 million in cash. The company purchased Lockhart’s entire metalworking product line, which included natural, synthetic and gelled sulfonates; emulsifier packages; corrosion inhibitors and lubricity agents; grease additives; oxidates; esters; soap; semi-finished coatings; and rust preventatives. The company began consolidating the results of the metalworking business of Lockhart in the company’s consolidated financial statements in February 2007. In 2007, these product lines contributed revenues of $16.8 million to the company’s consolidated results. The purchase price allocation for this acquisition included goodwill of $8.3 million and intangible assets of $7.6 million.
The pro forma impacts of acquisitions in 2007 were immaterial to the company’s consolidated financial statements.

Note 4 - DIVESTITURES
In May 2006, the company sold the FIIS business and the active pharmaceutical ingredients and intermediate compounds business (A&I), both of which were included in the Lubrizol Advanced Materials segment. A&I and almost all of FIIS were included in the Noveon® consumer specialties product line. A small portion of the FIIS divestiture was included in the performance coatings product line. In consideration for the FIIS and A&I businesses, the company received net cash proceeds of approximately $254.8 million and $10.4 million, respectively. The company recorded a $10.4 million pretax ($15.9 million after tax) loss on the sale of these divested businesses. The tax charge of $5.5 million primarily related to the difference in book and tax basis in goodwill. The net charge of $76.2 million recorded in discontinued operations in 2006 also reflected a $60.6 million after-tax goodwill impairment charge in the first quarter of 2006 to reduce the FIIS business to its estimated fair value. The company performed the impairment test on the FIIS business in connection with its classification as held for sale and estimated its fair value based on expected proceeds from the sale, less transaction costs. In addition, a charge of $4.4 million pretax ($2.9 million after tax) was recorded in the fourth quarter of 2006 to write-off an intangible asset associated with the FIIS business.
In February 2006, the company sold certain assets and liabilities of its Telene® resins business (Telene), which was included in the Lubrizol Advanced Materials segment. The company received net cash proceeds of $6.2 million for the sale of Telene.
The results of the FIIS, A&I and the Telene businesses were reflected in the income (loss) from discontinued operations - net of tax line item in the consolidated statements of income for 2006 and 2005.
In December 2005, the company sold certain assets, liabilities and stock of its Engine Control Systems (ECS) business and, in September 2005, the company sold certain assets and liabilities of its U.S. and U.K. Lubrizol Performance Systems (LPS) operations, both of which were included in the Lubrizol Additives segment. The company reflected the results of these businesses in the income (loss) from discontinued operations - net of tax line item in the consolidated statement of income for 2005.
Revenues from discontinued operations were $143.8 million and $476.7 million in 2006 and 2005, respectively. Loss from discontinued operations - net of tax was $76.2 million in 2006 and primarily related to a $60.6 million after-tax goodwill impairment charge on the FIIS business recorded in the first quarter of 2006 and a $16.6 million after-tax loss on the sale of divested businesses. Loss from discontinued operations - net of tax in 2006 included income tax expense of $9.4 million. Income from discontinued operations - net of tax in 2005 was $27.8 million and included income tax expense of $15.5 million.
The company’s consolidated balance sheets at December 31, 2007 and 2006 do not reflect any businesses classified as discontinued operations as all activities related to discontinued operations were completed during 2006.
Note 5 - INVENTORIES

	2007	2006
Finished products	$332.7	$315.0
Products in process	105.0	108.2
Raw materials	132.2	138.2
Supplies and engine test parts	30.1	27.6

Total inventory	$600.0	$589.0

Inventories valued using the LIFO method were 37% and 40% of consolidated inventories at December 31, 2007 and 2006, respectively. The current replacement cost of these inventories exceeded the LIFO cost at December 31, 2007 and 2006 by $147.4 million and $132.8 million, respectively.

Note 6 - GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill is tested for impairment at the reporting unit level as of October 1 of each year or if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. No impairment of goodwill was identified in connection with the 2007, 2006 or 2005 annual impairment test. However, during the first quarter of 2006, the company recognized a $60.6 million impairment charge related to the FIIS business (see Note 4).
The carrying amount of goodwill by reporting segment follows:

	Lubrizol
	Advanced	Lubrizol
	Materials	Additives	Total
Balance, January 1, 2006	$1,043.0	$95.8	$1,138.8
Goodwill of divestitures	(87.6)	–	(87.6)
Translation and other adjustments	22.9	2.0	24.9

Balance, December 31, 2006	978.3	97.8	1,076.1
Goodwill acquired	–	61.6	61.6
Translation and other adjustments	32.6	0.5	33.1

Balance, December 31, 2007	$1,010.9	$159.9	$1,170.8

The goodwill acquired in 2007 related to the acquisitions from Lockhart and Croda.
Intangible Assets
The major components of the company’s identifiable intangible assets are customer lists, technology, trademarks, patents, land-use rights and non-compete agreements. Definite-lived intangible assets are amortized over their useful lives, which range between 3 and 50 years. The company’s indefinite-lived intangible assets include certain trademarks that are tested for impairment each year as of October 1 or more frequently if impairment indicators arise. Indefinite-lived trademarks are assessed for impairment separately from goodwill. No impairment of indefinite-lived trademarks was identified in connection with the 2007, 2006 or 2005 annual impairment test. However, during the fourth quarter of 2006, the company recognized a $41.2 million write-down of the Noveon trade name in the Lubrizol Advanced Materials segment (see Note 17).
The following table shows the components of identifiable intangible assets at December 31, 2007 and 2006:

	2007		2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Customer lists	$195.5	$34.6	$145.0	$24.0
Technology	155.1	55.1	139.8	44.9
Trademarks	23.6	7.2	20.7	5.5
Patents	14.4	5.7	14.0	4.2
Land-use rights	10.3	1.5	7.5	1.2
Non-compete agreements	2.6	1.0	8.2	7.2
Other	–	–	0.9	0.7

Total amortized intangible assets	401.5	105.1	336.1	87.7
Non-amortized trademarks	84.9	–	74.4	–

Total	$486.4	$105.1	$410.5	$87.7

The increase in intangible assets in 2007 primarily related to the acquisitions of Lockhart and Croda. Annual intangible amortization expense for the next five years will approximate $25.8 million in 2008, $24.1 million in 2009, $23.9 million in 2010, $23.8 million in 2011 and $23.4 million in 2012.
Note 7 - DEBT
The company’s debt was comprised of the following at December 31, 2007 and 2006:

	2007	2006
Short-term debt:
Current portion of long-term debt	$204.9	$1.0
Yen denominated, at weighted-average rate of 0.8%	–	2.5
Other	–	0.2

Total short-term debt	$204.9	$3.7

Long-term debt:
5.875% notes, due 2008, including a fair value adjustment of $2.1 million and $(1.1) million in 2007 and 2006, respectively, for unrealized gains (losses) on derivative hedge instruments and remaining unamortized gain on termination of swaps of $2.5 million and $5.2 million in 2007 and 2006, respectively	$204.6	$204.1

4.625% notes, due 2009, net of original issue discount of $0.1 million and $0.2 million in 2007 and 2006, respectively, and fair value adjustments of $(2.0) million and $(4.1) million for unrealized losses on derivative hedge instruments in 2007 and 2006, respectively	379.7	377.5

5.5% notes, due 2014, net of original issue discount of $2.2 million and $2.4 million in 2007 and 2006, respectively	447.8	447.6

7.25% debentures, due 2025	100.0	100.0

6.5% debentures, due 2034, net of original issue discount of $4.8 million in 2007 and 2006	295.2	295.2

Debt supported by long-term banking arrangements:
Euro revolving credit borrowing, at EURIBOR plus 0.4% (4.1% at December 31, 2006)	–	112.2
Other	1.5	2.4

	1,428.8	1,539.0
Less: current portion of long-term debt	204.9	1.0

Total long-term debt	$1,223.9	$1,538.0

The scheduled principal payments for all outstanding debt are $200.3 million in 2008, $382.2 million in 2009, $0.3 million in 2010, $0.3 million in 2011, $0.2 million in 2012 and $850.0 million thereafter.
During the third quarter of 2006, the company repurchased $18.2 million of its 4.625% notes due in 2009. The weighted-average purchase price was 97.298% per note, resulting in a gain on retirement of $0.5 million. The company also accelerated amortization of $0.6 million in debt issuance costs, original issue discounts and losses on Treasury rate lock agreements associated with the repurchased notes. The remaining outstanding balance on the 4.625% notes due in 2009 was $381.8 million at December 31, 2007.
In September 2005, certain wholly owned international subsidiaries of the company entered into a five-year unsecured committed €250.0 million revolving credit agreement. This credit agreement permits these designated international subsidiaries to borrow at variable rates based on EURIBOR plus a specified credit spread. In September 2006, two of the company’s wholly owned foreign subsidiaries amended their five-year unsecured committed €250.0 million credit agreement such that neither the company nor its subsidiaries are subject any longer to any investment or acquisition restrictions. No other terms or conditions of the agreement were modified. At December 31, 2007, the company had no outstanding borrowings under this agreement. At December 31, 2006, borrowings of €85.0 million were outstanding under this agreement.
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
In September 2004, the company issued senior unsecured notes and debentures having an aggregate principal amount of $1,150.0 million including: $400.0 million 4.625% notes due October 1, 2009; $450.0 million 5.5% notes due October 1, 2014; and $300.0 million 6.5% debentures due October 1, 2034. The price to the public was 99.911% per 2009 note, 99.339% per 2014 note and 98.341% per 2034 debenture. The resulting original issue discount from the issuance of these notes and debentures of $8.3 million was recorded as a reduction of the underlying debt issuances and is being amortized over the life of the debt using the effective interest method. Interest is payable semi-annually on April 1 and October 1 of each year, beginning April 1, 2005. The notes and debentures have no sinking fund requirement, but are redeemable, in whole or in part, at the option of the company. The proceeds from these notes and debentures were used to repay a portion of the 364-day credit facility that was utilized to bridge finance the Noveon International, Inc. (Noveon International) acquisition. Including debt issuance costs, original issue discounts and losses on Treasury rate lock agreements, the 2009 notes, 2014 notes and 2034 debentures have effective annualized interest rates of approximately 5.3%, 6.3% and 6.7%, respectively, with a weighted-average interest rate for the aggregate issuances of approximately 6.1%.
In August 2004, the company entered into a five-year $1,075.0 million unsecured bank credit agreement consisting of: $575.0 million in term loans and a $500.0 million committed revolving credit facility. This credit agreement permits the company to borrow at variable rates based upon the U.S. prime rate or LIBOR plus a specified spread. The spread is dependent on the company’s long-term unsecured senior debt rating from Standard and Poor’s and Moody’s Investor Services. In September 2004, the company borrowed $575.0 million in term loans, the proceeds of which were used to repay a portion of the 364-day credit facility used to bridge finance the Noveon International acquisition. Principal on the term loans was due quarterly in equal installments of $14.4 million beginning March 31, 2005, with any remaining unpaid balance due in September 2009. In the fourth quarter of 2004, the company prepaid $75.0 million and, in 2005, the company prepaid the remaining $500.0 million to pay off the bank term loan. The loans were prepayable at any time without penalty. In September 2006, the company amended its five-year unsecured committed U.S. bank credit agreement to reduce the amount of revolving credit available under the agreement from $500.0 million to $350.0 million and extended the maturity date to September 2011. In addition, the company’s direct and indirect domestic subsidiaries were released as guarantors under the credit agreement, and the company no longer is subject to any investment or acquisition restrictions. Due to provisions in each of the three indentures underlying the company’s outstanding public debt, upon effectiveness of the amendment to the credit agreement described above, the company’s direct and indirect domestic subsidiaries were released as guarantors of the outstanding public debt effective in September 2006. At December 31, 2007 and 2006, the company had $350.0 million available under the revolving credit facility.
In July 2002, the company terminated its interest rate swap agreements expiring December 2008, which converted fixed-rate interest on $100.0 million of its 5.875% debentures to a variable rate. In terminating the swaps, the company received cash of $18.1 million, which is being amortized as a reduction of interest expense through December 1, 2008, the due date of the underlying debt. Gains and losses on terminations of interest rate swap agreements designated as fair value hedges are deferred as an adjustment to the carrying amount of the outstanding obligation and amortized as an adjustment to interest expense related to the obligation over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the outstanding obligation, any unamortized gain or loss from the swaps would be recognized in the consolidated statement of income at the time of such extinguishment. In 2002, the company recorded a $17.3 million unrealized gain, net of accrued interest, on the termination of the interest rate swaps as an increase in the underlying long-term debt. The remaining unrealized gain was $2.5 million and $5.2 million at December 31, 2007 and 2006, respectively.

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
The company’s credit facilities contain restrictive covenants and require compliance with financial ratios, including debt to consolidated earnings before income taxes, depreciation and amortization (EBITDA) (as defined in the credit facilities) and consolidated EBITDA (as defined in the credit facilities) to interest expense. At December 31, 2007, the company was in compliance with all of its debt covenants.
At December 31, 2007 and 2006, the company had $35.7 million and $45.7 million, respectively, of contingent obligations under standby letters of credit issued in the ordinary course of business to financial institutions, customers and insurance companies to secure short-term support for a variety of commercial transactions, insurance and benefit programs.
Interest paid, net of amounts capitalized, was $91.5 million, $98.2 million and $104.3 million during 2007, 2006 and 2005, respectively. The amount of interest capitalized during 2007, 2006 and 2005 was $1.7 million, $1.5 million and $0.7 million, respectively.
Note 8 - FINANCIAL INSTRUMENTS
The company has various financial instruments, including cash and short-term investments, investments in nonconsolidated companies, foreign currency forward contracts, commodity forward contracts, interest rate swaps and short-term and long-term debt. The company has determined the estimated fair value of these financial instruments by using available market information and generally accepted valuation methodologies. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. The estimated fair value of the company’s debt instruments at December 31, 2007 and 2006 approximated $1,406.1 million and $1,533.5 million, compared with the carrying value of $1,428.8 million and $1,541.7 million, respectively.
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
In November 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 4.625% notes due 2009 to a variable rate of six-month LIBOR plus 40 basis points. The fair value of the interest rate swaps included in long-term debt was $(2.0) million and $(4.1) million at December 31, 2007 and 2006, respectively. In June 2004, the company entered into interest rate swap agreements that effectively convert the interest on $200.0 million of outstanding 5.875% notes due 2008 to a variable rate of six-month LIBOR plus 111 basis points. The fair value of the interest rate swaps included in short-term and long-term debt was $2.1 million and $(1.1) million at December 31, 2007 and 2006, respectively. These swaps are designated as fair-value hedges of underlying fixed-rate debt obligations and are recorded as an adjustment to either short-term or long-term debt and current or noncurrent assets or liabilities. These interest rate swaps qualify for the short-cut method for assessing hedge effectiveness per SFAS No. 133, “Accounting for Derivative Instruments and Hedging

Activities.” Changes in fair value of the swaps are offset by the change in fair value of the underlying debt. As a result, there was no impact to earnings in 2007, 2006 or 2005 due to hedge ineffectiveness.
The company also had an interest rate swap agreement that matured in October 2006 that exchanged variable-rate interest obligations for a fixed rate on a notional principal amount of Japanese yen 500.0 million. This interest rate swap was designated as a cash-flow hedge.
In June 2004, the company entered into several Treasury rate lock agreements with an aggregate notional principal amount of $900.0 million, all maturing September 30, 2004, whereby the company had locked in Treasury rates relating to a portion of the then anticipated public debt securities issuance. These rate locks were designated as cash-flow hedges of the forecasted semi-annual interest payments associated with the expected debt issuance. In September 2004, the company incurred a pretax loss on the termination of these agreements in an aggregate amount of $73.9 million. Gains and losses on terminations of Treasury rate lock agreements designated as cash-flow hedges are deferred and amortized as an adjustment to interest expense over the life of the corresponding debt issuance using the effective interest method. The unamortized balance of the Treasury rate lock recorded in accumulated other comprehensive income, net of tax, was $38.2 million and $41.2 million at December 31, 2007 and 2006, respectively.
The company is exposed to the effect of changes in foreign currency rates on its earnings and cash flow as a result of doing business internationally. In addition to working capital management, pricing and sourcing, the company selectively uses foreign currency forward contracts to lessen the potential effect of currency changes. The maximum amount of foreign currency forward contracts outstanding at any one time was $94.3 million in 2007, $35.5 million in 2006 and $34.4 million in 2005. At December 31, 2007, the company had short-term forward contracts to buy or sell currencies at various dates during 2008 for $12.9 million. At December 31, 2006, the company had short-term forward contracts to buy or sell currencies at various dates during 2007 for $28.8 million. Changes in the fair value of these contracts are recorded in other income. The fair value of these instruments at December 31, 2007 and 2006, and the related adjustments recorded in other income, were an unrealized gain of $0.1 million and $0.2 million, respectively.
The company is exposed to market risk from changes in commodity prices. The company uses financial instruments to manage the cost of natural gas and electricity purchases. These contracts have been designated as cash-flow hedges and, accordingly, any effective unrealized gains or losses on open contracts are recorded in other comprehensive income or loss, net of related tax effects. At December 31, 2007 and 2006, the notional amounts of open contracts totaled $15.1 million and $15.0 million, respectively. A hedge liability of $0.8 million ($0.5 million net of tax) and $1.9 million ($1.2 million net of tax) was recorded at December 31, 2007 and 2006, respectively, which represents the net unrealized losses or gains based upon current futures prices at that date. Ineffectiveness was determined to be immaterial in 2007 and 2006. Contract maturities are less than 24 months. The company expects that approximately $0.8 million of these losses will be reclassified into earnings within the next 12 months.
Note 9 - OTHER BALANCE SHEET INFORMATION

	2007	2006
Receivables:
Customers	$582.4	$509.3
Affiliates	7.4	4.0
Other	76.1	60.3

Total	$665.9	$573.6

     Receivables are net of allowance for doubtful accounts of $6.3 million and $7.5 million at December 31, 2007 and 2006, respectively.

	2007	2006
Property and equipment - at cost:
Land and improvements	$171.8	$177.0
Buildings and improvements	458.8	457.8
Machinery and equipment	1,994.0	1,820.2
Construction in progress	138.6	91.0

Total	$2,763.2	$2,546.0

Depreciation expense of property and equipment from continuing operations was $137.1 million, $133.3 million and $139.4 million in 2007, 2006 and 2005, respectively. Depreciation expense of property and equipment from discontinued operations was $4.4 million in 2006 and $15.2 million in 2005.

	2007	2006
Accrued expenses and other current liabilities:
Employee compensation	$113.0	$108.1
Income taxes	21.2	48.5
Sales allowances and rebates	38.2	33.8
Taxes other than income	27.3	31.2
Interest	16.4	17.9
Other	58.9	50.7

Total	$275.0	$290.2

Dividends payable at December 31, 2007 and 2006 were $20.5 million and $17.9 million, respectively, and are included in accounts payable in the consolidated balance sheets.
Note 10 - SHAREHOLDERS’ EQUITY
The company has 147.0 million authorized shares consisting of 2.0 million shares of serial preferred stock, 25.0 million shares of serial preference shares and 120.0 million common shares, each of which is without par value. Common shares outstanding exclude common shares held in treasury of 17.8 million and 17.2 million at December 31, 2007 and 2006, respectively.
The company previously had a shareholder rights plan, which expired in October 2007. No rights were issued under the plan and they were delisted from the New York Stock Exchange and deregistered with the Securities and Exchange Commission.

Accumulated other comprehensive income (loss) shown in the consolidated statements of shareholders’ equity at December 31, 2007, 2006 and 2005 is comprised of the following:

			Unrealized	Unrecognized
	Foreign		(Losses)	Pension Plan	Accumulated
	Currency	Treasury	Gains	and Other	Other
	Translation	Rate	on Cash	Postretirement	Comprehensive
	Adjustment	Locks	Flow Hedges	Benefit Costs	Income (Loss)
Balance, January 1, 2005	$89.0	$(47.4)	$–	$(28.9)	$12.7
Other comprehensive (loss) income:
Pretax	(116.5)	4.4	(0.8)	(19.1)	(132.0)
Tax benefit (provision)	1.6	(1.5)	0.3	5.4	5.8

Total	(114.9)	2.9	(0.5)	(13.7)	(126.2)

Balance, December 31, 2005	(25.9)	(44.5)	(0.5)	(42.6)	(113.5)
Other comprehensive income (loss):
Pretax	80.2	5.0	(1.0)	46.8	131.0
Tax (provision) benefit	(0.2)	(1.7)	0.3	(13.9)	(15.5)

Total	80.0	3.3	(0.7)	32.9	115.5

Adjustment to recognize pension and other postretirement benefit plans funded status:
Pretax	–	–	–	(92.8)	(92.8)
Tax benefit	–	–	–	30.0	30.0

Total	–	–	–	(62.8)	(62.8)

Balance, December 31, 2006	54.1	(41.2)	(1.2)	(72.5)	(60.8)
Other comprehensive income:
Pretax	84.4	4.7	1.1	45.6	135.8
Tax benefit (provision)	–	(1.7)	(0.4)	(13.9)	(16.0)

Total	84.4	3.0	0.7	31.7	119.8

Balance, December 31, 2007	$138.5	$(38.2)	$(0.5)	$(40.8)	$59.0

Note 11 - OTHER INCOME - NET

	2007	2006	2005
Gain on sale of Bayport, Texas property	$5.0	$–	$–
Currency exchange / transaction gain (loss)	4.0	(2.9)	(0.6)
Settlement of insurance and legal matters	0.6	11.6	–
Equity earnings of nonconsolidated companies	1.2	1.0	0.8
Minority interest in earnings of consolidated companies	(6.4)	(4.1)	(1.7)
Other - net	4.4	2.9	3.3

Total	$8.8	$8.5	$1.8

Dividends received from nonconsolidated companies were $0.9 million in 2007, $0.2 million in 2006 and $0.9 million in 2005.

Note 12 - INCOME TAXES
Income from continuing operations before income taxes consists of the following:

	2007	2006	2005
United States	$131.0	$75.5	$40.2
Foreign	268.0	186.5	200.0

Total	$399.0	$262.0	$240.2

The provision for income taxes from continuing operations consists of the following:

	2007	2006	2005
Current:
United States:
Federal	$32.1	$(3.9)	$4.0
State	3.6	(0.7)	(0.2)
Foreign	59.7	48.2	67.5

	95.4	43.6	71.3

Deferred:
United States:
Federal	12.5	28.6	9.5
State	0.7	8.5	6.1
Foreign	7.0	1.5	(6.1)

	20.2	38.6	9.5

Total	$115.6	$82.2	$80.8

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

	2007	2006	2005
Tax at statutory rate of 35%	$139.7	$91.7	$84.1
U.S. and foreign tax on foreign dividends	4.2	7.7	8.1
U.S. tax benefit on exports	(0.5)	(4.1)	(5.0)
State and local income taxes	2.8	5.1	3.8
Untaxed translation gains	(5.4)	(0.5)	(0.8)
Provision impacts of foreign operations	(26.8)	(19.3)	(11.4)
Other - net	1.6	1.6	2.0

Provision for income taxes	$115.6	$82.2	$80.8

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

	2007	2006
Deferred tax assets:
Accrued compensation and benefits	$138.4	$148.4
Inventory	22.4	22.4
Cash flow hedges	20.8	22.9
Net operating losses and tax credits carried forward	13.9	29.9
Other	35.6	23.8

Total gross deferred tax assets	231.1	247.4
Less: valuation allowance	(18.7)	(17.8)

Net deferred tax assets	212.4	229.6

Deferred tax liabilities:
Depreciation and other basis differences	217.6	203.8
Foreign subsidiary and affiliate undistributed earnings	7.1	7.9
Other	14.2	11.9

Total gross deferred tax liabilities	238.9	223.6

Net deferred tax (liabilities) assets	$(26.5)	$6.0

At December 31, 2007, the company had state and foreign net operating loss carryforwards (NOLs). The company had $8.4 million of state tax benefit from NOLs that expire in 2008 through 2027. Foreign NOLs totaled $19.2 million, of which $15.2 million expire in 2009 through 2022 and $4.0 million have an indefinite life. Additionally, the company has incurred losses in a foreign jurisdiction where realization of the future economic benefit is so remote that the benefit is not reflected as a deferred tax asset.
Gross deferred tax assets at December 31, 2007 and 2006 were reduced by valuation allowances of $18.7 million and $17.8 million, respectively, to reflect the amounts expected to be realized. Of the $18.7 million in valuation allowances at December 31, 2007, $9.6 million relates to certain Noveon International deferred tax assets existing at the time of the 2004 acquisition. Any reversal of this portion of the valuation allowance reduces goodwill. U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $753.0 million at December 31, 2007. Determination of the net amount of unrecognized taxes with respect to these earnings is not practicable.
Income taxes paid during 2007, 2006 and 2005 were $81.4 million, $72.9 million and $75.7 million, respectively.
Effective January 1, 2007, the company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in tax returns. Under FIN No. 48, the economic benefit associated with a tax position only will be recognized if it is more likely than not that a tax position ultimately will be sustained. After this threshold is met, a tax position is reported at the largest amount of benefit that is more likely than not to be ultimately sustained. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. Prior to January 1, 2007, the company regularly assessed positions with regard to tax exposures and recorded liabilities for uncertain income tax positions in accordance with SFAS No. 5, “Accounting for Contingencies.”
As a result of adopting FIN No. 48 on January 1, 2007, the company recognized an $8.9 million reduction to retained earnings and a $5.4 million increase to goodwill for pre-acquisition income tax liabilities of Noveon International. At January 1, 2007, after recording this FIN No. 48 adoption impact, the company had gross unrecognized tax benefits of $57.8 million, of which $38.8 million, if recognized, would have affected the effective tax rate. At December 31, 2007, the company had gross unrecognized tax benefits of $59.3 million, of which

$39.3 million, if recognized, would have affected the effective tax rate. Following is a reconciliation of unrecognized tax benefits:

Balance at January 1, 2007	$57.8
Additions:
Current year tax positions	9.2
Prior years tax positions	7.7
Reductions for prior years tax positions	(4.5)
Expirations of statutes of limitations	(10.8)
Settlements	(0.1)

Balance at December 31, 2007	$59.3

The increase in prior-year tax positions primarily was due to an unfavorable foreign currency translation impact. The company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of the income tax provision. During the year ended December 31, 2007, the company recognized gross interest expense of $4.2 million and gross interest income of $3.2 million in its consolidated statement of income. At December 31, 2007 and 2006, the company had accrued $7.7 million and $7.1 million, respectively, for the potential payment of interest and penalties.
The company operates in numerous taxing jurisdictions and is subject to regular examinations by various U.S. federal, state and foreign jurisdictions. The company’s income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions and difficulty in estimating the final resolution of complex tax audit matters, the company’s estimates of income tax liabilities may differ from actual payments or assessments.
The company does not anticipate that the total unrecognized tax benefits will change significantly due to the settlement of audits and the expiration of statute of limitations within one year of December 31, 2007.
With few exceptions, the company no longer is subject to U.S. federal, state and local tax examinations for years before 2001 and foreign jurisdiction examinations for years before 2000.
Effective with the adoption of FIN No. 48, the majority of the company’s unrecognized tax benefits are classified as noncurrent liabilities because payment of cash is not expected within one year. Prior to the adoption of FIN No. 48, the company classified unrecognized tax benefits in accrued expenses and other current liabilities.
Note 13 - PENSION, PROFIT SHARING AND OTHER POSTRETIREMENT BENEFIT PLANS
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
The investment objective of the funded pension plans sponsored by the company and certain subsidiaries is to assure the timely payment of promised benefits at a minimum cost consistent with prudent standards of investment, given the strength of the company and the subsidiaries, their earnings record, the adequacy of each plan’s funding and the age of each entity’s work force. The plans utilize diversified investment portfolios and seek to earn returns consistent with a reasonable level of risk. The long-term expected return on plan assets used to determine the net periodic pension cost is based upon each entity’s investment allocation and anticipated returns for specific investment classes. In 2006, the company lowered the expected long-term rate of return assumption for the U.S. pension plans 25 basis points to 8.25% (7.48% on a weighted-average basis for all plans) based on investment mix and projected market conditions. For 2007, the 8.25% long-term rate of return assumption for the U.S. plans was still applicable.

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
The market values of pension plan assets periodically are compared to the value of plan benefit obligations. The future value of assets, as calculated based on the expected long-term rate of return, also are compared to expected future plan benefit distributions and contributions to determine the sufficiency of expected plan funding levels. Investment asset allocations are revised as appropriate.
Plan assets are invested in marketable equity securities and fixed-income instruments. The allocation of pension plan assets by major asset class is shown below on a weighted-average basis:

	Percentage of Plan
	Assets
	at December 31
	2007	2006
Asset category:
Equity securities	65%	68%
Debt securities	35%	32%

Total	100%	100%

No equity or debt securities of the company or any of its subsidiaries were included in the pension plans’ assets in 2007 and 2006, respectively.
The company also provides certain non-pension postretirement benefits, primarily health care and life insurance benefits, for retired employees. Most of the legacy Lubrizol full-time employees in the United States may become eligible for health care benefits upon retirement. Full-time employees who retired between January 1, 1992 and December 31, 2002 also are eligible for life insurance benefits. Participants contribute a portion of the cost of these benefits. The company’s non-pension postretirement benefit plans are not funded. As part of the Noveon International integration efforts to provide consistent benefits, the company communicated to employees in May 2005 changes to the benefits structure of certain of its U.S. pension and postretirement benefit plans. This communication triggered a remeasurement of the related benefit obligations and net periodic benefit cost in 2005 for both the legacy Noveon International U.S. pension plans as well as for the U.S. postretirement benefit plan. The net impact of the benefit and actuarial assumption changes reduced the company’s aggregate net periodic pension and postretirement benefit cost by $3.5 million in 2005. The annualized savings resulting from this benefits change was estimated to be approximately $5.3 million.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize a plan’s funded status in its statement of financial position, measure a plan’s assets and obligations as of the end of the employer’s fiscal year and recognize the changes in a plan’s funded status in comprehensive income in the year in which the changes occur. SFAS No. 158’s requirement to recognize a plan’s funded status and new disclosure requirements were effective for the company as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the company’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Currently, the company measures plan assets and benefit obligations as of the date of its fiscal year-end. The company adopted the required provisions of SFAS No. 158 on December 31, 2006.

The change in the projected benefit obligation and plan assets for 2007 and 2006 and the amounts recognized in the consolidated balance sheets at December 31 of the company’s defined benefit pension plans were as follows:

	Pension Plans
	2007				2006
	U.S. Plans	Non-U.S. Plans	Total		U.S. Plans	Non-U.S. Plans	Total
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$390.2	$320.8	$711.0		$369.4	$290.4	$659.8
Service cost	18.8	12.7	31.5		19.5	12.2	31.7
Interest cost	24.0	16.0	40.0		20.8	14.1	34.9
Plan participants’ contributions	–	0.9	0.9		–	0.9	0.9
Actuarial gain	(16.3)	(27.4)	(43.7)		(3.9)	(17.1)	(21.0)
Currency exchange rate change	–	14.1	14.1		–	35.0	35.0
Plan amendments	2.1	1.1	3.2		2.5	–	2.5
Adjustments	–	3.0	3.0		–	–	–
Settlements / curtailments	–	–	–		0.6	(3.4)	(2.8)
Divestitures	–	–	–		(3.6)	–	(3.6)
Benefits paid	(18.3)	(14.6)	(32.9)		(15.1)	(11.3)	(26.4)

Projected benefit obligation at end of year	400.5	326.6	727.1		390.2	320.8	711.0

Change in Plan Assets:
Fair value of plan assets at beginning of year	269.5	201.8	471.3		236.6	164.5	401.1
Actual return on plan assets	19.4	11.9	31.3		37.0	13.6	50.6
Employer contributions	29.0	23.2	52.2		10.8	13.2	24.0
Plan participants’ contributions	–	0.9	0.9		–	0.9	0.9
Currency exchange rate change	–	8.0	8.0		–	19.9	19.9
Adjustments	–	1.6	1.6		0.2	1.0	1.2
Benefits paid	(18.3)	(14.6)	(32.9)		(15.1)	(11.3)	(26.4)

Fair value of plan assets at end of year	299.6	232.8	532.4		269.5	201.8	471.3

Funded Status	$(100.9)	$(93.8)	$(194.7)		$(120.7)	$(119.0)	$(239.7)

Net amounts recognized in the consolidated balance sheets:
Other assets	$–	$2.0	$2.0		$–	$1.0	$1.0
Accrued expenses and other current liabilities	(0.4)	(1.1)	(1.5)		(0.2)	(2.6)	(2.8)
Pension obligations	(100.5)	(94.7)	(195.2)		(120.5)	(117.4)	(237.9)
				< /TD>
Funded Status	$(100.9)	$(93.8)	$(194.7)		$(120.7)	$(119.0)	$(239.7)

The company’s defined benefit non-pension postretirement plan liabilities predominately relate to U.S. plans. The change in the projected benefit obligation and plan assets for 2007 and 2006 and the amounts recognized in the consolidated balance sheets at December 31 of the company’s defined benefit non-pension postretirement plans were as follows:

	Non-Pension
	Postretirement Plans
	2007	2006
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$98.3	$103.2
Service cost	1.8	1.8
Interest cost	5.8	5.4
Plan participants’ contributions	4.5	3.6
Actuarial gain	(6.2)	(0.7)
Currency exchange rate change	2.2	1.1
Settlements / curtailments	–	(1.5)
Divestitures	–	(6.2)
Benefits paid	(9.2)	(8.4)

Projected benefit obligation at end of year	97.2	98.3

Change in Plan Assets:
Fair value of plan assets at beginning of year	–	–
Employer contributions	4.7	4.8
Plan participants’ contributions	4.5	3.6
Benefits paid	(9.2)	(8.4)

Fair value of plan assets at end of year	–	–

Funded Status	$(97.2)	$(98.3)

Net amounts recognized in the consolidated balance sheets:
Accrued expenses and other current liabilities	(4.1)	(4.8)
Other postretirement benefit obligations	(93.1)	(93.5)

Funded Status	$(97.2)	$(98.3)

The amount of net loss, prior service cost and transition obligation recognized in accumulated other comprehensive income (loss) related to the company’s defined benefit pension and other postretirement benefit plans is comprised of the following:

	Pension Plans			Non-Pension Postretirement Plans
	Actuarial	Prior Service	Transition	Actuarial	Prior Service	Transition
	Net loss	Cost	Obligation	Net loss	Cost	Obligation	Total
Balance at January 1, 2007	$(62.9)	$(17.0)	$(0.3)	$(18.5)	$28.2	$(2.0)	$(72.5)
Reclassification adjustments:
Pretax	5.1	2.8	0.1	1.3	(6.7)	0.4	3.0
Tax (provision) benefit	(1.6)	(0.9)	–	(0.4)	2.4	(0.1)	(0.6)

Total	3.5	1.9	0.1	0.9	(4.3)	0.3	2.4

Adjustment to recognize changes in actuarial assumptions:
Pretax	40.2	(3.3)	–	5.7	–	–	42.6
Tax (provision) benefit	(12.6)	1.0	–	(1.7)	–	–	(13.3)

Total	27.6	(2.3)	–	4.0	–	–	29.3

Balance at December 31, 2007	$(31.8)	$(17.4)	$(0.2)	$(13.6)	$23.9	$(1.7)	$(40.8)

The accumulated benefit obligation for all defined benefit pension plans was $567.2 million and $554.6 million at December 31, 2007 and 2006, respectively. The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were $703.3 million and $506.6 million, respectively, at December 31, 2007, and $697.4 million and $456.6 million, respectively, at December 31, 2006.
The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $366.6 million and $316.5 million, respectively, at December 31, 2007, and $539.0 million and $450.6 million, respectively, at December 31, 2006.
The company amortizes gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over the average remaining service period of participating employees expected to receive benefits under the plans.
Net periodic pension cost of the company’s defined benefit pension plans consists of:

	2007
	U.S. Plans	Non-U.S. Plans	Combined
Service cost – benefits earned during period	$18.8	$12.7	$31.5
Interest cost on projected benefit obligation	24.0	16.0	40.0
Expected return on plan assets	(21.9)	(12.8)	(34.7)
Amortization of prior service costs	2.1	0.7	2.8
Amortization of initial net obligation	–	0.1	0.1
Recognized net actuarial loss	1.0	4.1	5.1

Net periodic pension cost	$24.0	$20.8	$44.8

	2006
	U.S. Plans	Non-U.S. Plans	Combined
Service cost – benefits earned during period	$19.5	$12.2	$31.7
Interest cost on projected benefit obligation	20.8	14.1	34.9
Expected return on plan assets	(18.2)	(10.1)	(28.3)
Amortization of prior service costs	1.8	0.7	2.5
Amortization of initial net obligation	–	0.7	0.7
Recognized net actuarial loss	3.5	5.0	8.5
Settlement / curtailment loss (gain)	3.6	(0.7)	2.9

Net periodic pension cost	$31.0	$21.9	$52.9

	2005
	U.S. Plans	Non-U.S. Plans	Combined
Service cost – benefits earned during period	$19.0	$10.3	$29.3
Interest cost on projected benefit obligation	19.9	12.3	32.2
Expected return on plan assets	(17.1)	(9.8)	(26.9)
Amortization of prior service costs	1.7	0.7	2.4
Amortization of initial net obligation	–	0.7	0.7
Recognized net actuarial loss	2.2	3.3	5.5
Settlement / curtailment loss	–	0.3	0.3

Net periodic pension cost	$25.7	$17.8	$43.5

The amount of net loss, prior service cost and transition obligation that is expected to be recognized as a component of net periodic pension cost in 2008 is $2.9 million, $2.9 million and $0.1 million, respectively.

Net periodic non-pension postretirement benefit cost consists of:

	2007	2006	2005
Service cost – benefits earned during period	$1.8	$1.8	$2.2
Interest cost on projected benefit obligation	5.8	5.4	6.4
Amortization of prior service credits	(6.7)	(8.4)	(7.7)
Amortization of initial net obligation	0.4	0.4	0.4
Recognized net actuarial loss	1.3	1.8	2.1
Settlement / curtailment gain	–	(1.1)	–

Net periodic non-pension postretirement benefit (credit) cost	$2.6	$(0.1)	$3.4

The amount of net loss, prior service cost (credit) and transition obligation that is expected to be recognized as a component of net periodic non-pension postretirement benefit cost (credit) in 2008 is $0.9 million, $(6.8) million and $0.4 million, respectively.
The company’s weighted-average actuarial assumptions used to determine pension benefit obligations for its U.S. and non-U.S. defined benefit pension plans were as follows:

	December 31, 2007			December 31, 2006
	U.S. Plans	Non-U.S. Plans	Combined	U.S. Plans	Non-U.S. Plans	Combined
Discount rate	6.67%	5.61%	6.19%	6.25%	4.89%	5.63%
Rate of compensation increase	4.29%	3.97%	4.15%	4.29%	3.63%	3.99%
The company’s weighted-average assumptions used to determine net periodic pension cost were as follows:

	2007			2006
	U.S. Plans	Non-U.S. Plans	Combined	U.S. Plans	Non-U.S. Plans	Combined
Discount rate	6.25%	4.89%	5.63%	5.75%	4.63%	5.25%
Expected long-term return on plan assets	8.25%	6.63%	7.56%	8.25%	6.37%	7.48%
Rate of compensation increase	4.29%	3.63%	3.99%	4.32%	3.41%	3.92%

	2005
	U.S. Plans	Non-U.S. Plans	Combined
Discount rate	6.20%	5.12%	5.72%
Expected long-term return on plan assets	8.50%	6.62%	7.71%
Rate of compensation increase	4.32%	3.66%	4.03%
The weighted-average discount rates used to determine the company’s other postretirement benefit obligations were 6.45% and 5.99% at December 31, 2007 and 2006, respectively. The weighted-average discount rates used to determine net periodic non-pension postretirement benefit cost were 5.99%, 5.50% and 6.15% for the years ended December 31, 2007, 2006 and 2005, respectively.
The following table shows the amounts the company contributed to its postretirement plans in 2006 and 2007 and the expected contributions for 2008:

	Pension	Other
	Plans	Plans	Total
2006	$24.0	$4.8	$28.8
2007	52.2	4.7	56.9
2008 (expected)	32.1	5.1	37.2

Expected employer contributions for pension benefits in 2008 include $1.6 million for unfunded plans. The expected contributions to these plans represent an actuarial estimate of future assumed payments based on historic retirement and payment patterns. Actual amounts paid could differ from this estimate.
Contributions by participants to the non-pension postretirement benefit plans were $4.5 million and $3.6 million for the years ending December 31, 2007 and 2006, respectively.
The following table shows the benefits expected to be paid in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years:

	Pension	Other	Total
	Benefits	Benefits	Benefits
2008	$31.1	$5.1	$36.2
2009	36.2	5.5	41.7
2010	38.9	6.0	44.9
2011	40.8	6.5	47.3
2012	46.6	6.9	53.5
2013-2017	262.5	40.5	303.0
The other benefits in the above table are presented net of expected Medicare Part D subsidy payments of $0.7 million in 2008, $0.8 million in 2009, $0.9 million in 2010, $1.0 million in 2011, $1.1 million in 2012 and $6.1 million in 2013-2017. The weighted-average of the assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation for the company’s postretirement benefit plans at December 31, 2007 was 8.28% (9.11% at December 31, 2006), with subsequent annual decrements to an ultimate trend rate of 5.14% by 2012. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects as of and for the year ended December 31, 2007:

	One-Percentage-Point
	Increase	Decrease
Effect on postretirement benefit obligation	$11.3	$(9.4)
Effect on total service and interest cost components	$1.1	$(0.9)
The company also has defined contribution plans, principally involving profit sharing plans and/or 401(k) savings plans, covering most employees in the United States and at certain non-U.S. subsidiaries. Expense for all defined contribution retirement plans was $17.8 million in 2007, $16.3 million in 2006 and $15.3 million in 2005.
Note 14 - LEASES
The company has commitments under operating leases primarily for office space, terminal facilities, land, railcars and various computer and office equipment. Rental expense from continuing operations was $28.7 million in 2007, $26.4 million in 2006 and $28.2 million in 2005. Future minimum rental commitments under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $18.9 million in 2008, $17.0 million in 2009, $13.6 million in 2010, $8.6 million in 2011, $4.9 million in 2012 and $3.8 million thereafter.
Note 15 - SEGMENT AND GEOGRAPHIC INFORMATION
The company is organized into two operating and reportable segments: Lubrizol Additives and Lubrizol Advanced Materials. The Lubrizol Additives segment represented 66% of the company’s consolidated revenues for 2007 and is comprised of the company’s businesses in engine additives and driveline and industrial oil additives. The Lubrizol Advanced Materials segment represented 34% of the company’s consolidated revenues for 2007 and is comprised of the businesses in Noveon consumer specialties, engineered polymers and performance coatings.
Lubrizol Additives consists of two product lines: engine additives and driveline and industrial oil additives. Engine additives is comprised of additives for lubricating engine oils, such as for gasoline, diesel, marine and stationary gas engines and additive components, additives for fuel products and refinery and oil field chemicals, as well as outsourcing strategies for supply chain and knowledge center management. In addition, this product line sells additive components and viscosity improvers within its lubricant and fuel additives product areas. Driveline and industrial oil additives is comprised of additives for driveline oils, such as automatic transmission fluids, gear oils and tractor lubricants and industrial oil additives, such as additives for hydraulic, grease and metalworking fluids, as well as compressor lubricants. Lubrizol Additives product lines generally are produced in company-owned shared manufacturing facilities and largely sold to a common customer base. During 2005, the company sold the equipment companies, ECS and LPS, and recorded the results of operations of these businesses in the income (loss) from discontinued operations - net of tax line item in the consolidated statement of income in 2005 (see Note 4).
The Lubrizol Advanced Materials segment consists of Noveon consumer specialties, engineered polymers and performance coatings product lines. The Noveon consumer specialties product line is characterized by global production of acrylic thickeners, specialty monomers, film formers, fixatives, emollients, silicones, surfactants and process chemicals. The company markets products in the Noveon consumer specialties product line to the personal care and pharmaceutical primary end-use industries. The Noveon consumer specialties products are sold to customers worldwide and these customers include major manufacturers of cosmetics, personal care products, water soluble polymers and household products. The engineered polymers product line is characterized by products such as TempRite® engineered polymers and Estane® thermoplastic polyurethane. Engineered polymers products are sold to a diverse customer base comprised of major manufacturers in the construction, automotive, telecommunications, electronics and recreation industries. The performance coatings product line includes high-performance polymers and additives for specialty paper, graphic arts, paint and textile coatings applications. During the second quarter of 2006, the company completed the sale of the FIIS and A&I businesses, while the sale of the Telene business was completed during the first quarter of 2006. The company recorded the results of operations of these divested businesses in the income (loss) from discontinued operations-net of tax line item in the consolidated statements of income for 2006 and 2005 (see Note 4).
The company primarily evaluates performance and allocates resources based on segment operating income, defined as revenues less expenses identifiable to the product lines included within each segment, as well as projected future returns. Segment operating income reconciles to consolidated income from continuing operations before income taxes by deducting corporate expenses and corporate other income (expense) that are not attributed to the operating segments, restructuring and impairment charges and net interest expense.

The following table summarizes the results of the company’s reportable segments for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Lubrizol Additives:
Revenues from external customers	$2,961.1	$2,600.5	$2,280.0
Equity earnings	1.2	1.0	0.8
Amortization of intangibles	4.5	3.1	3.0
Operating income	391.0	303.0	263.3
Total assets	1,663.4	1,397.6	1,324.0
Capital expenditures	84.6	77.1	70.0
Depreciation	70.6	71.7	79.7
Lubrizol Advanced Materials:
Revenues from external customers	$1,537.9	$1,440.3	$1,342.2
Amortization of intangibles	19.8	20.6	20.5
Operating income	141.8	167.6	150.9
Total assets	2,240.0	2,193.7	2,536.8
Capital expenditures	77.2	40.2	51.3
Depreciation	63.2	61.0	59.0

Corporate:
Total assets	$740.4	$799.6	$510.4
Capital expenditures	21.0	8.4	0.6
Depreciation	3.3	0.6	0.7

Discontinued operations:
Capital expenditures	$–	$5.2	$14.8
Depreciation	–	4.4	15.2

Reconciliation to income from continuing operations before income taxes:
Segment operating income	$532.8	$470.6	$414.2
Corporate expenses	(73.3)	(73.6)	(61.1)
Corporate other income (expense) – net	4.8	(3.8)	–
Restructuring and impairment charges	(1.5)	(51.9)	(15.9)
Interest expense – net	(63.8)	(79.3)	(97.0)

Income from continuing operations before income taxes	$399.0	$262.0	$240.2

Revenues from external customers by product line are as follows:

	2007	2006	2005
Engine additives	$1,930.6	$1,665.4	$1,404.7
Driveline and industrial oil additives	1,030.5	935.1	875.3

Total Lubrizol Additives	2,961.1	2,600.5	2,280.0

Performance coatings	540.2	543.7	537.6
Engineered polymers	584.1	523.1	462.3
Noveon consumer specialties	413.6	373.5	342.3

Total Lubrizol Advanced Materials	1,537.9	1,440.3	1,342.2

Total revenues from external customers	$4,499.0	$4,040.8	$3,622.2

Revenues are attributable to countries based on the location of the customer. The United States is the only country where sales to external customers comprise in excess of 10% of the company’s consolidated revenues. Revenues from external customers by geographic zone are as follows:

	2007	2006	2005
United States	$1,687.7	$1,637.0	$1,492.3
Canada	192.5	187.2	178.3
Europe	1,347.2	1,144.7	1,045.0
Asia-Pacific / Middle East	956.2	823.5	708.8
Latin America	315.4	248.4	197.8

Total revenues from external customers	$4,499.0	$4,040.8	$3,622.2

The company’s sales and receivables are concentrated in the oil and chemical industries. Lubrizol Additives’ customers consist primarily of oil refiners and independent oil blenders located in more than 100 countries. The company’s 10 largest customers, most of which are international oil companies, comprised approximately 39% of consolidated revenues in 2007, 2006 and 2005, respectively. In 2007, 2006 and 2005, there was no single customer that accounted for more than 10% of consolidated revenues.
Segment assets include receivables, inventories and long-lived assets including goodwill and intangible assets. Corporate assets include cash and short-term investments and other current and noncurrent assets.
The company’s property and equipment are located in the following countries at December 31:

	2007	2006
United States	$730.3	$708.9
France	123.6	102.4
Belgium	84.2	76.4
China	51.2	35.1
United Kingdom	43.5	42.8
India	30.5	22.7
Other	98.2	93.0

Total property and equipment – net	$1,161.5	$1,081.3

Income from continuing operations of non-U.S. subsidiaries was $201.3 million in 2007, $136.8 million in 2006 and $138.6 million in 2005. Dividends received from these subsidiaries were $16.6 million, $0.4 million and $151.8 million in 2007, 2006 and 2005, respectively.

Note 16 - STOCK COMPENSATION PLANS
All references to the number of shares and share units in this Note are based on actual share and unit numbers and are not shown in millions.
Effective January 1, 2006, the company adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment,” using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested, as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. The company recognizes these compensation costs, net of a forfeiture rate, on a straight-line basis over the requisite service period of the award. The company estimates the forfeiture rate based on its historical experience during the preceding 10 years. The impact of adopting SFAS No. 123R in 2006 resulted in an increase in compensation expense of $2.4 million pretax ($1.6 million after tax).
Prior to January 1, 2006, the company accounted for stock-based compensation using the intrinsic value method under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations and applied SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” for disclosure purposes only. SFAS No. 123 disclosures included pro forma net income and earnings per share as if the fair value-based method of accounting had been used. Under the provisions of APB No. 25, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant.
The company utilizes the 2005 Stock Incentive Plan (2005 Plan) and other deferred compensation plans to provide equity awards to its key employees. The 2005 Plan, approved by the company’s shareholders on April 25, 2005, provides for the granting of stock appreciation rights, restricted and unrestricted shares, share units and options to buy common shares up to an amount equal to 4,000,000 common shares, of which no more than 2,000,000 can be settled as full-value awards. After the 2,000,000 limit has been reached, full-value awards are counted in a 3-to-1 ratio against the 4,000,000 limit. Options become exercisable 50% one year after date of grant, 75% after two years, 100% after three years and expire up to 10 years after grant. In addition, the 2005 Plan provides each nonemployee director of the company an automatic annual grant of restricted stock units worth approximately $0.1 million based on the fair market value of the company’s common shares on the date of each Annual Meeting of Shareholders. These restricted stock units vest one year after the grant date. For all grants made prior to November 14, 2006, fair market value was defined as the average of the high and low common share prices of the company on the date of grant. For grants made on or after November 14, 2006, fair market value is defined as the closing price of the company’s common shares on the date of grant.
Option activity as of December 31, 2007 and changes during the year ended December 31, 2007 were as follows:

		Weighted-
		Average
		Exercise
	Shares	Price
Outstanding, January 1, 2007	3,339,329	$32.72
Granted	213,200	$53.07
Exercised	(957,217)	$30.89
Forfeited	(1,475)	$32.60

Outstanding, December 31, 2007	2,593,837	$35.07

Options exercisable, December 31, 2007	2,231,962	$32.95

The aggregate intrinsic value of options outstanding at December 31, 2007 based on the company’s closing stock price on the last trading day of 2007, which would have been received by the option holders had all options been exercised on that date, was $49.5 million. The aggregate intrinsic value of options exercisable at December 31, 2007 based on the company’s closing stock price on the last trading day of 2007, which would have been received by the option holders had all options exercisable been exercised on that date, was $47.3 million. The total intrinsic value of stock options exercised was $26.8 million, $13.5 million and $13.0 million in 2007, 2006 and 2005, respectively. Intrinsic value is the amount by which the company’s closing share price exceeds the exercise price of the options multiplied by the number of in-the-money options. The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2007 was 5.3 years and 4.7 years, respectively.
The fair value of share-based payment awards are estimated using the Black-Scholes option pricing model. The weighted-average assumptions used to value the stock options granted during 2007, 2006 and 2005 were as follows:

	2007	2006 (1)	2005 (2)
Risk-free interest rate	4.8%	N/A	4.3%
Dividend yield	2.0%	N/A	2.5%
Volatility	17.8%	N/A	21.2%
Expected life (years)	10.0	N/A	8.0
Weighted-average fair value of options granted during the year	$14.68	N/A	$9.87

(1)	Not applicable. There were no stock options granted during 2006.

(2)	If the fair-value method to measure compensation cost for the 2005 awards had been used, the compensation cost, which is required to be charged against income, would have been $6.5 million in 2005.
The company issued 957,217 and 938,950 common shares from treasury upon exercise of employee stock options during 2007 and 2006, respectively. Cash received from option exercises during 2007 was $28.2 million. The company realized a reduction in its income tax payable of $9.7 million in 2007 relating to the exercise of nonqualified stock options and awards. For accounting purposes, these tax benefits were realized as increases in paid-in capital included in the common shares caption in the consolidated statement of shareholders’ equity.
At December 31, 2007, there was $16.2 million of total pretax unrecognized compensation cost related to all stock-based awards that were not vested. That cost is expected to be recognized over a weighted-average period of 1.7 years. The company is using previously purchased treasury shares for all net shares issued for option exercises, long-term incentive plans and restricted share unit awards.
Nonvested restricted share unit awards at December 31, 2007 and changes during 2007 were as follows:

		Weighted-
		Average
	Share	Grant Date
	Units	Fair Value
Nonvested at January 1, 2007	57,777	$29.46
Granted	10,755	$58.57
Vested	(12,777)	$42.27
Forfeited	(1,195)	$58.57

Nonvested at December 31, 2007	54,560	$31.57

In 2006, there were 12,777 restricted share units granted with a weighted-average grant-date fair value of $42.27. In 2006, there were 13,689 restricted share units that vested with a weighted-average fair value of $39.45.
Under the company’s long-term incentive program, dollar-based target awards are determined by the organization and compensation committee of the board of directors for three-year performance periods. The company recognized compensation expense of $0.6 million, $4.9 million and $8.0 million in 2007, 2006 and 2005, respectively, related to the cash portion of these awards that are not share-based. In addition, a portion of each of the awards was converted into a number of share units based on the price of the company common stock on the date of the award. There are no voting or dividend rights associated with the share units until the end of the performance period and a distribution of shares from the 2005 Plan, if any, is made. The target awards correspond to pre-determined three-year earnings before interest, taxes, depreciation and amortization (EBITDA) and/or earnings per share growth rate targets. Prior to the adoption of SFAS No. 123R, compensation expense for these awards was based on variable accounting and was calculated using the closing stock price at period end. Upon adoption of SFAS No. 123R on January 1, 2006, compensation expense for these performance awards, except for the 2004-2006 award, was calculated based on the grant-date fair value. The terms of the 2004-2006 award state that payment would be in cash and as such liability accounting was used for this award and compensation expense was calculated based on the year-end share closing price on December 31, 2006. During 2007, the award for the 2004-2006 performance period was paid resulting in the issuance of 178,541 shares as well as a cash distribution.
The following table identifies the number of shares expected to be issued based on current performance measures and the stock price on the date of grant for the performance shares granted:

	Expected	Average
	Number of Units	Stock Price on
Award	to be Issued	Date of Grant

2005 – 2007	232,594	$39.44
2006 – 2008	288,652	$43.07
2007 – 2009	255,346	$53.07
Performance-based stock awards at December 31, 2007 and changes during 2007 were as follows:

		Weighted-
		Average
	Share	Grant Date
	Units	Fair Value
Nonvested at January 1, 2007	370,448	$40.95
Granted	129,930	$53.07
Performance increase	289,299	$47.26
Vested	(232,594)	$39.44
Forfeited	(13,085)	$44.51

Nonvested at December 31, 2007	543,998	$47.76

In 2006, no performance-based stock awards were granted.
Total stock-based compensation expense recognized in the consolidated statements of income for 2007, 2006 and 2005 was $20.4 million, $14.8 million and $9.2 million, respectively. The related tax benefit for 2007, 2006 and 2005 was $7.1 million, $5.2 million and $3.2 million, respectively.
In prior years, certain international employees received stock-based awards that are similar to stock appreciation rights. These awards vested 50% one year after grant, 75% two years after grant and 100% three years after grant and have a 10-year exercise period from the date of grant. The value of these awards is based on Lubrizol common shares and is paid in cash upon employee exercise. At December 31, 2007, the unexercised portion of these fully vested stock-based awards is accounted for as a liability award. Compensation expense recognized in the consolidated statements of income for 2007, 2006 and 2005 was $0.3 million, $1.7 million and $1.1 million, respectively. These amounts are included in the total stock-based compensation expense reported above.

The following table summarizes information about stock options outstanding, excluding the performance share stock awards, restricted share stock awards and long-term incentive plan awards at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted-Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/07	Life	Price	at 12/31/07	Price
$ 19 – $ 28	40,737	1.3 years	$21.88	40,737	$21.88
$ 28 – $ 37	1,720,600	4.1 years	$31.01	1,720,600	$31.01
$ 37 – $ 46	619,300	7.5 years	$41.02	470,425	$40.99
$ 46 – $ 55	213,200	9.3 years	$53.07	–	–

	2,593,837	5.3 years	$35.07	2,231,762	$32.95

Note 17 - RESTRUCTURING AND IMPAIRMENT CHARGES
In 2007, the company recorded aggregate restructuring and impairment charges of $1.5 million. These charges primarily related to asset impairment charges in the Lubrizol Advanced Materials segment, partially offset by a gain recorded on the sale of a Lubrizol Additives manufacturing facility located in Bromborough, United Kingdom.
The following tables show the reconciliation of the restructuring liability beginning from January 1, 2005 to December 31, 2007 by major restructuring activity:

	Liability	Restructuring			Liability
	January 1,	and Impairment		Non-cash	December 31,
	2007	Charges	Cash Paid	Adjustments	2007

Bromborough, U.K. plant closure and sale	$ 1.0	$ (0.7)	$ (0.1)	$ (0.1)	$ 0.1
Lubrizol Advanced Materials plant closures, production line impairments and workforce reductions	0.7	4.1	(1.0)	(3.4)	0.4
Corporate / other workforce reductions	0.2	0.1	(0.3)	–	–
Noveon International restructuring liabilities assumed	0.9	–	(0.4)	–	0.5

	$ 2.8	$ 3.5	$ (1.8)	$ (3.5)	$ 1.0

Included in restructuring and impairment charges for the year ended December 31, 2007 was a $2.0 million gain on the sale of the U.K. plant.

	Liability	Restructuring			Liability
	January 1,	and Impairment		Non-cash	December 31,
	2006	Charges	Cash Paid	Adjustments	2006

Noveon trade name impairment	$ –	$ 41.2	$ –	$ (41.2)	$ –
Bromborough, U.K. plant closure	2.3	6.7	(8.2)	0.2	1.0
Lubrizol Advanced Materials facility and line closures and workforce reductions	2.5	4.1	(2.5)	(3.4)	0.7
Corporate / other workforce reductions	0.3	(0.1)	–	–	0.2
Noveon International restructuring liabilities assumed	1.3	–	(0.4)	–	0.9

	$ 6.4	$ 51.9	$ (11.1)	$ (44.4)	$ 2.8

	Liability	Restructuring			Liability
	January 1,	and Impairment		Non-cash	December 31,
	2005	Charges	Cash Paid	Adjustments	2005

Bromborough, U.K. plant closure	$ –	$ 6.1	$ (3.1)	$ (0.7)	$ 2.3
Lubrizol Advanced Materials facility closures and workforce reductions	–	9.0	(2.3)	(4.2)	2.5
Corporate / other workforce reductions	2.7	0.7	(3.1)	–	0.3
Noveon International restructuring liabilities assumed	6.1	0.1	(5.0)	0.1	1.3

	$ 8.8	$ 15.9	$ (13.5)	$ (4.8)	$ 6.4

In September 2006, the company entered into an agreement to sell the manufacturing facility located in Bromborough, United Kingdom. The sale closed in January 2007. In connection with the sale, the company received net cash proceeds of $5.9 million and recorded a pretax gain of $2.8 million during the first quarter of 2007. The gain was classified as a reduction to restructuring charges associated with closure of the facility. Production from the Bromborough facility was transferred to higher-capacity company facilities in France and the United States. On January 17, 2005, the company announced its plans to phase-out production at the Bromborough facility by the end of 2006. At that time, the company estimated that total restructuring costs, including employee severance and other plant closure costs (including planned demolition costs), would be approximately $15.0 million. Cumulative pretax charges of approximately $12.8 million were incurred through 2006, of which $6.7 million were incurred in 2006, to satisfy severance and retention obligations, plant dismantling, site restoration and other site environmental evaluation costs. The company has invested approximately $20.6 million in capital related to the Bromborough plant closure for capacity upgrades in France and the United States. At December 31, 2007, the company had completed its capital spending associated with the replacement of productive capability as a result of the Bromborough plant closure.
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

In the second quarter of 2005, the company began a process of identifying opportunities to increase efficiency and productivity, reduce costs and support the company’s integration strategy of the Noveon International acquisition. As a result, the company reduced headcount in the general and administrative area of its Ohio headquarters. Through these restructuring efforts, the company eliminated seven positions resulting in a severance-related charge of $0.7 million for the year ended December 31, 2005. All of the affected employees had left their positions by June 30, 2005 and the remaining personnel-related costs were paid in 2006.
The charges for these cost reduction initiatives and impairments are reported as a separate line item in the consolidated statements of income entitled “Restructuring and impairment charges.”
Note 18 - CONTINGENCIES
The company has numerous purchase commitments for materials, supplies and energy in the ordinary course of business. The company also has numerous sales commitments for product supply contracts in the ordinary course of business.
General
There are pending or threatened claims, lawsuits and administrative proceedings against the company or its subsidiaries, all arising from the ordinary course of business with respect to commercial, product liability and environmental matters, which seek remedies or damages. The company believes that any liability that finally may be determined with respect to commercial and product liability claims should not have a material adverse effect on the company’s consolidated financial position, results of operations or cash flows. From time to time, the company also is involved in legal proceedings as a plaintiff involving contract, patent protection, environmental and other matters. Environmental matters and liabilities are addressed specifically below. Gain contingencies, if any, are recognized when they are realized.
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
The company’s environmental reserves, measured on an undiscounted basis, totaled $18.7 million at December 31, 2007 and $14.2 million at December 31, 2006. Of these amounts, $5.3 million and $4.5 million were included in accrued expenses and other current liabilities at December 31, 2007 and 2006, respectively. Goodrich provided

Noveon International with an indemnity for various environmental liabilities. The company estimates Goodrich’s share of such currently identified liabilities under the indemnity, which extends through February 2011, to be approximately $3.7 million of which $0.5 million of the recovery is included in receivables and $3.2 million is included in other assets. There are specific environmental contingencies for company-owned sites for which third parties such as past owners and/or operators are the named PRPs and also for which the company is indemnified by Goodrich. Goodrich currently is indemnifying Noveon International for several environmental remediation projects. Goodrich’s share of all of these liabilities may increase to the extent such third parties fail to honor their obligations through February 2011.
The company believes that its environmental accruals are adequate based on currently available information. The company believes that it is reasonably possible that $9.0 million in additional costs may be incurred at certain locations beyond the amounts accrued as a result of new information, newly discovered conditions, changes in remediation standards or technologies or a change in the law. Additionally, as the indemnification from Goodrich extends through February 2011, changes in assumptions regarding when costs will be incurred may result in additional expenses to the company. Additional costs in excess of $9.0 million cannot currently be estimated.
GUARANTEES
On May 1, 2006, the company sold the FIIS business to SPM Group Holdings, LLC, now known as Emerald Performance Materials, LLC (Emerald). As a result of the sale, Emerald became responsible for a supplier contract with SK Corporation (SK). The company provided a guarantee to SK, revocable by the company upon 60 days’ prior written notice, for the timely performance of Emerald’s payment obligations provided SK is unable to collect payment from Emerald using commercially reasonable efforts. On November 5, 2007, the company terminated the guarantee, which originally extended to January 31, 2008.
INDEMNIFICATIONS
In connection with the sale of the FIIS business, the company has provided indemnifications to Emerald with respect to the business sold. These indemnifications have been associated with the price and quantity of raw material purchases, permit costs, costs incurred due to the inability to obtain permits and environmental matters. In each of these circumstances, payment by the company is dependent on Emerald filing a claim. In addition, the company’s obligations under these agreements may be limited in terms of time and/or amount. It is not possible to predict the maximum potential amount of future payments under certain of these agreements due to the conditional nature of the company’s obligations and the unique facts and circumstances involved in each particular agreement. For those indemnification agreements where a payment by the company is probable and estimable, a liability has been recorded at December 31, 2007. The company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the company’s business, financial condition or results of operations.

Note 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table sets forth the quarterly results of operations for the years ended December 31, 2007 and 2006:

	2007
	First (1)	Second (1)	Third (1)	Fourth (1)	Full Year
Revenues	$1,076.7	$1,154.6	$1,121.4	$1,146.3	$4,499.0
Gross profit	$278.5	$295.8	$275.4	$271.2	$1,120.9
Net income	$71.3	$81.0	$71.4	$59.7	$283.4

Net income per common share:
Basic	$1.03	$1.17	$1.03	$0.87	$4.10
Diluted	$1.02	$1.15	$1.02	$0.86	$4.05

	2006
	First (2)	Second (2)	Third (2)	Fourth (2)	Full Year
Revenues	$984.1	$1,041.1	$1,031.0	$984.6	$4,040.8
Gross profit	$244.8	$265.8	$248.2	$236.8	$995.6

Income from continuing operations	$45.3	$63.0	$50.1	$21.4	$179.8
Discontinued operations	(60.7)	(12.4)	(0.5)	(2.6)	(76.2)

Net income	$(15.4)	$50.6	$49.6	$18.8	$103.6

Per common share - basic:
Continuing operations	$0.66	$0.92	$0.73	$0.31	$2.62
Discontinued operations	(0.89)	(0.18)	(0.01)	(0.04)	(1.11)

Net income	$(0.23)	$0.74	$0.72	$0.27	$1.51

Per common share - diluted:
Continuing Operations	$0.65	$0.91	$0.72	$0.31	$2.59
Discontinued operations	(0.88)	(0.18)	–	(0.04)	(1.10)

Net income	$(0.23)	$0.73	$0.72	$0.27	$1.49

(1)	The company recorded restructuring and impairment (credits) charges of $(2.4) million, $0.9 million, $2.1 million and $0.9 million in the first, second, third and fourth quarters of 2007, respectively.

(2)	The company recorded restructuring and impairment charges of $1.8 million, $1.8 million, $2.7 million and $45.6 million in the first, second, third and fourth quarters of 2006, respectively.

Historical Summary

(In Millions Except Shareholders, Employees and Per Share Data)	2007	2006	2005	2004*	2003

OPERATING RESULTS:
Revenues	$4,499.0	$4,040.8	$3,622.2	$2,864.4	$1,984.2
Cost of sales	3,378.1	3,045.2	2,700.1	2,104.6	1,460.2

Gross profit	1,120.9	995.6	922.1	759.8	524.0
Selling, administrative, technical and research expenses	641.1	587.2	547.3	469.6	355.1
Amortization of intangible assets	24.3	23.7	23.5	16.9	4.8
Write-off of acquired in-process research and development	–	–	–	34.0	–
Restructuring and impairment charges	1.5	51.9	15.9	38.1	22.5
Net interest expense and other income	55.0	70.8	95.2	66.7	17.8

Income from continuing operations before income taxes	399.0	262.0	240.2	134.5	123.8
Provision for income taxes	115.6	82.2	80.8	49.0	36.2

Income from continuing operations	283.4	179.8	159.4	85.5	87.6
Income (loss) from discontinued operations – net of tax	–	(76.2)	27.8	6.3	1.9

Net income	$283.4	$103.6	$187.2	$91.8	$89.5

Income from continuing operations per diluted share	$4.05	$2.59	$2.32	$1.53	$1.70
Discontinued operations per diluted share	–	(1.10)	0.40	0.11	0.04

Diluted earnings per share	$4.05	$1.49	$2.72	$1.64	$1.74

FINANCIAL RATIOS:
Gross profit percentage	24.9	24.6	25.5	26.5	26.4
Percent of revenues:
Selling and administrative expenses	9.4	9.4	9.6	9.9	9.6
Research and testing expenses	4.9	5.1	5.5	6.5	8.3
Return on average shareholders’ equity (%)	15.6	6.4	12.2	7.5	9.9
Debt to capitalization (%)	42.2	47.8	51.8	56.5	28.6
Current ratio	2.1	2.9	2.4	2.4	3.1

OTHER INFORMATION:
Dividends declared per share	$1.16	$1.04	$1.04	$1.04	$1.04
Average common shares outstanding:
Basic	69.2	68.7	67.9	55.7	51.7
Diluted	70.0	69.3	68.8	56.0	51.9
Capital expenditures – continuing operations	$182.8	$125.7	$121.9	$122.6	$88.2
Depreciation expense – continuing operations	$137.1	$133.3	$139.4	$123.8	$93.7

At Year End:
Total assets	$4,643.8	$4,390.9	$4,371.2	$4,571.1	$1,944.9
Long-term debt	$1,223.9	$1,538.0	$1,662.9	$1,964.1	$386.7
Total debt	$1,428.8	$1,541.7	$1,670.8	$1,972.3	$389.6
Total shareholders’ equity	$1,951.3	$1,683.1	$1,551.9	$1,508.5	$941.0
Shareholders’ equity per basic share	28.53	24.39	22.81	22.58	18.24
Common share price	$54.16	$50.13	$43.43	$36.86	$32.52
Number of shareholders	3,029	3,265	3,500	3,698	3,903
Number of employees	6,921	6,746	7,515	7,725	5,032

*	The 2004 results include the revenues and expenses of Noveon International, Inc. since June 3, 2004, the date of acquisition.